CONFIDENTIAL TREATMENT REQUESTED

As confidentially submitted to the Securities and Exchange Commission on September 27, 2012.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NW18 HSN Holdings Plc

(Exact name of Registrant as specified in its charter)

Cyprus	8900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

FC-24, 7th Floor, Sector 16A, Film City

Noida-201301, Uttar Pradesh

India

Tel (91 120) 469-1704

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas

Suite 210

New York, NY 10036-8401

United States of America

(800) 927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Prabhat K. Mehta, Esq. Sidley Austin LLP 6 Battery Road, Suite 40-01 Singapore 049909 (65) 6230-3900	Michael W. Sturrock, Esq. Rajiv Gupta, Esq. Latham & Watkins LLP 9 Raffles Place #42-02 Republic Plaza Singapore 048619 (65) 6536-1161

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, nominal value $0.04 per share	$86,250,000	$9,884.25

(1)	Includes (a) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (b) additional ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ordinary shares to cover over-allotments, if any.
(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2012

PRELIMINARY PROSPECTUS

                     Shares

NW18 HSN Holdings Plc

Ordinary Shares

$         per Ordinary Share

This is the initial public offering of our ordinary shares. We are selling          ordinary shares, and the selling shareholders named in this prospectus are selling          ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We currently expect the initial public offering price to be between $             and $             per ordinary share.

We and some of the selling shareholders have granted the underwriters an option to purchase up to          additional ordinary shares to cover over-allotments.

Our ordinary shares have been approved for listing on the              under the symbol “        .” We are an “emerging growth company” under federal securities laws and may elect to comply with reduced public company reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share $	Total $
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to NW18 HSN Holdings Plc (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

The underwriters expect to deliver the ordinary shares to purchasers on or about                     , 2012, through the book-entry facilities of The Depository Trust Company.

Citigroup

                    , 2012

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

We conduct our business principally through our sole subsidiary, TV18 Home Shopping Network Limited, an Indian corporation. In this prospectus, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” or “our company” are to NW18 HSN Holdings Plc and its sole subsidiary collectively, and references to “our holding company” are to NW18 HSN Holdings Plc on a standalone basis.

In this prospectus, references to “U.S.,” the “United States” or “USA” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India, and references to “Cyprus” are to the Republic of Cyprus. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “ ,” “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India.

Solely for the convenience of the reader, this prospectus contains translations of certain Indian rupee amounts into U.S. dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Indian rupees to U.S. dollars are based on the noon buying rate of 50.89 per $1.00 in the City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2012. No representation is made that the Indian rupee amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The consolidated statement of financial position as of April 1, 2009 and the consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2010, 2011 and 2012 included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

In this prospectus, we refer to the distributors and manufacturers that offer and sell products through our digital commerce platform as our Sourcing Partners. Our use of the term “Sourcing Partner” does not mean that we have formed any legal partnerships with any of our Sourcing Partners.

In this prospectus, references to “compound annual growth rate” and “CAGR” are to an annualized measure of growth of a metric over a particular period of time (typically more than one year) that is calculated by annualizing and compounding the net change in the metric from the beginning to the end of the period. As such, CAGR is not a depiction of actual growth over the period but rather a smoothed annualization of such period’s net change.

In this prospectus, references to “SKUs” are to stock-keeping units, which are numbers or codes used to identify products or items for sale. A particular product may have more than one SKU ascribed to it, such as when the product may be sold in different colors or with other varying unique features. SKUs are often used by businesses to track inventory or availability of products with identical features.

In this prospectus, we refer to information regarding the digital commerce industry and our competitors from market research reports, analyst reports, news articles and other publicly available sources, including the United States Central Intelligence Agency World Factbook, or the CIA World Factbook and Internet World Stats. See “Business” for further details.

In this prospectus, we refer to various key metrics that we use to evaluate aspects of overall transaction activity in our channels and the financial performance of our business and to aid our strategic planning. These key metrics include cumulative consumer base, gross transaction value, average gross commission, average order value and repeat business rate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating Metrics” for definitions of these metrics.

ii

In this prospectus, references to the return rate for products are to the percentage of products that have been returned by consumers as a percentage of the total value of products shipped to consumers in any given period. For the purposes of this metric, we track individual product shipments and assess returns for a particular period even after the end of such period. This assessment of returns differs from that used in gross transaction value.

Data presented in this prospectus on the number of unique visitors to our website and traffic to our website being direct to our website are sourced from Google Analytics, a service offered by Google Inc. that provides digital marketing intelligence. We use monthly Google Analytics data to track unique user statistics, which measure the total number of unique visitors who have visited our website at least once in a given month.

iii

SUMMARY

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our company and the ordinary shares being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This prospectus includes forward looking statements that involve risks and uncertainties. See “Forward Looking Statements.”

Mission

Our mission is to transform the way consumers across

India discover and purchase high quality consumer products.

Overview

We operate India’s leading digital commerce platform, with the ability to access over 250 million consumers through the Internet, television and mobile devices. Since the launch of our service in 2008, we have built an end-to-end digital commerce platform providing Indian consumers access to over 500 brands. International and domestic brands such as Canon, Fabindia, Godrej, Micromax, Reebok, Samsung and Whirlpool are able to efficiently and effectively demonstrate, market and sell their products to consumers across India through our platform. Our multi-channel approach has allowed us to establish a trusted brand in the Indian market. Since our launch, over 4.5 million consumers across India have placed orders through our platform. We added over 470,000 consumers in the quarter ended June 30, 2012. We believe that our strategy provides us with a platform that is well suited to address the large and relatively untapped digital commerce opportunity in India.

The Indian market has certain unique market dynamics and infrastructure challenges, which require a technological and commercial solution that is different from that in other parts of the world. Because of the lack of large organized vendors across the country, infrastructure constraints, and rising costs for physical retail space that currently characterize the local consumer retail market in India, manufacturers and distributors are increasingly looking at digital commerce as a critical component of their respective strategies to reach and sell their products to Indian consumers on a national basis. However, India’s Internet landscape is still at an early stage of development, with 132 million users as of 2011, according to the FICCI-KPMG India Media and Entertainment Industry Report 2012, implying an Internet penetration of only approximately 10.8% (based on India’s population estimate by The Economist Intelligence Unit). Thus, an Internet-only platform does not fully address India’s market potential and need. On the other hand, India already has the world’s third largest television market, with a viewership base of over 539 million in 2011, according to the FICCI-KPMG report, thus enabling mass reach and scale. Even with this large base, India’s viewership is expected to increase to 789 million through 2016, representing a CAGR of 7.9% from 2011.

To reach the broadest possible consumer base in India, we have developed a customized digital commerce platform that combines the reach of the Internet, television and mobile devices. Our scale and distribution strategy make us an important relationship for the distributors and manufacturers that sell products through our platform, who we also refer to as our Sourcing Partners, providing us with the ability to showcase a broad range of products across multiple categories at competitive prices. During fiscal year 2012, we began showcasing new product categories including books and baby & kids products on our platform. We have developed a technology-enabled logistics network that allows our Sourcing Partners to deliver products to the consumer’s doorstep in over 3,000 towns and cities across India. We believe that our platform provides consumers with a differentiated and user-friendly experience, service and value.

Since the launch of our service in 2008, over 6.5 million transactions have been executed through our platform. Through our combined Internet, television and mobile presence we have become one of India’s best known brands in the digital commerce industry, with over 45% of June 2012 traffic to our website being direct to our site, as measured by Google Analytics, a product that provides Internet marketing intelligence.

For fiscal years 2010, 2011 and 2012, our television channel’s gross transaction value, or the total value of all products sold through our platform, net of related returns, had a CAGR of 32.6%, reaching $77.7 million in fiscal year 2012. Our Internet channel, which was launched in the fourth quarter of fiscal year 2011, had gross transaction value of $1.8 million in that quarter and $30.8 million in fiscal year 2012.

Market Landscape

A Large, Fast-Growing and Urbanizing Consumer Market

India is the world’s second most populous country, with an estimated population of approximately 1.2 billion as of March 2012, which equates to 19.0% of the world population, according to The Economist Intelligence Unit. India also has one of the highest youth populations among major developed and developing countries, with a median age of 26.2 years as of 2011, according to the CIA World Factbook, which is expected to drive the addition of almost 270 million workers to the labor pool between 2005 and 2025, fueling India’s economic growth for the next two decades, according to McKinsey Global Institute’s 2007 report The “Bird of Gold”: The Rise of India’s Consumer Market.

Over the past decade, India has been one of the fastest-growing economies globally with overall real gross domestic product, or GDP, almost tripling since 2001 and projected to continue to grow at an annual rate of 6.7% between fiscal years 2011 and 2025, according to The Economist Intelligence Unit. India’s GDP on a purchasing power parity basis was $4.95 trillion in fiscal year 2012, according to The Economist Intelligence Unit, making India the third largest economy in the world after the United States and China and one of the largest global consumer markets – with private consumption contributing 57.2% of overall GDP. Driven by these economic developments, Indian society is rapidly evolving from a mostly rural and agricultural society into a more urban and consumption-oriented society.

A Large, Growing and Underserved Retail Market

Overall economic development in India is expected to drive significant growth of the Indian retail market. The overall size of the Indian retail market is estimated to be 23 trillion ($450 billion) for fiscal year 2012, and is estimated to grow at a CAGR of 15.0% to reach 47 trillion ($920 billion) by fiscal year 2017, according to Crisil Research.

While India is a large retail market by global standards, it has remained a highly fragmented market with very limited penetration for organized retail outside the large cities. Furthermore, even in these large cities, organized retail penetration is significantly lower than in developed as well as many developing markets. As a result, the Indian retail market is dominated by traditional stores that provide their local communities with limited product choices and lack the sophistication typically found at organized retail outlets.

Rapidly Increasing Internet, Television and Mobile Penetration

Over the past decade, India has seen a rapid growth in Internet, television and mobile penetration, driven by demand by consumers and aggressive private sector investments that have resulted in innovative consumer-facing offerings.

•

Television. India is the world’s third largest television market, according to FICCI-KPMG, with 539 million television viewers in 2011 and is expected to grow to 789 million by 2016, representing a CAGR of 7.9%.

•

Internet. According to FICCI-KPMG and Internet World Stats, in 2011, India had the third largest population of Internet users after China and the United States. Overall penetration is still relatively low in India, with 2011 Internet penetration at 10.8%, or approximately 132 million users, as compared to over 78.3% in the United States. FICCI-KPMG and The Economist Intelligence Unit estimate Internet penetration will reach 42.2%, or approximately 546 million users, by 2016, representing a CAGR of 32.8% since 2011.

•

Mobile Internet. Expanding 3G networks and broadband wireless access on mass-market smartphones are expected to transform India’s Internet user base, with the number of wireless Internet connections expected to grow from 65 million in 2011 to 392 million by 2016, representing a CAGR of 43.2%, and active Internet enabled smartphones increasing from 10 million in 2011 to 264 million in 2016, according to FICCI-KPMG.

Our Opportunity

Digital commerce has a number of benefits which are highly relevant to the Indian consumer market, given its characteristics and challenges, including a larger selection and availability of products, ease and comfort of shopping, competitive pricing and multiple payment options. Through our multi-channel end-to-end digital commerce platform, our operational efficiency and our value proposition for consumers and Sourcing Partners, we are well-suited to address the large and relatively untapped digital commerce opportunity in India.

Our Value Proposition for Consumers

We believe that Indian consumers are looking to transact through a trusted digital commerce platform with highly reliable service that provides them with a superior shopping experience. Our digital commerce platform leverages our scale, reach and deep industry know-how to offer them a comprehensive solution that has the following attributes:

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Trust. Our presence across multiple channels has helped us gain consumer familiarity and trust. Our credibility is further enhanced by our focus on customer service, driving overall consumer satisfaction.

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Reach. Our multi-channel platform provides our Sourcing Partners access to over 250 million consumers. This is supported by our technology-enabled delivery and logistics network, which enables us to deliver products to consumers in over 3,000 towns and cities across India.

•

Selection and Quality. We have one of the largest selections of brands comprising over 500 global and local brands across all major product categories such as books, mobile phones, cameras, computers, electronics, apparel, jewelry, home & kitchen, appliances, toys, health & beauty, baby, office stationery and gifts & flowers.

•

Value. We are able to leverage our reach and logistics network to drive higher volumes for our Sourcing Partners, enabling them to derive economies of scale and remove inefficiencies in their sourcing and manufacturing, and ultimately enhancing the value proposition for consumers.

•

Payment Choices and Flexibility. We offer consumers multiple payment options, ranging from credit cards, debit cards, net banking, cash on delivery, or COD, demand drafts and gift certificates, helping us facilitate consumer acceptance of digital commerce.

Our Value Proposition for Sourcing Partners

Our digital commerce platform offers Sourcing Partners a single point of access to consumers throughout India and across various demographics by providing them the following advantages:

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Nationwide Reach. Through our platform, our Sourcing Partners are able to reach over 250 million consumers. We are able to expand the addressable market for our Sourcing Partners by providing access to markets that may not be reachable through traditional marketing and distribution channels.

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New Distribution Platform. Our digital commerce platform provides our Sourcing Partners a new distribution channel and enables them to bypass the multi-layer supply chain and deliver their products directly to consumers. This enables them to save costs, improve efficiencies and thereby offer more competitive prices to consumers.

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Multi-channel Approach. We provide a single point of access for our Sourcing Partners to showcase their products through our Internet, television and mobile channels. We believe that the same products showcased on multiple channels enhances product and brand recognition among consumers.

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Branding and Visibility. We offer valuable marketing and product demonstration opportunities for our Sourcing Partners and the brands they carry. We believe that television allows our Sourcing Partners to showcase their products and create awareness and visibility for them at a national level. In addition, our website offers our Sourcing Partners the opportunity for detailed consumer education through consumer reviews and product videos, tools for selecting desired products and interactive product evaluation.

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Real-time Consumer Feedback. Our digital commerce platform enables an efficient and cost-effective means for product testing, consumer analytics, online product reviews and consumer feedback. This enables our Sourcing Partners to obtain real-time consumer feedback on their products, helping them to improve their product selection and marketing strategies.

Our Strengths

We believe that the Indian digital commerce opportunity, our multi-channel solution to address this and our strong execution have resulted in the following key strengths for us:

Untapped Market Opportunity

We are addressing India’s large and growing retail market, estimated to be 23 trillion ($450 billion) for fiscal year 2012, and estimated to grow at a CAGR of 15.0% to reach 47 trillion ($920 billion) by fiscal year 2017, according to Crisil Research.

An Established Brand

Through our combined Internet, television and mobile presence we have become one of India’s best known brands in the digital commerce industry. Our presence across multiple channels has helped us gain consumer familiarity and trust.

Large, Engaged and Loyal Consumer Base

Since our launch, over 4.5 million consumers have placed orders through our platform, and over 6.5 million transactions have been executed through our platform. Our repeat business rate in the fourth quarter of fiscal 2012 reached 39.9%, demonstrating the value of our service and the loyalty of the consumer base.

Scale Benefits

The scale of our operations and our ability to access 250 million consumers in over 3,000 towns and cities across India make us an important relationship for our Sourcing Partners. We are able to expand the addressable market for our Sourcing Partners by providing them access to markets that may not be reachable through traditional marketing and distribution channels.

Extensive Selection

We are able to offer consumers a wide selection of products across multiple categories, such as books, mobile phones, cameras, computers, electronics, apparel, jewelry, home & kitchen, appliances, toys, health & beauty, baby, office stationery and gifts & flowers. As of June 30, 2012, our digital commerce platform showcased over 12 million different SKUs and over 500 international and domestic brands, including Canon, Fabindia, Godrej, Micromax, Reebok, Samsung and Whirlpool.

Speed to Market

Our direct-to-consumer solution enables brands and Sourcing Partners to launch new products quickly and efficiently on a nationwide basis, by-passing the multi-layer supply chain. Introduction of new products is also facilitated by the ability to demonstrate and explain these products through our digital commerce platform.

Consumer Data and Analytics

Our digital commerce platform enables an efficient and cost-effective means for product testing, consumer analytics, online product reviews and consumer feedback. This enables our Sourcing Partners to obtain real-time consumer feedback on their products, helping them to improve their product selection and marketing strategies.

Experienced Management Team with Proven Track Record

Our management team successfully launched our business in 2008, and has helped it grow to become one of India’s leading digital commerce platforms. With diverse yet complementary backgrounds, the team benefits from deep industry expertise across media, digital commerce, consumer products, retail, logistics and IT. We believe that our management team’s collective experience and strong execution capabilities has and will enable us to continue to realize significant growth opportunities.

Our Growth Strategy

We intend to grow our business by focusing on following our key growth strategies, which include growing the consumer base, growing our Sourcing Partner base, expanding the catalog of products showcased on our platform, expanding delivery infrastructure, further leveraging our scale, extending our mobile channel and pursuing strategic alliances and potential acquisitions.

Risk Factors

Our business is subject to numerous risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects, as more fully described in the section entitled “Risk Factors,” immediately following this prospectus summary. These include risks and uncertainties related to:

•	our significant operating losses in the past, our short operating history and uncertainties regarding the growth and profitability of digital commerce in India;

•	any harm to our HomeShop18 brand or our reputation as well as our ability to respond to changing consumer preferences;

•	our relationships with third parties, including cable and direct-to-home, or DTH, operators, our Sourcing Partners, courier companies and call center operators;

•	impediments to the execution and success of our growth strategy;

•	our susceptibility to adverse changes in the political, economic and regulatory environment in India that could materially harm our business;

•	competition from new and existing companies that may cause us to lose market share and depress our margins;

•	our dependence on our relationship with Network18 and its affiliates for financial support and various important aspects of our business; and

•	continued control over us by our principal shareholders.

Corporate Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of our sole subsidiary, as of the date of this prospectus.

Corporate Information

We are a public company limited by shares incorporated in Cyprus. We were incorporated as 18 Holdings Cyprus Limited, a private company limited by shares, on April 29, 2006. On September 4, 2006, we changed our name to TV18 HSN Holdings Limited. On                     , 2012, we further changed our name to NW18 HSN Holdings Plc. Our registered office is located at 10 Diomidous Street, Alphamega Akropolis Building, 3rd Floor, Office 401, 2024 Nicosia, Cyprus. Our executive offices are located at FC-24, 7th Floor, Sector 16A, Film City,

Noida-201301, Uttar Pradesh, India, and the telephone number at this location is (91 120) 469-1704. Our website address is www.HomeShop18.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years, although, if our annual revenue exceeds $1.0 billion, we issue more than $1.0 billion in non-convertible debt over a three-year period or the market value of our ordinary shares that is held by non-affiliates exceeds $700 million before the end of that five-year period, we could cease to be an “emerging growth company” earlier. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Offering

Offering price	We currently anticipate that the initial public offering price will be between $ and $ per ordinary share.

Ordinary shares offered:

By us	shares

By the selling shareholders	shares

Total	shares

Ordinary shares outstanding before this offering	shares

Ordinary shares to be outstanding after this offering(1)	shares

Over-allotment option	shares

Voting rights	Ordinary shares are entitled to one vote per share.

Use of proceeds	We expect that the net proceeds we will receive from the sale of the ordinary shares offered by us will be approximately $ million, assuming an initial public offering price of $ per ordinary share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds received by us from this offering for general corporate purposes, including working capital as well as the repayment of a bank loan. We also may use a portion of these proceeds to acquire or make investments in complementary businesses, products or technologies. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

Lock-up	We, our offices and directors, certain of our employees and the selling shareholders and our other principal shareholders have agreed with the underwriters, with certain exceptions, not to sell or transfer any ordinary shares or securities convertible into or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ordinary shares.

Payment and settlement	The ordinary shares are expected to be delivered against payment on , 2012. The ordinary shares will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ordinary shares will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Listing	Our ordinary shares will be listed on .

Stock exchange symbol	“ ”

Note:

(1)	The total number of ordinary shares outstanding after the offering is based on 41,923,401 ordinary shares outstanding as of March 31, 2012 and:

•	does not take into account the possible issuance of additional ordinary shares to the underwriters pursuant to their option to purchase additional ordinary shares to cover over-allotments;

•	assumes the conversion of all preference shares and warrants into 54,233,549 ordinary shares in connection with this offering;

•

excludes 2,177,000 ordinary shares issuable upon the exercise of share options outstanding as of March 31, 2012. These options were all granted under our share option plan and have a weighted average exercise price of $0.12 per share. Of the 2,177,000 options outstanding as of March 31, 2012, 3,750 were exercised in May 2012, although the ordinary shares underlying these options have not yet been issued; and

•

excludes 202,000 ordinary shares issuable under options for which the exercise process has been commenced but is not yet complete. 92,000 of these ordinary shares will be issued at an exercise price of $0.11 per share, 70,000 of these ordinary shares will be issued at an exercise price of $0.09 per share and the remaining 40,000 of these ordinary shares will be issued at an exercise price of $0.10 per share.

Summary Consolidated Financial and Other Data

The following summary consolidated statement of comprehensive income and loss data for fiscal years ended March 31, 2010, 2011 and 2012, and the summary consolidated statement of financial position data as of March 31, 2012, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31
	2010	2011	2012
	(in thousands, except per share data and number of shares)
Consolidated Statement of Comprehensive Income (Loss) Data:

Revenue from operations	$14,641.7	$19,194.0	$24,457.7
Television	14,641.7	18,842.5	20,494.2
Internet	—	351.5	3,963.5
Employee benefit expense	(4,331.8)	(6,250.1)	(8,565.3)
Freight and collection expenses	(4,625.8)	(6,614.5)	(11,831.1)
Carriage fees	(4,278.6)	(5,254.4)	(6,196.8)
Airtime expenses	(293.2)	(631.1)	(264.8)
Call center expenses	(1,073.4)	(2,027.0)	(3,378.8)
Advertisement and business promotion expenses	(2,169.5)	(3,854.7)	(7,440.2)
Other operating expenses	(4,488.3)	(7,357.8)	(8,282.0)
Depreciation and amortization	(773.6)	(989.6)	(1,249.7)
Finance income	730.2	1,159.5	1,092.8
Finance costs	(8,412.8)	(51.0)	(884.3)
Income tax expense	(2.5)	(1.5)	—

Loss after tax	(15,077.4)	(12,678.2)	(22,542.5)

Exchange differences on translating foreign operations	870.2	37.4	(1,152.1)

Total comprehensive loss for the year attributable to our owners	$(14,207.2)	$(12,640.8)	$(23,694.6)

Loss per share (basic and diluted)	$(0.27)	$(0.18)	$(0.33)
Weighted average number of ordinary shares outstanding (basic and diluted)	38,339,462	41,923,401	41,923,401
Pro forma loss per share (basic and diluted)(1) (unaudited)			$(0.24)
Pro forma weighted average number of ordinary shares outstanding (basic and diluted)(1) (unaudited)			95,282,755

Note:

(1)

Our pro forma loss per share (basic and diluted) and pro forma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated assuming that the following all occurred on a “hypothetical basis” on April 1, 2011, except for the conversion of warrants, which are given effect as of the issuance dates of the warrants during fiscal year 2012: (i) our May 2012 share capital reorganization; (ii) the full funding of our partially paid warrants and the repayment of related subordinated loans from the warrant proceeds which will occur on or before the completion of this offering; (iii) the conversion of all our preference shares and warrants into 54,233,549 ordinary shares that will occur by the completion of this offering; and (iv) the issuance of 202,000 ordinary shares under options, for which the exercise process has been commenced but is not yet complete. For more information on our share capital, including our May 2012 share capital reorganization, see “Description of Share Capital.”

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2012:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect

(1)	our May 2012 share capital reorganization described in the third paragraph of “Description of Share Capital”;

(2)	the full funding of our partially paid warrants and the repayment of related subordinated loans from the warrant proceeds which will occur on or before the completion of this offering;

(3)	the conversion of all outstanding preference shares and warrants as of March 31, 2012 into 54,233,549 ordinary shares in connection with this offering;

(4)	the issuance of 202,000 ordinary shares under options for which the exercise process has been commenced but is not yet complete; and

(5)	the issuance and sale by us of ordinary shares offered in this offering at the assumed public offering price of $ per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no exercise by the underwriters of the over-allotment option and no other change to the number of ordinary shares sold by us as set forth on the cover page of this prospectus.

	As of March 31, 2012
	Actual	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Statement of Financial Position Data:
Goodwill	$195.5		$195.5
Other intangible assets	234.6		234.6
Property, plant and equipment	3,130.5		3,130.5
Security deposits	482.7		482.7
Current tax assets	2,162.3		2,162.3
Other non-current assets	289.1		289.1
Trade receivables	1,100.3		1,100.3
Bank deposits and short term investments	680.2		680.2
Cash and cash equivalents	1,449.1
Other current assets	12,071.2		12,071.2

Total assets	$21,795.6			$(4)

Total equity (deficit)	$(1,304.2)	$

Employee benefits obligations (excluding current portion)	108.8		108.8
Employee benefits obligations (current portion)	251.7		251.7
Trade payables	6,264.5		6,264.5
Loans and borrowings (current portion)(1)	11,313.1		8.4
Derivative financial liabilities(2)	180.0		—
Bank overdraft	575.7		575.7
Other current liabilities	4,405.9		4,405.9

Total liabilities	23,009.8		11,901.3

Total equity (deficit) and liabilities	$21,795.6	$

Notes:

(1)	Some of the warrants issued by us are hybrid instruments with non-derivative and derivative liability components. This line item includes the non-derivative liability portion of these warrants of $0.6 million as of March 31, 2012. This line item also includes the $10.7 million liability as of March 31, 2012 of our subordinated loans that will be repaid from the proceeds of the funding of outstanding partially paid warrants, which will occur on or before the completion of this offering. The conversion of these warrants into ordinary shares in connection with this offering will result in the non-derivative liability portion of the warrants moving to our equity accounts. Accordingly, this amount has been excluded from our pro forma as adjusted column. As there will be no liability in respect of the subordinated loans after they are repaid, this amount has also been excluded from our pro forma as adjusted column.
(2)	Some of the warrants issued by us are hybrid instruments with non-derivative and derivative liability components. This line item represents the derivative liability portion of these warrants as of March 31, 2012. The conversion of these warrants into ordinary shares effective upon the completion of this offering will result in the derivative liability portion of the warrants moving to our equity accounts. Accordingly, this amount has been excluded from our pro forma as adjusted column.
(3)	A $1.00 increase/(decrease) in the assumed initial public offering price of $ per ordinary share in this offering would increase/(decrease) each of cash and cash equivalents, total assets, total equity (deficit) and total equity (deficit) and liabilities by $ .
(4)	Pro forma as adjusted total equity (deficit) includes the amount payable as of March 31, 2012 to fully fund our partially paid warrants, which was $10.7 million.

Other Data:

The following table sets forth for the periods indicated, certain key metrics we use to evaluate aspects of overall transaction activity in our channels and the financial performance of our business and to aid our strategic planning. For details on how these metrics are calculated, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating Metrics.”

	Fiscal Year
	2010	2011	2012
	(in thousands, except percentages and average order values)
Consolidated:
Cumulative consumer base	1,457.5	2,393.4	4,006.3
Gross transaction value	$44,186.9	$62,569.2	$108,547.0
Average gross commission	33.0%	30.5%	22.5%
Average order value	$50.6	$49.3	$37.9
Repeat business rate	27.5%	34.9%	39.9%

Television:
Gross transaction value	$44,186.9	$60,758.6	$77,740.3
Average gross commission	33.0%	30.8%	26.3%
Average order value	$50.6	$49.5	$45.1

Internet:
Gross transaction value	—	$1,810.6	$30,806.7
Average gross commission	—	19.4%	12.8%
Average order value	—	$44.1	$27.0

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Us and Our Industry

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to achieve profitability.

Since our inception, we have incurred significant operating losses, and, as of March 31, 2012, we had an accumulated deficit of approximately $80.7 million. We also do not expect to achieve profitability in the near term. Although our revenue from operations has grown rapidly, our revenue growth in the future may be lower. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to spend substantial financial resources on:

•	growing the consumer base;

•	expanding into new product categories;

•	enhancing and growing our Internet and mobile channels;

•	continuing to build our logistics and delivery infrastructure; and

•	pursuing strategic alliances and potential acquisitions.

These expenditures might not yield additional revenue that we anticipate or at all. If we are unable to achieve revenue growth that outpaces the growth in our expenses, we will not achieve profitability, our cash position will deteriorate and we may become insolvent.

Network18 Media & Investments Limited, or Network18, the parent company of our majority shareholder, has issued a letter assuring continued financial support as necessary for our subsidiary to fulfill its business obligations in all material respects for the 12-month period beginning August 16, 2012 to our subsidiary, and our consolidated financial statements have been prepared on a going concern basis on the basis of this support. We cannot assure you that Network18 will continue to provide this support in the future, in which event, we may become insolvent. Network18 and Mr. Raghav Bahl, who controls Network18, have also provided us with loan guarantees, without which banks may not be willing to lend to us on favorable terms or at all.

Our recent growth rate may not be sustainable, and a failure to manage our growth effectively would materially and adversely affect our business, financial condition and results of operations.

We have experienced high growth in recent years. From fiscal year 2011 to fiscal year 2012, the gross transaction value executed through our platform increased by 73.5% and our revenue from operations increased by 27.4%. Our total number of employees increased from 293 as of March 31, 2011 to 354 as of March 31, 2012. We expect this growth to place significant demands on us and require us to continuously evolve and improve operational, financial and internal controls across our company. Addressing the challenges arising from our growth entails substantial senior level management time and resources and puts significant demands on our management team and other resources. Further, we may not be able to sustain a similar rate of growth or manage our growth effectively. We may also not be able to hire, train, supervise and manage the new employees we require for the management and execution of our expansion plans in sufficient numbers or at all. Any failure to manage our growth effectively would materially and adversely affect our business, financial condition and results of operations.

We have a short operating history in an evolving industry, which makes it difficult to evaluate our future prospects.

We have a short operating history in an evolving industry that may not develop as expected. This short operating history makes it difficult to assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we may encounter in this rapidly evolving industry. These risks and difficulties include our ability to, among other things:

•	increase the number of consumers transacting on our digital commerce platform;

•	successfully compete with existing and future providers of digital commerce as well as physical stores and outlets;

•	hire, train and retain talented personnel;

•	effectively manage rapid growth in our personnel and operations;

•	react and adapt to price competition in the market, both from digital commerce service providers and physical stores and outlets;

•	achieve sufficient sales volume to realize economies of scale; and

•	develop and maintain our arrangements and relationships with current and future Sourcing Partners.

Failure to adequately address these risks and difficulties could materially and adversely affect our business, financial condition and results of operations.

Uncertainties regarding the growth and profitability of the digital commerce industry in India could adversely affect our business and future prospects.

The digital commerce industry in India is in its growth stages. The growth of digital commerce in India is dependent on many factors, including a continued shift in India away from rural and agrarian society to a more urban, consumption-oriented one, an increasing need for a convenient and reliable user experience as consumer preferences evolve. Our future operating results will depend on numerous factors affecting the development of digital commerce, which may be beyond our control. These factors include:

•	the growth of personal computer, tablets and mobile devices including smartphones, Internet and broadband usage and penetration in India, and the rate of any such growth;

•	the trust and confidence level of consumers in digital commerce, as well as changes in consumer demographics and consumers’ tastes and preferences;

•	the acceptability of alternative business models that better address the needs of consumers in India;

•	positive media publicity regarding digital commerce in India;

•	the development of fulfillment, payment and other services associated with online purchases; and

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending.

If digital commerce does not develop as we expect, or if we fail to identify and anticipate the trends and preferences in the digital commerce industry or the demands and needs of consumers and address them in time or at all, our business, financial condition and results of operations and financial condition will be harmed.

Any harm to our HomeShop18 brand or failure to maintain our reputation may materially and adversely affect our business and growth prospects.

We believe that the recognition and reputation of our “HomeShop18” brand among consumers and Sourcing Partners have significantly contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. This may require us to make substantial investments and these investments may not be successful. Many factors, some of which are beyond our control, may negatively impact our brand and reputation if not properly managed. These factors include our ability to:

•	continue to provide a satisfactory consumer experience;

•	adapt to evolving consumer preferences and introduce new products and product categories;

•	develop new channels as consumers migrate to new technologies;

•	increase brand awareness among existing and potential consumers through various marketing and promotional activities;

•	maintain the popularity, attractiveness and quality of the products we showcase on our platform; and

•	preserve our reputation in the event of any negative media publicity on Internet security or product quality issues affecting us or other digital commerce businesses in India.

We rely on several third parties as part of our business model. For example, we rely on our Sourcing Partners to ensure the availability and quality of products that consumers purchase through our digital commerce platform. In addition, we rely on courier companies to handle product deliveries, as well as payment collection for COD sales, and we outsource the staffing of our call center, which handles sales and consumer support for our platform. Any failure to perform adequately by any of these third parties may create an unfavorable impression of us on consumers which could negatively impact our brand and reputation.

Competition from new and existing companies may cause us to lose market share and consumers and depress our margins, which would adversely affect our business and results of operation.

Digital commerce is intensely competitive and rapidly changing and competition is likely to intensify even further in the future. We face competition for consumer attention, Sourcing Partners and attractive commercial terms. Our business faces direct competition from television-based companies, such as Star CJ Alive, and online commerce companies, such as flipkart.com and ebay.in. In addition, we indirectly compete for consumers with organized retail, including physical stores and outlets. Our television channel also competes for access to consumers and audience share with other conventional forms of entertainment and content.

We may not be able to effectively compete with current and future competitors who may have longer operating histories, superior strategy and execution, greater resources, greater name recognition and a larger consumer base than us. In addition, competitors may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions.

Organized retail, which includes supermarkets and other physical stores and outlets offering wider choice and is backed by larger companies, has low penetration in India with a majority of consumers transacting at local small retail stores. However, organized retail is growing rapidly, and we expect that growth to continue. In addition, an easing of the restrictions on foreign investment in multi-brand retail in India will likely also increase competition as international online commerce companies and traditional retailers will be able to enter the market.

We compete to establish and retain favorable commercial agreements with a wide range of Sourcing Partners for product distribution on our platform. Our competitors may have advantages that enable them to secure merchandise from suppliers on more favorable terms, offer products similar to those offered on our platform at lower prices, respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or consumer preferences. These factors can attract consumers away from our platform, force price reductions and hence lower our margins and limit our growth potential, in which case our business, financial condition and results of operations will be harmed.

Our revenues depend heavily on transactions for digital products executed through our platform, and any event that adversely affects sales of these products on our platform or our ability to attract and retain consumers for these products could harm our business and results of operations.

We have historically focused on the sale of various digital products including mobile phones, cameras and camcorders through our platform. Gross transaction value from these products accounted for approximately 49.3%, 47.9% and 54.8% of our total gross transaction value in fiscal years 2010, 2011 and 2012, respectively. While we have increased the marketing of other products and will continue to expand product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on digital products. In addition, consumers who purchase digital products may also account for significant levels of purchases of other items sold through our platform, which are generally higher margin items. Loss of these consumers through a reduction in their purchases of digital products may therefore cause significant reductions in purchases in other product categories, including those that yield higher margins. Any event that results in a reduction in our sales of digital products could materially and adversely affect our business, financial condition and results of operations.

We depend on certain cities for a significant portion of transactions executed through our platform.

Gross transaction value of total transactions executed through our platform from Delhi and certain surrounding suburban areas, the national capital region, or Delhi NCR, Mumbai, Bengaluru (formerly Bangalore), Chennai and Kolkata accounted for approximately 30.3% of our fiscal year 2012 gross transaction value. Delhi NCR and Mumbai accounted for approximately 17.3% and 4.8%, respectively, of our fiscal year 2012 gross transaction value. We believe that the number of consumers from these cities who transact with us depends on several factors, including the availability and pricing of various products in these cities and towns. Easier availability of products in these cities and towns — either due to expansion of organized retail or delivery of products through other platforms — could lead to a drop in the number of products sold through our platform, which could materially and adversely affect our business, financial condition and results of operations.

The Internet has very limited penetration in India and may not develop as necessary to sustain the growth of our Internet business.

In the fourth quarter of fiscal year 2011, when we started our Internet business, and fiscal year 2012, 7.9% and 16.2%, respectively, of our revenue came from our Internet business, and we expect the contribution of our Internet business to our total revenue to continue to increase. According to FICCI-KPMG and Internet World Stats, in 2011, India had the third largest population of Internet users after China and the United States. However, overall penetration is still relatively low in India, with 2011 Internet penetration at 10.8% (or approximately 132 million users), as compared to over 78.3% in the United States. Moreover, alternative methods of obtaining access to the Internet, such as through mobile devices, are not readily available in many parts of India.

We cannot assure you that the means of accessing the Internet will become widely available in India. As a result, it is uncertain whether Internet penetration in India will increase in the future. If the number of Internet users does not increase significantly in India, we may not be able to expand the consumer base, which may require us to make additional investments in alternative distribution channels and may adversely affect our business, results of operations and prospects.

Furthermore, to the extent Internet penetration does increase, the success of our business operations will remain highly dependent on the growth, performance and reliability of the telecommunications networks and Internet infrastructure in India, which are factors beyond our control. The increasing number of users, bandwidth requirements, problems caused by computer viruses and other system disruptions may harm the performance of the Internet, leading to a variety of outages and other delays.

Our long-term success depends, in large part, on our continued ability to attract new and retain existing consumers in a cost-effective manner.

In an effort to attract and retain consumers, we engage in various marketing and promotional initiatives, which involve the expenditure of considerable resources, particularly in the case of the production and distribution of our television programming and, to a lesser extent, online advertising. We have devoted, and expect to continue to devote, significant resources to certain of these initiatives, particularly in connection with the growth and maintenance of certain popular product categories and brands sold through our platform, and to increase the engagement of consumers with our platform. These initiatives, however, may not become popular with consumers and may not be cost-effective. In addition, we believe that costs associated with the production and distribution of our television programming and costs associated with online marketing, including search engine marketing (primarily the purchase of relevant keywords) are likely to increase in the foreseeable future and, if significant, could have a material adverse effect on our business, financial condition and results of operations to the extent that they do not result in corresponding increases in revenues.

We do not own parts of our trade name and logo and are subject to related risks.

We license the use and appearance of “18” in our trade names and logos from Network18 for 10 per year. The license is non-exclusive and revocable. The license agreement is valid until August 31, 2016 and may also be terminated by Network18 in case of a material breach by us of the terms of the license agreement, in which event we would no longer be able to operate our business using the trade name and logo under which consumers have come to know us.

We also cannot assure you that there will not be some conflict or confusion associated with our use of the “18” logo in connection with our businesses and Network18’s use of it in connection with its businesses. Additionally, as a license-holder, we do not enjoy the statutory protections accorded to the owner of a registered trademark. Under the license agreement, Network18 is permitted to allow the trademarks to expire, and we are not permitted to commence any action to protect them. In the event a third party infringes on our trade name and logo, Network18 may not be willing to protect our rights through litigation, and this, or any other, failure by Network18 to maintain its trademarks or protect our use of them in a meaningful manner could cause erosion of our brand value.

We are also required by the license agreement to alter or modify the color and size of our trade names and logos at the direction of Network18, which could limit our ability to control our marketing initiatives.

Any of these developments on its own, or in the aggregate, could have a material adverse effect on our business.

We depend on relationships with cable and DTH operators and adverse changes in these relationships could result in an interruption, material decrease or even the cessation of carriage of our television channel.

We deliver our television channel through cable and DTH operators who provide the “last mile” cable link to the homes of subscribers. As of June 30, 2012, our television channel was available on most Indian DTH operators, including Reliance Big TV, Videocon d2h, Dish TV and Airtel DTH. The cessation of carriage of our television channel by a major cable or DTH operator or a significant number of smaller cable or DTH operators for a prolonged period of time could adversely affect our business, financial condition and results of operations. While we believe that we will be able to continue to successfully manage the distribution process in the future, certain changes in distribution levels, as well as increases in carriage fees, could occur notwithstanding these efforts.

We typically seek to enter into long-term distribution agreements with DTH operators and year-long agreements with cable operators; however, in some cases, renewals are not agreed upon prior to the expiration of a given agreement. No assurance can be given that we will be successful in negotiating renewals with all these operators or that the financial and other terms of renewal will be on acceptable terms. The failure to successfully renew or negotiate new distribution and affiliation agreements covering a material portion of these existing cable and DTH households on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

Increases in carriage fees could adversely affect our operations, business and financial results.

Historically, television channels in India have paid substantial carriage fees to obtain the right to air a channel on a distribution network to cable or DTH operators to ensure proper distribution of their channels. With limited bandwidth available to cable operators, these fees have increased in recent years. In fiscal years 2010, 2011 and 2012, our carriage fees were $4.3 million, $5.3 million and $6.2 million, respectively, or 29.2%, 27.4% and 25.3%, respectively, of revenue from operations for those periods. The number of new television channels is growing and therefore carriage fees may continue to increase. If carriage fees continue to increase, our business, financial condition and results of operations could be materially and adversely affected.

The failure to secure suitable channel placement for our television channel would adversely affect our ability to attract and retain television viewers and could result in a decrease in revenue.

We are dependent upon our continued ability to attract and retain television viewers. Effectively competing for television viewers is dependent, in substantial part, on our ability to secure suitable placement of our television channel. The advent of digital compression technologies and the adoption of digital cable have resulted in increased channel capacity, which together with other changing laws, rules and regulations regarding cable television ownership, impacts our ability to secure suitable channel placement. While increased channel capacity could provide a means through which our television channel could be more widely distributed, it could also adversely affect our ability to attract television viewers to our television channel and cause a reduction in our growth rate to the extent it results in:

•	placement of our television channel in add-on programming tiers, which generally have lower levels of television viewer penetration than basic or expanded basic programming tiers;

•	more competitors entering the marketplace; or

•

more programming options being available to the viewing public in the form of new television networks and time-shifted viewing (e.g., personal video recorders, video-on-demand, interactive television and streaming video over broadband Internet connections).

If our television channel is carried exclusively in a system on an add-on programming tier, we will experience a reduction in revenue to the extent that the digital programming tier has less television viewer penetration. In addition, we may experience a further reduction in revenue due to increased television viewing audience fragmentation and to the extent that not all television sets within a digital cable home are equipped to receive television programming in a digital format. Our future success will also depend, in part, on our ability to anticipate and adapt to technological changes and to offer elements of our television channel via new technologies in a cost-effective manner that meet consumer demands and evolving industry standards.

If we fail to manage our relationships with our Sourcing Partners or attract new Sourcing Partners, our business and growth prospects may suffer.

Our platform showcases products of the various distributors and manufacturers with which we have agreements, who we also refer to as our Sourcing Partners. Most of our Sourcing Partners are local or nationwide distributors of various products, including products sold by well-known international and Indian brands. Our business is dependent on our ability to maintain relationships and favorable commercial arrangements with existing Sourcing Partners, as well as our ability to attract and develop relationships with new Sourcing Partners.

Substantially all of our revenue comes from the gross commissions we receive on sales of products by our Sourcing Partners through our platform. Our current arrangements with Sourcing Partners do not obligate them to sell through our platform and hence do not ensure the long-term availability of merchandise or the continuation of particular pricing or commission practices.

If our efforts to market, advertise and promote products from our existing Sourcing Partners are not successful, or if our existing Sourcing Partners do not believe that utilizing our services provides them with a long-term increase in customers, revenue or profit, we may not be able to retain or attract Sourcing Partners in sufficient numbers to grow our business, or we may be required to accept lower margins in order to attract new Sourcing Partners.

Adverse changes in our Sourcing Partner base or relationships with Sourcing Partners could adversely affect the quality, quantity, pricing and variety of the products that are offered through our digital commerce platform, which may in turn materially and adversely affect our business prospects, financial condition and results of operations.

In addition, we extend credit to certain of our Sourcing Partners and are entitled to receive reimbursements of freight and collection expenses from certain Sourcing Partners, and a bankruptcy of one or more of these Sourcing Partners may cause material losses to us as a result of write-downs of these extensions of credit or any receivables owed to us. Furthermore, we do not have formal written agreements for these extensions of credit, and there can be no assurance that our Sourcing Partners will repay us or otherwise fulfill their obligations under these arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exposure to Counterparty Credit Risk” for additional details on our credit exposure to Sourcing Partners.

If our Sourcing Partners are unable to maintain inventory for sale through our digital commerce platform, our business could be harmed.

We do not carry any inventory of products and are dependent on our Sourcing Partners who operate their own facilities, including inventory for sale through our platform. Therefore, there can be no assurance that products showcased on our platform will be available when they are ordered by consumers. If our Sourcing Partners do not adequately predict customer demand, suffer any loss to their inventory whether by fire, accident, rain or other such events or otherwise fail to optimize and operate their facilities successfully, their inventory and fulfillment capacity may be insufficient for our needs, limiting our ability to grow sales and materially harming our brand and reputation among consumers. Our Sourcing Partners may also suffer from excess capacity, the costs of which they may then seek to pass on to us by paying us lower commission rates. As we continue to add new products and expand consumer reach, inventory requirements will become more complex and challenging. Failure by our Sourcing Partners to procure adequate and appropriate levels of inventory for sale on our platform could result in business disruptions and additional costs, which may in turn materially and adversely affect our business, financial condition and results of operations.

The unanticipated loss of certain larger Sourcing Partners could negatively impact our sales and profitability.

We source products showcased on our platform from over 450 Sourcing Partners across India. For fiscal years 2010, 2011 and 2012, our top 10 Sourcing Partners accounted for approximately 59.1%, 65.8% and 77.4%, respectively, of our gross transaction value. For those years, the number of Sourcing Partners that each accounted for over 5% of our gross transaction value was three, five and two, respectively. For fiscal years, 2010, 2011 and 2012, North India Top Company Private Limited, or North India Top, accounted for 1.0%, 23.4% and 47.6% of our gross transaction value, respectively. It is possible that one or more of our larger Sourcing Partners could experience financial difficulties, including bankruptcy, or otherwise could elect to cease doing business with us. If a number of our larger Sourcing Partners ceased doing business with us, this could materially and adversely impact our revenue and profitability.

Returns of products may reduce our liquidity and profitability.

A substantial majority of the orders made through our platform are on a COD basis, wherein the consumer can make a return simply by refusing to accept delivery of the product. We are liable to pay courier charges for the return of these rejected products. For fiscal year 2012, the return rate for transactions shipped for orders placed through our platform was approximately 20.0%. The return rates for such COD and non-COD transactions was approximately 23.0% and 2.4%, respectively. Our Sourcing Partners are only contractually bound to accept returns of products that are in their original packaging. We are liable for the full price of the products if our Sourcing Partners refuse to accept returned merchandise that they are not contractually bound to take back. In addition, under our courier agreements, courier liability for en route damage per shipment is typically capped at 5,000 to 10,000 ($100 to $200) per shipment, and we are obligated to pay all shipping costs related to damage-related returns. An increase in the number of returns for which we are liable would adversely affect our liquidity and profitability.

Our existing principal shareholders will continue to have significant control over us after this offering and may have interests that are different from those of our other shareholders.

After the completion of this offering, Network18 Holdings Limited, a subsidiary of Network18, which in turn is controlled by Mr. Raghav Bahl, will own     % of our outstanding ordinary shares, and our other two principal shareholders, SAIF II Mauritius Company Limited, an affiliate of SAIF Partners II L.P., or SAIF, and GS Home Shopping Inc., are expected to own an aggregate of     % of our outstanding ordinary shares. In addition, these three shareholders have agreed to the nomination and election of seven of the 10 directors that we expect to have within one year from the completion of this offering, with Network18 initially determining four nominees, SAIF determining two nominees and GS Home Shopping determining one nominee.

By virtue of their share ownership and their agreement on nomination and election of our directors, our principal shareholders and their controlling persons, including Network18 and Mr. Bahl, will be able to exercise dominant control over our company and its affairs and business. They will have the ability to determine the outcome of elections of directors, the timing and payment of dividends and other actions requiring majority approval of our shareholders, as well as matters requiring supermajority approval, including amendments to our Articles of Association, approval of a merger or a significant disposition of assets. The interests of Network18, Mr. Bahl and our other current beneficial owners may be different from or conflict with your interests as a shareholder in our company, and their control may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

We depend on our relationship with Network18 and its affiliates and any potential conflicts of interest could have a material adverse effect on our financial condition and results of operations.

After the completion of this offering, Network18 will continue to be able to exercise dominant control over our company and its affairs and business. Network18’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. Network18 may determine to have other affiliates, instead of us, pursue business opportunities or cause such companies or us to undertake corporate strategies, the effect of which would be to benefit such companies instead of us and which could be detrimental to our interests.

Some of our directors and executive officers own Network18 shares and options to purchase Network18 shares, including through their participation in the employee share option plan set up by Network18. In addition, some of our directors and executive officers are directors or executive officers of Network18. Ownership of Network18 shares and options to purchase Network18 shares and the presence of an executive officer of Network18 on our board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Network18 than for us.

We license certain intellectual property, in particular the use and appearance of “18” in our trade names and logos, from Network18. See “— We do not own parts of our trade name and logo and are subject to related risks” for more details.

Network18 has issued a letter assuring continued financial support as necessary for our subsidiary to fulfill its business obligations in all material respects for the 12-month period beginning August 16, 2012, and our consolidated financial statements have been prepared on a going concern basis on the basis of this support. We cannot assure you that Network18 will continue to provide this support in the future. Network18 and Mr. Raghav Bahl, who controls Network18, have also provided us with loan guarantees, without which banks may not be willing to lend to us on favorable terms or at all.

We have various agreements with other Network18 affiliates, some of which are related to important aspects of our business, such as the uplinking of our television channel and the negotiation of carriage fees with local cable operators. We also share the costs of various administrative and back-office services, such as legal and finance, with other Network18 affiliates. If these agreements were to be terminated or associated costs were to rise, we may not be able to replace them on comparable terms. Please see “Related Party Transactions” for more information on our agreements with Network18 and its affiliates.

It is possible that disputes may arise between Network18 or its affiliates and us in a number of areas, including sales or distributions by Network18 of all or any portion of its ownership interest in us; or business opportunities that may be attractive to us and Network18, or its other affiliates. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Our agreements with Network18 and its affiliates may be amended upon agreement between the parties. As we are controlled by Network18, Network18 may require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.

Any such event could materially and adversely affect our business, financial condition and results of operations.

The prospects of our business may be adversely impacted by certain restrictions on foreign investment under Indian laws that could prevent us from making beneficial future acquisitions or investments.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions of shares in Indian companies by us or our affiliates or the provision of funding by us. For example, under its consolidated foreign direct investment policy, the Government of India has specific requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners in India. Further foreign direct investment is restricted in “retail trading”

business, with 51% foreign direct investment permitted in multi-brand retail trading and 100% foreign direct investment permitted in single brand retail trading, subject to, in each case, prior approval from the Government of India and certain other conditions specified in the consolidated foreign direct investment policy. These and other requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India. As we do not and will not engage in “retail trading” so long as these restrictions remain in place, we may be unable to develop our business or take advantage of acquisition or other growth opportunities in ways that would be well suited to our existing business platform, which would adversely affect our business prospects.

We may not be able to reduce or control keywords search advertisement and other costs associated with new consumer acquisition.

A portion of consumers are currently directed to our website through keywords search advertisement and banner advertisement. We purchase banner advertisements, keyword search advertisements and other forms of advertisements on various portals and other websites we believe are visited by Internet users who may be potential consumers. The pricing and operating dynamics of these campaigns can change rapidly, and we cannot assure you that our arrangements with such Internet search engines will not change adversely, or, in the event that such changes occur, that it will be on commercially acceptable terms. Continued or escalating costs associated with acquisition of new consumers could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue to drive and increase visitors to our website and convert these visitors into repeat consumers cost-effectively, our business, revenue, financial condition and results of operations could be adversely affected.

The primary method that we use to attract traffic to our website and convert these visitors into repeat consumers is the content created by our in-house team. We may not be able to create pertinent content in a cost-effective manner or content that meets rapidly changing consumer demand in a timely manner, if at all. Another method we employ to attract and acquire new, and retain existing, consumers is commonly referred to as search engine optimization, or SEO. SEO involves developing websites to rank well in search engine results. Our ability to successfully manage SEO efforts across our website is dependent on the timely modification of SEO efforts in response to periodic changes in search engine algorithms, search query trends and related efforts by providers of search services designed to ensure the display of unique offerings in search results. Our failure to successfully manage our SEO strategy could result in a substantial decrease in traffic to our website which would result in substantial decreases in conversion rates and repeat business, as well as increased costs if we were to replace free traffic with more paid traffic. Even if we succeed in driving traffic to our website, we may not be able to monetize this traffic or otherwise retain consumers. Any or all of these results would adversely affect our business, revenue, financial condition and results of operations.

Our results of operations are subject to fluctuations in currency exchange rates.

Our presentation currency is the U.S. dollar. However, the functional currency of our operating subsidiary is the Indian rupee. As our business is situated in India, we receive our revenue in Indian rupees and most of our costs are borne in Indian rupees. Any fluctuation in the value of the Indian rupee against the U.S. dollar, such as the approximately 5.3% drop in the average value of the Indian rupee as compared to the U.S. dollar in fiscal year 2012 vis-a-vis the average value of the Indian rupee in fiscal year 2011, will affect the value of our results of operations. For example, our revenue from operations declined by 4.9% from $6.3 million in the second quarter of fiscal year 2012 to $6.0 million in the third quarter of fiscal year 2012, even though in terms of the underlying rupee results, our revenue from operations increased by 5.5% over that same period. Fluctuation in the rupee-dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in U.S. dollars and the market price of our ordinary shares, which will be quoted in U.S.

dollars on                     . See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — General Factors Affecting Our Results of Operations — U.S. Dollar-Indian Rupee Exchange Rate.”

We outsource a significant portion of our call center and delivery services and if third party service providers fail to meet our requirements or face operational or system disruptions, our business may be adversely affected.

We outsource the staffing of our call center, which handles sales as well as consumer support for our platform. Magus Customer Dialog Private Limited, or Magus, provides call center staffing for our television platform while iEnergizer Limited, or iEnergizer, provides our web call center staffing and hosts these operators at their Noida facilities. We have issued a termination notice to iEnergizer and are in the process of shifting all of our call center staffing to Magus. In addition, we use courier companies such as Aramex India Private Limited, Blue Dart Express Limited and First Flight Couriers Limited to handle most of our product delivery, as well as payment collection for COD sales.

If our third party service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our service providers face operational or system interruptions.

If our third party service providers fail to comply with applicable laws, rules and regulations in India, our business may be adversely affected, and we may be exposed to liability for their failures. Although these service providers are generally required to have insurance cover or provide security deposits or guarantees, such security may not be sufficient to cover the risks to which we are exposed. If we are unable to find alternative service providers in a timely and reliable manner, our business operations will be adversely affected.

If our courier companies fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

Our delivery services may be subject to interruptions due to events that are beyond our control or the control of courier companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products. If, as a result, consumer confidence in the reliability of our services is damaged we may lose consumers, and our financial condition and market reputation could suffer. Delivery of products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the couriers we engage to make deliveries, especially those couriers with relatively small business scales. If products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

As competition intensifies in the future, we expect that we will be required to ensure faster delivery times, which could place increasing pressure on our delivery network. In addition, to ensure growth, we may be required to expand our delivery to newer towns across India which could place additional pressure on our delivery network.

Increased delivery costs will adversely affect our margins.

We generally bear the costs of shipping products to consumers, including the costs of return shipping for undeliverable or rejected products, tax deducted at source, sales taxes, state entry charges and service charges. Shipping rates have been increasing, due in part to the rise in global fuel prices. For fiscal years 2010, 2011 and 2012, these costs, indicated as freight and collection expenses on our consolidated financial statements, were $4.6 million, $6.6 million and $11.8 million, respectively.

As we are building the consumer base in part through favorable pricing, we have not been able to pass these increased costs on to consumers by levying shipping charges on consumers. As a result, we expect that increases in shipping costs will continue to directly and adversely impact our margins.

We may not be able to respond in a timely and cost effective manner to changes in consumer preferences.

Our future growth depends on our ability to continue to attract new consumers to our platform as well as to increase the spending and repeat purchase rate of existing consumers. Constantly changing consumer preferences have historically affected, and will continue to affect the digital commerce industry. It is difficult to predict consistently and successfully the products consumers will demand. A shift in consumer preferences away from the products showcased on our platform could have a material adverse effect on our financial condition and results of our operations. Our future success depends in part on our ability to anticipate and respond to changes in consumer preferences and there can be no assurance that we will respond in a timely or effective manner. Failure to anticipate and respond to changing consumer preferences and evolving trends in demographics could lead to lower gross transaction value and lower margins, which would have a material adverse effect on our financial condition and results of operations.

The success of our mobile device applications strategy depends on the growth of mobile devices and other supporting infrastructure in India, as well as other risks.

In August 2012, we launched our first mobile site, m.HomeShop18.com. We are currently working on developing this further. The growth and success of mobile applications we may develop in the future will depend in part on the expansion of 3G networks and broadband wireless access on mass-market smartphones and other mobile devices. In addition, Indian consumers have not used mobile applications to make purchases in substantial amounts yet, so the growth potential of this market is difficult to forecast. As with our other channels, we expect to incur significant costs in introducing and supporting digital commerce through mobile device applications. We may lose a substantial portion of our investment in this platform, which may have material adverse effect on our business, financial condition and results of operations.

Our wide variety of accepted non-cash payment methods subjects us to related risks.

We accept payments using a variety of non-cash methods, including bank transfers and online payments with credit cards and debit cards issued by major banks in India. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our heavy reliance on COD transactions subjects us to a number of risks.

Most of the transactions executed through our platform are made on a COD basis, and we expect that we will continue to rely on COD transactions to drive order growth in the near future. In fiscal year 2012, 83.3% of our gross transaction value was from COD transactions. COD exposes us to several risks, including exposure to the credit risk of the courier companies that collect these cash payments and are obligated to periodically remit net amounts back to us, typically every 10 days. In addition, because of the lag between ordering a product on our platform and paying for it, COD transactions entail higher working capital costs for us and our Sourcing Partners. Our Sourcing Partners may seek to recover these higher working capital costs from us by paying us lower commissions. Furthermore, COD orders generally bear a significantly higher risk of return, as consumers can reject delivery without having to recover payment from us. We are also responsible for the freight and collection expenses associated with such returns. To limit our exposure to consumers, we generally limit COD sales to orders of 10,000 ($200) or less. COD payments are also vulnerable to theft and fraud, including by the courier’s collection agents. Any such events that affect the number of our COD transactions could lead to fewer sales through our platform generally and could have a material adverse effect on our financial condition and results of operations.

We are exposed to risks associated with online security and credit card fraud.

The secure transmission of confidential information over the Internet and telephone is essential in maintaining consumer confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. In fiscal year 2012, 9.9% of our gross transaction value were made by credit card, debit card or other methods requiring sensitive account information from the consumer. We rely on licensed encryption and authentication technology to effect secure transmission of confidential consumer information, including credit card numbers, over the Internet. We also rely on interactive voice response, or IVR, solutions which provide fast authorization for major credit and debit cards over telephone lines. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect consumer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing a remediation plan to address these potential exposures.

We also have agreements with banks and certain companies that process credit card transactions for consumers. In addition, the online payment gateway for certain of our sales made through international credit cards is secured by “Verified by VISA” or “MasterSecure.” However, under certain circumstances we may be liable for accepting fraudulent credit cards. We may also be subject to other payment disputes with consumers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our financial condition and results of operations could be adversely affected.

Apart from our own activities, general concerns over the security of transactions conducted on the Internet and commercial online services, the increase in identity theft and the privacy of users may limit or inhibit the growth of the Internet and commercial online services, particularly as a means of conducting commercial transactions.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships. We cannot assure you that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships.

This strategy may also subject us to other risks, costs and uncertainties including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and the cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there can be no assurance that any partnerships or acquisitions will achieve their intended business objectives or enhance our revenue.

In 2011 we acquired the book selling website coinjoos.com from On Graph Technologies Private Limited. We are in the process of integrating the operations of coinjoos.com with our business operations. We cannot assure you that we will succeed in fully integrating the coinjoos.com business.

Our success depends substantially on our senior management and other skilled personnel, and we may be adversely affected if we lose their services and fail to find equally skilled replacements.

Our success depends largely on the efforts, expertise and abilities of our senior management, as well as other skilled personnel, including operations and programming personnel. Our senior management, some of whom have been with us since our inception, are important to our business because of their experience and knowledge of the industry. In particular, our success depends upon the continued efforts of Mr. Sundeep Malhotra, our founder and chief executive officer, who has been instrumental in our growth and development. Further, our employment agreements with these key personnel do not obligate them to work for us for any specified period, and generally do not contain non-solicitation clauses in the event of termination of employment. In addition, our employment agreements with Mr. Malhotra and Mr. Raman Kumar Gulati do not contain non-compete clauses in the event of termination of employment. If one or more of our key personnel are unwilling or unable to continue in their present positions, we may not be able to replace them with persons of comparable skill and expertise promptly or at all, which could have a material adverse effect on our business, operations and financial results. We do not maintain key-man insurance for any of our key personnel.

The labor market for skilled employees is extremely competitive, and the process of hiring employees with the necessary skills is time-consuming and requires the diversion of significant resources. We may not be able to retain existing personnel or identify, hire and successfully integrate additional qualified personnel in the future. The loss of the services of key personnel or the inability to attract additional or replacement qualified personnel, could impair the growth of our business.

Our business experiences seasonal fluctuations and quarter-to-quarter comparisons of our results may not be meaningful.

Our business experiences seasonal fluctuations to a certain extent due to different calendar events, national and religious holidays. We tend to experience relatively higher revenue in the third quarter of our fiscal year, which coincides with several festivals such as Dusshera, Diwali and Christmas. We believe that we will continue to be subject to the effects of seasonality. As our business matures, the impact of this seasonality in our quarterly results may become more apparent.

Seasonality may also cause working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales made through our platform.

Seasonality makes forecasting more difficult and may adversely affect our ability to manage working capital and to predict financial results accurately, which could adversely affect the market price of our ordinary shares. You should take into account seasonal impacts when comparing our quarterly results.

Our financial statements could be materially affected if actual results differ significantly from our management’s estimates and judgments.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and related disclosure of our contingent assets and liabilities. We continually evaluate these estimates and judgment based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. If actual results differ significantly from our management’s estimates and judgments, there could be a material effect on our financial statements and we may be required to make adjustments in future financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” for additional information regarding estimates and judgments made in the preparation of our financial statements.

Certain market and our company information used in this prospectus is based on estimates, and real or perceived inaccuracies in such information may make it more difficult for us or our investors to evaluate our business.

Certain market and our company information used in this prospectus, such as the number of consumers we are able to reach through the Internet, television and mobile devices and the number of households we are able to reach through our television channel, is based on estimates, such as those contained in industry publications and reports, data provided by third parties and our management’s estimates, judgments and assumptions. We are not able to independently verify the accuracy and completeness of this information. Accordingly, there can be no assurance that this information is reliable, and real or perceived inaccuracies in such information may make it more difficult for us or our investors to evaluate our business.

We have entered into, and expect to continue to enter into, related party transactions.

We have entered into transactions with related parties that include our principal shareholders and entities affiliated with our principal shareholders. For example, we have entered into various transactions with the Network18 and its affiliates. While we believe that all such transactions have been conducted on an arm’s length basis, there can be no assurance that we could not have achieved more favorable terms had such transactions been entered into with un-related parties. Furthermore, it is likely that we may enter into related party transactions in the future. There can be no assurance that such transactions, individually or in the aggregate, will not have an adverse effect on our financial condition and results of operations. See “Related Party Transactions” for additional information on our related party transactions.

We could be held liable to third parties for the products purchased through our digital commerce platform and this may also impact our reputation among consumers.

We could be subject to product liability claims if any of the products sold or offered through our platform are defective, fail to perform as expected or injure a consumer. Although our agreements with Sourcing Partners whose products are displayed on our platform typically contain provisions stating that any liability for such claims lies solely with manufacturers and distributors, those provisions may not be sufficient to limit all of our potential liability. Product warranties are the responsibility of those who sell products through our platform, but our reputation could be adversely affected if a user is not satisfied with a purchase. Liability claims could require us to spend a considerable amount of time and money and other resources in litigation and to pay significant damages. Poor service and defective products provided by manufacturers and distributors could damage our reputation and brand name, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses, any of which could materially and adversely impact us.

We are occasionally subject to consumer complaints in various forums in India for similar reasons. See “Business — Legal Proceedings” for more details.

There have been recent news reports regarding sales of products on Indian online commerce websites, including our website, that have not been authorized by the brand owner or manufacturer. Unauthorized sales of merchandise by our Sourcing Partners on our platform may cause us to incur liability, damage our reputation and limit future marketing opportunities with brand owners, manufacturers and Sourcing Partners.

Further, we are required to comply with the program and advertising codes under the Cable Television Network Rules, 1994 and other legislations in India which regulate the broadcast and publication of programs and advertisements which are offensive, indecent or promote sale or consumption of certain restricted products. Any failure to comply with such laws may result in imposition of penalties which may include fines, imprisonment of officials or cancellation of our license to broadcast our television channel.

Substantially all of our business and operations are located in India, and we are subject to regulatory, economic, social and political uncertainties in India.

Substantially all of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have sought to pursue policies of economic liberalization and financial sector reforms, including by relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant, and we cannot assure you that liberalization policies will continue. Recent governments have been multiparty coalitions and have often faced difficulty in generating sufficient cross-party support to implement reform-oriented policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting digital commerce companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

Our business and results of operations could be adversely affected by the impact of economic conditions in India.

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. As a substantial portion of retail expenditure, especially for items of leisure, is discretionary, the retail industry tends to experience weak or reduced demand during economic downturns. While adverse economic and business conditions are harmful to all companies, companies such as ours are particularly sensitive to such conditions, particularly rising unemployment and declining consumer confidence, because of their direct impact on discretionary consumer spending. Consumers anticipate and respond to adverse changes in economic conditions and adjust their consumption patterns accordingly, which has a direct impact on sales made through our platform and our revenues.

Economic growth in India has slowed considerably in the past year. At the same time, global economic growth has also slowed, which has adversely impacted the Indian economy and may delay and dampen recovery in India. Unfavorable changes in business and economic conditions affecting consumers in India could result in fewer transactions made through our platform or lower our profit margins, and have a material adverse effect on our financial condition and results of operations.

Indian economic conditions may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector, which is subject to the annual uncertainty over the quality of the monsoon. Trade deficits could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.

Higher and fluctuating inflation in India can adversely affect our costs.

India has recently experienced fluctuating wholesale price inflation. The CIA World Factbook estimates that consumer inflation in India was 6.4% in 2007, 8.3% in 2008, 10.9% in 2009, 12.0% in 2010 and 8.9% in 2011. Continued fluctuation in inflation rates may make it more difficult for us to accurately estimate or control our costs, which may adversely impact our business prospects. An increase in inflation in India would be expected to increase the rupee value of certain of our expenses. An inability to pass increased costs on to consumers or Sourcing Partners could have a material adverse effect on our financial condition and results of operations.

We may fail to protect our intellectual property rights within the full scope and manner available to us under applicable law or statute or may be accused of infringing upon the intellectual property rights of third parties.

We regard our intellectual property rights such as trademarks and domain names as important to our success. We rely heavily upon software codes, information databases and other systemic components that are necessary to manage and support our business operations. We use a proprietary order management system which was developed by us in-house.

We may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand value and limit our ability to control marketing on or through the Internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

Any disruptions in our television channel operations due to technological failure could adversely affect our business.

We rely on sophisticated production and broadcast equipment, communications equipment and other information technology to operate our television channel. We also use online and automatic backup equipment to ensure continuous broadcasting of our television channel. Although we have backup equipment to protect us in case our primary broadcasting systems fail, if we were to experience significant damage to our primary and backup equipment or other technological breakdowns to equipment or systems, it could disrupt our ability to produce or broadcast our programming. We uplink our broadcasting to a single satellite. If this satellite ceases to be available to us for any reason (including signal blockage by any third party), we would have to secure access to an alternative satellite, and we cannot assure you that such access would be available on equally favorable terms or at all or the time frame within which such access would be available. Further, if we move to an alternative satellite, each cable or DTH operator that receives our signal for distribution will need to make arrangements for downlinking from this alternative satellite. Though we do maintain insurance, inadequacy of such insurance for our assets or any equipment or technological failure or damage that results in a disruption of our programs could have a material adverse effect on our business, financial condition and results of operations.

Our Internet operations depend on the performance and reliability of the telecommunications networks and Internet infrastructure and a technological failure could adversely affect our business.

Our ability to collect, process and disseminate data using the Internet in a secure and efficient manner is dependent on our information technology systems. Technical failure of our hardware or software, breakdowns in the services on which our website is hosted, changes in our technical systems, difficulties in linkages with third party systems, any corruption or loss of our electronically stored data, presence of computer viruses or disruption in Internet infrastructure or Internet access or in the Internet generally could lead to interruptions in the functioning of our website and could result in corruption of our data or security breaches. Disruptions in telecommunications and in the functioning of such network service providers for this aspect of our business could lead to client dissatisfaction. We are not insured against such losses. Also, our website is hosted with a service provider with provisions for electronic back-ups and any breakdown at the service provider’s level would interrupt our website-based services for indeterminate periods of time, which could create consumer dissatisfaction and damage our reputation.

Failure to successfully adopt new technologies or adapt our website and systems to consumer requirements or emerging industry standards could adversely affect our business.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The Internet and the digital commerce industry are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective consumers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We cannot assure that we will be able to use new technologies effectively or adapt our website, technologies and transaction-processing systems to consumer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially and adversely affected.

Our processing, storage, use and disclosure of consumer data or data of visitors to our website could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views of personal privacy rights or data security breaches.

In the processing of consumer transactions, we receive and store a large volume of consumer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software.

We cannot assure you that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause consumers and potential consumers to lose confidence in the security of our transactions, which would have a negative effect on the demand for products sold through our platform. Moreover, public perception concerning security and privacy on the Internet could adversely affect consumers’ willingness to use our website. A publicized breach of security in India, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, the prospects of our business.

In May 2012, our website was subject to cyber attacks that resulted in consumers being unable to place online orders for several hours until we were able to restore service. Any such attacks in the future as well as the unavailability of our website to consumers for any other reasons could significantly impact consumer confidence in our platform.

We allow users to post reviews and ratings of products on our website. The Indian government has notified the Information Technology (Intermediaries Guidelines) Rules, 2011, or the Intermediaries Rules, requiring persons receiving, storing, transmitting or providing any service with respect to electronic messages to, among other things, not host, publish, transmit or share any information prohibited under the Intermediaries Rules and to disable such information after obtaining knowledge of it.

You may be subject to Indian taxes on income arising through the sale of our ordinary shares.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. All of our assets are located in India. The amendments do not deal with the interplay between the Indian Income Tax Act, 1961, as amended, and the double taxation avoidance agreements that India has entered into with countries such as the United States, in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear.

We may be deemed to be tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus. Although the concept of “management and control” is not defined in the Cypriot tax legislation, it is considered that a company is managed and controlled in Cyprus through the decision-making power of its board of directors being exercised in Cyprus. Where the majority of our board of directors comprises tax residents or citizens of a country other than Cyprus, this may increase the risk that we are not considered to be managed and controlled in Cyprus and so not tax resident in Cyprus. This may result in our holding company not being subject to the Cypriot tax regime other than in respect of Cyprus sourced income and being subject to the tax regime of the country in which it is tax resident. Further, our holding company would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries.

Where the majority of our board of directors comprises tax residents or citizens of a country other than Cyprus, our holding company, even if managed and controlled in Cyprus and so tax resident in Cyprus, may be considered to have a permanent establishment in that country or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If our holding company becomes tax resident or has a permanent establishment in any jurisdiction other than Cyprus, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

As we conduct all of our operations in India and all of our executive officers and most of our directors will be located in India, the most likely alternate tax residence for our holding company would be India. In that circumstance, our holding company would be liable to pay taxes on its income in India.

Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to broadcasting, the Internet and online commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and digital commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services and products sold or provided through the Internet. Furthermore, the growth and development of online commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally.

The application of various Indian sales, value-added and other tax laws, rules and regulations to products sold through our platform is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and digital commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to consumers, decrease the demand for our services. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance.

Natural disasters, epidemics, terrorist attacks and other acts of violence or war could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, prospects, financial condition and results of operations.

Numerous countries, including India, have recently experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations and could have an adverse effect on the financial markets and economies of India and other countries. Such closures have previously and could in the future have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Investments in Cypriot Companies

As our shareholder, you may have greater difficulties in protecting your interests than as a shareholder of a United States corporation.

We are incorporated under the laws of Cyprus. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Cyprus Companies Law. As such, if you invest in our ordinary shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Articles of Association, some of these differences may result in your having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the companies law in Cyprus or our Articles of Association, and the circumstances under which we may indemnify our directors and officers.

We may be subject to defense tax in Cyprus.

A special contribution for the defense of the Republic of Cyprus, or defense tax, at a rate of 20% is payable by a Cypriot company on deemed dividend distributions to the extent that its shareholders are Cypriot tax residents. A Cypriot company which does not distribute at least 70% of its after tax profits within two years of the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution (subject to defense tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to defense tax of 20% to the extent of the proportion of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any).

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that the company is unable to recover such amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, the company will suffer the cost of this defense tax. Imposition of such a tax could have a material adverse effect on our business, results of operations, financial condition and prospects where the tax cannot be recovered from shareholders as described above. In the case where a person who is not tax resident in Cyprus receives a dividend from a Cypriot tax resident company and that dividend is paid out of profits which at any stage gave rise to a liability to defense tax in accordance with the deemed dividend distribution provisions described above, then the defense tax paid in respect of the deemed distribution which relates to the dividends received by such person is refundable upon application to the Cypriot tax authorities by the recipient of the dividend.

Certain interest expenses may not be deductible under Cyprus law.

According to Cyprus tax law, interest expenses are tax deductible if they are incurred wholly and exclusively for the production of taxable income. However, no deduction is allowed for interest applicable or deemed to be applicable to the cost of purchasing assets not used for business purposes. Under a recent amendment to Cyprus tax law, in cases where shares are acquired directly or indirectly in a wholly owned subsidiary and if the subsidiary does not own any assets not used in the business, there will be no interest expense restriction. In cases where the subsidiary holds assets both used and not used in the business, then the interest restriction will be applied as a percentage of assets not used in business to total assets. This amendment in Cyprus tax law is effective for interest paid for the acquisition of shares after January 1, 2012. For interest paid prior to January 1, 2012, investment in a subsidiary will be considered a non-business asset in Cyprus and any interest expense that relates (or is deemed to relate) to the acquisition or financing of such asset (even if the subsidiary distributes dividends on a regular basis) is not considered tax deductible in Cyprus. Consequently, if our holding company holds assets that are deemed not to be used in the business, then all or part of the interest incurred by our holding company on loans for the acquisition or financing of such assets should be considered non-deductible for tax purposes in Cyprus.

Risks Related to Our Ordinary Shares and this Offering

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of Cyprus. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers reside outside the United States, and substantially all of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Cypriot and Indian courts to be penal in nature and therefore unenforceable in both Cyprus and India. Further, no claim may be brought in Cyprus or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Cypriot or Indian law and do not have force of law in Cyprus or India. However, a Cypriot or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Cypriot or Indian law. Moreover, it is unlikely that a court in Cyprus or India would award damages on the same basis as a foreign court if an action were brought in Cyprus or India or that a Cyprus or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Cyprus or Indian practice or public policy.

The courts of Cyprus or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Cyprus or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Cyprus providing for the enforcement of judgments of United States courts in civil and commercial matters, and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Cyprus or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Cyprus or Indian courts if contrary to public policy in Cyprus or India (as the case may be). Because judgments of United States courts are not automatically enforceable in Cyprus or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this prospectus based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments. See “Enforcement of Civil Liabilities.”

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain stock exchange requirements applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer whose ordinary shares are listed on             , we are permitted to follow certain home country corporate governance practices in lieu of certain requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each              requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Cyprus and listed on             , we expect to follow our home country practice with respect to the composition of our board of directors and executive sessions. Unlike the requirements of             , the corporate governance practice and requirements in Cyprus do not require us to have a majority of our board of directors to be independent or hold regular executive sessions where only independent directors are present. See “Management — Stock Exchange Requirements That Are Not Applicable to Us” for more information.

Holders of our ordinary shares in certain jurisdictions, including the United States, may not be able to exercise their pre-emptive rights in relation to future issues of ordinary shares.

In order to raise funding in the future, our holding company may issue additional ordinary shares. Generally, existing holders of ordinary shares in Cyprus public companies are in certain circumstances entitled to pre-emptive rights on the issue of new ordinary shares, as described in “Description of Share Capital — Pre-emption Rights.” Holders of our ordinary shares in certain jurisdictions including the United States, but not Cyprus, may not be able to exercise pre-emptive rights for ordinary shares unless we comply with applicable registration and other securities law requirements related to public offerings, or if an exemption from such requirements is available and utilized. If we opt not to comply with such requirements and an exemption is not available or utilized, holders in such jurisdictions will not be able to exercise their pre-emptive rights on future issuances of ordinary shares, and, as a result, their percentage ownership interest in our holding company would be reduced and economic value associated with such rights may be lost.

An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

Prior to this offering, there has been no public market for our ordinary shares. If an active public market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares may be adversely affected. Although our ordinary shares have been approved for listing on                     , a liquid public market for our ordinary shares may not develop or be sustained after this offering. The initial public offering price for our ordinary shares was determined by negotiation among us, the selling shareholders and the underwriters and the price at which the ordinary shares are traded after this offering may decline below the initial public offering price, which means you may experience a decrease in the value of your ordinary shares regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

Because the initial public offering price is substantially higher than our book value per share, you will incur immediate and substantial dilution.

Purchasers of our ordinary shares will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the conversion of all our preference shares and warrants into ordinary shares on or before the completion of this offering and the sale of ordinary shares offered by this prospectus at the assumed public offering price of $         per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us in this offering, our net tangible book value as of March 31, 2012 would have been approximately $         million, or $         per share. This represents an immediate dilution in net tangible book value of $         per share to investors in this offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of ordinary shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

We will have              ordinary shares outstanding immediately after this offering or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 180-day lock-up restrictions described below and other applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding prior to this offering (as well as those to be issued upon conversion of our preference shares and warrants) will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

In connection with this offering, we, the selling shareholders, our directors and executive officers and our other principal shareholders have agreed with the underwriters, with certain exceptions, not to sell or transfer any ordinary shares or securities convertible into or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future issuances of any equity securities may decrease the trading price of our ordinary shares.

Any issuance of equity securities after this offering could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

Our management will have broad discretion over the use of the net proceeds we receive in this offering, and might not apply the proceeds in ways that increase the value of your investment.

Our management will have considerable discretion in applying the net proceeds we receive in this offering. We currently intend to use these proceeds primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures, as well as the repayment of a bank loan. If appropriate opportunities arise, we may use a portion of these proceeds to acquire or invest in technologies, solutions or businesses that complement our business. We have not allocated these proceeds for any specific purposes. Until these proceeds are used, we plan to invest them in short-term, interest-bearing bank deposits and money market funds, and these investments may not yield a favorable rate of return. If we do not invest or apply these proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our holding company will have to rely principally on dividends and other distributions on equity paid by our operating subsidiary and limitations on its ability to pay dividends to our holding company could adversely impact your ability to receive dividends on our ordinary shares.

Dividends and other distributions on equity paid by our Indian operating subsidiary will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this prospectus, our subsidiary has not paid any cash dividends on its equity shares. If our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments. See “Dividend Policy” for further information.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced disclosure and governance requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

As a company with less than $1.0 billion in revenue during our last fiscal year, we are an “emerging growth company,” as defined in the JOBS Act, and for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years, although, if our annual revenue exceeds $1.0 billion, we issue more than $1.0 billion in non-convertible debt over a three-year period or the market value of our ordinary shares that is held by non-affiliates exceeds $700 million before the end of that five-year period, we could cease to be an “emerging growth company” earlier. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

Upon the completion of this offering, we will become a public company in the United States that is subject to certain requirements under the Sarbanes-Oxley Act and will become subject to additional requirements under the Sarbanes-Oxley Act when we cease to qualify as an “emerging growth company” under the JOBS Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our Annual Report on Form 20-F beginning as early as our annual report for the fiscal year ending March 31, 2013. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Summary — Implications of Being an Emerging Growth Company.” Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the            listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow. Although we plan to hire additional employees to comply with these requirements, we may need to hire more employees than planned or engage outside consultants, which will further increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business and operating results.

We may be classified as a passive foreign investment company, or PFIC, under United States tax law, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we were a PFIC for our taxable year ending March 31, 2012 and do not expect to be a PFIC for our taxable year ending March 31, 2013 and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or

•	50% or more of the average quarterly value of our gross assets in a taxable year is attributable to assets that produce passive income or are held for the production of passive income.

The calculation of the value of our assets will be based, in part, on the then market value of our ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for fiscal year 2012 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation — U.S. Federal Income Taxation”) may be subject to burdensome reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our shares unless we cease to be a PFIC and such U.S. Holder made a “deemed sale” election with respect to our ordinary shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding and disposing of shares if we are or become classified as a PFIC. See “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company” for a more detailed description of the PFIC rules.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	our ability to expand our business, implement our strategy and effectively manage our growth;

•	increasing competition in the Indian digital commerce industry;

•	our reliance on technology;

•	our ability to maintain and expand relationships with our Sourcing Partners;

•	our continued receipt of financial support from Network18;

•	political and economic stability in India;

•	our ability to attract, train and retain executives and other qualified employees; and

•	risks associated with digital commerce security.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

ENFORCEMENT OF CIVIL LIABILITIES

Our holding company is incorporated in Cyprus and our sole subsidiary, TV18 Home Shopping Network Limited, is incorporated in India. The majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against such persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. securities laws.

Cyprus

We have been advised by our Cyprus counsel that, neither the United States nor Cyprus currently has a bilateral or other treaty with the other providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. A final and conclusive judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be automatically recognized or enforceable in Cyprus. In order to obtain a judgment that is enforceable in Cyprus, the party in whose favor a final and conclusive judgment of a U.S. court has been rendered must file, under principles of common law, its claim as a fresh action with a court of competent jurisdiction of Cyprus to be adjudicated. Under current practice, this party may submit, to the Cyprus court, under the fresh action, the final judgment rendered by the U.S. court. If and to the extent that the Cypriot court finds the jurisdiction of the U.S. court to have been based on internationally acceptable grounds and that legal procedures comparable with Cypriot concepts of due process have been followed, the Cypriot court will, in principle, grant the same judgment as the judgment of the U.S. court, unless such judgment would contravene Cypriot principles of public order.

Subject to the foregoing and service of process in accordance with applicable treaties, a final and conclusive judgment for a definite sum by a U.S. state or federal court having jurisdiction to give that judgment against us may be recognized and enforced in the courts of Cyprus if not impeachable on any of the grounds set out below. A judgment may be final and conclusive though it is subject to an appeal and though an appeal against it is actually pending in the foreign country where it was given.

A foreign judgment is impeachable in Cyprus on any of the following grounds:

•	if the judgment was obtained by fraud (such fraud may be either fraud on the part of the party in whose favor the judgment is given or fraud on the part of the court pronouncing the judgment);

•	its enforcement or, as the case may be, recognition would be contrary to or manifestly incompatible with the public policy of Cyprus;

•	if the proceedings in which the judgment was obtained were opposed to natural justice; or

•	if the courts of the foreign country did not, in the circumstances of the case, have jurisdiction to give the judgment in view of the Cyprus law in accordance with the principles set out below.

The Cyprus courts recognize that a foreign court has jurisdiction to give a judgment capable of enforcement or recognition in the following cases:

•	if the judgment debtor was, at the time the proceedings were instituted, resident (or present) in the foreign country;

•	if the judgment debtor was plaintiff in, or counterclaimed, in the proceedings in the foreign court;

•	if the judgment debtor, being a defendant in the foreign court, submitted to the jurisdiction of that court by voluntarily appearing in the proceedings; or

•

if the judgment debtor, being a defendant in the original court, had before the commencement of the proceedings agreed, in respect of the subject matter of the proceedings, to submit to the jurisdiction of the courts of that country.

A judgment obtained by default shall neither be recognized nor enforced unless the defaulting party received notice of the institution of the proceedings in accordance with the law of the state in which the proceedings were instituted in sufficient time to enable it to defend the proceedings.

An original action can be brought in Cyprus against us based on U.S. securities or other laws upon proof of the relevant provisions of these laws. However, even if a Cypriot court has jurisdiction, it is uncertain whether such court will impose civil liability in an original action commenced in Cyprus and predicated solely upon U.S. federal securities laws. A court in Cyprus may stay proceedings if concurrent proceedings in respect of the same subject matter are being brought elsewhere. The courts in Cyprus may not treat as conclusive any calculation or matter which by the terms of a contract are to be determined by a party thereto or are otherwise to be conclusive, but may inquire into such calculations or matter. Where a contract vests a discretion in any person the courts in Cyprus may require such discretion to be exercised reasonably and objectively. A court in Cyprus would be prepared to render judgment for a monetary amount in a foreign currency, but the amount may have to be converted into Euro for the purposes of enforcement of such judgment within Cyprus. Additionally, foreign currency amounts for which a creditor proves in the event we are wound up must be converted into Euro at the rate prevailing at the date of the winding up order or resolution. We may be able to raise defenses and claims available to sureties notwithstanding the terms of the guarantee in that regard. Claims and obligations may become subject to set-off or counterclaim in legal actions being brought in Cyprus notwithstanding any provision of the guarantee to the contrary

A contract may under the laws of Cyprus be void if entered into on the basis of a mistake as to fact or if a party thereto was induced to enter into it by a misrepresentation as to fact or by fraud.

India

Irrespective of any jurisdictional issues, Indian courts may not enforce a provision of the U.S. federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Indian courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Indian law or enforceable in an Indian court, if they are considered to be contrary to Indian public policy (as the case may be). An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Indian courts to be penal in nature and therefore unenforceable in India. Further, no claim may be brought in India against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Indian law and do not have force of law in India.

Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Procedure Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code is applicable only to decrees or judgments under which a sum of money is payable not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy or practice in India.

If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. Further, the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Accordingly, a judgment of a court in the United States may be enforced only by filing a fresh suit on the basis of the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay.

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, as amended, or FEMA, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian rupees on the date of judgment and not on the date of payment.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the ordinary shares offered by us will be approximately $             million, based on an assumed initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase              additional ordinary shares in full, our net proceeds from the sale of the ordinary shares offered by us will be approximately $             million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase/(decrease) in the assumed initial public offering price of $             per ordinary share would increase/(decrease) the net proceeds to us from this offering by approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional ordinary shares in full, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and create a public market for our ordinary shares. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for these proceeds or the amounts that we plan to use for any particular purpose. Accordingly, our management team will have broad discretion in using these proceeds. However, we currently expect to use these proceeds primarily for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters and capital expenditures. We also intend to use a portion of these proceeds to repay all outstanding borrowings under our credit facilities from The Ratnakar Bank Limited. As of July 31, 2012, we had outstanding borrowings of 346.9 million ($6.8 million) at a weighted average interest rate of 14.0% per annum, which we have used to meet our working capital requirements and pay operating expenses. The principal amount under both these facilities is repayable on demand. We may use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing bank deposits or money market funds.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

CAPITALIZATION

The following table sets forth our indebtedness and capitalization as of March 31, 2012:

•	on an actual basis;

•

on a pro forma basis to reflect (i) our May 2012 share capital reorganization described in the third paragraph of “Description of Share Capital,” (ii) the conversion of all outstanding preference shares and warrants into 54,233,549 ordinary shares on or before the completion of this offering, (iii) the full funding of our partially paid warrants and the repayment of related subordinated loans from the warrant proceeds which will occur on or before the completion of this offering and (iv) the issuance of 202,000 ordinary shares under options for which the exercise process has been commenced but is not yet complete; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments described above as well as the issuance and sale by us of              ordinary shares offered in this offering at the assumed public offering price of $             per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no exercise by the underwriters of the over-allotment option and no other change to the number of ordinary shares sold by us as set forth on the cover page of this prospectus.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares in this offering and other terms of this offering to be determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2012
	Actual	Pro forma	Pro forma As Adjusted
	(in thousands)
Loans and borrowings (including current portion) and related derivative financial liabilities (1) (2)	$11,493.1	$8.4		$8.4
Bank overdraft	575.7	575.7		575.7
Equity/(deficit):
Ordinary shares of nominal value $0.04 per share, issued: 41,923,401, actual; 100,744,214, pro forma; , pro forma as adjusted(3)	5,390.3	4,029.8
Share premium(4)	62,601.4	84,379.5
Convertible warrants(5)	7,077.9	—		—
Accumulated deficit	(80,674.4)	(80,674.4)		(80,674.4)
Employee share based payment reserve	4,523.2	4,127.8		4,127.8
Currency translation reserve	(244.5)	(244.5)		(244.5)
Advance against share capital	22.2	—		—

Total equity/(deficit)(4)	(1,303.9)	11,618.2

Total capitalization(4)	$10,764.9	$12,202.3	$

Notes:

(1)

Some of the warrants issued by us are hybrid instruments with non-derivative and derivative liability components. This line item includes the non-derivative and derivative liability portions of the warrants as of March 31, 2012, which were $0.6 million and $0.2 million, respectively. The conversion of these warrants into ordinary shares on or before the completion of this offering will result in the liability portions of our warrants moving to our equity accounts. Accordingly, the liability portions of our warrants have been excluded from our pro forma and pro forma as adjusted columns.

(2)	This line item includes the $10.7 million liability as of March 31, 2012 of subordinated loans that will be repaid from the proceeds of the funding of outstanding partially paid warrants, which will occur on or before the completion of this offering. The repayment of these subordinated loans will result in the liability in respect of our subordinated loans moving to our equity accounts. Accordingly, liability in respect of our subordinated loans has been excluded from our pro forma and pro forma as adjusted columns.
(3)	The actual and pro forma ordinary shares stated in the table above exclude 2,177,000 ordinary shares issuable upon the exercise of outstanding options granted under our share option plan as of March 31, 2012. See “Management — Share Incentive Plans — Share Option Plan.”
(4)	A $1.00 increase/(decrease) in the assumed initial public offering price of $ per share in this offering would increase/(decrease) each of share premium, total equity/(deficit) and total capitalization by $ million.
(5)	By the completion of this offering, the warrants will be converted into 12,990,793 ordinary shares. At such time, the $7.1 million on this line will be moved to our share accounts.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets.

As of March 31, 2012, we had pro forma net tangible book value of $10.1 million, or $0.10 per share outstanding, after giving effect to:

•	our May 2012 share capital reorganization described in the third paragraph of “Description of Share Capital”;

•	the conversion of all outstanding preference shares and warrants into ordinary shares that will occur by the completion of this offering;

•	the full funding of our partially paid warrants and the repayment of the related subordinated loans that will occur by the completion of this offering; and

•	the issuance of 202,000 ordinary shares under options for which the exercise process, as of March 31, 2012, had been commenced but is not yet complete.

As of March 31, 2012, our pro forma as adjusted net tangible book value would have been approximately $            , or $             per share, after:

•	giving effect to the transactions described in the four bullet points above;

•	giving effect to our sale in this offering of ordinary shares at an assumed initial public offering price of $ per share, the midpoint of the price range on the cover page of this prospectus; and

•	deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing shareholders and an immediate dilution of $             per share to investors purchasing shares in this offering.

The following table illustrates such dilution per share:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2012	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution in pro forma net tangible book value per share to investors in this offering	$

A $1.00 increase/decrease in the assumed initial public offering price of $             per share would increase/decrease our pro forma net tangible book value per share after this offering by $            , assuming that the number of ordinary shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional ordinary shares to cover over-allotments is exercised in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $             per share.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2012 after giving effect to the transactions described in the first four bullet points in the second paragraph of the prior page, the differences between the number of shares of our share capital purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of the ordinary shares of $             per share, the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price per Share
	Number	Percent		Amount		Percent
Existing shareholders(1)	100,744,214		%		$86,923,931		%		$0.86
New investors

Total			%	$			%	$

Note:

(1)	Assuming the transactions described in the first four bullet points in the second paragraph of the prior page occurred as of March 31, 2012.

A $1.00 increase/decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase/decrease total consideration paid by new investors in this offering, total consideration paid by all shareholders and the average price per share by $             million, $             million and $            million, respectively, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming that the underwriters’ over-allotment option is exercised in full, the new investors will own     % of our outstanding ordinary shares and will have provided     % of the total amount paid to fund our company.

The discussion and tables above assume no exercise of any outstanding share options other than options for 202,000 ordinary shares for which the exercise process, as of March 31, 2012, had been commenced but is not yet complete. As of March 31, 2012, there were 2,177,000 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $0.12 per share, and there were 354,482 ordinary shares available for future issuance upon the exercise of future grants under our share option plan. To the extent that any of these options is exercised, there will be further dilution to new investors.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any dividends on any of our ordinary shares. We currently intend to retain our earnings to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.

Under Cypriot law and our Articles of Association, dividends may only be paid out of net accumulated profits. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends. The directors may, before recommending any dividend, set aside out of our profits such sums as they think proper as a reserve or reserves.

No distribution of dividends may be made when on the closing date of the last fiscal year, the net assets, as set out in our annual accounts are, or following such a distribution would become, lower than the amount of the subscribed share capital plus those reserves which may not be distributed under law or our Articles of Association.

Interim dividends can only be paid if interim accounts are prepared showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the most recent completed fiscal year for which the annual accounts have been prepared, plus any profits brought forward and sums drawn from reserves available for this purpose, minus any losses brought forward and sums to be placed to reserve pursuant to the requirements of the law and our Articles of Association.

As NW18 HSN Holding Plc is a holding company, our ability to pay dividends to our shareholders will depend on the availability of dividends from our subsidiary. As of the date of this prospectus, our subsidiary has not paid any cash dividends on its equity shares. Dividends other than in cash are not permitted under Indian law. Our subsidiary is liable to pay dividend distribution tax in India at an effective rate of 16.6% (including applicable tax, which is an Indian education tax, and surcharge).

Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors. Under Indian law, shares of a company belonging to the same class must receive equal dividend treatment.

Under Indian law, a company is permitted to declare or pay dividends in any year from profits for that year only if it transfers a specified percentage of profits for that year or previous years to the reserves of the company as prescribed by the Indian Companies Act, 1956, as amended, or the Companies Act, and applicable rules under the Companies Act.

If profits for a particular year are insufficient for our Indian subsidiary to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

•

the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of our paid-up share capital, whichever is less;

•

the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of our paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity shares is declared; and

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of our paid-up share capital.

Under the terms of our subsidiary’s current credit facility from The Ratnakar Bank Limited, our subsidiary will be required to obtain the bank’s written consent prior to declaring and paying any dividends. We intend to repay the bank loan fully out of the proceeds of this offering, and thereafter our subsidiary will not be subject to this restriction on dividends.

EXCHANGE RATES

Our consolidated financial statements and other financial data included in this prospectus are presented in US dollars. Our business and operations are primarily conducted in India through our subsidiary, TV18 Home Shopping Network Limited. The functional currency of our subsidiary is Indian rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian rupees into US dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian rupees to US dollars and from US dollars to Indian rupees in this prospectus were made at a rate of 50.89 to $1.00, the noon buying rate in effect as of March 31, 2012. We make no representation that any Indian rupee or US dollar amounts referred to in this prospectus could have been or could be converted into US dollars or Indian rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian rupees per US dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

Period(1)	Period End	Average(2)	High	Low
	(Rs. per $1.00)
Fiscal Year:
2008	40.02	40.00	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.18	50.48	44.94
2011	44.54	45.46	47.49	43.90
April	44.24	44.30	44.51	44.00
May	45.04	44.90	45.33	44.27
June	44.59	44.81	45.00	44.59
July	44.20	44.40	44.62	44.03
August	45.79	45.31	46.15	44.06
September	49.05	47.69	49.47	45.66
October	48.67	49.20	49.86	48.63
November	52.12	50.68	52.48	48.94
December	53.01	52.38	53.71	50.50
2012
January	49.54	51.00	53.11	49.39
February	48.99	49.18	49.48	48.65
March	50.89	50.36	51.38	49.14
April	52.65	51.69	52.65	50.64
May	56.38	54.33	56.38	52.50
June	55.57	56.01	57.13	55.26
July	56.10	55.41	56.22	54.31
August	55.52	55.49	55.84	55.06

Notes:

(1)	For all dates through December 31, 2008, exchange rates between Indian rupees and U.S. dollars are presented at the noon buying rate in the City of New York for cable transfers in Indian rupees per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.
(2)	Annual averages are calculated using the average of the noon buying rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily noon buying rates during the relevant month.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of comprehensive income and loss data for the fiscal years 2010, 2011 and 2012, and the selected consolidated statement of financial position data as of March 31, 2010, 2011 and 2012, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

These are our first consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Prior to initiation of this offering, we had not prepared such consolidated financial statements. Our India-incorporated operating subsidiary prepares financial statements in accordance with Indian Generally Accepted Accounting Principles, or Indian GAAP. We have adopted IFRS as issued by the IASB with a transition date of April 1, 2009 and have prepared consolidated financial statements in accordance with IFRS as issued by the IASB with effect from that date.

	Fiscal Year
	2010	2011	2012
	(in thousands, except per share data and number of shares)
Consolidated Statement of Comprehensive Income (Loss) Data:

Revenue from operations	$14,641.7	$19,194.0	$24,457.7
Television	14,641.7	18,842.5	20,494.2
Internet	—	351.5	3,963.5
Employee benefit expense	(4,331.8)	(6,250.1)	(8,565.3)
Freight and collection expenses	(4,625.7)	(6,614.5)	(11,831.2)
Carriage fees	(4,278.6)	(5,254.4)	(6,196.8)
Airtime expenses	(293.2)	(631.1)	(264.8)
Call center expenses	(1073.4)	(2,027.0)	(3,378.8)
Advertisement and business promotion expenses	(2,169.5)	(3,854.7)	(7,440.2)
Other operating expenses	(4,488.3)	(7,357.8)	(8,282.0)
Depreciation and amortization	(773.6)	(989.6)	(1,249.7)
Finance income	730.2	1,159.5	1,092.8
Finance costs	(8,412.8)	(51.0)	(884.3)
Income tax expense	(2.5)	(1.5)	—

Loss after tax	(15,077.4)	(12,678.2)	(22,542.5)

Exchange differences on translating foreign operations	870.2	37.4	(1,152.1)

Total comprehensive loss for the year attributable to our owners	$(14,207.2)	$(12,640.8)	$(23,694.6)

Loss per share (basic and diluted)	$(0.27)	$(0.18)	$(0.33)
Weighted average number of ordinary shares outstanding (basic and diluted)	38,339,462	41,923,401	41,923,401
Pro forma loss per ordinary share (basic and diluted)(1) (unaudited)			$(0.24)
Pro forma weighted average number of ordinary shares outstanding (basic and diluted)(1) (unaudited)			95,282,755

Note:

(1)

Our pro forma loss per share (basic and diluted) and pro forma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated assuming that the following all occurred on a “hypothetical basis” on April 1, 2011, except for the conversion of warrants, which are given effect as of the issuance dates of the warrants during fiscal year 2012: (i) our May 2012 share capital reorganization; (ii) the full funding of our partially paid warrants and the repayment of related subordinated loans from the warrant proceeds which will occur on or before the completion of this offering; (iii) the conversion of all our preference shares and warrants into 58,618,813 ordinary shares that will occur by the completion of this offering; and (iii) the issuance of 202,000 ordinary shares under options for which the exercise process has been commenced but is not yet complete. For more information on our share capital, including our May 2012 share capital reorganization, see “Description of Share Capital.”

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2010, 2011 and 2012:

	Fiscal Year
	2010	2011	2012
	(in thousands)
Consolidated Statement of Financial Position Data:
Goodwill	$—	$—	$195.5
Other intangible assets	67.7	182.6	234.6
Property, plant and equipment	3,485.8	3,986.8	3,130.5
Security deposits	488.6	511.9	482.7
Current tax assets	714.7	1,616.1	2,162.3
Other non-current assets	120.8	174.7	289.1
Trade receivables	893.4	639.1	1,100.3
Bank deposits and short term investments	22,302.2	5,900.1	680.2
Cash and cash equivalents	1,317.1	1,873.1	1,449.1
Other current assets	5,699.7	7,486.6	12,071.2

Total assets	$35,089.9	$22,371.0	$21,795.6

Total equity (deficit)	$26,006.9	$14,721.9	$(1,304.2	)(3)

Employee benefits obligations (excluding current portion)	$33.1	$62.1	$108.8
Loans and borrowings (excluding current portion)	21.6	21.7	—
Employee benefits obligations (current portion)	103.4	216.0	251.7
Trade payables	4,642.6	2,669.0	6,264.5
Loans and borrowings (current portion)(2)	10.8	—	11,313.1
Derivative financial liabilities(1)	—	—	180.0
Bank overdraft	1,160.1	565.6	575.7
Current tax liabilities	—	1.5	—
Other current liabilities	3,111.3	4,113.2	4,405.9

Total liabilities	9,083.0	7,649.1	23,099.8

Total equity (deficit) and liabilities	$35,089.9	$22,371.0	$21,795.6

Notes:

(1)	Some of the warrants issued by us are hybrid instruments with non-derivative and derivative liability components. This line item represents the derivative liability portion of the warrants as of March 31, 2012. The conversion of these warrants into ordinary shares on or before the completion of this offering will result in the derivative liability portion of the warrants moving to our equity accounts.
(2)	Some of the warrants issued by us are hybrid instruments with non-derivative and derivative liability components. This line item includes the non-derivative liability portion of the warrants of $0.6 million as of March 31, 2012. This line item also includes the $10.7 million liability as of March 31, 2012 of our subordinated loans that will be repaid from the proceeds of the funding of outstanding partially paid warrants, which will occur on or before the completion of this offering. The conversion of these warrants into ordinary shares on or before the completion of this offering will result in the non-derivative liability portion of the warrants moving to our equity accounts.

(3)	Total equity (deficit) as of March 31, 2012 does not include the amount receivable as of March 31, 2012 to fully fund our partially paid warrants, which was $10.7 million. Our partially paid warrants will be fully funded on or before the completion of this offering.

Other Data:

The following table sets forth for the periods indicated, certain key metrics we use to evaluate aspects of overall transaction activity in our channels and the financial performance of our business and to aid our strategic planning. For details on how these metrics are calculated, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating Metrics.”

	Fiscal Year
	2010	2011	2012
	(in thousands, except percentages and average order values)
Consolidated:
Cumulative consumer base	1,457.5	2,393.4	4,006.3
Gross transaction value	$44,186.9	$62,569.2	$108,547.0
Average gross commission	33.0%	30.5%	22.5%
Average order value	$50.6	$49.3	$37.9
Repeat business rate	27.5%	34.9%	39.9%

Television:
Gross transaction value	$44,186.9	$60,758.6	$77,740.3
Average gross commission	33.0%	30.8%	26.3%
Average order value	$50.6	$49.5	$45.1

Internet:
Gross transaction value	—	$1,810.6	$30,806.7
Average gross commission	—	19.4%	12.8%
Average order value	—	$44.1	$27.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated and Other Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We operate India’s leading digital commerce platform, with the ability to access over 250 million consumers through the Internet, television and mobile devices. Since the launch of our service in 2008, we have built an end-to-end digital commerce platform providing Indian consumers access to over 500 brands. International and domestic brands such as Canon, Fabindia, Godrej, Micromax, Reebok, Samsung and Whirlpool are able to efficiently and effectively demonstrate, market and sell their products to consumers across India through our platform. Our multi-channel approach has allowed us to establish a trusted brand identity in the Indian market. Since our launch, over 6.5 million transactions have been executed through our platform. Our scale and distribution strategy make us an important relationship for our Sourcing Partners, providing us with the ability to showcase a broad range of products across multiple categories at competitive prices. We have developed a technology-enabled logistics network that allows our Sourcing Partners to deliver products to the consumer’s doorstep in over 3,000 towns and cities across India. We believe that our platform provides consumers with a differentiated and user-friendly experience, service and value. Through our combined web, television and mobile presence we have become one of India’s best known brands in the digital commerce industry.

Key highlights of our history are as follows:

•	In April 2008, we launched our HomeShop18 television channel.

•	By October 2009, we had served over one million cumulative consumers.

•	By December 2010, we had served over two million cumulative consumers.

•	In January 2011, we launched our Internet channel.

•	By September 2011, we had served over three million cumulative consumers.

•	By January 2012, we scaled up the book catalog on our website following the Coinjoos.com acquisition in June 2011.

•	By March 2012, we had served over four million cumulative consumers.

•	In August 2012, we launched our mobile website.

Our revenue from operations comes primarily from commissions we charge for products sold through our platform and reimbursement of some of our freight and collection expenses from certain Sourcing Partners. In addition, we receive revenue from sponsorship and subscription income, which comes from advertising and other promotional activities for third parties on our digital commerce platform. Our revenue from operations has grown from $14.6 million for fiscal year 2010 to $19.2 million for fiscal year 2011 and $24.5 million for fiscal year 2012.

We currently report our results in two business segments — (i) our television business, which includes commission income generated from our Sourcing Partners based on sales through the broadcast of our

“HomeShop18” television channel and (ii) our Internet business, which includes commission income generated from our Sourcing Partners based on sales through our website, www.HomeShop18.com, and our mobile website, m.HomeShop18.com. The following table shows revenue by business segment and consolidated revenue from operations for the past three fiscal years:

	Fiscal Year
	2010		2011		2012
	Revenue		Revenue		Revenue
	(in thousands, except percentages)
Television	$14,641.7	100.0%	$18,842.5	98.2%	$20,494.2	83.8%
Internet(1)	—	0.0	$351.5	1.8	$3,963.5	16.2

Total	$14,641.7	100.0%	$19,194.0	100.0%	$24,457.7	100.0%

Note:

(1)	As our Internet business was launched in January 2011, results for fiscal year 2011 include only one quarter of Internet operations while results for fiscal year 2012 include the first full year of Internet operations.

We refer to the total value of all products sold by Sourcing Partners through our platform during a particular period, net of related returns, as gross transaction value for such period. We believe that gross transaction value is an important metric for our business as it demonstrates the overall scale of our operations. The following table shows gross transaction value by business segment and consolidated gross transaction value for the past three fiscal years:

	Fiscal Year			% Change Between Fiscal Years
	2010	2011	2012	2010-2011	2011-2012
	(in thousands)
Television	$44,186.9	$60,758.6	$77,740.3	37.5	27.9
Internet(1)	—	$1,810.6	$30,806.7	—	NM

Consolidated gross transaction value	$44,186.9	$62,569.2	$108,547.0	41.6	73.5

Note:

(1)	As our Internet business was launched in January 2011, results for fiscal year 2011 include only one quarter of Internet operations while results for fiscal year 2012 include the first full year of Internet operations. Where a figure is not meaningful as a result of limited period of operations, we have replaced the figure in the table with “NM” for not meaningful.

The following table shows the contribution of our television channel and website to gross transaction value over the past three fiscal years:

	Fiscal Year
	2010	2011	2012
	Gross Transaction Value	Gross Transaction Value(1)	Gross Transaction Value(1)
Television	100.0%	97.1%	71.6%
Internet(1)	0.0	2.9	28.4

Note:

(1)	Our Internet business was launched in January 2011 and results for fiscal year 2011 include one quarter of Internet operations while results for fiscal year 2012 include results for the first full year of Internet operations.

Consumer Cohort Analysis

To analyze progress in executing our growth strategy, we compile certain financial and operating data regarding digital and non-digital products sold through our platform. Digital products comprise mobile phones, cameras, computers and electronics that generally yield lower margins but that have helped us to attract new consumers to our platform. This is because digital products are usually standardized products that do not require a physical “see or touch” experience to enable a purchase decision by a consumer. Non-digital products comprise all other products sold through our platform, including but not limited to apparel, jewelry, home & kitchen and appliances, which often yield higher margins.

We believe an important gauge for measuring our success in migrating consumers from lower margin digital products to higher margin non-digital products is quarterly cohort analysis. A “cohort” for a given quarter consists of the new consumers that have executed transactions with us in that quarter. Based on their phone numbers (in the case of call center orders) and email addresses (in the case of orders placed over the Internet), consumers in these cohorts are tracked by us over subsequent quarters to study the nature of their repeat business with us.

Based on our cohort analysis, we believe that we have succeeded in driving repeat consumer interest to our platform and have leveraged this interest to migrate consumers to products with higher margins. As we continue to attract new consumers to our platform, we believe they will follow a similar pattern as in the past, transitioning their purchases over time to include more non-digital products. However, the behavior of consumers in past cohorts is not necessarily indicative of the behavior of consumers in future cohorts.

The graphs below depict cohort trends beginning with the consumer cohort for the fourth quarter of fiscal year 2011 (the first quarter that had results for both television and Internet). The graphs split total value of orders (which is equivalent to gross transaction value without netting off returns or cancellation of orders) attributable to a particular consumer cohort between digital and non-digital products, for both the quarter in which we believe consumers in this cohort first placed an order through us and the first quarter of fiscal year 2013, which is our most recently completed quarter:

Key Operating Metrics

We regularly review a number of key metrics, including those described below, to evaluate aspects of overall transaction activity of our channels and the financial performance of our business and to aid our strategic planning. Please note that the definitions we employ may differ from definitions used by other companies, including those in the digital commerce industry.

Cumulative consumer base is the aggregation of all unique caller phone numbers for call center orders and unique email addresses for orders that have been placed through our platform. We view cumulative consumer base as an indicator for our overall consumer reach, our penetration of the Indian consumer market and the target consumer base for various targeted promotions aimed at generating repeat orders.

Gross transaction value refers to the total value of all products sold by Sourcing Partners through our platform during the relevant period, net of related returns. Related returns are only measured in the relevant period, so that subsequent returns are not netted against gross transaction value. However, based on historical subsequent return experience, we charge a provision for estimated future returns against gross transaction value. We believe gross transaction value is an important measure in addition to revenue from operations as it is indicative of the overall scale of our operations.

Average gross commission refers to the sum of our revenue from commissions and reimbursement of freight and collection expenses as a percentage of gross transaction value for the relevant period. We believe that average gross commission is an important indicator as it serves as a proxy for gross margin in our business, reflecting the impact of product mix, pricing ability and sourcing scale in our business as well as overall pricing trends.

Average order value is obtained by dividing gross transaction value by the corresponding number of orders executed through our platform in the relevant period. We monitor our average order value as it is an important indicator relating to product mix as well as order profitability.

Repeat business rate refers to the total value of orders (which is equivalent to gross transaction value without netting out returns or cancellation of orders) placed by consumers through our platform in a relevant period who also placed at least one order in the prior 12-month period, expressed as a percentage of the total value of orders placed through our platform during the same relevant period. Our repeat business rate provides us with an indication for overall customer satisfaction as well as lifetime value of the consumer.

Unique visitors to our website refers to the average number of monthly unique visitors over a given three-month period. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of a given three-month period to calculate average monthly unique visitors. We track unique visitors based on the number of visitors with unique cookies who have visited our website, as measured by Google Analytics, a service offered by Google Inc. that provides digital marketing intelligence. We view unique visitors as a key indicator of our brand awareness among consumers and whether we are providing consumers with useful services and features, thereby increasing their usage of our platform.

Please see “Selected Consolidated Financial and Other Data” and “— Quarterly Financial Information” for annual and quarterly figures for these metrics.

General Factors Affecting Our Results of Operations

Developments in the Indian Economy and with Indian Policies

Our business and operating results are affected by general economic factors in India, including economic growth, per capita disposable income and consumer discretionary spending, growth of Internet penetration and digital commerce, and government policies and initiatives affecting the retail industry. Our business strategy and planning are premised on continued favorable economic and industry trends. Indian economic growth has slowed considerably in the past year, which has dampened consumer discretionary spending. However, we believe the underlying trends of growing urbanization and strong growth in consumer discretionary spending remain in place.

U.S. Dollar-Indian Rupee Exchange Rate

The currency of presentation of our financial statements is the U.S. dollar. However, the functional currency of our operating subsidiary is the Indian rupee, as our business is situated in India. We receive our revenue in Indian rupees and substantially all of our costs are borne in Indian rupees. Substantially all of our assets and liabilities are also denominated in Indian rupees. Transactions in currencies other than the U.S. dollar are translated at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rates at the applicable balance sheet date. Foreign exchange gains and losses resulting from the settlement of transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in the profit or loss of the period in which they arise. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. When the U.S. dollar strengthens against the Indian rupee, our revenue and costs in Indian rupees converted to U.S. dollars decreases. When the U.S. dollar weakens, our revenue and costs in Indian rupees converted to U.S. dollars increases.

Recently, there have been periods of higher volatility in the Indian rupee and U.S. dollar exchange rate. In fiscal year 2012, the average value of the rupee depreciated 5.3% against the dollar vis-a-vis the average value of the rupee in fiscal year 2011. This volatility is illustrated in the table below for the periods indicated:

Fiscal Year	Period End	Average(1)	High	Low
	(Rs. per $1.00)
2010	45.14	47.36	50.48	44.94
2011	44.65	45.59	47.49	43.90
2012	51.16	48.12	53.71	44.00

Note:

(1)	Represents the average of the exchange rates on the last day of each month during each period presented.

The following table shows the percentage changes in revenue from operations, operating expenses and loss after tax between fiscal year 2010 and fiscal year 2011 and between fiscal year 2011 and fiscal year 2012, based on the U.S. dollar results as reported in our financial statements as well as on the underlying rupee amounts:

	% Change Between Fiscal Years
	2010-2011		2011-2012
	(Dollar based)	(Rupee based)	(Dollar based)	(Rupee based)
Revenue from operations	31.1%	26.2%	27.4%	34.5%
Operating expenses	50.5	44.8	43.7	51.6
Loss after tax	(15.9)	(19.1)	77.8	87.7

In addition to the impact on loss after tax, the volatility during fiscal year 2012 also led to a foreign exchange translation adjustment that increased our comprehensive loss in fiscal year 2012 by $1.2 million. For further information on changes in the underlying rupee value of our income statement line items, see “— Results of Operations” below.

All of the net proceeds we receive from this offering will be in U.S. dollars. We expect to convert a substantial amount of these net proceeds into Indian rupees. An appreciation of the Indian rupee against the U.S. dollar between the time we receive the dollar net proceeds and when we convert them into rupees will reduce the total value of the offering to us. See “Risk Factors — Risks Related to Us and Our Industry — Our results of operations are subject to fluctuations in currency exchange rates.”

Competitive Forces

Digital commerce is intensely competitive and rapidly changing and competition is likely to intensify even further in the future. Our business faces direct competition from other product distribution and retail channels, including television shopping companies, other digital commerce companies as well as physical stores and outlets. Some of our competitors may be better financed and willing to use their funds to drive down prices and margins. We believe competitive forces have a significant impact on consumer demand and pricing of products. This can adversely impact our access to products from Sourcing Partners, commission rates offered by them and certain operating costs.

Company-specific Factors Affecting Our Results of Operations

Gross Commissions

Both the commission rates for products sold through our platform and the reimbursements of freight and collection expenses are set through individual negotiations with Sourcing Partners, often on a product-by-product basis, and hence vary over time and may include full or partial reimbursements of our actual freight and collection expenses. The commission rates on products and reimbursements of freight and collection expenses we are able to negotiate with our Sourcing Partners, and ultimately our gross commissions, depend on a number of factors, including the reach of our platform, coverage of our logistics network, as well as the product category and brands that our Sourcing Partners showcase on our platform. The table below sets forth the average gross commission rates on all products, broken down by business segment, for the past three fiscal years:

	Fiscal Year
	2010	2011	2012
Television	33.0%	30.8%	26.3%
Internet	—	19.4	12.8

We typically enter into framework agreements with our Sourcing Partners under which we agree to showcase their products on our platform in exchange for a commission. To date, we have not entered into contracts with our Sourcing Partners that guarantee the availability of merchandise with them or that obligate us to purchase or offer merchandise on a long-term or short-term basis. These contracts are generally terminable by us upon 30 days’ notice.

Share-Based Payment Expenses

Under our share option plan, we have granted share options to our employees. In August 2012 our board of directors adopted a stock appreciation rights scheme. We may continue to make option and other share-based compensation grants in the future, either through the existing plans or new ones.

The fair value of these grants is expensed over the vesting period of the grants. For fiscal years 2010, 2011 and 2012, these expenses amounted to $0.9 million, $1.4 million and $0.6 million, respectively.

Cost of Delivery

We currently bear most of the costs of shipping products to consumers, although we also receive reimbursements of freight and collection expenses from certain Sourcing Partners. Freight and collection expenses have been increasing, primarily on account of growth in transactions executed through our platform and also in part due to the rise in global fuel prices.

Income Taxation

As we are loss-making, our income tax expense to date has been negligible, and we expect this to be the case so long as we continue to be loss-making. We have not recognized deferred tax assets on our tax losses because, as of March 31, 2012, we concluded, based on our latest approved budget forecast, that it was not probable that future taxable profit will be available against which we can utilize the benefits of such tax losses.

Components of Expenses

Operating Expenses

The following items comprise the components of our expenses:

•	Employee benefits expense. Employee benefits expense includes salaries, wages, allowances, bonuses, share-based payment expenses, staff welfare expenses and expenses related to employee benefit plans.

•

Freight and collection expenses. Freight and collection expenses include the amounts payable to courier companies for delivery (including returns) and (in the case of COD sales) payment collection services for products sold through our platform. Freight and collection expenses also include payment gateway charges, toll and state entry charges and packing and forwarding expenses.

•

Carriage fees. We pay DTH and cable television operators to carry our television channel. We pay either a flat fee or, in some cases with DTH operators, the greater of a minimum fee or a commission, which is based on a percentage of the revenue generated and realized by us on products sold through our platform to the carrier’s subscriber base. Our distribution and affiliation agreements in effect as of March 31, 2012 generally had terms of one to three years.

•

Airtime charges. In addition to our own television channel, we air television programs on other television channels. Airtime charges consist of fees paid to these television channels for showing our programs.

•

Call center expenses. Call center expenses have comprised largely of payments made under outsourcing agreements to third parties and managerial staff employed by us to manage third parties to whom we have outsourced call center operations. Some third parties operate out of facilities rented and maintained by us. We are in the process of shifting to a new facility to provide for future requirements.

•

Advertisement and business promotion expenses. Advertisement and business promotion expenses include search engine marketing costs, redemptions of gift coupons that we issue to consumers from time to time as part of our promotional activities, and advertising and other costs associated with building our brand.

•

Other operating expenses. The significant components of other operating expenses include various production and programming costs associated with our television programs, as well as more general expenses such as rent, rates and taxes; communication expenses; travelling and conveyance; and repairs and maintenance.

•

Depreciation and amortization. Depreciation and amortization expenses are taken against property, plant and equipment and intangible assets. Property, plant and equipment consist of leasehold improvements; information technology and office equipment; plant and machinery and electrical installations; furniture and fixtures; and vehicles. Our amortizable intangible assets consist of computer software.

Other Expenses, Income

•

Finance income and finance costs. Finance income consists of interest income from bank deposits and other financial assets, as well as gains from fair valuation of assets classified as held for trading. Finance costs consists of interest expenses for borrowings and defined benefit obligations and bank charges. Finance costs for fiscal year 2010 included the change in the fair value of our preference shares as a result of the change that year of the conversion rate formula for the conversion of our Class B preference shares from a variable to a fixed rate.

•	Income tax expense. Income tax expense comprises current tax and deferred tax.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

The first table below sets forth results of operations data on an actual basis. This table also shows the year-to-year percentage increase in this data, based on the U.S. dollar results as reported in our financial statements as well as based on the underlying rupee amounts that eliminates the impact of exchange rate volatility:

	Fiscal Year			% Increase Between Fiscal Years(2)
	2010	2011	2012	2010-2011		2011-2012
	(in thousands)			(dollar based)	(rupee based)	(dollar based)	(rupee based)
Revenue from operations	$14,641.7	$19,194.0	$24,457.7	31.1%	26.2%	27.4%	34.5%
Television	14,641.7	18,842.5	20,494.2	28.7	23.9	8.8	14.8
Internet(1)	—	351.5	3,963.5	—		NM	NM
Employee benefit expense	(4,331.8)	(6,250.1)	(8,565.3)	44.3	38.9	37.0	44.6
Freight and collection expenses	(4,625.7)	(6,614.5)	(11,831.2)	43.0	37.7	78.9	88.8
Carriage fees	(4,278.6)	(5,254.4)	(6,196.8)	22.8	18.2	17.9	24.5
Airtime expenses	(293.2)	(631.1)	(264.8)	115.3	107.2	(58.0)	(55.7)
Call center expenses	(1,073.4)	(2,027.0)	(3,378.8)	88.8	81.8	66.7	75.9
Advertisement and business promotion expenses	(2,169.5)	(3,854.7)	(7,440.2)	77.7	71.0	93.0	103.7
Other operating expenses	(4,488.3)	(7,357.8)	(8,282.0)	63.9	57.8	12.6	18.8
Depreciation and amortization	(773.6)	(989.6)	(1,249.7)	27.9	23.2	26.3	33.3
Finance income	730.2	1,159.5	1,092.8	58.8	52.9	(5.8)	(0.5)
Finance costs	(8,412.8)	(51.0)	(884.3)	(99.4)	(99.4)	1,633.1	1,729.2
Income tax expense	(2.5)	(1.5)	0.0	(40.2)	(42.4)	(100.0)	(100.0)

Loss after tax	$(15,077.4)	$(12,678.2)	$(22,542.5)	(15.9)	(19.1)	77.8	87.7

Notes:

(1)	As our Internet business was launched in January 2011, results for fiscal year 2011 include only one quarter of Internet operations while results for fiscal year 2012 include the first full year of Internet operations. Where a figure is not meaningful as a result of limited period of operations, we have replaced the figure in the table with “NM” for not meaningful.
(2)

The percentage increase figures in Indian rupees are based on the underlying rupee figures for the various line items in our results of operations for the past three fiscal years. These rupee figures are calculated from the dollar figures by multiplying each corresponding U.S. dollar line item by the average rupee/dollar exchange rate for the relevant fiscal year. We believe that the rupee percentage increase figures are useful in showing organic trends in our results of operations across the past three fiscal years, as we receive all our revenue in Indian rupees and substantially all of our costs are denominated in Indian rupees. The rupee percentage increase figures, however, do not reflect the impact of changes in the rupee/dollar exchange rate. See “— General Factors Affecting Our Results of Operations — U.S. Dollar-Indian Rupee Exchange Rate” above for the average rupee/dollar exchange rates for the past three fiscal years and for more information regarding the implications of volatility in the exchange rate between the U.S. dollar and Indian rupee on our financial results.

The following table sets forth results of operation data as a percentage of revenue from operations:

	Fiscal Year
	2010	2011	2012
Revenue from operations	100.0%	100.0%	100.0%
Television	100.0	98.2	83.8
Internet	—	1.8	16.2
Employee benefit expense	(29.6)	(32.6)	(35.0)
Freight and collection expenses	(31.6)	(34.5)	(48.4)
Carriage fees	(29.2)	(27.4)	(25.3)
Airtime expenses	(2.0)	(3.3)	(1.1)
Call center expenses	(7.3)	(10.6)	(13.8)
Advertisement and business promotion expenses	(14.8)	(20.1)	(30.4)
Other operating expenses	(30.7)	(38.3)	(33.9)
Depreciation and amortization	(5.3)	(5.2)	(5.1)
Finance income	5.0	6.0	4.5
Finance costs	(57.5)	(0.3)	(3.6)
Income tax expense	(0.0)	(0.0)	—

Loss after tax	(103.0)%	(66.1)%	(92.2)%

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue from operations. Revenue from operations reached $24.5 million in fiscal year 2012 on gross transaction value of $108.5 million, compared to revenue of $19.2 million in fiscal year 2011 on gross transaction value of $62.6 million, an increase of 27.4% for revenue and 73.5% for gross transaction value. In rupee terms, the increase in our revenue was 34.5% in this period, and the increase in gross transaction value was 83.1%.

Most of this revenue growth and gross transaction value growth was attributable to growth in our Internet business, which recorded revenue of $4.0 million on gross transaction value of $30.8 million in fiscal year 2012, compared with revenue of $0.4 million on gross transaction value of $1.8 million in fiscal year 2011. Much of the growth in our Internet business reflected the fact that fiscal year 2012 was the first year with a full year of activity, compared with only a single quarter of activity in fiscal year 2011 as our Internet business commenced only in January 2011. Revenue and gross transaction value from our television business reached $20.5 million and $77.7 million, respectively in fiscal year 2012, compared to $18.8 million and $60.8 million, respectively, in fiscal year 2011, driven largely by growth in purchases for lifestyle products including apparel and jewelry. The growth in both of our business segments also reflected the growing acceptance of our platform, which has been driving growth in the consumer base, and transactions executed through our platform. The reimbursement of freight and collection expenses by our Sourcing Partners as a percentage of our revenue decreased from 28.4% in fiscal year 2011 to 23.9% in fiscal year 2012 as a result of increased competition and various factors that affect our negotiations with our Sourcing Partners, including the reach of our platform, coverage of our logistics network, as well as the product categories and brands that our Sourcing Partners showcase on our platform.

The higher rate of increase in gross transaction value as compared to revenue from operations was due to lower gross commission rates for our Internet business, which faces greater competition and which had its first full year of operations in fiscal year 2012.

Operating expenses. Our operating expenses have grown principally as a result of the following factors:

•

A 37.0% increase in our employee benefit expense from $6.3 million in fiscal year 2011 to $8.6 million in fiscal year 2012. The increase is principally due to the growth in the total number of our employees from 293 to 354 and a 67.0% increase in salaries, wages allowances and bonuses from $4.4 million to $7.3 million.

•

A 78.9% increase in freight and collection expenses from $6.6 million in fiscal year 2011 to $11.8 million in fiscal year 2012, principally due to growth in the number of transactions executed through our platform and higher fuel costs.

•

A 17.9% increase in our carriage fees expense from $5.3 million in fiscal year 2011 to $6.2 million in fiscal year 2012, principally due to higher payments to existing DTH operators and the addition of new DTH operators.

•

A 66.7% increase in our call center expense from $2.0 million in fiscal year 2011 to $3.4 million in fiscal year 2012, principally due to higher call volumes arising from an increase in the number of transactions executed through our platform.

•

A 93.0% increase in our advertisement and business promotion expenses from $3.9 million in fiscal year 2011 to $7.4 million in fiscal year 2012, primarily reflecting a full year of expenses incurred in operating our Internet business, including for driving traffic from search engines to our website and higher redemption costs of gift coupons.

•

A 12.6% increase in our other operating expenses from $7.4 million in fiscal year 2011 to $8.3 million in fiscal year 2012, principally due to expenses associated with the expansion of our Bengaluru (formerly Bangalore) office to accommodate our Internet business.

Other expenses, income. We had other income of $0.2 million in fiscal year 2012, compared to other income of $1.1 million in fiscal year 2011. The change was largely attributable to lower interest income on bank deposits in fiscal year 2011, reflecting our significantly higher average cash position in fiscal year 2011. For fiscal year 2012, much of our interest income was attributable to amounts accruing under the partially paid warrants issued to our existing Network18 affiliated shareholder, and much of our interest expense for that fiscal year was attributable to amounts accruing under related subordinated loans extended to us by Network18. These amounts, and the underlying obligations, are roughly equal, and all amounts payable to us under the partially paid warrants and all amounts payable by us under the subordinated loans will be settled at or prior to the completion of this offering. See “Description of Share Capital — History of Share Issuances — Warrants and Related Subordinated Loans.”

Loss after tax. Given our expenses increased more than our revenues in fiscal year 2012 compared to fiscal year 2011, loss after tax increased by 77.8% to $22.5 million in fiscal year 2012 from $12.7 million in fiscal year 2011. In rupee terms, our loss after tax increased by 87.7% in this period.

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenue from operations. Revenue from operations reached $19.2 million in fiscal year 2011 on gross transaction value of $62.6 million, compared to revenue of $14.6 million in fiscal year 2010 on gross transaction value of $44.2 million, an increase of 31.1% for revenue and 41.6% for gross transaction value.

Most of this revenue and gross transaction value growth was attributable to growth in our television business, which recorded revenue of $18.8 million on gross transaction value of $60.8 million in fiscal year 2011, compared with revenue of $14.6 million on gross transaction value of $44.2 million in fiscal year 2010. Revenue and gross transaction value for the period were supplemented by a quarter of results from our Internet business that commenced only in January 2011. In fiscal year 2011, revenue and gross transaction value from our Internet business were $0.4 million and $1.8 million, respectively. The growth in revenue and gross transaction value reflected our growing consumer base and growth in the number of transactions executed through our platform. The reimbursement of freight and collection expenses by our Sourcing Partners as a percentage of our revenue increased from 26.6% in fiscal year 2010 to 28.4% in fiscal year 2011 as a result of various factors that affect our negotiations with our Sourcing Partners, including the reach of our platform, coverage of our logistics network, as well as the product categories and brands that our Sourcing Partners showcase on our platform.

The higher rate of increase in gross transaction value as compared to revenue from operations was due to lower gross commission rates for our Internet business, which faces greater competition.

Operating expenses. Our operating expenses have grown principally as a result of the following factors:

•

A 44.3% increase in our employee benefit expense from $4.3 million in fiscal year 2010 to $6.3 million in fiscal year 2011, principally due to the growth in the total number of our employees from 191 to 293.

•

A 43.0% increase in our freight and collection expenses from $4.6 million in fiscal year 2010 to $6.6 million in fiscal year 2011, principally due to an increase in the number of transactions executed through our platform and an increase in fuel costs.

•

A 22.8% increase in our carriage fees expense from $4.3 million in fiscal year 2010 to $5.3 million in fiscal year 2011, principally due to the full-year impact in fiscal year 2011 of the addition of new DTH operators in the second half of fiscal year 2010.

•

A 88.8% increase in our call center charges to $2.0 million in fiscal year 2011 from $1.1 million in fiscal year 2010, reflecting growth in call volumes due to an increase in the reach of our platform and in the number of transactions executed through our platform, as well as the introduction of call center services for our Internet channel.

•

A 77.7% increase in our advertisement and business promotion expenses from $2.2 million in fiscal year 2010 to $3.9 million in fiscal year 2011, mainly due to higher redemption costs of gift coupons and expenses associated with the promotion of our Internet channel.

•

A 63.9% increase in other operating expenses from $4.5 million in fiscal year 2010 to $7.4 million in fiscal year 2011. The main drivers of this growth were an increase in various professional and administrative cost items, reflecting the build-up in our scale for the launch of our Internet business. There was a 54.4% increase in rent, rate and taxes from $0.9 million in fiscal year 2010 to $1.5 million in fiscal year 2011.

Other expenses, income. We had other income of $1.1 million in fiscal year 2011, compared to other expenses of $7.7 million in fiscal year 2010. The change was principally attributable to change in the conversion rate formula for our Class B preference shares from a variable to a fixed rate during fiscal year 2010. In connection with this conversion rate change, we recorded a non-cash charge of $4.8 million reflecting the change in the fair value of the derivative component of these preference shares as a result of the change in conversion rate. In addition, the Class B preference shares had been bearing an interest expense accrual ($3.2 million in fiscal year 2010), which was terminated at the time the conversion rate was changed.

Loss after tax. Given our revenues increased more than our expenses in fiscal year 2011 compared to fiscal year 2010, loss after tax decreased by 15.9% to $12.7 million in fiscal year 2011 from $15.1 million in fiscal year 2010. In rupee terms, our loss after tax decreased by 19.1% in this period.

Quarterly Financial Information

The tables below set forth a summary of our unaudited quarterly results of operations for the eight quarters in the period ended March 31, 2012. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. These quarterly results are not necessarily indicative of the results that may be expected for a full year or for any future quarters.

The following table contains consolidated statement of comprehensive income (loss) data for the eight quarters in the period ended March 31, 2012:

	Three Months Ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Revenue from operations	$4,572.5	$4,926.5	$5,252.1	$4,442.9	$5,459.9	$6,288.5	$5,981.5	$6,727.7
Television	4,572.5	4,926.5	5,252.1	4,091.5	4,820.6	5,372.6	4,927.5	5,373.6
Internet	—	—	—	351.5	639.3	915.9	1,054.1	1,354.2
Employee benefit expense	(890.7)	(1,187.0)	(2,503.9)	(1,668.4)	(1,822.5)	(2,644.0)	(2,090.2)	(2,008.6)
Freight and collection expenses	(1,507.7)	(1,336.2)	(1,947.2)	(1,823.4)	(2,368.4)	(3,092.2)	(2,938.4)	(3,432.2)
Carriage fees	(1,219.0)	(1,236.5)	(1,498.7)	(1,300.3)	(1,578.9)	(1,785.0)	(1,436.1)	(1,396.7)
Airtime expenses	(189.8)	(166.2)	(137.4)	(137.6)	(65.2)	(87.4)	(9.7)	(102.5)
Call center expenses	(366.7)	(536.8)	(474.3)	(649.2)	(861.9)	(872.2)	(827.1)	(817.6)
Advertisement and business promotion expenses	(496.8)	(628.2)	(790.5)	(1,939.2)	(1,679.1)	(2,264.4)	(2,056.9)	(1,439.7)
Other operating expenses	(1,539.2)	(1,802.4)	(1,849.2)	(2,167.0)	(1,923.0)	(2,133.1)	(1,979.5)	(2,246.4)
Depreciation and amortization	(217.3)	(243.7)	(260.1)	(268.5)	(309.5)	(313.9)	(305.1)	(321.2)
Finance income	365.9	313.1	270.0	210.5	150.4	257.1	370.2	315.0
Finance costs	(5.0)	(18.1)	(1.2)	(26.7)	(12.8)	(226.1)	(268.5)	(376.9)
Income tax expense	—	—	(1.2)	(0.3)	—	—	—	—

Loss after tax	(1,493.9)	(1,915.6)	(3,941.5)	(5,327.1)	(5,011.0)	(6,872.8)	(5,559.7)	(5,099.0)

Exchange differences on translating foreign operations	(759.6)	807.2	32.2	(42.5)	(12.6)	(755.0)	(568.5)	184.0

Total comprehensive loss for the year attributable to our owners	$(2,253.6)	$(1,108.3)	$(3,909.3)	$(5,369.6)	$(5,023.6)	$(7,627.7)	$(6,128.3)	$(4,915.0)

Loss per share:
Basic	$(0.02)	$(0.03)	$(0.06)	$(0.08)	$(0.07)	$(0.10)	$(0.08)	$(0.07)
Diluted	$(0.02)	$(0.03)	$(0.06)	$(0.08)	$(0.07)	$(0.10)	$(0.08)	$(0.07)

The following table presents statement of operations data as a percentage of our revenue from operations for the eight quarters in the period ended March 31, 2012:

	Three Months Ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue from operations	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Television	100.0	100.0	100.0	92.1	88.3	85.4	82.4	79.9
Internet	—	—	—	7.9	11.7	14.6	17.6	20.1
Employee benefit expense	(19.5)	(24.1)	(47.7)	(37.6)	(33.4)	(42.0)	(34.9)	(29.9)
Freight and collection expenses	(33.0)	(27.1)	(37.1)	(41.0)	(43.4)	(49.2)	(49.1)	(51.0)
Carriage fees	(26.7)	(25.1)	(28.5)	(29.3)	(28.9)	(28.4)	(24.0)	(20.8)
Airtime expenses	(4.2)	(3.4)	(2.6)	(3.1)	(1.2)	(1.4)	(0.2)	(1.5)
Call center expenses	(8.0)	(10.9)	(9.0)	(14.6)	(15.8)	(13.9)	(13.8)	(12.2)
Advertisement and business promotion expenses	(10.9)	(12.8)	(15.1)	(43.6)	(30.8)	(36.0)	(34.4)	(21.4)
Other operating expenses	(33.7)	(36.6)	(35.2)	(48.8)	(35.2)	(33.9)	(33.1)	(33.4)
Depreciation and amortization	(4.8)	(4.9)	(5.0)	(6.0)	(5.7)	(5.0)	(5.1)	(4.8)
Finance income	8.0	6.4	5.1	4.7	2.8	4.1	6.2	4.7
Finance costs	(0.1)	(0.4)	(0.0)	(0.6)	(0.2)	(3.6)	(4.5)	(5.6)
Income tax expense	—	—	(0.0)	(0.0)	—	—	—	—

Loss after tax	(32.7)%	(38.9)%	(75.0)%	(119.9)%	(91.8)%	(109.3)%	(92.9)%	(75.8)%

The following two tables contain business segment-wise operating results data for the eight quarters in the period ended March 31, 2012:

	Three Months Ended
Fiscal Year 2011	June 30, 2010				September 30, 2010				December 31, 2010				March 31, 2011
	TV	Internet	Common	Total	TV	Internet	Common	Total	TV	Internet	Common	Total	TV	Internet	Common	Total
	(unaudited)				(unaudited)				(unaudited)				(unaudited)
	(in thousands)
Revenue	$4,572.5	—	—	$4,572.5	$4,926.5	—	—	$4,926.5	$5,252.1	—	—	$5,252.1	$4,091.5	$351.5	—	$4,442.9
Direct operating expenses	3,283.2	—	—	3,283.2	3,275.7	—	—	3,275.7	4,057.6	—	—	4,057.6	3,583.1	327.4	—	3,910.5
Freight and collection expenses	1,507.7	—	—	1,507.7	1,336.2	—	—	1,336.2	1,947.2	—	—	1,947.2	1,690.5	132.9	—	1,823.4
Call center expenses	366.7	—	—	366.7	536.8	—	—	536.8	474.3	—	—	474.3	454.7	194.5	—	649.2
Carriage fees	1,219.0	—	—	1,219.0	1,236.5	—	—	1,236.5	1,498.7	—	—	1,498.7	1,300.3	—	—	1,300.3
Airtime expenses	189.8	—	—	189.8	166.2	—	—	166.2	137.4	—	—	137.4	137.6	—	—	137.6
Contribution	1,289.3	—	—	1,289.3	1,650.8	—	—	1,650.8	1,194.5	—	—	1,194.5	508.3	24.0	—	532.4
Operating expenses — fixed	2,063.6	—	250.1	2,313.7	2,555.8	—	250.0	2,805.8	2,809.8	—	663.7	3,473.6	2,859.8	512.2	288.0	3,660.0
Employee benefits expenses(1)	592.2	—	182.2	774.4	786.2	—	217.1	1,003.3	1,060.9	—	563.5	1,624.4	829.4	349.8	313.8	1,493.0
Production and programming costs(2)	348.5	—	—	348.5	441.8	—	—	441.8	413.0	—	—	413.0	475.8	—	—	475.8
Other operating expense(3)	1,122.8	—	67.9	1,190.7	1,327.8	—	32.9	1,360.7	1,336.0	—	100.2	1,436.2	1,554.5	162.4	(25.8)	1,691.1
Operating EBITDA	(774.2)	—	(250.1)	(1,024.3)	(904.9)	—	(250.0)	(1,154.9)	(1,615.4)	—	(663.7)	(2,279.1)	(2,351.4)	(488.1)	(288.0)	(3,127.6)
Customer acquisition cost:(4)
Search engine marketing cost	—	—	—	—	—	—	—	—	34.8	—	—	34.8	—	385.3	—	385.3
Redemption of gift coupons	388.4	—	—	388.4	572.3	—	—	572.3	596.5	—	—	596.5	511.5	56.2	—	567.7
Branding	108.4	—	—	108.4	55.9	—	—	55.9	159.3	—	—	159.3	986.1	—	—	986.1
Segment loss	(1,271.1)	—	(250.1)	(1,521.1)	(1,533.1)	—	(250.0)	(1,783.1)	(2,405.9)	—	(663.7)	(3,069.6)	(3,849.1)	(929.6)	(288.0)	(5,066.7)

Notes:

(1)	This item comprises all of the “employee benefit expense” item appearing on our statements of comprehensive income (loss) other than non-cash expenses for share-based remuneration. See note 17 to our consolidated financial statements appearing elsewhere in this prospectus.
(2)	Production and programming costs comprise contracted media professionals fees, show production expenses, production consumables, studio equipment and costume hire charges, uplinking expenses and website development expenses included in the “other operating expenses” item that appears on our statements of comprehensive income (loss). See note 18 to our consolidated financial statements appearing elsewhere in this prospectus.
(3)	This item comprises all of the “other operating expenses” item appearing on our statements of comprehensive income (loss) other than the “production and programming costs” line item appearing in the two tables above. See the immediately preceding note and note 18 to our consolidated financial statements appearing elsewhere in this prospectus.
(4)	Customer acquisition cost comprises all of the “advertisement and business promotion expenses” item appearing on our statements of comprehensive income (loss).

	Three Months Ended
Fiscal Year 2012	June 30, 2011				September 30, 2011				December 31, 2011				March 31, 2012
	TV	Internet	Common	Total	TV	Internet	Common	Total	TV	Internet	Common	Total	TV	Internet	Common	Total
	(unaudited)				(unaudited)				(unaudited)				(unaudited)
	(in thousands)
Revenue	$4,820.6	$639.3	—	$5,459.9	$5,372.6	$915.9	—	$6,288.5	$4,927.5	$1,054.1	—	$5,981.5	$5,373.6	$1,354.2	—	$6,727.7
Direct operating expenses	4,395.7	478.7	—	4,874.4	4,940.8	896.0	—	5,836.9	3,828.2	1,383.1	—	5,211.3	4,023.6	1,725.3	—	5,748.9
Freight and collection expenses	2,037.9	330.5	—	2,368.4	2,424.6	667.6	—	3,092.2	1,873.8	1,064.6	—	2,938.4	2,057.2	1,375.0	—	3,432.2
Call center expenses	713.6	148.3	—	861.9	643.8	228.4	—	872.2	508.6	318.5	—	827.1	467.3	350.3	—	817.6
Carriage fees	1,578.9	—	—	1,578.9	1,785.0	—	—	1,785.0	1,436.1	—	—	1,436.1	1,396.7	—	—	1,396.7
Airtime expenses	65.2	—	—	65.2	87.4	—	—	87.4	9.7	—	—	9.7	102.5	—	—	102.5
Contribution	424.9	160.6	—	585.5	431.8	19.8	—	451.6	1,099.3	(329.0)	—	770.2	1,349.9	(371.1)	—	978.8
Operating expenses — fixed	2,571.4	570.0	428.4	3,569.8	2,853.2	1,117.3	506.7	4,477.2	2,427.8	904.9	469.2	3,801.9	2,676.5	1,045.8	395.2	4,117.5
Employee benefits expenses(1)	869.7	422.7	354.4	1,646.7	948.1	927.0	469.0	2,344.1	813.6	608.9	400.0	1,822.5	837.1	687.3	346.8	1,871.2
Production and programming costs(2)	461.1	—	—	461.1	478.8	—	—	478.8	388.9	—	—	388.9	316.4	95.0	—	411.4
Other operating expenses(3)	1,240.0	147.3	74.0	1,461.4	1,426.4	190.3	37.7	1,654.3	1,225.3	296.1	69.2	1,590.6	1,523.1	263.6	48.4	1,835.1
Operating EBITDA	(2,146.4)	(409.4)	(428.4)	(2,984.2)	(2,421.5)	(1,097.4)	(506.7)	(4,025.6)	(1,328.5)	(1,233.9)	(469.2)	(3,031.7)	(1,326.6)	(1,417.0)	(395.2)	(3,138.7)
Customer acquisition cost:(4)
Search engine marketing cost	—	548.4	—	548.4	—	815.6	—	815.6	—	788.3	—	788.3	—	519.2	—	519.2
Redemption of gift coupons	521.4	118.7	—	640.1	342.8	287.9	—	630.7	334.5	482.8	—	817.3	203.2	533.0	—	736.2
Branding	412.4	78.1	—	490.5	(65.8)	883.9	—	818.1	160.1	291.2	—	451.3	74.3	110.0	—	184.4
Segment loss	(3,080.3)	(1,154.7)	(428.4)	(4,663.3)	(2,698.5)	(3,084.8)	(506.7)	(6,290.0)	(1,823.1)	(2,796.3)	(469.2)	(5,088.6)	(1,604.1)	(2,579.2)	(395.2)	(4,578.5)

Notes:

(1)	This item comprises all of the “employee benefit expense” item appearing on our statements of comprehensive income (loss) other than non-cash expenses for share-based remuneration. See note 17 to our consolidated financial statements appearing elsewhere in this prospectus.
(2)	Production and programming costs comprise contracted media professionals fees, show production expenses, production consumables, studio equipment and costume hire charges, uplinking expenses and website development expenses included in the “other operating expenses” item that appears on our statements of comprehensive income (loss). See note 18 to our consolidated financial statements appearing elsewhere in this prospectus.
(3)	This item comprises all of the “other operating expenses” item appearing on our statements of comprehensive income (loss) other than the “production and programming costs” line item appearing in the two tables above. See the immediately preceding note and note 18 to our consolidated financial statements appearing elsewhere in this prospectus.
(4)	Customer acquisition cost comprises all of the “advertisement and business promotion expenses” item appearing on our statements of comprehensive income (loss).

The following table presents certain key operating metrics for the eight fiscal quarters in the period ended March 31, 2012:

	Three Months Ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except percentages and average order values)
Cumulative consumer base:
Consolidated	1,664.7	1,883.9	2,130.8	2,393.4	2,699.6	3,096.1	3,532.0	4,006.3

Gross transaction value:
Television	$13,598.3	$15,051.5	$16,335.8	$15,794.7	$17,313.8	$18,653.2	$19,843.0	$21,649.0
Internet	—	—	—	1,823.8	3,757.8	7,290.4	9,274.9	9,999.3

Consolidated	$13,598.3	$15,051.5	$16,335.8	$17,618.5	$21,071.6	$25,943.6	$29,117.9	$31,648.3

Average gross commission:
Television	33.5%	32.5%	31.8%	25.8%	27.8%	28.8%	24.7%	24.8%
Internet	—	—	—	19.3	17.0	12.6	11.4	13.4
Consolidated	33.5	32.5	31.8	25.2	25.9	24.2	20.4	21.2

Average order value (in dollars):
Television	$45.8	$52.6	$51.0	$48.7	$47.6	$47.7	$41.3	$44.5
Internet	—	—	—	44.4	36.2	28.1	26.3	23.5
Consolidated	45.8	52.6	51.0	48.2	45.0	39.9	35.0	34.7

Average order value (in Rs.)(1):
Television	2,097	2,427	2,303	2,204	2,128	2,211	2,123	2,220
Internet	—	—	—	2,011	1,617	1,302	1,355	1,174
Consolidated	2,097	2,427	2,303	2,182	2,015	1,848	1,798	1,733

Repeat business rate:
Consolidated	32.3%	30.8%	34.0%	34.9%	34.1%	35.9%	41.4%	39.9%
Unique visitors to our website(2)	—	—	—	998	1,661	2,745	3,000	3,291

Notes:

(1)	The rupee figures for average order value in this table can be calculated from the dollar figures by multiplying each corresponding quarterly U.S. dollar average order value figure by the average rupee/dollar exchange rate for the relevant quarter. The following table sets forth the average rupee/dollar exchange rates for the eight fiscal quarters in the period ended March 31, 2012:

Three Months Ended
June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
(Rs. per $1.00)
45.83	46.15	45.13	45.26	44.73	46.37	51.43	49.93

We believe that the rupee figures for quarterly average order value are useful in showing organic trends in average order value, as sales of products through our platform are all made in rupees. The rupee figures, however, do not reflect the impact of changes in the rupee/dollar exchange rate. See “— General Factors Affecting Our Results of Operations — U.S. Dollar-Indian Rupee Exchange Rate” above for more information regarding the implications of volatility in the exchange rate between the U.S. dollar and Indian rupee on our financial results.

(2)	This data is sourced from Google Analytics.

We have experienced consolidated revenue growth through the eight fiscal quarters in the period ended March 31, 2012, except in the fourth quarter of fiscal year 2011 and the third quarter of fiscal year 2012. In each case, the revenue decline was due to reduced revenue in our television segment. With respect to the fourth quarter of fiscal year 2011, the decline was principally due to our decision to demonstrate more high quality branded goods and a related lag in consumer acceptance of these products due to higher average order value. The increase in high quality branded products has also contributed to a reduction in our average gross commission. With respect to the third quarter of fiscal year 2012, the decline was principally due to the adverse impact of the significant depreciation of the Indian rupee against the U.S. dollar during that period. The average order value for our Internet business declined in fiscal year 2012 due to an increase in the number of transactions for sales of books on our website, after the acquisition of Coinjoos.com. In rupee terms, our television revenue for that quarter had increased by 1.7% compared to the prior quarter. Our consolidated revenue growth has been driven by the steady increase in commissions earned from sales by our Sourcing Partners through our digital commerce platform. In each of the six periods in which our revenue grew, we experienced increases in new and repeat business and orders.

Our operating expenses have also increased during these eight quarters along with our revenues. This growth in our operating expenses has been primarily due to increases in the volume of products sold through our platform and the costs associated with the build-up of our two business lines. Significant quarterly fluctuation in our employee benefits expense is mainly due to changes in the level of share-based compensation expenses associated with share option grants to our employees.

Since the inception of our Internet business in the fourth quarter of fiscal year 2011, this business segment has had continued revenue growth driven by an increase in the size of the catalog of products showcased on our platform and increase in consumer traffic to our website. At the same time, operating costs have generally increased with this sales growth due to start-up and ramp up costs associated with this new business segment.

Seasonality

Our business experiences seasonal fluctuations to a certain extent due to different calendar events and national and religious holidays. We tend to experience relatively higher revenue in the third quarter of our financial year, which coincides with several festivals such as Dusshera, Diwali and Christmas. We believe that we will continue to be subject to the effects of seasonality. As our business matures, the impact of this seasonality in our quarterly results may become more apparent.

Liquidity and Capital Resources

We have had negative net cash flows from operations and expect these cash flows to continue to be negative at least for the near term, as we incur expenditures to build out our digital commerce platform and attract consumers and to make advances to Sourcing Partners. Network18 has issued a letter assuring continued financial support as necessary for our subsidiary to fulfill its business obligations in all material respects for the 12-month period beginning August 16, 2012, and our consolidated financial statements have been prepared on a going concern basis on the basis of this support. We cannot assure you that Network18 will continue to provide this support in the future.

Our principal sources of funds have been the commissions and freight cost reimbursements from our Sourcing Partners and the net proceeds from capital raising transactions. We have raised capital principally from the sale of our ordinary shares, preferred shares and warrants and to a lesser extent borrowings. Incoming funds have been used to finance our operations and capital expenditures. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures, for the next 12 months. We expect to address near-term external funding requirements through the proceeds of this offering, as well as possible future issuances of our equity securities and borrowings. Failure to raise external funds while we have negative cash flows from operations will have a material adverse effect on our liquidity and business prospects.

In April 2012, in order to meet our working capital requirements and pay operating expenses our Indian subsidiary entered into a credit facility agreement with The Ratnakar Bank Limited providing for short-term secured borrowings of up to 400.0 million ($7.7 million) under working capital and cash credit facilities. As of July 31, 2012, we had outstanding borrowings of 346.9 million ($6.8 million) under these facilities at a weighted average interest rate of 14.0% per annum. We intend to use a portion of the net proceeds from this offering to repay our outstanding borrowings under these facilities in full. For more information on these facilities and our borrowings under them, see “— Contractual Obligations, Including Indebtedness” below.

Cash Flows

The following table summarizes our cash flows and cash position for fiscal years 2010, 2011 and 2012:

	Fiscal Year
	2010	2011	2012
	(in thousands)
Net cash from (used in) operations	$(7,857.3)	$(13,784.2)	$(22,196.8)
Net proceeds from the sale of short term investments	1,088.4	830.1	—
Net cash from (used in) operating activities	(7,143.1)	(13,815.8)	(22,997.8)
Net cash from (used in) investing activities	(20,329.4)	15,020.9	3,858.4
Net cash from (used in) financing activities	22,317.6	(61.1)	18,378.0
Cash and cash equivalents at the end of the year (net of bank overdraft)	157.0	1,307.5	873.3

Negative net cash flows from operations have trended upward mainly due to the increased start-up costs associated with the launch in January 2011 of our Internet channel, further developing both of our channels and growing the consumer base.

Among the most significant contributors to the growth in our operating expenses from fiscal year 2010 to fiscal year 2012 have been the following items:

•	Freight and collection expenses, which increased by $7.2 million, or 155.8%, from $4.6 million in fiscal year 2010 to $11.8 million in fiscal year 2012;

•	Advertisement and business promotion expenses, which increased by $5.3 million, or 242.9%, from $2.2 million in fiscal year 2010 to $7.4 million in fiscal year 2012;

•	Employee benefits expense, which increased by $4.2 million, or 97.7%, from $4.3 million in fiscal year 2010 to reach $8.6 million in fiscal year 2012; and

•	Other operating expenses, which increased by $3.8 million, or 84.5%, from $4.5 million in fiscal year 2010 to reach $8.3 million in fiscal year 2012.

For information on the factors driving the growth of the foregoing items, see “— Results of Operations” above in this section.

Additional significant changes to our cash flow from operations have included:

•

An increase in advances recoverable that we have made, principally to our Sourcing Partners, from $0.4 million in fiscal year 2010, to $1.3 million in fiscal year 2011 and $3.6 million in fiscal year 2012. These advances, which are payable on demand and do not bear interest, are part of our platform development efforts. We extend this credit, generally for a period of 30 to 45 days, to our Sourcing Partners primarily to provide working capital to facilitate their growing sales through our platform.

•	An increase of $1.4 million in receivables due from courier companies from fiscal year 2011 to fiscal year 2012 mainly due to the growth in our gross transaction value.

•

An increase in trade receivables from $0.6 million in fiscal year 2011 to $1.1 million in fiscal year 2012. This has had the effect of increasing our working capital and hence increasing the cash used in operations. This increase generally tracks the rise in gross transaction value for this period. Our trade receivables represent amounts due from Sourcing Partners for commissions.

•

Significant fluctuation in our trade payables balance. Trade payables decreased from $4.6 million in fiscal year 2010 to $2.7 million in fiscal year 2011, but then increased significantly to $6.3 million in fiscal year 2012. The decline from fiscal year 2010 to fiscal year 2011 was driven by a decrease in our average payment cycle arising from changes in payment terms with our Sourcing Partners. The increase from fiscal year 2011 to fiscal year 2012 was mainly due to the growth in gross transaction value, as well as changes in payment terms, which were extended from a 15-30 day period to a 30-45 day period, with Sourcing Partners that had the effect of increasing our average payment cycle.

The primary use of cash in investing activities has been term deposits placed with banks and capital expenditures in respect of property, plant and equipment, as well as acquisition of intangible assets, including from the Coinjoos acquisition and computer software purchases. See “— Capital Expenditures” and “— Coinjoos Acquisition” below for additional detail. The primary source of cash from investing activities has been principal and interest from the aforementioned bank deposits.

Our net cash from financing activities has come principally from proceeds from the sale of our ordinary shares, preferred shares and warrants, as well as borrowings. We have recorded proceeds from borrowings of $10.7 million for fiscal year 2012 principally as a result of the subordinated loans we took from Network18 in connection with our issuance of partially paid warrants in fiscal year 2012 to our Network18 group shareholder. Our Network18 affiliated shareholder will fully fund these warrants before the completion of this offering. The proceeds we receive from the funding of these warrants will be used to repay the subordinated loans. See “Description of Share Capital — History of Share Issuances — Warrants and Related Subordinated Loans.” As indicated above, cash flows from financing activities have been used to fund our operations and capital expenditures. Through March 31, 2012, there had not been significant outgoing cash flows from financing activities, principally as a result of the low amount of our borrowings we had that required cash interest payments. See “— Contractual Obligations, Including Loans and Borrowings” below.

Capital Expenditures

In fiscal years 2010, 2011 and 2012, we had capital expenditures of $0.4 million, $1.6 million and $1.2 million, respectively, for leasehold improvements, information technology and office equipment, plant and machinery and electrical installations, furniture and fixtures, vehicles and computer software. Specifically, a significant portion of these expenditures for fiscal year 2012 related to the expansion of our television studio infrastructure. We have budgeted for capital expenditures of approximately $4.0 million for fiscal year 2013, principally for IT systems upgrades and the development of our mobile business.

Coinjoos Acquisition

In June 2011 we acquired the business and assets of On Graph Technologies Private Limited, an Indian corporation, which operated an online books business under the name “Coinjoos.com,” for immediate cash payment of $195,465 and future amounts of up to $831,255, payable to certain employees who joined us from Coinjoos, upon the achievement of certain milestones on or before June 30, 2013. As we believe these milestones and related conditions are likely to be satisfied, we have recorded additional payment obligations totaling $311,720 as employee benefits expenses in fiscal year 2012 and expect to record the balance of these obligations in fiscal years 2013 and 2014.

Contractual Obligations, Including Indebtedness

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of March 31, 2012.

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)
Loans and borrowings	$11,313.1	$11,313.1	—	—	—
Bank overdrafts	575.7	575.7	—	—	—
Operating lease obligations	1,885.0	1,134.3	750.7	—
Contingent consideration — Coinjoos acquisition	781.9	342.1	439.8	—	—

Of the $11.3 million in loans and borrowings indicated above, $0.6 million is attributable to the derivative liability portion of our warrants. No cash has been paid or is payable by us in respect of these warrants. Upon completion of this offering, these warrants will be converted into ordinary shares, at which time this liability amount will be extinguished. Almost all of the remaining $10.7 million in loans and borrowings comprises subordinated loans taken from Network18 in connection with our issuance of partially paid warrants in fiscal year 2012. The amount required to repay these subordinated loans will be received at the completion of this offering from proceeds we receive from our Network18 group shareholder when it fully funds the partially paid warrants it purchased from us in fiscal year 2012. See “Description of Share Capital — History of Share Issuances — Warrants and Related Subordinated Loans.”

As of March 31, 2010 and 2011, our total loans and borrowings and bank overdrafts were $1.2 million and $0.6 million, respectively.

In April 2012 our Indian subsidiary entered into a credit facility agreement with The Ratnakar Bank Limited for a working capital demand loan of 300.0 million ($5.7 million) with the rate of interest to be decided at the time of disbursement and cash credit of 100.0 million ($2.0 million) with an interest rate per annum of the bank’s minimum, or base, lending rate (currently 11.0%) plus 2.5%. The principal amount under both these facilities is repayable on demand, and interest under both facilities is payable on a monthly basis. Amounts owed under these facilities are secured by the fixed and movable assets of our subsidiary, a corporate guarantee by Network18 and a personal guarantee of Mr. Raghav Bahl. In connection with these facilities, we have made upfront payments totaling 6.0 million to the bank in the form of processing fees.

As of July 31, 2012, we had outstanding borrowings of 346.9 million ($6.8 million) under these facilities.

Our Indian subsidiary has undertaken to furnish information as requested by the bank and to seek the prior written permission of the bank before, among others, the following:

•	issuing further equity or raising any loan;

•	declaring and paying any dividends; or

•	entering into a merger, amalgamation or selling off any of its units or property.

Failure to comply with any of these covenants would lead to an event of default. Other events of default include defaults under other obligations of our subsidiary or impairment of the security interest created in favor of the bank. We intend to use a portion of the net proceeds from this offering to repay our outstanding borrowings under these facilities in full.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements in any of fiscal years 2010, 2011 and 2012.

Inflation

India has recently experienced fluctuating wholesale price inflation. The CIA World Factbook estimates that consumer inflation in India was 6.4% in 2007, 8.3% in 2008, 10.9% in 2009, 11.7% in 2010 and 6.8% in 2011. Continued fluctuation in inflation rates may make it more difficult for us to accurately estimate or control our costs, which may adversely impact our business prospects. An increase in inflation in India would be expected to increase the rupee value of certain of our expenses. An inability to pass increased costs on to consumers and Sourcing Partners could have a material adverse effect on our financial condition and results of operations.

Exposure to Counterparty Credit Risk

We are subject to concentrations of credit risk through our trade receivables and other receivables from courier companies and Sourcing Partners, loans, advances recoverable and cash and cash equivalents. By their nature, all these assets involve risks, including the credit risk of non-performance by counterparties.

Trade and other receivables are typically unsecured and arise mainly from gross payment amounts owed to us by courier companies in respect of COD sales and reimbursements of freight and collection expenses owed to us by our Sourcing Partners. For each of the three years ended March 31, 2012, our top three couriers accounted for over 95.0% of the total receivables owed to us by courier companies.

Advances recoverable are principally made to our Sourcing Partners to provide working capital to facilitate their growing sales through our platform. As of March 31, 2012, three Sourcing Partners accounted for the majority of the total amount owed to us under these advances.

We review the credit worthiness of courier companies and Sourcing Partners to which we have granted credit in the normal course of the business. In addition, we believe that our overall credit exposure to these Sourcing Partners is reduced by amounts payable by us to them in respect of the products they have sold through our platform.

Our cash and cash equivalents are placed with banks that management believes to be of high quality.

We believe that currently there is no significant risk of loss associated with counterparty credit default, other than amounts for which we already have provided for. See note 24 to our consolidated financial statements for additional information relating to our exposure to credit risk.

Quantitative and Qualitative Disclosures about Market Risk

Exchange Rate Risk

We are exposed to movements in currency exchange rates, primarily those related to the U.S. dollar and the Indian Rupee. This is due primarily to the fact that while our reporting currency is the U.S. dollar, the functional currency of our operating subsidiary is the Indian rupee. As a result, when the U.S. dollar strengthens against the Indian rupee, the value of our sales and expenses in Indian rupees converted to U.S. dollars decreases. When the U.S. dollar weakens, the value of our sales and expenses in Indian rupees converted to U.S. dollars increases. Recently, there have been periods of higher volatility in the Indian rupee and U.S. dollar exchange rate. In fiscal year 2012, the average value of the rupee dropped 5.3% against the dollar as compared to fiscal year 2011. See “— General Factors Affecting Our Results of Operations – U.S. Dollar-Indian Rupee Exchange Rate” above and the section “Exchange Rates” for more information on recent trends in the U.S. dollar-Indian rupee exchange rate and their impact on our results of operations.

Interest Rate Risk

The interest rate on borrowings under our credit facility agreement, described above under “— Contractual Obligations, Including Borrowings,” have been made by reference to the minimum, or base, lending rate of The Ratnakar Bank Limited. For example, borrowings under the cash credit facility bear interest at the bank’s base rate plus 2.5%. Currently, the bank’s base rate is 11.0%. Under Indian banking regulations, the bank is required is review the base rate at least quarterly. As this base rate may change, interest rates chargeable on borrowings from Ratnakar Bank are subject to change. As of March 31, 2012, we had no borrowings under this facility agreement as it had not yet been entered into. As of July 31, 2012, we had outstanding borrowings of 346.9 million ($6.8 million) under this agreement at a weighted average interest rate of 14.0% per annum.

The subordinated loans related to our partially paid warrants also accrue interest at a variable rate. However, as these accruals are matched by accruals under our partially paid warrants, and as the principal and accrued interest on the subordinated loans will be paid off from the funding of these warrants on or before the completion of this offering, we do not believe the subordinated loans pose market risk. See “Description of Share Capital — History of Share Issuances — Warrants and Related Subordinated Loans” for more information.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, which requires management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management considers the following accounting policies to be critical because they are important to our financial condition and results of operations and require significant judgment and estimates on the part of management in their application. For a summary of all our accounting policies, see note 3 to our consolidated financial statements appearing elsewhere in this prospectus.

Revenue

Our revenue primarily comprises commissions earned from the sales of products by our Sourcing Partners as well as reimbursements of freight and collection expenses from certain Sourcing Partners. Revenue is measured by reference to the fair value of consideration received or receivable for services provided.

Revenue is recognized when the amount of revenue can be measured reliably, collection is probable, the costs incurred or to be incurred can be measured reliably, and when the criteria of recognition have been met.

Commission revenue and reimbursement of freight and collection expenses are recognized at the time of delivery of products by the courier companies to consumers in accordance with contracted terms with our Sourcing Partners.

Share-based Employee Remuneration

We are required to measure the fair value of the options we have granted under our share option plan and then expense this amount over the applicable vesting periods. This policy will also apply to any grants made under our stock appreciation rights scheme and any future stock option or stock appreciation rights plans. The fair value is determined principally using the Black-Scholes model which requires assumptions regarding interest free rates, share price volatility and the expected life of an employee equity instrument. For further discussion of the basis and assumptions used to determine fair value, see note 17.1 to our consolidated financial statements appearing elsewhere in this prospectus.

Depreciable Assets

The assessment of the useful lives of our property, plant and equipment and our intangible assets requires judgment. Depreciation and amortization are charged on a straight-line basis to the statement of comprehensive income (loss) based on the useful life selected. This assessment requires estimation of the period over which we will benefit from the assets.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Costs associated with maintaining computer software — i.e., expenditure relating to patches and other minor updates as well as their installation — are expensed as incurred.

Residual values and useful lives are reviewed periodically and are subject to impairment testing.

Assessing whether assets meet the required criteria for initial capitalization requires judgment. This requires a determination of whether the assets will result in future benefits to us.

Income Taxation

The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on our latest approved budget forecast, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Defined Benefit Liability

Management estimates the defined benefit liability annually with the assistance of independent actuaries; however, the actual outcome may vary due to estimation uncertainties. The defined benefit liability is based on, among other things, standard rates of inflation, medical cost trends and mortality. The calculation of this liability also takes into account anticipated future salary increases. Discount factors are determined close to each year-end by reference to government bond rates that have terms to maturity approximating the terms of the related liability.

Fair Value Measurement Considerations

Fair value of financial instruments for which no active market exists are established using a valuation technique. Valuation techniques include, among other things, using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

Recent Accounting Pronouncements

The following new standards, amendments and interpretations to existing standards have been published but are not yet effective, and we have not adopted any of these pronouncements early. Management anticipates that all of the relevant pronouncements will be adopted in our accounting policy for the first period beginning after the effective date of the pronouncement. Other than as specified below, at present we are not able to reasonably estimate the impact of initial application of these pronouncements.

IFRS 9 Financial Instruments — Classification and Measurement (effective for annual periods beginning on or after January 1, 2015)

IFRS 9 seeks to reduce complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further, it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income.

Further, IFRS 9 addresses the problem of volatility in profit and loss arising from an issuer choosing to measure its own debt at fair value. With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income rather than within profit or loss.

IFRS 10 Consolidated Financial Statements (effective for annual periods beginning on or after January 1, 2013)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 introduces a new, principles-based definition of control which will apply to all investees to determine the scope of consolidation. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. IFRS 10 identifies the following three elements of control:

•	Power over the investee;

•	Exposure, or rights, to variable returns from involvement with the investee; and

•	The ability to use power over the investee to affect the amount of the investor’s returns.

An investor must possess all three elements to conclude it controls the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes to at least one of the three elements of control.

The new standard is not expected to cause any change to our consolidated financial reporting.

IFRS 12 Disclosure of Interests in Other Entities (effective for annual periods beginning on or after January 1, 2013)

IFRS 12 combines the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities within a comprehensive disclosure standard. It aims to provide more transparency on “borderline” consolidation decisions and enhances disclosures about unconsolidated structured entities in which an investor or sponsor has involvement.

The application of this new standard will not have any impact on the recognition and measurement principles we apply and will only add or modify disclosures in the financial statements.

IFRS 13 Fair Valuation Measurement (effective for annual periods beginning on or after January 1, 2013)

IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosure about fair value measurement. IFRS 13 applies when another standard requires or permits fair value measurement or disclosure about fair value measurements, except for:

•	Shares-based payment transactions within the scope of IFRS 2 Share Based Payment;

•	Leasing transactions within the scope of IAS 17 Leases; and

•	Measurements that have some similarities to fair value but that are not fair value, such as “net realizable value” of inventories under IAS 2 or “value in use” under IAS 36 Impairments of Assets.

Amendment to IAS 1 Presentation of Financial statements

The amendments to IAS 1 require an entity to group items presented in the consolidated statement of other comprehensive income into those that, in accordance with other standards:

1.	will not be reclassified subsequently to profit or loss

2.	will be reclassified subsequently to profit or loss when specific conditions are met.

The amendments are applicable for annual periods beginning on or after July 1, 2012.

IAS 19 Employee Benefits (effective for annual periods beginning on or after January 1, 2013)

The IASB has issued an amended version of IAS 19 Employee Benefits, which includes a number of targeted improvements throughout the standard. The main changes improve the comparability and understandability of changes arising from defined benefit plans by removing options and requiring entities to recognize changes immediately. This is intended to provide users of financial statements with a much clearer picture of an entity’s obligations resulting from the provision of defined benefit plans and how those obligations will affect the entity.

The amended version does this by:

•	Eliminating the “corridor method” which allowed entities the option to defer the recognition of actuarial gains and losses.

•

Streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurement to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations.

•

Enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

In addition to these major changes, the amended version of IAS 19 makes changes to a number of other areas.

IAS 27 (Revised) Separate Financial Statements (effective for annual periods beginning on or after January 1, 2013)

Consequential changes have been made to IAS 27 as a result of the publication of certain new standards described above. IAS 27 will now solely address separate financial statements, the requirements for which are substantially unchanged.

BUSINESS

Mission

Our mission is to transform the way consumers across

India discover and purchase high quality consumer products.

Overview

We operate India’s leading digital commerce platform, with the ability to access over 250 million consumers through the Internet, television and mobile devices. Since the launch of our service in 2008, we have built an end-to-end digital commerce platform providing Indian consumers access to over 500 brands. International and domestic brands such as Canon, Fabindia, Godrej, Micromax, Reebok, Samsung and Whirlpool are able to efficiently and effectively demonstrate, market and sell their products to consumers across India through our platform. Our multi-channel approach has allowed us to establish a trusted brand in the Indian market. Since our launch, over 4.5 million consumers across India have placed orders through our platform. We added over 470,000 consumers in the quarter ended June 30, 2012. We believe that our strategy provides us with a platform that is well suited to address the large and relatively untapped digital commerce opportunity in India.

The Indian market has certain unique market dynamics and infrastructure challenges, which require a technological and commercial solution that is different from that in other parts of the world. Because of the lack of large organized vendors across the country, infrastructure constraints, and rising costs for physical retail space that currently characterize the local consumer retail market in India, manufacturers and distributors are increasingly looking at digital commerce as a critical component of their respective strategies to reach and sell their products to Indian consumers on a national basis. However, India’s Internet landscape is still at an early stage of development, with 132 million users as of 2011, according to the FICCI-KPMG India Media and Entertainment Industry Report 2012, implying an Internet penetration of only approximately 10.8% (based on India’s population estimate by The Economist Intelligence Unit). Thus, an Internet-only platform does not fully address India’s market potential and need. On the other hand, India already has the world’s third largest television market, with a viewership base of over 539 million in 2011, according to the FICCI-KPMG report, thus enabling mass reach and scale. Even with this large base, India’s viewership is expected to increase to 789 million through 2016, representing a CAGR of 7.9% from 2011.

To reach the broadest possible consumer base in India, we have developed a customized digital commerce platform that combines the reach of the Internet, television and mobile devices. Our scale and distribution strategy make us an important relationship for our Sourcing Partners, providing us with the ability to showcase a broad range of products across multiple categories at competitive prices. During fiscal year 2012, we began showcasing new product categories including books and baby & kids products on our platform. We have developed a technology-enabled logistics network that allows our Sourcing Partners to deliver products to the consumer’s doorstep in over 3,000 towns and cities across India. We believe that our platform provides consumers with a differentiated and user-friendly experience, service and value.

Since the launch of our service in 2008, over 6.5 million transactions have been executed through our platform. Through our combined Internet, television and mobile presence we have become one of India’s best known brands in the digital commerce industry, with over 45% of June 2012 traffic to our website being direct to our site, as measured by Google Analytics, a product that provides Internet marketing intelligence.

For fiscal years 2010, 2011 and 2012, our television channel’s gross transaction value had a CAGR of 32.6%, reaching $77.7 million in fiscal year 2012. Our Internet channel, which was launched in the fourth quarter of fiscal year 2011, had gross transaction value of $1.8 million in that quarter and $30.8 million in fiscal year 2012.

Market Landscape

A Large, Fast-Growing and Urbanizing Consumer Market

India is the world’s second most populous country, with an estimated population of approximately 1.2 billion as of March 2012, which equates to 19.0% of the world population, according to The Economist Intelligence Unit. India also has one of the highest youth populations among major developed and developing countries, with a median age of 26.2 years as of 2011, according to the CIA World Factbook, which is expected to drive the addition of almost 270 million workers to the labor pool between 2005 and 2025, fueling India’s economic growth for the next two decades, according to McKinsey Global Institute’s 2007 report The “Bird of Gold”: The Rise of India’s Consumer Market.

Over the past decade, India has been one of the fastest-growing economies globally with overall real gross domestic product, or GDP, almost tripling since 2001 and projected to continue to grow at an annual rate of 6.7% between fiscal years 2011 and 2025, according to The Economist Intelligence Unit. India’s GDP on a purchasing power parity basis was $4.95 trillion in fiscal year 2012, according to The Economist Intelligence Unit, making India the third largest economy in the world after the United States and China and one of the largest global consumer markets – with private consumption contributing 57.2% of overall GDP.

Nominal GDP (purchasing power parity basis, trillions of dollars)	Calendar Year Ended December 31, 2011 Nominal GDP (purchasing power parity basis, trillions of dollars)

Source:	The Economist Intelligence Unit
*	Data for India is for fiscal year ended March 31, 2012

According to the McKinsey Global Institute report, consumption is expected to increase 7.3% annually between 2005 and 2025, reaching more than $740 billion by 2015 and $1.5 trillion, by 2025, supported by income levels that are estimated to almost triple during that period. During the period from 2005 to 2025, McKinsey expects the percentage of Indians in the middle class to increase from 5% to 41% and the percentage of Indians living in urban areas to increase from 29% to 37%. As the income of Indian consumers rises, McKinsey expects the percentage of spending on discretionary items to grow from 54% as of 2005 to approximately 61% by 2015 and 72% by 2025. Driven by these economic developments, Indian society is rapidly evolving from a mostly rural and agricultural society into a more urban and consumption-oriented society. Economic liberalization in India, which began in 1991, has also contributed to the rising income levels and changing consumption patterns that are transforming the Indian consumer landscape.

Aggregate Private Consumption in India (US$ billion)	Share of Population in Each Income Bracket (millions of people, except percentages)	Increase in Urban Population (as a percentage of total population)

Note: Seekers and strivers are considered part of the Indian middle class. Annual Income in rupees: Deprived < 90,000, Aspirers 90,000-200,000, Seekers 200,000-500,000, Strivers 500,000-1,000,000, Global > 1,000,000

Source:	McKinsey Global Institute

A Large, Growing and Underserved Retail Market

Overall economic development in India is expected to drive significant growth of the Indian retail market. The overall size of the Indian retail market is estimated to be 23 trillion ($450 billion) for fiscal year 2012, and is estimated to grow at a CAGR of 15% to reach 47 trillion ($920 billion) by fiscal year 2017, according to Crisil Research.

While India is a large retail market by global standards, it has remained a highly fragmented market with very limited penetration for organized retail outside the large cities. Furthermore, even in large cities, organized retail penetration is significantly lower than in developed as well as many developing markets. As a result, the Indian retail market is dominated by traditional stores that provide their local communities with limited product choices and lack the sophistication typically found at organized retail outlets.

The growth of the Indian middle class and its exposure to global consumer trends and brands are expected to drive increased overall demand for western-style retail shopping. Organized retail as a percentage of the overall retail market is expected to grow from 7.1% in fiscal year 2012 to 10.1% in fiscal year 2017, according to Crisil Research, fueled by rising affluence among urban consumers, growing preference for branded products and higher levels of aspiration by younger consumers.

Retail Market Size in India (trillions of rupees)	Organized Retail as a Percentage of Total Retail in India

Source: CRISIL Research, India

Rapidly Increasing Internet, Television and Mobile Penetration

Over the past decade, India has seen a rapid growth in Internet, television and mobile penetration, driven by demand by consumers and aggressive private sector investments that have resulted in innovative consumer-facing offerings.

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Television. India is the world’s third largest television market, according to FICCI-KPMG, with 539 million television viewers in 2011 and is expected to grow to 789 million by 2016, representing a CAGR of 7.9%. In addition, India has approximately 97 million non-television viewing households, or 40.0% of all households in India, providing significant room for further growth, driven by the changing consumer landscape. According to the FICCI-KPMG report, at the end of 2011, there were approximately 119 million pay television households in India. By 2016 the number of pay television households is projected to grow to approximately 176 million, at a CAGR of 8.1%, thus significantly growing the potential coverage for our television channel.

Television Viewers (millions)	Pay television households (millions)

Source: FICCI-KPMG Report

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Internet. According to FICCI-KPMG and Internet World Stats, in 2011, India had the third largest population of Internet users after China and the United States. Overall penetration is still relatively low in India, with 2011 Internet penetration at 10.8%, or approximately 132 million users, as compared to over 78.3% in the United States. Growing income levels, a relatively young population and increasing broadband penetration are driving Internet growth. FICCI-KPMG and The Economist Intelligence estimate Internet penetration will reach 42.2%, or approximately 546 million users, by 2016, representing a CAGR of 32.8% since 2011. In addition, the number of broadband wireline connections is expected to grow from 14 million in 2011 to 51 million by 2016.

Internet Subscribers (millions)	Internet Subscribers in India (millions)

Source: Internet World Stats and FICCI-KPMG

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Mobile Internet. Expanding 3G networks and broadband wireless access on mass-market smartphones are expected to transform India’s Internet user base, with the number of wireless Internet connections expected to grow from 65.0 million in 2011 to 392.0 million by 2016, representing a CAGR of 43.2%, and active Internet enabled smartphones increasing from 10 million in 2011 to 264 million in 2016, according to FICCI-KPMG.

Wireless Internet Connections in India (millions)	Active Internet Based Smartphones in India (millions)

Source: FICCI-KPMG

Our Opportunity

Digital commerce has a number of benefits which are highly relevant to the Indian consumer market, given its characteristics and challenges:

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Selection and Availability. Our digital commerce platform provides Indian consumers with a wide variety of product choices that are typically unavailable to them in their local area due to the lack of organized retail in India. In addition, the growth of physical outlets is constrained by the expense and limited availability of quality real estate in desirable locations, further limiting competition and consumer choice.

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Ease and Comfort. For consumers in locations where goods are potentially available, high levels of traffic congestion, the lack of public transportation and the limited availability of shopping centers often result in a time-consuming and often unpleasant shopping experience.

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Consumer Pricing. The Indian consumer is highly price sensitive, and focused on securing the “best deal.” Because of our scale and efficiency, our Sourcing Partners are able to provide competitive prices to consumers.

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Payment Options. We offer Indian consumers the choice of making payments through multiple methods, including cash on delivery, or COD, effectively matching the experience at a typical retail outlet while providing consumers with the comfort of shopping from home.

Our Value Proposition for Consumers

We believe that Indian consumers are looking to transact through a trusted digital commerce platform with highly reliable service that provides them with a superior shopping experience. Our digital commerce platform leverages our scale, reach and deep industry know-how to offer them a comprehensive solution that has the following attributes:

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Trust. Our presence across multiple channels has helped us gain consumer familiarity and trust. We believe that television with its mass reach and appeal is still the most popular medium to establish trust in India. The HomeShop18 brand has benefitted immensely from having a 24-hour television channel. We have further reinforced the trust in our brand with the launch and subsequent growth of our user-friendly Internet channel. Our credibility is further enhanced by our focus on customer service, driving overall consumer satisfaction.

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Reach. Our multi-channel platform provides our Sourcing Partners access to over 250 million consumers. This is supported by our technology-enabled delivery and logistics network, which enables us to deliver products to consumers in over 3,000 towns and cities across India.

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Selection and Quality. We showcase one of the largest selections of brands comprising over 500 global and local brands across all major product categories such as books, mobile phones, cameras, computers, electronics, apparel, jewelry, home & kitchen, appliances, toys, health & beauty, baby, office stationery and gifts & flowers. This enables us to provide consumers with a wide choice of high quality products including a number of unique and innovative products and offerings which may not be easily available otherwise. As of June 30, 2012 our digital commerce platform showcased over 12 million different SKUs.

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Value. We are able to leverage our reach and logistics network to drive higher volumes for our Sourcing Partners, enabling them to derive economies of scale and remove inefficiencies in their sourcing and manufacturing, and ultimately enhancing the value proposition for consumers. Our Sourcing Partners typically offer benefits to consumers in the form of either attractive pricing or through other initiatives, which other shopping destinations or platforms may not be able to secure consistently.

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Payment Choices and Flexibility. We offer consumers multiple payment options, ranging from credit cards, debit cards, net banking, COD, demand drafts and gift certificates, helping us facilitate consumer acceptance of digital commerce.

Our Value Proposition for Sourcing Partners

Our digital commerce platform offers Sourcing Partners a single point of access to consumers throughout India and across various demographics by providing them the following advantages:

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Nationwide Reach. Through our platform, our Sourcing Partners are able to reach over 250 million consumers. We are able to expand the addressable market for our Sourcing Partners by providing access to markets that may not be reachable through traditional marketing and distribution channels. For example, a regional manufacturer in India can potentially market and sell its products to consumers located throughout India without incurring prohibitively high advertising and distribution expenditure.

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New Distribution Platform. Our digital commerce platform provides our Sourcing Partners a new distribution channel and enables them to bypass the multi-layer supply chain and deliver their products directly to consumers. This enables them to save costs, improve efficiencies and thereby offer more competitive prices to consumers.

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Multi-channel Approach. We provide a single point of access for our Sourcing Partners to showcase their products through our Internet, television and mobile channels. We believe that showcasing the same products on multiple channels enhances product and brand recognition among consumers.

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Branding and Visibility. We offer valuable marketing and product demonstration opportunities for our Sourcing Partners and the brands they carry. We believe that television is still the most effective brand building medium in India, with a viewership of over 500 million. We believe television allows our Sourcing Partners to showcase their products and create awareness and visibility for them at a national level. Our program hosts convey detailed information regarding featured products, sometimes with the assistance of a representative from the product vendor, manufacturer or brand. In addition to explaining the functionality of the product, we often highlight the value proposition of that product. Our website also hosts virtual brand “stores” that allow for theme merchandising of brands in a dedicated space on our website. In addition, our website offers our Sourcing Partners the opportunity for detailed consumer education through consumer reviews and product videos, tools for selecting desired products and interactive product evaluation.

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Real-time Consumer Feedback. Our digital commerce platform enables an efficient and cost-effective means for product testing, consumer analytics, online product reviews and consumer feedback. This enables our Sourcing Partners to obtain real-time consumer feedback on their products, helping them to improve their product selection and marketing strategies.

Our Strengths

We believe that the Indian digital commerce opportunity, our multi-channel solution to address this and our strong execution have resulted in the following key strengths for us:

Untapped Market Opportunity

We are addressing India’s large and growing retail market, estimated to be 23 trillion ($450 billion) for 2012, and estimated to grow at a CAGR of 15.0% to reach 47 trillion ($920 billion) by fiscal year 2017, according to Crisil Research. Our digital commerce platform addresses the growing consumer market through the Internet, television and mobile channels. India is the world’s third largest television market, according to FICCI-KPMG, with 539 million television viewers in 2011. FICCI-KPMG estimates Internet penetration will reach 42.3%, or approximately 546 million users, by 2016. Expanding 3G networks and broadband wireless access on mass-market smartphones are expected to transform India’s Internet user base, with the number of wireless Internet connections expected to grow from 65.0 million in 2011 to 392.0 million by 2016.

An Established Brand

Through our combined Internet, television and mobile presence we have become one of India’s best known brands in the digital commerce industry. Our presence across multiple channels has helped us gain consumer familiarity and trust. We believe that television with its mass reach and appeal is still the most popular medium to establish trust in India. The HomeShop18 brand has benefitted from having a 24-hour television channel. We believe that the familiarity and trust gained from our television presence has facilitated the rapid recognition of our website, with over 45% of June 2012 Internet traffic coming directly to our website, according to Google Analytics.

Large, Engaged and Loyal Consumer Base

Since our launch, over 4.5 million consumers have placed orders through our platform, and over 6.5 million transactions have been executed through our platform. Our repeat business rate in the fourth quarter of fiscal 2012 reached 39.9%, demonstrating the value of our service and the loyalty of the consumer base.

Scale Benefits

The scale of our operations and our ability to access 250 million consumers in over 3,000 towns and cities across India make us an important relationship for our Sourcing Partners. We are able to expand the addressable market for our Sourcing Partners by providing them access to markets that may not be reachable through traditional marketing and distribution channels. Through our platform, Sourcing Partners are able to sell larger volumes of products across the country. Leveraging our multi-channel platform, we have developed merchandising and distribution capabilities in a market that is still dominated by smaller-scale competitors who operate at a local or regional level.

Extensive Selection

We are able to offer consumers a wide selection of products across multiple categories, such as books, mobile phones, cameras, computers, electronics, apparel, jewelry, home & kitchen, appliances, toys, health & beauty, baby, office stationery and gifts & flowers. As of June 30, 2012, our digital commerce platform showcased over 12 million different SKUs and over 500 international and domestic brands, including Canon, Fabindia, Godrej, Micromax, Reebok, Samsung and Whirlpool.

Speed to Market

Our direct-to-consumer solution enables brands and Sourcing Partners to launch new products quickly and efficiently on a nationwide basis, by-passing the multi-layer supply chain. Introduction of new products is also facilitated by the ability to demonstrate and explain these products through our digital commerce platform. These factors increase the attractiveness of our platform to brands and Sourcing Partners for the introduction of new products to the market.

Consumer Data and Analytics

Our digital commerce platform enables an efficient and cost-effective means for product testing, consumer analytics, online product reviews and consumer feedback. This enables our Sourcing Partners to obtain real-time consumer feedback on their products, helping them to improve their product selection and marketing strategies.

Experienced Management Team with Proven Track Record

Our management team successfully launched our business in 2008, and has helped it grow to become one of India’s leading digital commerce platforms. With diverse yet complementary backgrounds, the team benefits from deep industry expertise across media, digital commerce, consumer products, retail, logistics and IT. We believe that our management team’s collective experience and strong execution capabilities has and will enable us to continue to realize significant growth opportunities.

Our Growth Strategy

We intend to grow our business by focusing on the following growth strategies:

Grow Consumer Base

As we operate in a market that is enjoying rapid growth with many “first-time users,” we believe that we have a unique opportunity to leverage the strength of our platform and our brand in order to attract new consumers. We intend to continue to invest in our brand through marketing activities and by providing a superior consumer experience.

Grow Our Sourcing Partner Base

We aim to grow the number of key Sourcing Partners we have to facilitate the growth of our platform across geography and products and further diversify our Sourcing Partner relationships. We believe the quality of our Sourcing Partners has enhanced our business to date, and in evaluating future Sourcing Partners, we will focus on their product sourcing and manufacturing capabilities, infrastructure, use of technology and customer orientation.

Expand Product Catalog

We are continuously working with our Sourcing Partners to introduce new products and product categories to our platform. We have recently scaled up the book offerings on our Internet channel following our acquisition of the Coinjoos.com business. We rely on the insights we gather from analyzing the purchase behavior and shopping preferences of the existing consumer base. By expanding product offerings, we believe that we will be able to attract more consumers to our platform and improve repeat business from existing consumers.

Expand Our Delivery Infrastructure

We plan to continue to build our delivery capabilities to increase penetration into more cities and towns throughout India and to improve consumer experience. We will also continue to roll out a HomeShop18 branded and dedicated delivery network in more key towns and cities.

Leverage Our Scale

With the growth and expansion of our platform, we will seek to drive further benefits from scale. We intend to leverage our scale to secure better terms and lower prices for consumers. We believe the growth of our platform will also improve commercial terms for our Sourcing Partners.

Extend Our Mobile Channel

We recently introduced a mobile website and are developing mobile device applications for multiple mobile operating systems. We will continue to innovate in line with changing technology and consumer behavior in India to expand consumer access to our platform.

Strategic Alliances and Potential Acquisitions

In addition to growing our business organically, we may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us expand our brand to new consumer segments, expand our product offerings and improve our technology infrastructure.

Our Channels

Television

Our HomeShop18 television channel was launched in 2008 and broadcasts home shopping programs 24 hours a day, seven days a week, with both live and recorded content.

We enter into contracts with DTH and cable operators to carry our television channel on their pay television platforms. We also pay other television channels to air our multi-product promotional programs. Since commencing operations in 2008, we have formed strong relationships with DTH and cable operators. We have entered into multi-year distribution agreements with all of the DTH operators carrying our channel. Agreements with cable operators generally tend to be single-year contracts. As of March 31, 2012, our television channel was available across most Indian DTH operators, including Reliance Big TV, Videocon d2h, Dish TV and Airtel DTH. As of March 31, 2012, our television channel reached more than 55 million households across India.

All of our television programs are produced in our studios and production facilities located outside Delhi in the suburb of Noida. Our television programming is intended to promote sales and consumer loyalty through a combination of product quality, value, wide selection, coupled with product information and entertainment. Programming is divided into shows of varying duration. Each show has a host who presents and conveys information regarding featured products. The hosts are sometimes supported by expert representatives from the product vendor, manufacturer or brand to enable better presentation of products and features. Our programming is primarily in Hindi.

We also air longer, infomercial-type shows focused on a particular brand or category of products which may feature a celebrity personality. For example, we air cooking programs featuring renowned Indian chef Sanjeev Kapoor and the Sanjeev Kapoor-branded kitchenware is promoted during this show. We continually monitor the performance of our shows and sales to determine which products to feature and at what days and times. We make these adjustments to achieve a schedule of programs with content that we believe maximizes our overall revenue and profitability.

Internet and Mobile

Our HomeShop18.com Internet website was launched in January 2011, and our mobile website, m.HomeShop18.com, was launched in August 2012. Our Internet and mobile channels host a wide range of products, including all of the merchandise offered on our HomeShop18 television channel. Products listed for sale are generally accompanied by video demonstrations, photographs, summary descriptions, consumer ratings, consumer comments and reviews, together with any discounts or other promotions offered on the products.

Our website features a consumer-friendly and intuitive user interface designed specifically to address Indian consumers’ purchase patterns. Our website enables consumers to conveniently discover search for, find and purchase the products they are looking for. We have designed our website to create a reliable, secure, enjoyable and convenient online shopping experience for consumers in order to promote brand loyalty and repeat purchases.

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Browsing. Our website provides consumers with useful information on the products for sale, such as a description of product features and images of the product. Our website gives us the functionality to promote selected products dynamically.

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Searching and Sorting. Our HomeShop18.com website is organized into 15 main sections: Books, Mobile Phones, Cameras, Computers, Electronics, Apparel, Jewelry, Kitchen, Appliances, Toys, Health & Beauty, Baby, Brands, Office & Stationery and Gifts & Flowers. We provide search tools based on different criteria such as product category, price and brand to enable consumers to find desired products quickly and efficiently.

•	Recommendation Engine. Our website provides visitors with product recommendations based on their searches, navigation activity and previous purchases on our website.

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Product Reviews and Online Community. We encourage consumers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other consumers who are interested in these products.

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Checking Out. To purchase products, consumers click to add an item to their virtual shopping cart. Consumers can add or remove items in their shopping cart before making a final purchase decision. First-time purchasers need to set up an account and fill out contact information, shipping and payment details. Existing consumers can access their preferred checkout options by logging into their accounts. Our information system automatically confirms each order by mail shortly after the order is placed and updates consumers by mail or mobile phone text message, or SMS, shortly after orders are shipped.

Our Product Offerings

Product Categories

We showcase a selection of products from popular international and domestic brands. The following table describes the current product categories showcased on our platform.

Books	Books across various categories including a comprehensive range of Indian and international titles.

Mobile Phones	Range of mobile phones from various international and domestic brands which are complemented by relevant accessories including fashion accessories for mobile phones.

Cameras	Cameras from various international including both entry level and high end digital cameras as well as lenses and other accessories such as tripods, batteries.

Computers	Laptops, desktops, tablets and a full range of accessories such as storage devices, USB drives etc.

Electronics	LCD / LED TVs and other home entertainment products.

Apparel	•	Womenswear — Women’s apparel, featuring a variety of apparel and styles for different age groups, including ethnic and traditional wear, casual wear, jeans, dresses, lingerie, pajamas and maternity clothes.

•	Menswear — Men’s apparel, featuring a variety of apparel and styles for different age groups, including ethnic and traditional wear, formal wear, casual and smart-casual T-shirts, innerwear, polo shirts, jackets and pants.

•	Shoes and accessories such as wallets, belts and handbags for women and men.

Jewelry	Various domestic brands for semi-precious and precious jewelry; extensive range of ethnic non-precious jewelry; and work wear jewelry.

Home & Kitchen	Extensive range of home and décor products such as serve ware, cook ware, bake ware, furnishings, cutlery and furniture items.

Appliances	Kitchen and other home appliances such as microwave ovens and refrigerators.

Toys	Toys and games for boys, girls, infants and toddlers of all age groups including traditional Indian toys and games.

Health & Beauty	High quality, affordable skin care and cosmetic products from international and domestic brands, including cleansers, lotions, face and body creams, face masks, sunscreen, foundations, lipsticks, eye shadows and nail polish.

Baby	Quality range of products for various needs of toddlers and infants such as diapers, feeding bottles and other products.

Office Stationery	Small office and school needs including products such as stationery and art supplies.

Gifts & Flowers	Selection covers all major gift occasions in India — includes flowers for different occasions, traditional Indian sweets, gold coins, chocolates and third party gift vouchers.

Product Mix

The pie chart below represents the mix of gross transaction value of products by category in fiscal year 2012.

Note: Digital includes Mobile Phones, Cameras, Computers and Electronics categories. Home includes Home & Kitchen, Appliances, Toys and Baby categories. Lifestyle includes Apparel, Jewelry, Health & Beauty, Office Stationery and Gifts & Flowers categories.

Our Sourcing Partners

We refer to the distributors and manufacturers that offer and sell products through our platform as our Sourcing Partners. We source products showcased on our platform from over 450 Sourcing Partners across India. Our Sourcing Partners may offer and sell products across multiple brands and categories and the same brand may also be offered and sold by multiple Sourcing Partners. For fiscal years 2010, 2011 and 2012, our top 10 Sourcing Partners accounted for 59.1%, 65.8% and 77.4%, respectively, of our gross transaction value. Also, for fiscal years 2010, 2011 and 2012, our top 10 Sourcing Partners accounted for 61.1%, 65.2% and 79.6%, respectively, of our gross commission revenue. For those years, the number of Sourcing Partners that each accounted for over 5% of our gross transaction value was three, five and two, respectively. For fiscal year 2012, our five top Sourcing Partners by contribution to total gross transaction value were: North India Top, Spice Retail, Nakamichi Techno Private Limited, New Age and Aanya. North India Top is currently our largest Sourcing Partner. For fiscal years 2010, 2011 and 2012, North India Top accounted for 1.0%, 23.4% and 47.6%, respectively, of our gross transaction value. North India Top’s contribution to our gross transaction value has grown as it has expanded the categories of products that it showcases on our platform.

We have implemented a methodical selection process for our Sourcing Partners. We carefully select prospective Sourcing Partners, choosing to work only with those that have a strong reputation in the market and offer high quality and differentiated products at competitive prices. Once a potential Sourcing Partner is identified, we conduct due diligence reviews on its qualifications, including whether it holds the proper business operation licenses and trademark registration certificates or license agreements in relation to any branded products. This review process helps to ensure that we only enter into agreements with high quality Sourcing Partners that can meet our consumers’ expectations.

We are typically required to remit payments to our Sourcing Partners within 10 to 40 days from the date products are sold by them through our platform. We net out commissions and certain other amounts, such as sales taxes and refunds, and any freight and collection expenses agreed to be reimbursed by Sourcing Partners that are owed to us prior to remitting payment to our Sourcing Partners.

We extend credit to our Sourcing Partners from time to time to provide them with working capital to facilitate their growing sales through our platform. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for more information. Our use of the term “Sourcing Partner” does not mean that we have formed any legal partnerships with any of our Sourcing Partners.

Logistics

Logistics are handled by our Sourcing Partners and courier companies appointed by us. Sourcing Partners provide us regular updates on the quantities of their products that are available for sale through our platform. Upon receipt of an order through our platform, Sourcing Partners pack and invoice products for shipment. Courier companies collect products from the Sourcing Partners’ premises and deliver to the consumers. Through our information technology systems, we disseminate order and delivery information to Sourcing Partners and courier companies. To ensure consumer satisfaction, we track these activities on a real-time basis. This modern and scalable logistics infrastructure is relatively new for India.

We continue to build our dedicated delivery team and infrastructure across key towns and cities through our agreements with third-parties. We offer free shipping to consumers for all products, though we receive reimbursements of some of these costs from certain Sourcing Partners.

Payment

We accept payments via COD, credit card, debit card, net banking, check, demand drafts and gift certificates.

In COD sales, consumers pay courier companies in cash upon receipt of their purchases. COD facilitates the growth of digital commerce in India in light of the low penetration of credit and debit cards in India. For fiscal years 2010, 2011 and 2012, 85.6%, 86.3% and 83.3%, respectively, of our gross transaction value was settled on a COD basis. We generally limit COD sales to orders of 10,000 ($200) or less.

In COD sales, the courier companies act as our collection agents. They are typically required to remit payments they have collected over 10-day periods within 10 days following the end of each such period. In addition to this remittance cycle, they invoice us at the end of every month separately for the freight and collection expenses taxes and other statutory dues for the products shipped during the month. For convenience and efficiency, these cycles are documented and administered separately from each other. Our couriers are reputable domestic or international companies and are also generally required under our agreements with them to procure bank guarantees to secure their obligation to collect and remit COD payments. Our couriers are also liable to pay interest to us for any delays in remittances of payments beyond the time period permitted under the agreements.

Non-COD payments are made directly to us, primarily through electronic payment gateways.

Call Center and Customer Service

Our call center operates 24 hours a day, seven days a week to execute sales and provide customer support. Consumers can call our call center toll-free in India or communicate with call center operators by email. We maintain separate phone numbers for our television and Internet channels. Our operators can converse with consumers in Hindi and English. These operators participate in a four- to five-week sales and customer service training program conducted by us before commencing work and are regularly updated to gain familiarity with new products, processes and systems.

To achieve cost efficiency and scalability, we outsource call center operations to third parties. Magus provides call center staffing for our television platform. These operators are located at our leased premises in

Noida, and the space and infrastructure used by them are owned or leased by us. We are in the process of shifting the call center staffing for our Internet business to Magus as well. Magus will replace existing call center staffing services provider iEnergizer, which has been providing our Internet call center staffing and has been hosting these operators at their Noida facilities and providing the necessary telecommunications and other infrastructure for their activities.

At HomeShop18.com, we provide consumers with an array of online self-service features. For example, a consumer can use the “my-account” website features to track the order and shipment status, review estimated delivery dates, cancel unshipped items as well as change delivery information.

Technology

We have implemented an end-to-end information technology, or IT, infrastructure system that integrates order placement, order notification to Sourcing Partners and couriers, automated inventory and shipment tracking, comprehensive billing and superior customer service and support capabilities. Our IT infrastructure provides us with the ability to process large transaction volumes, promote our broad selection of products and respond quickly to new product releases or inventory-related issues at our Sourcing Partners. Our IT systems are designed to ensure our ability to quickly and efficiently scale up our operations as our business continues to grow. Moreover, our customer relationship management and business intelligence systems enable us to effectively gather, analyze and make use of consumer behavior and transaction data. We utilize this information to guide our marketing initiatives and enable our Sourcing Partners to develop new product offerings for consumers. We provide our solutions through a combination of in-house and third party technology systems.

Our IT systems are hosted in a data center maintained by a third party in Mumbai which provides us with co-location services, advanced monitoring and management of applications.

Marketing

One of the principal means of marketing for our Internet and mobile channels is promotional activity, including prominent display of our website address, on our television channel. In addition, our marketing team frequently hosts product launches and conducts promotional events. We promote our platform through various marketing initiatives, including the following:

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Online advertising. We purchase keywords search advertisements on popular search engines, banner advertisements and other forms of advertisements on various portals and other websites we believe are visited by Internet users who may be potential consumers.

•	Promotion by Brands. Due to our scale and nationwide reach, many brands include HomeShop18 as a part of their promotional activities which we believe drives consumers to our platform.

•	Offline advertising. Our offline advertisements include television advertisements designed to increase public awareness of our brand and to attract new users to our platform.

•	Gift coupons. We offer gift coupons to consumers based on the value of the orders they make through our platform.

Competition

We face competition for consumer attention, Sourcing Partners and attractive commercial terms. When competing for consumer attention, we compete on the basis of a number of factors including our brand recognition, the quality of the content on our channels, range, quality and pricing of products on our platform, the reliability and timing of delivery and customer service. When competing for attractive Sourcing Partners, we compete based on factors such as size of consumer base, reach of logistics network, scale of our multi-channel platform and our ability to showcase their products effectively. Our key competitors include:

•	television shopping companies, such as Star CJ Alive;

•	digital commerce companies, such as flipkart.com and ebay.in; and

•	physical stores and outlets.

Intellectual Property

We have applied for the registration of “HomeShop18” under several classes as a trademark in India and have received registration under one class. We have registered domain names in India, including for www.HomeShop18.com, www.HomeShop18.in, and www.HomeShop18.co.in, among others. We also license certain intellectual property, in particular the use and appearance of “18” in our trade names and logos, from Network18.

We protect our intellectual property in India through a combination of copyright, trademark and Internet/domain name statutes and laws and contract provisions. Despite our efforts to protect our proprietary information however, third parties may be able to obtain and use our proprietary information without authorization or to develop similar technology independently. Policing unauthorized use of our intellectual property is often difficult and the steps taken may not be sufficient to prevent the infringement by unauthorized third parties of our intellectual property. Piracy, including in the digital environment, continues to present a threat to revenues from products and services based on intellectual property.

Third parties may challenge the validity or scope of our intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources that could have an adverse effect on our operations. We have not made any material intellectual property claims against any third parties.

Employees

As of March 31, 2010, 2011 and 2012, we had 191, 293 and 354 permanent employees, respectively. The following table shows a breakdown of our permanent employees as of March 31, 2012 by category of activity and geographic location.

Number of Employees as of March 31
Division/Function	2012
Television broadcasting	114
Sourcing	94
Operations	48
Website	22
Technology	44
Management, finance and administration	27
Marketing and customer relationship management	5

Total	354

Number of Employees as of March 31
Location	2012
Noida	263
Bengaluru (formerly Bangalore)	78
Mumbai	13

Total	354

The steady increase in the number of employees is due to the expansion of our business over the period.

Separately, as of March 31, 2012, we had 83 consultants (on a contract basis) for various functions, and as of that date we employed 129 temporary employees. In addition, as of March 31, 2012, Magus had 529 call center operators dedicated for our television platform, and iEnergizer had 91 call center operators dedicated for our Internet platform.

None of our employees is represented by a labor union. We believe that our relations with our employees are good. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our future success will depend upon our ability to attract and retain qualified personnel. Competition for qualified personnel remains intense and we may not be successful in retaining our key employees or attracting skilled personnel.

We have strived to develop a culture that encourages creativity and individual thought and our compensation system matches our culture. We also provide share options and other share-based compensation to our management and certain other employees, which we believe has the effect of more closely aligning their personal interests with our overall financial performance. See “Management—Share Incentive Plans.”

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglaries well as terrorist activities for our Noida premises.

Facilities

Our primary facility is our premises in Noida, a suburb of Delhi which is in the Indian state of Uttar Pradesh, which serves as our corporate headquarters and houses our television studios and production facilities and the Magus call center operations. We lease this facility, which is approximately 70,000 square feet, under a six-year lease which commenced in July 2007. The lease may be renewed at the end of six years by both parties in writing on terms and conditions that are mutually decided.

We also lease another facility in Noida, which is approximately 38,600 square feet along with certain fixed and movable assets, under a three-year lease which commenced in September 2012. The lease may be renewed at the end of three years by both parties in writing on terms and conditions that are mutually decided. This facility is intended to house the Magus call center operations which are currently located at the primary Noida facility.

We also lease 27,995 square feet of office space in the city of Bengaluru (formerly Bangalore). Office space used by us in Mumbai is leased by Network18.

Legal Proceedings

In August 2006, Mr. Victor Fernandes and certain others filed a lawsuit as a derivative action on behalf of e-Eighteen.com Limited, or e-Eighteen.com, before the High Court of Bombay against Mr. Raghav Bahl and several other Network18 affiliates, including our subsidiary, TV18 Home Shopping Network Limited.

The plaintiffs are minority shareholders of e-Eighteen.com and have alleged that Mr. Bahl, TV18 Broadcast Limited, or TV18, (formerly Television Eighteen India Limited which has since been merged with Network18) ICICI Global Opportunities Fund and e-Eighteen.com had entered into a subscription and shareholders agreement dated September 12, 2000 under which Mr. Bahl and TV18 had undertaken that any expansion, development or evolution of the activities of the e-Eighteen.com and the group companies and any opportunity offered to the promoters of TV18 would only be pursued or taken up through e-Eighteen.com or its wholly owned subsidiaries. The plaintiffs alleged that Mr. Bahl and TV18 promoted and developed various businesses through various companies which should have rightfully been undertaken by e-Eighteen.com or its wholly owned subsidiaries. The plaintiffs also alleged that by not adhering to the agreement Mr. Bahl and TV18 caused monetary loss to e-Eighteen.com as well as to the plaintiffs. The plaintiffs have valued their lawsuit at 30.1 billion for the purposes of calculating court fees and at 999.4 million in order to qualify for the jurisdiction of the High Court of Bombay. The plaintiffs have asked the court, amongst other things, to direct the defendants to transfer to e-Eighteen.com all their businesses, activities and ventures along with all assets and intellectual property, which transfer would include our subsidiary and its assets.

In 2006 the plaintiffs filed an application seeking temporary relief which was dismissed by the court in 2008. An appeal against the dismissal of the notice of motion was dismissed by the court in 2011. The original lawsuit is still pending and will be heard by the court in due course of time. Based on legal advice by legal counsel, we believe that the above claim made by the plaintiffs is without merit and unlikely to succeed and have accordingly made no provisions in our financial statements. We and the other defendants are vigorously defending the lawsuit.

Separately, we are involved in several consumer complaints which are pending at various forums in India where a consumer has made us a party to the complaint. In general, these complaints relate to products sold or offered through our platform that are allegedly defective or fail to perform as expected, even though the performance of these products is solely the responsibility of the Sourcing Partners who sold them or their respective manufacturers. In addition, from time to time we receive notices and complaints from consumers which are incidental to our ordinary course of business, some of which may result in cases being filed against us in various forums if we are unable to resolve or mediate to resolve such complaints satisfactorily.

Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

REGULATION

We are subject to various laws and regulations in India arising from our operations in India, including the operation of our website, television channel and call center. The following description is a summary of various sector-specific laws and regulations applicable to us.

Foreign Investment Regulations

Foreign direct investment, or FDI, in Indian companies is regulated by the Government of India under the Consolidated FDI Policy issued by the Department of Industrial Policy and Promotion, Ministry of Commerce, Government of India from time to time, or the FDI Policy. FDI in the broadcasting sector relating to uplinking a non-news and current affairs television channel is permitted up to 100%, with prior approval from the Foreign Investment Promotion Board, or FIPB. Further, FDI is permitted up to 100% under the automatic route for information technology sector and other service providers providing services like call centers and registered with Department of Telecommunications.

We have received an approval from the FIPB dated May 31, 2007 for uplinking a television channel in the non-news and current affairs category. This approval is subject to compliance with conditions specified by the Ministry of Broadcasting, or the MIB, for obtaining permission to uplink the channels and compliance to provisions of Cable Television Networks (Regulation) Act, 1995 and rules framed thereunder as amended from time to time.

Further, we have been registered under the “Other Service Provider” or OSP category as defined under the New Telecom Policy, 1999 of the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India, or the MCIT, to operate our domestic call center at Noida, India for captive use. The permission is valid for 20 years from October, 2007. The registration is subject to the terms and conditions applicable to OSP as specified by the Department of Telecommunications. The Department reserves the right to suspend the registration if, it is necessary or expedient to do so in public interest or in the interest of the security of the state or for the proper conduct of the telegraphs.

Uplinking and Downlinking Guidelines

We are also subject to Uplinking and Downlinking Guidelines issued by the MIB, and we are required to obtain permission for uplinking and downlinking non-news and current affairs television channels. We have obtained permissions to uplink and downlink “HomeShop18” from India on November 23, 2007. The permission to uplink is valid for a period of ten years and to downlink for a period of five years from November 23, 2007. Certain key features of the Uplinking and Downlinking Guidelines are provided below:

•	The minimum net worth of the company should be as specified.

•

Registration must be obtained for each channel, in accordance with the procedure laid down under the Policy Guidelines for Downlinking of Television Channels, or the Downlinking Guidelines, issued by the MIB.

•

The MIB has the right to suspend the permission of the company for a specified period or the remaining period of permission if the company violates any of the terms and conditions of the permission. The MIB may also in public interest or in the interest of national security revoke the permission granted and the company could be disqualified for a period of five years.

•

The Uplinking Guidelines require the applicant company (in our case, our Indian subsidiary) to take prior permission from the MIB before effecting any change in the chief operating officer or the board of directors.

•

The Downlinking Guidelines require the applicant company to inform the MIB regarding any change in the directorship, key executives or FDI in the company, within 15 days of such a change. The company is also required to obtain security clearance for changes in its directors and key executives. Further the applicant company must obtain the prior approval of the MIB before undertaking any upgradation, expansion or any other changes in the downlinking and distribution system or network configuration.

The Telecom Regulatory Authority of India Act, 1997, as amended

Pursuant to a notification dated January 9, 2004, issued by the MCIT, the television industry was brought under the ambit of the Telecom Regulatory Authority of India, or TRAI, by classifying “broadcasting and cable services” as telecommunications services. Under the Telecom Regulatory Authority of India Act, 1997, as amended, or the TRAI Act, the TRAI is empowered to make recommendations to the central Government of India including in connection with the timing for the introduction of new service providers, the terms and conditions of licenses issued to service providers, revocation of licenses and the type of equipment to be used by the service providers and to monitor the quality of service and inspect the equipment used in the network.

The TRAI Act established the TRAI, and the Telecom Disputes Settlement and Appellate Tribunal, or the TDSAT. The TRAI is the regulatory body for telecommunication services in India and the TDSAT is a special court to adjudicate disputes relating to telecommunications and related services and to act as the appellate authority in respect of any directions, decisions and orders of the TRAI.

The Telecommunication (Broadcasting and Cable Services) Interconnection Regulation, 2004, as amended

The TRAI promulgated the Telecommunication (Broadcasting and Cable Services) Interconnection Regulation, 2004, as amended, or the Interconnection Regulation, which covers, among other things, arrangements among service providers for revenue sharing. A broadcaster of television channels or its designated distributor in India is not permitted to engage in any practice or enter into any understanding, including an exclusive contract, with any distributor of television channels that would prevent any other distributor from obtaining television channels for distribution. Every television channel owner is required, upon request, to provide signals of its television channels to all distributors, including local cable operators, multi-system operators and headend-in-the-sky operators. Headend-in-the-sky operators and multi-service operators are also required, upon request, to re-transmit signals received from a television channel owner on a non-discriminatory basis to local cable operators. Prior to disconnecting a television channel signal, channel owners, multi-service operators or headend-in-the-sky operators are required to give three weeks notice indicating the reasons for the proposed action. All channel owners and their designated distributors in India, multi-service operators and local cable operators are required to mutually negotiate and finalize affiliation agreements in respect of Conditional Access System notified areas, as notified by the Government of India from time to time.

Program and Advertising Codes

The program and advertising codes have been prescribed under the Cable Television Network Rules, 1994. The program code disallows programs carried through cable service that, among other things, (i) offend good taste or decency, (ii) contain criticism of friendly countries, (iii) contain attacks on religions or communities, (iv) contain anything obscene, defamatory, deliberate or false, (v) are likely to incite violence, (vi) contain content which amount to contempt of court or (vii) are not suitable for unrestricted public exhibition.

The advertising code disallows advertisements that, among other things, (i) deride any race, caste, color, creed or nationality, (ii) tend to incite people to commit crimes or cause disorder or violence or (iii) promote, directly or indirectly, the production, sale or consumption of certain products, including cigarettes, tobacco products, wine, alcohol, liquor or other intoxicants.

The Indian Wireless Telegraphy Act, 1933, as amended

Under the Indian Wireless Telegraphy Act, 1933, as amended, or the Wireless Act, no person is permitted to possess a wireless telegraphy apparatus without obtaining a license. Any person held in possession of a wireless telegraphy apparatus, other than a wireless transmitter, without a license is liable to be punished under the Wireless Act.

The Information Technology Act, 2000, as amended

Our Internet business is governed by the Information Technology Act, 2000, as amended, or the Information Technology Act. Under the Information Technology Act, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software.

Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules 2011 and the Information Technology (Intermediaries Guidelines) Rules 2011, or the Reasonable Security Practices Rules

The MCIT issued the Reasonable Security Practices Rules in April 2011 which clarify the scope of Section 43A of the Information Technology Act, which provides for protection of personal data and information. The Reasonable Security Practices Rules define “sensitive personal data and information” as information relating to (a) passwords, (b) financial information such as bank accounts, credit and debit card details, (c) physiological and mental health condition, medical records, (d) biometric information, (e) information received by body corporate under lawful contract or otherwise, (f) user details as provided at the time of registration or thereafter, and (e) call data records. Information freely available in the public domain or accessible is not treated as sensitive personal data. Further, the Reasonable Security Practices Rules provide for standards with respect to reasonable security practices in relation to collection, disclosure and transfer of information, which have to be adopted by a body corporate possessing, dealing or handling any sensitive personal data or information in a computer resource which it owns, controls or operates.

Further, in April 2011 the MCIT has also issued the Information Technology (Intermediaries Guidelines) Rules 2011, which require intermediaries, such as Internet service providers, web-hosting service providers, search engines, online payment sites, online auction sites and online market places to take steps not to publish, display, host or transmit certain kinds of content or information, including any information that is grossly harmful, harassing, obscene, libelous or invasive of another’s privacy, that infringes any patent, copyright or trademark or that violates any law in force, and to disable such information within 36 hours of notification by an affected person, failing which such intermediary will be subject to civil and criminal liability under the Information Technology Act.

Other Legislation

The Trade Marks Act, 1999, as amended

The Trade Marks Act, 1999, as amended, or the Trade Marks Act, governs the statutory protection of trademarks in India. In India, trademarks enjoy protection under both statutory and common law. The trademark once applied for, is advertised in the trade marks journal and oppositions, if any are invited and after satisfactory conclusion of proceedings, a certificate of registration is issued. Indian law permits the registration of trademarks for goods and services, which is valid for a period of 10 years unless renewed further. Certification trademarks and collective marks can also be registered under the Trade Marks Act. The registration of certain types of trademarks is prohibited under the Trade Marks Act, including trademarks that are not distinctive and which indicate the kind or quality of the goods. The right to use a mark can be exercised either by the registered proprietor or a registered user.

The Copyright Act, 1957, as amended

The Copyright Act, 1957, as amended, or the Copyright Act, governs copyright protection in India. Under the Copyright Act, copyright may subsist in original literary, dramatic, musical or artistic works, cinematograph films, and sound recordings. Software, both in source and object code, constitutes a literary work under Indian law and thus is afforded copyright protection. Following the issuance of the International Copyright Order, 1999, subject to certain exceptions, the provisions of the Copyright Act apply to nationals of all member states of the World Trade Organization.

While copyright registration is not a prerequisite for acquiring or enforcing a copyright, registration creates a presumption favoring ownership of the copyright by the registered owner. Copyright registration may expedite infringement proceedings and reduce delay caused due to evidentiary considerations. Once registered, copyright protection of a work lasts for 60 years.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/Title
Directors:
Raghav Bahl	51	Director
		Independent Director
Ravi Chandra Adusumalli	36	Director
Deepak Gaur	35	Director
Joon Shick Kim	41	Director
Raman Deep Singh Bawa	61	Director
Sarbvir Singh	40	Director
Saikumar Balasubramanian	37	Director

Executive Officers:
Sundeep Malhotra	50	Chief Executive Officer
Sachin Rastogi	37	Chief Financial Officer
Vishwanath Magapu	43	Chief Technology Officer
Dhruva Sankarakrishnan Chandrie	43	Chief Operating Officer, Television
Narasimha Jayakumar	39	Chief Operating Officer, Internet
Atrash Aman	42	Chief Operating Officer, Mobile
Raman Kumar Gulati	56	Director, Operations
Girish Keswani	40	Vice President, Human Resources

Unless otherwise indicated, the business address of each director and executive officer is FC-24, 7th Floor, Sector 16A, Film City, Noida-201301, Uttar Pradesh, India.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Raghav Bahl was appointed to our board of directors on April 29, 2006 as a nominee of Network18 Holdings Limited. He founded the TV18 group (now called the Network18 group) and also serves as the managing director of Network18, the parent company of our majority shareholder. Mr. Bahl has over 25 years experience in television and journalism. He won the Sanskriti Award for Journalism in 1994. He was selected by Ernst & Young as Entrepreneur of the Year in 2007. Mr. Bahl has been awarded the AIMA Award for the Media Person of the Year in 2011 and BMA recognized him as the Entrepreneur of the Year in 2011. Mr. Bahl has set up joint ventures with companies like CNBC, for CNBC TV18 and CNBC Awaaz, Time Warner, for CNN IBN, Forbes Media, for Forbes India magazine, A&E Networks, for History — TV18, and Viacom for Viacom18, which houses Colors, MTV, VH1 and Nickelodeon operations in India. Mr. Bahl’s book “SUPERPOWER? The Amazing Race Between China’s Hare And India’s Tortoise” was published by Penguin Allen Lane in August 2010. Mr. Bahl holds a bachelor’s degree in economics from St. Stephen’s College, University of Delhi, a master’s degree in business administration from the University of Delhi and a doctor of philosophy, honoris causa, from Amity University, Uttar Pradesh. The business address for Mr. Bahl is Express Trade Tower, Plot No. 15 & 16, Sector 16A, Film City, Noida-201301, Uttar Pradesh, India.

Ravi Chandra Adusumalli was appointed to our board of directors on August 2, 2006 as a nominee of SAIF II Mauritius Company Limited. He has also served as a director of Network18, Makemytrip Limited, Just Dial Limited, One 97 Communications Limited, Amohoa Education Private Limited, Asian Agro Energy Plantations Limited, Ivision Media India Private Limited, Fatpip Networks Limited, Just Dial Global Private Limited, Fingerprints Fashions Private Limited, Brainbees Solutions Private Limited, Robemall Apparels Private Limited, Le Travenues Technology Private Limited, A2 Media Private Limited and Proptiger Realty Private Limited. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree in economics and government from Cornell University, United States. The business address for Mr. Adusumalli is 1045 Quarry Mountain Lane, Park City, UT 84098, United States.

Deepak Gaur will be appointed to our board of directors upon the completion of this offering as a nominee of SAIF II Mauritius Company Limited. Mr. Gaur has over six years of experience in private equity. He has served as the managing director for SAIF Advisors Private Limited, India since April 2012. Mr. Gaur holds a bachelor of technology degree in mechanical engineering from the Indian Institute of Technology, Kanpur and a post graduate diploma in management from the Indian Institute of Management, Lucknow. The business address for Mr. Gaur is Unit 510-511, 5th Floor, Time Tower, M.G. Road, Gurgaon-122002, India.

Joon Shick Kim was appointed to our board of directors in December 2009 as a nominee of GS Home Shopping Inc. He also serves as a director of Buzzni, Inc. (South Korea) and Nomad Connection, Inc. (South Korea). Mr. Kim has three years of experience in the digital commerce industry. He has served as the chief information officer of GS Home Shopping Inc. since 2009. From 2005 to 2009 Mr. Kim worked for CISCO Systems. Mr. Kim holds a bachelor of science degree in materials science and engineering and a doctor of philosophy in chemistry from the Korea Advanced Institute of Science and Technology. The business address for Mr. Kim is GS Home Shopping Inc., GS Gangses Tower, 10, 6-ga, Mullae-dong, Youngdeungpo-gu, Seoul, 150-096, Korea.

Raman Deep Singh Bawa will be appointed to our board of directors upon the completion of this offering as a nominee of Network18 Holdings Limited. He also serves as the group chief financial officer of Network18. He has 38 years of experience in corporate finance. He joined an affiliate of Network18 in 1995. Prior to that he worked for BHEL, Trackparts of India Limited, Weston Components Limited and Bestavision Electronics Limited. He is an honors graduate from the Shri Ram College of Commerce, University of Delhi and a member of the Institute of Chartered Accountants of India. The business address for Mr. Bawa is Express Trade Tower, Plot No. 15 & 16, Sector 16A, Film City, Noida-201301, Uttar Pradesh, India.

Sarbvir Singh will be appointed to our board of directors upon the completion of this offering as a nominee of Network18 Holdings Limited. He also serves as a director of other affiliated companies and as the managing director of Capital18 Media Advisors, a division of Network18, the parent company of our controlling shareholder, and is responsible for making investments in media, entertainment, education and technology ventures. Mr. Singh has over 10 years of experience in investment management and business operations. From 1999 to 2004, Mr. Singh worked as a vice president for Citigroup Asset Management where he drove investments in the global consumer sector. From 1995 to 1999, he worked for Emerson Electric in Hong Kong. Mr. Singh holds an integrated master’s degree from the Indian Institute of Technology, New Delhi and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad. The business address for Mr. Singh is Express Trade Tower, Plot 15 & 16, Sector 16A, Film City, Noida-201301, Uttar Pradesh, India.

Saikumar Balasubramanian will be appointed to our board of directors upon the completion of this offering as a nominee of Network18 Holdings Limited. He is the group chief executive officer of Network18 and has been with Network18 since 2000. He oversees the group’s various portfolios such as news & entertainment broadcasting, web portals, publishing, digital commerce and broadcast & news media distribution. In connection with his role as the group chief executive officer of Network18, Mr. Balasubramanian also serves as a director of other Network18 affiliated companies. Mr. Balasubramanian has 15 years of experience in media and entertainment. Mr. Balasubramanian holds a post graduate management degree in marketing. The business address for Mr. Balasubramanian is Empire Complex, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai-400013, India.

Executive Officers

Sundeep Malhotra is our founder and chief executive officer and has been with us since our inception. Mr. Malhotra has over 26 years of experience in the FMCG and retail sector. Prior to founding our company, Mr. Malhotra served as the executive vice president of sales for Pepsi Foods Private Limited from 2000 to 2006. He worked as the head of sales & marketing, for Benetton India Limited from 1995 to 2000 and between 1985 and 1995, he was the head of retail sales for the north India operations of Bata India Limited. Mr. Malhotra holds an undergraduate degree in commerce from the University of Delhi.

Sachin Rastogi is our chief financial officer and has been with our company since September 2010. Prior to that he was the chief financial officer at eClerx Services Limited between 2008 and 2010 and was the chief financial officer for the banking and financial services industry vertical at WNS Global Services Private Limited between 2006 and 2008. He was the segment controller at Microsoft India Limited from 2003 to 2006 and a regional manager at Gillette India Limited from 1998 to 2003. Mr. Rastogi holds an undergraduate degree in electronics from the University of Delhi and a post graduate diploma in management from the Indian Institute of Management, Bangalore.

Vishwanath Magapu has been our chief technology officer since October 2010. Prior to that he was a manager for software development at Amazon.com Inc. from 2007 to 2010 and worked as a senior engineering manager at Instantis Inc. between 2006 and 2007. He was a senior development manager at Visage Mobile Inc. between 2005 and 2006 and worked as a computer scientist at the NASA AMES Research Center between 2002 and 2005. He was part of the technology solutions staff at Charles Schwab Corporation from 1998 to 2001 and was a senior software engineer at Pacific Bell Inc. from 1997 to 1998. He worked with Birlasoft Inc. as a software engineer from 1995 to 1997 and as a software engineer at SQL Star International Limited between 1993 and 1995. Mr. Magapu holds an undergraduate degree in electronics and communication engineering from the University of Andhra Pradesh and a master’s degree in information systems from the University of San Francisco.

Dhruva Sankarakrishnan Chandrie has been our chief operating officer and business head for the television business since February 2012. Prior to that, Mr. Chandrie was the chief operating officer for the retail functions of Videocon Telecommunications Limited. Mr. Chandrie has over 19 years of experience, primarily in the retail and automotive sectors. He has worked as the national operations head for The Mobile Store Limited, a part of the Essar group, from 2009 to 2011 and was the chief operating officer of Next Retail India Limited from 2006 to 2009. Between 2001 and 2006 he worked as the vice president for Reliance Industries Limited in their petroleum retail division and with the Tata group of companies from 1993 to 2001. During this period, he worked with Tata Motors Limited and Tata Capital Limited in senior sales, marketing and strategy roles, including as the regional head (western India) of the commercial vehicle division. Mr. Chandrie holds a degree in electrical and electronic engineering from the Birla Institute of Technology and Science, Pilani and a post graduate diploma in management from the Indian Institute of Management, Lucknow.

Narasimha Jayakumar has been our chief operating officer and business head for our Internet business since September 2011. Prior to that, he was the business head for Google India Limited between 2008 and 2010. He worked as a business development director and then an account director for Expedia Inc. from 2006 to 2008 and was the regional commercial manager for the United Kingdom and Ireland for Galileo International Limited from 2003 to 2006. Between 1997 and 2002, he worked with the Tata group of companies, as part of Tata Administrative Services. Mr. Jayakumar holds an undergraduate degree in computer engineering from the National Institute of Technology, Surathkal and a post graduate diploma in management from the Indian Institute of Management, Bangalore as well as an M.B.A. from the London Business School.

Atrash Aman has been the chief operating officer for our mobile business since March 2012. Mr. Aman joined our company in March 2007 as our vice president of sales and marketing division and in August 2011 became director, marketing and strategy. Prior to that he was with Bharti Airtel Limited in various capacities between December 2003 and February 2007. His last assignment at Bharti Airtel Limited was as vice president & business head for media and services. Between 1997 and 2000, he worked at McCann Erikson India Private Limited, in the roles of a strategic planner and in account management. He worked at Mudra Communications Limited from 1995 to 1997. Between 1993 and 1995, he worked with Tata Consultancy Services Limited, initially in the management consultancy division in and later as an assistant systems analyst. Mr. Aman holds an undergraduate degree in economics from the University of Delhi and an M.B.A. from the Faculty of Management Studies, University of Delhi, New Delhi.

Raman Kumar Gulati has been our director of operations since September 2011. He joined our company in September 2006 as vice president of our operations and finance divisions. Prior to that, he was a general manager for the internet business at Times Internet Limited, a Times of India group company. He worked as the finance manager at Talbros Automotive Components Limited from 1991 to 1992 and as the manager for finance & accounts at Magnum Sales Private Limited from 1990 to 1991. He was a partner at Ray Malhotra & Co., an accounting firm, between 1989 and 1990. He worked as a senior executive for accounts at Union Carbide India Limited between 1986 and 1989 and as a senior manager at U.S. Sethi & Associates, an accounting firm, between 1985 and 1986. Mr. Gulati holds a bachelor’s degree in commerce from Guru Nanak Dev University, Amritsar and a post graduate degree in operations and human resources from the Indira Gandhi National Open University, New Delhi. He is also a qualified accountant from the Institute of Chartered Accountants of India, New Delhi.

Girish Keswani has been the vice president and head of human resources for our company since January 2011. Prior to that he was the head of human resources at Equinox Realty & Infrastructure Private Limited, a part of the Essar group, from 2008 to 2010 and was the vice president and head of human resources and training at HyperQuality India Private Limited from 2004 to 2008. He was the deputy general manager of human resources at Bharti Mobile Limited in 2004 and a senior manager for training and development at Heroites, an IT-enabled service division of Hero Corporate Service Limited between 2002 and 2004. He worked as a client manager at ABC Consultants Limited between 2000 and 2002 and was business head at National Institute of Sales from 1996 to 2000. He was a senior sales executive at Madura Accessories, a division of Coats Viyella India Limited, between 1994 and 1996 and worked as a sales territory supervisor at Colgate Palmolive India Limited from 1993 to 1994. Mr. Keswani holds a bachelor’s degree in commerce from Lucknow University and a post graduate diploma in sales and marketing from National Institute of Sales, New Delhi.

Board of Directors

Our company is managed and controlled by our board of directors. Our Articles of Association provide that the number of directors will not be less than four or more than 15, with the exact number to be set from time to time by ordinary resolution of our shareholders. Our board of directors currently has 10 directors, with two positions for independent directors currently vacant. Within one year from the completion of this offering we intend to fill these vacancies with two directors that satisfy the independence requirements of                  and the independence requirements of Rule 10A-3 under the Exchange Act. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon the termination of their directorships.

Terms of Directors and Executive Officers

By the completion of this offering our Articles of Association will provide that one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation at each annual meeting of our holding company. A retiring director shall be eligible for re-election. The directors to retire in each year shall be those who have been longest in office since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Only shareholders are entitled to remove a director from office. Shareholders may remove any director before the expiration of his or her term by ordinary resolution, for which a 28 day prior written notice, or a special notice, has been given in accordance with the Cyprus Companies Law. Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service.

A person vacates the office of director if such person:

•	becomes bankrupt or makes any arrangement or composition with his creditors generally;

•	is prohibited from serving as a director under the Cyprus Companies Law as a result of fraudulent conduct by such person;

•	becomes of unsound mind; or

•	resigns as a director by advance notice in writing.

Our board of directors may temporarily fill any vacancy on the board until the next annual general meeting or earlier if the shareholders vote to replace such director at an extraordinary general meeting.

Executive officers are selected by and serve at the discretion of the board of directors.

Agreement on Nomination and Election of Directors

Other than our independent director, each of the current members of our board of directors was nominated and elected according to the shareholders agreement among us, Network18, SAIF and GS Home Shopping. Under the shareholders agreement, Network18, SAIF and GS Home Shopping have nominated four candidates, two candidate and one candidate, respectively, to our board of directors, and each of these three shareholders has agreed to vote their respective shares to elect each of these seven nominees. These three shareholders have agreed to continue to elect nominees of each of them based on their relative ownership interests, so long as a shareholder’s beneficial ownership of our voting shares is at least 5%. As a result, following the completion of this offering, these three shareholders will be able to appoint seven of the 10 directors that we expect to have within one year from the completion of this offering. See “Description of Share Capital — Ordinary Shares — Agreement on Nomination and Election of Directors” for more information on this agreement, as well as “Risk Factors — Risks Related to Us and Our Industry.”

Stock Exchange Requirements That Are Not Applicable to Us

Our ordinary shares will be listed on                      and, for so long as our ordinary shares continue to be listed, we will remain subject to the rules and regulations established by                      as being applicable to listed companies.                      has adopted rules to impose various corporate governance requirements on listed securities. Those rules provide that foreign private issuers such as our company are required to comply with certain specific corporate governance requirements, but, as to the balance of those requirements, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.

We currently comply with the specifically mandated corporate governance provisions of                     . In addition, we have elected to voluntarily comply with certain other of those requirements, notwithstanding that our home country does not mandate compliance, although we may in the future determine to cease voluntary

compliance with those provisions. However, we have determined not to comply with the following                      corporate governance requirements since the laws of Cyprus do not require such compliance:

•	a majority of our directors is not independent; and

•	our independent directors do not hold regularly scheduled meetings in executive session.

We may in the future determine to voluntarily comply with one or both of the foregoing provisions.

Committees of the Board of Directors

We have established three committees under our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of                     , Joon Shick Kim, Deepak Gaur and Sarbvir Singh.                     , Kim, Gaur and Singh satisfy the independence requirements of                     , and                      satisfies the independence requirements of Rule 10A-3 under the Exchange Act. Under the applicable rules of                      , a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in                      pursuant to Rule 10A-3 under the Exchange Act, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. We intend to comply with the independent audit committee requirements in the future in accordance with the phase-in compliance rules described above. Our board of directors also has determined that                      qualifies as an audit committee financial expert within the meaning of the SEC rules. Under the audit committee charter to be effective upon the completion of this offering, our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and permitted non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end financial results;

•	reviewing all related party transactions on an ongoing basis; and

•	annually reviewing and reassessing the adequacy of our audit committee charter.

Compensation Committee

Our compensation committee consists of Messrs. Ravi Chandra Adusumalli, Joon Shick Kim and Sarbvir Singh. Messrs. Adusumalli, Kim and Singh satisfy the independence requirements of                     . Under the compensation committee charter to be effective upon the completion of this offering, our compensation committee will be responsible for, among other things:

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	reviewing and recommending compensation goals and bonus and share compensation criteria for our employees; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Ravi Chandra Adusumalli, Joon Shick Kim and Sarbvir Singh. Messrs. Adusumalli, Kim and Singh satisfy the independence requirements of                     . Under the nominating and corporate governance committee charter to be effective upon the completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each committee of our board of directors.

Code of Business Conduct and Ethics

Effective upon the completion of this offering, we will adopt a Code of Business Conduct and Ethics that will apply to all of our directors, officers and other employees, including our chief executive officer, chief financial officer and others responsible for our accounting and financial reporting. Our code of business conduct and ethics provides that our directors, officers and other employees are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict.

Directors, officers and other employees have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Indemnification of Directors and Officers and Limitation on Their Liability

Under our Articles of Association, to the extent permitted under Cyprus Companies Law, we will indemnify each of our directors and officers out of our assets against any losses or liabilities which he or she may sustain or incur in or about the execution of his or her duties as a director or officer, including liability incurred by such person in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor or in which he or she is acquitted or otherwise relieved of liability by the court conducting such proceedings in accordance with the Cyprus Companies Law.

Under the articles of association of our subsidiary, which is an Indian corporation, our executive officers all of whom are also employees of our subsidiary are entitled to indemnification by our subsidiary against loss in defending any proceeding brought against them in their capacity as officers of the subsidiary, if the indemnified officer or director receives judgment in his favor or is acquitted or discharged in such proceeding as well as in connection with certain applications under Indian companies law in which relief is granted to him by the court.

Employment Agreements with Executive Officers

Each of our executive officers has entered into an employment agreement with our Indian subsidiary. These employment agreements do not have fixed terms of employment. The age of retirement for our company is

60 years. Generally, either party may terminate employment at any time by giving the other party a written notice of one to three months or by paying an amount equal to the salary for the number of months for which they are required to give notice in lieu of such notice. Other than those optional severance payments, these employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.

Each executive officer has agreed to keep confidential any information regarding the operation, trade and business of our company that they may obtain during the course of employment with our company. Each executive officer has also agreed to surrender to our company all documents and property entrusted to them during the course of their employment with our company. Additionally, each executive officer has assigned all his or her right, title and interest to, and in, any property relating to our business (whether tangible or intangible) which is created during the term of its employment. In addition, some of our executive officers are bound by non-competition restrictions set forth in their employment agreements. Specifically, these executive officers have agreed, while employed by us and for a period of six months after termination of his or her employment, not to:

•	engage in any job or assignment with any company or organization whose business operations are competitive to our company ; and

•	use or utilize any information or material that was produced or acquired by them during the course of employment with our company for any purposes.

Compensation of Directors and Executive Officers

For fiscal year 2012, the aggregate cash compensation (including director’s fees) that we paid to our directors and executive officers included in the list under the heading “— Directors and Executive Officers” was $1.4 million, which included $0.5 million in base salary, $0.3 million in housing and rent allowance, $0.2 million in special allowances and $0.4 million in bonuses (including the variable component of such bonuses). Beginning in fiscal year 2012, we have begun to provide our executive officers with annual performance-based bonuses determined with reference to individual and company performance targets. For fiscal year 2013, we expect to pay an aggregate cash compensation (including director’s fees) of up to $1.6 million to our directors and executive officers (excluding variable bonuses which will only be determined after the end of the fiscal year). These aggregate cash compensation amounts for fiscal years 2012 and 2013 do not include share compensation and employee benefits to our directors and executive officers. Share compensation to our directors and executive officers are disclosed separately in the table under “— Outstanding Options,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

Share Incentive Plans

Share Option Plan

In 2008 our board of directors adopted an equity option plan named the TV18 HSN Holdings Limited Stock Option Plan 2008, which we also refer to as our share option plan, that allows us to issue share options to employees and directors. The following paragraphs describe the principal terms of our share option plan, as amended. Our share option plan is administered by the compensation committee of our board of directors.

Options Issuable Under the Plan and Shares Issuable Upon Exercise of Such Options

Under the terms of our share option plan, we may grant options for up to 2,733,482 ordinary shares. Currently, each share option is exercisable into one ordinary share. As of March 31, 2012, options for a total of 2,177,000 ordinary shares were outstanding, of which options for a total of 2,137,000 ordinary shares had vested and options for a total of 2,002,000 ordinary shares had become exercisable. As of March 31, 2012, no ordinary shares had been issued upon exercise of options granted under the plan, although 202,000 ordinary shares were issuable under options for which the exercise process had been commenced but is not yet complete. Of the

2,177,000 options outstanding as of March 31, 2012, 3,750 were exercised in May 2012, although the ordinary shares underlying these options have not yet been issued. Share options that expire or for any reason are lapsed, cancelled, terminated, forfeited, fail to vest will be again available for subsequent grant under either our existing share option plan or a subsequent plan.

Employees and Directors Who May Receive Grants

We may grant awards to any of the directors and full-time managerial and other employees of our company, our Indian subsidiary and any company that controls us, including Network18, the parent company of our controlling shareholder. Our compensation committee determines the employees eligible to participate in our share option plan in accordance with various criteria, including performance, position and responsibility and nature of the employee’s services.

Vesting and Exercise Period

Our compensation committee is entitled to determine the vesting schedule for option grants as the committee deems fit. Our compensation committee has generally provided for vesting of options on the first anniversary of the date of grant. However, our compensation committee will be entitled to grant options with different provisions for vesting as it deems fit for different employees.

Options granted after October 22, 2010 are exercisable at any time during the 48-month period from the vesting date. Generally, these options vest one year from the grant date. As of March 31, 2012, options for a total of 307,000 ordinary shares were outstanding that had been granted after October 22, 2010.

All options issued on or before October 22, 2010 to Messrs. Sundeep Malhotra, Raman Kumar Gulati, Atrash Aman, Ashwini Sharma, Hemant Bishnoi and Shammi Arora vested upon grant and became exercisable at any time in four equal installments over a period of four years from the date of the first anniversary of the date of grant. Pursuant to an amendment, options granted to Messrs. Sundeep Malhotra, Raman Kumar Gulati, Atrash Aman and Shammi Arora on or before October 22, 2010 are exercisable by these employees within a period of 84 months from the date of each grant. As of March 31, 2012, options for a total of 1,600,000 ordinary shares were outstanding that had been granted to these employees on or before October 22, 2010.

All other options granted on or before October 22, 2010 vested at the time of grant and become exercisable in four equal instalments upon each anniversary of the grant, commencing with the first anniversary of the grant. Such options are exercisable during the 48-month period beginning on the date they became exercisable. As of March 31, 2012, options for a total of 270,000 ordinary shares were outstanding that were covered by this formulation.

Our share option plan also provides that in case an employee resigns prior to the completion of the fourth anniversary of the date of grant, the employee shall be entitled to partially exercise the options in the manner provided under the plan.

Options that are not exercised within the applicable exercise period will automatically lapse.

Non-transferability of Share Options

The share options granted under the terms of our share option plan shall not be sold, pledged, assigned, mortgaged, hypothecated, transferred or alienated in any manner, other than by execution of a will in case of death of the employee, and may be exercised, during the life time of the employee, only by the employee. An employee may designate any beneficiary or beneficiaries to whom the benefit under our share option plan is to be delivered in the case of death of the employee.

Exercise Price

The exercise price in respect of the share options is determined by the compensation committee. The exercise price may be paid in cash or settled using a cashless option. In a cashless exercise, the holder of options exercises the share options by simultaneously selling the shares underlying the share options upon exercise.

Lapse of Options

Unvested options shall automatically lapse upon death, total or permanent disability, retirement, superannuation or resignation of a grantee or a or termination of such grantee’s service.

Vested options that have not been exercised shall also automatically terminate upon the resignation of a grantee or the termination of such grantee’s service, except that:

•	If such termination results from a grantee’s total or permanent disability, vested options will remain exercisable for 12 months from the date of such disability;

•	If such termination results from a grantee’s death, the grantee’s legal heirs or beneficiaries will have 12 months from the date of death to exercise vested options;

•

If such resignation or termination results from a grantee’s attaining retirement age or superannuation, the grantee will have 12 months from such retirement or superannuation to exercise vested options.

All vested and unvested options shall also terminate upon the grantee’s misconduct. All unvested and vested options will lapse if we are liquidated.

As indicated above, share options that expire or for any reason are lapsed, cancelled, terminated, forfeited, fail to vest will be again available for subsequent grant under either our existing share option plan or a subsequent plan.

Effect of Bonus Issue, Rights Issue, Stock Split, Merger or Other Corporate Action

In the event of any bonus issue, rights issue, stock split, merger, restructuring or any such event happening subsequent to the grant of share options, our compensation committee will have the discretion to make appropriate amendments to our share option plan, including changes in the number of share options, the exercise price or floating a new plan or extending the application of the existing plan or any other fair and just mechanism including acceleration of share options, if deemed essential, in accordance with law as it deems fit, while striving to ensure that the rights of the employees are not adversely affected. Any such change (being compensatory in nature) would not be deemed to be a change in the terms of the plan. Alternatively, if it is deemed necessary, our share option plan could be substituted by a new plan, while ensuring that the rights of the employees are not adversely affected. In respect of share options yet to be granted, the compensation committee shall make necessary adjustments to our share option plan as deemed fit.

Amendment or Termination

Our compensation committee may at any time revoke, add to or vary our share option plan or any grant under our share option plan. Amendments to any grant under our share option plan are subject to consent from the recipient of such grant, if such amendment would prejudice the rights of such recipient. In addition, according to Cyprus law any amendment that would increase the number of ordinary shares available for issuance with respect to grants made under our share option plan must be approved by shareholders and shareholders must also waive the pre-emption rights of existing shareholders with respect to such grants, in each case upon the approval of either two-thirds vote or a simple majority vote if at least half of the issued capital is represented at a general meeting.

Stock Appreciation Rights Scheme

In August 2012 our board of directors adopted the TV18 HSN Holdings Limited Stock Appreciation Rights Scheme, which we also refer to as our stock appreciation rights scheme, that allows us to issue stock appreciation rights to employees and directors. A stock appreciation right allows the holder, upon exercise of the right, to receive, per right, the difference between the last closing price for our ordinary shares (or a per share valuation as determined by our compensation committee if our ordinary shares are not then listed) and the exercise price for such right. This difference is payable in cash or, at the election of our compensation committee, in our ordinary shares. In case our compensation committee decides to settle the stock appreciation rights by allotment of our ordinary shares, our employees shall be allotted our ordinary shares on a 1:1 basis upon the payment of the exercise price. The following paragraphs describe the principal terms of our stock appreciation rights scheme. Our stock appreciation rights scheme is administered by the compensation committee of our board of directors.

Stock Appreciation Rights Granted Under Scheme

Under the terms of our stock appreciation rights scheme, we may offer up to 2,733,482 stock appreciation rights. The maximum number of ordinary shares that may be issued under the stock appreciation rights scheme shall not exceed 2,733,482.

Stock appreciation rights that expire or for any reason are lapsed, cancelled, terminated, forfeited, fail to vest will be again available for subsequent grant under either our stock appreciation rights scheme or a subsequent scheme.

Employees and Directors Who May Receive Grants

We may grant stock appreciation rights to any of the directors and full-time employees of our company, our Indian subsidiary and any company that controls us, including Network18, the parent company of our controlling shareholder. Our compensation committee determines the employees eligible to participate in our stock appreciation rights scheme in accordance with various criteria, including performance, position and responsibility and seniority.

Vesting and Exercise Period

As per our stock appreciation rights scheme, 25% of the stock appreciation rights will vest with the employees such that all grants shall vest proportionately over a period of four years from date of grant. However, our compensation committee will be entitled to grant stock appreciation rights with different provisions for vesting as it deems fit for different employees.

The stock appreciation rights granted under the scheme can be exercised either upon an acquisition of our company (as defined in the stock appreciation rights scheme) or upon a listing following an initial public offering by our company. In case of an acquisition of our company, all rights vested in the hands of the employees on the date of such acquisition shall be mandatorily exercised. Further, all unvested rights on the date of such acquisition shall automatically lapse. In the event of our company completing an initial public offering, employees will be entitled to exercise all vested rights within a period of 48 months from the date our ordinary shares are first traded on a stock exchange pursuant to such an offering. Further, all unvested stock appreciation rights granted to the employees can be exercised within a period of 48 months from the vesting date and, in case of graded vesting, from each such vesting date.

Non-transferability of Stock Appreciation Rights

The stock appreciation rights granted under the terms of our stock appreciation rights scheme shall not be sold, pledged, assigned, mortgaged, hypothecated, transferred or alienated in any manner, other than by execution of a will in case of death of the employee, and may be exercised, during the life time of the employee, only by the employee. An employee may designate any beneficiary or beneficiaries to whom the benefit under our stock appreciation rights is to be delivered in the case of death of the employee.

Exercise Price

The exercise price in respect of the stock appreciation rights shall be determined by the compensation committee. However, the exercise price shall not be lower than the nominal par value of the ordinary shares of our company.

Lapse of Stock Appreciation Rights

Unvested stock appreciation rights shall automatically lapse upon death, permanent incapacity, superannuation and misconduct while vested stock appreciation rights shall remain exercisable for specified time periods and in a manner described in the scheme. Vested stock appreciation rights of an employee shall also lapse upon termination of employment for misconduct. All unvested stock appreciation rights shall also lapse upon liquidation of our company.

Effect of Bonus Issue, Rights Issue, Stock Split, Merger or Other Corporate Action

In the event of any bonus issue, rights issue, stock split, merger, restructuring or any such event happening subsequent to the grant of the stock appreciation rights, the compensation committee shall have the discretion to make appropriate amendments to the stock appreciation rights scheme, including changes in the number of stock appreciation rights, the exercise price, floating a new scheme, extending the application of the existing stock appreciation rights scheme, acceleration of stock appreciation rights or any other fair and just mechanism if deemed essential, in accordance with law as it deems fit, while striving to ensure that the rights of the employees are not adversely affected. Any such change (being compensatory in nature) would not be deemed to be a change in the terms of the stock appreciation rights scheme. Alternatively, if it is deemed necessary, the stock appreciation rights scheme could be substituted by a new stock appreciation rights scheme, while ensuring that the rights of the employees are not adversely affected. In respect of stock appreciation rights yet to be granted, the compensation committee shall make necessary adjustments to stock appreciation rights scheme as deemed fit.

Option Grants to Management

The following table summarizes, as of March 31, 2012, the share options granted to our directors and executive officers under our share option plan, without giving effect to share options that were exercised. As of March 31, 2012, all of these options had vested, and except as indicated in the note to the table, all of these options were exercisable.

Name	Shares Underlying Outstanding Options	Exercise Price	Date of Grant	Number of Options expiring	Date of Expiration
		(dollars per share)
Sundeep Malhotra	1,275,000	0.11	April 9, 2008		April 8, 2013
Sachin Rastogi	100,000	0.10	January 4, 2011		January 3, 2016
Vishwanath Magapu	75,000	0.10	January 4, 2011		January 3, 2016
Narasimha Jayakumar(1)	100,000	0.09	August 4, 2010
				25,000	August 3, 2015
				25,000	August 2, 2016
				25,000	August 2, 2017
				25,000	August 3, 2018
Atrash Aman	80,000	0.11	April 9, 2008		April 8, 2013
	70,000	0.09	August 4, 2010		August 13,2015
Raman Kumar Gulati	80,000	0.11	April 9, 2008		April 8, 2013
	70,000	0.09	August 4, 2010		August 3, 2015
Girish Keswani	20,000	0.10	January 4, 2011		January 3, 2016
	10,000	0.10	April 29, 2011		April 27, 2016

Note:

(1)	The 25,000 options expiring August 3, 2015 became exercisable on August 4, 2011, the 25,000 options expiring August 2, 2016 became exercisable on August 4, 2012, the 25,000 options expiring August 2, 2017 become exercisable on August 4, 2013 and the 25,000 options expiring August 3, 2018 become exercisable on August 4, 2014.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2012, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was $406,621.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Our company makes a monthly deposit to a government fund and we have contributed an aggregate of $121,421 in fiscal year 2010, an aggregate of $221,431 in fiscal year 2011 and an aggregate of $332,177 in fiscal year 2012.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to

15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed 1,000,000 ($19,650). We have provided for an aggregate of $15,796 in fiscal year 2010, an aggregate of $72,315 in fiscal year 2011 and an aggregate of $74,444 in fiscal year 2012 for our gratuity payments. The total accrual for gratuity as at March 31, 2012 was $211,246.

RELATED PARTY TRANSACTIONS

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions.

Equity Investments and Related Subordinated Loans

See “Description of Share Capital — History of Share Issuances.”

Shareholders Agreement

We and our principal shareholders entered into a shareholders agreement that contained various rights such as registration rights, pre-emption rights, rights of first refusal and co-sale rights, board nomination rights and information access rights as well as provided for matters which required special approval by certain of our shareholders. On                 , 2012, we and our principal shareholders agreed to amend the shareholders agreement and terminate the various rights contained in the shareholders agreement except for registration rights, which are described in greater detail in “Description of Share Capital — Registration Rights,” and our shareholders have agreed among themselves to continue to nominate and elect our directors, other than certain independent directors, as described in greater detail in “Description of Share Capital — Ordinary Shares — Agreement on Nomination and Election of Directors.”

Financial Support from Network18 and its Affiliates

Network18 has issued a letter assuring continued financial support as necessary for our subsidiary to fulfill its business obligations in all material respects for the 12-month period beginning on August 16, 2012 to our subsidiary, and our consolidated financial statements have been prepared on a going concern basis on the basis of this support.

In April 2012, Network18 and Mr. Raghav Bahl guaranteed the obligations of our subsidiary under a credit facility agreement with The Ratnakar Bank Limited providing for short-term secured borrowings of up to 400.0 million ($7.9 million) under working capital and cash credit facilities. We did not pay any amounts to Network18 or Mr. Raghav Bahl on account of these guarantees, the provision of which was a condition precedent to our entry into the facilities. As of July 31, 2012, we had outstanding borrowings of 346.9 million ($6.8 million) under these facilities, which was also the largest amount that had been outstanding upto that date, at a weighted average interest rate of 14.0% per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, Including Indebtedness” for more details on these facilities.

Commercial Arrangements with Network18 and its Affiliates

We source certain products, mainly digital products such as mobile phones, camcorders and tablets, from Wespro Digital Private Limited, or Wespro, and RVT Holdings Private Limited, or RVT, both affiliates of Network18. The amounts collected by us on behalf of Wespro and RVT were $7.4 million, $7.5 million and $0.4 million in each of the fiscal years 2010, 2011 and 2012, respectively, on account of products sold through our platform.

We buy airtime and advertising from several television channels affiliated with Network18, including Colors and CNBC Awaaz. Under our arrangement with Colors, we pay a share, subject to a monthly minimum guarantee, of the commission revenue we generate from Colors viewers from airing infomercial-type shows focused on a particular brand or category of products.

We uplink our television channel to a satellite capable of broadcasting the signal to our DTH and local cable operators in India through teleport facilities provided by TV18 Broadcast Limited, or TV18, a subsidiary of Network18. In exchange for these services, we pay a fixed monthly fee.

We share certain operating costs such as employee compensation, advertisement, communication expenses, rent for shared office space, repair and maintenance, with other Network18 television channels. The amount of these costs allocated to us is determined pursuant to a cost sharing agreement with TV18.

We use Setpro18 Distribution Private Limited, or Setpro, an affiliate of Network18, to negotiate carriage agreements, including fees, with various cable operators on our behalf. Under our arrangements with Setpro, we pay it a flat annual fee, and Setpro is not a party to any of the agreements it negotiates on our behalf, the final terms of which are decided solely between us and the relevant cable operator. We also pay carriage fee to some cable operators through Setpro.

In fiscal years 2010, 2011 and 2012, we paid Network18 and its other affiliates an aggregate of $4.2 million, $3.5 million and $3.6 million, respectively in respect of the foregoing commercial arrangements, other than amounts collected by us on behalf of Wespro and RVT.

License Agreement

We license certain intellectual property, in particular the use and appearance of “18” in our trade names and logos. Please see “Risk Factors — Risks Related to us and Our Industry — We do not own parts of our trade name and logo and are subject to related risks” for more details.

Employment Agreements

See “Management — Employment Agreements with Executive Officers.”

Equity Option and Share Incentive Plans

See “Management — Share Incentive Plans.”

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012 as adjusted to reflect the changes in our capitalization described below, and as further adjusted to reflect the sale of ordinary shares offered by us and the selling shareholders in this offering, for:

•	each person known to us to own beneficially more than 5.0% of our ordinary shares;

•	each of our directors and executive officers; and

•	each other selling shareholder.

Except as disclosed below, we are not aware of any other beneficial owners of 1% or more of our ordinary shares. As of March 31, 2012, none of our outstanding ordinary shares, preference shares or warrants were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. By the completion of this offering, none of our shareholders will have any special voting rights under our Articles of Association or otherwise from us. Our principal shareholders have agreed among themselves to continue to nominate and elect our directors, other than certain independent directors. See “Description of Share Capital — Ordinary Shares — Agreement on Nomination and Election of Directors.”

The beneficial ownership information in the table below has been adjusted to give effect to the following changes in our capitalization:

•	the May 2012 reorganization of our share capital described in the third paragraph of the “Description of Share Capital” section; and

•	the conversion of all outstanding preference shares and warrants into 54,233,549 ordinary shares on or before the completion of this offering.

As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person, except that all of the percentages below also assume the conversion of all of our preference shares and warrants into ordinary shares.

The percentage of ordinary shares beneficially owned after this offering further includes ordinary shares to be issued in this assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered		Ordinary Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Principal shareholders:
Network18(2)(3)(6)	53,820,189	53.5
SAIF(4)(6)	31,170,025	31.0
GS Home Shopping(5)(6)	15,552,000	15.5

Selling shareholders:

Directors and executive officers:
Raghav Bahl(3)(6)	53,820,189	53.5
Sundeep Malhotra(7)	1,275,000	1.3
Atrash Aman(7)	*	*
Raman Kumar Gulati(7)	*	*
Sachin Rastogi(7)	*	*
Vishwanath Magapu(7)	*	*
Narasimha Jayakumar(7)	*	*
Girish Keswani(7)	*	*

All our directors and executive officers as a group(7)	55,650,189	54.4

Notes:

*	Represents beneficial ownership of less than 1.0% of our ordinary shares after giving effect to the transactions referred to in note (1) below.
(1)	Gives effect to the conversion of all outstanding preference shares and warrants into ordinary shares and the May 2012 reorganization of our share capital described in the third paragraph of the “Description of Share Capital” section.
(2)

Consists of 46,308,665 ordinary shares, 2,500 Class A preference shares and warrants to purchase 7,509,024 Class A preference shares held by Network18 Holdings Limited, a wholly owned subsidiary of Network18. The address of Network18 Holdings Limited is International Proximity, 608, St. James Court, St. Denis Street, Port Louis, Republic of Mauritius, and the address of Network18 is 503, 504, 507, 5th Floor, Mercantile House, 15, K.G. Marg, New Delhi — 110001. Network18 is in turn controlled by Mr. Raghav Bahl, as explained in note (3) below.

(3)	Mr. Bahl’s beneficial ownership of these ordinary shares arises through his control of Network18. Mr. Bahl controls Network18 in part through entities controlled by him which we collectively refer to as the RB Companies. The RB Companies as of March 31, 2012 together had a 37.4% beneficial ownership interest in Network18 through ownership of equity shares. The business address of each RB Company is 403, Prabhat Kiran, 17 Rajendra Place, New Delhi — 110008, India.
(4)

Consists of 27,697,528 Class A preference shares and warrants to purchase 3,472,497 Class A preference shares held by SAIF II Mauritius Company Limited. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., or SAIF, the sole shareholder of SAIF II Mauritius Company Limited, our shareholder. The address of SAIF II Mauritius Company Limited is 3rd Floor, Raffles Tower, 19 Cybercity, Ebène, Mauritius, and the address of SAIF is Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)	Consists of 13,542,728 Class G preference shares and warrants to purchase 2,009,272 Class A preference shares. The address of GS Home Shopping is GS Gangseo Tower, 10, Mullae-Dong 6-Ga, Youngdungpo-Gu, Seoul, Republic of Korea, 150-096.
(6)	Through the agreement to nominate and elect directors on our board of directors, our principal shareholders may be deemed to be part of a group for beneficial ownership reporting purposes. Each member of such a group would be deemed to beneficially all ordinary shares held by all group members. Accordingly, each of our principal shareholders may be deemed to beneficially own 100,542,214, or 100%, of our ordinary shares prior to the completion of this offering and , or %, of our ordinary shares upon completion of this offering. See “Description of Share Capital — Ordinary Shares — Agreement on Nomination and Election of Directors” for more information on this agreement between our principal shareholders.
(7)	Includes ordinary shares underlying options that were exercisable within 60 days of March 31, 2012 pursuant to our share option plan. See “Management — Share Incentive Plans — Share Option Plan” for more information.

Significant Changes in Percentage of Ownership

The following table sets forth the significant changes in the shareholding interests of our holding company by our principal shareholders in the last three fiscal years and in the period between April 1, 2012 and September 27, 2012. Except as disclosed below, there were no significant changes in the percentage of ownership in our holding company in the last three fiscal years prior to March 31, 2012. Percentages set forth below are based on the number of ordinary shares outstanding as of the dates set forth below, assuming that all preference shares and warrants outstanding as of such dates were converted into ordinary shares as of such dates.

	As of March 31							As of September 27
	2010			2011		2012		2012
Name and Type of Shares	Number	Percent		Number	Percent	Number	Percent	Number	Percent
Network18(1)
Ordinary shares	41,923,401		42.7%	41,923,401	42.7%	41,923,401	44.0%	46,308,665	53.5%
Class A preference shares	2,500			2,500		2,500		2,500
Class B preference shares	15,625,000			15,625,000		15,625,000		—
Class G preference shares	—			—		—		—
Warrants (issued November 2011)(2)	—			—		5,797,242		5,797,242
Warrants (issued March 2012)(2)	—			—		1,711,782		1,711,782

SAIF(3)
Ordinary shares	—		47.2%	—	47.2%	—	45.4%	—	31.0%
Class A preference shares	13,664,682			13,664,682		13,664,682		27,697,528
Class B preference shares	50,000,000			50,000,000		50,000,000		—
Warrants (issued November 2011)(2)	—			—		3,472,497		3,472,497
Warrants (issued March 2012)(2)	—			—		—		—

GS Home Shopping
Ordinary shares	—		10.0%	—	10.0%	—	10.5%	—	15.5%
Class A preference shares	—			—		—		—
Class G preference shares	13,542,728			13,542,728		13,542,728		13,542,728
Warrants (issued November 2011)(2)	—			—		1,696,040		1,696,040
Warrants (issued March 2012)(2)	—			—		313,232		313,232

Notes:

(1)	These shares are all held by Network18 Holdings Limited, a wholly owned subsidiary of Network18.
(2)	The numbers on this row are the numbers of Class A preference shares in which the warrants were/are convertible on the relevant dates.
(3)	These shares are all held by SAIF II Mauritius Company Limited, a wholly owned subsidiary of SAIF.

DESCRIPTION OF SHARE CAPITAL

We are incorporated under the laws of Cyprus as a public company limited by shares. Our affairs are governed by our Memorandum and Articles of Association, the Companies Law, Cap. 113 of Cyprus, as amended, which we refer to as the Cyprus Companies Law, and other applicable laws of Cyprus and any rules or regulations made thereunder. Our registered office is located at 10 Diomidous Street, Alphamega Akropolis Building, 3rd Floor, Office 401, 2024 Nicosia, Cyprus.

Our Memorandum of Association states that the objects of our holding company include, among other things, the carrying on of investments and trade, and the carrying on of any business or activity which we consider expedient to further the objects of our holding company or calculated to enhance the value or profitability of our property or rights.

On March 31, 2012, our authorized share capital was $7,736,000 divided into 80,900,000 ordinary shares, 32,875,000 Class A preference shares, 65,625,000 Class B preference shares and 14,000,000 Class G preference shares, each with a nominal value per share of $0.04 per share. As of that date, our issued share capital was $5,390,332.44 divided into 41,923,401 ordinary shares, 13,667,182 Class A preference shares, 65,625,000 Class B preference shares and 13,542,728 Class G preference shares, each with a nominal value per share of $0.04 per share. In May 2012 we consummated a reorganization of our share capital, which included a reduction and subsequent increase in share capital. This resulted in an issued share capital of $3,502,056.84 divided into 46,308,665 ordinary shares, 27,700,028 Class A preference shares and 13,542,728 Class G preference shares, held as follows:

•

2,500 Class A preference shares and 46,308,665 ordinary shares being held by Network18 Holdings Limited; prior to the reorganization, Network18 Holdings Limited held 2,500 Class A preference shares, 15,625,000 Class B preference shares and 41,923,401 ordinary shares;

•

27,697,528 Class A preference shares being held by SAIF II Mauritius Company Limited; prior to the reorganization, SAIF II Mauritius Company Limited held 13,664,682 Class A preference shares and 50,000,000 Class B preference shares; and

•	13,542,728 Class G preference shares being held by GS Home Shopping Inc.

This share capital reorganization was the final step in our corporate reorganization that commenced with GS Home Shopping’s initial investment in us in November 2009. Our outstanding Class A and Class G preference shares are convertible into ordinary shares one-for-one share basis.

On or before the completion of this offering, we will adopt new Articles of Association pursuant to which our authorized share capital will consist of $         divided into          ordinary shares. On or before the completion of this offering, all of our outstanding preference shares and warrants will be converted into 54,233,549 ordinary shares. For details on the conversion ratios of our warrants, see “— History of Share Issuance — Warrants” below.

The following is a summary of certain provisions of the Articles of Association that will take effect by the completion of this offering and the Cyprus Companies Law insofar as they relate to the material terms of our ordinary shares. The term “shareholders” as used in these summaries in relation to our holding company refers to persons whose names are entered into the register of members of our holding company as the current holder of one or more shares of our holding company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Articles of Association and the Cyprus Companies Law. Prospective investors are urged to read the complete form of our Articles of Association, which has been filed as an exhibit to our registration statement of which this prospectus is a part.

Ordinary Shares

General

At the closing of this offering, our only outstanding shares will be ordinary shares, all of which will be fully paid. Each outstanding ordinary share ranks equally to all other outstanding ordinary shares. Our ordinary shares are issued in registered form, and can be issued without certificates.

There are no limitations on the rights to own our ordinary shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares under Cyprus Law or our Articles of Association.

Voting Rights

Holders of our ordinary shares are entitled to one vote per share.

Subject to any special rights or restrictions as to voting attached to shares, every shareholder:

•	will have one vote on a show of hands (or oral declaration); and

•	one vote for each of such shareholder’s ordinary shares on a poll.

Voting at any meeting of shareholders is by show of hands (or oral declaration for telephone or other telecommunication participants) unless a poll is demanded. A poll may be demanded by:

•	the chairman of such meeting;

•	at least three shareholders having the right to vote at the meeting;

•	one or more shareholders representing at least 10% of the total voting rights of all shareholders having a right to vote at such meeting; or

•

one or more shareholders holding shares in the company that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.

Each shareholder is entitled to attend general meetings, to address the meeting, and to exercise any voting rights such shareholder may have. One or more shareholders having at least 5% of the issued share capital and voting rights of our company may request that matters be added in the agenda of the annual general meeting and add resolutions in the agenda of any general meeting.

A corporate shareholder may, by resolution of its directors or other governing body, authorize a person to act as its representative at general meetings and that person may exercise the same powers as the corporate shareholder could exercise if it were an individual shareholder. No shareholder is entitled to vote at any general meeting unless all calls and other amounts payable by him in respect of shares have been fully paid.

Shareholders may attend meetings in person or be represented by proxy authorized in writing.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized. A duly notarized and legalized or apostilled power of attorney shall be at all times accepted by us, our corporate secretary and the board of directors as the appropriate and sufficient instrument appointing a proxy. A proxy does not need to be a shareholder.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at our registered office or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

We have not provided for cumulative voting for the election of directors.

Agreement on Nomination and Election of Directors

Other than our independent director, each of the current members of our board of directors was nominated and elected according to our shareholders agreement. Under the shareholders agreement, Network18 Holdings Limited, SAIF II Mauritius Company Limited and GS Home Shopping Inc. have nominated four persons, two persons and one person to our board of directors, respectively, and each shareholder has agreed to vote to elect each of these nominees. These shareholders have agreed to continue to elect nominees of each of them based on their relative ownership interests. This agreement will cover all director positions other than those for our independent directors that satisfy the audit committee independence requirements of Rule 10A-3 under the Exchange Act, or seven of our eventual 10 directors. However, following the completion of this offering, we will not be a party to this agreement, and therefore the ability of these shareholders to achieve the election of their director nominees at any given time will likely depend upon the aggregate voting power of these three shareholders at such time or our management’s support of such director nominees or both of these factors. If the beneficial ownership of Network18, SAIF or GS Home Shopping in our voting shares at any time falls below 5%, then the relevant shareholder will cease to have nomination rights under this agreement, even if the beneficial ownership Network18, SAIF or GS Home Shopping, as the case may be, later increases to above this threshold.

As a result of this agreement, following the completion of this offering, the agreement between these three shareholders will determine seven of our 10 directors. See “Risk Factors — Risks Related to Us and Our Industry.”

Dividends

Under the Cyprus Companies Law and our Articles of Association, dividends may only be paid out of net accumulated profits. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends. The directors may, before recommending any dividend, set aside out of the profits of our Company such sums as they think proper as a reserve or reserves.

No distribution of dividends may be made when, on the closing date of the last fiscal year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become, lower than the amount of the subscribed share capital plus those reserves which may not be distributed under law or our Articles of Association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the fiscal year for which the annual accounts have been drawn up, plus any profits brought forward and sums drawn from reserves available for this purpose, minus any losses brought forward and sums to be placed to reserve pursuant to the requirements of the law and our Articles of Association.

Pre-emption Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption to subscribe for any new shares to be issued by the Company in cash in proportion to the aggregate number of such shares of such shareholder, except that there are no pre-emption rights with respect to shares issued for non-cash consideration, and shares issuable upon exercise of any options issued under our share option plan and any shares that may be issued upon settlement of stock appreciation rights issued under our stock appreciation rights scheme.

Under Cyprus Companies Law, we have to notify all shareholders in writing of our intention to issue new shares and the price to be issued. Each individual notice is required to include the number of shares each shareholder is entitled to buy, the period during which a shareholder may exercise its pre-emption rights, and the offer price per share.

Each shareholder will have no less than 14 days following its receipt of the notice of the offer, which notice will identify the proposed terms and conditions of the offer, to notify us of its desire to exercise its pre-emption right on the same terms and conditions proposed in the notice. If all the shareholders do not fully exercise all their pre-emption rights, the board of directors may decide to offer and sell the remaining shares to third parties at a price and on terms as determined by the board of directors, if at all.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a specified majority being over one-half of the votes cast if the attendance at the meeting represents the majority of the votes entitled to be cast and in all other cases two-thirds majority of the votes cast, or a Majority Resolution. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

Variation of Rights

Under the Cyprus Companies Law and our Articles of Association, generally any change to the amount of our share capital, the division of our share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected. Variation of class rights requires sanction by a Majority Resolution. Members voting against the variation of that class, who between them hold or represent 15% of the issued shares of that class, may apply to the court to set aside the variation.

Alteration of Capital

The following alterations to our share capital may be effected by ordinary resolution at a general meeting of our shareholders:

•	an increase in our authorized share capital;

•	the consolidation of any or all of our shares into shares representing a greater proportion of our share capital each;

•	the subdivision of all or part of our shares; and

•	the cancellation of unissued shares that are not subject to an agreement to transfer such shares.

We may also, by special resolution of a general meeting of shareholders, reduce our share capital, any capital redemption reserve account or any share premium account. Following the adoption of a special resolution for the reduction of capital, a company must apply to the Cypriot court for ratification of such special resolution. The Cypriot court shall take into account the position of the creditors of the company in deciding whether to ratify the resolution. Once the court ratifies the resolution, the court order, together with the special resolution, are filed with the Cyprus Registrar of Companies.

Issuance of Shares

The Articles of Association provide for the issue of multiple classes of shares and the share capital of the company may be divided into multiple classes of shares. The general meeting may, pursuant to the Articles of

Association, grant authority to the board of directors to offer, allot or grant options or otherwise deal with or dispose off any shares out of the authorized but unissued share capital of the company for a period of up to five years subject to any pre-emption rights in the Articles of Association. Such power may at any given time be revoked or extended or varied as the case may be, by a general meeting with the sanction of a special resolution. See “— Pre-emption Rights” above for more information regarding pre-emption rights of existing shareholders.

Buyback of Shares

The company may, subject to certain statutory requirements, terms and conditions, buyback shares in its issued share capital not exceeding 10% in nominal value of the entire issued share capital of the company.

Resolutions

Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

There is no definition in the Cyprus Companies Law of ordinary resolution. An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide 14-days advance notice of such meeting to shareholders.

The Cyprus Companies Law defines extraordinary resolutions and special resolutions. An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy. A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide 21-days advance notice of such meeting to shareholders.

A special resolution is required, among other things, to amend the Articles of Association, to change the name of the company, to reduce company’s share capital and to amend the objectives of the company.

Meetings of Shareholders

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Extraordinary general meetings can also be convened by shareholders holding at least 10% of our issued share capital.

Annual general meetings and meetings where a special resolution will be proposed can be convened by the board of directors by issuing a notice specifying the matters to be discussed 21 days prior to the meeting. All other general meetings may be convened by the board by issuing a notice 14 days prior to the meeting. Meetings may be called by shorter notice and shall be deemed to have been duly called if it is so agreed:

•	in the case of an annual general meeting, by all the shareholders entitled to attend and vote; and

•

in the case of any other meeting, by shareholders representing a majority in number of the shareholders entitled to attend and vote at the meeting and that hold at least 95% in nominal value of the shares entitled to vote at the meeting.

We may give notice to a shareholder either personally or by sending it by post, fax, telex or any other means for transmitting text to such shareholder’s registered address, mailing address, electronic or other address or fax or telex number supplied to us for this purpose. Where a notice is sent by post, service of the notice shall be deemed to be effected at the expiration of 72 hours after the letter containing the same is posted, at the correct address and with the proper postage. Where a notice is sent by fax, telex or any other means of transmitting text, service of the notice shall be deemed to be effected one business day after the date of successful transmission or relay at the place of receipt.

We may give notice to the joint shareholders of a share by giving the notice to the joint shareholder first named in the register of members in respect of the share. We may give notice to the persons entitled to a share in consequence of the death or bankruptcy of a shareholder by sending it through the post in a prepaid letter addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like descriptions, at the address, if any, supplied for the propose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Notice of every general meeting shall be given in any manner described above to:

•	every shareholder except those shareholders who have not supplied us a registered address for the giving of notices to them;

•	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy would be entitled to receive notice of the meeting; and

•	our auditor.

No other person shall be entitled to receive notices of general meetings.

The quorum for a general meeting will consist of two or more shareholders representing more than one-third of our voting share capital, present in person or by proxy. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day of the next week, at the same time and place or on such other day and at such other time and place as the directors may determine and if at the adjourned meeting a quorum is not formed within half an hour from the time appointed for the meeting, the shareholders present shall form a quorum. In the event of a separate vote of a particular class of shares as contemplated under “— Variation of Rights” above, these quorum requirements would be based on just the relevant share class, not all voting share capital.

Subject to the provisions of the Cyprus Companies Law, a resolution in writing signed by all the shareholders entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Inspection of Books and Records

Under the Cyprus Companies Law, our directors are required to cause accounting books to be properly maintained with respect to:

•	all sums of money received and expended by us and the matters in respect of which the receipt and expenditure takes place;

•	all sales and purchases of goods by us; and

•	our assets and liabilities.

Proper books shall not be deemed to be kept if there are not kept such books of account as are adequate to give a true and fair view of our affairs and to explain our transactions.

The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations all or some of our accounts and books will be open to the inspection of shareholders and no shareholder (other than a shareholder who is also a director) will have any right of inspecting any of our accounts or books or documents except as conferred by statute or authorized by the directors or by our shareholders in general meeting.

According to Cyprus Companies Law, every company shall keep at its registered office a register of directors and secretary, a register of its members, a register of debentures and a register of charges and mortgages. These registers shall, except when these are duly closed, during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection) be open to the inspection of any shareholder without any charge.

The books containing the minutes of proceedings of any general meeting of a company shall be kept at the registered office of the company, and shall during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection) be open to the inspection of any shareholder without charge.

Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of the last balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.

Interested Directors

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract, agreement or settlement proposed to be concluded with us may attend the meeting of the board of directors or committee at which the matter is discussed but shall not have the right to vote (and shall not be counted in the quorum). None of these restrictions shall apply in relation to:

•	any arrangement for the provision to any director, of any security or guarantee in relation to money which he paid or obligations which he undertook in our favor;

•

any arrangement for the provision by us of any security to third parties in relation to a liability or obligation of us for which the director himself assumed responsibility whether wholly or in part pursuant to any guarantee or by the deposit of any security;

•	any contract by a director to subscribe for or underwrite our shares or debentures; or

•	any contract or arrangement with any other company in which he is interested only as an officer of the company or as holder of shares or other securities.

Notification of Shareholdings by Directors and Substantial Shareholders

There is no requirement under the Articles of Association of our company or Cyprus Companies Law for the notification of shareholdings by our directors and substantial shareholders. As none of our securities are listed on a regulated market in Cyprus or the European Union, there are no notification requirements under relevant Cyprus and EU legislation. Applicability of Cyprus Takeover Law and European Union Takeover Directive.

As none of our securities are listed on a regulated market in Cyprus or the European Union, neither the Cyprus Takeover Law nor the European Union’s Takeover Directive apply to purchases of our shares. Under Cyprus law, there are no statutory requirements for a shareholder of a specified shareholding to make an offer to acquire any further shares in the capital of the company or make any reporting.

Anti-takeover Provisions

As a result of its significant voting interest, Network18 may be able to control the outcome of matters submitted to shareholders for their approval, including any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

Our Articles of Association include the following provisions which may be regarded as defensive measures: (i) staggered board of directors, (ii) the ability to issue preference shares, and (iii) requiring that amendments to the Articles of Association be approved by a special resolution of the shareholders of our company.

Differences in Corporate Law

The following chart summarizes certain material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware that result from differences in the laws of Cyprus and Delaware.

	Cyprus Law	Delaware Law
General Meetings	We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Extraordinary general meetings may be convened by shareholders holding at least 10% of our issued share capital. If the company fails to hold its annual general meeting, it may be subject to fines and it may be ordered to hold a meeting by the Council of Ministers of Cyprus.	Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Quorum Requirements for General Meetings	The Cyprus Companies Law provides that a quorum at a general meeting of shareholders may be fixed by the articles of association otherwise a quorum consists of three members. Our articles provide a quorum required for any general meeting consists of two or more shareholders representing more than one-third of our voting share capital, present in person or by proxy.	A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Resolutions

The Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person

Under Delaware law, there is no generally applicable vote for valid stockholder action, however, certain types of action require a specific proportion of stockholder votes. The approval of a majority of the shares is required to amend the certificate of incorporation, to approve a merger or sale of assets, or to effect a dissolution.

Cyprus Law	Delaware Law

or through a proxy. An ordinary resolution is required to take any action other than those actions for which either an extraordinary resolution or a special resolution is required.

An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy.

A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy.

A special resolution is required for the following actions to be taken:

•    Alteration of the objects of the company, subject to judicial confirmation;

•    Alteration of the articles of association;

•    Alteration of the name of the company, subject to the approval of the Registrar of Companies;

•    Alteration of the memorandum of association;

•    Creation of unissued share capital;

•    Removing limits on the potential liability of directors, if authorized by the Articles of Association;

•    Reduction of capital, subject to the consent of a court;

•    To effect a winding up by a court;

•    To wind up the company voluntarily;

•    Reconstruction and amalgamation of a company; and

•    Cross border merger.

A Delaware corporation’s certificate of incorporation can require a larger vote than as provided under Delaware law for any action.

	Cyprus Law	Delaware Law

An extraordinary resolution is required for the following actions to be taken:

•    To wind up the company voluntarily because it cannot continue its business due to its liabilities;

•    To sanction the exercise by the liquidator of its various powers provided for in Section 233;

•    To sanction any arrangement with the company’s creditors; and

•    In a member’s voluntary winding up, disposing off of the company’s and the liquidator’s books and papers.

Removal of Directors	Under the Cyprus Companies Law, any director may be removed by an ordinary resolution, provided advance notice 28 days prior to the general meeting of the shareholders has been given. The director concerned must receive a copy of the notice of the intended resolution and that director is entitled to be heard on the resolution at the meeting.	Under Delaware Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

The director concerned may make representations in writing to the company, not exceeding reasonable length, and require that the shareholders of the company be notified of such representations either via advance notice or at the shareholders’ meeting, unless a court in Cyprus determines that such rights are being abused to secure needless publicity for a defamatory matter.

Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the company.

	Cyprus Law	Delaware Law
Directors’ Fiduciary Duties

Under Cyprus law, the directors of a company have certain duties towards the company and its shareholders. These duties consist of statutory duties and common law duties.

Statutory duties under the Cyprus Companies Law include, among others, the duty to cause the preparation of the financial accounts in accordance with International Accounting Standards and the disclosure of directors’ salaries and pensions in the company’s accounts or in a statement annexed thereto.

In general, the directors of a Cyprus company owe a duty to manage the company in accordance with the provisions of applicable law and within the regulations of the memorandum and articles of association of the company and failure to do so will lead to the directors being liable for breach of their fiduciary duties. In addition, directors must disclose any interests that they may have. They have a common law duty to avoid any conflict of interest. This duty is imposed on those directors, who are either directly or indirectly interested in a contract or proposed contract with the company. Failure to reveal the nature of their interest at a meeting of directors would result in the imposition of a fine. Directors also have a duty to conduct the affairs of the company in a manner that is not oppressive to some part of the members.

In addition, according to common law, directors must act in accordance with their duty of good faith and in the best interests of the company. They must exercise their powers for the particular purposes of which they were conferred and not for an extraneous purpose (for a proper purpose) and must display a reasonable degree of skill that may be expected from a person of his knowledge and experience.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

	Cyprus Law	Delaware Law
Cumulative Voting	The Cyprus Companies Law does not recognize the concept of cumulative voting.	Under Delaware Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Shareholder Action by Written Consent	According to the Articles of Association of the Company, a resolution in writing signed by all the shareholder then entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.

Business Combinations

The Cyprus Companies Law provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholder or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

Under Cyprus Companies Law, arrangements and reconstructions, require:

•    the approval at a shareholders’ or creditors’ meeting convened by order of the court, of shareholders representing 75% in value of the capital held by shareholders, or a class thereof, present and voting, either in person or by proxy or creditors representing 75% in value of the debt owed to

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a higher percentage of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•    the approval of the board of directors; and

•    approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Cyprus Law	Delaware Law

creditors, or a class thereof, present and voting, either in person or by proxy; and

•    the approval of the court.

The Cyprus Companies Law allows for the merger of two Cyprus public companies into one consolidated public company, one company merging into another so as to form a single surviving company, the division of one company into parts and the acquisition of such parts by more than one existing or newly formed company. These transactions require:

•    the approval at a shareholders’ meeting of shareholders representing 75% quarters in value of the capital held by shareholders, or class a thereof, present and voting, either in person or by proxy;

•    the directors of the companies to enter into and to approve a written reorganization or division plan, as applicable;

•    the directors of the companies to prepare a written report explaining the terms of the transaction; and

•    the approval of the court.

The Cyprus Companies Law provides for the cross border merger between Cyprus companies and companies registered in another EU jurisdiction. In such a case the same requirements listed previously have to be complied with, as well as the requirement to comply with the applicable cross border rules of the other jurisdiction and the preparation of an independent expert report to be given to shareholders of each Cypriot company involved.

	Cyprus Law	Delaware Law
Interested Shareholders	There are no equivalent provisions under the Cyprus Companies Law relating to transactions with interested shareholders. However, such transactions must be in the corporate interest of the company.	Delaware law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an interested shareholder is a person or a group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% of more of the corporation’s outstanding voting stock at any time within the previous three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

A Delaware corporation may elect to “opt out” of, and not be governed by, this provision through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that is approved by majority shareholder vote. Generally, this amendment would not become effective until 12 months following its adoption.

	Cyprus Law	Delaware Law
Limitations on Personal Liability of Directors	Under the Cyprus Companies Law, a director who vacates office remains liable under any provisions of the Cyprus Companies Law that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

Indemnification of Directors and Officers	Under the Cyprus Companies Law, a director shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or under a court application under which relief is granted to him by the court.	Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties

Cyprus Law	Delaware Law

to the suit or proceeding (even though less than a quorum), if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

	Cyprus Law	Delaware Law
Appraisal Rights	There is no concept of appraisal rights under the Cyprus Companies Law.	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Shareholder Suits	Under the Cyprus Companies law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Cyprus Companies Law provides that a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust.	Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

	Cyprus Law	Delaware Law
Inspection of Books and Records

Under the Cyprus Companies Law, the books and records of the company shall, except when they are duly closed, during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection) be open to the inspection of any shareholder without any charge.

Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of the last balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Variation of Rights of Shares	Under the Cyprus Companies Law, generally any change to the amount of the company’s share capital, the division of the company’s share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected.	Under Delaware Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Amendment of Governing Documents

Under the Cyprus Companies Law a company may alter the objects contained in its memorandum by a special resolution of the shareholders of the company and the alteration shall not take effect until, and except in so far as, it is confirmed on petition by a court in Cyprus.

The articles of association of a company may be altered or additions may be made to it by special resolution of the shareholders of the company.

Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of Delaware law. Under Delaware law, the board of directors may amend bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

	Cyprus Law	Delaware Law
Dividends and Repurchases

Under the Cyprus Companies Law and our Articles of Association, dividends may only be paid out of net accumulated profits. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends. The directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves.

No distribution of dividends may be made when, on the closing date of the last fiscal year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become, lower than the amount of the subscribed share capital plus those reserves which may not be distributed under law or our Articles of Association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the last fiscal year for which the annual accounts have been drawn up, plus any profits brought forward and sums drawn from reserves available for this purpose, minus any losses brought forward and sums to be placed to reserve pursuant to the requirements of the law and our Articles of Association.

In general, a public company may acquire its own shares either directly or through a person acting in its name, provided that the articles of the company allow this and as long as the conditions of the Cyprus Companies Law are met. These conditions include the following:

•    shareholder approval via special resolution;

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem capital shares that are entitled upon any distribution of its assets to a preference over another class or class of its shares if the shares are to be retired and the capital reduced.

Cyprus Law	Delaware Law

•    the total nominal value of shares acquired by or on behalf of the company, including shares previously acquired and held by the company, may not exceed 10% of the company’s subscribed capital;

•    the company must pay for shares repurchased out of net profits;

•    such repurchases may not have the effect of reducing the company’s net assets below from the amount specified in Section 169A(1) of the Cyprus Companies Law which provides that on the closing date of the last fiscal year the net assets, as already set out in the company’s annual accounts are, or following such distribution would become, lower than the amount of the subscribed capital plus those reserves which may not be distributed under the law. Where the uncalled part of the subscribed capital is not included in the assets shown in the balance sheet, this amount shall not be calculated in the amount of the subscribed capital. The company may only acquire shares that have been fully paid up;

•    Notices containing information regarding share repurchases and shareholder approval thereof must be published in two daily newspapers prior to each repurchase;

•    The board of directors of the company shall have an obligation to draw up immediately a list of

	Cyprus Law	Delaware Law

shareholders who are the source of the acquired shares;

•    Repurchases may not prejudice the satisfaction of creditors’ claims; and

•    Share repurchases must be duly recorded with the Registrar of Companies and the Official Receiver in Cyrus.

The Cyprus Companies law further provides that prior to the company repurchasing its shares, the board of directors must:

•    determine that the company’s share price is declining; and

•    obtain a certificate from the Company’s auditors stating that the share price is significantly lower than the true value such shares.

Pre-emption Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption entitling them to the right to subscribe for their pro-rata shares of any new share issuance made by the company for cash consideration.

If all the shareholders do not fully exercise all their pre-emption rights, the board of directors may decide to offer and sell the remaining shares to third parties at a price and on terms as determined by the board of directors, if at all.

Shareholders’ pre-emption rights may be waived by a Majority Resolution. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

Delaware law does not provide shareholders with pre-emption rights.

	Cyprus Law	Delaware Law
Dissolution; Winding Up

Under the Cyprus Companies Law, a company may be voluntarily dissolved, liquidated or wound up if the board of directors adopts a declaration of solvency and a majority of the shareholders entitled to vote thereon approve the appointment of a liquidator.

In addition, a company may be wound up by judicial action for the inability to pay its debts.

Under the Delaware Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by all shareholders entitled to vote thereon. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Registration Rights

Under the terms of a shareholders agreement we entered into in November 2009 with our shareholders Network18 Holdings Limited, SAIF II Mauritius Company Limited and GS Home Shopping Inc., which we refer to collectively as our principal shareholders, we have granted certain registration rights to certain holders of our “registrable shares,” as described below. Under this agreement, “registrable shares” means:

•	any ordinary or preference shares held by any of the principal shareholders or the employees or management of our company; and

•	any ordinary shares of our company issued in respect of the shares described in paragraph (i) above pursuant to stock splits, stock dividends, reclassifications, recapitalizations or similar events;

provided that shares that are registrable shares shall cease to be registrable shares:

•	upon any sale pursuant to a registration statement or Rule 144 under the Securities Act;

•

with respect to a principal shareholder, when such principal shareholder is eligible to sell, transfer or otherwise convey all of such principal shareholder’s registrable shares without restriction pursuant to applicable law; or

•	upon any sale in any manner to a person or entity which is not entitled to the rights provided by the shareholders agreement.

At any time or from time to time after the date falling 180 days after the completion of this offering, subject to the terms of the shareholders agreement and the lock-up agreements described in this prospectus, GS Home Shopping Inc. or SAIF II Mauritius Company Limited may request that our company effect a registration under the Securities Act of all or any part of the registrable shares owned by the principal shareholders.

At any time after our company becomes eligible to file a registration statement on Form F-3 (or any similar or successor form for which our company then qualifies relating to secondary offerings), SAIF II Mauritius Company Limited will have the right to require our company to effect an unlimited number of registration statements of all or any portion of the registrable shares held by SAIF II Mauritius Company Limited.

Whenever our company proposes to file a registration statement including, but not limited to, registration statements relating to secondary offerings of securities of our company (but excluding registration statements relating to the paragraphs above and relating to employee benefit plans or with respect to corporate reorganizations) at any time and from time to time, our company will, at least 30 days prior to such filing, give written notice to all principal shareholders of its intention to do so and, upon the written request of any principal shareholder(s) given within 20 days after our company provides such notice, our company will, as expeditiously as possible, use its reasonable efforts to cause all registrable shares that our company has been requested by such principal shareholder(s) to register or to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such principal shareholder(s), provided that our company shall have the right to postpone or withdraw any such registration effected without obligation to any principal shareholder.

We are obligated to pay registration expenses of all registrations under the shareholders agreement, subject to certain limitations. For this purpose, the term “registration expenses” means all expenses incurred by our company in complying with the shareholders agreement, including (without limitation) all registration and filing fees, exchange listing fees, printing expenses, road show expenses, fees and disbursements of counsel for our company, the reasonable fees and expenses of one special counsel selected by the selling shareholders to represent the selling shareholders, state “blue sky” fees and expenses, fees and expenses of our independent auditors and the expense of any special audits incidental to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of selling shareholders’ own counsel (other than the counsel selected to represent all the selling shareholders).

History of Share Issuances

The following is a summary of our share issuances during the past three fiscal years.

Ordinary and Preference Shares

In November 2009, we issued 2,046,464 ordinary shares to Network18 Holdings Limited for $2,332,969 in cash.

In November 2009, we issued 3,654,437 ordinary shares to Network18 Holdings Limited for $5,000,000 in cash.

In November 2009, we issued 13,542,728 Class G preference shares to GS Home Shopping Inc. for $18,529,160 in cash.

In March 2010, we issued 730,682 Class A preference shares to SAIF II Mauritius Company Limited for $29,227 in cash.

In May 2012, we consummated a share capital reorganization, which included a reduction and subsequent increase in share capital that resulted in an issued share capital of $3,502,056.84 divided into 46,308,665 ordinary shares, 27,700,028 Class A preference shares and 13,542,728 Class G preference shares, held as follows:

•

2,500 Class A preference shares and 46,308,665 ordinary shares being held by Network18 Holdings Limited; prior to the reorganization, Network18 Holdings Limited held 2,500 Class A preference shares, 15,625,000 Class B preference shares and 41,923,401 ordinary shares;

•

27,697,528 Class A preference shares being held by SAIF II Mauritius Company Limited; prior to the reorganization, SAIF II Mauritius Company Limited held 13,664,682 Class A preference shares and 50,000,000 Class B preference shares; and

•	13,542,728 Class G preference shares being held by GS Home Shopping Inc.

Our preference shares will be converted into a total of 41,242,756 ordinary shares on or before the completion of this offering.

Warrants and Related Subordinated Loans

In November 2011, we issued 1,500,000 warrants to purchase Class A preference shares to our three principal shareholders. Network18 Holdings Limited subscribed to 793,000 of these warrants, SAIF II Mauritius Company Limited subscribed to 475,000 and GS Home Shopping Inc. subscribed to 232,000. All of the warrants will be mandatorily convertible into Class A preference shares on a one-for-7.310519 share basis as a result of this initial public offering. The subscription price for the warrants was $10 per warrant, which SAIF II Mauritius Company Limited and GS Home Shopping Inc. paid in full at the time of issuance, and upon conversion of the warrants, neither of these investors will be required to pay additional amounts. Network18 Holdings Limited, however, paid only $7,930 at the time of issuance, with the balance and related accruals thereon payable upon conversion of the warrants. At the time of the issuance of these warrants, Network18 extended us a rupee-denominated subordinated loan in an amount equal to the balance payable by Network18 Holdings Limited on its warrants. The interest rate is equal to the prime lending rate of the State Bank of India, which as of July 31, 2012 was 14.0% per annum, and is reset on a quarterly basis. Interest and principal on this loan are due and payable at the time the warrants are subject to mandatory conversion and will equal the proceeds we receive from Network18 Holdings Limited in connection with this conversion. As of July 31, 2012, the amount outstanding under the loan was 401.5 million ($7.9 million), which was also the largest amount that had been outstanding under the loan up to that date.

In March 2012, we issued 500,000 warrants to purchase Class A preference shares to two of our three principal shareholders. Network18 Holdings Limited subscribed to 422,659 of these warrants and GS Home Shopping Inc. subscribed to 77,341. All of the warrants will be mandatorily convertible into Class A preference shares on a one-for-4.050031 share basis as a result of this initial public offering. The purchase price for the warrants is $10 per warrant, which GS Home Shopping Inc. paid in full at the time of issuance, and upon conversion of the warrants, this investor will not be required to pay additional amounts. Network18 Holdings Limited, however, paid only $4,227 at the time of issuance, with the balance and related accruals thereon payable upon conversion of the warrants. At the time of the issuance of these warrants, Network18 extended us a rupee-denominated subordinated loan in an amount equal to the balance payable by Network18 Holdings Limited on its warrants. The interest rate is equal to the prime lending rate of the State Bank of India, which as of July 31, 2012 was 14.5% per annum, and is reset on a quarterly basis. Interest and principal on this loan are due and payable at the time the warrants are subject to mandatory conversion and will equal the proceeds we receive from Network18 Holdings Limited in connection with this conversion. As of July 31, 2012, the amount outstanding was 191.5 million ($3.8 million), which was also the largest amount that had been outstanding under the loan up to that date.

By the completion of this offering, all outstanding warrants will be converted into an aggregate of 12,990,793 ordinary shares. In addition, the balance payable by Network18 Holdings Limited in connection with this conversion will be applied to repay all amounts due to Network18 under the subordinated loans described above. See “Principal and Selling Shareholders.”

Share Incentive Plans

Under our share option plan, we have granted options to certain of our directors, officers and other employees. As of March 31, 2012, options in respect of an aggregate of 2,1770,000 ordinary shares were outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for any of our securities. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares in the public market in the United States, including ordinary shares issued upon exercise of outstanding options or upon transfer of ordinary shares, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have              outstanding ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares. Of that amount,              ordinary shares, will be publicly held by investors participating in this offering, and ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary shares sold in the offering will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary shares that will be held by existing shareholders are, and ordinary shares issuable upon exercise of options and outstanding following the completion of this offering will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

In connection with this offering, we, our officers and directors, certain of our employees and the selling shareholder and our other principal shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our ordinary shares. The restrictions described in the preceding sentence do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares upon the exercise of options or stock appreciation rights or the conversion of securities outstanding on the date of this prospectus; or

•	the grant by us of share options under our share option plan or stock appreciation rights under our stock appreciation rights scheme.

In addition, in the case of each provider of a lock-up agreement other than our company, the restrictions described above do not apply to:

•	the exercise of share options or stock appreciation rights outstanding on the date of this prospectus; or

•	distributions by such person of shares as a gift, as approved by Citigroup; or

•	distributions by such persons to limited partners or general partners of such person, provided that such recipient or distributee agrees to be bound by the restrictions described above.

Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.

Immediately following the completion of this offering, shareholders subject to lock-up agreements will hold              ordinary shares representing approximately             % of our then outstanding ordinary shares, or              ordinary shares representing approximately             % of our then outstanding ordinary shares, if the underwriters exercise their over-allotment option to purchase additional ordinary shares in full.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who is not, and has not been at any time during the three months preceding a sale, our affiliate and who has beneficially owned ordinary shares that are “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those ordinary shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned ordinary shares that are “restricted securities” for at least one year from the later of the date these ordinary shares were acquired from us or from our affiliate would be entitled to freely sell those ordinary shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned ordinary shares that are “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of ordinary shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ordinary shares on during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons who acquired ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or holding period requirements. However, executive officers that are subject to lock-up arrangements would only become eligible to sell any Rule 701 shares when the lock-up period expires.

Registration Rights

Upon completion of this offering, our existing principal shareholders will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the contractual lock-up described in “— Lock-up Agreements” above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Indian, Cyprus and US federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-Indian, non-US and non-Cyprus tax laws.

To the extent that the discussion relates to matters of Cyprus tax law, it represents the opinion of Aristodemou Loizides Yiolitis LLC, our special Cyprus counsel. To the extent the discussion relates to matters of Indian tax law, it represents the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co., our special Indian counsel. To the extent that the discussion relates to matters of US federal income tax law (not including any of our expectations), and subject to the qualifications herein, it represents the opinion of Sidley Austin LLP, our special US counsel.

Cyprus Taxation

General Cyprus Tax Considerations

Tax Residency. A company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised from Cyprus.

With respect to the individual shareholders, an individual is considered to be a resident of Cyprus for tax purposes if he or she is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in any calendar year.

Rates of Taxation. A company which is considered to be a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus on its worldwide income or other benefits from any business, subject to certain exemptions. Cyprus’ corporate income tax rate is 10%.

A special contribution for the defense of the Republic of Cyprus, or defense tax, also applies to certain selected types of income received by or credited to resident companies. Defense tax applies, subject to certain exemptions, at the following tax rates:

•	3% on 75% of rental income;

•	15% on interest income either not arising in the ordinary course of the business, or not closely connected thereto; and

•

20% on dividend income received from a company tax resident abroad. Such dividends are liable to taxation if (i) the foreign company paying the dividend engages directly or indirectly more than 50% in activities which lead to investment income, and (ii) the foreign tax burden on the income of the company paying the dividend is substantially lower than the tax burden in Cyprus (e.g., a tax rate of 5% or more is not considered to be substantially lower).

Dividend income received by a Cyprus tax resident company from another Cyprus tax resident company is exempt from special contribution for defense unless the dividends are paid indirectly after the expiry of four years from the end of the year in which the profits are generated out of which the dividend is distributed.

Defense tax is levied on the gross amount of income without any deduction for expenses.

Capital gains tax is levied in Cyprus at the flat rate of 20% on profits from the disposal of immovable property located in Cyprus or the shares of companies which own immovable property located in Cyprus (unless the shares are listed on a recognized stock exchange).

Taxation of Income and Gains of Our Holding Company

Gains from the Disposal of Securities. Any gain from disposal of securities by our holding company should be exempt from Cyprus corporate income tax irrespective of the trading nature of the gain, the number of shares held or the holding period. Such gains are also outside the scope of Cyprus capital gains tax provided that the company the shares of which are disposed of does not own directly any immovable property located in Cyprus, or even if it owns such immovable property its shares are listed on a recognized stock exchange.

Profit from the Disposal of Titles is Exempt from Tax. The following investment products fall within the meaning of titles: ordinary shares, founder’s shares, preference shares, options on titles, debentures, bonds, short positions on titles, futures/forwards on titles, swaps on titles, depositary receipts on titles such as ADRs and GDRs, rights of claim on bonds and debentures but not including rights on interest arising from such instruments, index participations only if they represent titles, repurchase agreements or repos on titles, participations on certain companies, units in open-ended or closed-ended collective investment schemes which have been established, registered and operate under the provisions of the law of the country in which they have been established. Examples of such collective investment schemes are: investment trusts, investment funds, mutual funds, unit trusts, real estate investment trusts, international collective investment schemes, undertakings for collective investments in transferable securities and other similar investment organizations.

Dividends to be Received by the Company. Dividend income (whether received from a Cypriot resident or non Cyprus tax resident company) is exempt from Cyprus corporate income tax. Dividend income from a Cypriot tax resident company is exempt from defense tax, unless the dividend is paid indirectly after the expiry of four years from the end of the year in which the profits are generated out of which the dividend is distributed. Dividend income received from non-Cypriot resident companies is exempt from defense tax, unless the company paying the dividend engages more than 50% directly or indirectly in activities which lead to passive income and the foreign tax burden of the company paying the dividend is substantially lower than the tax burden on the income of the company in Cyprus receiving the dividend (in practice “foreign tax burden being significantly lower” means that such company is taxed at an effective tax rate of less than 5%). If the defense tax exemption does not apply, dividends from non-Cypriot resident companies are subject to 20% defense tax. Indian withholding tax can be credited against any such defense tax payable in Cyprus. The amount of the credit cannot exceed the amount which would be ascertained if the amount of the income was computed in accordance with the provisions of Cyprus income tax law.

Interest Income. Any interest accruing to our holding company in the ordinary course of its business, including interest which is loosely connected with the ordinary course of its business qualifies as business income (active interest income) and is subject to corporate income tax in Cyprus at a rate of 10% after the deduction of any relevant business expenses. Such interest income is exempt from defense tax.

If interest income is not considered to arise in the ordinary course of business including interest which is closely connected with the ordinary course of its business, the income is subject to defense tax at a rate of 15% on a gross basis and exempt from corporate income tax. Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of business activities and should as such be exempt from defense tax and only be subject to Cyprus corporate income tax.

As a matter of principle, the assessment of whether interest income is derived from the ordinary course of business is decided on a case-by-case basis.

Deductibility of Interest Expense. According to Cyprus tax law, interest expenses are tax deductible if they are incurred wholly and exclusively for the production of taxable income. However, no deduction is allowed for interest applicable or deemed to be applicable to the cost of purchasing assets not used for business purposes. Under a recent amendment to Cyprus tax law, in cases where shares are acquired directly or indirectly in a wholly owned subsidiary and if the subsidiary does not own any assets not used in the business, there will be no interest expense restriction. In cases where the subsidiary holds assets both used and not used in the business, then the interest restriction will be applied as a percentage of assets not used in business to total assets. This amendment in Cyprus tax law applies to the acquisition of shares after January 1, 2012. For investment in subsidiaries acquired prior to January 1, 2012, interest expense that corresponds (or is deemed to correspond) to the acquisition of the investment should not be tax deductible in Cyprus for a period of seven years. Consequently, if our holding company holds assets that are deemed not to be used in the business, then all or part of the interest incurred by our holding company on loans for the acquisition or financing of such assets should be considered non-deductible for tax purposes in Cyprus for a period of seven years from the date these assets were acquired.

Taxation of Income and Gains of the Shareholders

Gains from Disposal of Shares by the Shareholders. A gain realized on the sale of our shares by a non-resident holder is not subject to taxation in Cyprus.

Dividends to be Received by the Shareholders. Dividends to be received by individual or corporate shareholders non-resident in Cyprus are not subject to taxation in Cyprus, either by way of withholding or otherwise.

Dividends to be received by individual shareholders resident in Cyprus are subject to defense tax at the rate of 20%, and the Company is required to withhold such tax from the dividend.

Deemed Distribution Rules. Defense tax at the rate of 20% is payable by a Cypriot resident company on deemed dividend distributions to the extent its shareholders (both individuals and companies) are Cypriot tax residents. These deemed distribution rules do not apply to non-resident shareholders. Under these rules a Cypriot resident company which does not distribute at least 70% of its after-tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year-end. The amount of this deemed dividend distribution (which is subject to defense tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. Profits for deemed distribution dividend purposes means the accounting profits arrived at using generally acceptable accounting principles but after the deduction of any transfer to reserves as specified by any law. Any offset of group losses as well as any amounts, including additional depreciation, which emanate from or are the result of revaluing movable or immovable property do not affect accounting profits.

Prospective investors are advised to consult their tax advisors with respect to their particular tax situations and the tax effects of an investment in our shares.

Indian Taxation

The discussion contained herein is based on the applicable tax laws of India as in effect on the date hereof and is subject to possible changes in Indian law that may come into effect after such date. The information set forth below is intended to be a general discussion only. Prospective investors should consult their own tax advisers as to the consequences of purchasing the ordinary shares, including, without limitation, the consequences of the receipt of dividend and the sale, transfer or disposition of the ordinary shares.

Dividend payments to our holding company by our subsidiary are subject to withholding or dividend distribution tax in India, at an effective rate of 16.61%, including applicable cess and surcharge. Any dividend income in respect of our ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws so long as our holding company is deemed to be tax resident in Cyprus.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. All of our assets are located in India. The amendments do not deal with the interplay between the Indian Income Tax Act, 1961, as amended, and the double taxation avoidance agreements that India has entered into with countries such as the United States, in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear.

U.S. Federal Income Taxation

The following summary describes the material United States federal income tax consequences associated with the acquisition, ownership and disposition of our ordinary shares as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) and does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the ordinary shares. Except where noted, this summary applies only to a U.S. Holder that holds shares as capital assets for United States federal income tax purposes. As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not describe alternative minimum tax consequences or all of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are a broker, a dealer or trader in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a cooperative, an insurance company, a pension plan, a tax-exempt entity, a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale, a wash sale or a straddle, a person who owns or is deemed to own 10% or more of our voting stock, a person holding our shares in connection with a trade or business conducted outside of the United States, a partnership or other pass-through entity for United States federal income tax purposes, a U.S. expatriate or a person whose “functional currency” for United States federal income tax purposes is not the United States dollar. The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our shares or a partner in a partnership holding our shares, you should consult your tax advisors as to the particular United States federal income tax consequences of acquiring, holding and disposing of the shares.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any other consequences to you arising under U.S. federal, state and local laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions on the shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not expect to keep track of earnings and profits in accordance with United States federal income tax principles, you should expect that a distribution in respect of the ordinary shares will generally be treated and reported as a dividend to you. Such dividend income will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We have applied to list ordinary shares on the NYSE and expect such shares to be considered readily tradable on an established securities market. We would also be a qualified foreign corporation if we are eligible for the benefits of the income tax treaty between the United States and Cyprus, (or another income tax treaty within the United States). However, even if the shares are readily tradable on an established securities market in the United States and/or we are eligible for the benefits of the income tax treaty between the United States and Cyprus, (or another income tax treaty within the United States) we will not be treated as a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

Subject to certain conditions and limitations imposed by United States federal income tax rules relating to the availability of the foreign tax credit, some of which vary depending upon the U.S. Holder’s circumstances, any foreign withholding taxes on dividends will be treated as foreign taxes eligible for credit against your United States federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute “passive category income.”

The rules governing the foreign tax credit are complex and involve the application of rules that depend on your particular circumstances. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we were a PFIC for our taxable year ending March 31, 2012 and do not expect to be a PFIC for United States federal income tax purposes for our taxable year ending March 31, 2013, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, a non-United States corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which:

•	at least 75% of its gross income is passive income (the “income” test), or

•	at least 50% of the value (determined based on a quarterly average) of its gross assets is attributable to assets that produce, or are held for the production of, passive income (the “asset” test).

For this purpose, passive income generally includes dividends, interest, royalties and rents (except for certain royalties and rents derived from the active conduct of a trade or business), certain gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests described above, as directly owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we were a PFIC for any year during which you hold our shares, we would continue to be treated as a PFIC for all succeeding years during which you held our shares unless we cease to be a PFIC and you make a “deemed sale” election with respect to our shares. If such election is made, you will be deemed to have sold our shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, our shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for your ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest applicable tax rate in effect for corporations or individuals, as appropriate, for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the shares as capital assets.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013 if we are a PFIC in our taxable year in which such dividends are paid or in the preceding taxable year.

You will be required to file Internal Revenue Service Form 8621 annually regarding any distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares if you hold our ordinary shares in any year in which we are classified as a PFIC, and other reporting requirements may apply.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Under these circumstances, a U.S. Holder would be subject to United States federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, as defined in applicable U.S. Treasury Regulations. We have applied to list ordinary shares on the NYSE and expect such shares to be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC, as ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares in a year in which we are a PFIC will be treated as ordinary income. Any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. A mark-to-market election should be made by filing IRS Form 8621 in the first taxable year during which the U.S. Holder held the ordinary shares and in which we are a PFIC. A mark-to-market election would not be available with respect to a subsidiary PFIC of ours that a U.S. Holder is deemed to own for the purposes of the PFIC rules; accordingly, a U.S. Holder would not be able to mitigate certain of the adverse U.S. “excess distribution” federal income tax consequences of its deemed ownership of stock in our subsidiary PFICs by making a mark-to-market election. You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

Alternatively, holders of PFIC shares can sometimes avoid the rules described above by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements, or furnish you with the information, necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

Sale or Other Disposition of Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange or other taxable disposition of an ordinary share in an amount equal to the difference between the amount realized for the share and your tax basis in the ordinary share, in each case as determined in United States dollars. Subject to the discussion above under “Passive Foreign Investment Company,” such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for U.S. foreign tax credit purposes and will generally constitute passive category income or less.

As discussed below under “Taxation — Indian Taxation,” US Holders may be subject to Indian tax with respect to any income arising from the sale of ordinary shares. Because any gain recognized by a US Holder is generally treated as United States source gain, if any Indian tax is imposed on such gain, the US Holder may not be able to utilize the foreign tax credit relating to such Indian tax unless such holder has foreign source income in the same category from other sources. You are encouraged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ordinary shares and the proceeds from the sale, exchange or redemption of our ordinary shares that are paid to you within the United States or through certain U.S.-related financial intermediaries, unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to (i) provide a taxpayer identification number or (ii) certify that you are not subject to backup withholding. U.S. Holders who are required to establish their exemption from backup withholding must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recent Tax Legislation

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the ordinary shares.

Under recently enacted legislation, the Hiring Incentives to Restore Employment Act (the “HIRE Act”), individuals that (i) are either (a) a U.S. citizen, (b) a resident alien for any part of the year, (c) a nonresident alien that has made an election to be treated as a resident alien for purposes of filing a joint U.S. federal income tax return or (d) a nonresident alien who is a bona fide resident of American Samoa or Puerto Rico and (ii) own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year (or with an aggregate value in excess of $75,000 at any time during the taxable year), will generally be required to file an information report on IRS Form 8938 with respect to such assets with their U.S. federal tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of shares of our ordinary stock.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling shareholders have agreed to sell to that underwriters, the number of ordinary shares set forth opposite the underwriter’s name.

Underwriter	Number of Ordinary shares
Citigroup Global Markets Inc

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ordinary shares (other than those covered by the over-allotment option described below) if they purchase any of the ordinary shares.

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per ordinary share. If all the ordinary shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us and the selling shareholders that they do not intend to make sales to discretionary accounts.

If the underwriters sell more ordinary shares than the total number set forth in the table above, we and some of the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to              purchase up to additional ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ordinary shares approximately proportionate to that underwriter’s initial purchase commitment. Any ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other ordinary shares that are the subject of this offering.

We, our officers and directors, certain of our employees and the selling shareholders and our other principal shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our ordinary shares. The restrictions described in the preceding sentence do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares upon the exercise of options or stock appreciation rights or the conversion of securities outstanding on the date of this prospectus; or

•	the grant by us of share options under our share option plan or stock appreciation rights under our stock appreciation rights scheme.

In addition, in the case of each provider of a lock-up agreement other than our company, the restrictions described above do not apply to:

•	the exercise of share options or stock appreciation rights outstanding on the date of this prospectus; or

•	distributions by such person of shares as a gift, as approved by Citigroup; or

•	distributions by such persons to limited partners or general partners of such person, provided that such recipient or distributee agrees to be bound by the restrictions described above.

Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price for the ordinary shares was determined by negotiations between us, the selling shareholders and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our ordinary shares have been approved for listing on              under the symbol “            .”

The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by NW18 HSN Holdings Plc		Paid by Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We and the selling shareholders estimate that our respective portions of the total expenses of this offering will be $             and $            . The estimated expenses of this offering that are payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.3 million, including registration fees of approximately $10,000, listing fees of approximately $150,000, estimated printing fees of approximately $650,000, estimated legal fees and expenses of approximately $1.2 million and estimated accounting fees and expenses of approximately $300,000.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•

Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum. Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on                     , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us, including payment gateway services, in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments or the securities and instruments of our principal shareholders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters may be contacted at the following address: Citigroup Global Markets Inc., c/o Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, USA.

Notice to Prospective Investors in the European Economic Area.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ordinary shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the ordinary shares have not authorized and do not authorize the making of any offer of ordinary shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ordinary shares as contemplated in this prospectus. Accordingly, no purchaser of the ordinary shares, other than the underwriters, is authorized to make any further offer of the ordinary shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ordinary shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in India

This document has not been and will not be registered as a prospectus or a statement in lieu of prospectus with any registrar of companies in India. This document has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This document and this offering of ordinary shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 1956, as amended, our ordinary shares have not been, and will not be, offered or sold to the public or any member of the public in India. This document is strictly personal to the recipient and neither this document nor the offering of our ordinary shares is calculated to result, directly or indirectly, in our ordinary shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer.

Notice to Prospective Investors in Cyprus

This offering of ordinary shares may not be offered, marketed or sold in the Republic of Cyprus.

LEGAL MATTERS

We are being represented by Sidley Austin LLP with respect to legal matters of United States federal securities and New York state laws. Certain legal matters of United States federal securities and New York state laws in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the ordinary shares offered in this offering and legal matters as to Cyprus law will be passed upon for us by Aristodemou Loizides Yiolitis LLC. Certain legal matters as to Indian law will be passed upon for us by Amarchand & Mangaldas & Suresh A. Shroff & Co. and for the underwriters by Khaitan & Co. Latham & Watkins LLP may rely upon Khaitan & Co. with respect to certain matters governed by Indian law and upon Aristodemou Loizides Yiolitis LLC with respect to matters governed by Cyprus law.

EXPERTS

Our consolidated statement of financial positions as at April 1, 2009, March 31, 2010, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2012, have been included herein in reliance upon the report of Grant Thornton India LLP, an independent registered public accounting firm, appearing elsewhere herein, on the authority of such firm as experts in accounting and auditing. The offices of Grant Thornton India LLP are located at L-41, Connaught Circus, New Delhi, 110001.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete and reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act applicable to foreign private issuers, which are different from the requirements applicable to domestic US issuers. As a foreign private issuer, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. We intend to submit to the SEC quarterly reports on Form 6-K, which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F, which will include audited annual financial information. As we are a foreign private issuer, our annual report on Form 20-F will be due within 120 days after the end of each fiscal year.

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

The registration statement on Form F-1, including relevant exhibits and schedules, will be filed with the Registrar of Companies in Nicosia, Cyprus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TV18 HSN Holdings Limited

We have audited the accompanying consolidated statements of financial position of TV18 HSN Holdings Limited and its subsidiary (collectively “the Company”) as at April 1, 2009, March 31, 2010, March 31, 2011 and March 31, 2012, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TV18 HSN Holdings Limited and its subsidiary as at April 1, 2009, March 31, 2010, March 31, 2011 and March 31, 2012, and the results of their operations and their cash flows for each of the three years ended March 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grant Thornton India LLP

New Delhi, India

August 29, 2012

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
		(in US$)
ASSETS

Non-current assets
Goodwill	5	—	—	—	195,465
Other intangible assets	6	81,897	67,704	182,566	234,624
Property, plant and equipment	7	3,425,502	3,485,763	3,986,803	3,130,542
Security deposits	9.2	315,826	488,585	511,895	482,725
Current tax assets		287,977	714,711	1,616,124	2,162,333
Other non-current assets	10	202,795	120,815	174,678	289,076

Total non-current assets		4,313,997	4,877,578	6,472,066	6,494,765

Current assets
Trade receivables	12	495,176	893,393	639,087	1,100,339
Bank deposits and short term investments	9.3	1,599,538	22,302,159	5,900,132	680,176
Cash and cash equivalents	14	5,663,742	1,317,103	1,873,147	1,449,065
Other current assets	13	4,172,103	5,699,665	7,486,589	12,071,208

Total current assets		11,930,559	30,212,320	15,898,955	15,300,788

Total assets		16,244,556	35,089,898	22,371,021	21,795,553

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — (Continued)

	Notes	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
		(in US$)
EQUITY (DEFICIT) AND LIABILITIES
EQUITY (DEFICIT)
Share capital	16.1	1,966,360	5,390,332	5,390,332	5,390,332
Share premium	16.2	4,398,000	62,601,357	62,601,357	62,601,357
Convertible warrants		—	—	—	7,077,930
Accumulated deficit		(30,376,741)	(45,454,105)	(58,132,255)	(80,674,748)
Employee share based payment reserve		1,717,689	2,599,180	3,954,097	4,523,218
Currency translation reserve		—	870,166	907,541	(244,523)
Advance against share capital		—	—	825	22,230

Total equity (deficit)		(22,294,692)	26,006,930	14,721,897	(1,304,204)

LIABILITIES

Non-current liabilities
Employee benefits obligations	17.2	11,648	33,080	62,077	108,747
Loans and borrowings	9.5	26,326,703	21,638	21,727	—
Derivative financial liabilities	9.4	4,340,000	—	—	—

Total non-current liabilities		30,678,351	54,718	83,804	108,747

Current liabilities
Employee benefits obligations	17.2	102,767	103,421	215,992	251,747
Trade payables	19.1	5,688,892	4,642,641	2,668,984	6,264,528
Loans and borrowings	9.5	37,507	10,818	—	11,313,068
Derivative financial liabilities	9.4	—	—	—	180,000
Bank overdraft		5,348	1,160,080	565,635	575,736
Current tax liabilities		—	—	1,489	—
Other current liabilities	19.2	2,026,383	3,111,290	4,113,220	4,405,931

Total current liabilities		7,860,897	9,028,250	7,565,320	22,991,010

Total liabilities		38,539,248	9,082,968	7,649,124	23,099,757

Total equity (deficit) and liabilities		16,244,556	35,089,898	22,371,021	21,795,553

(The accompanying notes are an integral part of these consolidated financial statements)

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Notes	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
		(in US$)
Revenue from operations	15	14,641,660	19,193,976	24,457,696
Employee benefits expense	17	(4,331,792)	(6,250,058)	(8,565,265)
Freight and collection expenses		(4,625,708)	(6,614,492)	(11,831,176)
Carriage fees		(4,278,553)	(5,254,384)	(6,196,806)
Airtime expenses		(293,165)	(631,075)	(264,773)
Call centre expenses		(1,073,360)	(2,026,997)	(3,378,750)
Advertisement and business promotion expenses		(2,169,498)	(3,854,693)	(7,440,183)
Other operating expenses	18	(4,488,310)	(7,357,820)	(8,282,000)
Depreciation and amortization	6 & 7	(773,550)	(989,612)	(1,249,653)
Finance income	20.1	730,217	1,159,520	1,092,729
Finance costs	20.2	(8,412,815)	(51,026)	(884,312)

Loss before tax		(15,074,874)	(12,676,661)	(22,542,493)

Income tax expense	21	(2,490)	(1,489)	—

Loss after tax		(15,077,364)	(12,678,150)	(22,542,493)

Other comprehensive income (loss):
Exchange differences on translating foreign operations		870,166	37,375	(1,152,064)

Total comprehensive loss for the year attributable to the owners of the Company		(14,207,198)	(12,640,775)	(23,694,557)

Loss per share (basic and diluted)	22	(0.27)	(0.18)	(0.33)

(The accompanying notes are an integral part of these consolidated financial statements)

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2010	Year Ended March 31, 2011	Year Ended March 31, 2012
	(in US$)
(A) Cash flow from operating activities

Loss before tax	(15,074,874)	(12,676,661)	(22,542,493)

Adjustments for:
Depreciation and amortization	773,550	989,612	1,249,653
Finance costs	8,412,815	51,026	884,312
Employee share based payment expense	881,491	1,354,917	569,121
Finance income	(730,217)	(1,159,520)	(1,092,729)
Changes in trade payables and other current liabilities	(881,665)	(909,587)	4,506,453
Changes in trade receivables	(318,804)	258,665	(576,852)
Changes in security deposits and other current assets	(919,601)	(1,692,649)	(5,194,302)

Cash used in operations	(7,857,305)	(13,784,197)	(22,196,837)
Net proceeds from the sale of short term investments	1,088,408	830,117	—
Taxes paid	(374,177)	(861,716)	(800,938)

Net cash used in operating activities	(7,143,074)	(13,815,796)	(22,997,775)

(B) Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(388,894)	(1,555,446)	(958,704)
Consideration for business combination	—	—	(207,813)
Proceeds from sale of property, plant and equipment	1,278	238	—
Interest received	65,637	1,442,315	372,982
Investment in bank deposits	(20,007,390)	—	—
Proceeds from maturity of bank deposits	—	15,133,801	4,651,912

Net cash (used in)/from investing activities	(20,329,369)	15,020,908	3,858,377

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended March 31, 2010	Year Ended March 31, 2011	Year Ended March 31, 2012
	(in US$)
(C ) Cash flows from financing activities
Proceeds from issue of equity shares	25,891,357	—	—
Proceeds from borrowings	—	—	10,733,583
Advance against share capital received	—	825	21,405
Repayment of borrowings	(3,176,666)	(10,856)	(11,219)
Interest paid on borrowings	(397,088)	(51,026)	(221,287)
Issue of convertible warrant classified as equity	—	—	7,077,930
Issue of convertible warrant classified as liability	—	—	777,637

Net cash from/(used in) financing activities	22,317,603	(61,057)	18,378,049

Net change in cash and cash equivalents	(5,154,840)	1,144,055	(761,349)
Cash and cash equivalents at the beginning of the year (net of bank overdraft)	5,658,394	157,023	1,307,512
Effect of exchange differences on cash and cash equivalents	(346,531)	6,434	327,166

Cash and cash equivalents at the end of the year (net of bank overdraft)	157,023	1,307,512	873,329

Note:

Non-cash transaction: During the year ended March 31, 2010, pursuant to the shareholders’ agreement entered into between the shareholders of the Company i.e. Network18 Holdings Limited, Mauritius, SAIF II Mauritius Company Limited and GS Home Shopping Inc. (‘GSHS’), GSHS was issued Class G Preference Shares convertible into ordinary shares in the ratio of 1:1. Further, in accordance with the aforementioned shareholders’ agreement, the conversion ratio of Class B preference shares into Class A preference shares (whose conversion ratio into ordinary shares of the Company is fixed at 1:1 — Refer Note 16.1) and ordinary shares was fixed and accordingly an amount of US$ 35,735,972 was reclassified to equity from derivative liability (US$ 9,120,000) and financial liability at amortized cost (US$ 26,615,972).

(The accompanying notes are an integral part of these consolidated financial statements)

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)

	Share Capital	Share Premium	Convertible Warrants(1)	Accumulated Deficit	Employee Share Based Payment Reserve	Currency Translation Reserve	Advance Against Share Capital	Total Attributable to Owners of Parent
	(in US$)
Balance as at April 1, 2009	1,966,360	4,398,000	—	(30,376,741)	1,717,689	—	—	(22,294,692)
Share based payment expense	—	—	—	—	881,491	—	—	881,491
Reclassification to equity on account of fixing of conversion ratio of Class B preference shares into Class A preference shares and ordinary shares (Refer Note 16.1)	2,625,000	33,110,972	—	—	—	—	—	35,735,972
Issue of share capital	798,972	25,092,385	—	—	—	—	—	25,891,357

Transactions with owners	3,423,972	58,203,357	—	—	881,491	—	—	62,508,820
Loss for the year	—	—	—	(15,077,364)	—	—	—	(15,077,364)

Other comprehensive income:
Exchange differences on translating foreign operation	—	—	—	—	—	870,166	—	870,166

Total comprehensive loss for the year	—	—	—	(15,077,364)	—	870,166	—	(14,207,198)

Balance as at March 31, 2010	5,390,332	62,601,357	—	(45,454,105)	2,599,180	870,166	—	26,006,930

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Share Capital	Share Premium	Convertible Warrants(1)	Accumulated Deficit	Employee Share Based Payment Reserve	Currency Translation Reserve	Advance Against Share Capital	Total Attributable to Owners of Parent
	(in US$)
Balance as at April 1, 2010	5,390,332	62,601,357	—	(45,454,105)	2,599,180	870,166	—	26,006,930
Exercise price for share options exercised	—	—	—	—	—	—	825	825
Share based payment expense	—	—	—	—	1,354,917	—	—	1,354,917

Transactions with owners	—	—	—	—	1,354,917	—	825	1,355,742
Loss for the year	—	—	—	(12,678,150)	—	—	—	(12,678,150)

Other comprehensive income:
Exchange differences on translating foreign operation	—	—	—	—	—	37,375	—	37,375

Total comprehensive loss for the year	—	—	—	(12,678,150)	—	37,375	—	(12,640,775)

Balance as at March 31, 2011	5,390,332	62,601,357	—	(58,132,255)	3,954,097	907,541	825	14,721,897

TV18 HSN HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Share Capital	Share Premium	Convertible Warrants(1)	Accumulated Deficit	Employee Share Based Payment Reserve	Currency Translation Reserve	Advance Against Share Capital	Total Attributable to Owners of Parent
	(in US$)
Balance as at April 1, 2011	5,390,332	62,601,357	—	(58,132,255)	3,954,097	907,541	825	14,721,897
Issue of convertible instruments (net of subscription amount receivable)	—	—	7,077,930	—	—	—	—	7,077,930
Share based payment expense	—	—	—	—	569,121	—	—	569,121
Exercise price for share options exercised	—	—	—	—	—	—	21,405	21,405

Transactions with owners	—	—	7,077,930	—	569,121	—	21,405	7,668,456
Loss for the year	—	—	—	(22,542,493)	—	—	—	(22,542,493)

Other comprehensive income:
Exchange differences on translating foreign operation	—	—	—	—	—	(1,152,064)	—	(1,152,064)

Total comprehensive loss for the year	—	—	—	(22,542,493)	—	(1,152,064)	—	(23,694,557)

Balance as at March 31, 2012	5,390,332	62,601,357	7,077,930	(80,674,748)	4,523,218	(244,523)	22,230	(1,304,204)

(1)	During the year ended March 31, 2012, the Company issued 793,000, 475,000 and 232,000 warrants to its shareholders — Network 18 Holdings Limited, SAIF II Mauritius Company Limited and GS Home Shopping Inc. respectively. The warrants are convertible into Class A preference shares in the ratio of 1:1 (also refer Note 26c).

(The accompanying notes are an integral part of these consolidated financial statements)

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1    Nature of operations

TV18 HSN Holdings Limited (“the Company”) was incorporated in Cyprus on April 29, 2006 under the Cyprus Companies Law, Cap 113.

TV18 HSN Holdings Limited through its subsidiary, TV18 Home Shopping Network Limited (hereinafter collectively referred to as “the Group”), is primarily engaged in providing the platform to vendors for the distribution of consumer goods through the television channel owned by TV 18 Home Shopping Network Limited, its website and call centers.

2    General information and statement of compliance with IFRS

The Company is a ‘Company limited by shares’ incorporated and domiciled in Cyprus. The address of the Company’s registered office and principal place of business is 10, Diomidous Street, Alphamega Akropolis Building, 3rd Floor, Office 401, 2024 Nicosia, Cyprus.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Group’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS is April 1, 2009.

3    Summary of significant accounting policies

3.1    Overall considerations and first-time adoption of IFRS

The consolidated financial statements have been prepared using accounting policies specified by those IFRSs that are in effect at March 31, 2012.

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below. These accounting policies have been applied in preparing the consolidated financial statements for the years ended March 31, 2010, March 31, 2011 and March 31, 2012 and the opening consolidated statement of financial position at the date of transition (except for certain exemptions available/exceptions to retrospective application upon transition to IFRS), hereinafter referred to as “the financial statements” or “these financial statements.” The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the financial statements of the entities within the Group as at April 1, 2009 prepared as per the respective previous generally accepted accounting principles (“GAAP”), are recognized directly in equity (deficit) at the date of transition to IFRS.

The Group has applied IFRS 1 First-time Adoption of International Financial Reporting Standards (Revised 2008) in preparing these financial statements. As the holding company, TV18 HSN Holdings Limited, Cyprus was not required under its local laws to prepare and issue consolidated financial statements as per its previous GAAP, these financial statements do not include reconciliations from a previous GAAP to IFRS.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IFRS 1 provides mandatory and optional exemptions of which the Group has applied the following, on transition to IFRS in these financial statements:

Retirement benefit obligations

The Group has applied the exemption under IFRS 1 relating to the disclosure of the present value of defined benefit obligations for the current and previous four annual periods. In accordance with the exemption such disclosure has been made only for the accounting periods prospectively from the date of transition to IFRS, i.e. April 1, 2009.

Currency translation reserve

The Group has deemed the foreign currency translation differences at the date of transition to be zero. After the date of transition, translation differences arising on translation of foreign operation are recognized in consolidated Statement of Comprehensive Income (Loss) and included in a separate ‘currency translation reserve’ within equity.

Estimates

The Group has used estimates under IFRS that are consistent with those applied under previous GAAP (with adjustment for accounting policy differences).

An overview of standards, amendments and interpretations to IFRSs issued but not yet effective, and which have not been adopted early by the Group are presented in note 3.23.

3.2    Presentation of financial statements

The financial statements are presented in accordance with IAS 1 Presentation of Financial Statements (Revised 2007). The Group has elected to present all items of income and expenses recognized in the year in a single ‘Statement of Comprehensive Income (Loss).’

The Group has presented four statements of financial position in its first IFRS financial statements.

3.3    Basis of consolidation

The Group’s consolidated financial statements include financial statements of TV18 HSN Holding Limited, the parent company and of its subsidiary TV18 Home Shopping Network Limited (“its Subsidiary” or “the Subsidiary”) as at April 1, 2009 and for the years ended March 31, 2010, March 31, 2011 and March 31, 2012.

All transactions and balances between the Company and its subsidiary are eliminated on consolidation including unrealized gains and losses on transactions between entities within the Group. Amounts reported in the financial statements of subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

3.4    Business combinations

Business combinations are accounted for using the acquisition method under the revised IFRS 3 Business Combinations (IFRS 3R). The consideration transferred by the Group to obtain control of a business is calculated

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Group recognizes identifiable assets acquired and liabilities assumed, including contingent liabilities, in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses.

If the fair values of identifiable net assets exceed the sum calculated above, the excess amount i.e (gain on a bargain purchase) is recognized in profit or loss immediately.

3.5    Foreign currency translation

Functional and presentation currency

The financial statements are presented in US Dollar (“US$”) which is also the functional currency of the parent company. The functional currency of the Company has been determined as US$ since majority of the funding of the Company is denominated in US$. The functional currency of the Subsidiary is Indian Rupees (“INR”).

Foreign currency transactions and balances

Foreign currency transactions are initially recorded in the functional currency of the applicable company using the spot exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in the profit or loss of the period in which they arise.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

Foreign operations

In the Group’s financial statements, all assets, liabilities and transactions of the Subsidiary are translated into US$ upon consolidation. The functional currency of the Subsidiary of the Group was Indian Rupees and has remained unchanged during the reporting period.

Assets and liabilities have been translated into US$ at the closing rate at the applicable statement of financial position date. Income and expenses have been translated into US$ the average rate prevailing over of the year. Exchange differences are charged/credited to other comprehensive income and recognized in the currency translation reserve in equity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.6    Segment reporting

IFRS 8 “Operating Segments” requires the segment information presented in the financial statements to be that which is used internally by the chief operating decision maker to evaluate the performance of the business and decide how to allocate resources.

The Group has two channels of promoting the sales of its vendors i.e. web site (www.homeshop18.com) and television channel. The Group has identified following two operating segments:

Television (“TV”) Business — is on account of the commission income generated from the vendors based on sales through the broadcast of the television channel Home Shop 18.

Internet business — is on account of the commission income generated from the vendors based on sales through the Subsidiary’s website www.homeshop18.com.

Management monitors the operating results of the aforementioned segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest, tax, depreciation and amortization. The Group’s chief operating decision maker is not provided information on segment assets and liabilities and accordingly this information has not been disclosed in the footnote on segment reporting.

Segment information is presented in accordance with IFRS 8 for years ended March 31, 2011 and March 31, 2012 since the Internet business was commenced in the year ended March 31, 2011 only. There was no effect on the recognition and measurement of financial statement items upon transition to IFRS.

3.7    Revenue

Revenue primarily comprises agency commission earned and reimbursement of freight and collection expenses from vendors.

Revenue is measured by reference to the fair value of consideration received or receivable by the Group for services provided.

Revenue is recognized when the amount of revenue can be measured reliably, collection is probable, the costs incurred or to be incurred can be measured reliably, and when the criteria of recognition have been met.

Agency commission revenue and reimbursement of freight and collection expenses is recognized at the time of delivery of products by the courier companies to customers in accordance with contracted terms with the vendors.

3.8    Operating and other expenses

Operating and other expenses are recognized in Statement of Comprehensive Income (Loss) upon utilization of the service.

3.9    Intangible assets

Intangible assets include acquired software used in production / administration. These are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lives, as these assets are considered to have a finite life. Residual values and useful lives are reviewed at each reporting date. In addition, they are subject to impairment testing as further discussed in note 3.12. The useful life of intangibles has been estimated to be 5 years.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Costs associated with maintaining computer software, i.e. expenditure relating to patches and other minor updates as well as their installation, is expensed as incurred.

All amortization and impairment charges (or reversals if any) are included within ‘Depreciation and amortization.’

3.10    Property, plant and equipment

Leasehold improvements, IT and office equipment, plant and machinery and electrical installations, furniture and fixtures and vehicles are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, if any.

Depreciation is recognized on a straight-line basis based on useful life to write down the cost less estimated residual value of property, plant and equipment. The periods generally applicable are:

Asset Description	Useful Life
IT and office equipment	3-7 years
Plant and machinery and electrical installations	2-8 years
Furniture and fixtures	7-10 years
Vehicles	7 years

Leasehold improvements are amortized over the expected useful lives of the underlying assets (determined by reference to comparable owned assets) or over the term of the lease, whichever is shorter.

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the Statement of Comprehensive Income (Loss).

3.11    Operating leases

Leases other than those which transfer substantially all the risks and benefits incidental to ownership of the leased item are treated as operating leases. Operating lease payments are recognized as an expense in the Statement of Comprehensive Income (Loss) on a straight line basis over the lease term.

3.12    Impairment testing of goodwill, intangible assets and property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management monitors goodwill.

Cash-generating units to which goodwill has been allocated are tested for impairment at least annually. Individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro rata to the assets in the cash-generating unit. With the exception of goodwill all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed, if the cash-generating unit’s recoverable amount exceeds its carrying amount.

3.13    Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of a financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all related substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value plus transactions costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	Loans and receivables

•	Financial assets at fair value through profit or loss (“FVTPL”)

•	Held-to-maturity investments (“HTM”)

•	Available-for-sale financial assets (“AFS”).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within ‘finance costs’ or ‘finance income,’ except for impairment of trade receivables which is presented within ‘other operating expenses.’

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when there is other objective evidence that a specific counterparty will default. Impairment of loans and receivables are recognized in the consolidated Statement of Comprehensive Income (Loss) within “other operating expenses”

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The fair values of derivative financial instruments are determined by reference to active market transactions or using a valuation technique where no active market exists.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Group has the intention and ability to hold them until maturity.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in Statement of Comprehensive Income (Loss) and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss and presented as a reclassification adjustment within the Statement of Comprehensive Income (Loss). Interest calculated using the effective interest method and dividends are recognized in profit or loss within ‘finance income.’

Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables and derivative financial instruments.

Financial liabilities are measured subsequently at amortized cost using the effective interest method except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss. All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.

All interest-related charges are included within ‘finance costs.’

Derivative financial instruments

A specific accounting treatment is required for derivatives designated as hedging instruments in cash flow hedge relationships. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence of the hedged transaction and hedge effectiveness. All other derivative financial instruments are accounted for at fair value through profit or loss. The Group has not designated any financial instruments as hedging instruments.

Derivative financial instruments are carried at fair value determined in accordance with a valuation technique with differences in transaction price and fair value so determined recognized in profit or loss.

3.14    Income taxes

Tax expense comprises the sum of deferred tax and current tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, revenue authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting profit. Deferred tax on temporary differences associated with investments in subsidiary is not provided if reversal of these temporary differences can be controlled by the Group and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income based on the Group’s forecast of future operating results which are adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Group has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

3.15    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, in current accounts and deposits accounts that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

3.16    Equity, reserves and dividend payments

Share capital represents the nominal value of shares that have been issued.

Additional paid-in-capital includes any premiums received on issue of share capital and other contribution of shareholders of the Group. Any transaction costs associated with the issuing of shares are deducted from additional paid-in-capital, net of any related income tax benefits.

Foreign currency translation differences arising on the translation of the Subsidiary are included in the currency translation reserve (Refer note 3.5).

Retained earnings include current and prior period retained profits.

All transactions with owners of the parent are recorded separately within equity.

3.17    Post-employment benefits and short-term employee benefits

Post-employment benefits

The Group provides post-employment benefits through defined contribution and defined benefit plans.

A defined contribution plan is a plan under which the Group pays fixed contributions into an independent fund administered by the government. The Group has no legal or constructive obligations to pay further

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contributions after its payment of the fixed contribution. The contributions recognized in respect of defined contribution plans are expensed in the period that relevant employee services are rendered.

Plans that do not meet the definition of a defined contribution plan are defined benefit plans. The defined benefit plan sponsored by the Group defines the amount of benefit that an employee will receive on retirement by reference to length of service and final salary.

The liability recognized in the statement of financial position for the defined benefit plans is the present value of the defined benefit obligation (“DBO”) at the reporting date, together with adjustments for unrecognized actuarial gains or losses and past service costs.

Management estimates the DBO annually with the assistance of independent actuaries. The estimate of its post-retirement benefit obligations is based on standard rates of inflation, medical cost trends and mortality. It also takes into account the Group’s specific anticipation of future salary increases. Discount factors are determined close to each year-end by reference to government bonds that have terms to maturity approximating the terms of the related liability. Any actuarial gains or losses are recognized in the statement of other comprehensive income in the period in which they arise.

Interest expenses related to DBO are included in “finance costs” in profit or loss and all other post-employment benefit expenses are included in employee benefits expense.

Short-term employee benefits

Short term employee benefits such as salaries, bonus, paid annual leave and sick leave are accrued in the year in which the associated services are rendered by employees of the Group.

The liability in respect of compensated absence becomes due or is expected to be availed with one year from the reporting date and is accordingly considered as short term employee benefits and included in ‘employee benefits obligations’ measured at the undiscounted amount that the Group expects to pay as a result of the unused entitlement.

3.18    Share-based employee remuneration

The Group operates equity-settled share-based remuneration plans for its employees. None of the Group’s currently effective plans feature any options for a cash settlement.

Employee services received in exchange for the grant of any share-based payment are measured at their fair values. Where employees are rewarded using share-based payments, the fair values of employees services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is measured at the grant date.

Share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to ‘Employee share based payment reserve’ within equity.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as additional paid-in-capital.

3.19    Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes or onerous contracts. Provisions are not recognized for future operating losses.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

3.20    Earnings (loss) per share

Basic earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of shares entitled to distribution of profits outstanding during the period.

Diluted earnings or loss per share is determined by adjusting the profit or loss attributable to shareholders entitled to distribution of profits and the weighted average number of shares outstanding for the effects of all potential dilutive shares which comprise share options granted to employees and convertible instruments issued to shareholders.

3.21    Significant management judgment in applying accounting policies

The following are significant management judgments in applying the accounting policies of the Group that have the most significant effect on the financial statements. Key estimation uncertainties are described in note 3.22.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxation

The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Group’s latest approved budget forecast, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Determination of functional currency of entities within the Group

The functional currency of the holding company is determined to be the currency in which funds from financing activities are generated and dividend to shareholders shall be distributed. The functional currency of the subsidiary company is determined to be the currency of the primary economic environment in which it operates.

3.22    Estimation uncertainty

When preparing the financial statements management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

The actual results are likely to differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results.

Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Share-based employee remuneration (note 17.1)

The share options granted by the Group to its employees have been valued indirectly with respect to the fair values of the equity instruments granted, using valuation techniques. In valuing the share options, the management is required to estimate the inputs made to the valuation models. These inputs include, inter alia, fair value of the shares of the Company at the grant date, volatility of shares, risk free rate of return, dividend yield and expected life of the option.

Useful lives of depreciable assets (note 7)

The assessment of the useful lives of these assets requires judgment. Depreciation and amortization is charged to the Statement of Comprehensive Income (Loss) based on the useful life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.

Assessing whether assets meet the required criteria for initial capitalization requires judgment. This requires a determination of whether the assets will result in future benefits to the Group.

Defined benefit liability (note 17.2)

Management estimates the defined benefit liability annually with the assistance of independent actuaries; however, the actual outcome may vary due to estimation uncertainties. The defined benefit liability is based on, inter alia, standard rates of inflation, medical cost trends and mortality. It also takes into account the Group’s

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

specific anticipation of future salary increases. Discount factors are determined close to each year-end by reference to government bond rates that have terms to maturity approximating the terms of the related liability.

Fair value measurement considerations (note 9)

Fair value of financial instruments for which no active market exists is established using a valuation technique. Valuation techniques include, inter alia, using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

3.23    Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Group.

Management anticipates that all of the relevant pronouncements will be adopted in the Group’s accounting policy for the first period beginning after the effective date of the pronouncement.

Information on new standards, amendments and interpretations that are expected to be relevant to the financial statements is provided below. Other than as specified below, the impact of initial application of these pronouncements is not presently reasonably estimable.

IFRS 9 Financial Instruments — Classification and Measurement (effective for annual periods beginning on or after January 1, 2015)

IFRS 9 seeks to reduce complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further, it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in Other Comprehensive income. Amount recognized in other comprehensive income would, never be reclassified in to profit or loss.

Further, IFRS 9 addresses the problem of volatility in profit and loss arising from an issuer choosing to measure its own debt at fair value. With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income rather than within profit or loss.

IFRS 10 Consolidated Financial Statements (effective for annual periods beginning on or after January 1, 2013)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities. It introduces a new, principle-based definition of control which will apply to all investees to determine the scope of consolidation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. IFRS 10 identifies the following three elements of control:

•	Power over the investee;

•	Exposure, or rights, to variable returns from involvement with the investee; and

•	The ability to use power over the investee to affect the amount of the investor’s returns.

An investor must possess all three elements to conclude it controls the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes to at least one of the three elements of control.

The new standard is not expected to cause any change to the entities being consolidated in the Group.

IFRS 12 Disclosure of Interests in Other Entities (effective for annual periods beginning on or after January 1, 2013)

IFRS 12 combines the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities within a comprehensive disclosure standard.

It aims to provide more transparency on ‘borderline’ consolidation decisions and enhances disclosures about unconsolidated structured entities in which an investor or sponsor has involvement.

The Company has not early adopted IFRS 12 in these financial statements. The application of this new standard will not have any impact on recognition and measurement principles applied by the Company and will only add or modify disclosures in the financial statements.

IFRS 13 Fair valuation Measurement (effective for annual periods beginning on or after January 1, 2013)

IFRS 13:

•	Defines fair value

•	Sets out in a single IFRS a framework for measuring fair value

•	Requires disclosure about fair value measurement

IFRS 13 applies when another IFRS requires or permits fair value measurement or disclosure about fair value measurements, except for:

•	Shares based payment transaction within the scope of IFRS 2, share based payment.

•	Leasing transactions within the scope of IAS 17, Leases.

•	Measurement that have some similarities to fair value but that are not fair value, such as “net realizable value” of Inventories as per IAS 2 or “Value in Use” as per IAS 36 Impairments of assets.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amendment to IAS 1 Presentation of Financial statements

The amendments to IAS 1 require an entity to group items presented in consolidated statement of “Other comprehensive income” into those that, in accordance with other IFRSs;

(a)	will not be reclassified subsequently to profit or loss,

(b)	will be reclassified subsequently to profit or loss when specific conditions are met.

The amendments are applicable for annual periods beginning on or after July 1, 2012.

IAS 19 Employee Benefits (effective for annual periods beginning on or after January 1, 2013)

The IASB has issued an amended version of IAS 19 Employee Benefits, which includes a number of targeted improvements throughout the Standard. The main changes improve the comparability and understandability of changes arising from defined benefit plans by removing options and requiring entities to recognize changes immediately. This is intended to provide users of financial statements with a much clearer picture of an entity’s obligations resulting from the provision of defined benefit plans and how those obligations will affect the entity.

The amended version does this by:

•	Eliminating the ‘corridor method’ which allowed entities the option to defer the recognition of actuarial gains and losses.

•

Streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurement to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations

•

Enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

In addition to these major changes, the amended version of IAS 19 makes changes to a number of other areas.

IAS 27 (Revised) Separate Financial Statements (effective for annual periods beginning on or after January 1, 2013)

Consequential changes have been made to IAS 27 as a result of the publication of the new IFRSs. IAS 27 will now solely address separate financial statements, the requirements for which are substantially unchanged.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4    Segment Reporting

		For the Year Ended
		Television			Internet			Unallocated			Total
		March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2010	March 31, 2011	March 31, 2012
		(in US$)
Gross transaction value		44,186,924	60,758,606	77,740,349	—	1,810,590	30,806,603	—	—	—	44,186,924	62,569,196	108,546,952

Segment revenue(1)	(A)	14,641,660	18,842,528	20,494,249	—	351,448	3,963,447	—	—	—	14,641,660	19,193,976	24,457,696
Direct operating expenses
Freight and collection expenses		4,625,708	6,481,566	8,393,506	—	132,926	3,437,670	—	—	—	4,625,708	6,614,492	11,831,176
Call centre expenses		1,073,360	1,832,522	2,333,220	—	194,475	1,045,530	—	—	—	1,073,360	2,026,997	3,378,750
Carriage fees		4,278,553	5,254,384	6,196,806	—	—	—	—	—	—	4,278,553	5,254,384	6,196,806
Airtime expenses		293,165	631,075	264,773	—	—	—	—	—	—	293,165	631,075	264,773

	(B)	10,270,786	14,199,547	17,188,305	—	327,401	4,483,200	—	—	—	10,270,786	14,526,948	21,671,505

Contribution	(C) = (A) – (B)	4,370,874	4,642,981	3,305,944	—	24,047	(519,753)	—	—	—	4,370,874	4,667,028	2,786,191

Operating expenses — fixed
Employee benefits expenses(2)		3,450,301	3,268,755	3,468,505	—	349,750	2,645,772	—	1,276,636	1,570,147	3,450,301	4,895,141	7,684,424
Production and programming costs(3)		1,228,095	1,679,117	1,645,676	—	—	94,948	—	—	—	1,228,095	1,679,117	1,740,624
Other operating expenses(4)		3,260,215	5,341,053	5,414,756	—	162,410	897,270	—	175,240	229,350	3,260,215	5,678,703	6,541,376

	(D)	7,938,611	10,288,925	10,528,937	—	512,160	3,637,990	—	1,451,876	1,799,497	7,938,611	12,252,961	15,966,424

Operating earnings before interest, tax, depreciation and amortization	(E) = (C) – (D)	(3,567,737)	(5,645,944)	(7,222,993)	—	(488,113)	(4,157,743)	—	(1,451,876)	(1,799,497)	(3,567,737)	(7,585,933)	(13,180,233)

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		For the Year Ended
		Television			Internet			Unallocated			Total
		March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2010	March 31, 2011	March 31, 2012
		(in US$)
Customer acquisition cost(5)
Search engine marketing cost		—	34,799	—	—	385,297	2,671,534	—	—	—	—	420,096	2,671,534
Redemption of gift coupons		957,456	2,068,613	1,401,936	—	56,199	1,422,369	—	—	—	957,456	2,124,812	2,824,305
Branding		1,212,042	1,309,785	581,090	—	—	1,363,254	—	—	—	1,212,042	1,309,785	1,944,344

	(F)	2,169,498	3,413,197	1,983,026	—	441,496	5,457,157	—	—	—	2,169,498	3,854,693	7,440,183

Segment loss	(E) – (F)	(5,737,235)	(9,059,141)	(9,206,019)	—	(929,609)	(9,614,900)	—	(1,451,876)	(1,799,497)	(5,737,235)	(11,440,626)	(20,620,416)

Share based payment expense											(881,491)	(1,354,917)	(569,121)
Finance income											730,217	1,159,520	1,092,729
Finance cost											(8,412,815)	(51,026)	(884,312)
Depreciation and amortization											(773,550)	(989,612)	(1,249,653)
Remuneration to selling shareholder of acquired business (Refer note 5, “Business combination”)											—	—	(311,720)

Loss before tax as per financial statements											(15,074,874)	(12,676,661)	(22,542,493)

(1)	Gross transaction value refers to the total value of all products shipped by vendors through the Company’s platform during the relevant year, net of related returns.
(2)	Employee benefits expenses comprise of expenses as per note 17, excluding ‘Share based payment expense.’
(3)

Production and programming costs comprise of contracted media professionals fees, show production expenses, production consumables, studio equipment and costume hire charges, uplinking expenses and website development expenses included in ‘Other operating expenses’ as per note 18.

(4)	Other operating expenses represent ‘Other operating expenses’ as per Statement of Comprehensive Income (Loss) excluding ‘Production and programming costs’ as per footnote 2 above.
(5)	Customer acquisition cost represents ‘Advertisement and business promotion expenses’ as per Statement of Comprehensive Income (Loss).

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5    Business combination

On June 16, 2011, TV18 Home Shopping Network Limited, subsidiary of the Company, acquired an online books portal named CoinJoos.com. The acquisition was made to enhance the Group’s position in books selling category.

The details of the business combination are as follows:

(in US$)
Amount settled in cash	195,465

The consideration paid is not been attributable to any specific identifiable assets and accordingly the aforementioned consideration has been recognized as “Goodwill” in these consolidated financial statements.

Further, as per the Group’s agreement with the previous owners of CoinJoos, an amount of US$ 831,255 is payable upon achievement of certain milestones subject to continued employment of one of the previous owners of CoinJoos upto June 30, 2013. As per management, such milestones are likely to be achieved and accordingly, such amount has been/shall be recognized as “employee benefits expense” in these consolidated financial statements.

Contribution of business acquired to the Group results

Since the Group provides a platform of sale for several product categories, it is impracticable to determine the amount of revenue and profit/loss generated from ‘books’ category. Accordingly, the Group has not disclosed the information required by paragraph B64 (q) of IFRS 3, Business Combinations.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6    Other intangible assets

The Group’s other intangible assets comprise computer software. The carrying amounts for the reporting periods are analyzed as follows:

Computer Software
(in US$)
Cost
Balance as at April 1, 2009	109,569
— Additions	—
— Disposals	—
— Effect of movement in exchange rates	14,103

Balance as at March 31, 2010	123,672

Balance as at April 1, 2010	123,672
— Additions	148,937
— Disposals	—
— Effect of movement in exchange rates	4,492

Balance as at March 31, 2011	277,101

Balance as at April 1, 2011	277,101
— Additions	135,364
— Disposals	—
— Acquired through business combinations	—
— Effect of movement in exchange rates	(43,304)

Balance as at March 31, 2012	369,161

Accumulated amortization
Balance as at April 1, 2009	27,672
— Amortization for the year	23,575
— Disposals	—
— Effect of movement in exchange rates	4,721

Balance as at March 31, 2010	55,968

Balance as at April 1, 2010	55,968
— Amortization for the year	37,170
— Disposals	—
— Effect of movement in exchange rates	1,397

Balance as at March 31, 2011	94,535

Balance as at April 1, 2011	94,535
— Amortization for the year	55,320
— Disposals	—
— Effect of movement in exchange rates	(15,318)

Balance as at March 31, 2012	134,537

Carrying value
As at April 1, 2009	81,897
As at March 31, 2010	67,704
As at March 31, 2011	182,566
As at March 31, 2012	234,624

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7    Property, plant and equipment

The Group’s property, plant and equipment comprise leasehold improvements, Information Technology (IT) and office equipment, plant and machinery and electrical installations, furniture and fixtures and vehicles. The carrying amount can be analyzed as follows:

Particulars	Leasehold Improvements	IT and Office Equipment	Plant & Machinery and Electrical Installations	Furniture and Fixtures	Vehicles	Capital Work in Progress	Total
	(in US$)
Cost
Balance as at April 1, 2009	1,141,902	560,902	2,175,790	260,313	44,314	—	4,183,221
— Additions	55,640	31,874	143,932	20,974	54,265	82,209	388,894
— Disposals	—	(2,861)	—	—	—	—	(2,861)
— Effect of movement in exchange rates	149,712	73,621	287,126	34,536	8,372	4,043	557,410

Balance as at March 31, 2010	1,347,254	663,536	2,606,848	315,823	106,951	86,252	5,126,664

Balance as at April 1, 2010	1,347,254	663,536	2,606,848	315,823	106,951	86,252	5,126,664
— Additions	250,808	335,679	832,516	52,086	21,672	—	1,492,761
— Disposals/adjustments	—	—	(2,623)	—	—	(86,252)	(88,875)
— Effect of movement in exchange rates	20,065	14,349	46,079	4,563	1,630	—	86,686

Balance as at March 31, 2011	1,618,127	1,013,564	3,482,820	372,472	130,253	—	6,617,236

Balance as at April 1, 2011	1,618,127	1,013,564	3,482,820	372,472	130,253	—	6,617,236
— Additions	487,054	211,207	115,717	9,362	—	—	823,340
— Disposals	—	—	—	—	—	—	—
— Effect of movement in exchange rates	(234,845)	(141,524)	(450,058)	(47,953)	(16,574)	—	(890,954)

Balance as at March 31, 2012	1,870,336	1,083,247	3,148,479	333,881	113,679	—	6,549,622

Accumulated depreciation
Balance as at April 1, 2009	224,474	142,303	333,560	48,942	8,440	—	757,719
— Depreciation for the year	227,997	122,213	356,866	34,878	8,021	—	749,975
— Disposals	—	(1,148)	—	—	—	—	(1,148)
— Effect of movement in exchange rates	40,105	24,270	60,484	8,015	1,481	—	134,355

Balance as at March 31, 2010	492,576	287,638	750,910	91,835	17,942	—	1,640,901

Balance as at April 1, 2010	492,576	287,638	750,910	91,835	17,942	—	1,640,901
— Depreciation for the year	284,391	168,515	443,622	39,361	16,553	—	952,442
— Disposals	—	—	(946)	—	—	—	(946)
— Effect of movement in exchange rates	11,392	6,704	17,559	1,836	545	—	38,036

Balance as at March 31, 2011	788,359	462,857	1,211,145	133,032	35,040	—	2,630,433

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Particulars	Leasehold Improvements	IT and Office Equipment	Plant & Machinery and Electrical Installations	Furniture and Fixtures	Vehicles	Capital Work in Progress	Total
	(in US$)
Balance as at April 1, 2011	788,359	462,857	1,211,145	133,032	35,040	—	2,630,433
— Depreciation for the year	405,466	229,487	496,177	45,890	17,313	—	1,194,333
— Disposals	—	—	—	—	—	—	—
— Effect of movement in exchange rates	(124,410)	(72,534)	(183,599)	(19,655)	(5,488)	—	(405,686)

Balance as at March 31, 2012	1,069,415	619,810	1,523,723	159,267	46,865	—	3,419,080

Carrying value
As at April 1, 2009	917,428	418,599	1,842,230	211,371	35,874	—	3,425,502
As at March 31, 2010	854,678	375,898	1,855,938	223,988	89,009	86,252	3,485,763
As at March 31, 2011	829,768	550,707	2,271,675	239,440	95,213	—	3,986,803
As at March 31, 2012	800,921	463,437	1,624,756	174,614	66,814	—	3,130,542

The Group has contractual commitments for acquisition of property, plant and equipment amounting to US$ Nil, US$ 238,138, US$ 214,319 and US$ Nil as at April 1, 2009, March 31, 2010, March 31, 2011, and March 31, 2012 respectively. Based on the Group’s detailed cash flow forecasts, which takes into account all forecast revenue and expenses, the Board believes that the Group has sufficient funds available to meet these commitments as they fall due.

The tangible assets worth US$ 2,508,074 were pledged by the Group as on April 1, 2009 towards term loan from a bank.

8    Operating leases as lessee

The Group’s operating lease payments are due in respect of premises taken on lease for its operations. The Group’s future minimum operating lease payments in respect of premises taken on lease are as follows:

	Minimum Lease Payments Due			Total
	Within 1 Year	1 to 5 Years	After 5 Years
	(in US$)
April 1, 2009	1,190,211	4,460,172	—	5,650,383
March 31, 2010	1,407,216	3,627,027	—	5,034,243
March 31, 2011	1,555,187	3,579,193	49,702	5,184,082
March 31, 2012	1,134,275	750,734	—	1,885,009

Lease payments recognized as an expense for the years ended March 31, 2010, March 31, 2011 and March 31, 2012 amount to US$ 944,523, US$ 1,458,732 and US$ 1,531,930 respectively. This amount consists of minimum lease payments. No sublease payments or contingent rent payments were made or received. Assets held under lease agreements are used exclusively by the Group.

The rental contracts for the office premises have an average non-cancelable term of 3 year to 6 years.

The Group’s operating lease agreements do not contain any contingent rent clauses. Some of the operating lease agreements contain renewal and escalation clauses. None of the agreements have restrictions such as those concerning dividends, additional debt and further leasing.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9    Financial assets and liabilities

9.1    Categories of financial assets and liabilities

The carrying amounts presented in the statement of financial position relate to the following categories of assets and liabilities:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Financial assets
Loans and receivables
— Trade receivables	495,176	893,393	639,087	1,100,339
— Cash and cash equivalents	5,663,742	1,317,103	1,873,147	1,449,065
— Fixed deposits with banks	—	21,464,317	5,900,132	680,176
— Other short term financial assets	2,857,709	3,949,760	4,837,944	8,356,401
— Security deposits	315,826	488,585	511,895	482,725

	9,332,453	28,113,158	13,762,205	12,068,706

Financial assets at fair value through profit or loss (held for trading)
— Investments in mutual funds (held for trading)	1,599,538	837,842	—	—

Total	10,931,991	28,951,000	13,762,205	12,068,706

Financial liabilities
Financial liabilities measured at amortized cost:
Trade payables	5,688,892	4,642,641	2,668,984	6,264,528
Loans and borrowings	26,364,210	32,456	21,727	11,313,068
Other current liabilities	207,837	20,153	64,994	56,755
Bank overdraft	5,348	1,160,080	565,635	575,736
Provision for expenses	1,384,183	2,635,560	3,607,031	3,666,158

	33,650,470	8,490,890	6,928,371	21,876,245

Financial liabilities at fair value through profit or loss
Derivative financial liabilities	4,340,000	—	—	180,000

Total	37,990,470	8,490,890	6,928,371	22,056,245

Refer note 3.13 for a description of the accounting policies for each category of financial instruments. Information relating to fair values is presented in the related notes. The methods used to measure fair value of financial instruments measured at fair value are described in note 9.6. A description of the Group’s risk management objectives and policies for financial instruments is given in note 24.

Financial assets as at April 1, 2009, March 31, 2010, March 31, 2011 and March 31, 2012 include assets worth US$ 10,616,165, US$ Nil, US$ Nil and US$ Nil respectively pledged as collateral for term loan from a bank.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.2    Security deposit

Interest free unsecured security deposits are placed with owners of the properties leased to the Group and with various service providers. These security deposits have been discounted to arrive at their fair values at initial recognition using applicable market interest rates. The management estimates the fair value of these deposits not to be materially different from the amounts recognized in the financial statements at amortized cost at each reporting period-end.

9.3    Bank deposits and short term investments

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Mutual funds	1,599,538	837,842	—	—
Fixed deposits with banks	—	21,464,317	5,900,132	680,176

	1,599,538	22,302,159	5,900,132	680,176

Mutual funds are carried at their fair value determined by reference to their daily published net asset values. The carrying value of fixed deposits with banks is considered a reasonable approximation of fair value.

9.4    Derivative financial liabilities

The carrying amounts for the Group’s derivative financial instruments may be further analyzed as follows:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Embedded derivative in convertible instruments	4,340,000	—	—	180,000

	4,340,000	—	—	180,000

The Group has issued convertible instruments which provide a minimum return to the holders of those instruments by specifying a ‘floor’ conversion ratio (Refer Note 9.5 below for details). The range of returns in excess of the ‘floor’ conversion ratio is assessed by the management as an embedded derivative which is carried at fair value with fair value changes recognized in profit or loss.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.5    Loans and borrowings

Borrowings include the following financial liabilities measured at amortized cost:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Non-current
Convertible preference shares	23,413,970	—	—	—
Term loans	2,912,733	—	21,727	—
Vehicle loan	—	21,638	—	—

	26,326,703	21,638	21,727	—

Current
Convertible warrants	—	—	—	597,637
Term loans	37,507	—	—	10,707,022
Vehicle loan	—	10,818	—	8,409

	37,507	10,818	—	11,313,068

Total loans and borrowings	26,364,210	32,456	21,727	11,313,068

Convertible preference shares

On May 17, 2008, the Company issued 65,625,000 Class B preference shares of face value of US$ 0.04 at a premium of US$ 0.28. These preference shares carried a fixed cumulative dividend at the rate of 0.001% per annum (which is recognized as a financial liability) and were convertible into such number of ordinary shares of the Company that represent 13.47% (“base conversion ratio”) of the issued and paid-up capital of the Company (immediately following such conversion). The preference shares are convertible only immediately prior to the Initial Public Offer (“IPO”) and public listing of ordinary shares. As per the terms of the shareholders’ agreement between Network18 Holdings Limited, Mauritius and SAIF II Mauritius Company Limited dated May 17, 2006, the shareholders will cause the Company to undertake the IPO.

In the event, the conversion of Class B preference shares on the basis of base conversion ratio yields less than 20% internal rate of return (“IRR”), then the base conversion ratio shall be adjusted such that the preference shares yield a minimum IRR of 20% upon conversion and pursuant to the IPO.

Further, as per the terms of issue of Class B preference shares, if the conversion ratio results in inter se economic interest of Network18 Holdings Limited, Mauritius and SAIF II Mauritius Company Limited in the Company to reduce below the ratio of 51:49, the voting rights associated with the ordinary shares shall be adjusted so as to maintain inter se voting rights at a ratio of 51:49.

The contract to provide an IRR of 20% upon conversion and pursuant to the IPO is a non-derivative financial instrument that will be settled by the Company issuing a variable number of its own equity instruments and is classified as a financial liability at amortized cost. The financial liability is initially measured at fair value by discounting the contractual cash flows of the instrument using a discount rate for a similar instrument without the conversion feature.

The conversion feature is assessed as an embedded derivative which is initially measured at fair value. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognition, derivatives are measured at fair value, and changes therein are accounted through the Statement of Comprehensive Income (Loss).

The fair value of the financial liability as at April 1, 2009 is US$ 23,930,000.

During the year ended March 31, 2010, the conversion ratio of Class B preference shares into class A preference shares and ordinary shares was fixed by virtue of shareholders’ agreement between the shareholders of the Company and accordingly the carrying amounts of derivative liability and financial liability at amortized cost were reclassified to equity. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Class A preference shares are convertible into ordinary shares of the Company in a fixed conversion ratio of 1:1 and their holders are entitled to voting rights which are at par with the rights of ordinary shareholders.

Term loans

The term loan outstanding as on April 1, 2009 carried an interest rate equivalent to a discount of 2.5% p.a. over the lender bank’s prime lending rate. The loan was repayable in 18 monthly installments after a moratorium period of 30 months. The loan was secured with first exclusive charge over current assets and moveable property, plant and equipment of the Subsidiary. Further, the loan was secured by unconditional and irrevocable personal guarantee of Mr. Raghav Bahl (who exercises indirect significant influence over the Company) and unconditional and irrevocable corporate guarantee of Network18 Media & Investments Limited, the indirect majority shareholder in the Company.

Term loans outstanding as on March 31, 2012 are taken from a related party and carry an interest rate equivalent to the prime lending rate of State Bank of India to be reset on a quarterly basis. The loan is repayable after the expiry of 12 months from the date of disbursement and is unsecured.

Convertible warrants

On March 16, 2012 (“the closing date”), the Company issued warrants to some of its shareholders. These warrants are convertible within 12 months from the closing date into Class A preference shares at a pre-determined discount to the valuation of the Company in the event the Company undertakes an IPO or is acquired or does a primary issuance of securities to an external investor. In case the aforementioned events do not happen within the stipulated 12-month period, the warrants are convertible at a valuation to be decided amongst the shareholders.

The aforementioned pre-determined discount is a form of assured return to the holders of warrants which is a non-derivative financial instrument that will be settled by the Company issuing a variable number of its own equity instruments and is classified as a financial liability at amortized cost. The financial liability is initially measured at fair value by discounting the contractual cash flows of the instrument using a discount rate for a similar instrument without the conversion feature.

The conversion feature is assessed as an embedded derivative which is initially measured at fair value. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through the Statement of Comprehensive Income (Loss).

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.6    Financial instruments measured at fair value

The Group has early adopted the amendments to IFRS 7 Improving Disclosures about Financial Instruments effective from January 1, 2009. These amendments require the Group to present certain information about financial instruments measured at fair value in the statement of financial position. As per the standard, in the first year of application comparative information need not be presented for the disclosures required by the amendment.

Accordingly, the disclosure for the fair value hierarchy is presented only as at March 31, 2010, March 31, 2011 and March 31, 2012.

The following tables present financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as on March 31, 2012 as follows:

	Level 1	Level 2	Level 3	Total
	(in US$)
Liabilities
Embedded derivative in convertible instruments	—	—	180,000	180,000

Total	—	—	180,000	180,000

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Refer Note 9.4 for brief description of derivatives embedded in debt instruments issued by the Group. Such derivatives are fair valued using a valuation technique which applies the following assumptions in determining the fair value of embedded derivative:

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include business enterprise value on valuation date, expected term of the instrument, US risk free rate (as the instrument is denominated in US$), expected dividend yield and expected volatility (based on weighted average historic volatility of comparable companies). These assumptions are summarized in the table below:

Parameter	Assumption
Expected life of option (years)	1
Volatility (based on volatility of entities in similar industry)	33.94%
Risk free interest rate (United States)	0.16%
Dividend yield	0%
Required internal rate of return	17.14%

Along with the assumptions mentioned above, the valuation model considered the equity value of the Company which was derived using the following assumptions:

Parameter	Assumption
Cash flow projections for 10 years	As per internal estimates
Weighted average cost of capital	20%
Perpetuity growth rate	5%
Income tax rate	32.45%
Debt free net working capital as % of revenue	-3%

Losses on fair valuation of the embedded derivative are presented within ‘finance costs.’

The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as on March 31, 2010 as follows:

	Level 1	Level 2	Level 3	Total
	(in US$)
Assets
Investments in mutual funds	837,842	—	—	837,842

Total	837,842	—	—	837,842

The fair value of the Group’s investments in mutual funds has been determined by reference to their published net asset values at the reporting date. Gains and losses are recorded within ‘finance income’ or ‘finance costs’ as appropriate.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Level 3 fair value measurements

The Group’s financial liabilities classified in Level 3 are measured using valuation techniques based on significant inputs that are not based on observable market data. The financial instruments within this level can be reconciled from beginning to ending balances as follows:

Financial Liabilities at Fair Value Through Profit or Loss
(in US$)
Opening balance as on April 1, 2011	—
Gains/(losses) recognized in Statement of Comprehensive Income (Loss)	—
Purchases	180,000
Sales	—
Issues	—
Settlements	—

Closing balance as on March 31, 2012	180,000

Losses recognized in Statement of Comprehensive Income (Loss) for the period are presented in ‘finance costs’ and can be attributed to liabilities outstanding/not outstanding at the end of the reporting period as follows:

	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Liabilities outstanding at the end of the reporting period	—	—	—
Liabilities not outstanding at the end of the reporting period	4,780,000	—	—

Total	4,780,000	—	—

There have been no transfers into or out of level 3 in the reporting periods under review.

10    Other non-current assets

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Prepaid lease rentals	202,795	120,815	174,678	88,838
Capital advances	—	—	—	200,238

	202,795	120,815	174,678	289,076

Prepaid lease rentals are recognized at the inception of lease as the difference between security deposits paid as per lease agreement and fair value thereof. Prepaid lease rental is recognized as an expense in the Statement of Comprehensive Income / (Loss) on straight line basis over the lease term.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11    Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred taxes arising from temporary differences and unused tax losses can be summarized as follows:

Deferred Tax Liabilities (Assets)	April 1, 2009	Recognized in Profit and Loss	March 31, 2010	Recognized in Profit and Loss	March 31, 2011	Recognized in Profit and Loss	March 31, 2012
	(in US$)
Property, plant and equipment and intangible assets	56,024	(33,548)	22,476	(22,476)	—	—	—
Loans and borrowings	10,649	(10,649)	—	—	—	—	—
Short term investments	21,237	(17,392)	3,845	(3,845)	—	—	—
Disallowances under tax laws	(87,910)	61,589	(26,321)	26,321	—	—	—

Total	—	—	—	—	—	—	—

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

Particulars	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Deductible temporary differences	547,185	2,047,796	1,005,520	1,252,377
Unabsorbed tax loss and depreciation	17,735,257	24,932,961	38,152,581	53,921,706

Total	18,282,442	26,980,757	39,158,101	55,174,083

The carry forward tax losses as at March 31, 2012 expire as follows:

Loss for the Period	Losses With Expiry		Losses With No Expiry
	Tax Loss	Expires On	Tax Loss	Unabsorbed Depreciation
	(in US$)
Year ended March 31, 2007	822,890	March 31, 2015	—	10,980
Year ended March 31, 2008	7,385,300	March 31, 2016	4,498	267,400
Year ended March 31, 2009	8,392,380	March 31, 2017	98,610	680,400
Year ended March 31, 2010	3,785,660	March 31, 2018	16,390	534,590
Year ended March 31, 2011	10,504,670	March 31, 2019	36,549	757,430
Year ended March 31, 2012	19,813,970	March 31, 2020	4,493	805,496

Total	50,704,870		160,540	3,056,296

Deferred tax assets have not been recognized in respect of these losses because it is not probable at the reporting date that future taxable profit will be available against which the Group will be able to utilize the benefits of such tax losses.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.    Trade receivables

The carrying amounts of trade receivables are analyzed as follows:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$ )
Gross value	512,015	912,399	658,187	1,117,008
Less: Allowance for credit losses	(16,839)	(19,006)	(19,100)	(16,669)

Net trade receivables	495,176	893,393	639,087	1,100,339

The net carrying value of trade receivables is considered a reasonable approximation of fair value.

All of the Group’s trade receivables have been reviewed for indicators of impairment. The impaired trade receivables are mostly due from customers that are in the process of reconciling their balances with the Group.

The movement in the allowance for credit losses can be reconciled as follows:

	For the Year March 31, 2010	For the Year March 31, 2011	For the Year March 31, 2012
	(in US$)
Opening balance	16,839	19,006	19,100
Amounts written off	—	115	—
Provision made during the year	—	—	—
Provisions reversed during the year	—	—	—
Effect of movement in exchange rates	2,167	(21)	(2,431)

Closing balance	19,006	19,100	16,669

An analysis of net unimpaired trade receivables that are past due is given in note 24.

13.    Other current assets

The carrying amount of other current assets are analyzed as follows:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Financial assets — loans and receivables
Receivables due from courier agencies	1,905,803	2,938,700	2,846,108	4,196,613
Loans	561,315	647,645	654,752	571,574
Advances recoverable	390,591	351,412	1,337,084	3,581,142
Security deposits	—	12,003	—	7,072

	2,857,709	3,949,760	4,837,944	8,356,401

Non-financial assets
Input tax receivables	1,205,712	1,568,563	2,089,405	2,801,434
Prepaid expenses	108,682	181,342	559,240	913,373

Total	1,314,394	1,749,905	2,648,645	3,714,807

Total current assets	4,172,103	5,699,665	7,486,589	12,071,208

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Receivables due from courier agencies

This comprises of amounts collected by the courier agencies in respect of sales made by vendors to the customers near the end of the financial year and not yet remitted to the Group.

Loans

Balance of loans outstanding represents interest bearing loan given.

Advances recoverable

Advances recoverable primarily comprise amounts recoverable from vendors and staff and are carried at cost. Such balances are receivable on demand.

Security deposits

Security deposits are interest free unsecured deposits placed with owners of the properties leased to the Group and other service providers.

The management assesses the fair value of these financial assets not to be materially different from the amounts recognized in the financial statements.

14.    Cash and cash equivalents

Cash and cash equivalents include the components as follows: -

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Cash in hand	396	13,065	10,877	1,106
Cash in current accounts	5,663,346	99,019	734,588	1,372,251
Cash in deposit accounts	—	1,205,019	1,127,682	75,708

Total	5,663,742	1,317,103	1,873,147	1,449,065

15.    Revenue from operations

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Commission on sale of products	10,681,349	13,624,153	18,570,200
Sponsorship income	19,003	102,288	48,836
Subscription income	50,520	12,941	1,039
Reimbursement of freight and collection expenses	3,890,788	5,454,594	5,837,621

Total	14,641,660	19,193,976	24,457,696

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.    Equity

16.1    Share capital

The share capital of TV18 HSN Holdings Limited consists of:

•	Ordinary shares with a par value of US$ 0.04 per share.

•	Preference shares — Class A with a par value of US$ 0.04 per share

•	Preference shares — Class B with a par value of US$ 0.04 per share

•	Preference shares — Class G with a par value of US$ 0.04 per share

Rights, preferences and restrictions attached to each class of shares:

Preference shares are entitled to fixed cumulative dividend at the rate of 0.001% per annum.

Further, all shareholders are equally eligible to receive dividends and represent one vote at the shareholders’ meeting of TV18 HSN Holdings Limited.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total number of shares of the Company for each class of share as on each statement of financial position date is summarized as follows:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
Ordinary shares
Total number of authorized shares	80,900,000	80,900,000	80,900,000	80,900,000
Shares issued and fully paid up:
Beginning of the year		36,222,500	41,923,401	41,923,401
Share issue		5,700,901	—	—
Shares issued and fully paid	36,222,500	41,923,401	41,923,401	41,923,401
Shares reserved for issue under share based payments	2,587,316	2,733,482	2,733,482	2,733,482
Nominal value of ordinary shares (in US$)	1,448,900	1,676,936	1,676,936	1,676,936

Preference shares — Class A
Total number of authorized shares	32,875,000	32,875,000	32,875,000	32,875,000
Shares issued and fully paid up:
Beginning of the year	`	12,936,500	13,667,182	13,667,182
Share issue		730,682	—	—
Shares issued and fully paid	12,936,500	13,667,182	13,667,182	13,667,182
Shares reserved for issue under convertible warrants (excluding warrants classified as financial liability)	—	—	—	1,500,000
Nominal value of Class A preference shares (in US$)	517,460	546,687	546,687	546,687

Preference shares — Class B
Total number of authorized shares	—	65,625,000	65,625,000	65,625,000
Shares issued and fully paid up:
Beginning of the year		—	65,625,000	65,625,000
Addition on account of fixing of conversion ratio of Class B preference shares into Class A preference shares and ordinary shares		65,625,000	—	—
Shares issued and fully paid	—	65,625,000	65,625,000	65,625,000
Nominal value of Class B preference shares (in US$)	—	2,625,000	2,625,000	2,625,000

Preference shares — Class G
Total number of authorized shares	—	14,000,000	14,000,000	14,000,000
Shares issued and fully paid up:
Beginning of the year		—	13,542,728	13,542,728
Share issue		13,542,728	—	—
Shares issued and fully paid	—	13,542,728	13,542,728	13,542,728
Nominal value of Class G preference shares (in US$)	—	541,709	541,709	541,709
Nominal value of share capital (in US$)	1,966,360	5,390,332	5,390,332	5,390,332

Class A and G preference shares are convertible into ordinary shares of the Company in the ratio of 1:1. 65,625,000 Class B preference shares are convertible into 4,385,264 ordinary shares and 14,032,846 Class A preference shares.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 1:

During the year ended March 31, 2011, the Company filed a scheme of arrangement (“the Scheme”) for implementing certain changes to its authorized and issued share capital as discussed below:

	Before Giving Effect to the Scheme	After Giving Effect to the Scheme
	No. of Shares	No. of Shares
Authorized
Ordinary shares	80,900,000	80,900,000
Class A	32,875,000	98,500,000
Class B	65,625,000	—
Class G	14,000,000	14,000,000

	193,400,000	193,400,000

Issued
Ordinary shares	41,923,401	46,308,665
Class A	13,667,182	27,700,028
Class B	65,625,000	—
Class G	13,542,728	13,542,728

	134,758,311	87,551,421

As a part of the Scheme, the nominal value of share capital was proposed to be reduced by US$ 1,888,275 with a corresponding credit to share premium. The Scheme was approved by the Hon’ble Nicosia District Court on May 10, 2012 and filed with the Registrar of Companies on May 10, 2012.

16.2    Share premium

Proceeds received in addition to the nominal value of the ordinary shares and convertible preference shares classified as equity have been included in share premium.

The share premium comprises of the amounts as below:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Ordinary shares	50,100	7,155,034	7,155,034	7,155,034
Class A preference shares	4,347,900	4,347,900	4,347,900	4,347,900
Class B preference shares	—	33,110,972	33,110,972	33,110,972
Class G preference shares	—	17,987,451	17,987,451	17,987,451

Total	4,398,000	62,601,357	62,601,357	62,601,357

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.    Employee benefits expense
Expenses recognized for employee benefits are analyzed below:

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Salaries, wages, allowances and bonus	3,231,247	4,397,614	7,345,852
Employee share based payment expense	881,491	1,354,917	569,121
Staff welfare expenses	76,531	136,320	190,933
Contribution to defined contribution plans	121,421	221,431	332,177
Other employee benefits	21,102	139,776	127,182

Total	4,331,792	6,250,058	8,565,265

17.1    Share based employee remuneration

The Company has implemented an equity-settled employee share based payment arrangement by offering share options to the employees of its subsidiary company in India viz. TV18 Home Shopping Network Limited.

In 2008, the Company established a share option program in Cyprus, named the TV18 HSN Holdings Limited Employee Stock Option Plan, 2008 (“ESOP 2008”), which was approved by the shareholders of the Company vide shareholders resolution dated April 7, 2008. The ESOP 2008 entitles the eligible employees to purchase ordinary shares of the Company. A description of the share based payment arrangement of the Company is given below:

Particulars	TV18 HSN Holdings Limited Share Option Plan 2008

Exercise price	The exercise price in respect of the options shall be decided by the Compensation Committee

Vesting conditions

Options granted till October 22, 2010:

Graded vesting — 25% on the expiry of one year from the grant date, 25% on the expiry of two years from the grant date, 25% on the expiry of three years from the grant date and 25% on the expiry of four years from the grant date.

Options granted after October 22, 2010:

Options will vest on the expiry of one year from the grant date.

Exercise Period	The options can be exercised within a period of 48 months from the date of vesting.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The number and weighted average exercise price of share options are as follows:

Particulars	Options (nos.)	Weighted Average Exercise Price (US$)
Year ended March 31, 2010
Outstanding as at April 1, 2009	1,806,000	0.11
Granted	98,000	0.43
Forfeited	52,000	0.11
Exercised	—
Outstanding as at March 31, 2010	1,852,000	0.13
Exercisable as at March 31, 2010	438,500	0.11
Weighted average remaining contractual life (in years)	4.62
Year ended March 31, 2011
Outstanding as at April 1, 2010	1,852,000	0.13
Granted	619,000	0.09
Forfeited	64,500	0.18
Exercised	7,500	0.11
Outstanding as at March 31, 2011	2,399,000	0.12
Exercisable as at March 31, 2011	1,874,000	0.11
Weighted average remaining contractual life (in years)	3.53
Year ended March 31, 2012
Outstanding as at April 1, 2011	2,399,000	0.12
Granted	45,000	0.10
Forfeited	72,500	0.17
Exercised	194,500	0.10
Outstanding as at March 31, 2012	2,177,000	0.12
Exercisable as at March 31, 2012	2,002,000	0.11
Weighted average remaining contractual life (in years)	2.54

The weighted average equity value of the Company close to the date of options exercised during the year ended March 31, 2011 and March 31, 2012 was US$ 1.58 and US$ 2.33 respectively.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The fair values of options granted were determined using Black-Scholes option pricing model that takes into account factors specific to the share incentive plans along with other external inputs. Expected volatility has been determined by reference to the average volatility for comparable companies for corresponding option term. The following principal assumptions were used in the valuation:

Year ended March 31, 2010

Particulars
Grant Date	January 29, 2010
Vesting Date	January 29, 2011	January 29, 2012	January 29, 2013	January 29, 2014
Fair value of option at grant date (US$)	1.30	1.32	1.34	1.36
Weighted average equity value (US$)	1.58	1.58	1.58	1.58
Exercise price	0.43	0.43	0.43	0.43
Expected volatility	72.62%	68.79%	66.64%	64.63%
Option life (in years)	5.00	6.00	7.00	8.00
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	2.32%	2.69%	3.06%	3.23%

Year ended March 31, 2011

Particulars
Grant Date	August 4, 2010				January 4, 2011
Vesting Date	August 4, 2011	August 3, 2012	August 3, 2013	August 4, 2014	January 4, 2012
Fair value of option at grant date	2.06	2.06	2.06	2.07	2.11
Weighted average equity value (US$)	2.13	2.13	2.13	2.13	2.20
Exercise price	0.09	0.09	0.09	0.09	0.10
Expected volatility	74.97%	70.55%	67.31%	66.18%	59.01%
Option life (in years)	5.00	6.00	7.00	8.00	5.00
Dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	1.61%	1.96%	2.32%	2.53%	2.01%

Year ended March 31, 2012

Particulars
Grant Date	April 29, 2011	February 29, 2011
Vesting Date	April 29, 2012	February 29,2012
Fair value of option at grant date (US$)	1.86	2.25
Weighted average equity value (US$)	1.95	2.33
Exercise price	0.10	0.09
Expected volatility	57.93%	59.35%
Option life (in years)	5	5
Dividend yield	0.00%	0.00%
Risk-free interest rate	1.97%	0.77%

Note: The shareholders of the Company vide resolution dated October 26, 2010 altered the vesting and exercise period for options granted to 6 eligible employees (1,790,000 options). Accordingly, all options vested immediately and the eligible employees were permitted to exercise all the options granted to them within a period of 48 months from date of vesting.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The modification did not result in any incremental fair value granted. For the purpose of determining how the incremental fair value was measured, following principal assumptions were used:

	Pre-modification								Post-modification
Grant date	April 9, 2008				August 4, 2010				April 9, 2008	August 4, 2010
Modification date	October 22, 2010								October 22, 2010
Equity value (US$)	2.22	2.22	2.22	2.22	2.22	2.22	2.22	2.22	2.22	2.22
Exercise price (US$)	0.11	0.11	0.11	0.11	0.43	0.43	0.43	0.43	0.11	0.43
Term (years)	2.5	3.5	4.5	5.5	4.8	5.8	6.8	7.8	1.5	3.8
Volatility	77.03%	67.61%	60.43%	74.40%	60.34%	72.68%	69.40%	67.45%	44.96%	65.16%
Risk free Rate (US)	0.43%	0.67%	0.98%	1.31%	1.08%	1.42%	1.78%	2.04%	0.27%	0.77%
Dividend rate	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

17.2 Employee benefits obligations

The liabilities recognized for post-employment and other short term employee benefits in the statement of financial position consist of the following amounts:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Non-current:
Defined benefit plans	11,648	33,080	62,077	108,747

	11,648	33,080	62,077	108,747

Current:
Defined benefit plans	32,032	36,739	88,382	102,499
Other short-term employee benefits	70,735	66,682	127,610	149,248

	102,767	103,421	215,992	251,747

Total	114,415	136,501	278,069	360,494

The current portion of these liabilities represents the Group’s obligations to its current and former employees that are expected to be settled during the period of 12 months following the statement of financial position date. Other short-term employee obligations arise from accrued holiday entitlement at the reporting date.

Defined benefit plans — Gratuity

The Group provides gratuity benefit to its employees working in India. The gratuity plan is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. The liability recognized in the statements of financial position in respect of gratuity plan is the present value of the defined benefit obligation at the year-end less the fair value of plan assets, if any, together with adjustments for unrecognized past–service costs. The defined benefit obligation is calculated annually by an independent actuary using projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows based on management’s assumptions. This discount rate is based upon the market yield available on government bonds with a term that matches that of the liabilities. The salary increase takes into account inflation, seniority, promotion and other relevant factors.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the present value of the defined benefit obligation with respect to gratuity are as follows:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Reconciliation of funded status
A. Change in benefit obligation
Opening balance of defined benefits obligations		43,680	69,819	150,459
Interest cost		3,759	5,912	11,870
Current service cost		26,579	53,911	72,836
Benefits paid		—	—	(1,330)
Actuarial loss/(gain)		(10,783)	18,398	1,631
Exchange difference		6,584	2,419	(24,220)

Closing balance of defined benefits obligations	43,680	69,819	150,459	211,246

B. Defined benefit obligation (net)	43,680	69,819	150,459	211,246

Classified as:
Non-current liability	11,648	33,080	62,077	108,747
Current liability	32,032	36,739	88,382	102,499

C. Amounts recognized in the Statement of Comprehensive Income (Loss)
Current service cost		26,579	53,911	72,836
Interest cost		3,759	5,912	11,870
Total actuarial loss/ (gain) recognized in the year		(10,783)	18,398	1,631

Expense recognized in the Statement of Comprehensive Income (Loss)		19,555	78,221	86,337

Interest costs have been included in ‘Finance costs’ (Refer note 20.2). All other expenses summarized above were included within ‘employee benefits expense.’

For determination of the gratuity obligation, the following actuarial assumptions were used:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
Discount rate	7%	8%	8%	8.50%
Expected rate of salary increases	6%	6%	6%	6%
Average life expectancy (years)	As per mortality table of Life Insurance Corporation of India (1994-96), duly modified

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.    Other operating expenses

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Contracted media professionals fees	572,599	838,749	937,392
Show production expenses	43,352	155,542	134,525
Production consumables	107,276	86,842	71,315
Studio equipment and costume hire charges	110,370	218,261	181,039
Uplinking expenses	345,419	365,921	344,355
Website development expenses	49,079	13,802	71,998
Rent expense	944,523	1,458,732	1,531,930
Communication expenses	605,630	1,000,113	1,248,762
Travelling and conveyance	501,244	973,954	1,243,446
Loss on exchange rate fluctuation (net)	342	—	—
Repairs and maintenance	433,959	796,461	951,804
Legal and professional	296,792	605,958	508,589
Electricity expense	213,106	343,164	420,390
Insurance	53,204	81,534	109,308
Miscellaneous expenses	211,415	418,787	527,147

Total	4,488,310	7,357,820	8,282,000

19.    Trade payables and other current liabilities

19.1    Trade payables

Trade payables are summarized as follows:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Consideration collected on behalf of vendors for sales to customers	3,368,941	3,603,727	910,200	2,053,016
Other trade payables	2,319,951	1,038,914	1,758,784	4,211,512

Total	5,688,892	4,642,641	2,668,984	6,264,528

19.2    Other current liabilities

Other current liabilities are summarized as follows:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Provision for expenses	1,384,183	2,635,560	3,607,031	3,666,158
Advance from customers	133,089	143,628	22,396	141,096
Statutory dues	111,159	119,249	222,047	349,414
Employee dues	22,770	33,090	37,102	33,313
Provision for wealth tax and fringe benefits tax	13,755	6,020	6,060	5,605
Miscellaneous liabilities	361,427	173,743	218,584	210,345

Total	2,026,383	3,111,290	4,113,220	4,405,931

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying value of trade payables and other current liabilities is considered a reasonable approximation of fair value.

20.    Finance income and finance costs

20.1    Finance income

Finance income is analyzed as follows:

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Interest income from deposits with banks	507,580	1,037,757	119,958
Interest income from financial assets carried at amortized cost	47,605	65,303	819,354
Others	54,508	56,460	153,417
Total interest income for financial assets not carried at fair value through profit or loss	609,693	1,159,520	1,092,729
Gain on fair valuation of financial assets classified as held for trading	120,524	—	—

Total	730,217	1,159,520	1,092,729

20.2    Finance costs

Finance costs are analyzed as follows:

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Interest expenses for borrowings at amortized cost	3,619,024	26,200	858,870
Finance costs on employee benefit obligations	3,759	5,912	11,870
Bank charges	10,032	18,914	13,572
Loss on fair valuation of embedded derivative (Refer note below)	4,780,000	—	—

Total	8,412,815	51,026	884,312

Note:

As mentioned in Note 9.5 above, the conversion feature embedded in Class B preference share is a derivative financial liability which was initially measured at fair value and subsequent fair value changes up to the date of fixing of conversion ratio of Class B preference shares into Class A preference shares and ordinary shares during the year ended March 31, 2010, was recognized in the Statement of Comprehensive Income (Loss).

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.    Income tax expense

Tax expense reported in Statement of Comprehensive Income (Loss) for the years ended March 31, 2010, March 31, 2011 and March 31, 2012 is as follows:

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Current tax expense	2,490	1,489	—

Total	2,490	1,489	—

The relationship between the expected tax expense based on the domestic effective tax rate of the Company at 10% for the years ended March 31, 2010, March 31, 2011 and March 31, 2012 respectively and the reported tax expense in Statement of Comprehensive Income (Loss) can be reconciled as follows:

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Loss before tax	15,074,874	13,133,758	(22,542,493)
Tax rate	10%	10%	10%

Expected tax benefit	(1,507,487)	(1,313,376)	(2,254,249)
Effect of tax rates in foreign jurisdictions	(1,683,540)	(2,928,660)	(5,044,095)
Expenses not deductible for tax purposes	1,116,586	604,297	222,821
Unabsorbed tax losses, depreciation and deductible temporary differences for which no deferred tax asset was recognized	2,076,931	3,639,228	7,075,523
Actual tax expense	2,490	1,489	—

22.    Loss per share

Basic loss per share has been calculated using the loss attributable to shareholders of the parent company as the numerator. The following is the reconciliation of the loss attributable to ordinary shareholders used in the computation of basic loss per share for the years ended March 31, 2010, 2011 and 2012:

Particulars	Year Ended March 31, 2010	Year Ended March 31, 2011	Year Ended March 31, 2012
Loss after tax	(15,077,364)	(12,678,150)	(22,542,493)
Loss attributable to holders of participating equity instruments — Class A and Class G preference shares	(4,838,883)	(4,989,944)	(8,872,412)
Loss attributable to ordinary shareholders	(10,238,481)	(7,688,206)	(13,670,081)

The weighted average number of ordinary shares outstanding during the reporting period used as the denominator in computation of basic loss per share is as follows:

Particulars	Year Ended March 31, 2010	Year Ended March 31, 2011	Year Ended March 31, 2012
Weighted average number of ordinary shares outstanding	38,339,462	41,923,401	41,923,401

As at March 31, 2012, 2,177,000 employee share options (March 31, 2011: 2,399,000 and March 31, 2010: 1,852,000), 3,335,698 convertible warrants (March 31, 2011: Nil and March 31, 2010: Nil), 13,667,182 Class A

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preference shares (March 31, 2011: 13,667,182 and March 31, 2010: 13,667,182), 65,625,000 Class B preference shares (March 31, 2011: 65,625,000 and March 31, 2010: 65,625,000) and 13,542,728 Class G preference shares (March 31, 2011: 13,542,728 and March 31, 2010: 13,542,728) were excluded from the weighted average number of potential ordinary shares used for the calculation of diluted loss per share as their effect would have been anti-dilutive. Accordingly, the numerator used for calculating diluted earnings per share has not been adjusted.

The following table summarizes the potential ordinary share transactions that occurred after the respective reporting periods and that would have changed the number of potential ordinary shares of the Company outstanding at the end of the respective periods by more than 1% if those transactions had occurred before the end of the respective reporting periods:

Particulars	After March 31, 2010	After March 31, 2011	After March 31, 2012
Convertible warrants classified as equity instruments	—	1,500,000	—
Convertible warrants classified as financial liability	—	1,835,698	—

	—	3,335,698	—

23.    Related party transactions

The Group’s related parties include:

(i)	Person that has significant influence over the Group,

(ii)	Key management personnel,

(iii)	Entities exercising joint control over the Group (including entities exercising control on such entities),

(iv)	Entities exercising significant influence over the Group (including entities exercising control on such entities),

(v)	Entities which are jointly controlled by entities mentioned at (iii) above

(vi)	Entities under significant influence of entities mentioned at (iii) above

(vii)	Entities controlled or jointly controlled by persons mentioned at (i) and (ii) above

(viii)	Post-employment benefit plans of entities related to the Group mentioned at (iii) to (vii) above

Outstanding balances are usually settled in cash. Unless otherwise specified, loans and advances recoverable from related parties are unsecured and are repayable on demand.

Transactions with KMPs

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Salaries including bonuses*	789,211	641,346	926,799
Contribution to defined contribution plans	27,210	19,040	26,780
Share based payments	711,243	698,098	—

Total	1,527,664	1,358,484	953,579

*	Does not include gratuity and compensated absences as these are provided for the Group as a whole and hence individual figures cannot be determined

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with entities exercising joint control or significant influence over the Group (including entities exercising control on such entities)

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Commission on sale of products	1,068	—	—
Reimbursement of expenses (received)	57,348	61,295	47,407
Reimbursement of expenses (paid)	144,114	197,918	131,132
Expenditure for services received	10,090	4,523	12,121
Reclassification of Class B preference shares into Class A preference shares and ordinary shares due to fixing of conversion ratio	35,735,972	—	—
Finance costs in respect of Class B preference shares	7,982,002	—	—
Issue of preference shares (including share premium)	18,558,387	—	—
Issue of ordinary shares (including share premium)	7,332,970	—	—
Issue of convertible warrants classified as equity	—	—	7,077,930
Issue of convertible warrants classified as financial liability (including derivative component)	—	—	777,637
Loans taken	—	—	15,928,928
Loans repaid	—	—	5,195,345
Interest on loan taken	—	—	785,191
Interest income on subscription amount receivable in respect of convertible instruments issued	—	—	747,496

Transactions with other related parties

	For the Year Ended March 31, 2010	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
	(in US$)
Commission on sale of products	1,485,322	1,628,727	161,637
Finance income	54,508	56,460	53,638
Purchase of asset	71,896	48,115	—
Reimbursement of expenses (received)	747,879	716,398	13,856
Reimbursement of expenses (paid)	339,272	206,389	238,979
Amount collected on behalf of	7,545,776	7,644,956	413,255
Expenditure for services received	4,221,006	3,540,179	3,544,340
Loans taken	21,115	—	—
Loans repaid	21,115	—	—

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balances at the year end — entities exercising joint control or significant influence over the Group (including entities exercising control on such entities)

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Advances recoverable	—	25,378	16,778	46,094
Trade payables	28,107	46,502	59,889	132,581
Corporate guarantees given to Group	4,906,771	—	—	—
Ordinary shares (including share premium)	1,499,000	8,831,970	8,831,970	8,831,970
Convertible preference shares classified as equity (including share premium)	4,865,360	59,159,720	59,159,720	59,159,720
Convertible preference shares classified as financial liability	27,753,970	—	—	—
Convertible warrants classified as equity (net of subscription amount receivable)	—	—	—	7,077,930
Convertible warrants classified as financial liability (including derivative liability)	—	—	—	777,637
Loans taken (including interest accrued thereon)	—	—	—	10,707,022
Interest accrued on subscription amount receivable in respect of convertible instruments issued	—	—	—	747,496

Balances at the year end — other related parties

	As at	As at	As at	As at
	April 1, 2009	March 31, 2010	March 31, 2011	March 31, 2012
	(in US$)
Loans	561,315	647,645	654,752	571,574
Advances recoverable	16,224	51,226	280,008	57,143
Trade payables	2,273,892	761,859	432,773	2,548,684

24.    Financial instrument risks

The Group is exposed to various risks in relation to financial instruments. The Group’s financial assets and liabilities by category are summarized in note 9. The main types of risks are market risk, credit risk and liquidity risk.

The Group’s risk management is coordinated at its headquarters, in close co-operation with the board of directors, and focuses on securing the Group’s short to medium term cash flows. The Group does not engage in trading of financial assets for speculative purposes.

Interest rate sensitivity

A majority of financing of the Group has come from a mix of ordinary, convertible preference shares with nominal dividends, convertible warrants and term loans from banks. Term loans from banks outstanding as at April 1, 2009 are variable interest rate instruments. Further, the only interest bearing financial assets held by the Group are fixed deposits with banks. Such deposits bear a fixed rate of interest.

For variable interest rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

An increase of one hundred basis points in interest rates at the reporting date would have increased deficit as on April 1, 2009 by US$ 29,127 and loss for the year ended March 31, 2012 by US$ 100,958. This analysis assumes that all other variables remain constant. A decrease of one hundred basis points in the interest rates at the reporting date would have had equal but opposite effect, on the basis that all other variables remain constant. There are no floating rate liabilities as on March 31, 2010 and 2011.

A one hundred basis point rise or fall in interest rates represents a large but realistic movement which can easily be multiplied to give sensitivities at different interest rates.

The sensitivity analysis provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Group’s actual exposure to market rates changes as the Group’s portfolio of debt, cash and foreign currency contracts changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Group. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Price Risk Sensitivity

For the mutual funds, an average volatility of 7% and 5% respectively has been observed during the years ended March 31, 2009 and March 31, 2010 (based on CRISIL Composite Bond Fund Index). This volatility figure is considered to be a suitable basis for estimating how Statement of Comprehensive Income (Loss) and equity would have been affected by changes in market risk that were reasonably possible at the reporting date. If the prices of underlying securities increased or decreased by 7%, equity as on April 1, 2009 would have changed by US$ 111,968. Similarly, if the prices of underlying securities increased or decreased by 5%, loss for the year ended March 31, 2010 and equity as on that date would have changed by US$ 44,160.

In respect of conversion option in Class B preference shares,

•	A 5% change in volatility would have resulted in approximate change in deficit as on April 1, 2009 by US$ 415,000

•	A 5% change in equity value of the Company would have resulted in approximate change in deficit as on April 1, 2009 by US$ 430,000

•	A 5% change in risk-free interest rate would not have resulted in any significant change in deficit as on April 1, 2009

In respect of liability component of Class B preference shares, a change of 100 basis points in interest rates would have changed its fair value by approximately US$ 450,000.

In respect of conversion feature in convertible warrants, since those instruments were issued close to the end of the reporting period i.e. on March 16, 2012, a change in assumptions used for fair valuation would not have significantly changed the loss for the year ended March 31, 2012 or deficit as on that date.

Credit risk analysis

Credit risk is the risk that counterparty fails to discharge an obligation to the Group. The Group’s financial assets which could expose it to credit risk primarily include trade receivables, receivables from courier agencies, loans, advances recoverable and cash and cash equivalents.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at reporting date:

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
	(in US$)
Trade receivables	495,176	893,393	639,087	1,100,339
Receivables from courier agencies	1,905,803	2,938,700	2,846,108	4,196,613
Security deposits	315,826	500,588	511,895	489,797
Loans	561,315	647,645	654,752	571,574
Advances recoverable	390,591	351,412	1,337,084	3,581,142
Fixed deposits with banks	—	21,464,317	5,900,132	680,176
Cash and cash equivalents (except cash on hand)	5,663,346	1,304,038	1,862,270	1,447,959

Total	9,332,057	28,100,093	13,751,328	12,067,600

Trade receivables and receivables from courier agencies

Exposure to credit risk in respect of outstanding trade receivables is limited since the consideration for sales from vendors to customers is collected by the Group (through courier agencies or payment gateways provided on Group’s website) on behalf of the vendors (related payables are included in note 19.1 ‘Trade payables’) and accordingly the commission on products sold through its distribution channels is received in advance. The residual credit risk is on account of consideration for sales from vendors to customers which is collected by the courier agencies but not yet remitted to the Group at the year-end. The Group has not experienced any default in recovery from these courier agencies.

The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date.

An analysis of age of trade receivables at each statement of financial position date is summarized as follows:

	As at April 1, 2009		As at March 31, 2010		As at March 31, 2011		As at March 31, 2012
	Gross	Impairment	Gross	Impairment	Gross	Impairment	Gross	Impairment
	(in US$)
Not past due	418,872	—	360,139	—	395,305	—	1,054,814	—
Past due less than 6 months	87,723	(11,419)	543,714	(13,586)	257,462	(13,680)	53,827	(11,249)
Past due more than six months but not more than twelve months	—	—	—	—	—	—	—	—
More than one year	5,420	(5,420)	8,546	(5,420)	5,420	(5,420)	8,367	(5,420)

	512,015	(16,839)	912,399	(19,006)	658,187	(19,100)	1,117,008	(16,669)

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

An analysis of age of receivables from courier agencies at each statement of financial position date is summarized as follows:

	As at April 1, 2009		As at March 31, 2010		As at March 31, 2011		As at March 31, 2012
	Gross	Impairment	Gross	Impairment	Gross	Impairment	Gross	Impairment
	(in US$)
Not past due	1,502,088	—	1,132,715	—	1,715,836	—	3,962,948	—
Past due less than 6 months	403,715	—	1,805,985	—	1,130,272	—	233,665	—

	1,905,803	—	2,938,700	—	2,846,108	—	4,196,613	—

The amounts collected by courier agencies are considered past due after they are outstanding beyond the remittance cycle, as applicable, which varies from case to case. Trade receivables are impaired in full when recoverability is considered doubtful based on estimates made by management.

Commission on sale of products receivable from the top three courier agencies amounted to US$ 410,680, US$ 903,360, US$ 629,150 and US$ 1,042,720 also constituting 97%, 99%, 96% and 93% of trade receivables as at April 1, 2009, March 31, 2010, March 31, 2011 and March 31, 2012 respectively.

Receivables from top three courier agencies on account of collections made but not remitted to the Group amounted to US$ 1,886,366, US$ 2,910,267, US$ 2,803,430 and US$ 4,037,192 also constituting 97%, 99%, 99% and 96% of such receivables as at April 1, 2009, March 31, 2010, March 31, 2011 and March 31, 2012 respectively.

Management considers the credit quality of trade receivables and receivables from courier agencies that are not past due or not impaired to be good. No collateral is held for trade receivables and receivables from courier agencies.

Loans and advances recoverable

Loans and advances recoverable are given in the ordinary course of business. Credit risk in loans and advances recoverable is managed through monitoring of creditworthiness of the counterparties and by granting credit approvals in the normal course of the business.

All the loans and advances recoverable are not past due as at the respective year-ends. Loans and advances are considered past due in accordance with the contractual terms negotiated with the respective counterparties. Loans and advances recoverable are impaired in full when recoverability is considered doubtful based on estimates made by management.

Loan outstanding at each date of statement of financial position is recoverable from one counterparty. Advances recoverable from top three vendors whose products are sold through the Group’s channels amounted to US$ 2,521,867 also constituting 70% of advances recoverable as at March 31, 2012. As at April 1, 2009, March 31, 2010 and March 31, 2011, the Group is not exposed to any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Management considers the credit quality of loans and advances that are not past due or not impaired to be good. No collateral is held for loans and advances recoverable.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents (except cash on hand) and fixed deposits with banks

The management considers the credit quality of current accounts and deposits with banks to be good and reviews the banking relationships on an on–going basis.

The Group does not require any security in respect of the above financial assets. There are no impairment provisions as at each statement of financial position date against these financial assets, except as disclosed in respect of trade receivables above. The management considers that all the above financial assets that are not impaired or past due for each of the statement of financial position dates under review are of good credit quality.

Liquidity risk analysis

Liquidity risk is the risk that the Group might be unable to meet its obligations. Liquidity needs of the Group are monitored on the basis of monthly and yearly projections. The Group manages its liquidity needs by continuously monitoring scheduled debt servicing payments for long-term financial liabilities as well as forecast cash inflows and outflows due in day-to-day business. Liquidity needs are monitored in various time bands, on a day-to-day and week-to-week basis, as well as on the basis of a rolling 30-day projection.

Long-term liquidity needs for a 180-day and a 360-day lookout period are identified monthly. Net cash requirement are compared to available borrowing facilities in order to determine headroom or any shortfalls. This analysis shows if the available borrowings are expected to be sufficient over the lookout period.

Short term liquidity requirements comprises mainly of trade payables and employee dues arising during normal course of business as on each statement of financial position date. The Group maintains a minimum of sixty days of short term liquidity requirements in cash and cash equivalents and short term investments. Long term liquidity requirement is assessed by the management on periodical basis and is managed through internal accruals and through funding commitments from shareholders.

As at each statement of financial position date, the Group’s liabilities having contractual maturities (including interest payments where applicable) are summarized as follows:

As at April 1, 2009:

	Carrying Amount	Contractual Cash Flows	6 Months or Less	6-12 Months	1-5 Years
	(in US$)
Non-derivative liabilities
Loans and borrowings@	26,364,210	3,809,470	221,410	220,200	3,367,860
Trade payables	5,688,892	5,688,892	5,688,892	—	—
Bank overdraft	5,348	5,348	5,348	—	—
Other current liabilities (excluding advance from customers, statutory dues, employee dues and provision for wealth and fringe benefits tax)	1,592,020	1,592,020	1,592,020	—	—

Total	33,650,470	11,095,730	7,507,670	220,200	3,367,860

Derivative financial liabilities@	4,340,000	—	—	—	—

@

Refer note 9.5 on Class B preference shares. Since the instrument is convertible into ordinary shares and Class A preference shares of the Company, the carrying amount has not been considered in the contractual cash flows.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at March 31, 2010:

	Carrying Amount	Contractual Cash Flows	6 Months or Less	6-12 Months	1-5 Years
	(in US$)
Non-derivative liabilities
Loans and borrowings	32,456	32,456	10,818	—	21,638
Trade payables	4,642,641	4,642,641	4,642,641	—	—
Bank overdraft	1,160,080	1,160,080	1,160,080	—	—
Other current liabilities (excluding advance from customers, statutory dues, employee dues and provision for wealth and fringe benefits tax)	2,655,713	2,655,713	2,655,713	—	—

Total	8,490,890	8,490,890	8,469,252	—	21,638

Derivative financial liabilities	—	—	—	—	—

As at March 31, 2011:

	Carrying Amount	Contractual Cash Flows	6 Months or Less	6-12 Months	1-5 Years
	(in US$)
Non-derivative liabilities
Loans and borrowings	21,727	21,727	—	—	21,727
Trade payables	2,668,984	2,668,984	2,668,984	—	—
Bank overdraft	565,635	565,635	565,635	—	—
Other current liabilities (excluding advance from customers, statutory dues, employee dues and provision for wealth and fringe benefits tax)	3,672,025	3,672,025	3,672,025	—	—

Total	6,928,371	6,928,371	6,906,644	—	21,727

Derivative financial liabilities	—	—	—	—	—

As at March 31, 2012:

	Carrying Amount	Contractual Cash Flows	6 Months or Less	6-12 Months	1-5 Years
	(in US$)
Non-derivative liabilities
Loans and borrowings*	11,313,068	10,926,343	7,401,717	3,524,626	—
Trade payables	6,264,528	6,264,528	6,264,528	—	—
Bank overdraft	575,736	575,736	575,736	—	—
Other current liabilities (excluding advance from customers, statutory dues, employee dues and provision for wealth and fringe benefits tax)	3,722,913	3,722,913	3,576,314	146,599	—

Total	21,876,245	21,489,520	17,818,295	3,671,225	—

Derivative financial liabilities*	180,000	—	—	—	—

*	Refer note 9.5 on convertible warrants. Since the instrument is convertible into Class A preference shares of the Company, the carrying amount has not been considered in the contractual cash flows.

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.    Capital management policies and procedures

The Group’s capital management objectives are:

a)	to ensure the Group’s ability to continue as a going concern and

b)	to provide an adequate return to shareholders.

The Group monitors capital on the basis of the carrying amount of equity, convertible financial instruments, derivatives embedded in those convertible financial instruments and term loans from related parties. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	As at April 1, 2009	As at March 31, 2010	As at March 31, 2011	As at March 31, 2012
Equity (deficit)	(22,294,692)	26,006,930	14,721,897	(1,304,204)
Convertible instruments	23,413,970	—	—	597,637
Derivative financial liabilities	4,340,000	—	—	180,000
Term loans from related parties	—	—	—	10,707,022

	5,459,278	26,006,930	14,721,897	10,180,455

Since its inception, the Group has been focusing on building platforms for vendors for distribution of consumer goods. Group has invested significantly in setting up the infrastructure and its corporate brand. Accordingly, being in its early stages, the Group has experienced operating losses and negative cash flows from operations. However, the ultimate majority shareholder, Network18 Media & Investments Limited, has assured continued financial support to the Group for the foreseeable future and based on that financial support, these financial statements have been prepared on a going concern basis.

26.    Events subsequent to reporting period:

a.	The subsidiary company has entered into an arrangement with a bank on April 23, 2012 to avail a credit facility for working capital equivalent to US$ 7,658,433 which comprises the following:

-	Working capital demand loan of US$ 5,743,825 at interest rate to be decided at the time of disbursement but not lesser than ‘Base Rate’ (Base Rate on the date of arrangement was 11%), and

-	Cash credit of US$ 1,914,608 at interest rate of 13.5% per annum (floating)

b.	The Board of Directors, vide written resolution dated August 6, 2012, adopted a Stock Appreciation Rights Scheme named the TV18 HSN Holdings Limited Stock Appreciation Rights Scheme, 2012 (‘SARs Scheme’) that allows the Company to grant stock appreciation rights to the eligible employees of the Company and its subsidiaries, whether working in India or out of India. The SARs Scheme will be administered by a Compensation Committee of the Board of Directors of the Company.

As per the terms of the SARs Scheme, each stock appreciation right may be settled either in cash or by the issue of shares at the sole option of the Compensation Committee.

The Compensation Committee is entitled to determine the vesting schedule for stock appreciation rights as the committee deems fit. Stock appreciation rights that are not exercised within the applicable exercise period will automatically lapse. The stock appreciation rights granted under the SARs Scheme can be exercised within a period of 48 months from vesting date. In case of staggered vesting (as determined by the Compensation Committee), the period of 48 months shall be considered from each vesting date. The stock

TV18 HSN HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

appreciation rights can be exercised only after a liquidity event (as defined in the SARs Scheme) and in the absence of a liquidity event during the exercise period, stock appreciation rights granted shall automatically lapse.

c.	The Board of Directors at their meeting held on August 3, 2012 approved the change in conversion ratio of 1,500,000 convertible warrants issued to the shareholders of the Company (Refer note 9.5) from 1:1 to 1:7.310519.

d.	As mentioned in Note 16.1, the scheme of arrangement for implementing certain changes to the authorized and issued share capital of the Company was approved by the Hon’ble Nicosia District Court on May 10, 2012 and filed with the Registrar of Companies on May 10, 2012.

27.    Authorization of financial statements

The financial statements were approved by the Board of Directors on August 29, 2012.

For and on behalf of Board of Directors

Chairman & Managing Director

             Shares

NW18 HSN Holdings Plc

Ordinary Shares

PRELIMINARY PROSPECTUS

            , 2012

Citigroup

Until             , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our ordinary shares whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering Articles of Association will provide for indemnification, to the extent permitted by Cyprus Companies Law, of each of our directors and officers out of our assets against any losses or liabilities which he or she may sustain or incur in the execution of his or her duties, including liability incurred by such person in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor or in which he or she is acquitted or in connection with any application under Section 383 of the Cyprus Companies Law. Section 383 of the Cyprus Companies Law provides the following: (a) if in any proceeding for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether or not such person is an officer of the company), it appears to the court hearing the case that that such officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that such officer or person acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with such officer or person’s appointment, such officer or person ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve such officer or person, either wholly or partly, from liability on such terms as the court may think fit; and (b) where such officer or person has reason to apprehend that any claim will or might be made against such officer or person in respect of any negligence, default, breach of duty or trust, such officer or person may apply to court for relief, and the court on any such application shall have the same power to relieve such officer or person as under Section 383 of the Cyprus Companies Law, it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

Under the articles of association of our subsidiary, which is an Indian corporation, our executive officers, all of whom are also employees of our subsidiary are entitled to indemnification by our subsidiary against loss in defending any proceeding brought against them in their capacity as officers of the subsidiary, if the indemnified officer or director receives judgment in his favor or is acquitted or discharged in such proceeding as well as in connection with certain applications under Indian companies law in which relief is granted to him by the court.

We maintain a directors and officers liability insurance policy which insures our directors and officers against damages and cost of defense, settlement and payment of judgments arising from any claim made against our directors or officers for wrongful acts committed in the course of their service to us in those capacities. As of the date of this prospectus, no claims for directors and officers liability insurance have been filed under this policy against any of our directors or officers, and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our shares) without registering the securities under the Securities Act. All our securities were sold through private placements either (i) outside the United States to foreign persons, or (ii) inside the United States to accredited investors or to a limited number of persons in transactions not involving any public offering. All our options to purchase ordinary shares and the ordinary shares issued upon the exercise of such options were issued to directors, executive officers and employees and were in respect of ordinary shares not exceeding 15% of our issued share capital. Accordingly, we believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Section 4(2), Regulation S or Rule 701 of the Securities Act. No underwriters were involved in any of these issuances and none of these transactions involved any underwriting discounts or commissions. In the table below, the numbers of securities corresponding to grants of options under our share option plan have not been adjusted to reflect any subsequent lapses, forfeitures, exercises or expirations of these options.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Type of Securities
Network18 Holdings Limited	November 3, 2009	2,046,464	$2,332,969	Ordinary shares
Network18 Holdings Limited	November 24, 2009	3,654,437	$5,000,000	Ordinary shares
GS Home Shopping Inc.	November 24, 2009	13,542,728	$18,529,160	Class G preference shares
SAIF II Mauritius Company Limited	March 19, 2010	730,682	$29,227	Class A preference shares
Network18 Holdings Limited	May 17, 2012	46,308,665	*	Ordinary shares
		2,500		Class A preference shares
SAIF II Mauritius Company Limited	May 17, 2012	27,697,528	*	Class A preference shares
GS Home Shopping Inc.	May 17, 2012	13,542,728	*	Class G preference shares
Network18 Holdings Limited	November 16, 2011	793,000	$7,930	Warrants to purchase Class A preference shares
SAIF II Mauritius Company Limited	November 16, 2011	475,000	$4,750,000	Warrants to purchase Class A preference shares
GS Home Shopping Inc.	November 16, 2011	232,000	$2,320,000	Warrants to purchase Class A preference shares
Network18 Holdings Limited	March 14, 2012	422,659	$4,227	Warrants to purchase Class A preference shares
GS Home Shopping Inc.	March 14, 2012	77,341	$773,410	Warrants to purchase Class A preference shares
Sundeep Malhotra	April 9, 2008	1,275,000	0.11**	Options to purchase ordinary shares
Atrash Aman	April 9, 2008	80,000	0.11**	Options to purchase ordinary shares
Raman Kumar Gulati	April 9, 2008	80,000	0.11**	Options to purchase ordinary shares
Certain employees	April 9, 2008	414,000	0.11**	Options to purchase ordinary shares

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Type of Securities
Certain employees	January 29, 2010	98,000	0.43**	Options to purchase ordinary shares
Narasimha Jayakumar	August 4, 2010	100,000	0.09**	Options to purchase ordinary shares
Atrash Aman	August 4, 2010	70,000	0.09**	Options to purchase ordinary shares
Raman Kumar Gulati	August 4, 2010	70,000	0.09**	Options to purchase ordinary shares
Certain employees	August 4, 2010	80,000	0.09**	Options to purchase ordinary shares
Sachin Rastogi	January 4, 2011	100,000	0.10**	Options to purchase ordinary shares
Vishwanath Magapu	January 4, 2011	75,000	0.10**	Options to purchase ordinary shares
Girish Keswani	January 4, 2011	20,000	0.10**	Options to purchase ordinary shares
Certain employees	January 4, 2011	104,000	0.10**	Options to purchase ordinary shares
Girish Keswani	April 29, 2011	10,000	0.10**	Options to purchase ordinary shares
Certain employees	April 29, 2011	22,000	0.10**	Options to purchase ordinary shares
Certain employees	February 3, 2012	13,000	0.09**	Options to purchase ordinary shares

Notes:

*	These shares were issued in connection with our share capital reorganization, which included a reduction and subsequent increase in share capital. All prior shareholdings of this shareholder were replaced by the shares issued upon the May 17, 2012 consummation of the share capital reorganization. For more information on the shareholdings of this shareholder immediately prior to the consummation of this reorganization, see the third paragraph of the “Description of Share Capital” section in the prospectus portion of this registration statement.
**	These options to purchase ordinary shares were granted to each of these employees as consideration for their services to our company. Each option under our share option plan is exercisable for one of our ordinary shares. The dollar amount in this column is the exercise price per option.

Item 8. Statement Schedules.

(a)	Exhibits

See the Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Noida, Uttar Pradesh, India, on             , 2012.

NW18 HSN Holdings Plc
By:
	Name:	Sundeep Malhotra
	Title:	Chief Executive Officer

We, the undersigned executive officers and directors of NW18 HSN Holdings Plc and its subsidiaries hereby severally constitute and appoint Mr. Sachin Rastogi and Ms. Kshipra Jatana, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities held on             , 2012.

Signature	Title

Sundeep Malhotra	Chief Executive Officer (principal executive officer)

Sachin Rastogi	Chief Financial Officer (principal financial and accounting officer)

Raghav Bahl	Director

Independent Director

Ravi Chandra Adusumalli	Director

Deepak Gaur	Director

Signature	Title

Joon Shick Kim	Director

Raman Deep Singh Bawa	Director

Sarbvir Singh	Director

Saikumar Balasubramanian	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of NW18 HSN Holdings Plc has signed this Registration Statement or amendment thereto in the City of Newark, Delaware on             , 2012.

AUTHORIZED U.S. REPRESENTATIVE

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director Puglisi & Associates

EXHIBIT INDEX

No.	Description

1.1	Form of underwriting agreement.*

3.1	Form of Memorandum and Articles of Association, to be effective upon the closing of this offering.*

4.1	Form of ordinary share certificate.*

5.1	Opinion of Aristodemou Loizides Yiolitis LLC.

8.1	Opinion of Aristodemou Loizides Yiolitis LLC as to certain Cyprus tax matters.

8.2	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters.

8.3	Opinion of Sidley Austin LLP as to certain US tax matters.

10.1.1	Share option plan.

10.1.2	Resolution dated October 26, 2010 amending the share option plan.

10.1.3	Resolution dated August 6, 2012 amending the share option plan.

10.2	Stock appreciation rights plan.

10.3.1	Amended and restated shareholders agreement dated November 13, 2009 by and among the shareholders named therein and our company.

10.3.2	Amendment to amended and restated shareholders agreement dated November 13, 2009.*

10.4	Master services agreement between iEnergizer IT Services Private Limited and TV18 Home Shopping Network Limited dated December 20, 2010.

10.5.1	Lease deed dated July 3, 2007 between IT Infrastructure Providers Private Limited as Lessors and TV18 Home Shopping Network Private Limited as Lessee.

10.5.2	Lease deed dated September 1, 2012 between Akshay Vanijya & Finance Private Limited as Lessor and TV18 Home Shopping Network Limited as Lessee.

10.6.1	Agreement between Magus Customer Dialog Private Limited and TV18 Home Shopping Network Limited dated June 21, 2008.

10.6.2	Addendum dated April 1, 2011 to agreement dated June 21, 2008 between Magus Customer Dialog Private Limited and TV18 Home Shopping Network Limited.

10.7	Financial support letter dated August 16, 2012 issued by Network18 Media & Investments Limited.

10.8.1	Sanction letter dated April 23, 2012 from The Ratnakar Bank Limited.

10.8.2	Bank credit facility agreement dated April 27, 2012 between The Ratnakar Bank Limited and TV18 Home Shopping Network Limited.

10.8.3	Corporate guarantee dated April 27, 2012 of Network18 Media & Investments Limited.

10.8.4	Personal guarantee dated April 27, 2012 of Mr. Raghav Bahl.

10.8.5	Composite deed of hypothecation dated April 27, 2012.

10.9	Licensing agreement dated September 1, 2012 between Network18 Media & Investments Limited and TV18 HSN Holdings Limited.

21.1	List of subsidiaries of NW18 HSN Holdings Plc.

23.1	Consent of Aristodemou Loizides Yiolitis LLC (see Exhibit 5.1 and Exhibit 8.1).

23.2	Consent of Amarchand & Mangaldas & Suresh A. Shroff & Co. (see Exhibit 8.2).

23.3	Consent of Sidley Austin LLP (see Exhibit 8.3).

No.	Description

23.4	Consent of Grant Thornton India LLP, registered public accounting firm.

23.5	Consent of Grant Thornton (Cyprus) Ltd.*

24.1	Power of Attorney (contained on signature page).

99.1	Special report prepared pursuant to the requirements of Cyprus law.*

99.2	Schedule pursuant to the requirements of Cyprus law.

Note:

*	To be filed by amendment

Exhibit 5.1

Our Ref.:

NW18 HSN HOLDINGS PLC

FC 24, 7th floor,

sector 16A,

Film City, Noida,

Uttar Pradesh,

201301, India

            , 2012

Dear Sirs

Re:	CYPRUS LEGAL OPINION IN RELATION TO NW18 HSN HOLDINGS PLC

We are lawyers qualified to practice in Cyprus and we have been asked to give the following legal opinion as to matters relating to Cyprus law (the “Opinion”) pursuant to the offering (the “Offering”) by NW18 HSN HOLDINGS PLC, a public company limited by shares, incorporated under the laws of Cyprus, with registration number 175604 (the “Company”) of                      new ordinary shares, with a nominal value of USD 0.04 per share (the “Offer Shares”) and the sale by certain shareholders, namely                     ,                      and                      (the “Selling Shareholders”) of                      ordinary shares of USD 0.04 per share (the “Sale Shares”).

A. Documents examined

For the purposes of this opinion, we have examined copies of the following documents (but no others) (the “Opinion Documents”):

1.	An extract of the Company’s Register of Members, certified as true by the Secretary of the Company dated ;

2.	An incumbency certificate issued by the Secretary of the Company dated (the “Incumbency Certificate”);

3.	Share Certificates numbered to (inclusive of both) representing the Sale Shares;

4.	Instruments of Transfer between , as transferor and Citigroup Global Markets Inc. [or ] as transferee, dated transferring the [insert number of Sale Shares];

5.	Unanimous written Resolution of the Directors /minutes of the meeting of the Board of Directors of the Company dated , approving the transfer of the Sale Shares to Citigroup Global Markets Inca.

6.	Share Certificates numbered to (inclusive of both) representing the Offer Shares;

7.	Unanimous written Resolution of the Directors / minutes of a meeting of the Board of Directors of the Company dated in relation to, inter alia, the approval and authorisation of the execution of the Underwriting Agreement and the Prospectus;

1

8.	Unanimous written resolution of the Directors/ minutes of the meeting of the Board of Directors of the Company dated , convening an Extraordinary General Meeting of the members of the Company;

9.	Minutes of an Extraordinary General Meeting of the Company dated , resolving to, inter alia, waive any pre-emption rights in relation to the Offer Shares and authorising the Directors to allot the same to such persons as they deem appropriate;

10.	Unanimous written resolution of the Directors/ minutes of the meeting of the Board of Directors of the Company dated resolving to allot and issue the Offer Shares to Citigroup Global Markets Inc and/or ;

11.	Unanimous written resolution of the Directors/ minutes of the meeting of the Board of Directors of the Company dated resolving the allotment and issue of the Offer Shares to the investors mentioned therein;

12.	Confirmation from the Board of Directors of the Company that each Sale Share is fully paid up and non – assessable, dated ; and

13.	The underwriting agreement between Citigroup Global Markets Inc, the Company and the Selling Shareholders dated (the “Underwriting Agreement”);

14.	The registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on or about the date of this Opinion (the “Registration Statement”), including the related prospectus contained there in (the “Prospectus”);

For the purposes of this opinion, we have received and reviewed copies of the following documents:

1.	The Company’s memorandum and articles of association, certified as true by the Secretary of the Company on ;

2.	The Company’s certificate of incorporation and change of name, issued by the Registrar of Companies on ;

3.	The Company’s certificate of registered Office Address, issued by the Registrar of Companies on ;

4.	The Company’s Certificate of Directors and Secretary, issued by the Registrar of Companies on ;

5.	The Company’s Certificate of Share Capital, issued by the Registrar of Companies on ;

6.	The Company’s Certificate of Good Standing, issued by the Registrar of Companies on ;

7.	Confirmation and representation letter from the Directors of the Company confirming and representing, inter alia, the accuracy of documents reviewed for this Opinion, dated

2

B. Laws of the Republic of Cyprus

We have not made any investigation of the laws of any jurisdiction other than the Republic of Cyprus and we do not therefore express (whether directly or indirectly) any opinion in relation thereto. This Opinion is given only with respect to the currently applicable laws of the Republic of Cyprus and on the basis that it will be governed by and construed in accordance with such laws.

C. Assumptions

Save as otherwise disclosed herein, we have assumed the following:

1.	The conformity to the originals of the Opinion Documents supplied to us as copied, conformed or facsimile copies and the authenticity and completeness of the Opinion Documents supplied to us as originals;

2.	The accuracy and completeness of all factual representations made in the Registration Statement and other documents reviewed by us;

3.	The due compliance of the Company with all applicable laws other than the laws of Cyprus in so far as laws of Cyprus apply or relate to the Offering;

4.	That no laws (other than the laws of the Republic of Cyprus) which may apply with respect to the Prospectus and/or the Underwriting Agreement or the transactions and matters contemplated thereby would be such as to affect any of the opinions stated herein;

5.	That there are no other agreements or arrangements between any of the parties to or included in or referred to in the Opinion Documents which modify or supersede any of the terms and conditions of the Opinion Documents.

6.	That any signatures that appear on the Opinion Documents are genuine of those whose name appears to be the signatory thereon.

7.	That no corporate or other action has been taken (and no steps have been taken or legal proceedings started) for the liquidation, winding up, dissolution, reorganisation or administration of, or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officers of any of the parties other than the Company, or any of their respective assets other than the assets of the Company.

9.	That there are no vitiating factors of which we are unaware, such as fraud, undue influence or duress, which might affect the options expressed in this letter.

We have not independently verified any of the above assumptions.

D. Opinions

Based upon and subject to the foregoing, and subject to the qualifications mentioned below and to any matters not disclosed or provided to us, we are of the opinion that:

1.	The Offer Shares, other than the Sale Shares, have been duly created and their allotment and issue in accordance with the Prospectus have been duly authorised; and once the value for each Offer Share is paid to the Company and once issued (and registered in the statutory books and registers of the company) in accordance with the laws of Cyprus and pursuant to the relevant terms of the Prospectus and/or the Underwriting Agreement, the Offer Shares, other than the Sale Shares, will be validly issued and considered as fully paid and will be non –assessable (the term ‘non –assessable’ is understood to mean that solely by virtue of their status as holders of the Offer Shares, these holders will not be subject to any calls or assessments on their fully paid Offer Shares to make any further payment to the Company or to cover any liabilities of the Company).

3

2.	The Sale Shares have been duly authorised, validly allotted and issued and are fully paid up and non –assessable (the term ‘non –assessable’ is understood to mean that solely by virtue of their status as holders of the Sale Shares, these holders will not be subject to any calls or assessments on their Sale Shares, which as noted are fully paid, to make any further payment to the Company or to cover any liabilities of the Company).

E. Qualifications

This Opinion is given upon and is subject to the following qualifications:

1.	We have not given any advice and cannot and do not offer any opinion whatsoever as to the commercial nature of the transactions contemplated by or related to the Registration Statement and/or Underwriting Agreement. Except as expressly stated herein, we have not given any advice and cannot and do not offer any opinion whatsoever on the question whether the terms of the Registration Statement and/or Underwriting Agreement and the arrangements effected by any such documents to achieve for the Company or any other person any particular accounting, tax or regulatory treatment;

2.	The above represent our opinions as to the issues addressed and they are based upon current laws of Cyprus and practice (and interpretation thereof), which is of course subject to change; and

3.	We express no opinion on matters of fact other than those constituting conclusions of law and give no assurance that we could or would be prepared to repeat all or any of the such opinions as a future date or with reference to any documents.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the reference to our name under the captions “Taxation” and “Legal Matters” in the prospectus forming part of the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the United States Securities Act of 1933, as amended (the “Securities Act”), or that we are within the category of persons whose consent is required under section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Yours faithfully,

Aristodemou Loizides Yiolitis LLC

4

Exhibit 8.1

Our Ref.:

NW18 HSN HOLDINGS PLC

FC 24, 7th floor,

sector 16A,

Film City, Noida,

Uttar Pradesh,

201301, India

            , 2012

Dear Sirs

Re:	CYPRUS TAX OPINION IN RELATION TO NW18 HSN HOLDINGS PLC

We are lawyers qualified to practice in Cyprus and we have been asked to give the following legal opinion as to matters relating to Cyprus law (the “Opinion”) in connection with the registration statement on Form F-1, including the related prospectus contained therein, filed with the U.S. Securities and Exchange Commission (the “Commission”) on or about the date of this Opinion (the “Registration Statement”) relating to the offering by NW18 HSN HOLDINGS PLC, a public company limited by shares, incorporated under the laws of Cyprus, with registration number 175604 (the “Company”) of              ordinary shares (the “Offer Shares”), of which certain Offer Shares are offered by the Company and certain Offer Shares are offered by certain shareholders of the Company (the “Offering”).

A. Documents examined

For the purposes of this opinion, we have examined a copy of the Registration Statement (the “Opinion Documents”) and the underwriting agreement between Citigroup Global Markets Inc, the Company and the selling shareholders dated                  (the “Underwriting Agreement”):

1

B. Laws of the Republic of Cyprus

We have not made any investigation of the laws of any jurisdiction other than the Republic of Cyprus and we do not therefore express (whether directly or indirectly) any opinion in relation thereto. This Opinion is given only with respect to the currently applicable laws of the Republic of Cyprus and on the basis that it will be governed by and construed in accordance with such laws.

C. Assumptions

Save as otherwise disclosed herein, we have assumed the following:

1.	The conformity to the originals of the Opinion Documents supplied to us as copied, conformed or facsimile copies and the authenticity and completeness of the Opinion Documents;

2

2.	The accuracy and completeness of all factual representations and statements of facts made in the Opinion Documents;

3.	The due compliance of the Company with all applicable laws other than the laws of Cyprus in so far as the laws of Cyprus apply or relate to the Offering;

4.	That no laws (other than the laws of the Republic of Cyprus) which may apply with respect to the Registration Statement and/or the Underwriting Agreement or the transactions and matters contemplated thereby would be such as to affect any of the opinions stated herein; and

5.	That there are no vitiating factors of which we are unaware, such as fraud, undue influence or duress, which might affect the options expressed in this letter.

We have not independently verified any of the above assumptions.

D. Opinions

Based upon and subject to the foregoing, and subject to the qualifications mentioned below and to any matters not disclosed to us, we are of the opinion that:

1.	The statements contained in the section of the Registration Statement entitled “Taxation - Cyprus Taxation”, insofar as these statements relate to the laws of the Republic of Cyprus or matters governed by the Cyprus laws (and no other matters whatsoever) at the date of the Registration Statement and at the time and date of delivery of this Opinion, are accurate in all material respects and that such statements constitute our opinion.

E. Qualifications

This Opinion is given upon and is subject to the following qualifications:

1.	We have not given any advice and cannot and do not offer any opinion whatsoever as to the commercial nature of the transactions contemplated by or related to the Registration Statement and/or Underwriting Agreement. Except as expressly stated herein, we have not given any advice and cannot and do not offer any opinion whatsoever on the question whether the terms of the Registration Statement and/or Underwriting Agreement and the arrangements effected by any such documents to achieve for the Company or any other person any particular accounting, tax or regulatory treatment;

2.	The above represent our opinions as to the issues addressed and they are based upon current laws of Cyprus and practice (and interpretation thereof), which is of course subject to change;

3.	We have not conducted any legal, tax or financial due diligence of the Company and we express no opinion as to any factual tax matters or liabilities specifically related to the Company or the holders of any shares in the Company; and

4.	We express no opinion on matters of fact other than those constituting conclusions of law and give no assurance that we could or would be prepared to repeat all or any of the such opinions as a future date or with reference to any documents.

3

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the reference to our name under the captions “Taxation” and “Legal Matters” in the prospectus forming part of the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the United States Securities Act of 1933, as amended (the “Securities Act”), or that we are within the category of persons whose consent is required under section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Yours faithfully,

Aristodemou Loizides Yiolitis LLC

4

Exhibit 8.2

[AMARCHAND MANGALDAS LETTERHEAD]

[—], 2012

NW18 HSN Holdings Plc

FC 24, 7th Flooor

Sector 16A, Film City

NOIDA, Uttar Pradesh

201 301, India

Re: Registration Statement on Form F-1 of NW18 HSN Holdings Plc

Dear Sirs/ Mesdames:

We have acted as counsel as to matters of Indian law to NW18 HSN Holdings Plc and are giving this opinion in connection with its Registration Statement on Form F-1 (the “Registration Statement”) filed with the Unites States Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), filed on [—], 2012 (Registration Number 333-[—]), as amended through the date hereof.

Based upon such facts and subject to the limitations set forth in the Registration Statement, the statements of law or legal conclusions in the Registration Statement under the caption “Taxation – Indian Taxation” constitute the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.

In rendering this opinion, we have reviewed the Registration Statement and such laws of the Republic of India as have been published and made publicly available, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. We have made no investigation of the laws of any jurisdiction other than the Republic of India and do not express or imply any opinions as to the laws of any jurisdiction other than those of the Republic of India as applicable on the date of this opinion. This opinion is governed by and shall be construed in accordance with Indian law. We assume no obligation to update or supplement this opinion letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinion expressed above, including any changes in applicable law which may hereafter occur. Our opinion is not binding on the Indian Income Tax Department or a court. The Indian Income Tax Department may disagree with one or more of our conclusions, and a court may sustain the Indian Income Tax Department’s position.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to all references to our firm included in or made a part of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons for whom consent is required by Section 7 of the Securities Act or the related rules promulgated by the Commission thereunder.

Yours Truly,

Exhibit 8.3

NW18 HSN Holdings Plc

FC 24, 7th Floor

Sector 16A, Film City

NOIDA, Uttar Pradesh

201 301, India

Ladies and Gentlemen:

[—] ordinary shares of NW18 HSN Holdings Plc

We have acted as special United States counsel to NW18 HSN Holdings Plc, an exempted company incorporated under the laws of Cyprus (the “Issuer”), in connection with the offering of [—] ordinary shares, nominal value $0.04 per share, of the Issuer, pursuant to the registration statement on Form F-1 under the Securities Act of 1933, as amended (the “Act”), initially filed by the Issuer on [—] (File No. [—]), as amended (the “Registration Statement”).

As special United States counsel to the Issuer, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such instruments, certificates, records and other documents and have made such examination of law as we have deemed necessary or appropriate for the purpose of this opinion. In rendering the opinion expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as certified or photostatic copies or by facsimile or other means of electronic transmission and the authenticity of the originals of such latter documents. We have assumed and have not verified the accuracy as to factual matters set forth in the above-referenced documents. We have also assumed that the Dr. K. Chrysostomides & Co. opinion (dated the date hereof and contained in Exhibit 8.1 of the Registration Statement) in respect of the Issuer is correct, and we have relied on their opinion as to all matters of Cyprus law. We have also assumed that the Amarchand & Mangalas & Suresh A. Shroff & Co. opinion (dated the date hereof and contained in Exhibit 8.2 of the Registration Statement) in respect of the Issuer is correct, and we have relied on their opinion as to all matters of Indian law.

Based upon the foregoing and consideration of such other matters as we have deemed appropriate, we confirm and adopt as our opinion the statements contained in the Registration Statement under the heading “Taxation—United States Federal Income Taxation,” to the extent that they constitute matters of United States federal tax law or legal conclusions with respect thereto.

The opinion set forth herein is based upon the existing provisions of the Internal Revenue Code of 1986, as amended, and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service and existing case law, any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinion is based. The opinion expressed herein is limited as described above, and we do not express an opinion with respect to any tax matters other than in connection with the statements contained in the Registration Statement under the heading “Taxation—U.S. Federal Income Taxation.”

In rendering the foregoing opinion, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion is rendered as of the date hereof and we undertake no obligation to update this opinion or to advise you of any changes in the event there is any change in legal authorities, facts, assumptions or documents on which this opinion is based (including the taking of any action by any party to the above-referenced documents pursuant to any opinion of counsel or a waiver) or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering this opinion, unless we are specifically engaged to do so.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the references to this firm (as special United States counsel to the Issuer) and the summarization of our opinion under the heading “Taxation—U.S. Federal Income Taxation” in the Registration Statement, without implying or admitting that we are “experts” within the meaning of the Act or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

Sidley Austin LLP

2

Exhibit 10.1.1

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

RULES OF THE

TV18 HSN HOLDINGS LIMITED

STOCK OPTION PLAN

(adopted by the Board of Directors of TV18 HSN Holdings Limited on April 7, 2008. Further this Plan has been amended based on Shareholders Resolution passed on March 19, 2010 and October 26, 2010)

1.	Purpose of the Plan

Stock options create a common sense of ownership between the TV18 HSN Holdings Limited (hereinafter referred to as “Company” or “TV18 HSN”) and its employees, paving the way for unified approach to the common objective of enhancing overall shareholders value.

The purpose of TV18 HSN Holdings Limited Share Option Plan 2008 (“Plan”) is to attract and retain the available talent/personnel, reward performing employees and also attract best talent in the Company for positions of substantial responsibility, to provide additional incentive to Employees of the Company or any of its Subsidiaries or Holding Companies and to promote the success of the Company’s business.

2.	Definitions and interpretations

2.1	Definitions

In this Plan, unless repugnant or contrary to the context hereof, the terms defined below, and also their cognate expressions, when capitalized, shall have the meanings assigned to them as under:

(i)	“Beneficiary” means the person, persons, Trust or Trusts designated by a Grantee entitled to Options under this Plan, or in the absence of any designation by the Grantee, a person who is entitled by the will of the Grantee to receive the benefits specified in the Plan if the Grantee dies and includes the Grantee’s executors or administrator if no other beneficiary is designated and able to act under the circumstances.

(ii)	“Board” means the board of directors of TV18 HSN Holdings Limited.

(iii)	“Closing Date” means the last date on which the offer of Options by the Company to a Grantee can be accepted.

(iv)	“Company” means TV18 HSN Holdings Limited.

(v)	“Compensation Committee” means the Board of Directors or a committee of the directors appointed by the Board consisting of 3 members.

(vi)	“Control” means the direct or indirect control of more than 50% of the Voting Rights.

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TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

(vii)	“Employee” means

(a)	A permanent employee of the Company whether working in India or outside India; or

(b)	A director of the Company, whether a whole time director or not; or

(c)	An employee as defined in Clause (a) or (b) above, of a Subsidiary or of a Holding Company, whether in India or outside India, of the Company.

(viii)	“Exercise” means the exercise by the Grantee of the Options held by him in pursuance of the Plan.

(ix)	“Exercise Period” means the period during which the Options may be exercised by a Grantee as decided by the Compensation Committee

(x)	“Exercise Price” means the purchase price of each Share payable by the Grantee upon exercising the Option granted to him as provided in Clause 6.

(xi)	“Financial year” means the period beginning from April 1 and ending on to March 31 of next year.

(xii)	“Grant” means the issue of Options to an Employee under the Plan.

(xiii)	“Grantee” means an Employee who receives an offer from the Compensation Committee to participate in the Plan and who has a right but not an obligation to exercise in pursuance of this Plan.

(xiv)	“Holding Company” means a company which owns and controls another company

(xv)	“Market Price” means the latest available closing price, on the stock exchange on which the Shares are listed prior to the date of the meeting of the Board of Directors or the Compensation Committee at which the grant of the Option was approved. In case the Shares of the Company are not listed, then price shall be based on the fair value determined by independent valuers appointed by the Board of Directors or a committee thereof.

(xvi)	“Offer Date” means the date on which an Option to purchase the Shares is granted to an Employee by the Compensation Committee.

(xvii)	“Option” means a right but not an obligation granted to an Employee in pursuance of the Plan to acquire Shares at a future date at the Exercise Price.

(xviii)	“Share” means ordinary share of the Company, with a nominal par value as appearing in the Company’s books. It shall include American Depository Receipts (ADRs), Global Depository Receipts (GDRs) or other depository receipts representing underlying equity shares or securities convertible into equity shares.

(xxii)	“Subsidiary” means a company wholly owned or under the Control of another company.

(xxiii)	“Trust” means the TV18 HSN Employee Welfare Trust.

(xxiv)	“Unvested Option” means an Option which is not a Vested Option.

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

(xxv)	“Vesting” means the process by which the employee is given the right to apply for shares of the Company against the Option granted to him in pursuance of this Plan.

(xxvi)	“Vested Option” means an Option which has been vested with the Grantee and has thereby become exercisable.

(xxvii)	“Voting Rights” means the voting rights of the members of a company generally or the right to appoint and remove the directors of a company.

(xxvii)	“Year” means a period of 12 months.

2.2	Interpretation

2.2.1	References to any statutory provision are to that provision as amended or re-enacted from time to time.

2.2.2	Unless the context otherwise requires, words in the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender and vice versa.

3.	Jurisdiction and governing laws

The Plan shall be subject to the jurisdiction of the Courts of Cyprus and shall be governed by the laws of Cyprus as amended from time to time, unless specifically provided hereunder.

4.	Share Limits

The maximum number of Shares that may be issued under this Plan shall not exceed 1,034,926 Shares. This limit may be appropriately enhanced/ increased by the Compensation Committee in case of any share split/ bonus issue/ merger or restructuring plan/ other corporate action necessitating such enhancement/increase by the Company as contemplated under Clause 17 and 20. One Option entitles the holder to apply for one Share only upon Exercise. Further, the maximum number of Shares that can be issued under the Plan can be increased by the Board, subject to seeking approval from the shareholders.

Pursuant to the split in the nominal value of Shares to USD 4 cents vide Shareholders Resolutions dated June 25, 2008, the maximum number of Shares that may be issued under this Plan was revised to 2,587,316 Shares.

Pursuant to the Shareholders Resolution dated March 19, 2010 the number of Shares that can be issued under the Plan was increased by 146,166 Shares to 2,733,482

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TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

5.	Administration of Plan and powers of the Compensation Committee

5.1	Compensation Committee

The Plan will be administered by the Compensation Committee. Once appointed, the Compensation Committee shall continue to serve until otherwise directed by the Board. From time to time the Board may increase the size of the Compensation Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution thereof and fill vacancies however caused.

Any action of the Compensation Committee with respect to the administration of the Plan shall be taken pursuant to a majority vote of all its members.

The Board shall allot the necessary Shares to the Trust from time to time, to be held by the Trustees for the benefit of the Grantees. The Trust shall transfer the Shares to the Grantees, on Exercise of their Options by them, at the Exercise Price. The number of Shares to be transferred to each Grantee by the Trust would be based on the recommendations of the Compensation Committee.

The Board and Compensation Committee, if desirable, may choose to allot the Shares directly to the Eligible Employees rather than allotting them to the Trust. In such a case, the Company shall not be required to form a Trust.

5.2	Powers of the Compensation Committee

The Compensation Committee will, inter alia, have the authority to:

(a)	Determine the eligible Employee.

(b)	Grant Options to eligible Employees and determine the date of grant.

(c)	Determine the number of Options to be granted to an Employee.

(d)	Construe and interpret this Plan and any agreements defining the rights and obligations of the Company and eligible Employees under this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of the Plan.

All decisions made by the Compensation Committee or by the Board in the matter referred to above shall be final, conclusive and binding upon all persons including the Company, the Grantee, the shareholders of the Company and the Employees. No members of the Compensation Committee or the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Option granted hereunder.

6.	Exercise Price

The Exercise Price in respect of the Options shall be decided by the Compensation Committee. However, the Exercise Price shall not be lower than nominal par value as appearing in the Company’s books.

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TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

7.	Eligibility

7.1	All Employees working in managerial capacity and such other roles as may be decided by the Compensation Committee would be eligible to receive Options under this Plan.

7.2	In determining the appraisal process and the number of Options to be granted, the Compensation Committee shall consider the following, based on, inter alia, the information received from the respective departmental head/ immediate supervisor/ group of supervisors:

•	performance of the Employee;

•	position and responsibilities of the Employee;

•	the nature of the Employee’s services to the Company or its Holding Company or Subsidiary;

•	the period for which the Employee has rendered his services to the Company or its Holding Company or Subsidiary; and

•	the Employee’s present and potential contribution to the success of the Company or its Holding Company or Subsidiary.

8.	Grant of Options

8.1	The Compensation Committee may offer Options to such Employees as determined by it and in accordance with the terms and conditions of the Plan for the time being in force. Each Option would entitle the Employee to one Share subject to the terms of this Plan.

8.2	The offer of Options by the Compensation Committee to the Employees shall be made in writing and communicated to the Employees, with a copy to the Trustees. Such an offer shall state the number of Options offered, Exercise Price and the Closing Date.

8.3	The Closing Date shall not be more than 30 (thirty) days from the Offer Date.

8.4	Any Grantee who fails to return the acceptance form, on or before the Closing Date shall, unless the Compensation Committee determines otherwise, be deemed to have rejected the offer and any acceptance received after the Closing Date shall not be valid.

8.5	A Grantee shall not be offered, in any one Financial Year, Options representing voting rights for 5% or more of the issued capital of the Company at any point of time. Such limit would be suitably enhanced/ increased by the Compensation Committee in case of share split, capital reorganization, etc to protect rights of Option holders.

8.6	An offer to a Grantee is personal to him and not assignable.

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TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

9.	Method of acceptance

9.1	Any Grantee who wishes to accept an offer made pursuant to Clause 8 of the Plan must deliver an acceptance form, in such form as the Compensation Committee may from time to time prescribe, duly completed as required therein to the Compensation Committee, with a copy to the Trustees (in case plan is administered through the Trust), on or before the Closing Date stated in the offer letter. Upon due compliance of the foregoing, the Employee would be entitled to receive Options in terms of this Plan; such Employee would be referred to as “Grantee”.

9.2	Any Employee who fails to return the acceptance form, on or before the Closing Date shall, unless the Compensation Committee determines otherwise, be deemed to have rejected the offer and any acceptance received after the Closing Date shall not be valid.

9.3	Upon receipt of a duly completed acceptance form from a Grantee, the Compensation Committee shall issue the Grantee, a statement, to the Grantee in such form as the Compensation Committee may from time to time prescribe, showing the number of Options granted to the Grantee pursuant to the acceptance of such offer.

10.	Non-transferability of Options

The Options granted to a Grantee under the terms of this Plan shall not be sold, pledged, assigned, mortgaged, hypothecated, transferred or alienated in any manner, other than by execution of a will or under Clause 16 in case of death of the Grantee, and may be Exercised, during the life time of the Grantee, only by the Grantee.

11.	Beneficiary designation

Each Grantee under the Plan may designate, from time to time, any Beneficiary or Beneficiaries to whom any benefit under the Plan is to be delivered in case of his death. Each such designation shall revoke all prior designations by the same Grantee and shall be in a form prescribed by the Compensation Committee and will be effective only when filed by the Grantee in writing with the Compensation Committee with a copy to the Trustees, during the Grantee’s lifetime.

12.	Vesting of Options

The Options granted pursuant to the Plan shall vest with the Employee on the date of the grant. However, the Compensation Committee will be entitled to grant option with different provisions for vesting as it deems fit.

Approved by Shareholders of the Company vide Shareholders Resolution dated October 26, 2010

Fresh Options granted to a Grantee under this Plan shall vest with the Grantee at the end of 1 year from the date of the Grant. The Vesting would be subject to the terms and conditions of Vesting as may be stipulated by the Compensation Committee in its discretion and it may include performance appraisal of the Employee as well. However, the Compensation Committee will be entitled to grant Options with different provisions for vesting as it deems fit.

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

13.	Exercise of Options

Pursuant to Shareholders Resolution dated October 26, 2010, the existing Clause 13 of the Plan is hereby deleted and is replaced by the following new Clause 13

13.1	Options granted under the Plan and vested with the Grantee shall be exercisable by the Grantee only within the Exercise Period. All Options not exercised within the Exercise Period shall automatically lapse.

13.2	Exercise Period for Options granted till October 22nd, 2010

The Option vested under the Plan can be exercised by the Employee in 4 equal installments over a period of 4 years from the date of the first anniversary of the date of grant ie Employees would be entitled to exercise:

a)	25% of the Vested Options at anytime during the 48 month period from the first anniversary of the date of the grant;

b)	Balance 75% of the Vested Options shall be exercised as to 25% at anytime during the 48 month period after at every subsequent anniversary of the date of the grant.

13.3	Exercise Period for Options granted after October 22nd, 2010

Options vested under the Plan can be exercised within a period of 48 months from date of the Vesting.

13.4	There will be no lock-in on the Shares post exercise of the Options

13.5	Notwithstanding anything contained in this Plan, any Options granted to a Grantee and vested with him shall not be exercisable after the expiry of the Exercise Period

It is hereby clarified that for the purpose of aforesaid exercise, in case an employee resigns prior to completion of the 4th anniversary from date of grant, the employee shall be entitled to exercise options in the manner mentioned below:

Time of resignation	Entitlement to exercise	Lapsed
Prior to 1st anniversary of date of grant	0%	100%
Prior to 2nd anniversary of date of grant	25%	75%
Prior to 3rd anniversary of date of grant	50%	50%
Prior to 4th anniversary of date of grant	75%	25%
After 4th anniversary of date of grant	100%	0%

14.	Notice of Exercise

14.1	All Grantees shall deliver a written notice of Exercise, in the prescribed form, to the Compensation Committee (with a copy to the Trustees, in case the Plan is administered through the Trust) setting forth the number of Options to be Exercised, the exercise date, the method of payment of the Exercise Price, the number of Shares to be sold on exercise of Options and such other particulars, as the Compensation Committee may prescribe from time to time.

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

14.2	The notice referred to in Clause 14.1 shall be delivered to the Compensation Committee not less than 7 days before Exercise by the Grantee.

15.	Payment of Exercise Price

15.1	Upon Exercise, the Exercise Price shall be payable by the Grantee to the Trust, in case the Plan is administered though the Trust, else directly to the Company, in full within such time period as may be determined. Such a payment shall be made in cash/ cheque/ other valid tender.

15.2	It would be open for the Grantee to exercise the cashless Option only if the Grantee would have opted for the same under the written notice of Exercise, as under Clause 14.1. In case of cashless exercise of option, the net proceeds after deducting all taxes and exercise price, shall be remitted to the Employee

16.	Lapse of Options

16.1	In the event of resignation/termination of the Grantee’s employment with the Company or its Subsidiary or Holding Company for any reason other than death, permanent incapacity, retirement, superannuation and misconduct, the Vested Options granted to the Employee and not exercised shall automatically lapse. However, such Vested Options shall not lapse in case of transfer of an Employee within the Holding/ Subsidiary companies of the Company.

16.2	In the event of termination of the Grantee’s employment with the Company or its Subsidiary or Holding Company as a result of his total or permanent disability, all the Vested Options shall be exercisable within a period of 12 months from the date of such total or permanent disability. All Vested Options, not Exercised within the above specified period, will automatically lapse.

16.3	In the event of the death of a Grantee during the term of the Option, who at the time of his death is in the service of the Company or its Subsidiary or Holding Company and who would have been in the service of the Company or its Subsidiary or Holding Company but for his death, all the Vested Options shall be exercisable within a period of 12 months from the date of death by his legal heirs or the beneficiaries. All Vested Options, not Exercised within the above specified period, will lapse

16.4	In the event of a Grantee retiring on attaining the retirement age or due to superannuation, Grantee shall be entitled to exercise all Vested Options within a period of 12 months from the date of such retirement or superannuation. All Vested Options, not exercised within the above Exercise Period will lapse.

16.5	In the event of termination of employment of the Grantee by the Company or its Subsidiary or Holding Company for any misconduct, reduction in levels of performance by more than 25%, willful act of the Grantee that is prejudicial to the interests of the Company, any act that is considered as unbecoming of him, which would be ascertained keeping in view his position, responsibilities, nature of services, or failure of the Grantee to comply with his obligations under this Plan or undertaking any act that is in contravention of the provisions of this Plan as determined by the Compensation Committee, all the Vested Options (to the extent not exercised) as on the date of such termination shall terminate.

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

16.6	In the event of liquidation of the Company, all Vested Options (to the extent not exercised) and Unvested Options shall automatically lapse.

16.7	In case of the circumstances referred to Clause 16.1 – Clause 0, all the Unvested Options, if any granted to an Employee shall automatically lapse.

17.	Effect of bonus issue, rights issue, stock split, merger or other corporate action

In the event of any bonus issue, rights issue, stock split, merger, restructuring or any such event happening subsequent to the grant of Options, the Compensation Committee shall have the discretion to make appropriate amendments to the Plan, including changes in the number of Options, the Exercise Price or floating a new plan/ extending the application of the existing Plan or any other fair and just mechanism including acceleration of Options, if deemed essential, in accordance with law as it deems fit, while striving to ensure that the rights of the Employees are not adversely affected. Any such change (being compensatory in nature) would not be deemed to be a change in the terms of the Plan. Alternatively, if it is deemed necessary, the Plan could be substituted by a new Plan, while ensuring that the rights of the Employees are not adversely affected. . In respect of Options yet to be granted, the Compensation Committee shall make necessary adjustments to Plan as deemed fit.

18.	Transfer/ of Shares

18.1	Upon receipt of notice for Exercise in respect of any Options validly exercised by the Grantee, the Trustees shall within 30 days of receipt of such notice effect transfer to the Grantee of one fully paid Share in respect of each Option exercised. In case the Plan is not administered through a Trust, the Shares shall be alloted by the Company upon receipt of the Exercise Price from the Employees.

18.2	All Shares transferred/issued to an Employee on Exercise will rank pari-passu with all other fully paid Shares, already issued, subject to the Articles of Association of the Company.

18.3	Where the Shares are traded on a stock exchange in dematerialized form; at the option of the Grantee, the Shares to be issued on Exercise of the Options shall be credited to the Grantee’s dematerialized account held with a registered depository.

18.4	The Trust will not be obliged to transfer any Shares on Exercise of an Option, unless and until it receives full payment of the Exercise Price and any related withholding obligations (if any), have been satisfied.

18.5	Until requisite entry has been made in the register of members of the Company following the transfer/issue of Shares, no right to vote or receive dividend or any other rights as a shareholder shall exist with respect to the Shares.

18.6	Upon the acquisition of any Shares pursuant to the exercise of the Option, the Grantee will make or enter into such written representations, warranties and agreements as the Compensation Committee may reasonably request in order to comply with applicable securities laws if any.

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

19.	Tax withholding

The Grantee shall be liable to any taxes imposed on the Grant, holding, Exercise or disposal of the Options/ Shares under this Plan, as per the law in force at that time. Unless required by law, the Company/ Trust shall have no liability towards withholding and discharging the necessary taxes for the Grantee. Further, in the event of any tax liability or any other levies including Fringe Benefit Tax (“FBT”) arising on account of issue of Options and/or allotment or transfer of the Shares to the Employee, the liability shall be that of the Employee alone and shall be paid/reimbursed by the Employee when due. The Company shall be entitled shall be entitled to recover the taxes so levied from the Employees. All and tax liabilities on the disposal of the Shares by the Employees shall be borne by the Employees.

20.	Cancellation and reissue of Options

All Options that expire or for any reason are lapsed, cancelled, terminated, forfeited, fail to vest, expired or for any other reason are not paid or delivered under this Plan, will again, be available for subsequent Grant under the Plan by the Compensation Committee in accordance with the provisions of the Plan or shall be transferred to any subsequent stock option plan introduced by the Company in accordance with Clause 1626.4of the Plan. Any Shares lying with the Trust but not transferred to any Employee under the Plan may be utilized for subsequent stock option plans or other award schemes of the Company.

21.	Notices and correspondence

21.1	Any notice required to be given by a Grantee to the Company or any correspondence to be made between a Grantee and the Company, may be given or made to the principal office of the Company referred to in the Memorandum of Association/ Article of Association of the Company, or such other address as may be notified by the Company in writing.

21.2	Any notice, required to be given by the Company to a Grantee or any correspondence to be made between the Company and a Grantee, shall be given or made by the Compensation Committee on behalf of the Company at the address provided by the Grantee in his acceptance form.

21.3	Any notice required to be given by a Grantee to the Trust or any correspondence to be made between a Grantee and the Trust, may be given or made to the Compensation Committee at the principal office of the Company referred to in the Memorandum of Association/ Article of Association, which shall forward the same to the Trustees.

21.4	Any notice, required to be given by the Trustees to a Grantee or any correspondence to be made between the Trustees and a Grantee, may be given or made to the Compensation Committee at the principal office of the Company referred to in the Memorandum of Association/ Article of Association, which shall forward the same to the Grantee at the address provided by the Grantee in his acceptance form.

22.	Alteration of the Plan

Apart from the specific powers conferred to the Compensation Committee under other provisions of this Plan, the Compensation Committee may by resolution revoke, add to or vary all or any of the terms and conditions of the Plan, including the vesting plan, the Exercise Period and the Exercise Price, or all or any of the rights or obligations of the Grantees or any of them provided that the interest of the Grantee are not, thereby prejudiced.

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

Such alterations would be made subject to the prior approval of the shareholders in a General Meeting, if required. It is clarified that for this purpose, any alteration in the tax liability of the Grantee, as may be necessitated by law, would not be treated as prejudicial to his interests.

Any such amendment shall be communicated by the Compensation Committee to the Grantees in writing.

23.	Dispute

Any disputes or differences of any nature arising under the Plan shall be referred to the Compensation Committee and its decision shall be final and binding in all respects.

24.	Compliances with law

The terms and conditions of this Plan are subject to compliance with all the applicable laws, rules and regulations, and to such approvals by any governmental agencies, as may be required in Cyprus. Any claim by the Grantee pursuant to the Plan shall be subject to the laws of Cyprus.

25.	Other provisions

25.1	Nothing contained in this Plan (or in any other documents related to this Plan or to any Option) will confer upon any Employee, any right to continue in the employment of the Company or its Holding or Subsidiary Company or constitute any agreement of employment, nor will interface in any way with the right of the Company or its Holding or Subsidiary Company to otherwise change such person’s compensation or the benefits or to terminate the employment of such person, with or without cause, but nothing contained in this Plan or any related document will adversely affect any independent contractual right of such person without the Grantee’s consent.

25.2	The Plan shall not form part of any employment contract between the Company or its Holding or Subsidiary Company and the Employee.

25.3	Any reference to a male Employee shall also be construed as a reference to a female Employee, as the case may be.

25.4	The Company will at all time keep available such number of authorised and un-issued Shares as would be required to be issued upon exercise of all the Options from time to time outstanding and shall ensure that all Shares delivered upon exercise of the Options will be duly and validly issued as fully paid.

25.5	The Compensation Committee would have the authority to grant Options and request the Company to issue Shares directly to Grantees, if at any time it is deemed expedient to do so. In such an event, all references in the Plan to the Trust would be appropriately interpreted or ignored to give effect to such decision.

TV18 HSN HOLDINGS LIMITED STOCK OPTION PLAN

26.	Term of the Plan

26.1	The Plan shall come into force with effect from the date of approval of the Plan by the Board of Directors.

26.2	It shall continue in effect unless terminated by the Company on the advice of the Board and after obtaining the approval of the shareholders of the Company.

26.3	Any such termination of the Plan shall not affect Options already granted and vested such Vested Options shall remain in full force and effect as if the Plan had not been terminated, unless mutually agreed otherwise between the Grantee and the Company, which agreement must be in writing and signed by the Grantee and the Company.

26.4	All Vested Options shall either be cancelled on termination of the Plan or transferred to any subsequent stock Option plan introduced by the Company, with the sanction of the Compensation Committee.

Exhibit 10.1.2

TV18 HSN HOLDINGS LIMITED

Registered Number H.E. 175604

(the ‘Company’)

We the undersigned corporations, being all the members of the Company who at the date hereof would have the right to attend and vote at a general meeting of the Company in respect of the matters contemplated herein, NOW, pursuant to the regulations contained in the Company’s articles of association in force at the date hereof, PASS the written resolutions set out below to the effect that such resolutions are valid and effective as if they have been passed at a general meeting of the Company duly convened, held and transacted.

IT IS UNANIMOUSLY RESOLVED AS FOLLOWS:

Ordinary Resolution 1

AMENDMENT TO THE TV18 HSN HOLDINGS LIMITED SHARE OPTIO PLAN 2008

1.	The Board of Directors of the Company during its meeting held on October22nd, 2010, subject to the approval of the shareholders, approved the amendment to certain key provisions of TV18 HSN Holdings Limited Share Option Plan 2008, with the intent of streamlining the provisions of the stock option plan in the changing economic scenario.

THAT in pursuance of the Articles of Association of the Company, the approval of the shareholders be and is hereby accorded for the following amendments to the TV18 HSN Holdings Limited Share Option Plan 2008:

a)	Alteration to Clause 12 of the TV18 HSN Holdings Limited Share Option Plan 2008

The existing Clause 12 of the TV18 HSN Holdings Limited Share Option Plan 2008 be and is hereby deleted and in its place the following new Clause 12 shall be inserted in the TV18 HSN Holdings Limited Share Option Plan 2008:

“Fresh Options granted to a Grantee under this Plan shall vest with the Grantee at the end of 1 year from the date of Grant. The Vesting would be subject to the terms and conditions of Vesting as may be stipulated by the Compensation Committee in its discretion and it may include performance appraisal of the Employee as well. However, the Compensation Committee will be entitled to grant Options with different provisions for vesting as it deems fit”

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b)	Alteration to Clause 13.2 of the TV18 HSN Holdings Limited Share Option Plan 2008

The existing Clause 13 of the TV18 HSN Holdings Limited Share Option Plan 2008 relating to Exercise Period of Options granted under the TV18 HSN Holdings Limited Share Option Plan 2008 be and is hereby deleted and the following new Clause 13 be and is hereby inserted:

Clause 13 Exercise of Options

13	Exercise of Options

13.1	Options granted under the Plan and vested with the Grantee shall be exercisable by the Grantee only within the Exercise Period. All Options not exercised within the Exercise Period shall automatically lapse.

13.2	Exercise Period for Options Granted till October 22nd, 2010

The Option vested under the Plan can be exercised by the Employee in 4 equal installments over a period of 4 years from the date of the first anniversary of the date of grant, i.e., the Employees would be entitled to exercise 25% of the Vested Options at anytime during the 48 month period from the first anniversary of the date of grant and the balance of 75% of the Vested Options shall be exercised as to 25% at anytime during the 48 month period after at every subsequent anniversary of the date of the grant

13.3	Exercise Period for Options Granted after October 22nd, 2010

Options vested under the Plan can be exercised within a period of 48 months from date of the Vesting.

13.4	There will be no lock-in on the Shares post exercise of the Options

13.5	Notwithstanding anything contained in this Plan, any Options granted to a Grantee and vested with him shall not be exercisable after the expiry of the Exercise Period.

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Ordinary Resolution 2

Exercise Period of the options under TV18 HSN Holdings Limited Share Option Plan 2008

1.	The Board of Directors of the Company on the recommendation of the Compensation Committee formed under the TV18 HSN Holdings Limited Share Option Plan 2008 approved the change in exercise plan for certain key employees of TV18 Home Shopping Network Limited subject to the approval of the shareholders.

THAT in pursuance of the Articles of Association of the Company, the approval of the shareholders be and is hereby accorded for the following amendments to the TV18 HSN Holdings Limited Share Option Plan 2008:

Notwithstanding the provisions of Clause 13.2 of the TV18 HSN Holdings Limited Share Option Plan 2008, the consent of the shareholders be and is hereby accorded for following key employees of the Company’s subsidiary viz. TV18 Home Shopping Network Limited to exercise all the options granted to them till October 22nd, 2010 within a period of 48 months from each grant date.

List of employees:

i.	Sundeep Malhotra
ii.	Raman Gulati
iii.	Atrash Aman
iv.	Ashwini Sharma
v.	Hemant Bishnoi
vi.	Shammi Arora

Signed this 26th day of October, 2010, with effect from the 26th day of October, 2010 BY the shareholders of the Company:

/s/ Raghav Bahl
NETWORK 18 HOLDINGS LIMITED

/s/ Andrew Yan
SAIF II MAURITIUS COMPANY LIMITED

/s/ Joon Shick Kim
GS HOME SHOPPING INC

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Exhibit 10.1.3

TV18 HSN HOLDINGS LIMITED

Registration Number 175604

(the ‘Company’)

UNANIMOUS WRITTEN RESOLUTIONS OF BOARD OF DIRECTORS OF

THE COMPANY DATED AUGUST 6, 2012

We, the undersigned, being the Directors of the Company, by virtue of Articles of Association, and by placing our signatures hereinbelow, or if this signed on different copies on the date shown on such copies, take the decisions set out hereinbelow.

Such decisions shall be valid and effective as if the same were taken at a duly convened meeting of the Directors on the date shown hereinbelow, or at any copy or copies hereof, to be the latest date that any one of us has placed his signature hereinbelow or on a copy or copies hereof.

(A)	AMENDMENT OF THE WARRANT SUBSCRIPTION AGREEMENT BETWEEN THE COMPANY AND THE COMPANY’S SHAREHOLDERS DATED JULY 29, 2011

The copy of the draft First Amendment Agreement to the Warrant Subscription Agreement dated July 29, 2011 was circulated to the Board of Directors. Thereafter the following resolutions were unanimously approved by the Board of Directors:

a.	“RESOLVED THAT subject to the approval of the shareholders, the following amendments to the Warrant Subscription Agreement dated July 29, 2011 be and are hereby approved by the Board of Directors.

Clause 1

“Exercise Period” means the period of 18 (eighteen) months from the Closing Date (as defined hereinafter) or on the occurrence of the Liquidity Event, whichever is earlier

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Clause 3.4

The Loan Amount, along with interest due thereon, shall be repayable by HSN18 India to the Lender on the expiry of 18 (eighteen) months from the Closing Date or on the occurrence of the Liquidity Event, whichever is earlier (the “Repayment Event”)

Clause 4.1

All the Shareholder Warrants shall be mandatorily and simultaneously convertible into Series A Preference Shares each in the ratio of 1:7.31 (ie each Shareholder Warrant shall convert into 7.31 Series A Preference Shares) upon conclusion of the Exercise Period, whereupon the remaining balance per Shareholder Warrant shall be credited to Securities Premium account. Provided, however, that prior to conversion of the Shareholder Warrants, Network18 shall make the Network18 Warrants fully paid up by paying the balance subscription amount of USD 9.99 per Shareholder Warrant, subject to the provisions of Clause 5.

Clause 6

Post the conversion of Shareholder Warrants in accordance with the terms of this Agreement, the resultant shareholding pattern of the Company as on a Fully Diluted Basis shall be as under:

Shareholder	Category of shares	Number of shares	Conversion rights	Percentage holding
Network18	Equity Shares	46,308,665	Not applicable	51.46%
Network18	Series A Preference Shares	5,799,742	1:1
SAIF	Series A Preference Shares	31,170,025	1:1	30.79%
GSHS	Series A Preference Shares	1,696,040	1:1	15.05%
GSHS	Series G Preference Shares	13,542,728	1:1
ESOP	Equity Shares	2,733,482	Not applicable	2.70%

Total		101,250,682		100%

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b.	RESOLVED FURTHER THAT the Company will enter into and sign the said First Amendment Agreement to the Warrant Subscription Agreement dated July 29, 2011 with its shareholders, subject to obtaining the approval of shareholders of the Company

c.	RESOLVED FURTHER THAT Warrant Subscription Agreement dated March 6, 2012 between the Company, Network18 Holdings Limited and GS HomeShopping Inc. shall also be amended in order to incorporate the terms of the First Amendment Agreement to the Warrant Subscription Agreement dated July 29, 2011 having a bearing on the said agreement. Accordingly, subject to the approval of the shareholders, draft of the First Amendment Agreement to the Warrant Subscription Agreement dated March 6, 2012 also be and is hereby approved by the Board of Directors.”

(B)	APPROVAL OF THE TV18 HSN HOLDINGS LIMITED STOCK APPRECIATION RIGHTS PLAN, 2012 FOR GRANTING STOCK APPRECIATION RIGHTS TO THE EMPLOYEES OF COMPANY AND ITS SUBSIDIARIES.

Buoyed by the success of its earlier stock option plan viz. TV18 HSN Holdings Limited Employee Stock Option Plan 2008, the Company has decided to continue with its employee rewarding philosophy and in this regard intends to introduce another stock/cash based employee stock appreciation rights plan. Such a plan would ensure that the interests of the employees are aligned with that of the shareholders and they are constantly motivated towards the success of the business.

The copy of the draft plan was circulated to the Board of Directors. Accordingly, the Board of Directors of the Company unanimously approved the said plan by passing the following resolution:

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“RESOLVED THAT pursuant to the provisions of the Companies Law Cap. 113 including any amendments thereto, and in terms of the Memorandum and Articles of Association of the Company and any other law in force, and subject to approval of the shareholders of the Company and such other approvals, consents, permissions and sanctions as may be required from appropriate authorities or bodies, and subject to such conditions and modifications, as may be considered necessary by the Board of Directors of the Company (hereinafter referred to as “the Board”, which term shall include any Committee including Compensation Committee of the Board or Remuneration Committee), or as may be prescribed while granting such approvals, consents, permissions and sanctions, which may be accepted by the Board in its sole discretion, the consent of the Board be and is hereby accorded to offer, grant and issue in one or more tranches an aggregate of 2,733,482 Stock Appreciation Rights, to the eligible Employees of the Company and its subsidiaries, whether working in India or out of India, as may be decided by the Board under the TV18 HSN Holdings Limited Stock Appreciation Rights Plan, 2012 (hereinafter referred to as “TV18 HSN SARs 2012”) of the Company on such terms and conditions as determined by the Board in accordance with the applicable provisions of any law as may be prevailing at that time.

RESOLVED FURTHER THAT the exercise of the Stock Appreciation Rights by the eligible Employees under TV18 HSN SARs 2012 would entitle the eligible Employees for payment of cash or issuance of the Ordinary Shares of the Company to the extent of the difference between the fair market value of the Ordinary Shares of the Company and grant Exercise Price as defined in TV18 HSN SARs 2012, as determined by the Compensation Committee of the Board.

RESOLVED FURTHER THAT the Compensation Committee formed under the TV18 HSN Holdings Limited Employee Stock Option Plan 2008 be and is hereby authorized to formulate, evolve, decide upon and bring into effect TV18 HSN SARs 2012 on such terms and conditions as deem fit and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of TV18 HSN SARs 2012 from time to time including but not limited to, amendment(s) with respect to Vesting Period and schedule, Exercise Price, Exercise Period, eligibility criteria or to suspend, withdraw, terminate or revise TV18 HSN SARs 2012.

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RESOLVED FURTHER THAT in case the Stock Appreciation Rights under TV18 HSN SARs 2012 are settled by issuance of the Ordinary Shares, as per the discretion of the Compensation Committee, such Ordinary Shares may be allotted directly or through an existing trust or trust which may be set up in any permissible manner and that it may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe Ordinary Shares of the Company.

RESOLVED FURTHER THAT in case the Stock Appreciation Rights under TV18 HSN SARs 2012 are settled by issuance of the Ordinary Shares, the Ordinary Shares so issued and allotted by the Company shall rank pari passu in all respects with the already existing Ordinary Shares of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company and the Secretary of the Company be and are hereby severally and individually authorized to do all such acts, deeds, matters and things, including appointing any person as it may in its absolute discretion deem necessary, expedient or proper to give effect to this resolution to approve TV18 HSN SARs 2012 and to settle any questions, difficulties or doubts that may arise in this regard at any stage, without requiring the Board to secure any further consent or approval of the shareholders of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.”

(C)	ADOPTION OF THE MATTERS APPROVED BY TV18 HSN ESOP COMPENSATION COMMITTEE

The copy of minutes of meeting of the TV18 HSN ESOP Compensation Committee dated August 3, 2012 was circulated to the Board of Directors in which the following matters were considered and approved by the TV18 HSN ESOP Compensation Committee. Accordingly the Board of Directors of the Company approved and adopted the following matters unanimously:

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1.	EXERCISE PERIOD OF THE OPTIONS UNDER TV18 HSN HOLDINGS LIMITED SHARE OPTION PLAN 2008

The Board of Directors of your Company vide resolution dated October 22nd, 2010 had permitted six key employees to exercise their options within a period of 48 months from date of the grant (relevant for each option). This was duly approved by the shareholders of the company. The Board of Directors was informed that based on the performance of these key employees, the Compensation Committee has proposed to extend the exercise period for options granted to these key employees by another 36 months. Hence, subject to the approval by the Shareholders, the total time period available for the four key (two employees had resigned) employees for exercise of options granted under the TV18 HSN Holdings Limited Share Option Plan 2008 shall be 84 months.

RESOLVED THAT, notwithstanding the provisions of Clause 13.2 of the TV18 HSN Holdings Limited Share Option Plan 2008 and subject to approval of the shareholders, the consent of the Board of Directors be and is hereby accorded for following key employees of the Company’s subsidiary viz. TV18 Home Shopping Network Limited to exercise all the options granted to them till date of this Board Meeting anytime with a period of 84 months from each grant date.

List of employees:

i.	Sundeep Malhotra

ii.	Raman Gulati

iii.	Atrash Aman

iv.	Shammi Arora

2.	OTHER MATTERS:

Date	Purpose
August 3, 2012

Increase in available pool of TV18 HSN Holdings Limited Share Option Plan 2008

159,250 options eligible for reissuance under the TV18 HSN Holdings Limited Share Option Plan 2008, since the employee had resigned and ceased to be in employment of TV18 Home Shopping Network Limited

August 3, 2012	Exercise of 205,750 options by Eligible Employees under the TV18 HSN Holdings Limited Share Option Plan 2008 Recommendation to the Board of Directors to issue necessary Ordinary Shares

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THE ABOVE RESOLUTIONS ARE DULY ADOPTED BY THE DIRECTORS OF THE COMPANY FOR THE TIME BEING THIS AUGUST 6, 2012

/s/ RAGHAV BAHL
RAGHAV BAHL	SIGNED ON AUGUST 6, 2012

/s/ RAVI CHANDRA ADUSUMALLI
RAVI CHANDRA ADUSUMALLI	SIGNED ON AUGUST 6, 2012

/s/ GEORGE FLOURENTZOU
GEORGE FLOURENTZOU	SIGNED ON AUGUST 6, 2012

/s/ MILORAD VUJNOVIC
MILORAD VUJNOVIC	SIGNED ON AUGUST 6, 2012

/s/ KIM JOON SHICK
KIM JOON SHICK	SIGNED ON AUGUST 6, 2012

/s/ CCY MANAGEMENT LIMITED
CCY MANAGEMENT LIMITED	SIGNED ON AUGUST 6, 2012

/s/ PIMIENTO LIMITED
PIMIENTO LIMITED	SIGNED ON AUGUST 6, 2012

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Exhibit 10.2

TV18 HSN Employees Stock Appreciation Rights Scheme#

TV18 HSN Holdings Limited (“The Company”)

Stock Appreciation Rights Scheme

(“The Scheme”)

1.	Short Title and Commencement

1.1.	This Scheme shall be called the TV18 HSN Employees Stock Appreciation Rights Scheme.

1.2.	This Scheme applies only to the Eligible Employees of the Company or any of its Subsidiaries or Holding Companies.

1.3.	This Scheme shall come into effect from the date of approval of the Scheme by the Board or such other date as may be decided by the Board.

2.	Objective

The objective of the Scheme is to reward and motivate Eligible Employees by granting them Stock Appreciation Rights (“SARs”) in the Shares of the Company as per the Scheme. SARs under the Scheme shall be exercisable by the Eligible Employee, in accordance with the terms and conditions of the Scheme by issue of Shares or through cash settlement as may be determined by the Compensation Committee whether directly or through a trust.

3.	Definitions

3.1.	“Acquisition” means any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% (fifty percent) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or any transaction or series of related transactions to which the Company is a party in which in excess of 50% (fifty percent) of the Company’s voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company;

3.2.	“Beneficiary” means the person, persons, trust or trusts designated by a Eligible Employee entitled to SARs under this Scheme, or in the absence of any designation by the Eligible Employee, a person who is entitled by the will of the Eligible Employee to receive the benefits specified in the Scheme if the Eligible Employee dies and includes the Eligible Employee’s executors or administrator if no other beneficiary is designated and able to act under the circumstances.

3.3.	“Board of Directors” or “Board” shall mean the Board of Directors of the Company.

3.4.	“Company” shall mean TV18 HSN Holdings Limited.

3.5.	“Control” means the direct or indirect control of more than 50% of the Voting Rights.

3.6.	“Compensation Committee” means a committee of the Board of Directors as duly constituted by the Board.

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TV18 HSN Employees Stock Appreciation Rights Scheme#

3.7.	“Employee” means

(a)	A permanent employee of the Company whether working in India or outside India; or

(b)	A director of the Company, whether a whole time director or not; or

(c)	An employee as defined in Clause (a) or (b) above, of a Subsidiary or of a Holding Company, whether in India or outside India, of the Company.

3.8.	“Eligible Employee” means an Employee who receives an offer from the Compensation Committee to participate in the Scheme.

3.9.	“Exercise” means the exercise by the Eligible Employee of the SARs held by him in pursuance of the Scheme.

3.10.	“Exercise Price” means the price as may be determined by the Compensation Committee for any Eligible Employee.

3.11.	“Financial Year” means the period beginning from April 1 and ending on to March 31 of next year.

3.12.	“IPO” means initial public offering and sale of the Shares according to a time schedule and in such global capital market or markets as the Board of Directors may determine;

3.13.	“Liquidity Event” means an IPO of the Company or an Acquisition of the Company, whichever is earlier;

3.14.	“Market Price” means the Volume Weighted Average Price (“VWAP”) on the stock exchange on which the Shares are listed for 5 trading days immediately date preceding the exercise of the SARs. In case a Liquidity Event is achieved on an Acquisition as defined in Clause 3.1, the price offered pursuant to such Acquisition.

3.15.	“Holding Company” means a company which owns and controls another company.

3.16.	“Share” or “Shares” means ordinary shares of the Company, with a nominal par value as appearing in the Company’s books. It shall include American Depository Receipts (ADRs), Global Depository Receipts (GDRs) or other depository receipts representing underlying equity shares or securities convertible into equity shares.

3.17.	“Stock Appreciation Right” means the right to receive, in the form of Share or cash at the discretion of Compensation Committee, the difference in the Market Price between the date of Exercise (subject to Clause 5.4(e)) and the Exercise Price, in respect of a certain number of Stock Appreciation Right.

3.18.	“Subsidiary” means a company wholly owned or under the Control of another company.

3.19.	“Voting Rights” means the voting rights of the members of a company generally or the right to appoint and remove the directors of a company.

3.20.	“Year” means a period of 12 months.

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TV18 HSN Employees Stock Appreciation Rights Scheme#

4.	Recommendation and Approval

(a)	All Employees working in managerial capacity and such other roles as may be decided by the Compensation Committee would be eligible to receive SARs under this Scheme.

(b)	In determining the appraisal process and the number of SARs to be granted, the Compensation Committee shall consider the following, based on, inter alia, the information received from the respective departmental head/ immediate supervisor/ group of supervisors:

•	performance of the Employee;

•	position and responsibilities of the Employee;

•	the nature of the Employee’s services to the Company or its Holding Company or Subsidiary;

•	the period for which the Employee has rendered his services to the Company or its Holding Company or Subsidiary; and

•	the Employee’s present and potential contribution to the success of the Company or its Holding Company or Subsidiary.

5.	The Scheme

5.1	Grant

The Eligible Employee shall be entitled to such number of SARs approved by the Compensation Committee in their meeting which are offered to the Eligible Employee and accepted by him.

The maximum number of SARs which may be offered under this Scheme shall be restricted to 2,733,482. This limit may be appropriately enhanced by the Compensation Committee in case of any share split/ bonus issue/ merger or restructuring plan/ other corporate action necessitating such enhancement by the Company.

5.2	Exercise Price

The Exercise Price for the SARs shall be decided by the Compensation Committee. However, the Exercise Price shall not be lower than nominal par value as appearing in the Company’s books.

5.3	Vesting of SARs

The SARs granted pursuant to the Scheme shall vest with the Eligible Employees 25% each Year ie the entire SARs granted shall vest proportionately over a period of 4 years from date of grant. However, the Compensation Committee will be entitled to grant SARs with different provisions for vesting as it deems fit for different employees.

5.4	Exercise of SARs

(a)	SARs granted under the Scheme and vested with the Eligible Employee shall be exercisable only within the Exercise Period (as defined hereinafter) post the occurrence of a Liquidity Event. All SARs not exercised within the Exercise Period shall automatically lapse.

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TV18 HSN Employees Stock Appreciation Rights Scheme#

(b)	Exercise Period: SARs granted under the Scheme shall be exercisable in the manner detailed hereunder:

•

In case the Liquidity Event is achieved pursuant to Clause 3.1 of the Scheme, all SARs vested in the hands of the Eligible Employees on the date of such Liquidity Event shall be mandatorily exercised irrespective of Exercise Period. Further, the Company undertakes that in such an event, it shall ensure that the prospective purchaser (s) also acquires all vested SARs on the date of the Liquidity Event at the same price as being offered pursuant to the Acquisition. It is hereby clarified that all unvested SARs on the date of such Acquisition shall automatically lapse.

•

In case the Liquidity Event is achieved pursuant to Clause 3.12 of the Scheme, the Eligible Employees shall be entitled to exercise all vested SARs within a period of 48 months from the date the Shares are first traded on a stock exchange (“Listing Date”) pursuant to an IPO under Clause 3.12. Further, all unvested SARs granted to the Eligible Employees on the Listing Date, can be exercised within a period of 48 months from the vesting date and in case of graded vesting, from each such vesting date.

(c)	SARs may be exercised in whole or in part by filing a written notice of the intent to exercise the SARs granted under this Scheme with the Compensation Committee.

(d)	Upon exercise of SARs, the difference between the Market Price on the date of exercise (subject to Clause 5.4(e)), and the Exercise Price, multiplied by the number of SARs exercised by the Eligible Employee, may be paid to the Eligible Employee the form of cash at the discretion of Compensation Committee. In case the Compensation Committee decides to settle the SARs by allotment of Shares rather than payment of cash, the Eligible Employees shall be allotted the Shares against the SARs granted to them on a 1:1 basis upon payment of Exercise Price.

(e)	The Compensation Committee may re-price the SARs that have not been vested in the manner they deem fit while ensuring such re-pricing is not detrimental to the interest of the Eligible Employees.

(f)	Any such re-pricing shall be communicated by the Compensation Committee to the Eligible Employees in writing.

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TV18 HSN Employees Stock Appreciation Rights Scheme#

5.5	Non transferability

The SARs granted to an Eligible Employee under the terms of this Scheme shall not be sold, pledged, assigned, mortgaged, hypothecated, transferred or alienated in any manner, other than by execution of a will or under Clause 0 in case of death of the Eligible Employee, and may be exercised, during the life time of the Eligible Employee, only by him.

5.6	Dividends

The Eligible Employees shall not be entitled to dividends declared by the Company for the period prior to actual Shares being allotted to him.

5.7	Lapse of SARs

(i)	In the event of termination of the Eligible Employee’s employment with the Company or its Subsidiary or Holding Company for any reason other than death, permanent incapacity, superannuation and cause he may, within 30 days after the date of termination, exercise his vested SARs as on the date of such termination, subject to the Liquidity Event being achieved. The unvested rights of the Eligible Employee as on such date shall lapse.

The number of SARs which have vested with the Eligible Employee and which are not exercised by him within the time specified herein shall lapse.

(ii)	In the event of termination of the Eligible Employee’s employment with the Company or its Subsidiary or Holding Company as a result of his total or permanent disability, all the SARs granted to him till the date of such total or permanent disability shall vest with him immediately. The Eligible Employee shall be entitled to exercise such SARs vested with him within a period of 30 days from the date of such total or permanent disability, subject to the Liquidity Event being achieved. All vested SARs, not exercised within the above specified period, will lapse.

(iii)	In the event of the death of an Eligible Employee during the term of the SAR who is at the time of his death is in the service of the Company or its Subsidiary or Holding Company and who would have been in the service of the Company or its Subsidiary or Holding Company but for his death, all the SARs granted to him shall vest with his legal heirs or the beneficiaries immediately.

The beneficiary/ legal heir of the Eligible Employee under this Scheme shall be entitled to exercise such SARs vested with the Eligible Employee as on the date of his death, and the SARs vested with his legal heirs or the beneficiaries, within a period of 30 days, subject to the Liquidity Event being achieved. All vested SARs, not exercised within the above specified period will lapse.

(iv)	In the event of an Eligible Employee retiring on attaining the retirement age or due to superannuation, all SARs granted to him shall vest immediately. The Eligible Employee shall be entitled to exercise such SARs vested with him within a period of 30 days from the date of such retirement or superannuation, subject to the Liquidity Event being achieved. All vested SARs, not exercised within the above specified period will lapse.

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TV18 HSN Employees Stock Appreciation Rights Scheme#

(v)	In the event of termination of employment of the Eligible Employee by the Company or its Subsidiary or Holding Company for any cause as determined by the Compensation Committee, all the vested SARs and unvested SARs of the Eligible Employee as on the date of such termination shall terminate, and no compensation shall be payable in lieu thereof.

(vi)	In the event of liquidation of the Company or its Subsidiary or Holding Company, all SARs of the respective Eligible Employee shall expire.

6.	Jurisdiction and governing laws

The Scheme shall be subject to the jurisdiction of the Courts of Cyprus and shall be governed by the laws of Cyprus as amended from time to time, unless specifically provided hereunder.

7.	Administration of Scheme and powers of the Compensation Committee

7.1	Compensation Committee

The Scheme will be administered by the Compensation Committee as appointed by the Board.

Any action of the Compensation Committee with respect to the administration of the Scheme shall be taken pursuant to a majority vote of all its members.

7.2	Powers of the Compensation Committee

The Compensation Committee will, inter alia, have the authority to:

(a)	Determine the Eligible Employees.

(b)	Offer SARs to Eligible Employees and determine the date of grant.

(c)	Determine the number of SARs to be granted to an Eligible Employee.

(d)	Construe and interpret this Scheme and any agreements defining the rights and obligations of the Company and Eligible Employees under this Scheme, and prescribe, amend and rescind rules and regulations relating to the administration of the Scheme.

(e)	In relation to SARs granted to Eligible Employees, making any changes to the Exercise Period, Exercise Price, vesting etc, subject to seeking approval of the shareholders, as applicable.

All decisions made by the Compensation Committee or by the Board in the matter referred to above shall be final, conclusive and binding upon all persons including the Company, the Eligible Employee and the shareholders. No members of the Compensation Committee or the Board shall be liable for any action or determination made in good faith with respect to this Scheme or any SARs granted hereunder.

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TV18 HSN Employees Stock Appreciation Rights Scheme#

8.	Effect of bonus issue, rights issue, stock split, merger or other corporate action

In the event of any bonus issue, rights issue, stock split, merger, restructuring or any such event happening subsequent to the grant of SARs, the Compensation Committee shall have the discretion to make appropriate amendments to the Scheme, including changes in the number of SARs, the Exercise Price or floating a new scheme/ extending the application of the existing Scheme or any other fair and just mechanism including acceleration of SARs, if deemed essential, in accordance with law as it deems fit, while striving to ensure that the rights of the Employees are not adversely affected. Any such change (being compensatory in nature) would not be deemed to be a change in the terms of the Scheme. Alternatively, if it is deemed necessary, the Scheme could be substituted by a new Scheme, while ensuring that the rights of the Employees are not adversely affected. In respect of SARs yet to be granted, the Compensation Committee shall make necessary adjustments to Scheme as deemed fit.

9.	Transfer of Shares/ Payment of Cash

9.1	Upon receipt of notice for exercise in respect of any SARs validly exercised by the Employee, the Company or trustees shall within 30 days of receipt of such notice effect transfer to the Employee of such number of fully paid up Shares or cash as determined in terms of the Scheme.

9.2	In case Shares are transferred to an Employee on exercise of SARs, such Shares will rank pari-passu with all other fully paid Shares of the same class, already issued, subject to the Articles of Association of the Company.

9.3	Any Eligible Employee shall not be offered, in any one Financial Year, SARs representing voting rights for 5% or more of the issued capital of the Company at any point of time. Such limit would be suitably enhanced/ increased by the Compensation Committee in case of share split, capital reorganization, etc to protect rights of SAR holders.

10.	Tax withholding

The Eligible Employee shall be liable to any taxes imposed on the grant, holding, exercise or disposal of the SARs/ Shares or cash received under this Scheme, as per the law in force at that time. Unless required by law, the Company or its Holding Company or Subsidiary or trust shall have no liability towards withholding and discharging the necessary taxes as may arise on exercise of SARs to the Eligible Employee. The Company/trust shall not be obliged to transfer any Shares or pay any cash on exercise of SARs unless and until it receives full payment of the Exercise Price (if applicable) and any related withholding obligations (if any), have been satisfied. The Company or its Holding Company or Subsidiary or trust shall be entitled to recover the taxes so levied from the Eligible Employee. All tax liabilities on the disposal of the Shares or receipt of cash on exercise of SARs by the Eligible Employees shall be borne by the Eligible Employee.

11.	Cancellation and reissue of SARS

All SARs that expire or for any reason are lapsed, cancelled, terminated, forfeited, fail to vest, expired or for any other reason are not paid or delivered under this Scheme, will again, be available for subsequent grant under the Scheme by the Compensation Committee in accordance with the provisions of the Scheme or shall be transferred to any subsequent SARs scheme introduced by the Company. Any Shares or cash

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TV18 HSN Employees Stock Appreciation Rights Scheme#

lying with the trust/ Company reserved for the Scheme but not transferred to any Employee under the Scheme may be utilized for subsequent SARs schemes or other award schemes of the Company or in any other manner as deemed appropriate by the Compensation Committee.

12.	Alteration of the Scheme

Apart from the specific powers conferred to the Compensation Committee under other provisions of this Scheme, the Compensation Committee may by resolution revoke, add to or vary all or any of the terms and conditions of the Scheme, including the vesting period, the exercise period and the Exercise Price, or all or any of the rights or obligations of the Eligible Employees or any of them provided that the interest of the Eligible Employees are not, thereby prejudiced.

Such alterations would be made subject to the prior approval of the shareholders. It is clarified that for this purpose, any alteration in the tax liability of the Eligible Employee, as may be necessitated by law, would not be treated as prejudicial to his interests.

Any such amendment shall be communicated by the Compensation Committee to the Eligible Employees in writing.

13.	Dispute

Any disputes or differences of any nature arising under the Scheme shall be referred to the Compensation Committee and its decision shall be final and binding in all respects.

14.	Compliances with law

The terms and conditions of this Scheme are subject to compliance with all the applicable laws, rules and regulations, and to such approvals by any governmental agencies, as may be required in Cyprus. Any claim by the Eligible Employee pursuant to the Scheme shall be subject to the laws of Cyprus.

15.	Other provisions

(a)	Nothing contained in this Scheme (or in any other documents related to this Scheme) will confer upon any Employee, any right to continue in the employment of the Company or its Holding Company or Subsidiary or constitute any agreement of employment, nor will interface in any way with the right of the Company or its Holding Company or Subsidiary to otherwise change such person’s compensation or the benefits or to terminate the employment of such person, with or without cause, but nothing contained in this Scheme or any related document will adversely affect any independent contractual right of such person without the Employee’s consent.

(b)	The Scheme shall not form part of any employment contract between the Company or its Holding Company or Subsidiary and the Employee.

(c)	Any reference to a male Employee shall also be construed as a reference to a female Employee, as the case may be.

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TV18 HSN Employees Stock Appreciation Rights Scheme#

(d)	The Compensation Committee would have the authority to request the Company to issue Shares or remit cash as may be determined under this Scheme on exercise of SARs, directly to Eligible Employees, if at any time it is deemed expedient to do so. In such an event, all references in the Scheme to the trust would be appropriately interpreted or ignored to give effect to such decision.

(e)	The Scheme shall continue in effect unless terminated by the Company on the advice of the Board and after obtaining the approval of the shareholders of the Company.

(f)	Any such termination of the Scheme shall not affect SARs already granted and vested and such vested SARs shall remain in full force and effect as if the Scheme had not been terminated, unless mutually agreed otherwise between the Eligible Employee and the Company, which agreement must be in writing and signed by the Eligible and the Company.

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Exhibit 10.3.1

SHAREHOLDERS AGREEMENT

2009. 11. 13

GS HOME SHOPPING INC.

SAIF II MAURITIUS COMPANY LIMITED

NETWORK18 HOLDINGS LIMITED

TV18 HSN HOLDINGS LIMITED

SHAREHOLDERS AGREEMENT

This Shareholders Agreement (this “Agreement”) is dated this November 13, 2009 and is made

BY AND AMONG:

GS HOME SHOPPING INC., a public listed company incorporated under the laws of Republic of Korea, having its registered office at GS Gangseo Tower, 10, Mullae-Dong 6-Ga, Youngdungpo-Gu, Seoul, 150-096 (hereinafter referred to as “GSHS” which expression shall, unless repugnant to the context or meaning thereof deemed mean and include its successors, affiliates, representatives and permitted assigns) of the FIRST PART;

AND

SAIF II MAURITIUS COMPANY LIMITED, a company incorporated under the laws of Mauritius, having its office at 2nd Floor, Felix House, 24 Dr. Joseph Riverere Street, Port Louis, Mauritius (hereinafter referred to as “SAIF” which expression shall, unless repugnant to the context or meaning thereof deemed mean and include its successors, affiliates, representatives and permitted assigns) of the SECOND PART;

AND

NETWORK18 HOLDINGS LIMITED, a limited liability company incorporated under the laws of Cayman Islands, having its registered office at Citco Trustees (Cayman) Limited, Regatta Office Park, West Bay Road, P.O. Box 31106, Grand Cayman KY1-1205 Cayman Islands (hereinafter referred to as “Network18” which expression shall, unless repugnant to the context or meaning thereof deemed mean and include its successors, affiliates, representatives and permitted assigns) of the THIRD PART;

AND

TV18 HSN HOLDINGS LIMITED, a company incorporated under the laws of Cyprus, and having its registered office at Themistokli Dervi, 48 Centennial Building, Flat/Office 701, P.C. 1066, Nicosia, Cyprus hereinafter referred to as the “Company” which expression shall, unless repugnant to the context or meaning thereof deemed mean and include its successors, affiliates, representatives and permitted assigns) of the FOURTH PART.

(GSHS, SAIF, Network18 and Company are hereinafter collectively referred to as “Parties” and individually as “Party”)

RECITALS

A.	The Company proposes to issue 13, 542, 728 Series G Preference Shares amounting to 15% of the shareholding of the Company to GSHS pursuant to the Subscription Agreement (the “Subscription Agreement”), dated as of the date hereof, by and amongst GSHS, SAIF, Network18 and the Company (the “Subscription”).The shareholding pattern of the Company on such subscription shall be as per Appendix A.

B.	In connection with the consummation of the Subscription, the Parties have agreed to the registration rights, information rights and other rights as set forth below.

C.	GSHS, SAIF and Network18 wish to enter into this Agreement to regulate their respective rights and obligations as shareholders of the Company upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, covenants, representations and warranties hereinafter contained, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Parties to this Agreement hereby agree as follows:

AGREEMENT

SECTION I

DEFINITIONS

1.1	Definitions. In this Agreement, the following terms shall have the following meanings, unless the context otherwise requires:

“Acquisition” has the meaning given to such term in Section 7.2(b)(i);

“Affiliate” means, any corporation or other entity that controls, is controlled by, or is under common control with a party. For purposes of this definition, the terms “control” and “controlled” mean the power to determine the management or policies of a Person by either ownership of a majority of voting rights of its issued capital, or having the right to appoint a majority of the members of its board of directors or other management body, whether by contract or otherwise. References to SAIF, Network18, GSHS and the Company shall include reference to their Affiliates unless otherwise specified or the context otherwise requires. For avoidance of doubt, Network18 Affiliates shall include all operating sectors, groups, divisions, and/or business units of Network18 Holdings but shall not include the Company or any of the Company’s subsidiaries;

“Agreement” means this Shareholders Agreement, as amended, modified or supplemented in writing by the Parties from time to time pursuant to the terms hereof and all attached schedules and all instruments supplemental to or in confirmation of this Agreement;

“Applicable Law” means any statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment or decree applicable to any of the Parties or to any of their respective Affiliates, properties, assets, officers, directors or employees, as the case may be from time to time;

“Articles of Association” means the articles of association of the Company;

“Asset Transfer” has the meaning given to such term in Section 7.2(b)(ii);

“Board” means the board of directors of the Company from time to time;

“Business” means the business of the Company and Indian Co., including, selling, all kinds of products, goods and services through, television, internet other electronic mode, print media, catalogue and call centre.

“Business Day” means the day banks are open for transacting business in Cyprus;

“Chief Executive Officer” has the meaning given to such term in Section 3.1(d);

“Chief Financial Officer” means the chief financial officer of the Indian Co;

“Company” has the meaning assigned to such term in the preamble to this Agreement;

“Confidential Information” has the meaning given to such term in Section 11.2;

“Co-Sale Notice” has the meaning given to such term in Section 6.3(a);

“Defaulting Party” has the meaning given to such term in Section 12.9(a)(iv);

“Director” means any director appointed on the Board from time to time;

“Dispute” has the meaning given to such term in Section 12.1(a);

“Effective Date” shall mean the Closing Date under the Subscription Agreement;

“Encumbrance” means any mortgage, pledge, equitable interest, prior assignment, conditional sales contract, hypothecation, claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, interest, option, lien, charge, or other condition, commitment, restriction or limitation of any nature whatsoever, including restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership;

“Equity Shares” means equity shares of the Company of a nominal value of USD 0.04 each;

“Fair Market Value” means higher of the two values: (i) the simple average of the fair market values derived based on a valuation report submitted by two independent expert valuers appointed by the Company, one of the expert valuer being from any of the ‘Big Four’ accountancy firms (Ernst & Young, KPMG, Price Waterhouse Coopers, and Deloitte) or (ii) the value offered by a third party for the Ownership Shares, if any;

“Closing Date” has the meaning given to such term in the Subscription Agreement;

“Subsequent Issue Price” has the meaning given to such term in Section 7.1;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof, including any securities regulator in the relevant jurisdiction;

“Indian Co” means TV18 Home Shopping Network Limited, a public limited company incorporated under the laws of India and having its registered office at 601, 6th Floor, Commercial Tower, Hotel Le-Meridian, Raisina Road, New Delhi - 110001 India;

“IPO” has the meaning given to such term in Section 3.3(a);

“Memorandum of Association” means the memorandum of association of the Company;

“Non-Defaulting Party” has the meaning given to such term in Section 12.9(a)(iv);

“Observer” has the meaning given to such term in Section 4.3(c);

“Offer Notice” has the meaning given to such term in Section 6.2(a);

“Offer Period” has the meaning given to such term in Section 6.2(c);

“Offer Shares” has the meaning given to such term in Section 6.2(a);

“Offeror” has the meaning given to such term in Section 6.2(a);

“Original Issue Price” means the price at which the Company issues each Ownership Share to SAIF;

“Other Shareholder” has the meaning given to such term in Section 6.2(a);

“Ownership Shares” means, collectively, the Equity Shares, and the Preference Shares (including Series G Preference Shares);

“Parties” means, collectively, SAIF, GSHS, Network18 and the Company and their successors, and any other Person that becomes a party to this Agreement in accordance with the terms hereof, and “Party” means any one of such Persons individually;

“Percentage Interest” means, with respect to any Shareholder and as of any date, a number equal to a fraction, the numerator of which is the number of Ownership Shares owned by such Shareholder as of such date and the denominator of which is the total number of Ownership Shares then issued and outstanding on a fully diluted basis;

“Person” includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, corporation, and a natural person in his capacity as trustee, executor, administrator, or other legal representative;

“PFIC” has the meaning given to such term in Section 12.16(b);

“Preference Shares” means preference shares of any class or nature in the capital of the Company (including, without limitation, Series G Preference Shares) of a nominal value of USD 0.04 each, each Preference Share having the same voting rights as an Equity Share provided conversion of Preference Shares into Equity Shares is on a 1:1 basis;

“RFR Notice” has the meaning given to such term in Section 6.2(c);

“Registrable Shares” means (i) any Ownership Shares held by any of SAIF, GSHS, Network18, the TV18 Group or the employees/management of the Company; and (ii) any other Equity Shares of the Company issued in respect of the Ownership Shares described in clause (i) above pursuant to stock splits, stock dividends, reclassifications, recapitalizations, or similar events; provided, however, that Equity Shares that are Registrable Shares shall cease to be Registrable Shares: (a) upon any sale pursuant to a Registration Statement, (b) with respect to a Shareholder, when such Shareholder is eligible to sell, transfer or otherwise convey all of such Shareholder’s Registrable Shares pursuant to Applicable Law or (c) upon any sale in any manner to a person or entity which is not entitled to the rights provided by this Agreement.

“Registration Expenses” has the meaning given to such term in Section 3.6;

“Registration Statement” means a registration statement or prospectus filed by the Company with the relevant Governmental Authority for a public offering and/or listing on a stock exchange, and sale of securities of the Company (other than a registration statement on any form for a limited purpose, any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation or a registration statement solely for the purpose of registering shares issued in a non-underwritten offering in connection with a merger, combination or acquisition);

“SAIF” has the meaning assigned to such term in the preamble to this Agreement;

“SAIF Subscription Agreement” shall mean the subscription agreement, addendum and amendment dated 17th May 2006, and 11th August 2008 respectively executed amongst Network 18, SAIF, the Company and Television Eighteen India Limited.

“Selling Shareholder” has the meaning given to such term in Section 6.2(a);

“Selling Shareholder Consent” has the meaning given to such term in Section 6.2(b);

“Shareholders” means SAIF, GSHS and Network18, together with such other Persons as may following the date of this Agreement become parties to this Agreement under Section 12.8 and holding a legal or beneficial interest in any Ownership Shares, collectively, and “Shareholder” means any one of such Persons individually;

“Subscription” has the meaning assigned to such term in the recitals to this Agreement;

“Subscription Agreement” has the meaning assigned to such term in the recitals to this Agreement;

“Subsequent Issue Price” has the meaning given to such term in Section 7.1;

“Strategic Investor” shall mean a Person who is engaged in the business which is same as the Business. For the avoidance of doubt it is clarified that Strategic Investor shall only mean an operating entity (including its Affiliates) which is in the business similar to the Business and not include any financial investor in the business similar to the Business;

“Transfer” has the meaning given to such term in Section 6.1(a);

“TV18 Group” shall mean collectively, Network18 and its Affiliates that acquire shares of the Company and sign a deed of adherence agreeing to be bound by the terms of this Agreement (other than the Company and the subsidiaries of the Company);

“USD” shall mean the lawful currency of the United States of America.

1.2	Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof in any manner whatsoever.

1.3	Interpretation; Number and Gender. The definitions in Section 1.1 shall apply equally to both the singular and plural form of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter form. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, (a) all references to Sections, paragraphs, clauses, Exhibits and Schedules are to Sections, paragraphs and clauses in, and Exhibits and Schedules to, this Agreement; and (b) the terms “herein”, “hereof”, “hereto”, ‘hereunder” and words of similar import refer to this Agreement as a whole.

1.4	The shareholding percentage of the Company wherever mentioned in this Agreement is based on a “fully diluted basis”, and “fully diluted basis” means that the calculation of shareholding should be made assuming that all outstanding options, warrants, Preference Shares and other equity securities convertible into or exercisable or exchangeable for Equity Shares or other securities (whether or not by their term then currently convertible, exercisable or exchangeable), have been so converted, exercised or exchanged. Accordingly, a Parties right and obligations based on their respective shareholding of the Company should be based on the shareholding calculated on a “fully diluted basis”.

1.5	In case the due date mentioned in this Agreement falls on a Saturday or a Sunday or a public holiday in Cyprus, then the due date will be considered to be the next calendar date.

SECTION II

EFFECTIVE DATE, PURPOSE AND SCOPE

2.1	Effective Date.

This Agreement shall come into force and effect from the Effective Date.

2.2	Compliance with Agreement.

Subject to Applicable Law, each Shareholder, being a party to this Agreement, shall at all times vote and act as a shareholder of the Company to fulfill and comply with the provisions of this Agreement, to satisfy its obligations hereunder and in all other respects to comply with, and shall use all reasonable efforts to cause the Company to comply with, this Agreement. Each Shareholder shall, at all times, cause its respective nominee(s) as Director(s) on the Board to act in accordance with this Agreement, to amend the Memorandum of Association and Articles of Association to conform to the purposes and intent of this Agreement and otherwise to be consistent with the terms of this Agreement, and to cause the Company to adopt such amended Memorandum of Association and Articles of Association through the passage of appropriate Board and shareholders’ resolutions and to take such other actions as may be required under Applicable Law in this regard. The Company shall be bound by the provisions of this Agreement to the fullest extent of its capacity and power under Applicable Law. Network18 shall cause the members of the TV18 Group to, comply and adhere to the provisions of this Agreement. Any breach or violation of this Agreement by Network18, any of the members of the TV18 Group or the Company shall be deemed to be a breach or violation by the TV18 Group and the Company.

SECTION III

GENERAL PROVISIONS

3.1	Structure of the Company and Indian Co.

(a)	Nature of company. The Company has been incorporated as a private limited company under the laws of Cyprus. Subject to Section 3.3, the Company shall be a limited liability company under the laws of Cyprus.

(b)	Registered Office. The registered office of the Company shall be at Themistokli Dervi, 48 Centennial Building, Flat/Office 701, P.C. 1066, Nicosia, Cyprus or at any other place that may be mutually agreed by the Parties in writing.

(c)

Nature of Indian Co. The Indian Co. has been incorporated as private limited company on 13th June, 2006 under the name and style “TV18 Home Shopping Network Private Limited” under the Indian Companies Act, 1956. The Indian Co. was subsequently converted into a public limited company and name of the Indian Co. was subsequently changed to “TV18 Home Shopping Network Limited” with effect from 10th June, 2008.

(d)

Registered Office of Indian Co. The registered office of the Indian Co is located at 601, 6th Floor, Commercial Tower, Hotel Le-Meridian, Raisina Road, New Delhi – 110001 India. Indian Co may also maintain such other offices at any other place or places within or outside India as may from time to time be determined by the Board. The Chief Executive Officer of the Indian Co (“Chief Executive Officer”) shall notify the Shareholders of any change in the address of the registered office/corporate office of the Indian Co.

3.1A	TV18 Group Commitment: TV18 Group shall provide Indian Co access to the television and internet audience franchise of the television channels/websites belonging to the TV18 Group at fair market price in order to maximize the exposure of the Indian Co. to the TV18 Group audience. In addition, TV18 Group will also provide internal production assistance and infrastructure support to Indian Co. at fair market price as may be mutually discussed between the Parties. Indian Co. will pay TV18 Group fair market price and reimburse TV18 Group for any out of pocket related to outside services for all such assistance and support on an actual basis.

3.2	Issue of Additional Ownership Shares by the Company.

(a)	Subject to the provisions of Applicable Law, the Board may, from time to time, issue and allot at such price and upon such terms as it may decide and as permitted by Applicable Law, any or all of the unissued Preference Shares or Equity Shares, as the case may be, or any Preference Shares or Equity Shares representing an increase in the share capital authorized under the provisions of the Memorandum of Association and Articles of Association; provided, however, that unless otherwise agreed between the Shareholders in writing, as long as the Equity Shares are not listed on any stock exchange following an IPO and except for any Ownership Shares issued to SAIF pursuant to the SAIF Subscription Agreement, the Company shall not sell or otherwise issue to any Person (including, without limitation, any Shareholder) any Ownership Shares unless the Company complies with this Section 3.2(a), and unless, prior to such issue or sale, each Shareholder, and in case of GSHS as long as it holds 5% of the issued Ownership Share capital of the Company, shall have received from the Company (i) notice in writing of the terms of the proposed issue; and (ii) an opportunity to subscribe for such Ownership Shares on the same terms and in an amount up to the product of such Shareholder’s Percentage Interest and the total number of Ownership Shares proposed to be issued. It is hereby clarified that if the Company intends or proposes to issue both Preference Shares and Equity Shares, each shareholder shall be entitled to subscribe for such number of each such Preference Shares and Equity Shares as is equal to (x) in respect of Preference Shares, the product of such Shareholder’s Percentage Interest and the total number of Preference Shares intended or proposed to be issued; and (y) in respect of Equity Shares, the product of such Shareholder’s Percentage Interest and the total number of Equity Shares intended or proposed to be issued. Notwithstanding any provision in this Agreement to the contrary, if any Shareholder is prevented by Applicable Law from purchasing any Ownership Shares, such Shareholder may designate one or more nominee(s) of such Shareholder to purchase such Ownership Shares to the extent not prohibited by Applicable Law, provided such purchaser agrees to execute a deed of adherence agreeing to be bound by the terms of this Agreement and simultaneously with the purchase of such Ownership Shares becomes a party to this Agreement. Any Ownership Shares offered for subscription per this Section 3.2(a) that are not purchased by the Shareholders within thirty (30) Business Days from receipt of the notice from the Company may be sold by the Company to any proposed purchaser identified by the Board provided that such purchaser is not a Strategic Investor (in case such purchaser is a Strategic Investor, the Strategic Investor shall be approved by GSHS), and the terms and conditions relating to the share ownership or holding of such purchaser has, in each case, been expressly approved by SAIF in writing prior to the sale or transfer by the Company. In the event that SAIF grants its written consent to the purchaser identified by the Board, such purchaser shall, prior to any subscription of any of the Ownership Shares, execute a deed of adherence agreeing to become bound by the terms of this Agreement and simultaneously with the purchase of such Ownership Shares becomes a party to this Agreement unless all of the Parties to this Agreement agree in writing otherwise.

(b)

Network18 and each member of the TV18 Group acknowledges, agrees and confirms that in no event whatsoever shall any of Ownership Shares be issued by the Company or Transferred to any of Network18’s Affiliates, unless such Affiliate executes a deed of adherence agreeing to be bound by all of the obligations of the TV18 Group under this Agreement and shall correspondingly be entitled to all the rights of the TV18 Group under this Agreement. Notwithstanding anything contained in this Agreement, Network18 and each of member of the TV18 Group further acknowledges, agrees and confirms that (i) any issue of any of the Ownership Shares to any such Affiliate shall not relieve Network18 from any of its obligations hereunder, (ii) Network18/TV18 Group shall repurchase all (but not less than all) such Ownership Shares and such Ownership Shares shall have been Transferred to Network18, prior to such Affiliate ceasing to be an Affiliate of Network18, and (iii) the restrictions set forth in this Section III shall continue to be applicable to the Ownership Shares (or any interest therein) after any issuance of Ownership Shares to any Affiliate of Network18. None of the securities of the Company shall be issued or Transferred to any subsidiary of the Company.

(c)	Notwithstanding the completion of any issuance or Transfer of Ownership Shares of the Company to any of Network18’s Affiliates, Network18 and TV18 Group shall continue to be bound by all the obligations under this Agreement as the principal obligor without any requirement on the Person seeking a remedy or breach of any obligation to first seek recourse against any such Affiliate.

3.3	Initial Public Offering; Registration Rights.

(a)	The Shareholders will cause the Company to undertake an initial public offering (“IPO”) and sale of its Equity Shares according to a time schedule and in such global capital market or markets as the Board may determine; provided, however, that if no IPO has occurred by May 16, 2011, SAIF shall be entitled to cause the Company by notice in writing to the Company, and the Company shall upon receipt of such notice in writing from SAIF, undertake an IPO on NASDAQ or other stock exchange such that it will enable a public listing of the Equity Shares owned by SAIF simultaneously with the completion of the IPO. The Company shall bear all costs and expenses relating to or in connection with an IPO. The Company will use its reasonable efforts to list the Equity Shares held by SAIF, the TV18 Group and GSHS in conjunction with, or in any event as soon as possible following, an IPO on NASDAQ or other stock exchange as considered appropriate by SAIF provided that, if SAIF determines that the IPO must be on NASDAQ, the TV18 Group is not in any manner prohibited under Applicable Laws from listing its Equity Shares on NASDAQ.

(b)

Subject to the provisions of Applicable Law, in conjunction with or at any time after the closing of the Company’s IPO, SAIF and/or GSHS may request, in writing, that the Company effect a registration of all or any part of the Registrable Shares owned by SAIF and/or GSHS and in the manner considered appropriate by SAIF and/or GSHS. If SAIF intends to distribute the Registrable Shares by means of an underwriting, it shall so advise the Company. In the event such registration is underwritten, the right of other Shareholders to participate in such registration shall be conditioned on SAIF’s and GSHS’s participation in such underwriting. Upon receipt of any such request, the Company shall promptly give written notice of such proposed registration to all Shareholders. Such other Shareholders shall have the right, by giving written notice to the Company within thirty (30) calendar days after the Company provides its notice, to elect to have included in such registration such of their

Registrable Shares as such Shareholders may request in such notice of election, subject to the approval of the underwriter managing the offering. Notwithstanding any other provision of this Section 3.3, if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall advise all holders of Registrable Shares which would otherwise be underwritten pursuant hereto that the number of shares that may be included in the underwriting shall be allocated to the holders of such Registrable Shares (subject to priority being given to SAIF to the extent of any Ownership Shares held by SAIF pursuant to the Subscription Agreement) on a pro rata basis based on the number of Registrable Shares requested by each such holder, and the holders to be included in the registration. Any Registrable Shares excluded or withdrawn from such underwriting shall be withdrawn from the registration. The Equity Shares held by the holders of Registrable Shares other than SAIF shall be withdrawn and excluded first, before any shares held by SAIF shall be withdrawn or excluded by SAIF. Thereupon, the Company shall, as expeditiously as possible, use its reasonable efforts to effect the registration of all Registrable Shares that the Company has been requested so to register. Such registration shall be done on such forms and in such manner as is considered appropriate by SAIF.

(c)	Subject to the provisions of Applicable Law, at any time after the Company becomes eligible to file a Registration Statement relating to secondary offerings, SAIF will have the right to require the Company to effect an unlimited number of Registration Statements of all or any portion of the Registrable Shares held by SAIF. Upon receipt of any such request, the Company shall promptly give written notice of such proposed registration to all Shareholders. Such other Shareholders shall have the right, by giving written notice to the Company within thirty (30) calendar days after the Company provides its notice, to elect to have included in such registration such of their Registrable Shares as such Shareholders may request in such notice of election. Thereupon, the Company shall, as expeditiously as possible, use its reasonable efforts to effect the registration on the applicable forms of all Registrable Shares that the Company has been requested to register. If the registration pursuant to this Section is for an underwritten offering, the rights and responsibilities of the parties shall be in general conformity with the applicable procedural provisions of Section 3.3(b) hereof.

3.4	Incidental Registration.

(a)

Whenever the Company proposes to file a Registration Statement, including, but not limited to, Registration Statements relating to secondary offerings of securities of the Company, but excluding Registration Statements pursuant to Section 3.3 and relating to employee benefit plans or with respect to corporate reorganizations, at any time and from time to time, it will, at least thirty (30) calendar days prior to such filing, give written notice to all Shareholders of its intention to do so and, upon the written request of a Shareholder or Shareholders given within twenty (20) calendar days after the Company provides such notice (which request shall state the intended method of disposition of such Registrable Shares), the Company shall use its reasonable efforts to cause all Registrable Shares that the Company has been requested by such Shareholder or Shareholders to register or to be registered under Applicable Law to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Shareholder or Shareholders, provided that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section 3.4 without obligation to any Shareholder.

(b)	In connection with any offering under this Section 3.4 involving an underwriting, the Company shall not be required to include any Registrable Shares in such underwriting unless the holders thereof accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as will not, in the good faith opinion of the underwriters, jeopardize the success of the offering by the Company. If, in the opinion of the managing underwriter, the registration of all, or part of, the Registrable Shares that the holders have requested to be included would materially and adversely affect such public offering, then the Company shall be required to include in the underwriting only that number of Registrable Shares, if any, that the managing underwriter in good faith believes may be sold without causing such adverse effect. If the number of Registrable Shares to be included in the underwriting in accordance with the foregoing is less than the total number of shares that the holders of Registrable Shares have requested to be included, the Shareholders holding Registrable Shares who have requested registration shall participate in the underwriting pro rata based upon their total ownership of shares of common stock of the Company (giving effect to the conversion into common stock of all securities convertible thereinto). If any holder would thus be entitled to include more shares than such holder requested to be registered, the excess shall be allocated among other requesting holders pro rata based upon their total ownership of Registrable Shares.

3.5	Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to use its reasonable efforts to effect the registration of any of the Registrable Shares under Applicable Law, the Company shall:

(a)	prepare and file with the relevant Governmental Authority a Registration Statement with respect to such Registrable Shares and use its reasonable efforts to cause that Registration Statement to become and remain effective for the earlier of one-hundred twenty (120) calendar days or until the completion of the distribution or as otherwise specified by SAIF;

(b)	as expeditiously as possible prepare and file with the relevant Government Authority any amendments and supplements to the Registration Statement and the prospectus included in the Registration Statement as may be necessary to keep the Registration Statement effective and to comply with Section 3.5 (a), and comply with the provisions of Applicable Law with respect to the disposition of all securities covered by such Registration Statement;

(c)	as expeditiously as possible furnish to each selling Shareholder such reasonable numbers of copies of the registration statement, each amendment and supplement thereto, prospectus, including a preliminary prospectus, in conformity with the requirements of Applicable Law, and such other documents as the selling Shareholder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares owned by the selling Shareholder;

(d)	as expeditiously as possible use its reasonable efforts to register or qualify the Registrable Shares covered by the Registration Statement under the applicable securities or other laws of such jurisdictions as the selling Shareholders shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the selling Shareholders to consummate the public sale or other disposition in such states of the Registrable Shares owned by the selling Shareholder;

(e)	notify each selling Shareholder of such Registrable Shares at any time when a Registration Statement related thereto is effective under the Applicable Law, of the happening of any event as a result of which, or in the event the Company becomes aware that, the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(f)	cause all such Registrable Shares to be listed on NASDAQ or any other stock exchange, as considered appropriate by SAIF provided that, if SAIF determines that the IPO must be on NASDAQ, the TV18 Group is not in any manner prohibited under Applicable Laws from listing their Equity Shares on NASDAQ;

(g)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in customary form with the managing underwriter of such offering. Each Shareholder participating in such underwriting shall also enter into and perform its obligations under such an agreement; and

(h)	furnish, at the request of the initiating Shareholders holding a majority of the shares participating in the offering, on the date that such Registrable Shares are delivered to the underwriters for sale, if such shares are being sold through underwriters, or, if such shares are not being sold through underwriters, on the date that the Registration Statement with respect to such Registrable Shares becomes effective: (i) an opinion, dated as of such date, from the counsel representing the Company for the purpose of such registration, in the form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority of the initiating Shareholders, addressed to the underwriters, if any, and to the initiating Shareholders; and (ii) a letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority of the initiating Shareholders, addressed to the underwriters, if any, and if permitted by applicable accounting standards, to the initiating Shareholders.

If the Company has delivered preliminary or final prospectuses to the selling Shareholders and after having done so the prospectus is amended to comply with the requirements of Applicable Law, the Company shall promptly notify the selling Shareholders and, if requested, the selling Shareholders shall immediately cease making offers of Registrable Shares and return all prospectuses to the Company. The Company shall promptly provide the selling Shareholders with revised prospectuses and, following receipt of the revised prospectuses, the selling Shareholders shall be free to resume making offers of the Registrable Shares.

3.6	Allocation of Expenses. Subject to Applicable Law, the Company will pay all Registration Expenses (as defined below) of all registrations under this Agreement; provided, however, that if a registration under Section 3.3 is withdrawn at the request of the Shareholders requesting such registration (other than as a result of information concerning the business or financial condition of the Company that is made known to the Shareholders after the date on which such registration was requested) and if the requesting Shareholders elect not to have such registration counted as a registration requested under Section 3.3, the requesting Shareholders shall pay the Registration Expenses of such registration pro rata in accordance with the number of their Registrable Shares included in such registration. For purposes of this Section, the term “Registration Expenses” shall mean all expenses incurred by the Company in complying with this Agreement, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses, fees and disbursements of counsel for the Company, the reasonable fees and expenses of one (1) special counsel selected by the selling Shareholders to represent the selling Shareholders, local jurisdiction fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of selling Shareholders’ own counsel (other than the counsel selected to represent all selling Shareholders).

3.7	Indemnification with Respect to Underwritten Offering. In the event that Registrable Shares are sold pursuant to a Registration Statement in an underwritten offering pursuant to Section 3, the Company agrees to enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of an issuer of the securities being registered and customary covenants and agreements to be performed by such issuer, including without limitation customary provisions with respect to indemnification by the Company of the underwriters of such offering.

3.8	Information by Shareholder. Each holder of Registrable Shares included in any registration shall furnish to the Company such information regarding such holder and the distribution proposed by such holder as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

3.8A	Post IPO. As long as GSHS holds 5% of the issued Ownership share capital of the Company, after the IPO, subject to the Applicable Law and the shareholding of the Parties in the Company, GSHS and TV18 Group shall endeavour to have their respective representatives on the Board of the Company and make best efforts to manage the Company in a manner as contemplated under this Agreement.

3.9	Non Compete. As long as either GSHS holds at least 5% of the issued Ownership Share capital of the Company, or TV18 Group holds at least 15% of the issued Ownership Share capital of the Company, GSHS including its Affiliates will not directly or indirectly carry on such business in India which is similar to the Business. Notwithstanding the provisions of this Section, GSHS shall have a right to conduct wholesale trading business in India subject to the following conditions:

i.	GSHS will not supply its products to a business which is in direct competition with the Business of the Company, Indian Co. and their subsidiaries, including Indian Co.;

ii.	GSHS will offer to the Company, the Indian Co. and their subsidiaries most favourable terms for its products;

iii.	GSHS will offer the products to the Company, the India Co. and their subsidiaries exclusively for the first 6 months after the product is launched in India, except if it is otherwise agreed to between GSHS and the Company.

3.10	As long as either GSHS holds at least 5% of the issued Ownership Share capital of the Company, or TV18 Group holds atleast 15% of the issued Ownership Share capital of the Company, TV18 Group including its Affiliates will not, directly or indirectly, carry on such business in India which is similar to the Business of the Company and its subsidiaries. It is clarified that the restrictions contained in this Section are in addition to the provisions of Section 12.18 of this Agreement.

SECTION IV

MANAGEMENT OF THE COMPANY

4.1	Incorporation Documents.

The Memorandum of Association and Articles of Association shall be in such form as is required by Applicable Law and shall contain, inter alia, the provisions set out in this Agreement to the extent not prohibited by Applicable Law, and shall otherwise be consistent with, and give effect to, the terms of this Agreement. Promptly following the Effective Date, the Parties shall, and shall cause the Company to and the Company shall, duly amend the Memorandum of Association and Articles of Association in existence on the date hereof and make any requisite filings with relevant Governmental Authorities so as to comply with the provisions of this Section 4.1 and to ensure that the Memorandum of Association and Articles of Association of the Company conform to the terms of this Agreement and contain the terms of this Agreement to the extent not prohibited by Applicable Law and that such Memorandum of Association and Articles of Association, as so amended, become effective within thirty (30) calendar days following the Effective Date. Prior to the Effective Date, Network18, TV18 Group, GSHS, SAIF and the Company shall have worked together to ensure that all shareholder and Company authorizations and consents required in order to effect such amendments have been obtained and satisfied prior to the Effective Date.

4.2	General Powers.

(a)	The property, business and affairs of the Company shall be managed exclusively by and under the direction of the Board. The Board may exercise all such powers of the Company and have such authority and do all such lawful acts and things as are permitted by Applicable Law and the Company’s Articles of Association.

(b)	No regulation made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation had not been made.

4.3	Constitution of the Board of Directors.

(a)	The Company shall have a Board consisting of no more than 12 Directors. The number of representatives of the Shareholders on the Board of Directors of the Company shall be in direct proportion to the shareholding of each shareholder in the Company. As long as SAIF holds atleast 5% of the issued Ownership Share capital of the Company, it will have a right to nominate atleast one Director on the Board of the Company. As long as GSHS holds atleast 5% of the issued Ownership Share capital of the Company, it will have a right to nominate one Director and one Observer on the Board of the Company. The initial strength of the Board shall be seven (7) Directors, appointed as follows:

(i)	2 members recommended and nominated by SAIF;

(ii)	4 members recommended and nominated by the TV18 Group; and

(iii)	1 member recommended and nominated by GSHS.

If GSHS holds less than 5% of the issued Ownership Share capital of the Company, then an independent director mutually acceptable to SAIF and TV18 Group.

(b)	The Shareholders shall vote the Equity Shares held by them to elect and appoint as Directors the individuals nominated by SAIF, GSHS and the TV18 Group in accordance with this Agreement. Any person nominated as a Director by a Shareholder shall be appointed and may be removed from such office only by the Shareholder nominating such Person, by a memorandum signed in writing by such Shareholder, which shall take effect from the date stated in such memorandum or, if no such date shall be stated, from the date when such memorandum is lodged at the registered office of the Company. For the avoidance of doubt, a Director shall be removed from office without notice if he is guilty of any gross default or misconduct in connection with or affecting the Business, or is guilty of fraud, dishonesty or any criminal offence (save for minor road traffic offences). No Shareholder may cause the removal of a Director except the shareholder that has nominated such Director.

(c)

As long as GSHS holds at least 5% of the issued Ownership Share capital of the Company GSHS shall have the right to designate a representative (the “Observer”) to attend all meetings of the Board and Board committees of the Company (whether in person, telephonically or otherwise) in a non-voting, observer capacity and the Company shall provide to such Observer, concurrently with the members of the Board or the Board committee, as applicable, and in the same manner, notice of such meeting and a copy of all materials provided to such members. in the absence of a separate express written proxy, power of attorney, or other instrument duly executed by GSHS appointing the Observer as an alternate director, the Observer shall not have the power

(i) to vote or abstain from voting shares;

(ii) to grant or withhold any approval, consent, or waiver or exercise or decline to exercise any right or privilege inuring to the investor as a shareholder of the Company;

(iii) to accept any notice, communication, or service of legal process; execute contracts, instruments or deeds; or

(iv) otherwise to act for or as an agent or legal representative of GSHS.

4.4	Committees.

(a)	Each committee/sub-committee of the Board of the Company shall be constituted in a manner whereby SAIF, GSHS and the TV18 Group have a representation on such committee/ sub-committee in proportion to their representation on the Board of the Company.

(b)	The Board will form a sub-committee for agreeing on the annual budget of the Company and Indian Co. The sub-committee will be constituted of a representative of GSHS, SAIF, TV18 Group respectively and CEO. The annual budget will be considered agreed and will be adopted by the Company and Indian Co in case any two committee members amongst SAIF, TV18 Group or GSHS agree regardless of Section 4.4(a). The CEO will not have a right to vote to approve the annual budget. In case there is no consensus on the annual budget and the budget committee members do not agree on an annual budget for a year, then the annual budget for the previous year will remain in effect as the budget for the then current year with additions (i) which reflects such increases in costs as are determined by contract or otherwise; and (ii) amounts that have not been adjusted in accordance with the foregoing sentence, they shall be increased by 15%

4.5	Alternate Directors.

Any Director appointed to the Board shall be entitled to nominate an alternate to attend and vote at Board meetings in his absence. Such alternate shall be approved in writing by the Shareholder who appointed such nominating Director.

4.6	D&O Insurance; Keyman Insurance; Costs.

(a)

To the extent it is available and permissible under Applicable Law, the Shareholders shall cause the Company to, and the Company shall, maintain appropriate insurance coverage and provide for standard indemnification provisions in the Articles of Association of the Company for the Directors,

executive officers, the chief executive officer and other officers and representatives of the Company in relation to the discharge of their respective duties.

(b)	Subject to Applicable Law, the Company shall reimburse all Directors for reasonable travel, hotel and other expenses incurred in connection with the Board or committee meetings or otherwise in working and carrying out their responsibilities for the Company.

(c)	To the extent it is available and permissible under Applicable Law, the Shareholders shall cause the Company to, and the Company shall, maintain appropriate insurance coverage for senior management team members, to the satisfaction of SAIF, subject to reasonable costs.

4.7	Meetings of Board; Quorum.

(a)	The Board shall hold no less than (i) one meeting every three calendar months and (ii) four meetings in any given financial year. Such meetings shall be held at the Company’s registered office or such other place as the Board may from time to time determine. No less than fifteen (15) calendar days’ prior written notice of every meeting of the Board shall be given to every Director of the Board, whether such Director is based or located in India or abroad; provided, however, that, any given meeting of the Board may be held upon shorter notice if all the Directors waive such notice period. Such notice shall be accompanied by the agenda setting out the business proposed to be transacted at such meeting of the Board. Any Director may request the Chairman to call a meeting of the Board. Upon such request, the Chairman shall call a meeting of the Board.

(b)	Minutes of each meeting of the Board shall be taken and kept by the company secretary in the books of the Company. Copies of the minutes of each such meeting shall be delivered to each member of the Board as soon as practicable. If a member is not present at any Board meeting, copies of all documents considered by the Board at such meeting shall be promptly delivered to him with a copy of the relevant minutes.

(c)	To the extent permissible by Applicable Law, any Director may participate in a Board meeting by means of a telephone or video conference.

(d)	Notwithstanding any other provisions of this Section 4, a resolution in writing signed by all Directors (which resolution may consist of several counterparts) shall be as valid and effective as if it had been adopted by a duly convened meeting of the Board.

(e)

The presence in person of at least three (3) Directors on the Board shall be required to constitute a quorum at a meeting of the Board or committee thereof; provided, however, that no quorum shall exist unless one (1) Director nominated by SAIF, one (1) director nominated by GSHS and one (1) director nominated by the TV18 Group are present. In the absence of a quorum, the meeting of the Board or committee thereof shall be adjourned by the Directors present and shall be reconvened fourteen (14) calendar days thereafter on the same day, time and place. At any such adjourned meeting, subject to Section

4.7(b) and provided that a due notice of such adjourned meeting has been given, the presence in person of at least three (3) Directors on the Board shall be required to constitute a quorum.

(f)	Each Director on the Board shall have only one vote. The Chairman of the Board shall not have a second or casting vote. The Chairman shall be a Director nominated by the Shareholder holding the largest percentage interest in the Ownership Share capital of the Company on a fully diluted basis.

4.8	Powers of the Directors.

(a)	Subject to the provisions of Section 4.8(b), the Board shall act by majority vote. For the avoidance of doubt, all decisions, actions and resolutions of the Board shall, subject to the provisions of Section 4.8(b), be adopted by the affirmative vote of a simple majority of the members of the Board.

(b)	Notwithstanding any other provision of this Agreement, no action or decision will be taken by the Board (including by way of passing resolutions by circulation) in respect of any of the matters listed in Schedule A hereof without the affirmative votes of a Director nominated by SAIF and by the TV18 Group. The Parties further agree that no affirmative vote of a Director nominated by SAIF in respect of any of the matters listed in Schedule A shall be required if SAIF, at any time, holds less than 5% of the Ownership Share capital of the Company.

(bb)	Notwithstanding any other provision of this Agreement, no action or decision will be taken by the Board (including by way of passing resolutions by circulation) in respect of any of the matters listed in Schedule A-1 hereof without the affirmative votes of a Director nominated by GSHS, SAIF and by the TV18 Group. The Parties further agree that no affirmative vote of a Director nominated by GSHS in respect of any of the matters listed in Schedule A-1 shall be required if GSHS, at any time, holds less than 5% of the Ownership Share capital of the Company.

(c)	A Director may from time to time disclose to the Shareholder who appointed him and its representatives such information as he/she has regarding the Company or its business and operations as shall reasonably be requested by the Shareholder appointing him. Any such disclosure shall not (and shall not be deemed to be) a breach of this Agreement or any confidentiality obligations.

4.9	Applicability to Indian Co.

The provisions of this Section 4 shall apply mutatis mutandis to the management of Indian Co, so that the reference to the term “Company” including any reference to the term “Company” in Schedule A and Schedule A-1 to this Agreement shall refer to each subsidiary of the Company including the Indian Co., and the reference to the defined terms in relation to the Company shall have the correlative meaning in relating to each subsidiary of the Company including the Indian Co.

4.10	Amendment to Articles of Association

Parties agree that the articles of association of the Company and Indian Co. shall be amended so as to incorporate therein all applicable provisions of this Agreement. In the event of any inconsistencies or conflicts between any of the provisions of this Agreement and any of the provisions of the articles of association of the Company and the Indian Co., this Agreement shall prevail and the Parties shall procure that, to the maximum extent possible and permitted by Applicable Law, all relevant articles shall be amended so as to comply with the provisions of this Agreement.

SECTION V

SHAREHOLDER MEETINGS

5.1	General Meeting of Shareholders.

The Company shall hold no less than one general meeting of the shareholders in any given calendar year. Except as provided in this Section V, all general meetings of the shareholders shall be governed by Applicable Law and the Memorandum of Association and Articles of Association. The Chairman of the Board shall preside at all general meetings of the Shareholders provided that the Chairman of a general meeting shall not have a casting vote. If the Chairman is absent or fails to serve as the presiding officer at any such general meeting of the shareholders, a Director as may be mutually agreed by the Shareholders shall preside in the Chairman’s place. To the extent permissible by Applicable Law, a Shareholder may participate in a general meeting by means of a telephone or video conference.

5.2	Notice of Shareholders Meetings.

Prior written notice of twenty one (21) calendar days shall be given to the Shareholders for all general meetings; provided, however, that any given meeting of the Shareholders may be held upon shorter notice if all the Shareholders waive such notice period in accordance with the provisions of Applicable Law. Such notice shall be accompanied by the agenda setting out the business proposed to be transacted at such meeting of the shareholders.

5.3	Quorum.

The quorum for a general meeting of the shareholders shall be the presence in person of at least three (3) members; provided, however, that no quorum shall exist until at least one nominee or representative appointed or authorized by each of SAIF, GSHS and the TV18 Group are present at the meeting. In the absence of a quorum, the general meeting shall be adjourned by the Shareholders present and shall be reconvened on such date, time and place as may be decided by the Board. Subject to Section 5.4(c), at any such adjourned general meeting the presence in person of any two (2) members shall constitute a quorum, provided, however, that if the adjourned meeting is an extraordinary general meeting of the Company, no quorum shall exist until at least one nominee or representative appointed or authorized by each of SAIF and the TV18 Group is present at such adjourned meeting. Prior written notice of thirty (30) calendar days shall be given to all the shareholders in order to convene such adjourned meetings; provided, however, that any given general meeting of shareholders may be held upon shorter notice if all the shareholders waive such notice period.

5.4	Voting Requirements.

(a)	Except as required under Applicable Law and subject to Section 5.4 (c), the vote of a majority of the shareholders of the Company present at a validly called meeting (including, without limitation, a reconvened meeting) at which a quorum is present shall be required for any action to be taken by the Company’s shareholders on any matter. At each shareholders meeting, each Shareholder shall have the voting rights in proportion to such Shareholders’ share of the total issued and outstanding Ownership Share capital of the Company on a fully diluted basis.

(b)	Notwithstanding any other provisions of this Section 5, a resolution in writing signed by all Shareholders (which resolution may consist of several counterparts) shall be as valid and effective as if it had been passed at a duly convened Shareholders’ meeting.

(c)	Notwithstanding any other provision of this Agreement, no action or decision will be taken by the Shareholders of the Company in respect of any of the matters listed in Schedule A hereof (including any action in a meeting of the shareholders or any action without such a meeting, whether by adopting resolutions by circulation or otherwise) without the affirmative votes or approvals of an authorized representative each of SAIF and the TV18 Group; provided that any transaction or event contemplated under this Agreement, SAIF Subscription Agreement or the Subscription Agreement shall expressly fall outside the scope of this Section 5.4(c). The Parties further agree that no affirmative vote of an authorized representative of SAIF in respect of any of the matters listed in Schedule A shall be required if SAIF, at any time, holds less than 5% of the Ownership Share capital of the Company.

(cc)	Notwithstanding any other provision of this Agreement, no action or decision will be taken by the shareholders of the Company in respect of any of the matters listed in Schedule A-1 hereof (including any action in a meeting of the shareholders or any action without such a meeting, whether by adopting resolutions by circulation or otherwise) without the affirmative votes or approvals of an authorized representative each of GSHS, and the TV18 Group; provided that any transaction or event contemplated under this Agreement, SAIF Subscription Agreement or the Subscription Agreement shall expressly fall outside the scope of this Section 5.4(cc). The Parties further agree that no affirmative vote of an authorized representative of GSHS in respect of any of the matters listed in Schedule A-1 shall be required if GSHS, at any time, holds less than 5% of the Ownership Share capital of the Company.

(d)	No decision of the Board shall be taken with respect to any matter listed in Schedule A and Schedule A-1 with respect to which any Director nominated by SAIF or GSHS or the TV18 Group is considered an interested Director under Applicable Law, unless such matter has been approved at a meeting of the shareholders in the manner set forth in Section 5.4 (c) and Section 5.4 (cc) hereinabove.

5.5	Deadlock

(a)	If a Board meeting or Shareholders Meeting could not be convened after three (3) successive attempts or the respective Directors at Board meetings or Shareholders at Shareholders meetings fail to agree or reach a consensus on any matter set out in Schedule A-1 for three (3) consecutive meetings, where all such three (3) Board meetings or Shareholders Meeting have taken place within a period of thirty (30) calendar days, an event of a deadlock would be deemed to have arisen (“Deadlock”). In case the three (3) consecutive Board meetings or Shareholders Meeting do not take place within a period of forty five (45) calendar days for absence of GSHS, on the expiry of forty five (45) calendar days from the first meeting where the disagreement arose, a Deadlock shall be deemed to have arisen and the Deadlock provisions as set out in this Section will become applicable. Notwithstanding the above, the Parties agree that the Company will not pass any resolutions approving:

(i)	any matter set out in Schedule A-1 for the first 12 months from the Closing Date, where GSHS has not agreed or reached a consensus on, however after the expiry of the 12 month period the Deadlock provisions as set out in this Section will become applicable; and

(ii)	matter set out in point (viii) of Schedule A-1 without the affirmative vote of GSHS.

(b)	Deadlock Resolution

(i)	In the event of a Deadlock, any Shareholder may issue a written notice to the other Shareholders setting out particulars of the Deadlock and requesting consultation (“First Deadlock Notice”). Upon the receipt of a First Deadlock Notice, the Shareholders shall attempt to resolve the Deadlock promptly through good faith negotiations and consultations within a period of no longer than thirty (30) calendar days from the date of the First Deadlock Notice (“Consultation Period”).

(ii)	In case the Deadlock is due to GSHS failing to agree or reach a consensus on any matter set out in Schedule A-1 and SAIF and TV18 Group have consented to such matter, the Parties agree that where such Deadlock is not resolved within the Consultation Period, then except as provided in Section 5.5 (b)(iii) below TV18 Group (“Deadlock Offeror”) shall issue a notice to GSHS within thirty (30) calendar days from the end of the Consultation Period, offering to purchase from GSHS all, but not less than all, of the Ownership Shares held by it at the following price:

•	In case the Deadlock is within a period of 24 months from the Effective Date then at Fair Market Value plus 25% premium;

•	In case the Deadlock is after the expiry of 24 month period from the Effective Date then at Fair Market Value.

(iii)	In case the Deadlock is due to GSHS failing to agree or reach a consensus on point (vi) of Schedule A-1 and SAIF and TV18 Group have consented to such matter, where the liquidation or winding up is due to material deterioration of the Business, then GSHS will be required to purchase all but not less than all of the shareholding of SAIF and Network18 in the Company at Fair Market Value within 30 calendar days from the end of the Consultation Period and for all other cases of point (vi) of Schedule A-1 Section 5.5(b)(ii) shall be applied.

5.6	Applicability to Indian Co.

The provisions of this Section 5 shall apply mutatis mutandis to the management of Indian Co. so that the reference to the term “Company” including any reference to the term “Company” in Schedule A and Schedule A-1 to this Agreement shall refer to each subsidiary of the Company including the Indian Co., and the reference to the defined terms in relation to the Company shall have the correlative meaning in relating to each subsidiary of the Company including the Indian Co.

SECTION VI

DEALING WITH SHARES

6.1	Restrictions on Transfer of Ownership Shares.

(a)	Except as expressly provided in this Agreement, none of the TV18 Group or SAIF or GSHS shall, directly or indirectly, sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or otherwise create any Encumbrance on (any such event, a “Transfer”) any Ownership Shares or any of its rights or obligations under this Agreement except in accordance with the provisions hereof. Each of SAIF, GSHS and the Network18 and/or TV18 Group shall cause the Company to enter into agreements with all other holders of shares of capital stock of the Company to comply with the terms of this Section VI.

(b)	A purported Transfer of Ownership Shares in contravention of or inconsistent with the terms of this Agreement shall be null and void and shall not be binding on the Company or the Board.

6.2	Right of First Refusal.

(a)

Except for any Transfer of the Ownership Shares of Network18 to any of its Affiliates in accordance with Section 3.2(b) , in the event that any Shareholder desires to Transfer all or a portion of the Ownership Shares held by it (the “Selling Shareholder”) pursuant to a bona fide offer by any Person (“Offeror”), the Selling Shareholder shall immediately deliver a written notice (“Offer Notice”) to the other Shareholders (“Other Shareholder”) describing accurately and in reasonable detail the terms and conditions of the offer, including the timing as to execution, the number of Ownership Shares subject to the offer (the “Offer Shares”) and the price to be paid for such Ownership Shares pursuant to such offer, the name and address of the Offeror, any agreements or documents to be executed and delivered relating to such offer, any related terms and conditions and any additional information reasonably required by the Other Shareholder. Notwithstanding any provision of this Agreement, the Selling Shareholder shall not Transfer the Offer Shares to, or enter into any binding agreement in respect of the Offer Shares with, the Offeror unless and until the terms and requirements of Section 6.2(b) through (g) are satisfied.

(b)	Upon the Offer Notice being delivered to the Other Shareholder, the Other Shareholder shall have the right, exercisable at its sole discretion but subject to Section 6.3 of this Agreement to purchase on a pro rata basis to its respective shareholding in the Company, all, but not less than all, of the Offer Shares on such terms and conditions that are no less favourable to the Other Shareholder than those specified in the Offer Notice in accordance with the terms of Section 6.2(c). The Other Shareholder may only exercise the right contained in this Section directly, provided, however, that the Other Shareholder may also exercise the right contained herein through a third party which has, in the sole and absolute discretion of the Selling Shareholder, been approved in writing by the Selling Shareholder (the “Selling Shareholder Consent”), no later than seven (7) Business Days from the date of such request by the Other Shareholder. If the Selling Shareholder does not deliver the Selling Shareholder Consent within 7 Business Days of the request by the Other Shareholder, such non-delivery shall constitute a deemed rejection by the Selling Shareholder, provided, however, that in no event whatsoever shall the Selling Shareholder be liable for, and no rights or claims shall arise or result against the Selling Shareholder from such failure to deliver the Selling Shareholder Consent.

(c)	If the Other Shareholder, in its sole discretion, elects to purchase or nominate a third party to purchase, as applicable, all, but not less than all, of the Offer Shares pursuant to Section 6.2(b) above (on a pro rata basis to its respective shareholding in the Company), the Other Shareholder shall, within the time period set forth in the Offer Notice, provided that such period shall in no event be less than thirty (30) calendar days from the date the Offer Notice is received by the Other Shareholder (such period, the “Offer Period”), give to the Selling Shareholder a notice in writing exercising its right of first refusal (a “RFR Notice”). If a RFR Notice is provided by the Other Shareholder, the transaction of purchase and sale shall be completed by the Other Shareholder within the time frame specified in the offer by the Offeror, provided that such period shall in no event be less than ten (10) Business Days following the expiry of the Offer Period, and provided further that such obligation to complete the transaction shall be is subject to receipt of requisite governmental approvals which approvals shall be promptly applied for by the Company, the Other Shareholders and/or the Selling Shareholder, as the case may be and as applicable, in good faith.

(d)

If the Other Shareholder, in its sole discretion, does not exercise its rights under Section 6.2(b), and does not, within the Offer Period, provide the RFR Notice then the remaining Other Shareholder shall have the right to purchase all the

Offer Shares that have been rejected or not accepted by Other Shareholder. The Company shall provide atleast 10 days notice to the remaining Other Shareholder to exercise their right to purchase all the Offer Shares that have been rejected or not accepted by the Other Shareholder. In case all the Other Shareholder do not exercise its rights under Section 6.2(b), and does not, within the Offer Period and, or 10 days notice period as mentioned above, provide the RFR Notice, the Selling Shareholder may sell the Offer Shares to the Offeror after the expiry of the Offer Period, but within a period of one (1) month of the expiry of the Offer Period, and for a price and on other terms no more favourable to the Offeror than those contained in the Offer Notice. If the Offer Shares are not sold within such one month period on such terms, the rights of the Other Shareholder pursuant to this Section 6.2 shall again take effect and revive with respect to any sale of Ownership Shares of the Company held by the Selling Shareholder.

(e)	Notwithstanding any provision of this Agreement, the Other Shareholder shall be entitled to require reasonable evidence from the Selling Shareholder that the purchase and sale of the Offer Shares was completed at a price and on other terms no more favourable to the Offeror than those contained in the Offer Notice.

(f)	All notices given under this Section shall also be given concurrently to the Company.

(g)	The Selling Shareholder shall at all times in soliciting or accepting any offers from any third party, condition such proposed sale on the execution of a deed of adherence under which the party to whom any Ownership Shares would be sold would agree to be bound by the provisions of this Agreement. The Offeror shall, as a condition to the effectiveness of any Transfer of Ownership Shares contemplated in this Section 6.2, deliver to the Company (i) such Offeror’s deed of adherence agreeing to be bound by the provisions of this Agreement upon consummation of the Transfer and (ii) any other information reasonably requested by the Company. The Selling Shareholder and/or the Offeror shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with any such Transfer.

(h)	The Parties agree that SAIF shall be entitled to its “rights of first refusal” vis-à-vis Network18 contained in this Section 6.2 (as described in 6.2 (a) through (g)), only if, upon the consummation of such sale, the Company would no longer be controlled by the TV18 Group or the voting shares held collectively by the TV18 Group would fall below 51% of the total outstanding voting share capital of the Company. For the avoidance of doubt, it is clarified that the rights of SAIF under this Section 6.2 will only apply in the circumstances specified in this Section 6.2 (h) and SAIF will be entitled to its “right of first refusal” vis-à-vis GSHS irrespective of TV18 Group controlling the Company and/or its shareholding in the Company.

6.3	Co-Sale Rights.

(a)	If a Shareholder of TV18 Group proposes to Transfer any Ownership Shares, then the TV18 Group Shareholder shall promptly give written notice (the “Co-Sale Notice”) simultaneously to the Company and to GSHS and SAIF at least forty five (45) calendar days prior to the completion of such Transfer. The Co-Sale Notice shall describe in reasonable detail the proposed Transfer, including, without limitation, the number of Ownership Shares to be Transferred, the nature, terms and conditions of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

(b)	Upon receipt of the Co-Sale Notice, SAIF and GSHS shall have the right, exercisable upon written notice to such TV18 Group Shareholder, with a copy to the Company, within ten (10) Business Days after receipt of the Co-Sale Notice, to participate in such Transfer of Ownership Shares on the same terms and conditions, provided that the total number of Ownership Shares that are available to be so transferred shall be split between SAIF, GSHS and TV18 Group Shareholder in proportion to their Percentage Interest. If the Transfer relates to Preference Shares, such notice shall indicate the number of Preference Shares SAIF and GSHS wish to Transfer under its right to participate. If the Transfer relates to Equity Shares, such notice shall indicate the number of Equity Shares which represent that number of Preference Shares that are at such time convertible into Equity Shares, and that SAIF and GSHS wish to Transfer under their right to participate. If the Transfer relates to both Preference and Equity Shares, such notice shall indicate the number of Preference Shares up to that number of Preference Shares SAIF and GSHS wish to Transfer under its right to participate and the number of Equity Shares which represent that number of Preference Shares that at such time are convertible into Equity Shares and which SAIF and GSHS is willing to Transfer.

(c)	SAIF and/or GSHS shall effect its participation in the Transfer by promptly delivering to such TV18 Group Shareholder for Transfer to the prospective purchaser one or more instruments of transfer, properly executed for transfer; provided, however, that if the prospective purchaser objects to the delivery of Preference Shares in lieu of Equity Shares, SAIF and GSHS shall request the Company to convert, and the TV18 Group Shareholders shall cause the Company to convert (and the Company shall convert) such Preference Shares into Equity Shares and deliver Equity Shares. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the prospective purchaser.

(d)	The share certificate or certificates that SAIF or GSHS deliver pursuant to Section 6.3 shall be transferred to the prospective purchaser in consummation of the Transfer of the Ownership Shares pursuant to the terms and conditions specified in the Co-Sale Notice, and the TV18 Group Shareholder shall concurrently therewith remit to SAIF and GSHS that portion of the proceeds to which SAIF and GSHS is entitled by reason of its participation in such Transfer. To the extent that any prospective purchaser or purchasers prohibits such Transfer or otherwise refuses to accept, acquire or receive shares or other securities from SAIF and, or GSHS exercising its rights of co-sale hereunder or if the TV18 Group Shareholder fails in any manner to comply with the terms of this Section, such TV18 Group Shareholder shall not Transfer to such prospective purchaser or purchasers any Shares unless and until, simultaneously with such Transfer, such TV18 Group Shareholder shall purchase or acquire such shares or other securities from SAIF and GSHS on the same terms and conditions as are specified in (or should have been included in and, as the case may be, are contained in) the Co-Sale Notice.

(e)	The exercise or non-exercise of the rights of SAIF and, or GSHS hereunder to participate in one or more Transfers of Shares made by any TV18 Group Shareholder shall not adversely affect its right to participate in subsequent Transfers of Shares subject to this Section.

(f)	To the extent that SAIF and, or GSHS does not elect to participate in the Transfer that is the subject of the Co-Sale Notice, such TV18 Group Shareholder may, not later than sixty (60) calendar days following delivery to the Company and SAIF and GSHS of the Co-Sale Notice, enter into an agreement providing for the closing of the Transfer of such Shares covered by the Co-Sale Notice within thirty (30) calendar days of the expiry of such sixty (60) calendar days period on terms and conditions that are the same as those described in the Co-Sale Notice. Any proposed Transfer on terms and conditions different than those described in the Co-Sale Notice, as well as any subsequent proposed Transfer of any Equity or Preference Shares by TV18 Group Shareholder shall again be subject to the rights of SAIF and GSHS set forth herein and shall require compliance by TV18 Group Shareholder with the procedures described herein.

SECTION VII

ANTI-DILUTION; LIQUIDATION PREFERENCE

7.1	Anti-Dilution.

Except for any (a) Ownership Shares issued to SAIF pursuant to Section 7.1; (b) Ownership Shares issued to SAIF pursuant to Section 2.1 of the SAIF Subscription Agreement; (c) Ownership Shares issued to the TV18 Group pursuant to Section 2.1 of the SAIF Subscription Agreement (and the purchase price, if any, payable for any of the foregoing Ownership Shares), and (d) any Ownership Shares issued under Section 3.2(a) of this Agreement, if the Company, at any time and from time to time after the date of this Agreement, issues additional Ownership Shares to any Person at a price per Ownership Share that is lower than the Original Issue Price (such lower price per Ownership Share, the “Subsequent Issue Price”), SAIF shall have the right to cause the Company to issue, and the other Shareholders shall cause the Company to issue, and the Company shall be obligated to issue, such number of additional Ownership Shares to SAIF such that the average consideration paid by SAIF per Ownership Share to acquire all the Ownership Shares issued to it by the Company through the time of such issuance (including the Ownership Shares acquired by SAIF pursuant to this Section 7.1) is equal to the Subsequent Issue Price.

If the Company, at any time and from time to time for the first 12 months after the Closing date, issues additional Ownership Shares to any Person at a price per Ownership Share that is lower than the price per Series G Preference Shares issued to GSHS under the Share Subscription (such lower price per Ownership Share, the “Lower Issue Price”), GSHS shall have the right to cause the Company to issue, and the other Shareholders shall cause the Company to issue, and the Company shall be obligated to issue, such number of additional Ownership Shares to GSHS such that the average consideration paid by GSHS per Series G Preference Share to acquire all the Series G Preference Share issued to it by the Company through the time of such issuance is equal to the Lower Issue Price.

7.2	Liquidation Preference.

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, SAIF shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction prior to any distribution to the holders of the Equity Shares or other Preference Shareholders, an amount per Preference Share equal to the Original Issue Price plus all declared and unpaid dividends on the Preference Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Effective Date) for each outstanding Preference Share. Any amounts remaining after satisfying the requirements of the preceding sentence of this Section 7.2(a) shall then be distributed among all of the holders of the Preference Shares and the Equity Shares (and in respect of the Preference Shares on an “as if converted into Equity Shares” basis).

(b)	The following events shall be considered liquidation under this Section:

(i)	any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company (each, an “Acquisition”); or

(ii)	a sale, lease or other disposition of all or substantially all of the assets of the Company (an “Asset Transfer”).

(c)	In any of such events, if the consideration received by the Company is other than cash, its fair market value will be as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(i)	Securities not subject to investment letter or other similar restrictions on free marketability covered by Section 7.2(b)(ii) below:

(1)	If traded on a securities exchange or through NASDAQ or any other internationally recognized market, as the case may be, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) calendar days prior to the closing;

(2)	If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) calendar days prior to the closing; and

(3)	If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

(ii)	The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section 7.2 (c)(i) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined by the Board of Directors.

SECTION VIII

INFORMATION RIGHTS

8.1	Inspection. The Company shall permit (i) SAIF, or any authorized representative thereof, (ii) GSHS, or any authorized representative thereof, and (iii) any and each such Shareholder, for so long as such Shareholder holds at least 5% of the issued and paid up Ownership Share capital of Company on a fully diluted basis, to visit and inspect the properties of the Company, including its corporate and financial records, and to discuss its business finances and accounts with officers of the Company, during normal business hours following reasonable notice and as often as may be reasonably requested; provided that the normal functioning of the Company shall not in any way be affected.

8.2	Financial Statements and Other Information.

(a)	The Company shall deliver, to SAIF, GSHS and to each Shareholder, for so long as such Shareholder holds at least 5% of the issued and paid up Ownership Share capital of Company on a fully diluted basis:

(i)	within sixty (60) calendar days after the end of each fiscal year of the Company, an audited balance sheet of the Company as at the end of such year and audited statements of income and of cash flows of the Company for such year, certified by certified public accountants, and prepared in accordance with generally accepted accounting principles consistently applied (except as noted) and setting forth in each case in comparative form the figures from the previous fiscal year, with an explanation of any unusual difference between them, all in reasonable detail. Such financial statements shall be accompanied by a report and opinion thereon by independent public accountants of international standing selected by the Company’s Board of Directors and a report by management with a discussion of the Company’s business, including any changes in the Company’s financial condition and any significant business developments;

(ii)	within thirty (30) calendar days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, an unaudited balance sheet of the Company as at the end of such quarter and unaudited statements of income and of cash flows of the Company for such quarter and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles consistently applied with the exception that no notes need be attached to such statements and year-end adjustment need not have been made, and setting forth in each case in comparative form the figures from the previous fiscal year, with an explanation of any material differences between them. Such financial statements shall be accompanied by a report by management with a discussion of the Company’s business, including any changes in the Company’s financial condition and any significant business developments;

(iii)	as soon as available, but in any event no less than thirty (30) calendar days prior to the commencement of each new fiscal year, an annual budget and operating plans for such fiscal year (and as soon as available, subsequent revisions thereto) to be approved by the Board of Directors;

(iv)	as soon as available, but in any event no less than fifteen (15) calendar days following the close of such monthly financial period, monthly financial statements, and, with reasonable promptness, all such other information and data pertaining to the Company and its affairs as SAIF and GSHS may from time to time reasonably request; provided that the cost and expenses relating and incidental to preparation of such other information and data shall be borne by the Party requesting the same; and

(v)	such other notices, information and data with respect to the Company as the Company transmits to the holders of its capital stock at the same time it transmits such items to such holders.

(b)	The financial statements delivered pursuant to Sections 8.2(a)(ii) shall be accompanied by a certificate of the Company’s chief executive officer and chief financial officer stating that such statements have been prepared in accordance with generally accepted accounting principles consistently applied (except as noted) and fairly present the financial condition and results of operations of the Company at the date thereof and for the periods covered thereby.

(c)	The quarterly operating budget for the Company will be provided to the Board thirty (30) calendar days prior to the beginning of each of the Company’s quarters to which the budget relates for approval.

(d)	This Section, and all of the provisions herein, shall terminate upon the Company’s qualified IPO.

8.3

Material Changes and Litigation. The Company will promptly notify SAIF and GSHS of any material adverse change in the business, properties, assets or condition, financial or otherwise, of the Company, taken as a whole on a consolidated basis, and of any event or litigation or governmental proceeding or investigation pending or, to the reasonable knowledge of the Company, threatened against the Company, or against any officer, director, key employee or principal stockholder of the Company materially affecting, or that, if adversely determined, would materially adversely affect, the Company’s present or then proposed business, properties, assets or condition (financial or otherwise), and management’s proposed response thereto, taken as a whole on a consolidated basis.

SECTION IX

ARRANGEMENTS REGARDING TRANSFER

9.1	Closing.

Any Transfer shall be completed at the Company’s registered office or another agreed location, on the date specified for closing. At such time, the transferor(s) shall Transfer to the transferee(s) good and valid title to the Ownership Shares being transferred and shall deliver to the transferee(s) instruments of transfer, duly executed in blank for Transfer by the holders of record and other documents of title evidencing ownership of the Ownership Shares being Transferred. In addition, if the transferor(s) Transfers all but not less than all of the Ownership Shares held by such transferor(s) in the Company, such transferor(s) shall deliver to the Company all records, accounts and other documents in its possession belonging to the Company. If the transferor(s) Transfers its Ownership Shares such that upon the completion of such Transfer, the transferor(s) holds less than 5% of the Ownership Share capital of the Company on a fully diluted basis, the transferor(s) shall promptly deliver to the Company, the resignations and releases of its nominees on the Board, all such resignations to be effective no later than the time of delivery. Simultaneously, the transferee(s) shall pay to the transferor(s) the purchase price payable for the Equity Shares being Transferred in the manner reasonably requested by the transferor(s). The Company shall accordingly effect the recording of the Transfer of the Equity Shares in its books and records in accordance with all Applicable Laws.

SECTION X

REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties of the TV18 Group.

Each member of the TV18 Group hereby jointly and severally represents and warrants to and for the benefit of SAIF and GSHS that:

(a)	It has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b)	It has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	This Agreement has been duly and validly authorized, executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms;

(d)

It is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, judgment, decree or law that would be violated, contravened, breached by or under which default would occur or under which any payment or repayment would be accelerated as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement; and

(e)	No consents or approvals of or filings or registrations with any Governmental Authority are necessary, and no consents or approvals of or filings or registrations with any third party are necessary, in each case in connection with the execution and delivery by, and the consummation of, the transactions contemplated hereby except such consents or approvals that have already been obtained and filings or registrations that have already been made.

10.2	Representations and Warranties of SAIF.

SAIF hereby represents and warrants to and for the benefit of TV18, GSHS and the Company that:

(a)	It has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b)	It has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	This Agreement has been duly and validly authorized, executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms;

(d)	It is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, judgment, decree or law that would be violated, contravened, breached by or under which default would occur or under which any payment or repayment would be accelerated as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement; and

(e)	No consents or approvals of or filings or registrations with any Governmental Authority are necessary to the reasonable knowledge of SAIF, and no consents or approvals of or filings or registrations with any third party are necessary in connection with the execution and delivery by SAIF of this Agreement and the consummation by SAIF of the transactions contemplated hereby except such consents or approvals that have already been obtained and filings or registrations that have already been made or are required to be made pursuant to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby

10.2A	Representations and Warranties of GSHS.

GSHS hereby represents and warrants to and for the benefit of TV18, SAIF and the Company that:

(a)	It has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b)	It has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	This Agreement has been duly and validly authorized, executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms;

(d)	It is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, judgment, decree or law that would be violated, contravened, breached by or under which default would occur or under which any payment or repayment would be accelerated as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement; and

(e)	No consents or approvals of or filings or registrations with any Governmental Authority are necessary to the reasonable knowledge of GSHS, and no consents or approvals of or filings or registrations with any third party are necessary in connection with the execution and delivery by GSHS of this Agreement and the consummation by GSHS of the transactions contemplated hereby except such consents or approvals that have already been obtained and filings or registrations that have already been made or are required to be made pursuant to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby

10.3	Company’s Representations and Warranties.

The Company represents and warrants to and for the benefit of SAIF, GSHS and covenants with SAIF and GSHS, that during the term of this Agreement, except as specifically permitted herein, it shall not recognize any Transfer of Equity Shares by SAIF or GSHS or the TV18 Group or any other Shareholders if such Transfer occurs otherwise than in accordance with the terms and provisions of this Agreement and that no Transfer of Equity Shares shall be registered or noted on the Company’s books and records unless the Board (including SAIF’s nominee) is satisfied that such Transfer is being made in accordance with the terms and conditions of this Agreement.

10.4	Other Covenants.

The Parties covenant and agree as follows:

(a)	Amendment of Charter Documents. Promptly following the Effective Date, the Memorandum of Association and Articles of Association shall be amended and restated in conformity with this Agreement to reflect the rights and obligations of the Shareholders and in order to give effect to the terms hereof under Applicable Law, and all of the restrictions on the transferability of Equity Shares that are provided for in this Agreement shall, to the extent not prohibited by Applicable Law, be expressly restated in the Articles of Association of the Company. Prior to the amendment of the Articles of Association, the Shareholders will act in accordance with the provisions hereof and shall act as if such amendments to the Articles of Association had already become effective.

(aa)	The Parties agree that the Series B Preference Capital of the Company issued to SAIF II Mauritius Company Limited and Network18 Holdings Limited will be reorganized after the Closing Date as detailed in Schedule B. The Parties will ensure that the Board and shareholders of the Company pass the necessary resolutions at the Closing Date for filing an application with the Court in Cyprus for effecting the reorganization of its share capital.

(b)

Appointment of Statutory Auditor. The Directors nominated to the Board of Directors by SAIF and GSHS shall be entitled to propose a recommendation for statutory auditor to be appointed for the Company and Indian Co., and the other Shareholders agree that they will use their reasonable efforts to cause the Directors nominated by them to vote in favor of the statutory auditor so nominated. The Shareholders further agree that they will vote in favor of such recommendation by the Board of Directors at the meeting of the Shareholders at which such recommendation is considered. TV18 Group agrees that it will cause the Indian Co. to appoint the statutory auditor nominated by SAIF and GSHS. The statutory auditor shall be one of the big four accounting firms or their local affiliate. In the event and at any time that the Company or the Indian Co. fails to maintain one of the big four accounting firms as its statutory auditor, SAIF may, at its sole discretion, by notice to the Company, suspend its respective rights and obligation under this Agreement and shall have the right to provide a notice of termination to the Company, such termination to become effective on the date specified in the notice of termination (which date shall not be earlier than the sixtieth (60th) day immediately following the date of receipt of such notice).

(c)	Legal Counsel. The Director nominated to the Board of Directors by SAIF and GSHS shall be entitled to propose a recommendation for the Company counsel to be appointed for the Company and Indian Co. and the other Shareholders agree that they will use their best efforts to cause the appointment of the counsel nominated by SAIF and GSHS. TV18 Group agrees that it will cause the Indian Co. to appoint the legal counsel nominated by SAIF and GSHS.

(d)	Transactions with the Company. No Shareholder shall engage in any transaction with the Company that is less favourable to the Company than the terms that would be available to the Company in a comparable transaction which is conducted on the basis of arm’s-length dealings with a third party.

(e)	Chief Executive Officer. The Chief Executive Officer shall be a Person approved by SAIF. No Person may be appointed a Chief Executive Officer unless such Person is approved by SAIF. The right of GSHS to approve the CEO is as set out in Annexure A-1.

10.5	Survival of Representations.

All of the representations, warranties and covenants made in this Agreement shall survive and continue to be in effect after the execution of this Agreement and shall be deemed to be continuing and in full force and effect.

SECTION XI

INDEMNIFICATION; CONFIDENTIALITY

11.1	Indemnification.

Each Shareholder agrees to indemnify, defend and hold harmless each of the Company, the other Shareholder(s), and their respective Affiliates, lawful successors and assigns from and against any and all losses, liabilities, claims, damages, costs and expenses (including reasonable legal fees and disbursements in connection therewith and interest chargeable thereon) asserted against or incurred by the Company or such other Shareholder(s) that arise out of, result from, or may be payable by virtue of, any breach or non-performance of any representation, warranty, covenant or agreement made or obligation to be performed by the indemnifying Shareholder pursuant to this Agreement; provided, however, that the indemnifying Shareholder shall not be liable (whether in contract, tort, misrepresentation, warranty, negligence, strict liability or otherwise) for any special, indirect, incidental or consequential damages arising out of or in connection with this Agreement, or any performance, non-performance or breach hereof. Without limiting the generality of the foregoing, each member of the TV18 Group hereby acknowledges, agrees and confirms to SAIF and GSHS that if SAIF or GSHS exercise or attempt to exercise any of their rights contained in this Section 11.1, SAIF and GSHS shall be under no obligation whatsoever of first taking recourse against any member of the TV18 Group which holds shares of the Company, and that SAIF and GSHS shall be entitled to seek remedies and take recourse against any member of the TV18 Group wherever situated.

11.2	Confidentiality.

Any communications between the Parties, the terms and conditions of this Agreement, SAIF Subscription Agreement, the Subscription Agreement and any other documents contemplated hereby, the transactions contemplated hereunder and there under, and any other information and other material supplied to or received by a Party from any other Party which is either marked “Confidential” or is by its nature intended to be exclusively for the knowledge of the recipient alone and any information concerning the business of the Company, or the business, transactions, operations or financial arrangements of the disclosing Party or of any Person with whom any of them has a confidential relationship (together, the “Confidential Information”), shall not be disclosed by the recipient to any third Persons (other than to the recipient’s Affiliates or their officers, employees and advisers on a need to know basis) unless or until:

(a)	such information is received from a third Person without any condition of confidentiality; or

(b)	the recipient is compelled to disclose such information by any governmental authority or pursuant to Applicable Law; or

(c)	the recipient can reasonably demonstrate that the information is available in the public domain, whereupon, to the extent that it is public, this obligation shall cease; or

(d)	it is required to be furnished to the bankers of or investors or potential bankers or investors in the Company and in such case such disclosure shall only be made in confidence and the recipient shall procure that each such Person to whom disclosure is made shall before such disclosure give an undertaking on the same terms as this Section 11.2.

11.3	Public Announcement. No Party shall issue or cause the publication of, any press release or other announcement or public communication concerning the transactions contemplated by this Agreement or the Subscription Agreement, except (a) with the prior written approval of the other Parties, which written approval shall not be unreasonably withheld (following provision and review of the draft announcement or communication) or (b) when required by Applicable Law, after notification (of not less than five (5) Business Days prior to such press release, announcement or communication unless otherwise required by any governmental authority) to the other Parties, and then only to the extent required by Applicable Law.

SECTION XII

MISCELLANEOUS

12.1	Arbitration.

(a)	The Parties agree that in the event of any disputes, differences, controversies and questions directly or indirectly arising at any time under, out of, in connection with or in relation to this Agreement (or the subject matter of this Agreement) including, without limitation, all disputes, differences, controversies and questions relating to the validity, interpretation, construction, performance and enforcement of any provision of this Agreement (“Dispute”), the Parties shall attempt to resolve the Dispute through good faith consultation and such consultation shall begin promptly after one Party has given to the other Parties a written request for such consultation.

(b)	In the event of such measures at consultation not resulting in a resolution of such Dispute, then within a period of thirty (30) calendar days of the same being referred to consultation any Party may refer such Dispute to final and binding arbitration. Such arbitration shall be governed by the laws of UK and shall be held in London. All proceedings of such arbitration shall be in the English language. Courts located in London shall be vested with exclusive jurisdiction with respect to matters ancillary to the arbitral process, including, in particular, proceedings to compel or otherwise in support of the arbitral process and the Parties expressly submit to the jurisdiction of such courts. The rules of the International Chamber of Commerce, Paris shall govern procedural matters relating to the arbitration.

(c)	The Parties agree that the arbitral panel shall comprise of a panel of three arbitrators, one arbitrator to be appointed by the Party or Parties bringing the claim, one arbitrator to be appointed by the respondents named, and the third arbitrator to be appointed by the first two arbitrators, all in accordance with the laws of UK. In the event that any appointments are not made as specified herein within 14 (fourteen) calendar days of notification by either party of a Dispute, such appointments shall be made in accordance with the laws of UK.

(d)	Arbitration awards rendered shall be final and binding and shall not be subject to any form of appeal. The losing party(ies), as determined by the arbitrators, shall pay all reasonable out-of-pocket expenses (including, without limitation, reasonable attorneys’ fees) incurred by the prevailing party(ies), as determined by the arbitrators, in connection with any Dispute unless the arbitrators direct otherwise.

12.2	Application of this Agreement.

The terms of this Agreement shall apply mutatis mutandis to any Equity Shares:

(a)	resulting from any conversion, reclassification, redesignation, subdivision or consolidation or other change of the Equity Shares of the Company; and

(b)	of the Company or any successor body corporate which may be received by the Shareholders as a result of any merger, amalgamation, arrangement or other reorganization of or including the Company; and prior to any such action being taken, the Parties shall give due consideration to any changes which may be required to this Agreement in order to give effect to the intent of this Section.

12.3	Conflict with Memorandum of Association and Articles of Association.

If there is any ambiguity, inconsistency or conflict between the provisions of the Company’s Memorandum of Association and Articles of Association (as amended in accordance with the terms hereof through the date when such ambiguity, conflict or inconsistency arises or is deemed to arise) and this Agreement, such ambiguity, inconsistency or conflict shall be resolved by giving precedence to the provisions of the Memorandum of Association and Articles of Association over this Agreement and the Parties promptly shall take all such actions and steps as are necessary to amend the Memorandum of Association and Articles of Association of the Company to eliminate such inconsistency or conflicting provision or term from the Memorandum of Association and Articles of Association and to replace it with a provision or term that is consistent with the provisions of this Agreement. In the meantime, while any such amendments to the articles are pending, no Party hereto shall seek to enforce the provision of the articles that is being amended so as to avoid inconsistency with the provisions hereof.

12.4	Further Assurances.

(a)	The Parties shall, with reasonable diligence, do all such acts and things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions.

(b)	In case any of the obligations undertaken by the Company hereunder are not enforceable against the Company under Applicable Law, the Shareholders undertake to take such action in their capacity as shareholders of the Company to ensure that the Company, in fact, acts in accordance with this Agreement.

12.5	Benefit of the Agreement.

This Agreement shall ensure to the benefit of and be binding upon successors and permitted assigns of the Parties hereto.

12.6	Entire Agreement.

(a)	This Agreement, together with the Subscription Agreement, any other ancillary agreement executed pursuant hereto or thereto and any deeds of adherence executed pursuant to this Agreement, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and cancels and supersedes any prior understandings and agreements between the Parties with respect to such subject matter. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties as to the transactions set forth herein other than those expressly set forth in this Agreement, the Subscription Agreement and any other ancillary agreement executed pursuant hereto or thereto.

(b)	The Parties agree that the Shareholders Agreement dated 17th May 2006, amongst SAIF, Television Eighteen India Limited, TV18 Holdings Limited and 18 Holdings Limited including the First Amendment Agreement thereto dated 2nd July 2008 and Second Amendment Agreement dated 11 August 2008 shall be terminated as on the Closing Date.

12.7	Amendments and Waivers.

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the Parties. To the extent any such modification or amendment requires a corresponding modification or amendment to the Articles of Association; the Parties shall use their reasonable efforts in good faith to cause all such modifications or amendments to the Articles of Association. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

12.8	Assignment.

This Agreement and the rights, obligations and duties hereunder shall inure to the benefit of the Parties hereto and to their respective successors and permitted assigns. Notwithstanding anything contained herein, no Party hereto shall assign this Agreement or any rights and obligations hereunder to any Person without the prior written consent of the other Parties hereto.

12.9	Termination.

(a)	This Agreement shall terminate upon:

(i)	The written agreement of the Parties; or

(ii)	The dissolution, liquidation or winding up of the Company;

(iii)	Except as provided in Section 12.9(b), the rights and obligations of a Shareholder hereunder automatically shall terminate from and as of the time such Shareholder, directly or indirectly, no longer owns or holds any Shares. Provided further in addition to specifically provided in each Section the rights of any Party under Section III, Section IV and Section V shall terminate automatically from and as of the time (X) in the case of the TV18 Group, the TV18 Group and the employees of the Company own or hold in the aggregate less than 10% of the total issued and paid up Equity Share capital of the Company on a fully diluted basis and (Y) in the case of SAIF, SAIF owns or holds less than 5% of the total issued and paid up Equity Share capital of the Company on a fully diluted basis (Z) in the case of GSHS, GSHS owns or holds less than 5% of the total issued and paid up Equity Share capital of the Company on a fully diluted basis.

(iv)	Any breach by any of the Parties (other than the Company) (the “Defaulting Party”) of any of their representations and warranties, undertakings, obligations and/or covenants in this Agreement or a default in compliance with the terms and conditions of this Agreement which, if curable, is not cured within 45 calendar days of notice thereof being given to the Defaulting Party by the non-defaulting Party (“Non-Defaulting Party”).

(b)	The termination of this Agreement shall not discharge, affect or otherwise modify the rights and obligations of the Parties established or incurred prior to such termination. Notwithstanding anything to the contrary, the provisions in this Agreement relating to Indemnification, Confidentiality; Arbitration; Notices; Governing Law and other representations, warranties, covenants and obligations which by their nature are intended to survive shall survive the termination of this Agreement.

12.10	Severability.

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part of such provision and the remaining part of such provision and all other provisions of this Agreement shall continue to be in full force and effect.

12.11	Specific Performance.

Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, without proving damages, in addition to any other remedy to which they may be entitled.

12.12	No Partnership; No Third Party Rights.

(a)	The Parties hereto agree that nothing in this Agreement shall be deemed to create a partnership, agency or any other relationship between them, except as otherwise expressly stated herein.

(b)	Nothing herein expressed or implied is intended, nor shall it be construed, to confer upon or give to any third party any rights or remedies under or by reason of this Agreement.

12.13	Rights of Inspection and Audit.

SAIF and GSHS shall have reasonable access upon the provision of prior written notice of at least 5 calendar days, to examine, inspect and audit, at its own expense, the books, records and accounts of the Company and Indian Co. during normal business hours.

12.14	Notices

Any notice or other communication from any party hereto to the other parties shall be made in writing in the English language and shall be delivered by hand or sent by a nationally or internationally recognized courier to the address of the party set forth below or sent by facsimile to the facsimile number of the party set forth below and shall be marked for the attention of the person therein referred to. All notices and communications shall be deemed received upon: (a) actual receipt thereof by the addressee; (b) actual delivery thereof to the appropriate address; or (c) in the case of a facsimile transmission, upon transmission thereof by the sender and the issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the notice have been transmitted without error:

1.	If to SAIF, to:

Mr. Ravi Adusumalli

SAIF II Mauritius Company Limited

12665 Star Ridge Court,

Saratoga, CA 95070, U.S.A.

Telephone No.: 650 319 2763

e-Facsimile No.: 415 276 3185

Attention: Mr. Ravi Adusumalli

Copy to:

SAIF Advisors Ltd.

Suites 2115-2118,

Two Pacific Place

88 Queensway, Hong Kong

Attention: Mr. Brandon Lin

Telephone No: 852 2918 2206

Facsimile No: 852 2234 9116

Attention: Mr. Jason So

Telephone No.: 852 2918 2205

Facsimile No.: 852 2234 9116

2.	If to Network18 Holdings or any member of the TV18 Group;

Citco Trustees (Cayman) Limited

Regatta Office Park, West Bay Road

P.O. Box 31106, Grand Cayman KY1-1205

Cayman Islands

Telephone No: (345) 949 3977

Facsimile No: (345) 945 7566

3.	If to GSHS; and

GS Gangseo Tower

10, Mullae-Dong 6-Ga

Youngdungpo-Gu, Seoul, 150-096

Telephone No.: 822 2007 4133

Facsimile No.: 822 2007 0272

4.	If to the Company, to:

TV18 HSN Holdings Limited

Themistokli Dervi

48 Centennial Building

Flat/Office 701, P.C. 1066

Nicosia, Cyprus

Telephone No: +357 22 361 611

Facsimile No: +357 22 361 650

Any party hereto may change the foregoing address and telephone and facsimile numbers upon notice to the other parties in accordance with this Section 12.14.

12.15	Governing Law.

This Agreement shall be governed and interpreted by and construed in accordance with the laws of the Cyprus, without giving effect to the principles of conflict of laws thereunder.

12.16	U.S. Tax Matters.

(a)	The Company will comply with all record-keeping, reporting, and other requests necessary for the Company to comply with any applicable U.S. tax law or to allow any direct or indirect Shareholder to avail itself of any provision of U.S. tax law. The Company will also provide any direct or indirect Shareholder with any information requested by such direct or indirect Shareholder to allow such Shareholder to comply with U.S. tax law or to avail itself of any provision of U.S. tax law.

(b)	The Company acknowledges that certain investors may be, or may be comprised of investors that are, U.S. persons and that the U.S. income tax consequences to those persons of the investment in the Company will be significantly affected by whether the Company and/or any of the entities in which it owns an equity interest at any time is (i) a “passive foreign investment company” (within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended) (a “PFIC”) or (ii) classified as a partnership or a branch for U.S. federal income tax purposes.

(c)

The Company shall determine annually, with respect to its taxable year (i) whether the Company and each of the entities in which the Company owns or proposes to acquire an equity interest (directly or indirectly) is or may become a PFIC (including whether any exception to PFIC status may apply) or is or may be classified as a partnership or branch for U.S. federal income tax purposes, and (ii) to provide such information as any direct or indirect Shareholder may request to permit such direct or indirect Shareholder to elect to treat the Company and/or any such entity as a “qualified electing fund” (within the meaning of Section 1295 of the U.S. Internal Revenue Code of 1986, as amended) for U.S. federal income tax purposes. The Company shall also obtain and provide reasonably promptly upon request any and all other information deemed necessary by the direct or indirect Shareholder to comply with the provisions of this agreement, including English translations of any information requested.

(d)	The Company shall if requested by SAIF or any other direct or indirect U.S. Shareholder, cooperate in determining whether it would be desirable, reasonable and appropriate for the Company and/or any such entity to elect to be classified as a partnership or branch for U.S. federal income tax purposes and, if so, to take all reasonable steps to cause any such elections to be made.

(e)	The Company shall provide to the direct or indirect U.S. Shareholder within 45 calendar days following the end of the Company’s taxable year a complete and accurate “PFIC Annual Information Statement”, in the form of Exhibit A attached to this Agreement, as applicable, for the Company and for each entity in which the Company owns an equity interest at any time during such year.

12.17	Counterparts.

This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

12.18	Other Activities of the Company.

Without the prior consent of SAIF, neither Network18 nor any member of the TV18 Group shall directly or indirectly invest in, acquire, engage in, solicit business for, assist or otherwise cooperate with any Person (other than the Company and the Company’s Subsidiaries) that directly or indirectly is engaged (or engages) in any business that competes or that reasonably would compete with the business of the Company or any of the Company’s Subsidiaries.

12.19	Separate Rights.

Notwithstanding anything to the contrary in this Agreement, it is hereby clarified that the rights of SAIF under this Agreement are independent of the rights of GSHS and/or TV18 Group and vice versa and SAIF shall be entitled to exercise its respective rights individually. The obligations of each Party to this Agreement, including, without limitation, the Company, GSHS and the TV18 Group, towards SAIF hereunder shall not be affected by non exercise of rights or breach of obligations under this Agreement by such Party.

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized representatives to execute this Agreement on the day and year first hereinabove written.

Witnessed by:	/s/ Anita Chan	SAIF II MAURITIUS COMPANY LIMITED

Name:	ANITA CHAN	By:	/s/ Andrew Y. Yan
Address:		Name:	ANDREW Y. YAN
		Title:	AUTHORIZED SIGNATORY

TV18 HSN HOLDINGS LIMITED

Name:	/s/ Kshipra Jatana	By:	/s/ Raghav Bahl
Address:		Name:	Raghav Bahl
		Title:	Director

GS HOME SHOPPING INC.

Name:	/s/ DongSung Lim	By:	/s/ Gi-Ho Kim
Address:		Name:	Gi-Ho Kim
		Title:	Senior Vice President

NETWORK 18 HOLDINGS LIMITED

Name:	/s/ Sarbvir Singh	By:	/s/ Raghav Bahl
		Name:	Raghav Bahl
Address:		Title:	Director

Name:

APPENDIX A

Attached Separately

Appendix A – Shareholding Pattern

After Investment by GSHS & Network18 and reorganization of Series B Preference Capital held by SAIF II Mauritius Company Limited and Network18 Holdings Limited

Shareholder	Instrument	Conversion	Amount (USD)	Number of shares	Price Per Share (USD)	Fully Diluted Stake	Face Value (USD)
Network 18	Equity	—	13,782,234	46,308,665*	0.2976	51.29%	USD 0.04
	Preference A	1:1	1,000	2,500	0.4000	0.00%	USD 0.04
HSN ESOP Trust	Equity	—	—	2,733,482**	—	3.03%	USD 0.04
SAIF	Preference A	1:1	20,893,587	27,697,528***	0.7543	30.68%	USD 0.04
GSHS	Preference G	1:1	18,529,160	13,542,728	1.3682	15.00%	USD 0.04

*	includes 2,046,464 equity shares pending allotment to Network18 Holdings Limited
**	reserved for TV18 HSN ESOP Trust
***	includes 730,682 Series A Preference Shares to be allotted to SAIF II Mauritius Company Limited at par value

SCHEDULE A

VETO MATTERS

(i)	Any amendment to the Memorandum of Association and Articles of Association and the organization or charter documents of the Company that alters or changes the voting or other powers, preferences or other special rights of SAIF or the commencement of any business other than the business of Company;

(ii)	Any increase, reduction, sub-division, reorganization, reclassification of the authorized, issued, or paid up share capital of the Company; or any issuance, grant, repurchase or cancellation of any shares or other securities of the Company or any change in rights attached to any class of shares or conversion of any security into, any share capital of the Company or transfer of equity interests in the Company to any third parties and the terms and conditions of any of the foregoing;

(iii)	Any transaction or a series of transactions which would entail the sale, lease, transfer, disposal or encumbrance of 5% (five percent) or more of the Company’s assets or property including intellectual property rights of the Company in any financial year; provided that aforesaid threshold of 5% shall not be applicable in the case of intellectual property rights;

(iv)	Any merger, acquisition, consolidation, reorganization, amalgamation or other business combination involving the Company, investment decisions (except for any decisions relating to any investments of surplus cash (over and above the amounts required under the annual budget) in government securities and mutual funds) including creation of any subsidiary or other controlled entity and any action for winding up or liquidation of the Company or for the appointment of a receiver or liquidator;

(v)	Incurrence of or early repayment of indebtedness of the Company in excess of a sum of USD 500,000 excluding accounts payable in respect of the first financial year following the execution hereof; provided that the aforesaid limit of shall be increased by 75% for each financial year thereafter;

(vi)	Capital expenditure or the liquidation of any investment in other entities of an aggregate value in excess of an amount of USD 500,000 in any financial year in any quarter, unless specifically provided for in the annual budget for the period in which such transaction is to take place;

(vii)	Any change in the structure of the Board;

(viii)	Any agreement with a related party;

(ix)	Approval or amendment to the annual budget and the annual accounts of the Company;

(x)	Appointment, changes or removal of chief executive officer, chief operating officer and the chief financial officer of the Company or adoption or amendment of their employment contracts with the Company;

(xi)	The entering into, variation or termination of any agreement material to the business of the Company or outside the ordinary scope of business of the Company;

(xii)	Any change in the statutory auditors of the Company (if the statutory auditor is a company other than a member of the Big Four Firms as is defined in the Subscription Agreement;

(xiii)	Any determination by the Board of the fair market value of any securities or assets of any Person, except the Fair Market Value to determine for Section 5.5(b); and

(xiv)	Any commitment or agreement or delegation of powers to do any of the foregoing.

SCHEDULE A-1

GSHS - VETO MATTERS

(i)	The entering into, variation or termination of any agreement material to the business of the Company or outside the ordinary scope of business of the Company;

(ii)	Incurrence of or early repayment of indebtedness of the Company in excess of the USD 500,000 of the Company;

(iii)	Any merger, consolidation, reorganization, amalgamation or other business combination involving the Company;

(iv)	Any transaction or a series of transactions which would entail the sale, lease, transfer, disposal or encumbrance of USD 500,000 or more of the Company’s assets or property including intellectual property rights of the Company in any financial year, except where it is done in the normal course of business; provided that aforesaid threshold of USD 500,000 shall not be applicable in the case of intellectual property rights;

(v)	Capital expenditure or the liquidation of any investment in other entities of an aggregate value in excess of an amount of USD 500,000 in any financial year in any quarter, unless specifically provided for in the annual budget for the period in which such transaction is to take place;

(vi)	Liquidation or winding up the Company;

(vii)	Any agreement with a Shareholder and, or Director of the Company and, or its Affiliates;

(viii)	Any amendment to the Memorandum of Association and Articles of Association and the organization or charter documents of the Company that alters or changes the voting or other powers, preferences or other special rights of GSHS or the commencement of any business other than the business of Company;

(ix)	Any issuance of fresh Ownership Shares in the Company to a Strategic Investor;

(x)	Agreeing or contracting to do any of the foregoing.

(xi)	For appointment of Chief Executive Officer, where the Company shall recommend atleast two short listed candidates and GSHS will be required to approve one of such candidates;

(xii)	Any change in the statutory auditors of the Company and Indian Co. provided the statutory auditor is a company other than a member of the Big Four Firms as is defined in the Subscription Agreement;

SCHEDULE B

	Existing Series B		Series A		Ordinary Shares
Details	No	Nominal Value (USD)	No	Nominal Value (USD)	No	Nominal Value (USD)
Network 18 Holdings Limited	15,625,000	625,000	—	—	4,385,264	175,411
SAIF II Mauritius Company Limited	50,000,000	2,000,000	14,032,846	561,314
Reserve						1,888,276

TOTAL		2,625,000		561,314		175,411

EXHIBIT A

PFIC ANNUAL INFORMATION STATEMENT

PFIC Annual Information Statement pursuant to U.S. Treasury Regulation § 1.1295-1(g).

                                                                                    (the “Company”) hereby represents that:

1.	This PFIC Annual Information Statement applies to the Company’s taxable year beginning on and ending on .

2.	The pro rata shares of the Company’s ordinary earnings and net capital gain attributable to the U.S. Shareholder (directly or indirectly through any other entity that holds the investment in the Company) for the taxable year specified in paragraph (1) are:

Ordinary Earnings:              USD

Net Capital Gains:               USD

3.	The amount of cash and the fair market value of other property distributed or deemed distributed by the Company to the U.S. Shareholder during the taxable year specified in paragraph (1) are as follows:

Cash: USD

Fair Market Value of Property: USD

4.	The Company will permit the U.S. Shareholder to inspect and copy the Company’s permanent books of account, records, and such other documents as may be maintained by the Company that are necessary to establish that the Company’s ordinary earnings and net capital gain are computed in accordance with US Federal income tax principles, and to verify these amounts and the U.S. Shareholders direct or indirect pro rata shares thereof.

[Must be signed by an authorized representative of the Company]

By:
Title:
Date:

Exhibit 10.4

[One Hundred Rupees India Non Judicial stamp]

MASTER SERVICE AGREEMENT

THIS AGREEMENT IS MADE AT NOIDA ON THIS 20th DAY OF DECEMBER 2010

BY AND BETWEEN

TV18 Home Shopping Network Limited, a Company incorporated under the Companies Act, 1956 having their registered office at 503,504 & 507, 5th Floor, Mercantile House, 15, Kasturba Gandhi Marg, New Delhi—110 001 and Corporate Office at_7th Floor, FC-24, Sector 16A, Film City, Noida—201 301 and represented by its Director, Mr. Raman Gulati (hereinafter referred to as “HS18”, which expression shall, unless it be repugnant to the subject or content thereof include its successors and permitted assigns) of the FIRST PART

AND

iEnergizer IT Services Private Limited, a company incorporated under the Companies Act 1956 and having its registered office at B44 Malcha Marg, Chankya Puri, New Delhi India and corporate office at A-37 Sector 60, Noida and represented by its Managing Director, Mr. Adarsh Kumar (hereinafter referred as “iEnergizer” which expression shall, unless it be repugnant to the subject or content thereof include its successors and permitted assigns) of the OTHER PART

(herein after collectively referred to as “Parties” and individually as “Party”)

WHEREAS

HS18 is a company carrying on business of providing a marketing & distribution platform for showcasing products and services to viewers/visitors through various mediums i.e. television, internet, direct marketing, catalogue, etc.

iEnergizer is a Business Process Outsourcing company, engaged in providing IT enabled services, including but not limited to Data processing and provides inbound and outbound calling services to its various clients.

HS18 is interested in non-exclusively availing certain services offered by iEnergizer. HS18 intends to utilize Inbound/Outbound Teleservices/Web-based Services in India.

iEnergizer has offered the above mentioned services (hereinafter referred to as “the Services”) from its operational center in Noida. Based on such representation by iEnergizer that it will provide high quality standards for its services, HS18 has agreed to take the services of iEnergizer.

It is considered expedient by both “iEnergizer” as well as “HS18” that the terms and conditions for the engagement of “iEnergizer” by “HS18” should be reduced in writing and embodied in this agreement.

NOW THEREFORE, THIS AGREEMENT WITNESSETH, AND THE PARTIES AGREE TO AS FOLLOWS:

Article 1

The Services

1.1	This Agreement sets forth the only terms and conditions under which HS18 shall purchase from iEnergizer the services as set forth in Statement of Work (“SOW”), unless an appropriate Addendum to this Agreement is executed in writing, by both parties in keeping with the terms contained herein. The terms and conditions of this Agreement shall apply to all HS18 SOWs that HS18 may issue for the purchase of Services from time to time.

1.2	In pursuance of the services, HS18 shall from time to time issue to iEnergizer SOW for purchase of specific services.

1.3	iEnergizer shall comply with the instructions provided by HS18 from time to time relating to the performance of the Service, duties, and obligations under this Agreement. The Services rendered by iEnergizer shall be subject to regular review by HS18 and its decision as to the quality thereof shall be final and absolute.

1.4	iEnergizer and all persons engaged by iEnergizer shall abide by the rules of HS18 relating to security rules, guidelines, policies & procedures, throughout the entire period of performance of the services.

1.5	iEnergizer agrees that before deployment of any person by Second Party to perform the Services of HS18, iEnergizer shall ensure that such person/(s) shall abide by applicable security rules, guidelines, policies & procedures of HS18. All hiring, and reassigning of employees, will be undertaken as per mutual agreements from time to time or as defined in individual SOWs.

Article 2

Fees

2.1.	In consideration of the Services of First Party, iEnergizer shall raise an invoice for the Services carried out as per the details enumerated in SOWs at the end of every calendar month with the approved monthly HS18 Timesheet by the appropriate authority. HS18 shall pay to iEnergizer in respect of Services rendered as per SOWs and on such fees and charges as enumerated in it. The Fee shall be inclusive of all expenses, charges and retroactive adjustments, as per the agreed Schedule of Charges, which may be incurred by iEnergizer during and with regard to the rendering of the Services.

2.2.	iEnergizer hereby undertakes that it shall not claim any additional cost or expenses from HS18 other than those stated in SOWs.

2.3.	iEnergizer shall raise its invoices as per the details enumerated in SOWs.

2.4.	The payment of the invoice shall be made by HS18 within 30 days from the date of receipt of the final invoice by HS18.

2.5.	In case of any discrepancy in the invoice, HS18 shall within 10 days of receipt of such invoice give notice in writing to iEnergizer of its reservations/discrepancy thereon to enable iEnergizer to provide the clarification of the same or to remove such error. In case iEnergizer is not able to give a satisfactory reply to HS18 or remove any such error within 15 days thereafter, HS18 shall have the unilateral right to withhold the invoice payment to iEnergizer or deduct the corresponding amount from such invoice. The Parties shall endeavor to amicably resolve any such dispute through mediation. In the event that the amount invoiced by iEnergizer and disputed by HS18 is found not to be payable by HS18 to iEnergizer on resolution of dispute, iEnergizer would reissue the invoice with agreed amount only or cancel the said invoice, or arrange a Credit Note of the value of the mutually agreed adjustment. However the undisputed amount will be paid on time to avoid any disruption

2.6.	The Payments made by HS18 to iEnergizer as per this agreement shall be made subject to deduction of withholding of all applicable taxes, for the time being in force.

Article 3

Representations and Warranties of the Service Provider

3.1	iEnergizer represents and undertakes that:

(a)	It has full power and authority to enter into this Agreement and perform the Services and it has the necessary infrastructure to duly perform the Services under this Agreement.

(b)	It shall perform all the Services as per the SOWs from their offices, presently situated in Noida.

(c)	It shall render the Services and perform its obligations and duties under this Agreement accurately and in accordance with instructions, specifications, procedures, standards, guidelines, timeframe, if any as are issued from time to time, by HS18 for the performance of the Services to the satisfaction of HS18.

(d)	It shall provide at its own cost all necessary infrastructures in terms of office space and basic hardware including necessary communications equipment, and IT support resources, to provide the services.

(e)	It shall be responsible for its corporate and personnel taxes if any, and shall indemnify and hold harmless HS18 for any liability in this connection.

(f)	iEnergizer shall be responsible for ensuring that all persons engaged by iEnergizer to provide services to HS18 shall abide by the applicable security rules, guidelines, policies & procedures of HS18 and also maintain quality standards of services at all times during the performance of the services.

(g)	iEnergizer shall provide necessary support at its own cost for regular upkeep and maintenance of all IT, Telephony and other equipment, earmarked for delivery of services covered under this MSA.

(h)	Further it shall provide IT uptime as agreed under the SLAs, along with necessary recompense as mutually agreed, for loss of Services directly attributable to IT downtime / due to infrastructure within iEnergizer’s control. For this purpose both parties shall agree the boundaries of control both for IT connectivity as well as for Telephony.

(i)	iEnergizer shall provide necessary reports at an agreed interval to HS18 in support of its IT uptime performance.

(j)	iEnergizer shall provide reports pertaining to the efficiency and Quality of performance of all services delivered for all SoWs covered under this MSA, as delineated in each SOW respectively.

(k)	iEnergizer agrees to permit HS18 to conduct periodic Process Reviews of its services delivered from iEnergizer’s premises from time to time. iEnergizer agrees to provide necessary access to only relevant data and files associated with the delivery of HS18 Services, or created in the process of delivery of such Services covered under this Agreement. iEnergizer agrees to ensure necessary actions / corrections are implemented, within agreed timelines of being intimated of any Process deviation identified and shared in writing, during such Review.

3.2	iEnergizer shall ensure to strictly comply with the understanding between the parties during the tenure of this agreement and to ensure that all statutory / regulatory / judicial compliance(s) are met as per the laws of the land.

3.3	iEnergizer acknowledges that all customer data generated clue to Services shall be the property of the HS18. All Intellectual Property Rights in or to the customer data shall vest in HS18 unconditionally and immediately upon their creation.

Article 4

Independent Contractor and Employees of the Service Provider

4.1.	Nothing herein shall be deemed to create any partnership, joint venture between HS18 and iEnergizer or their representatives and employees and nothing herein shall be deemed to confer on any party any authority to incur any obligation or liability on behalf of the other party. iEnergizer is an independent contractor and not an employee or authorised representative of HS18. iEnergizer undertakes that it shall not represent itself as an associate or agent of HS18 to any person, in any manner and shall not undertake any obligation or liability in the name of or on behalf of HS18.

4.2.	Nothing in this agreement shall by implication or expression be taken to mean or imply that any of the persons employed, engaged by iEnergizer for rendering the Services, are the employees of HS18 or engaged by HS18.

4.3.	All employees, workers, consultants and the like engaged by iEnergizer to render the Services to HS18 shall be in the sole employment of iEnergizer and iEnergizer shall be solely responsible for their salaries, wages, remunerations and/ or, any other statutory or other payments and the like. Under no circumstances shall HS18 be liable for any payment or claim or compensation (including but not limited to compensation on account of injury, death, termination) of any nature to such employees, workers, and consultants at any point of time during the currency of this Agreement or even after its termination.

4.4.	iEnergizer undertakes that it shall fulfill and comply with all the requirements of statutory provision including Minimum Wages Act, Payment of Wages Act, Contract Labour (Regulation & Abolition) Act and other laws and contractual obligations applicable to it in respect of the employees, workers, consultants and the like engaged by iEnergizer for providing the Services to HS18 or otherwise at his own risk and cost and HS18 shall not be liable for the same in any manner whatsoever. iEnergizer agrees that each month when invoice for services are raised it shall certify that it has abided by all applicable labour and other laws relevant to the provision of such services and in this regard iEnergizer shall provide photocopies of fulfillment of all statutory obligations to HS18.

4.5.	In the event HS18 notifies iEnergizer that it is not satisfied with any of the persons, employees, workers, consultants and the like, engaged by iEnergizer for providing the Services to HS18, or if HS18 has reason to believe that a person/s engaged by iEnergizer to provide services to HS18 are not abiding by the applicable HS18 security rules, guidelines, policies & procedures, then iEnergizer shall immediately replace such person/s to the satisfaction of HS18. iEnergizer undertakes to keep and hold HS18 harmless and indemnified in this regard in all respects.

4.6.	iEnergizer shall maintain all requisite records, registers, account books etc. which are obligatory under any applicable law in connection with the Services being rendered to HS18 and shall provide such information as may be required under any law to any authority.

4.7.	Neither party shall employ or offer to employ any employee of the other party during the Term of this Agreement and six months thereafter, provided such employee was assigned an assignment as part of the services rendered under this Agreement.

4.8.	iE shall ensure access to floors used for delivering services covered under this MSA are access controlled and access is limited to personnel officially and directly associated with the delivery of services agreed under this MSA. No un-authorised access will be allowed to these floor/s.

Article 5

Confidentiality

5.1	iEnergizer shall keep strictly confidential all information and details including but not limited to accounts, business plans, quarterly analysis reports, data, details, Customer database, manuals and all other documents disclosed to iEnergizer or which comes into the knowledge of iEnergizer under this agreement, or which iEnergizer shall become privy to, in the process of delivering any service covered under this Agreement. iEnergizer will cause all employees appointed by it to carry out the purpose of this agreement to execute appropriate confidentiality agreements to protect the rights of HS18 and HS18’s Customer database.

iEnergizer shall promptly notify HS18 of any unauthorized use and take all appropriate steps that are necessary to recover the confidential information of HS18 and to prevent subsequent unauthorized use or dissemination of the Confidential information including availing of action seizure and injunctive relief.

iEnergizer shall not copy the information, data including Customer data, etc., without HS18’s prior written approval. iEnergizer will not translate, modify, adapt, de-compile, disassemble the information, data, etc., except as specifically agreed to by HS18. Where such permission is granted, iEnergizer agrees to use the permitted data solely for the purpose and time, for which it is originally requested.

5.2	iEnergizer also agrees that it shall not, without HS18’s prior written consent, disclose or allow to be disclosed such confidential information to any one, except to its relevant officers and employees and then only to such extent as may be necessary for the performance of iEnergizer’s obligations under this Agreement. In this regard, iEnergizer shall execute back to back confidentiality agreements with such employees and relevant officers. iEnergizer shall not, implicitly or explicitly, disclose any information, including, but not limited to, details of its services for HS18 to any person, entity or group, for any purpose. This shall cover any and all references to the Brand HomeShop18 or any representative manifestation of its services for, or its relationship with HS18, in any of iEnergizers publicity or Sales materials both print and electronic.

5.3	iEnergizer agrees to abide with the Confidentiality, Security and Contingency provisions as enumerated in Annexure A.

5.4	During the term of this agreement and for a period of 12 months from the date of expiration or termination of this agreement, iEnergizer shall not disclose or use the information they are privy to without obtaining the prior written approval/consent of the HS18 except as provided in this agreement. Both Parties shall develop and implement such procedures as may be required to prevent the intentional or negligent disclosure to third parties of the confidential information communicated to each other.

Nothing in this agreement shall prevent the disclosure by either party or their employees of confidential information that:

5.4.1	Prior to the transmittal to each other was of general public knowledge.

5.4.2	Becomes, subsequent to the time of transmittal to each other a matter of general public knowledge, otherwise than as a consequence of a breach by each party of any obligation under this agreement.

5.4.3	Is made public by the parties on their own.

5.4.4	Was in the possession of either of the parties in documentary form prior to the time of disclosure thereof to the other party and is held by either of them free of any obligation of confidence to each other or any third party; or

5.4.5	Is received by either party in good faith from a third party having the right to disclose it, who, to the best of either party’s knowledge, did not obtain such information from HS18 and who imposes no obligation of secrecy on the parties with respect to such information.

5.4.6	Is compelled to reveal under any order or direction from judicial or quasi-judicial authority, provided that the party who is under such compulsion to reveal the information shall promptly inform the other party of its compulsion aforesaid and provide all assistance in obtaining a protective order preventing or limiting the disclosure and such disclosure shall not be more than what may be necessary for compliance of such order or direction.

5.5	Both the parties agree and undertake that their officers, employees, personnel, agents (hereinafter collectively referred to as “personnel”) shall hold all proprietary information in confidence and in particular shall:

a	Not use or permit or enable any person to use any of the proprietary information in any way other than for the purpose of this agreement.

b	Not disclose or divulge any proprietary information to any person not authorised by the parties and shall limit access to the proprietary information to only to such of their personnel as need to know the same for the furtherance of this agreement.

c.	Not to make or have made nor retain, nor permit the making or retention of any copy or record howsoever created (i.e. duplicate copy, photocopy, facsimile, magnetic, electronic copy etc) of any of the proprietary information other than may be required for performance of service, duties and obligations under this agreement.

d.	Take all necessary actions to protect the proprietary information against misuse, loss, destruction, deletions or alterations;

e.	Not to use or permit to use of the proprietary information in any way which may be harmful to or against the best of the interest of the other party;

f.	Not to, either directly or indirectly, commercially exploit the proprietary information of each other for economic or other benefits; and notify each other promptly of any unauthorised or improper use or disclosure of the proprietary information.

Article 6

Right to Access

6.1	HS18 shall at all times during working hours with proper notice to iEnergizer have access to all data and documentation dealing with all processes, and quality performance in respect of services provided by iEnergizer to HS18 for the purpose of assessing the quality and efficiency of the Services being provided.

Article 7

Indemnification

7.1	Each Party (‘Indemnifying Party’) will defend, indemnify and hold the other (‘Indemnified Party’) harmless from and against all losses, damages or costs arising out of or resulting from the following: (i) any action by a third party against Indemnified Party that is based upon any claim that the possession or use of any material supplied by the Indemnifying Party in connection with the Services under this Agreement infringe a patent, copyright or other proprietary right or violate a trade secret of such third party; and (ii) any action that is based upon any negligent act or omission or willful misconduct of the Indemnifying Party including claims for failure to enter data properly, death, personal injury or damage to any property arising out of the use or possession of Indemnifying Party’s materials in connection with the services. PROVIDED the Indemnified Party promptly notifies the Indemnifying Party of such claim, gives the Indemnifying Party complete and sole control of the defense or settlement of such claim and the Indemnified Party gives to the Indemnifying Party reasonable co-operation, assistance and information in connection with the defense and/or settlement of such claim.

Article 8

Sub-Contracting

8.1	iEnergizer shall itself perform the Services and all obligation and duties under this Agreement. Except with the prior written consent of the other party, neither the benefit nor the burden of this Agreement shall be assignable by either of the parties save that HS18 may assign or transfer its rights and obligations under this Agreement to any entity which acquires all or substantially all of HS18’s operating assets or into which HS18 is merged or reorganized pursuant to any merger or reorganization.

8.2	iEnergizer shall itself perform its services, obligations and duties under this Agreement, provided that in case iEnergizer requires the assistance of some other specialized agency or to engage some other agency, such agency may be engaged only with the prior written approval of HS18 and in any event such agency shall be absolutely accountable only to iEnergizer and iEnergizer shall be absolutely responsible and accountable to HS18, and fully liable for such agency’s acts and omissions

8.3	HS18’s approval to such sub-contract shall not create any relationship between HS18 and the sub-contractor nor shall it discharge iEnergizer from its responsibilities for performance of the Services in its entirety. iEnergizer shall be absolutely responsible and liable for all acts and omissions of such sub-contractor and shall always keep and hold HS18 harmless and indemnified in respect of any damages, costs or expenses incurred or suffered by HS18, which arise from any act or omission of such sub-contractor.

Such sub-Contractor shall be obliged to protect HS18 interest, and information that may be required to be shared by iEnergizer for the purpose of such sub-contracting. The sub-Contractor shall operate under a similar agreement with iEnergizer such that no other clause, in full or in part, agreed under this Agreement, or any subsequent amendments or addendums, are compromised.

Article 9

Term and Termination

9.1	This agreement is valid and effective for 36 months commencing on 20th Dec, 2010 till 19th Dec, 2013, unless cancelled by either party by giving written notice of 60 days.

9.2	HS18 may terminate this Agreement by giving 60 days notice in writing without assigning any reason thereof.

9.3	iEnergizer shall have the right to terminate the agreement by giving 60 days prior notice in writing to HS18, without assigning any reason thereof, from the proposed date of termination.

9.4	In the event of termination of this Agreement, iEnergizer shall refund any advance payments made by HS18 or subject to prior written consent from HS18, render such services against which the payment was made and shall immediately return all documents and materials belonging to HS18. HS18 shall make the payment of all the outstanding amount to them as of the date of termination within 15 days of date of termination.

9.5	Notwithstanding anything stated elsewhere in this Agreement, if either party commits breach of any of the terms or conditions of this Agreement, a written notice may be served upon the party committing such breach by the other party and in case the breach is not rectified within a period of thirty days from the date of receipt of the notice by the party committing the breach, then the party giving such notice shall be entitled to terminate this Agreement forthwith without prejudice to its other rights.

9.6	All notices under this clause shall be in writing and delivered either personally, or by registered post acknowledgement due or by speed post at the address set forth on the first page of this agreement. It may also be delivered at such other address, which shall be notified in writing under acknowledgement by either party to the other.

Article 10

Arbitration and Governing Laws

10.1	All dispute or difference arising between the Parties as to the effect, validity or interpretation of this Agreement or as to their rights, duties or liabilities there under, failing amicable resolution through mutual negotiations/mediation, shall be referred to and settled by arbitration by mutually appointed sole arbitrator. The arbitration proceedings shall be held in accordance with the Indian Arbitration and Conciliation Act, 1996 or any subsequent enactment or amendment thereto. The decision of the arbitrator shall be final and binding upon the parties. The venue of arbitration proceedings shall be New Delhi.

10.2	This Agreement shall be construed in accordance with the applicable laws of India. Any or all disputes arising out of this Agreement shall be subject to the exclusive jurisdiction of the court of New Delhi/Delhi only.

Article 11

Limitation of Liability

11.1.

In no event shall iEnergizer or HS18 be liable to one another for any special, incidental, indirect or consequential damages (including without limitation, lost profits or business) of any kind, regardless of the form of action (whether in contract, tort or otherwise), arising out of or related to this agreement, even if the defaulting party is informed in advance of the possibility of such damages except for any liability under article 3.1(h) and 7.1 above. Only in such cases, the total liability of either party to the other arising out of or related to this agreement and the services rendered in terms hereof, shall not exceed the actual damage incurred by such party.

Article 12

Force Majeure

12.1.	If the fulfillment of this Agreement or of any obligation of any party hereof is prevented, restricted or interfered with by reason of fire, explosion, strike, accident, epidemic, cyclone, earthquake, floods, war, revolution, civil unrest, riots, embargo, or by law, order, proclamation, regulation or ordinance of any government, central, state, local or any subdivision thereof, or any cause beyond the reasonable control of the party affected, the party so affected, upon giving notice thereof , if it is possible to do so, to the other party setting out particulars, shall be excused from fulfilling its obligations to the extent prevented, delayed or interfered with for the period that force Majeure conditions persist, except that should the Force Majeure continue for a period in excess of 30 days, either party may terminate this agreement without any liability to the other. iEnergizer shall however be entitled to receive payment of the Service fees for all the services already rendered by it under this Agreement till such effective notice of termination.

Article 13

Miscellaneous

13.1	Nothing in this Agreement confer any right upon iEnergizer to use HS18’s trademarks, trade names, service marks or brand names or other Intellectual property rights.

13.2	This Agreement shall constitute the entire agreement between HS18 and the iEnergizer with respect to the subject matter hereof, and shall supercede all prior understandings, if any, between the Parties concerning the subject hereof.

13.3	No amendments to the Agreement shall be valid unless executed in writing and signed by both Parties.

13.4	Any notice or notification in connection with this Agreement shall be in writing, delivered either personally, register post acknowledgement due or speed post and any notice or other written communication pursuant hereto shall be addressed to HS18 or iEnergizer at their respective addresses mentioned herein below or to such address as may be notified by the concerned party to the other party in accordance with the provisions of this clause.

iENERGIZER

Attention:	Mr. Adarsh Agarwal
iEnergizer IT Services Private Limited
A-37, Sector—60, Noida—201 301
Uttar Pradesh, India
Tel: +91-120-6688000

HS18

Attention:	Mr. Raman Gulati
TV18 Home Shopping Network Limited
7th Floor, FC-24,
Sector 16A, Film City,
Noida 201 301, Uttar Pradesh
Tel: +91-120-469 1600

IN WITNESS WHEREOF the parties have hereunto executed this agreement the day and year first hereinabove written.

For and behalf of iEnergizer IT Services Private Limited	For and behalf of TV18 Home Shopping Network Limited

Name: /s/ Adarsh Kumar	Name: /s/ Raman Gulati

Signed by Managing Director	Signed by Director Operations

Date:	Date:

Witnesses: /s/ Himani Matta	Witnesses: /s/ NAND KISHORE

Page12

ANNEXURE A

CONFIDENTIALITY, SECURITY AND CONTINGENCY

•	iEnergizer to maintain strict confidentiality for all databases provided by HS18.

•	Under no circumstances, iEnergizer should print hard copies of HS18’s database or customer information.

•	iEnergizer to delete HS18 databases once the telecalling activity for that particular database is over.

•	iEnergizer to deactivate the floppy drives, Disc drives and all and any external storage output device capable port on the computers through which the database is accessed.

•

iEnergizer shall ensure unique ownership of each user id created for delivering of Services. Further iEnergizer shall communicate immediate revocation of all access rights for any terminated, leave of absence, or transferred employee of the service provider without exception.

•	Any suspicion of misuse of HS18 data to be reported immediately to HS18 and iEnergizer will ensure that appropriate legal action is taken against such person(s).

•

iEnergizer should ensure that telecalling operators assigned to HS18 are not calling out on behalf of any other company(ies) in related business or competition. Strict monitoring would be done by iEnergizer to ensure that HS18 leads do not get passed on to any other company. In order to protect HS18’s confidentiality of its business/work, iEnergizer will ensure that there shall be an exclusive team dedicated for HS18 work. iEnergizer will ensure that all such team members, in addition to those team members who shall leave/get transferred/are terminated, undertake for the next six months not to represent or work for any other competitor for the same or similar purpose, under any circumstances whatsoever and for this purpose individual Non Disclosure Agreements will be entered into with all such team members. Further, no business of the same nature shall be carried on from or registered in the same premises. iEnergizer will also share with HS18 its own policy on data integrity before this Agreement is signed.

Exhibit 10.5.1

[One Hundred Rupees_India Non Judicial Stamp]

LEASE DEED

This Deed of Lease is made on this 3rd day of July, 2007

BETWEEN

M/s. IT Infrastructure Providers Pvt. Ltd. having its registered office at A-68, New Friends Colony, New Delhi – 110025 represented by its Director Mr. Rakesh Gupta (hereinafter called the “LESSOR” which expression shall where so ever the context so requites or admits, mean and include the heirs, executors, administrators, successors and permitted assigns of the first part)

AND

M/s. TV18 Home Shopping Network Pvt. Ltd., having its registered office at 601, 6th Floor, Commercial Tower, Hotel Le-meridien, Raisina Road, New Delhi- 110 001 represented by its Authorised Signatory, Mr. Raman Gulati, V. P. –Finance & Operations (hereinafter called the “LESSEE” which expression shall where so ever the context so requires or admits, mean and include the heirs, executors, administrators, successors and permitted assigns of the other part)

WHEREAS the Lessor is the absolute owner of Institutional Property No. FC-24, Film City situated in Sector – 16A of Noida, District Gautam Budh Nagar (Uttar Pradesh) with a building constructed thereupon consisting of Basement Floor, Stilt Floor, First Floor, Second Floor, Third Floor, Fourth Floor, Fifth Floor, Sixth Floor, Seventh Floor and Terrace Floor (hereinafter called the “Premises”). The Lessor has full right and authority to develop the said land by construction of the said building thereon and to execute and implement this deed and that the execution and implementation of this deed will not result in a breach or contravention of any provision of law or of its Memorandum / Articles of Association or any contract to which it is a party or by which it is otherwise bound.

Contd....2

AND WHEREAS the Lessor has agreed to give on lease and the Lessee has agreed to take on lease the said part premises for IT & IT enabled services having a super area of 70.000 Sq. Ft. approx. consisting of Fourth Floor, Fifth Floor, Sixth Floor and Seventh Floor on the terms and conditions herein after mentioned.

AND WHEREAS the Lessor represents to the Lessee that the Lessor’s title to the demised premises is free from all charges, liens, mortgages, encumbrances, imputations of any kind whatsoever.

AND WHEREAS the Lessor has duly authorised the said Shri Rakesh Gupta to represent the Lessor and sign the present lease deed for and on behalf of the Lessor Company (copy of the resolution dated 02.07.2007 is annexed).

AND WHEREAS the Lessee has duly authorised the said Shri Raman Gulati. V. P. – Finance & Operations to represent the Lessee and sign the present lease deed for and on behalf of the Lessee company (copy of the resolution dated                    is annexed).

TERMS & CONDITIONS

1.	That in consideration of Lease rent herein mentioned, the Lessor do hereby grants, conveys and transfers by way of lease to the Lessee the said part Premises on rent.

2.1.	That the monthly lease rent of the part Premises will be Rs. 44,62,500/- (Rupees Forty Four Lacs Sixty Two Thousand Five Hundred only).

2.2.	That the monthly lease rent of Rs. 44,62,500/- as mentioned aforesaid comprises of:-

Monthly rent of the said part premises = Rs. 35,00,000/-
(As per Schedule – I)

Monthly rent of Fixtures and Fitouts = Rs. 9,62,500/-
(As per Schedule – II)

2.3.

That the monthly lease rent will start from 16th August, 2007 and shall be paid in advance for the month by way of a crossed cheque after deducting tax at source, as applicable. The Lessor shall raise an invoice for the same.

2.4.

That the Lease rent as mentioned aforesaid shall become payable on and from 16th August. 2007 only upon the Lessor handing over the possession of the Demised part Premises to the Lessee for fitouts on or before 30th June, 2007. If there is any delay on the part of the Lessor in hand over the aforesaid possession to the Lessee by 15 days or any part thereof, the date, on which the rent, as aforesaid, become payable, shall be shifted 15 days further on each such delay from the lease commencement date that is 16th August, 2007. If hand over is delayed beyond 15th July, 2007, for a period of 15 days or any part thereof, the rent payable by the Lessee to the Lessor per month shall be reduced by the sum equivalent to the

Contd....3

::2::

amount payable as rent for the period of the delay, which shall not be less than the amount equivalent to 15 days rent for each such delay. Further in case of delay beyond 15th July, 2007, the Lessor shall also pay to the Lessee a sum equivalent to one month’s rent as penalty for the delay.

3.	That the Lessee has agreed to pay to the Lessor on signing of this Deed a sum of Rs. 2,67,75,000/- (Rupees Two Crore Sixty Seven Lacs Seventy Five Thousand only) as 6 (Six) months rent as Interest Free Security Deposit which will be refunded at the time of vacation of the Premises after adjusting any outstanding dues of Electricity, Water, Telephone or any unpaid rent due. The said sum of Rs. 2,67,75,000/- (Rupees Two Crore Sixty Seven Lacs Seventy Five Thousand only) has been paid as under :-

DATE	PARTICULARS	AMOUNT (IN RS.)
03.04.2007	Cheque No. 000283 drawn on Kotak Mahindra Bank Ltd.	Rs	. 31,50,000/-
03.04.2007	Cheque No. 000284 drawn on Kotak Mahindra Bank Ltd.	Rs	. 5,25,000/-
	Cheque No. drawn on Kotak Mahindra Bank Ltd.	Rs	. 2,31,00,000/-

	Total =	Rs	. 2,67,75,000/-

The receipt of which the Lessor hereby acknowledges.

4.

That the initial period of lease will be for 6(Six)years starting from 16th August, 2007 and will automatically stand cancelled at the end of Six year period unless renewed by both the parties in writing on the terms & conditions as mutually decided between both the parties at that time.

5.1.	That the Lessee shall pay the rent as mentioned above at the times and in the manner aforesaid. If however the Rent is overdue for a period of 2 (two) months then the Lessee will be liable to pay penal interest @ 18% p.a. for the overdue rent and also have full right to terminate this Lease Deed.

5.2.	That after completion of one year from the date of this Lease, the monthly rent for the said part premises shall increase by 4.75% of the last rent paid and thereafter the rent shall increase every year at the rate of 4.75% of the last rent paid. Accordingly the monthly rent shall be as follows: -

For the period 16th August, 2007 to 15th August, 2008 @ Rs. 44,62,500/-

For the period 16th August, 2008 to 15th August, 2009 @ Rs. 46,74,469/-

For the period 16th August, 2009 to 15th August, 2010 @ Rs. 48,96,506/-

For the period 16th August, 2010 to 15th August, 2011 @ Rs. 51,29,090/-

For the period 16th August, 2011 to 15th August, 2012 @ Rs. 53,72,722/-

For the period 16th August, 2012 to 15th August, 2013 @ Rs. 56,27,926/-

Contd....4

::3::

6.	That the Lessor can during the term of this Lease Deed, sell assign or transfer his rights in the demised part premises as a whole or in part in favour of one person or persons subject to that all terms and conditions of this Lease is binding upon and adhered to by the new person or persons. However before effecting such transfer, the Lessor shall give a prior written notice of atleast one month to the Lessee.

7.	That the Lessor can obtain a bank loan against the security of the demised premises, which shall not in any way affect or cause any prejudice to or otherwise interfere with the peaceful possession and enjoyment of the part premises by the Lessee.

8.1.	That the Lessee shall not carry out any addition, alteration or make any construction of permanent nature in the part Premises nor break or damage any existing construction without the consent of the Lessor. The Lessee can however construct / erect temporary walls, install air conditioners, have false ceiling, install cables, wires etc. within the demised premises etc. without causing damage to the super structure.

8.2	That the Lessee will be permitted to use the roof top of the said Building to install its VSAT and other communication equipment. No Rental/Charge/Cost is payable to the Lessor for the roof area required for placing such communication equipment, location shall be marked / allocated by the Lessor. The use of the roof area shall be subject to height restrictions of the local authorities and structural feasibility in terms of load capacity. The cost of installing and hoisting such communication equipment shall be to the Lessee’s account & further it shall be the Lessee’s responsibility to obtain necessary approvals.

8.3	That the Lessee shall inside the part premises install his own Fire Detection System.

9.1	That the Lessor assures the Lessee that the demised premises has been constructed and fitted out in a workmanlike manner and is and will remain free from any defects in materials or workmanship and the construction thereof is in accordance with the sanctioned / completion plans as have been approved by NOIDA or other concerned authorities.

9.2	That the Lessee shall be liable for all normal repairs and regular maintenance for upkeep of the said premises; but any major structural defects or damage owing to structural defects shall be the liability of the Lessor who shall rectify the said defects at his own costs.

10.	That the Lessee shall hand over the vacant / physical possession of the part Premises referred above to the Lessor at the time of termination of the Lease.

11.	That the Lessee shall at all times during the term of this Deed keep the part premises in habitable and clean condition.

12.	That the Lessee shall not use the part premises or any part thereof, nor allow the same to be used for any illegal or immoral purposes.

Contd....5

::4::

13.	That the Lessee shall use and occupy the part premises only for the purpose of IT & IT Enabled Services and abide by all rules and regulations of NOIDA Authority.

14.	That the Lessee shall make good at its own cost all damages to the part premises by any act or default on the part of lessee.

15.	That the Lessor has provided electricity load of 45 KVA for each floor comprised in the Demised premises excluding the air conditioning load...

16.	That the Lessor has provided for 65 (Sixty Five) Car Parkings (39 in Basement and 26 on the surface within the building peripheral) as reserved car parking spaces for the Lessee’s exclusive use at no additional cost. These car parking spaces shall be in the basement and open car parking spaces in line of the said building. The size of each of the car parking spaces shall be 2.40M x 4.80M.

17.	That the Lessee shall permit the Lessor or any of his authorised representatives to enter the part Premises at reasonable time for inspection of the said part premises.

18.	That the Lessee shall keep the part Premises fittings and fixtures and all leased equipment as per list enclosed in good condition without causing any loss or damage except for normal wear and tear.

19.	That the Lessee shall have the right to sub-lease the Demised part Premises and Fixtures or portions thereof to its majority owned subsidiaries, or a majority owned subsidiary of it’s parent company or to any other group or associate company(s). If the Lessee intends to sub-lease the Demised part Premises and Fixtures or portions thereof to other entities, it shall do so with the prior written consent of the Lessor. However, the Lessee will continue to be responsible for the obligations and performance of the lease. The Lessee shall be responsible for any lease permission or stamp duty obligations arising out of any such sub-lease or similar arrangement.

20.	That both the Lessor and Lessee in their respective capacities, shall observe all laws, rules bylaws and regulations, as may be applicable to the part Premises.

21.	That the Lessor shall not be responsible for the safety of goods/machines or any other material or articles belonging to the Lessee, or any other person connected with or visiting the Lessee nor shall the Lessor be liable for any loss or damage or injury to the property lying at the time in or around the said Premises by reason of theft, fire, pilferage etc.

22.	That the Lessor shall keep in force, adequate insurance including earthquake insurance for the said premises (only superstructure) during the term of this Lease Deed. The Lessee shall be however responsible for obtaining and keeping adequate and comprehensive insurance for all furniture, fixtures and other equipments so installed in the said part premises by the Lessee.

23.	That the Lessor shall be responsible for providing at its cost water and sewer connection to the said premises in accordance with applicable laws.

Contd....6

::5::

24.	That the Lessor covenants that the Lessee on duly paying the rent reserved and observing the terms and conditions of this lease shall be entitled to peaceful possession and quiet enjoyment of the part premises 24 (Twenty Four) hours a day, Seven days a week and through all days of the year during the period of the lease.

25.	That the property taxes relating to the said premises including ground or lease rent will be borne by the Lessor.

26.	That the Lessee shall pay Service Tax, VAT, Sales Tax or any other taxes to the Central Government or State Government so levies in respect of the lease rent or in respect of Fixtures or in respect of maintenance charges as is applicable.

27.	That the Lessor assures the Lessee that the demised premises and the land on which it stands, on the commencement of the term of lease is in compliance with the Environmental Laws.

28.	That notwithstanding any other provision of this agreement, neither party will be liable to the other for any incidental, consequential, penal, exemplary or like damages (including loss of profits or business) even if advised of the possibility of the same.

29.	That each party shall bear its own costs & expenses, including without limitation of any fees payable to its real estate brokers and legal and other consultants and shall keep indemnified the other, from and against any claims or demands in that regard.

30.	That the terms and conditions of this Deed as stated above shall be binding on both the parties. The terms of this Deed are final and irrevocable.

31.	That any dispute arising regarding this Lease Deed or any matters relating hereto, shall be referred to arbitration, which shall be in accordance with the Arbitration and Conciliation Act, 1996. Such arbitration will be held in Delhi. Courts in Delhi alone will have Jurisdiction with respect to matters relating to the arbitration.

32.	It is agreed between the Parties hereto that in the event of the Demised Premises and Fixtures or any part thereof being damaged or destroyed due to any Acts of God, flood, cyclone, riots, fire, war, strikes, sabotage or any act of the Government or Statutory Authority not arising out of any act of omission or commission by the parties (hereinafter referred to as “Force Majeure”) such that the Lessee is not able to use the Demised Premises, the lease shall stand suspended during the said period. In the event, the Demised Premises and Fixtures or any part thereof are not restored within a period of 30 (Thirty) days of such Force Majeure event occurring, the Lessee shall have the option of terminating the lease and upon such termination the Lessor shall return the amount of security deposit to the Lessee without any deduction therefrom.

Contd....7

::6::

This Lease Deed is being executed in duplicate and the same if required shall be registered. All the expenses of stamp papers and registration shall be borne and paid by the Lessee.

This Lease Deed sets forth the entire Deed and understanding between the parties as to the subject matter hereof and shall supersede and override all previous Deeds, understandings, communications, negotiations, commitments, either oral or written, between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF the parties hereto have signed this Lease Deed on the day, month and year first here in above mentioned in the presence of the witnesses mentioned below.

SIGNED SEALED AND DELIVERED	SIGNED SEALED AND DELIVERED

/s/ Shri Rakesh Gupta LESSOR	/s/ Shri Raman Gulati LESSEE

M/s. IT Infrastructure Providers Pvt. Ltd.	M/s. TV18 Home Shopping Network Pvt. Ltd.

Through its duly authorized agent,	Through its duly authorized agent,

Shri Rakesh Gupta	Shri Raman Gulati,

WITNESSES:

Name:	(PREM GUPTA)	Name:	TAJENDER S. KHURANA
S/o:	Dr. R. S. Gupta	S/o:	Mr. V. S. KHURANA
R/o:	A-85 New Friends Colony	R/o:	500-A KAMLA NAGAR
	New Delhi-110025		G.T. Rd. GHAZIABAD

::7::

SCHEDULE – I

SI. No.	Leased Area	Super Area (in Sq. Ft.) Efficacy 81%
1.	4th Floor	17,500
2.	5th Floor	17,500
3.	6th Floor	17,500
4.	7th Floor	17,500

	TOTAL	70,000 Sq. Ft.

SCHEDULE – II

LIST OF FIXTURES & FITOUTS

1.	100% Power backup through diesel generator sets totaling 1880 KVA power for the whole building / premises as per the following configurations: -

500 KVA x 3 Generators plus 380 KVA x 1 Generator

2.	Air-conditioning through package units AHU Room with a capacity of 80 tons per floor 24 hours a day 7 days a week.

3.	External lighting including lighting of common areas and basement.

[FLOOR PLAN PROPOSED INSTITUTIONAL BUIDLING

FOR I.T. INFRASTRUCTURE PROVIDERS PVT. LTD.]

J
H
G
F
E
D
C
B
6
5
4
3
2
A.H.U.
1200 MM WIDE M.S. CAT WALK
N

TV 18 FLOOR

SEVENTH FLOOR PLAN
SUPER AREA = 17500 SQ.FT. WITH
EFFECIENCY OF = 81%

IT Infrastructure Providers (P) Ltd.
Director

PROPOSED INSTITUTIONAL BUILDING
FOR I.T. INFRASTRUCTURE PROVIDERS PVT. LTD.
AT
PLOT NO. FC-24, SECT.-16A, NOIDA

PLUMB design

[INTERNAL BASEMENT PARKING LAYOUT]

UP TO DRIVEWAY
PARKING - CAPACITY - 77 CARS
LT PANEL
store
LVL. -3250 BASEMENT FLOOR

BASEMENT FLOOR PLAN

IT Infrastructure Providers (P) Ltd.

Lakesh Gupta

PROJECT:
PROPOSED OFFICE BUILDING

FC-24 SECTOR 16A, FILM CITY, NOIDA

PLUMB design

A1/ 254 (Basement) Safdarjung Enclave New Delhi 110029
Ph: 26168514, 41654015 info@plumb-design.com

NOTE:
1. All Dimensions are in MM.
2. All dimensions are to be read, not measured.

BOB	
BOS	

INTERNAL
BASEMENT PARKING LAYOUT

SCALE	
DATE	11 JUNE,07
DRAWN BY	HIMANSHU BHARGAVA
PATH	FC-NDA-CW-GF-INT-05

[INTERNAL GROUND FLOOR LAYOUT]

4 MT. WIDE DRIVE WAY
SURFACE PARKING
TV18
ENTRY 1
ENTRY 2
GUARD HUT
A.T.M.
EXISTING STORM WATER DRAIN

GROUND FLOOR PLAN

IT Infrastructure Providers (P) Ltd
Director

PROJECT: PROPOSED OFFICE BUILDING FC-24 SECTOR 16A, FILM CITY, NOIDA	PLUMB design A1/ 254 (Basement) Safdarjung Enclave New Delhi 110029 Ph: 26168514, 41654015 info@plumb-design.com	NOTE: 1. All Dimensions are in MM. 2. All dimensions are to be read, not measured. BOB BOS	INTERNAL GROUND FLOOR LAYOUT SCALE DATE 11 JUNE,07 DRAWN BY HIMANSHU BHARGAVA PATH FC-NDA-CW-GF-INT-05

IT INFRASTRUCTURE PROVIDERS PVT. LTD.

Regd. Off.: A-68, New Friends Colony, New Delhi-110025

Ph.:- 011-41627999, 41327997

TRUE COPY OF RESOLUTION PASSED AT BOARD MEETING OF THE COMPANY M/S IT INFRASTRUCTURE PROVIDERS PVT. LTD. HELD AT ITS REGISTERED OFFICE A-68, NEW FRIENDS COLONY, NEW DELHI-110025 ON 2ND DAY OF JULY 2007 AT 11.30 A.M.

“RESOLVED that the company has decided to lease out its Institutional property no. FC-24, Film City, Sector -16A, Noida to M/s. TV18 Home Shopping Network Pvt. Ltd. a body corporate registered under the provision of the companies Act, 1956 having its registered office at 601, 6th Floor, Commercial Tower, Hotel Le-meridien, Raisina Raod, New Delhi-110001.

RESOLVED FURTHER that Mr. PREM GUPTA and/or Mr. RAKESH GUPTA, Directors of the company be and are hereby authorized to sign singularly the Lease Agreement / Rent Agreement and any other documents as required and to do all such acts and things with NOIDA or any other Government / Semi Government agencies, as may be necessary and incidental thereto.”

For IT INFRASTRUCTURE PROVIDERS PVT. LTD.

/s/ Prem Gupta                        /s/ Rakesh Gupta

PREM GUPTA                    RAKESH GUPTA

Director                                   Director

Exhibit 10.5.2

[Fifty Rupees_India Non Judicial Stamp]

LEASE DEED

THIS LEASE DEED (hereinafter the “Deed”) is made at Noida (UP) on this 1st day of September 2012.

BY AND BETWEEN

M/s Akshay Vanijya & Finance Pvt. Ltd., a company incorporated under the Companies Act, 1956 and having its registered office at 33-B, lst Floor, DDA Flat, Ber Sarai, New Delhi 110014, corporate identity number U74899DL1994PTC058487 (hereinafter referred to as the “Lessor” which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to include its successors, nominees and permitted assigns) through its Authorized Signatory, Mr. Anjan Das vide board resolution dated June 25, 2012. of the FIRST PART.

1

[Fifty Rupees_India Non Judicial Stamp]

AND

M/s. TV18 Home Shopping Network Ltd, a company incorporated and existing under The Companies Act, 1956 and having its registered office at 503, 504 & 507, 5th Floor, Mercantile House, 15 - K.G. Marg, New Delhi-110 001, corporate identity number U93091DL2006PLC149705 acting through its Authorized Signatory Mr. Raman Gulati, duly authorized vide Board Resolution dated 30.03.2007 (hereinafter referred to as the “Lessee”, which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to include its successor/s, nominees and permitted assigns), the Party of the SECOND PART.

Both the Lessor and the Lessee are hereinafter referred to individually as “Party” and collectively as “Parties”.

WHEREAS:

A.	The Lessor has been allotted Industrial property comprising land, admeasuring approximately 5000 Sq. Mt. at Plot No. D-5, Sector 59, Noida, U.P. (herein after referred to as the “Industrial Plot”) by the New Okhla Industrial Development Authority (“Noida Authority”) through transfer Memorandum No. Noida, GM (IND)/1472 Dated 20/03/2002 (hereinafter referred to as the “Principal Agreement”) for period of ninety (90) years, commencing from October 20, 1994, for construction and setting up of a Building Premise for running Information Technology enabled Services interalia, such similar activities: the approval whereof was granted by the Ministry of Communication & Information Technology, Dept of Information Technology, Electronic Niketan, CGO Complex, New Delhi 110 003, vide No. 1 (29) 2006-IPHW Dated 10/01/2007.

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B.	Pursuant to submission of its building plans to Noida Authority, the Lessor commenced and completed the construction and development thereupon and is the absolute, lawful and full owner and is in peaceful possession of a multi-storied Information Technology building known as “Logix Infotech Park” comprising basement, ground and three floors (hereinafter referred to as the “Building”) on the Industrial Plot, the Functional Certificate whereof has been granted vide Letter No. 09/03/2007 dated Noida/IND/2007/843 and the Completion Certificate has been granted vide No. Noida/B.C./B.P./5243/902 dated 19/08/2011.

C.	The Lessor has represented and warranted to the Lessee that in terms of the Principal Agreement. Lessor is authorized to sub-let the Building or any part thereof to any person or entity for carrying out its Information Technology enabled Services and activities, including but not limited to such other activities as may be permitted by Noida Authority, from time to time and subject to Lessor obtaining the written permission thereof from NOIDA Authority.

D.	Based on the representation and warranty of the Lessor, the Lessee has now approached the Lessor to take on sub-lease the premises on the Second floor (entire) (admeasuring about 38600 sq. ft. super area) and which translate in to total covered area being about 32508 sq. ft., along with and including the Fixed and Movable Assets as per list attached hereto as Annexure-I and Floor lay-out plan attached hereto as Annexure-II (hereinafter referred to as the “Demised Premises”), along with 31 (thirty one) allotted car parking spaces in the basement of the Building at no extra cost basis, and accordingly, the Lessor has agreed to give on Sub-Lease to the Lessee the Demised Premises, along with aforementioned car parking spaces and all easements and common areas and facilities, on the terms and conditions, as hereinafter recorded, for exclusive use by the Lessee for carrying out its principle activities of business of Information Technology enabled Services including activities secondary to such principle activities (“Permitted Activities”).

E.	The Lessor has accepted the offer of the Lessee and agreed accordingly to grant on sub-lease, the Demised Premises, together with the thirty one (31) car parking spaces and common facilities/ amenities, and as more particularly highlighted in the floor Lay-out plan (Annexure-II) along with List of Assets (Annexure-I) in consideration of the representations, warranties, covenants and agreements set forth herein and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions set out hereinafter.

NOW THEREFORE IT IS AGREED BY AND BETWEEN THE PARTIES AS HEREUNDER:

I.	UNDERSTANDING BETWEEN THE PARTIES:

1.	The Demised Premises shall be deployed and used by the Lessee for the purpose of carrying on Permitted Activities only or any other activity as may specifically be permitted by NOIDA Authority from time to time.

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II.	TERM OF THE LEASE:

1.	In consideration of the rent to be paid and other covenants, stated herein after, to be observed and performed, the Lessor hereby grants to the Lessee, and the Lessee hereby accepts from the Lessor, the lease of the Demised Premises for carrying on Permitted Activities, with 31 (thirty one) allotted car parking spaces at no extra cost basis, on the terms and conditions set forth in this Deed for an Initial Term of 3 (Three) years, starting from the RENT COMMENCEMENT DATE (defined as under), subject to further renewal, as may be mutually agreed between the Parties in writing (hereinafter referred to as the “Term”).

2.	This Deed of Lease shall be deemed to have commenced from the date of execution of this Deed (hereinafter referred to as the “Lease Commencement Date”). RENT COMMENCEMENT DATE shall start from handing over physical possession of the Demised Premises to the Lessee OR till completion of 75 Days from the date of the Lessor having accepted and acknowledged the Lol dated July 02, 2012 (issued by the Lessee), whichever is earlier and subject to the clause III (1) below. During the aforesaid seventy five (75) days period, the Lessee shall not be liable to pay the Rent, Common Maintenance Charges and other charges. Further, during the said period, Lessor shall carry out fit-out renovation at its own cost and expense and as per the mutually agreed plans and details. The obligation of the Lessee to pay the Rent and the Common Maintenance and any other such Charges shall commence from Rent Commencement Date and as per following details:

•	For Second Floor (SF) Super Area of 38600 Sq. Ft., with effect from “Rent Commencement Date”.

3.	The Initial Term of this Deed shall be 3 (three) years (hereinafter referred to as the “Initial Term” or “the Term”) from the Rent Commencement Date.

4.	The renewal options mentioned above shall be arrived at mutually by and between the Parties herein and in eventuality of Lessee opting to renew the Lease Deed for further Term, the Parties shall execute and register a fresh lease deed accordingly.

5.	The Lessor confirms that it has the right, power and competence to lease the Demised Premises to the Lessee, for use as office/back-office to carry out Permitted Activities. The Lessor has represented and warranted to the Lessee that as of date hereof there is no legal, regulatory or other impediment to the Lessee’s use of the Demised Premises for Permitted Activities during the Initial Term. In the event, in future, if any Law, rules or regulations would require specific permission from any Government, Statutory or Local Authorities with regard to use of the Demised Premises by the Lessee for carrying on the Permitted Activities, the said permissions shall, upon request of the Lessee, be obtained by the Lessor at its own cost and expenses.

6.

Use of the Demised Premises by the Lessee, subject to the terms and conditions of this Deed, shall consist of (i) the exclusive use by the Lessee of the Demised Premises: and (ii) non-exclusive use by the Lessee of the common areas of the Building on a 365 days a year, twenty four (24) hours a day. Seven (7) days a week basis (hereinafter referred to as “24/7/365”), without hindrance, obstruction by Lessor including anybody claiming under or through the Lessor, and at no extra charge, subject to applicable payments as provided under this Deed.

4

However the common area maintenance and some of the common area services might not become available full-fledged on every Sunday and on declared national holidays. However, in case the Lessee forwards advance written request of forty eight (48) hours on specific occasions to Lessor for making full common services available on any Sunday, the Lessor shall do so on case to case basis.

III.	RENT:

1.	In consideration of the Lessor leasing the Demised Premises to the Lessee, the Lessee shall pay to the Lessor monthly Rent, and Building Common Area & Utility Services Maintenance Charges, plus Service Tax and Cess amount, as may be applicable on these payments, from time to time as per prevailing laws in that regard, subject to deduction of tax at source (TDS) by the Lessee, as applicable, in the following manner:

During the Initial Term, effective from the Rent Commencement Date, the Lessee shall pay monthly to the Lessor:

a. Rs. 18,52,800/- (Rupees Eighteen Lacs Fifty Two Thousand Eight Hundred only) calculated @ Rs. 48.00/- (Rupees Forty Eight only) per Super Sq. Ft. for the FF (hereinafter referred to as the “Rent”) from the Rent Commencement Date; and

b. Rs. 1,15,800/- (Rupees One Lac Fifteen Thousand Eight Hundred only) calculated @ Rs. 3.00/- (Rupees Three only) per Super Sq. Ft. (hereinafter referred to as the “Building CA & US Maintenance Charges” OR “CAM Charges”) from the Rent Commencement Date

2.

The Rent and CAM Charges shall be payable by the Lessee monthly in advance on or before the 10th day of each month, subject to the deduction of applicable taxes at source (TDS) and further provided the Lessor raises invoice for the Rent and CAM charges at least ten (10) days prior to due date of payment. In the event of the Lessee failing to pay the Rent and/or the CAM Charges to the Lessor within seven (7) working days after the expiry of scheduled date then the Lessee shall give a written intimation (hereinafter referred to as ‘Letter’) to the Lessee for the delay in the Rent and the CAM charges and to pay the same within the next seven (7) working days. In the event, that the Lessee does not pay the Rent and/or the CAM charges after receipt of the Letter, the Lessee would be liable to pay interest at the rate of 15% per annum (monthly compounding) on the outstanding amount calculated from the date of the Rent and/or the CAM Charges becoming actually due till the date of payment.

3.	Service tax and any other such applicable tax(es) on payment of the Rent and/or the CAM Charges shall be paid by the Lessee at actuals over and above the Rent and the CAM Charges due.

4.	Upon completion of Initial Term period of 36 (thirty six) months from Rent Commencement Date, in case the Parties herein mutually agree to renew the Lease Deed, there will be an increase of 15% (Fifteen percent) over and above the last paid Rent and the CAM Charges.

5

5.	Subject to terms and conditions of this Deed and the Lessee occupying and using the Demised Premises, the Lessee shall not withhold the payment of Rent as well as CAM Charges to the Lessor for any reason whatsoever.

IV.	INTEREST FREE REFUNDABLE SECURITY DEPOSIT:

1.	In addition to the payment of the Rent and the CAM Charges, payable by the Lessee to the Lessor, the Lessee shall simultaneously with the execution of this Deed, deposit and keep deposited with the Lessor, a sum of Rs. 59,05,800/- (Rupees Fifty Nine Lacs Five Thousand Eight Hundred only) as interest free refundable security deposit (hereinafter referred to as the “IFRSD”), which shall always be maintained as equivalent to 3 (Three) months’ prevailing Rent plus CAM Charges, for the due observance and performance of the terms and conditions of this Deed by the Lessee. The IFRSD has been paid by the Lessee vide Cheque No.930597 drawn on Yes Bank Limited. South Ext. Part-II. New Delhi, dated 04.07.2012 for Rs.l8,52,800/- (Rupees Eighteen Lacs Fifty Two Thousand and Eight Hundred Only) and vide Cheque No. drawn on Bank , dated for Rs.40,53,000/- (Rupees Forty Lacs Fifty three Thousand Only), (subject to the realization), and the receipt whereof is acknowledged by the Lessor herein.

2.	The IFRSD shall not carry any interest and shall be refunded by the Lessor to the Lessee as per the terms and conditions set forth in this Deed.

3.	The Lessor shall, subject to the Lessee having paid and cleared all the dues, including payment of arrears of Rent, arrears of the Common Area Maintenance Charges, electricity dues or any other dues payable under this Deed either to the Lessor or to the concerned authorities, including arrears of interest accrued there in, if any, as the case may be, refund the whole of the IFRSD to the Lessee, simultaneously with the expiry or prior termination of this Deed. Therefore, in the event of any amount/s having remained unpaid by the Lessee, including arrears of the Rent and/or the Common Area Maintenance Charges at the time of expiry or prior termination hereof, then the Lessor, shall be entitled to deduct such unpaid amounts from the IFRSD and refund the balance of the IFRSD to the Lessee.

4.	In the event the Lessor fails or neglects to refund the IFRSD, as stated above and subject to fulfillment of conditions therein, the Lessee shall have the right to continue in the possession of the Demised Premises without payment of the Rent and CAM Charges and also claim and recover the IFRSD balance with interest at 15% (Fifteen percent) per annum from the date of termination of this Deed till the date of receipt of balance receivable amount of IFRSD.

V.	AMENITIES, FACILITIES & UTILITIES:

1.	The Lessor represents and warrants that the Demised Premises shall be in clean and clear condition as per mutually agreed Lay-out Plans and inclusive of Assets (as per Annexure-I) so that Lessee may proceed in a manner which is not impeded by any remaining works to be carried out by the Lessor or any other person/agency acting for and on behalf of the Lessor.

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2.	The Lessor represents and warrants that as of the date hereof, the Demised Premises is complete and functional in terms of common services, facilities and amenities in the Building.

3.	The Lessor represents and warrants that all necessary permissions and approvals set out in Clauses A and B herein above in respect of Demised Premises have been obtained by the Lessor.

4.	The Lessor further represents and warrants that the common amenities, services and facilities in the Building such as the staircases, common lobbies, common lighting in the compound of the Building, entrance lobby, staircases, elevators, water supply, sewage, commissioning of fire protection, drainage system, 100% power back-up through DG Sets, ductable split AC systems for Demised Premises, etc., have been provided and are operational on the date of execution of this Deed.

5.	The details of Fit-outs and Facilities provided by the Lessor in the Demised Premise is as per mutually agreed Lay-out plans (Annexure-II) and inclusive of Fit-outs (Annexure-I) and which has been duly approved by the Lessee, and which shall be used and maintained in proper working condition by the Lessee at its own cost and expense during the entire Term of this Deed.

6.	In the event of the Lessee’s specific request for additional car parking spaces in the basement, over and above the allotted car parking spaces for 31 (thirty one) cars, the same shall be provided by the Lessor, subject to availability, at an extra cost of Rupees Two Thousand only (Rs. 2000/-) per Car Park space per month.

7.	Upon expiry or prior termination of this Deed, the Demised Premises along with all the Fit out Items and Facilities, as included in the List of Fit-outs Assets (Annexure-I), shall be handed over by the Lessee to the Lessor in good working condition, subject to normal wear and tear and normal wear and tear on vacation of the Demised Premises, and any charges/ cost towards normalizing any damage and/or breakage, beyond permissible normal wear and tear on usage and vacating the Demised Premises, shall be accounted for and such cost shall be paid up by the Lessee.

VI.	MAINTENANCE AND ELECTRICITY CHARGES:

1.	It is hereby agreed between the Lessor and the Lessee that the Lessee shall, at its own cost and expense, make separate independent arrangement of its own to deploy appropriate property maintenance and / or security agency in respect of general day-to-day routine activities and to properly maintain the Demised Premises and the Fit-outs and for surveillance of areas within the Demised Premises, which is excluding the comprehensive maintenance of: a) Air-conditioning system, b) UPS c) Electrical Panels, which will be under the direct responsibility of the Lessor. Further, the Lessor shall do the same in respect of the whole of Building Common Facilities and Utilities, including overall Building security arrangements and maintenance of Common Utilities / Systems. The Lessee expressly assures to cooperate with the Lessor and/ or their Maintenance Agency in their process of carrying out common maintenance activities and/ or essential shut-downs through mutual coordination as may be necessary, which may require temporary shut-down of one or more facility/ Utilities.

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2.	The Lessee shall be liable for timely payment of charges for electricity (power and light) consumed by it for the Demised Premises during the Term within fifteen (15) working days from the date of the Lessor having raised and submitted a debit note in that regard to the Lessee.

1.	The Lessee shall pay the monthly electricity charges on the basis of actual respective meter readings @ rate of:

a. Rs. 13.00 (Rupees Thirteen only and linked with current Diesel Price) per unit in case of DG Electricity consumption, which includes the costs and charges for electricity consumed from Diesel Generator Set as well as DG running expenditure cost. For the sake of clarity, DG running expenses comprise of: cost of diesel and lubes, DG consumables and AMC cost of DG Set and it is subject to variation directly in proportion to variation in lube oil/ diesel rates and upward variation in the AMC cost.

b. At actuals as per main building bill average per unit rate derived from the bill raised by the State Electricity Supply Company on respective month basis in case of electricity consumption from State Supply.

VII.	LOCK-IN PERIOD:

1.	The entire period of Initial Term of thirty six (36) months commencing with effect from the Rent Commencement Date, shall be termed as and is hereinafter referred to as the “Lock-in Period”.

2.	Accordingly, save and except occurrence of any force majeure event or the causing of material breach by the Lessor, in the event that the Lessee terminates this Deed during the Lock-in Period, the Lessee shall become liable to pay to the Lessor the total accumulated Rent plus CAM Charges applicable for the entire balance unexpired duration of Lock-in-Period.

VIII.	TAXES:

1.	The Lessor shall pay all local body/ municipal taxes, levies and outgoings (including property tax), as may be applicable from time to time and further increase/s thereof to the respective and appropriate local authorities in respect of the Demised Premises and the Building.

2.	The Lessor shall defend, indemnify and keep indemnified the Lessee from and against any claim, liability, demand, loss, actions, proceedings, damage, judgment or other obligation or right of action, which may arise due to non-payment of any statutory taxes and/or non-compliance with any statutory requirements, defect in title leading to the Lessee’s occupation being restricted in any manner whatsoever, relating to the Demised Premises.

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IX.	24 HOUR WORKING REQUIREMENT AND ACCESS TO THE DEMISED PREMISES:

1.	The Lessee will enjoy freedom to access, occupy and operate from the Demised Premises on a 365 days a year. Seven (7) days a week, twenty four (24) hours a day basis (hereinafter referred to as “24/7/365”), without hindrance or obstruction (from the Lessor or from any person(s) over whom the Lessor exercises influence or control), however with clear understanding and knowledge that common area maintenance and facilities may not be available on every Sunday except in case where Lessee has given an advance forty eight (48) hours’ notice for services on a particular Sunday.

2.	As such the Lessee will have unlimited and unfettered access to the Demised Premises 24 (twenty-four) hours of the day, 7 (Seven) days of the week and on all days during the entire year. However outside operating hours, particularly keeping in view the practical constraints of safety and security, the Lessor/maintenance agency shall be entitled to partially close the Building or the Common Areas or any part thereof and to prevent and prohibit any person from entering or remaining therein from time to time and may take all such actions as the Lessor/maintenance agency deem necessary for the purposes limited to repair / maintenance / upkeep of the Building and / or Common Areas provided that reasonable notice of the same is given to the Lessee and that the Lessee’s access to, use and occupation of the Demised Premises shall not be adversely affected. The Lessor shall be entitled to fully close the Building and / or the Common Areas or any part thereof only in case of emergency and shall use reasonable endeavors to re-open the same as soon as possible thereafter.

X.	LEASE EXPIRY AND TERMINATION:

1.	Subject to the Lessee’s right of an earlier termination under the applicable terms of this Deed or occurrence of Force Majeure Event (defined below), upon the expiry of initial thirty six (36) months from the Rent Commencement Date, the Initial Term will come to an end wherein the Parties herein shall be entitled to exercise its right of renewing the Term of this Lease in accordance with Clause (II) (4) of this Deed.

2.	Subject to the IFRSD being refunded under the terms and condition of this Deed, the Lessee shall hand over peaceful possession of the Premises to the Lessor in the event of the expiry or prior termination of this Deed by the Lessee.

3.	If, upon expiry or prior termination of this Deed by the Lessee, the Lessee does not vacate the Demised Premises even after refund of the IFRSD by Lessor to the Lessee, then the Lessee shall become liable to pay penalty @ Rs. 1,00,000/- (Rupees One Lac only) per day basis for every day of default.

4.

The Lessor shall be entitled to terminate this Deed only in case of non-payment of Rent, the CAM Charges and the electricity charges by the Lessee for 3 (three) consecutive months or if there is any material breach of term(s) of this Deed by Lessee, and which the Lessee fails or refuses to remedy or cure within a period of 30 (Thirty) days upon receiving written notice in that regard from the Lessor. The

9

Lessor shall have the right to Terminate this Deed forthwith and reserve right to recover such arrears of Rent, Common Maintenance Charges, electricity charges and water consumption charges (if any) along with any accrued interest thereon @ 15% (Fifteen percent) per annum (compounded monthly) from the Lessee.

5.	Notwithstanding the Lock-in Period, the Lessee shall be entitled to terminate this Deed forthwith in the event of force majeure or causing of any material breach by the Lessor or withdrawal of Rent/usage permission by the Noida Authorities and then after the Lessor failing to cure such breach within 45 (forty five) days from receipt of written prior notice in that regard from the Lessee. In such an eventuality, the Lessee shall not be entitled to pay the Rent for the balance term of the Lock-in-Period and the same has been expressly agreed to by the Lessor.

6.	In the event of the Lessee desiring to leave the Demised Premises upon expiry of the Term of this Deed by efflux of time after 3 (Three) years then the Lessee shall be required to serve prior 2 (two) months’ notice to the Lessor.

XI.	CONSEQUENCES OF TERMINATION:

1.	In the event of the Lessee not exercising its option to renew this Deed in accordance with Clause (II) upon expiry of the Initial Term or upon the prior termination of this Deed (subject to fulfillment of terms of Lock-in Period):

i. then, on the Lessor refunding the IFRSD to the Lessee, after deducting its dues (as permissible under terms of this Deed), the Lessee shall handover simultaneously to the Lessor quiet, vacant and peaceful possession of the Demised Premises, along with all the Facilities & Amenities (subject to normal wear and tear) as per the list of Assets (Annexure-I) without any demur or protest:

ii. then, in the event of the Lessor failing and/ or neglecting to refund to the Lessee the balance IFRSD, on or before the expiry or prior termination of this Deed, without prejudice to its all the other rights and contentions as permissible under the Law:

a. the Lessor shall be liable to pay interest on the amount of the balance IFRSD or such amount/s so remaining unpaid at the rate of 15% (Fifteen) per annum and the Lessee shall also be entitled to use and occupy the Demised Premises either itself or through its nominee without paying any Rent including Common Maintenance Charges for the same until the receipt of the balance IFSD with interest thereon as aforesaid:

iii. Upon the prior termination/ expiry of this Deed, the Lessee shall have the right to remove the technology related equipment/ furniture or other items installed by the Lessee at its own cost without causing any damage to the fit outs / structure of the Demised Premises, under consultation with the Lessor subject to normal wear and tear on the removal of such assets.

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XII.	QUIET ENJOYMENT:

1.	The Lessee shall peacefully and quietly occupy and enjoy the Demised Premises for the Initial Term and, if applicable, the subsequent Term free from any interference by Lessor or from any other person claiming through the Lessor. Accordingly, the Lessor agrees to make best efforts to provide quiet and peaceful occupation and enjoyment to the Lessee of the Demised Premises at all times through the Term and subject to the terms and conditions of this Deed.

2.	In the event that the Demised Premises or any structural part thereof including fit outs provided by the Lessor therein shall be destroyed by the fire, earthquake, war, civil disturbance, or other casualty, beyond the control of the Lessee with the result that the Lessee is unable to gain access to the Demised Premises or a substantial portion of the Demised Premises is rendered uninhabitable or otherwise, in any such event, the Lessee shall not be required to pay any Rent for the period including the Common Maintenance Charges during which Lessee is not able to enjoy the peaceful and uninterrupted possession of thereof and till the time the Demised Premises is brought to its original condition by the Lessor at its own costs and expenses.

3.	In the event the Demised Premises is not brought back to its original condition by the Lessor within 45 (forty five) days from the date of such damage/destruction, the Lessee, shall be entitled at its sole option to (i) repair the Demised Premises or (II) terminate this Lease forthwith.

XIII.	REPRESENTATIONS, COVENANTS AND WARRANTIES:

1.	Lessee’s Representations, Warranties and Covenants:

The Lessee represents warrants and covenants that:

i. The Lessee shall regularly and timely pay to the Lessor the Rent and the CAM Charges in advance in terms of this Lease.

ii. Subject to the Lessor ensuring the up-keep and maintaining all the common Facilities and Utilities including air conditioning in good working condition, the Lessee shall timely pay the Rent, the CAM Charges and charges for electricity consumed by the Lessee in the Premises in accordance with bills/debit notes raised by the Lessor as per Clause No. VI-3.

iii. Subject to the provisions of (X) of this Deed, the Lessee will, on the expiry or prior termination of this Deed, as the case may be, handover the quiet, vacant and peaceful possession of the Demised Premises along with all and everything as per list of Assets in Annexure I, to the Lessor in good order and working condition excepting normal wear and tear thereof.

iv. The Lessee shall not voluntarily do or omit to do any act or matter or deed or thing except the Permitted Activities and other actions expressly permitted by this Deed or by NOIDA Authority, whereby the Lessor’s interest in the Demised Premise as its Lessor/ Owner becomes void or voidable or be affected in any manner or cancelled or revoked or determined.

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v. The Lessee shall use the Demised Premises for the Permitted Activities and the use thereof shall be in a prudent manner and shall be in accordance with these presents.

vi.	The Lessee shall not hold the Lessor responsible or liable for any loss or damage suffered by the Lessee on account of any theft, fire or other destruction caused to any articles, equipment or things brought in and/ or kept by the Lessee within the Demised Premises and also on account of any kind of injury or loss of life caused due to any reason whatsoever to its employees, staff, servants, agents, customers and/ or visitors visiting the Demised Premises, unless such loss or damage suffered is caused by any reason attributable directly to the act of gross negligence, willful misconduct and/ or omission by Lessor.

vii.	Lessee and Lessor agree to indemnify and keep the other party fully indemnified against any physical damages (excluding direct and indirect business interruption losses and losses in profits) caused to the Demised Premises and arising directly out of:

(a)	the deliberate or willful misconduct of the either Party or its employees or its agent/visitor/clients/contractors: or

(b)	any material breach or non-observance by either Party, or its employees or agents, of any of the terms and conditions of this Lease;

viii.	The Lessee shall upon the expiry or sooner determination of this Deed, as the case may be, make good to the Lessor any loss or damage that may have been caused to the Demised Premises including any or all items covered under list of Assets, (subject to normal wear and tear) except that which is due to any force majeure events.

ix.	The Lessee shall not bring or store in the Demised Premises or any part or portion thereof any combustible materials or otherwise dangerous things that may imperil the safety of the Demised Premises and the Building or may increase the premium of insurance or render void the policy of insurance of the Demised Premises and the Building and/ or any part thereof.

x.	The Lessor shall not be liable to compensate the Lessee for any damage or loss that may be caused to the furniture, fixtures, fittings and other assets of the Lessee in the Demised Premises.

xi.	The Lessee may carry out additional interior decoration, furniture, fixtures and fittings as per the its requirement during the subsistence of this Deed in the Demised Premises without making any structural changes harmful to the Demised Premises and the building only after giving prior written intimation in that regard to the Lessor.

xii.

The Lessee may assign/transfer or sub-lease or sublet without generating premium, the Demised Premises to any third party on the same terms & conditions, provided that the activities to be carried out by such sub-lessee/assignee transferee company/entity) is not in contravention of the Rent

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Permission granted by the Authority and only after the Lessee having informed to the Lessor in writing in that regard mentioning the name of such third party to whom the Lessee proposes to sublet/sub-lease/assign/transfer the Demised Premises. The terms and conditions settled between the Lessee and the third party would require the Lessor’s prior approval, which the Lessor should not withhold unreasonably provided however, that the provisions of the agreement entered into between the Lessee and such affiliate third entity do not conflict with the terms and conditions of this Deed entered into between the Lessor and Lessee, and/ or dilute the rights and interest of the Lessor in the Demised Premises and that the Lessee shall be required to share premium generated (if any) from such third party on 50% : 50% basis with the Lessor. In the event of sublease, as aforesaid by the Lessee, the sole responsibility of the payment of Rent to the Lessor will be that of the Lessee only.

xiii.	The Lessee may permit any of its sister, associate, affiliates or group companies to use the Demised Premises or part thereof after giving prior intimation in writing to the Lessor, subject to the condition that the Lessee shall directly be solely and entirely responsible for such third party complying with all the provisions of this Deed.

xiv.	The Lessee may assign its rights and liabilities in the Demised Premises to any of its affiliates or to its subsidiary company and upon providing satisfactory evidence of the same to the Lessor and provided that such assignment is in compliance with rules and regulations of Noida Authority and any cost arising to be paid to Noida Authority in order to obtain necessary permission from Authority for such transfer/assignment by the Lessee shall be borne by the Lessee.

xv.	The Lessee shall be allowed to display its name board/ neon sign boards etc., in the ground floor lobby as per the format and size permissible for all other Clients by the Lessor and at the Building main entrance on totem pole subject to the norms being in force from time to time by the Lessor. Any additional Signage display, particularly on front wall of Building Premise, may be put up only subject to mutual understanding between the Parties regarding payable charges and size etc.

2.	Lessor’s Representations, Warranties and Covenants:

The Lessor Represents warrants and covenants that:

i. The Lessor is the legal, rightful and absolute Owner of the Demised Premises as contemplated vide Clause A & B herein above, including all the Amenities & facilities as being included in the List of Assets (Annexure-I), and shall obtain the requisite and necessary approval to sub-lease the Demised Premises to the Lessee before the Rent Commencement Date.

ii. The Premises is presently free from any lien, charge, mortgage, or encumbrance, of whatsoever nature, except for the lien charge created in favor of its Bank Vijaya Bank. Noida Complex, Noida (U.P.) 201 301 Br. only to the extent of O/s Loan amount of about Rs.11.70 Cr. The Lessor agrees and confirms that in the event the Lessor intends to mortgage or create any encumbrance or in

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any manner alienate the said Building and/or the Demised Premises at any future date, such mortgage or encumbrance will not in any way affect the rights of the Lessee under this Lease Deed including their conducting of Permitted Activities as stipulated herein and that the Lessee will be free of any liability with regard to such mortgage, lien or any other encumbrance.

iii. The Lessor is fully responsible for obtaining the required & necessary permissions from the Local and Other Authorities to rent out the Demised Premises, including but not limited to obtain the necessary rent permission in respect of leasing the Demised Premises to the Lessee for carrying out the Permitted Activities. The Lessor represents warrants and covenants that the carrying out of the Permitted Activities by the Lessee from the Demised Premises is not in contravention of any regulation or other rule/ direction/ order/judgment having the force of law.

iv. The Lessor is not and shall not be in breach of any covenant, rule, regulation, or Law that may or will affect the peaceful and quiet enjoyment/ occupation of the Demised Premises by the Lessee.

v. The Lessor shall pay all municipal taxes and any further increase/s thereof to the respective and appropriate local authorities save and except for electricity, water, maintenance charges and telephone consumption/ usage charges in respect of the Demised Premises which the Lessee is to pay from the date of physical possession of the Demised Premises.

vi. The Lessor will provide access to the members of the staff of the Lessee i.e. its employees, servants, agents, workmen, visitors, customers, clients, contractors and all other person having business with the Lessee for the purpose of free ingress and egress to and from the main entrance of the Building, subject to any such person(s) not causing any threat to maintaining of overall security arrangements in the Building Premise.

vii. The Lessor shall ensure that other occupants of the Building do not cause any interference or disruption, without genuine reason and cause, in the use and occupation of the Demised Premises by the Lessee.

viii. Upon the Lessee carrying out its obligations hereunder including the obligation to pay and discharge its liabilities for compensation and other payments as aforesaid, the Lessor or any other person claiming through it shall not interfere with or disturb the use by the Lessee of the Demised Premises.

ix. The Lessor has not done or omitted to do any act, matter, deed or things and shall not do or omit to do any act, matter, deed or things whereby the lease in respect of the Demised Premises shall become void or voidable or be affected in any manner or cancelled or revoked or determined.

x. In the event that the Demised Premises or any structural part thereof including fit outs provided by the Lessor therein shall be destroyed by the fire, earthquake, war, civil disturbance, or other casualty, beyond the control of the Lessee, the Lessor shall get the damaged Demised Premises repaired immediately at its own expenses.

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XIV.	INSPECTION OF THE DEMISED PREMISES:

1.	The Lessor or its designated representative shall have the right from time to time during the normal business hours on any working day, with prior notice in writing of at least twenty four (24) hours to the Lessee, for the purpose of inspection or providing maintenance services, provided that such entry would not in any way interfere with or impede the operations of the Lessee.

XV.	SALE/TRANSFER OF THE DEMISED PREMISES OR /CREATION OF CHARGE:

1.	The Lessor shall have the right to sell or transfer the Demised Premises along with Amenities & Facilities therein, in part or in full, during the Term to any third party (ies). provided that;

i. such third party (ies) shall be bound by and adhere to the terms and conditions of this Deed to ensure uninterrupted and peaceful enjoyment of the Demised Premise by the Lessee for the Term, and

ii. the Lessor shall ensure that such third party (ies)/ transferee issues a letter in favour of the Lessee confirming that the terms and conditions herein and in the other aforesaid documents, shall be binding on it and that the transferee acknowledge the IFSD paid by the Lessee to the Lessor, whose benefit shall be transferred to the transferee. It is clarified that the sale or transfer in any manner of the Demised Premises or any right there in shall not constitute the termination or extinguishment of the instant Lease.

XVI.	INTERIORS:

1.	The Lessor has provided in the Demised Premises, the Facilities and Amenities as per the List of Fit-outs and Assets as per Annexure I. In addition to that, the Lessee may carry out. at its own cost, further interior decoration and other works in the Demised Premises to suit its requirements such as cabling for telecommunication, intercom and computer systems, built-in storage systems. including computers, modern office automation systems, false partitions, laying of loose/fixed furniture etc in accordance with the permission of municipal regulations as may be applicable thereto, provided further, that the Lessee shall not carry out any structural changes in the Demised Premises or changes in the external elevation of the Demised Premises.

XVIII.	INDEMNITY:

1.	Each of the Lessor and the Lessee agree and undertake to indemnify and keep the other Party harmless for the breach of any of the representations, warranties, covenants and the terms of this Deed, including without limitation, the representations, warranties and covenants set forth in Clause XIII of this Deed. Such indemnity shall be in addition to all the other remedies available to the either of the Party under the Law.

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XIX.	TELECOM

1.	The Lessor will co-operate with the Lessee through documentation in obtaining voice telephone connections. ISDN lines and International Private Leased Circuit for the Demised Premises, subject to such service provider agreeing to terms as may be required by the Lessor.

2.	The Lessor agrees to cooperate with the Lessee in providing a right of access, to one or more of the service providers, to the Building and/ or the Demised Premises without any encroachment, hindrance to any third party appointed by the Lessee for the purpose of providing such telecom services to the Lessee subject to such third party service provider agreeing to terms as may be required by the Lessor.

3.	The Lessor further undertakes to make available provisions for optical fiber ducts/ connectivity to the Building and/ or the Demised Premises, and if feasible, through two different routes.

XX.	MISCELLANEOUS:

1.	Notices:

Any notice or other communication from one Party to the other Party shall be made in writing in the English Language and shall be delivered by hand or sent by speed-post/registered post to the address of the Party set forth below and shall be marked for the attention of the person therein referred to. All notices and communications shall be deemed received upon: (a) actual receipt thereof by the addressee; (b) actual delivery thereof to the appropriate address.

To the Lessor:

Address: M/s. Akshay Vanijya & Finance Pvt. Ltd.,

D-5, Sector 59, Noida (U.P.)

Attention: Mr. Anjan Das,

Phone: 0120 4066200

To the Lessee:

Address: TV 18 Home Shopping Network Ltd.

7th Floor, FC 24, Film City, Noida 201307

Attention: Mr. Raman Gulati

Phone: 0120 469 1600

Any Party hereto may change the foregoing address and telephone number upon intimating through notice to the other Party.

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2.	FORCE MAJEURE:

Notwithstanding anything contained hereinabove, if for any reason, during the Initial Term or renewed Term, if there occurs an event, which includes, but is not limited to, earthquake, floods, tempest lightning, terrorist attacks, violence of any army or mob or enemies of the country or by any other irresistible force or any other natural calamity or act of God or by the orders of any statutory authorities, which renders the Premises unfit for the purpose for which the same was leased for more than continuous period of 10 (Ten) days, the Lessee shall notify the Lessor in writing about the same and shall have right to either suspend the payment of Rent and the Common Maintenance Charges for the period of prevalence of Force Majeure condition(s) OR to terminate this Deed anytime after further 5 (Five) days of continuous occurrence of Force Majeure conditions without any future liability to the Lessee, in any manner whatsoever.

3.	SUCCESSORS AND PERMITTED ASSIGNS:

Each provision of this Deed shall extend to, bind and inure to the benefit of Lessor and Lessee and their respective successor/s, nominees and permitted assigns; and all references herein to Lessor and Lessee shall be deemed to include all such Parties.

4.	PROPERTY TAXES AND INSURANCE:

(a) The Lessor hereby confirms to and for the benefit of the Lessee that currently there is no incidence of properly tax on the Demised Premises. All escalations in and fresh levies of property tax imposed by the appropriate authority as may be applicable to the Demised Premises shall be paid and borne by the Lessor.

(b) The Lessor shall insure the Building and the Demised Premises with fit outs and Assets, which are provided therein by the Lessor, against all the normal perils. The Lessee shall be responsible to appropriately insure for all its own items, equipment and liabilities while using & occupying the Demised Premise.

5.	STRUCTURAL REPAIRS:

(a) The Lessor, will be responsible for any major structural repairs including to the interior and exterior structure of the Building.

(b) The Lessee shall inform the Lessor for any structural repair, if necessary.

(c) In case of any damage caused by the Lessee or its agents or its visitors to structure of the Building including any or whole of common amenities and/or utilities, the Lessee shall be required to forthwith reimburse costs in connection with the repair of such damage and shall keep Lessor indemnified in this respect.

6.	ENTIRE AGREEMENT:

This Deed and Annexures attached hereto and which are hereby made part of this Deed represent the complete and entire agreement between the Parties with respect to lease of the Demised Premises. Any amendment to this Lease Deed shall be valid and binding only if it is executed and signed by authorized signatories of both the Parties.

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7	MATERIAL BREACH:

“Material Breach by the Lessor” shall mean any act or omission by the Lessor, its employees or agents which adversely affects the ability of the Lessee to enjoy the Demised Premises in the manner envisaged herein or the rights or interest of the Lessee in the Demised Premises or any misrepresentation under this Lease or material breach of the terms and conditions of this Lease by the Lessor and, where such breach is capable of being remedied, it has not been remedied by the Lessor after having been called upon by the Lessee to do so within period of 45 (forty five) days from the date of written notice or any longer period as mutually agreed between the Parties in writing;

“Material Breach by the Lessee” shall mean a failure on part the Lessee to pay the monthly Rent including Maintenance Charges for a consecutive period of 3 (three) months.

8.	SEVERABILITY:

If any term, provision or condition of this Deed shall, to any extent, be finally adjudicated to be invalid or unenforceable, the remainder of this Deed (or the application of such term, provision or condition to persons or circumstances other than those in respect of which it is finally adjudicated to be invalid or unenforceable) shall not be affected thereby and each and every other term, provision and conditions of this Deed shall be valid and enforceable to the fullest extent permitted by Law.

9.	CAPTION:

The headings and titles in this Deed are for convenience only and shall have no effect upon the construction or interpretation of this Deed.

10.	NO WAIVER:

No waiver of any provision of this Deed shall be implied by any failure of either Party to enforce any remedy on account of the violation of such provision, even if such violation be continued or repeated subsequently, and no express waiver shall affect any provision other than the one specified in such waiver and that one only for the time and in the manner specifically stated.

11.	ONLY LESSOR / LESSEE RELATIONSHIP:

Nothing contained herein shall be deemed or construed by the Parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the Parties hereto or any other relationship, other than the relationship of the Lessor and the Lessee.

12.	DISPUTE RESOLUTION:

i. Any dispute, difference or claim, that is not settled within fifteen (15) business days of the date on which such dispute, difference or claim is raised, arising out of or in connection with this Deed including the construction, validity.

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execution, performance, termination or breach hereof (a “Dispute”) shall be referred to final and binding arbitration under the Arbitration and Conciliation Act, 1996, as amended from time to time (the “Arbitration Act”). Such arbitration shall be held in New Delhi. All proceedings of such arbitration shall be in the English language. The Parties agree that the Dispute shall be adjudicated by a single arbitrator mutually agreeable to and appointed by the Parties.

ii. In the event, the Parties fail to appoint a single arbitrator, the Parties shall appoint one (1) arbitrator each. The two arbitrators so appointed shall appoint one (1) more arbitrator so that the total number of arbitrators shall be three (3). The third arbitrator so appointed by the two (2) arbitrators shall act as the presiding arbitrator. In the event of a Party failing to appoint an arbitrator or the two (2) arbitrators failing to appoint the third arbitrator as provided hereinbefore, such arbitrators shall be appointed in accordance with the Arbitration Act. The award given by the majority of the arbitrators shall be final, conclusive and binding upon the Parties.

iii. All reasonable out-of-pocket expenses (including, without limitation, reasonable attorneys’ fees) incurred by any Party in connection with any Dispute will be paid by the other Party in accordance with the directions of the arbitrators.

iv. Notwithstanding any other provision of this Deed, either Party shall be entitled to seek injunctive or other provisional relief from any court of competent jurisdiction pending the final decision or award of the arbitrators.

13.	STAMPDUTY & REGISTRATION:

This Agreement has been executed on Rs. 100/- Non Judicial Stamp in original in two Sets, both constitute as being same agreement and whereby one Set in Original shall be retained by either of the Parties herein.

The Parties shall get this Deed registered during the Initial Term and, the Lessor and the Lessee shall bear and pay the stamp duty and registration fees/ charges and incidental charges payable on registration of this Deed in equal ratio of 50:50. The original of this Lease Deed shall be retained by the Lessor & the Lessee may obtain certified copy of the same, at its own cost & expenses, from the Office of the Sub Registrar, Noida.

14.	CONFIDENTIALITY:

i . The Lessor and Lessee agree to treat all Confidential Information as confidential, both during and after the Term of this Deed. For the purpose of this Deed “Confidential Information” means, to Lessor, all information and material to which Lessor has access in connection with the lease provided hereunder including, but not limited to, (i) all developments, (ii) all software, documentation, financial, marketing and customer data and other business information, (iii) all process, documents, requirements and instructions provided by Lessee to the Lessor in connection with the lease, and (iv) any other material or information that is either marked as confidential or is disclosed under circumstances that one would reasonably expect it to be confidential.

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“Confidential Information” means, to Lessee, any material or information disclosed by the Lessor to Lessee that is either marked as confidential or is disclosed under circumstances that one would reasonably expect it to be confidential.

ii. At all times, both during the Term of this Deed and after its termination, the Parties will keep in confidence and trust, and will not use or disclose, any Confidential Information without the prior written consent of other, except as specifically authorized by other Party in writing. All Confidential information furnished to the Lessor shall remain solely the property of Lessee.

iii. The Parties agree that the obligation / restriction setout in this clause shall not apply to any portion of Confidential Information which:

a. was already in the lawful possession of the receiving party and at its free disposal before the disclosure by the disclosing party:

b. is or becomes generally available to the public in printed publications in general circulation through no act or default on the part of the receiving party or the receiving party’s employees, or

c. is required to be disclosed to a Government body or Court of competent jurisdiction provided a reasonable prior notice of such disclosure is given to the other party.

15.	GOVERNING LAW:

This Deed will be governed and construed in accordance with the laws of India.

IN WITNESS WHEREOF the Parties hereto have hereunto set and subscribed their respective hands to these presents the day, the month and the year first hereinabove written:

FOR AND ON BEHALF OF AKSHAY VANIJYA & FINANCE Ltd.		FOR AND ON BEHALF OF TV18 Home Shopping Network

/s/ ANJAN DAS		/s/ RAMAN GULATI
Authorized Signatory		Authorized Signatory

Witnesses:

Signature:	/s/ AKSHAY DHAL	Signature:	/s/ NAND KISHORE
Name:	AKSHAY DHAL	Name:	(NAND KISHORE)
Address:	E-5/1 Second Floor Malviya Nagar New Delhi	Address:	D-2/278, 3rd Pusta Sonia Vihar, Delhi-94

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CERTIFIED TRUE COPY OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS OF THE COMPNY HELD ON FRIDAY, 30TH DAY OF MARCH 2007 AT EXPRESS TRADE TOWER, SECTOR- 16A, NOIDA-201301, U.P.

“RESOLVED THAT in partial modification of earlier resolution passed by the Board severally authorizing Mr. Sandeep Malhotra and Mr. Raman Gulati to enter into business agreements/ arrangements with the vendors/ suppliers/ marketing agencies and also to enter into residential lease agreements for and on behalf of the Company, Mr. Atrash Aman, V.P. – Marketing of the Company is also authorised severally to enter into all such agreements/ arrangements in addition to the existing authorised signatories.

RESOLVED FURTHER THAT Mr. Atrash Aman, V.P. – Marketing of the Company be and is hereby severally authorised in addition of the existing authorised signatories to sign, seal and execute all the agreements of the aforesaid nature and to do any act(s), deed(s), matter(s) and thing(s) as are necessary, incidental or ancillary thereto.”

Certified to be true
For TV18 Home Shopping Network Limited

/s/ ROSHNI TANDON
Roshni Tandon
Manager Compliance
& Company Secretary

TV18 Home Shopping Network Limited

7th Floor, FC-24, Sector 16A, Film City, Noida 201 301, Uttar Pradesh, India

T +91120 4341818 F +91120 4324110 W www.homeshop18.com

Regd.office: 503, 504 & 507, 5th Floor, ‘Mercantile House’, 15, Kasturba Gandhi Marg, New Delhi 110001, India

Exhibit 10.6.1

[One Hundred Rupees India Non Judicial stamp]

Agreement

This agreement is made at Delhi on this 21st day of June 2008

Between

TV18 Home Shopping Network Ltd, a company registered under the provisions of the companies act, 1956, having its registered office at at 601, 6th floor, Commercial Tower, Hotel Le-meridien, Raisina Road, New Delhi—110 001 and office at 7th floor, FC24, Film City, Sector 16A, Noida 201301 (hereinafter called ‘HS 18’) which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns of the one part

and

M/s Magus Customer Dialog Pvt. Ltd. (hereinafter referred to as the ‘Magus’) with registered office at—Cristu Complex, 3rd and 4th Floor, No. 41 Lavelle Road, Bangalore 560 001.

(in this agreement, wherever the context so requires, Magus and ‘HS 18’ are collectively referred to as “parties” and individually as “party”)

Whereas

(I)	‘HS 18’ is inter-alia engaged in the distribution and marketing of merchandise and services through various marketing means.

(II)	Magus represents that it has 1500+ call centre seats and working for world renowned companies. It is providing 24x7x365 services to its clients and managing service level agreements necessary.

(III)	Based on the above representations, ‘HS 18’ wishes to avail the Sale / Call Centre services of Magus on the terms and condition set out herein.

Now this Agreement witnesses and it is agreed by and between the parties hereto as under:

1.	Definition

In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

Agreement	means this agreement along with its annexure and enclosures and includes any modification hereof.

Call	means telephony / web contact made by a Customer or prospective customer on ‘HS 18’s sales centre / call centre numbers / also Outbound Calls Made to Customers/Prospective Customers for the purpose of the Sales and Services hereunder.

Customers	means ‘HS 18’s customers and includes prospective customers and other persons who may contact HS 18 through any written / verbal mode or whom the TSE’s may call.

Data	means all information and data provided by ‘HS 18’ (whether through access to any system or otherwise) to Magus from time to time for the purpose of the Services hereunder.

Tele Sales – Executives (TSE)	means Magus’s employee in the Call Centre for providing the Services.

Property	means all discussions, documents, papers, drawings, diagrams, discs, tapes, technology, know-how, procedures, system floppies, CDs, data and other information of whatever nature pertaining to / owned by ‘HS 18’ (whether in physical form or otherwise), whether generated at the premises of ‘HS 18’ or disclosed by ‘HS 18’ to Magus or which may come to the notice of Magus (in any form including in writing, electronically, computerized, orally or otherwise) including, without limitations:

: 2 :

(a)	The Data including all information/ data relating to HS 18’s customers (including call details, customer statistics, price specifications, Products), technology, know-how software programs, techniques, scientific data and information relating to ‘HS 18”s business, trade secrets, transactions or affairs of the ‘HS 18’, services being rendered, products and product lines, past/present / future plans for their business for improving their services, for extending their business and product lines and discussions on future services; and

(b)	The terms of this Agreement or any other Agreement / document signed/ to be signed by or between the Parties here to and the provisions thereof.

Services	means services provided by Magus to ‘HS 18’ as described in clause 2 hereof.

Workstation	means workstation in the Call Centre duly equipped with a Desktop Computer (PC), a voice connection with an instrument or such other equipments or other necessary facilities as may be required for the purpose of receiving, Dialing and answering call or other interaction from Customers, pursuant to this agreement.

Interpretations

(a)	Wherever the context so requires, words (including the words defined herein) denoting the singular number only shall include the plural and vice versa and words importing a gender shall include other gender.

(b)	The term person includes natural and artificial persons.

(c)	Unless the context otherwise requires, references to a clause and / or Annexure is to a clause of and / or Annexure of this Agreement.

2.	Scope of Services

2.1	Magus shall provide its call handling services. Details of the services requirements, specifications and Service Level Agreements (“SLA”) are set out in Annexure-A.

2.2	Magus shall meet with the requirements of Call handling services Annexure-B

2.3	For the purpose of providing the Services as mentioned above, Magus hereby undertakes and confirms that:

(a)	the Calls will be handled by only duly trained and skilled TSE’s. For this purpose, Magus shall make necessary arrangements to hire TSEs from various sources (like campus, placement firms, job fairs, colleges, walk-ins through advertisements etc.) and train them Scope and module of such training shall be decided in consultation with ‘HS 18’. The TSE’s shall have required qualification and skills, including fluency in English / Hindi / other regional languages, to handle the work of call handling services.

(b)	the TSE’s shall be instructed not to misrepresent to the Customers regarding any fact or matter while conversing with the Customers.

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(c)	the initiative is to offer Sales Centre services for inbound and outbound calls, handling e-mails and SMS or any other mode of customer interaction excluding field interactions.

(d)	Magus will be required to attend calls pertaining to Pre Sale enquiries, Sales Generation & Order Taking, Upselling products, handling customer queries during the selling life cycle, Handling post sales customer calls for Complaints, general information dissemination etc.

(e)	reports in respect the Calls handled shall be submitted to ‘HS 18’ on daily, weekly and monthly basis in the manner and written format as given by HS 18 in consultation with Magus from time to time as per the needs of HS 18.

(f)	the performance of the TSE’s shall be regularly supervised and monitored and constructive feed back will be given to improve their performance for the Services. Developing of training modules and training will be imparted by Trainers of Magus to the Sales Centre Staff.

(g)	Magus shall follow high standards of trade ethics while discharging their obligations under this Agreement and it shall not indulge (directly or indirectly) in any act and or omission which is antisocial, illegal and/ or immoral.

(h)	it shall comply with all statutory requirements of the Laws, including,, Shop & Establishment Act, Registration under DNC, Professional Tax, Service Tax etc and all other Laws, as may be required for rendering the Services covered under the purview of this agreement (including, without limitation, all requirements under any law, rules and regulations as may be applicable in respect of the Call handling services specifically requirements under labour and welfare laws).

(i)	staff ratio as per Annexure C.

(j)	arrange transportation of its staff to the Call Centre premises of HS 18 as required for smooth functioning of the operations.

(k)	Magus will keep the infrastructure and the facilities of HS 18 in good working condition, securely and not damage or loose any infrastructure provided. This is subject as to normal wear and tear.

(l)	Magus staff will be required to work under the staff rules, regulations and code of conduct as mutually discussed and agreed to in writing between Magus and HS 18.

(m)	Magus will provide the services to HS 18 at its premises presently located at FC 24, Film City, Noida.

2.4	For the purpose of the Services to be provided by Magus, ‘HS 18’ will provide (as is required) access to the Log in Data, CRM data, Order Status etc. and the system (“HS 18’s systems”) to the TSE’s of Magus.

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2.5	HS 18 will provide:

(a)	all the required Infrastructure.

(b)	Incur all operating expenses including consumables like stationery, CD’s etc.

(c)	Content for product Training at HS 18 cost

(d)	Tea, Coffee, Water to the Magus Team.

(e)	One months notice for Ramping up and Ramping Down of seat/TSE/staff.

(f)	Access to authorized Magus personnel to relevant Data as mutually decided by Magus and HS 18.

2.6	All the Manpower selected for the Sales Centre would have to be screened and approved by HS 18.

3.	Consideration & Other terms

3.1	Inconsideration of Magus fulfilling its obligations under this Agreement, ‘HS 18’ will pay to Magus as per the Annexure—D:

3.2	The aforesaid fee payable to Magus under this agreement shall be, costs, expenses and charges + service tax which is currently at the rate of 12.36%. In case the government introduces any new taxes other than those currently applicable and increase the % of service tax, the same is liable to be paid by HS 18 to Magus. In case of applicability of Fringe Benefit Tax (FBT) on any of the expenses head which are billable to HS 18, the FBT component will be payable by HS 18 to Magus as handling charges.

3.3	The payment shall be subject to deduction of tax at source (TDS) under section 194 C of the Income Tax Act 1961.

3.4	There would be one weekly off for every CDE, as per the roster decided by the management. The billing will be as per the ACD log-in report, roster & attendance sheet.

4	Invoices

4.1	At the end of every month, Magus will submit a report to ‘HS 18’ regarding the total number of Seats Logged in during the previous month, and based on which Magus shall submit its invoice to ‘HS 18’ for the Services provided in the previous month along with the daily, weekly and monthly reports which will form the basis of the Services provided by Magus.

4.2	‘HS 18’ shall be entitled to verify the reports and the invoice submitted by Magus and may enquire and have its queries clarified from Magus. In case Magus fails to clarify the queries made by ‘HS 18’ in respect of an invoice, then ‘HS 18’ may at its discretion withhold the payment of the entire compensation pertaining to the invoice under query or part thereof till its queries are satisfied. ‘HS 18’ shall make payment within 15 days of receipt of invoice if there is no dispute regarding invoice.

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4.3	Any changes in the bill will be adjusted by way of a Credit Note or a Debit Note and bills cannot be cancelled once raised, which can be adjusted in the subsequent month payment.

5	Term and Termination

5.1	This Agreement shall be for a period of 24 months commencing from 1.2.08 unless terminated earlier as provided hereunder.

5.2	‘HS 18’ may, at its sole discretion, extend the term of this Agreement for such period and on such terms and conditions as mutually agreed upon by the Parties.

5.3	Either Party shall be entitled to terminate this agreement, at anytime, by giving 90 days written notice for the termination of the contract.

5.4	Notwithstanding any thing contrary contained herein, ‘HS 18’ shall be entitled to terminate this Agreement forthwith in the following cases:

(a)	If Magus and / or any of its directors/ partners, employees, agents or associates is found to be involved in any immoral or criminal activity including fraud, mis representation and or breach of trust.

(b)	If Magus is not able to provide the services as per terms of this agreement and HS 18 gives a written notice for rectification/improvement and the same is not still rectified by Magus.

(c)	If there is any change in the Executive (working) Directors / Management of Magus from those who are appointed as on date of this agreement and which could affect the working / service of this agreement.

(d)	Non adherence to the confidentiality clause given below in clause 6.

(e)	In the event of termination / closure of the agreement, to ensure business continuity, HS 18 agrees that it shall provide services its Executives working on HS 18 process to any alternative service provider at the request of HS 18, then HS 18 to pay Magus at the rate of last month CTC salary for each Tele Sales Executive before the TSE joins to anyother service provider approved by HS 18. For Team Leader and above positions, 15% of the last month CTC salary drawn is payable.

6	Confidentiality

6.1	Magus including its staff and TSEs shall not use or divulge or disclose in any manner any Proprietary Information or any part thereof to any person (other than those whose province it is to know the same) or as permitted or contemplated by this Agreement or with the written authority of ‘HS 18’.

6.2	Magus shall strictly adhere to the non-disclosure provisions contained here in and shall ensure that its directors, employees, staff etc. are aware of and comply with the confidentiality provisions contained here in and shall indemnify ‘HS 18’ against any loss or damage which ‘HS 18’ may sustain or incur as a result or any breach of confidence by any of Magus’s employees subject to a maximum of -25% of average 3 months monthly billing. In addition HS 18 has the right to terminate this agreement in case the confidentiality clause is not adhered to.

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6.3	If Magus becomes aware of any breach of confidence by any of its employees, it shall promptly notify ‘HS 18’ and Magus shall give all reasonable assistance in connection with any proceedings, which ‘HS 18’ may institute against any such employees.

6.4	Magus understands and agrees that it does not acquire by implication or other wise any right in or title to or any license in respect of information disclosed to it by ‘HS 18’ and accordingly, Magus here by undertakes as follows:

(i)	Use the greatest degree of care to avoid unauthorized dissemination or publication of “Proprietary information” disclosed by ‘HS 18’

(ii)	Use the “Proprietary Information” only for the permitted purposes.

(iii)	Not make copies of “Proprietary information” other than for the permitted purpose.

(iv)	Ensure that “Proprietary information” is kept secured on its premises.

(v)	In the event of Magus becoming aware of any unauthorized copying, disclosure or use of the confidential information, forthwith notify ‘HS 18’ there of and if requested take such steps as shall be necessary to prevent such further unauthorized copying, disclosure or use.

7	Exclusivity

7.1	It is expressly agreed that ‘HS 18’ shall, at all time, be at liberty to engage any other person in addition or substitution to Magus for the Services without reference to Magus.

7.2	Its also agreed that this arrangement between Magus and HS 18 will be on non-exclusive basis for Magus. Exclusivity will be limited to the premises and Team. However, if Magus makes any arrangement or ties up with any competing activity (Homeshopping /Virtual retail) of a national player in India, then Magus is required to first inform HS 18 of same in writing. Magus will take up this assignemnt only if HS 18 gives a NOC. If HS 18 has an objection and Magus still takes up the assignment, HS 18 will have the right to terminate this agreement as per the termination clause in the agreement.

8	Trade marks and Trade names

8.1	Magus does hereby acknowledge and confirm that all intellectual property rights in respect of and relating to the trademarks, service-marks, copyrights, tradenames, any of ‘HS 18”s brand name “HS 18 Shop “HS 18” etc. or any part thereof (here in after collectively referred to as “Intellectual Property”) are owned by / licensed to/ possessed by / belonging to ‘HS 18’ and nothing contained in this Agreement shall be deemed to authorize Magus to use or give any right in respect of any of the Intellectual Property of ‘HS 18’.

8.2	Magus shall not use in any manner whatsoever, any of the Intellectual Property, registered or unregistered except as expressly authorized by ‘HS 18’ in writing and restricted to the purpose/ period thereof.

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8.3	Magus shall strictly comply with ‘HS 18”s requirements and specifications relating to display of any logo, trademark, copyright relating to the Intellectual Property.

8.4	Upon expiration or termination of this Agreement for any reason, Magus shall immediately cease and desist for all time from any use of or reference to the Intellectual Property as aforesaid or any part thereof and to any or all representations, director indirect, that it is providing the Services to ‘HS 18’.

8.5	Magus agrees not to do any thing whatsoever which might impair ‘HS 18”s right, title or interest in or to the Intellectual Property and agrees that it shall not acquire or attempt / deemed to acquire any right, title or interest, license in or to any of the Intellectual Property of ‘HS 18’.

9	Effect of Termination

9.1	Upon termination of this Agreement, Magus agrees to promptly return to ‘HS 18’ all “Proprietary information”, and all reports and information in its possession and / or any property of ‘HS 18’. which may come in to possession of Magus pursuant to this Agreement. Magus will be paid for all Services that are accepted by ‘HS 18’. Such payments will discharge ‘HS 18’s entire liability to Magus in the event of termination.

9.2	During the period of notification of termination, Magus shall continue to provide the Services and ‘HS 18’ shall settle all its dues for the Services provided by Magus.

9.3	Any ‘HS 18”s property in Magus’s possession at the termination of this Agreement and which Magus received from ‘HS 18’ must be returned to ‘HS 18’ immediately.

10	Assignment

The rights and obligations of Magus assigned here under are specific to Magus and Magus shall not, without ‘HS 18”s prior written consent, assign, charge or otherwise transfer or delegate or share any provision of this Agreement.

11	Rights of HS 18

11.1	‘HS 18’ shall be entitled to inspect the Call Centre provided therein and also have access to all document/s, record/s and or correspondences of Magus with regard to the Services, with prior written notice to Magus

12	No Third Party Obligation

12.1	It is here by expressly agreed and clarified that the relationship between ‘HS 18’ and Magus is on principal-to-principal basis and neither party is, nor shall be deemed to be, an agent/ partner of the other. Nothing in this Agreement shall be construed to render Magus a partner or agent of ‘HS 18’.

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12.2	Nothing in this Agreement is intended or shall be construed to authorize either Party to create or assume any liability or indebtedness of any kind in the name of, or on behalf of the other Party or to act for or be responsible for the performance of the other Party in any manner except and to the extent expressly provided in this Agreement.

12.3	Notwithstanding anything contrary contained here in, Magus shall not, without ‘HS 18”s prior specific approval / consent in writing, assume or create any obligations on ‘HS 18”s behalf for incur any liability on behalf of ‘HS 18’ or accept any term or contract binding upon ‘HS 18’.

13	Notice

13.1	All notices, requests and other communications, which shall be or may be given pursuant to this Agreement shall be sent by registered mail and / or personal delivery and / or courier and shall be addressed to the Parties here to at their respective offices.

13.2	Such notices, requests and other communications shall be deemed to be received and made effective when duly arrived at the other Party’s address.

13.3	Any alteration or change in the addresses of each of the Parties here to shall be notified in writing to the other Party here to without undue delay.

14	Representations and warranties

14.1	‘HS 18’ here by represent to Magus that all representations passed on to Magus under this Agreement is true and factually correct and ‘HS 18’ is authorized to pass on such information to Magus.

14.2	Magus here by represents and warrants to ‘HS 18’ that:

(a)	it has all the requisite consents, licenses and permissions to

(i)	enter in to this Agreement; and

(ii)	carry out the obligation set out in this Agreement and it shall keep all such consents, licenses and permissions renewed and valid at all times during the continuance of the Agreement.

(b)	the Services rendered here under shall not violate any law, rules, regulations or any order of government or any authority nor shall be inconsistent with any instrument and / or document executed by Magus or in which Magus is a Party whether directly or indirectly.

(c)	it shall maintain the Call Centre at all times in proper functional state duly equipped with necessary, resources, and facilities (including well trained staff / employees) as may be required for carrying out its obligation under this Agreement; and

(d)	it shall comply with all statutory requirements as may be required under laws, rules and regulations (including any order / notification of any authority / court / tribunal etc.) in respect of its employees / staff and as may be applicable to perform its obligations under this Agreement.

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15	Indemnification

Magus agrees to defend, indemnify, and keep ‘HS 18’ indemnified and harmless at all times (including assisting HS 18 to resolve any claim, demand, damage from a third party), from and against any and all claims, demands, damages, assertions of liability whether civil, criminal, tortuous or of any nature whatsoever, arising out of or pertaining to or resulting from any breach of representations and warranties made by Magus and / or breach of any provisions of this Agreement, including but not limited to any claim from third party pursuant to any act or omission of Magus in the course of discharge of its obligations under this Agreement (it is clarified that the term ‘third party’ also includes the customer, any employee / staff or ex-employee / staff of Magus), subject to a maximum of 25% of average 3 months monthly billing.

16	Limitation of Liability

Except as expressly provided in this Agreement and without prejudice to the provisions of indemnification contained herein, neither Party will be liable to the other for any lost revenue, lost profits or other incidental or consequential damages based on any breach or default under this Agreement.

17	Miscellaneous

17.1	No amendment or change hereof or addition hereto shall be effective or binding upon any of the Parties, unless the same is reduced in writing with specific reference to this Agreement and executed by the duly authorized representatives of both the Parties hereto.

17.2	In the event that any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions of this Agreement will remain in full force and effect.

17.3	All Proprietary Information contemplated herein shall be delivered up by Magus to ‘HS 18’ with in a three days or any other time as required by ‘HS 18’ due to exigencies of situation, whichever is earlier, in the following cases:

a)	If Magus is found in breach of any provisions of clause 6 and/ or 7 and/ or 8 of this Agreement; or

b)	On termination, cancellation / expiry etc. of this Agreement.

17.4	In the event of expiration or termination of this Agreement, for any reason whatsoever shall not effect any obligation of either party having accrued under the Agreement prior to the expiration or termination of the agreement and such expiration or termination shall be without prejudice to any liabilities of either party to the other party existing at the date of expiration or termination of the agreement.

17.5	At no point of time shall Magus has / deem to have any right, lien, interest, charge etc. on the all information / documents / records received from ‘HS 18’ or those meant for ‘HS 18’ as per this Agreement, or any reason what so ever. It is under stood that ‘HS 18’ shall have owner ship of the same at all times and Magus shall be a trustee of the same for the benefits of ‘HS 18’.

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18	Force Majeure

Neither party shall be liable for any delay or default in performing any of its obligations under this Agreement if such delay is due to bandh, strikes, riots, natural calamities, any other act of God or unforeseen circumstances.

19	Arbitration

19.1	In the event any disputes, differences or controversies should arise between the Parties here to out of or in connection with the provisions of this Agreement, or any action taken here under, the parties here to shall thoroughly explore all possibilities for an amicable settlement. In case amicable settlement cannot be reached, such disputes, differences or controversies shall be referred to arbitration in accordance with the provisions of the Arbitration and Conciliation Act, 1996 including any amendment or re-enactment thereof.

19.2	The proceedings of such arbitration shall be conducted in English language and the venue of such arbitration shall be at Delhi.

19.3	The award of such arbitration shall be final and binding up on the Parties here to.

20	Jurisdiction

This Agreement shall be governed in accordance with the laws of India.

This Agreement is subject of the exclusive jurisdiction of courts at Delhi.

In witness where of the Parties hereto have hereunto caused this Agreement to be executed in duplicate by their duly authorized representatives on the day and year first hereinabove mentioned.

For and on behalf of	For and on behalf of

Magus Customer Dialog Pvt. Ltd.	TV18 Home Shopping Network Ltd.

/s/ S. JAMBUNATHAN	/s/ RAMAN GULATI

Name : S. JAMBUNATHAN	Name : RAMAN GULATI
Title : MANAGING DIRECTOR	Title : VP - Finance & Ops.

Witness: /s/ Geeta Subramanium	Witness: /s/ Hitesh Kakar

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Annexure-A

Service Level Agreement (“SLA”)

Magus here by agrees and confirms that the Call handling Services shall be Provided as per the following standards:

Apart from the above ‘HS 18’ shall be entitled to set new SLAs in writing from time to time with regard to the quality, quantity and any other such parameters on mutually agreeable terms.

Annexure-B

To provide the Services as contemplated in this Agreement, Service Provider shall be responsible for the call handling services as under:

1	Call Centre shall be provided with all necessary resources as per the requirement of the Services, including without limitation the following:

(a)	adequate number of skilled TSE’s (all tele calling agent, team coaches, supervisors, quality analysts and trainers)

(b)	good working environment and amenities for TSE’s; and

(c)	adequate number of supervisors for ensuring the Service Level.

2	Call Centre shall function on 24 x 7 basis, 365/366 days.

3	Reports & MIS

Data will be maintained by Magus & sent across to ‘HS 18’ based on the various call centre parameters on a daily, weekly, monthly & quarterly basis. The said MIS and Reports shall be in the format required by ‘HS 18’.

4	Review Mechanism

Frequency—A weekly & monthly review mechanism shall be put in place for reviewing call centre performance.

5	Weekly

•	Magus shall be required to share performance details with HS 18 on a weekly base through mails.

•	The following details need to be covered in performance detail

•	Maintain record of each TSE’s from the recruitment stage, with various MIS reports etc.

•	Record of log-in hours while working

•	All legal records & compliances up duly dated

•	Report List will be as follows:

6	Monthly

A Monthly Presentation, with the overall performance of the call centre, with the areas of improvement & highlights of the month also needs to be made by Magus before the 7th of the next month to ‘HS 18’.

7	Quality of Resources Deployed

The following qualities should be tested in each of the candidate at the time of hiring:

•	Ability to fluently speak and understand Hindi & English languages

•	Sales Background preferred

•	Graduate is preferable

•	Pro-active and Self-confident

•	Responsible and Responsive

•	Telephone-etiquettes

•	Dedicated and Hard worker

8	responsibilities for managing their TSE’s (indicative list). :

•	Initial Induction along with Soft skills and telephone etiquettes training

•	Collection & Maintenance of all documents from “recruited candidates”

•	Issue offer letters where found appropriate

•	Keep updated records for staff needs and inform the client from time to time

•	Exit formalities

•	All Statutory / legal compliances with regards to—its employees.

•	On time salary to its employees.

•	A physical verification and reference check of all new recruits shall be carried our by as per guidelines of HS 18. HS 18 shall reimburse cost of such verification as per mutually agreed terms

HS 18 can add/ delete/ alter any of the above requirements after discussion with Magus on a mutually agreed basis in writing.

Annexure—C

Staff Ratio

S. No	Designation	Staff Ratio
1	Team Leader	1:15 CDE’s
2	Assistant Manager	1:75 CDE’s
3	Operations Manager	1:150 seats
4	Call Auditor	1:45 CDE’s
5	Process Auditor	1:45 CDE’s
6	Recruitment Executive	1:100 CDE’s
7	HR Executive	1:200 CDE’s
8	Admin Executive	1:100 CDE’s
9	Sales Trainer	1:50 Seats
10	Process Trainer	1:50 Seats
11	MIS Executive	1:50 Seats

For the calculation of staff required the calculation will always be on ROUNDUP basis.

Salary Bands

S. No.	Designation	Fixed Salary	Variable	CTC
		8000	2000	10000
		9500	2000	11500
		8500	2000	10500
1	CDE’s	9000	2000	11000	Avg Salary Band
		10000	2000	12000
		12000	3000	15000
2	Operations manager	30000	4000	34000
3	Team Leaders	13000	3000	16000
4	Assistant Manager	19500	3000	22500
5	Call Auditor	12000	3000	15000
6	Process Auditor	12000	3000	15000
7	Sales Trainer	17000	3000	20000
8	Process Trainer	12000	3000	15000
9	MIS Executive	17000	3000	20000
10	Recruitment executive	15000	3000	18000
11	HR Executive	11500	3000	18000
12	Admin Executive	11000	0	11000

Annexure—D

Consideration

The Payment to Magus Customer Dialog Pvt. Ltd. will be made on the actual login hours basis based on the following formula:

(Total Login Hours in the month from the systems + Man-hours in Training during the month) / (8x No. of Days in the month)

Incase the Login hours are not available from the system reports then the attendance will be considered for billing purposes.

For the purpose of calculation of the Man-hours in Training, only those agents who have attended the complete training and have cleared the final certification shall only be considered. Any training dropout / non clearance of the certification after 2nd attempt, shall not be counted in the trained manpower.

In the event when an agent is assigned for a repeat training program, the billing for the same will only be taken in one training batch, any additional time spent in training will not be considered for billing.

The agreed price per seat is also subject to the on floor availability of the support staff in the agreed ratios’ (Refer Annexure—C ). Any shortfall in the same shall be deducted prorata on the desk cost.

The price of RS. 26,500/- per workstation will be paid for every 8 hour X 7 Day seat logged in, excluding breaks. The price includes all costs and expenses including transportation cost and training cost.

The price per 16 hour and 24 hour workstation will be on 8 hour equivalent. The price is applicable for a minimum number of 50 seats or actual manned seats.

Magus will charge service tax @ 12.36% on all its bills. In case the service tax rate is revised, the new revised rates will be payable by HS 18.

The monthly bill will be cleared within 30 days of -acceptance of the bill by HS 18. If the payment is delayed beyond 30 days from date of acceptance, HS 18 is willing to pay the bank interest charges.

Exhibit 10.6.2

[One Hundred Rupees Indua Non Judicial stamp]

ADDENDUM TO THE PRINCIPAL AGREEMENT

This Addendum is made on the             day of             April, 2011 by and the parties, mentioned herein:

MAGUS Customer Dialog Pvt Ltd,

B1/E16 Mohan cooperative Industrial Estate

Mathura Road

New Delhi 110044      i.e. Party of the First Part,

AND

TV18 Home Shopping Network Ltd,

7th floor FC 24

Sector16A, Film city

Noida 201301      i.e. Party of the Other Part

WHEREAS the above said parties entered into on agreement date 21-06-2008 (herein after referred to as Principal Agreement), subsequently the parties (as per clause 5.1 of the Principal Agreement) mutually agree to extend the term of the Principal Agreement.

1)	In pursuance thereof, the following clause/s’ shall be amended and read as part and parcel of the Principal Agreement

Clause 5.1 shall be amended. The addition is to be read as follows:

The Principal Agreement is herby renewed and period thereof extended for further period of 24 months commencing from 1st April 2011 and ending on 31.03.2013

2)	This Addendum does not change or alter any other term and condition’s of the Principal Agreement, other than those stated herein above.

3)	This Addendum would be considered as part and parcel of the Principal Agreement.

4)	In the event of any conflict (to the extent of the amendments mentioned in Para 1 above) between the terms of this Addendum and that of the Principal Agreement, the terms of this Addendum shall prevail.

5)	This Addendum shall be signed by the parties and shall legally bind the parties thereof.

This Addendum is effective from 1st April 2011 of which parties have signed and acknowledged.

Magus Customer Dialog Pvt, Ltd. /s/ S. JAMBUNATHAN Authorised Signatory	TV18 Home Shopping Network Ltd. /s/ RAMAN GULATI Authorised Signatory

2

Exhibit 10.7

August 16, 2012

TV18 HSN Holdings Limited

Diomidous, 10 ALPHAMEGA AKROPOLIS BUILDING,

3rd floor, Flat/Office 401, P.C 2024,

Nicosia, Cyprus

Dear Sirs,

We, Network18 Media & Investments Limited, as the majority shareholder of TV18 HSN Holdings Limited, Cyprus, hereby irrevocably agree that we shall, in the event that TV18 HSN Holdings Limited, Cyprus fails to arrange the required finances by itself, directly provide to your Indian subsidiary, TV18 Home Shopping Network Limited, such financial support as is necessary to enable TV18 Home Shopping Network Limited to fulfill its business obligations in all material respects for a period of up to 12 months from the date of this letter.

This letter is intended to be legally binding and shall be governed by Laws of India.

Thanking you,

Yours faithfully

For Network18 Media & Investments Limited

/s/ R.D.S Bawa

R.D.S Bawa

Group CFO-Network18

Network18 Media & Investments Limited

Regd. office: 503, 504 & 507, 5th Floor, Mercantile House, 15 Kasturba Gandhi Marg, New Delhi- 110 001

Corp. office: Express Trade Tower, Plot No. 15-16, Sector 16A, Noida, Uttar Pradesh- 201 301

Tel # 95-120- 4341818, fax # 95-120- 4324110

Exhibit 10.8.1

Ref.No: CAD/MUM/0025/2012-13

Date: April 23, 2012

TV18 Home Shopping Network Ltd	Network 18 Media & Investments Limited
503, 504 & 507, 5th Floor, Mercantile House,	Express Trade Tower
15 Kasturba Gandhi Marg, New Delhi –110001	Plot No. 15 & 16, Sector 16A, Noida - 201301

Mr. Raghav Bahl

E - 36, Sector - 30, Noida – 201301

Dear Sirs,

With reference to your request for grant of credit facilities, we are pleased to advise that The Ratnakar Bank Limited (“RBL” or “the Bank” or “the Lender”) has sanctioned the following credit facilities (the “Facilities”) to you on the main terms and conditions set out below and other terms and conditions as may be incorporated in the Credit Facility Agreement(s) and other Transaction Documents to be executed shortly,

1	Facility Details

S.No	Facility and Tenor / Validity	Pricing	Margin	Security
1	Facility: Working Capital Demand Loan Amount: Rs 30,00,00,000/- (Rupees Thirty Crores only) Purpose: Working Capital Tenor: Upto 12 months Availability Period: 12 months	Interest Rate: To be decided at the time of disbursement. Minimum rate to be Base Rate. Present Base Rate is 11% p.a. Upfront fees: 1.50% of Facility Amount plus applicable taxes payable prior to first disbursement	25%

1.       Exclusive charge on current and movable fixed assets of the borrower including loans and advances

2.       Unconditional and Irrevocable Corporate Guarantee of Network 18 Media & Investments Limited.

3.       Personal Guarantee of Mr.Raghav Bahl

www.ratnakarbank.co.in

Ground Floor, Dr. Gopal Das Bhawan, 28, Barakhamba Road, New Delhi – 110 001

Registered Office

1st Lane, Shahupuri, Kolhapur - 416001. Maharashtra, India. | Tel. : 0231 2653006 | Fax: 0231 2653658

2	Facility: Cash Credit Amount: Rs 10,00,00,000/- (Rupees Ten Crores only) Purpose: Working Capital Tenor: Up to 12 months Availability Period: 12 months	Interest Rate: 2.50% p.a. above the Base Rate i.e. 13.50 % p.a. (Floating) payable at monthly rests. Upfront fees: 1.50% of Facility Amount plus applicable taxes payable prior to first disbursement.	25%	to be submitted upfront. The Personal Guarantee will be valid till the completion of the rights issues of Network 18 Media & Investments Ltd and TV 18 Broadcast Ltd.

2	Interest: Interest on each advance shall be due and payable on the last day of the term or on the last day of every calendar month or at such intervals as may be stipulated by the Bank, whichever is earlier. Interest shall be computed based on the actual number of days elapsed on (i) a 365 day year for Indian Rupees or (ii) such other day year that is customary for any other currency.

The Bank may at its sole discretion make disbursement(s)/allow drawal(s)/utilisation of the Facility or any part thereof pending creation and perfection of full and final security in favour of the Bank. In the event disbursernent(s)/ drawal(s)/utilisation of the Facility or any part thereof are made pending creation and perfection of full and final security in favour of the Bank (unless otherwise a specific time frame granted by the Bank), the Borrower shall pay additional interest at the rate of 2% p.a. over and above the applicable Interest/Commission, from the date of first disbursement/drawal/utilisation of the Facility till the date the security is fully and finally created and perfected to the satisfaction of the Bank. Please note that the maximum period for creation and perfection of full and final security in favour of the Bank is as per mentioned in Annexure A below. If the Borrower fails to create security in the above specified period it shall be treated as Event of Default.

Penal Interest:

•

Any overdrawing in the account will attract additional interest @2% p.a. over and above the applicable Interest on the overdue amount. In case of running accounts like Cash Credit, if the overdrawing is on more than three occasions in a calendar month then the penal rate of 2% per annum will be charged on the entire outstanding in the account.

•

Non -payment of interest / installment / any other amount due to the Bank on the due date will attract additional interest @ 2% on the overdue interest / installment / any other amount due to the Bank.

•	Delay/non submission of stock statements/FFRs will attract additional interest @2% p.a. + applicable taxes from the date of default, on the outstanding amount.

In addition to above, please note that:

The Bank shall have the right to change the rate of Interest, as may be required by Reserve Bank of India or any other authority

3	Duties and Taxes:

The Borrower shall bear all such imposts, duties and taxes (including interest, stamp duty and other taxes, if any) as may be levied from time to time by the Government or other authority with the sanction of law, pertaining to or in respect of the Facility Amount.

4	Increased Costs:

The Borrower agrees to pay to the Lender the amount of any Increased Cost incurred by the Lender or any of its Affiliates as a result of:

•	the introduction of, or any change in, or any change in the interpretation, administration or application of, any law or regulation; or

•	compliance with any law or regulation made effective after the date of this Facility Letter.

The terms “law” and “regulation” in this clause shall include, without limitation, any law or regulation, circular or notification concerning capital adequacy, prudential limits, liquidity, reserve assets or tax.

Provided that the Borrower need not make any payment for an Increased Cost to the extent that the Increased Cost is:

•	compensated for under another clause in this Facility Letter or would have been but for an exception to that clause; or

•	attributable to the Lender or its Affiliates willfully failing to comply with any law or regulation.

For the purpose of this clause “Increased Cost” shall include:

(a)	an additional or increased cost; or

(b)	a reduction in the rate of return from a Facility or on the Lender’s (or its Affiliate’s) overall capital (including, without limitation, as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by the Lender or one of its Affiliates); or

(c)	a reduction of an amount due and payable to the Lender,

which is incurred or suffered by the Lender for performing its obligations and/or commitments and/or making advance pursuant to this sanction letter or any other document executed for availing credit facility from the Lender.

5	Conditions Precedent / Subsequent: You may utilize the Facilities only after complying with the conditions precedents detailed in Annexure A, to the satisfaction of the Bank. Further, the Borrower agrees to comply with the conditions subsequent as detailed in the later part of Annexure A after availing credit facilities from the Bank.

6	Financial / Other covenants:

6.1	You hereby covenant that so long as the Facilities or any sum thereunder are outstanding, you shall:-

(i)	from time to time at the Bank’s request forthwith deliver to us such information about your business, assets and financial condition to the Bank;

(ii)	furnish to the Bank on a regular basis the following statements on the basis outlined below:

a)	You will furnish on or before the 20th day of each month, details of stocks and Book Debts outstanding (Age wise) in the prescribed format to Haribhakti SME Transformation & Support Solutions Pvt. Ltd. (HSME) directly at the address given below: 42, Free Press House, 215, Nariman Point, Mumbai: 400 021.

b)	The value of unpaid stocks (e.g. under LCs/purchased on credit) or slow moving stocks will not be considered for computation of drawing power.

c)	Loans and Advances to be considered in current assets while calculating Drawing Power.

d)	The outstanding borrowings in the your accounts at all times need to be fully covered by the value of security less the stipulated margin

e)	Inspection of stocks and book debts will be conducted once in a quarter and annual stock and book debt audit by HSME, the CA firm appointed by the Bank. The cost of inspection is to be borne by the borrower. Inspection charges currently amount to Rs.14,000/- p.a. plus taxes.

f)	Insurance Policy duly endorsed in Bank’s favour, covering the value of assets, hypothecated / mortgaged to the Bank.

g)	The Borrower shall submit every quarter a statement including the total outstanding secured and unsecured debt (both long term & short terms).

(iii)	furnish to the Bank as soon as possible and in any event not later than 180 days after the close of each financial year an originally signed or certified true copy of your audited balance sheet together with Profit & Loss Account, Auditors’ Report and such other statements/reports attached to the balance sheet for the year;

(iv)	keep the Bank informed of the happening of any event likely to have substantial effect on its business or profit.

(v)

Get our facilities rated by Credit Rating Agency/ies, as approved by the Bank, within a period of six months from the date of acceptance of this Letter and to get such rating done annually or at such intervals as may be decided and intimated by us to you, from time to time and maintain minimum investment grade rating (backed by CG) through life of loan.

“Credit Rating Agency” shall mean and refer to the domestic credit rating agencies such as Credit Analysis and Research Limited, CRISIL Limited, Fitch India Private Limited and ICRA Limited and international credit rating agencies such as Fitch, Moody’s and Standard & Poor’s and such other credit rating agencies identified and/or recognized by Reserve Bank of India from time to time.

In the event your (and/or any of your security provider’s) credit worthiness deteriorates, in our sole opinion, and/or when your rating (and/or any of your security provider) has been downgraded by the Credit Rating Agency in its report and/or if BLR falls below rating acceptable to us, then we shall be entitled to unconditionally cancel the Facility without any notice to you and upon such cancellation, the outstanding Facility/Loan shall immediately become due and payable irrespective of any agreed maturity and we shall be entitled to enforce security.

(vi)	Allow the Bank to examine the books of accounts of the Borrower and to have its office/factory/godowns/other premises inspected from time to time by officers of the bank and/or outside consultants. Any expenses incurred by the Bank in this regard will be borne by the Borrower.

6.2	Negative Covenant:

During the currency of the Facility, the Borrower shall not, without prior written intimation of the Bank:

(i)	Effect any change in the capital structure including proposed equity.

During the currency of the Facility, the Borrower shall not, without prior written approval of the Bank:

(ii)	Carry out change of Business.

(iii)	Declare or pay any dividends on any of the equity/preference shares without prior approval of Bank if it fails to meet its obligations to pay interest, principal installments and/or other monies payable to Bank.

(iv)	Pay any consideration whether by way of commission, brokerage, fees or in any other form to the guarantors for giving their personal / Corporate guarantee.

(v)	Create or allow to exist any encumbrance or security over assets specifically charged to the Bank without prior written consent of the Bank;

(vi)	Undertake or permit any reorganisation, amalgamation, reconstruction, takeover or any other schemes of compromise or arrangement, nor amend any provision of your major constitutive documents in such a manner that will affect our rights under the Facilities.

(vii)	Induct or allow any person to be inducted who is a Director on the Board of a company which has been identified as a willful defaulter. In the event, if any

Director of the Borrower is associated with any entity which has been declared as willful defaulter, the Borrower shall take expeditious and effective steps for removal of such Directors from its Board of Directors.

(viii)	Make any investment or take assets on lease except in normal course of business.

(ix)	Enter into borrowing Arrangements, either secured or unsecured, with any other bank or financial institutions.

(x)	Undertake any guarantee obligation on behalf of any other Company (including group companies).

(xi)	Sell, assign, mortgage or otherwise dispose of any of the fixed assets or equity interest charged to the Bank except in normal course of business.

(xii)	Enter into any contractual obligation of long term nature or materially affecting the Borrower financially.

(xiii)	Monies aggregating to Rs. 91.9 Crore brought in by promoters / directors / associate companies as loans / share application money pending allotment till February 2012, shall be converted to equity post regulatory approvals. Till the time such monies are converted to equity, they shall be subordinated to the loans of the Bank, and shall not be repaid during the currency of the loans of the Bank.

(xiv)	Invest by way of share capital in or lend or advance funds to place deposits with any other concerns, except in normal course of business or as advances to employees.

(xv)	Grant Loans to Promoters/associates and other companies.

(xvi)	Make any repayment of the loans and deposits and discharge other liabilities except those shown in the funds flow statement submitted from time to time

7	Payment: Each payment (whether principal, interest or otherwise) under the Facilities will be made when due without any deduction, in immediately available and good funds and in the currency in which the Facilities are outstanding. If you are required by law to deduct any payment except TDS, you shall pay us such further sum to ensure that we received the same amount as if no deduction had been made. If any such payment falls due on a non-Business Day, the same shall be paid on the immediately preceding Business Day. Business days as mentioned in this letter mean any day (excluding Sunday and public holiday) that banks are open for business.

8

Representations: You represent to us that (i) you are duly incorporated under the laws of your country of incorporation with the power to enter into and exercise your rights and perform your obligations under the Facilities, (ii) all actions internal or external required to authorise your execution of this letter and your performance of your obligations under the Facilities have been duly taken and the exercise of your rights and performance of your obligations under the Facilities will neither contravene any law or regulations to which you are subject nor cause you to be in breach of or default under any agreement/document / Memorandum of Association / Articles of Association binding on you or any of your assets, (iii) your obligations under the Facilities are legal, valid, binding and enforceable against you,

(iv) all governmental or other licenses, consents and authorisations requisite for such execution, delivery and performance have been obtained and are in full force and effect, and (v) each of these representations will remain correct and complied with so long as the Facilities and/or any sum thereunder remain outstanding.

9	Cancellation or Termination: During the Availability period or at any time during the currency of the Facility/Loan, without any prior intimation to the Borrower, the Lender may, in its sole discretion, cancel the Facilities and to withhold/stop any disbursement, if any default has occurred or likely to occur or if it becomes unlawful for the Bank to disburse or continue the Facilities to the Borrower or if it will becomes unlawful for you to perform or comply with any of your obligations under the Facilities.

The Borrower unconditionally agrees, undertakes and acknowledges that the Bank has an unconditional right to cancel the un-utilised portion of the Facility, whether in part or in full, at any time during the currency of the Facility/Loan without any prior intimation for such cancellation to the Borrower.

Provided always that overdraft and/or other similar types of facility may be terminated by the Bank and shall be repayable immediately upon notice.

10	Assignment: The Bank may assign or transfer any of its rights, benefits and obligations under the Facilities to any third party / parties, in any manner as the Bank deems fit, without any notice to or consent of the Borrower. However, you shall not, without the prior written consent of the Bank, assign or transfer any of your rights, benefits and obligations under the Facilities.

11	Law: This letter shall be governed by the laws of India, and the courts of Delhi shall have non- exclusive jurisdiction over all legal action and proceedings arising under the Facilities.

12	Disclosure of facilities: The Bank is authorised to disclose information relating to the Facilities and/or you to any Bank / Financial Institution and / or to the Reserve Bank of India or any other agency authorised in this behalf by the Reserve Bank of India.

13	Review Date: Notwithstanding the terms herein, the Bank shall have the right to review this Facility and / or any of the terms and conditions thereof and / or any other documents and / or security relating thereto. The facilities will be reviewed by April 15, 2013.

14	In the event of there being any inconsistency between the terms and conditions set out herein and set out in security documents then in that case the terms and conditions contained in the security documents shall prevail. The word security documents would mean all the documents, which are executed in pursuance of the credit facilities granted to you.

15	Supercession: This letter supersedes all our earlier correspondence in this regard.

16	Documentation: As advised by the Bank, including but not limited to documents mentioned in Annexure A of this letter.

This offer shall be valid for acceptance until one month from the date of issuance of the sanction. Kindly confirm to us, by signing on the duplicate copy of this letter, your acceptance of the foregoing terms and conditions and return the same to us so as to be received by us prior to the above date.

Should you have any query regarding the above terms and conditions, please do not hesitate to contact the right-hand undersigned.

Yours faithfully,

THE RATNAKAR BANK LIMITED

/s/ Bharat Rungta	/s/ Parminder Singh
Bharat Rungta	Parminder Singh

Head-North, Corporate & Institutional Banking	DVP-Corporate & Institutional Banking

We, TV18 Home Shopping Network Limited confirm acceptance of the above terms and conditions:
/s/ SACHIN RASTOGI
Borrower Signature(s) / Company’s stamp

We, confirm acceptance of the above terms and conditions: For Network 18 Media & Investments Limited

/s/ RAGHAV BAHL
Guarantor Signature(s) / Company’s stamp

Mr. Raghav Bahl

/s/ RAGHAV BAHL
Guarantor Signature(s)

*[Please sign on the preceding pages as well]
Title:
Date:
Place:

ANNEXURE A

Conditions Precedents

1.	Execution and submission of the Facility / Security Documentation to the satisfaction of the Bank :

•	Accepted facility letter;

•	Certified True copy of constitutional documents (e.g. MoA/AoA);

•	List of those authorized signatories, with their specimen signatures attested by the Borrower’s Bankers;

•	Certified true copy of the Borrower’s Board Resolution accepting the Facilities and authorising particular persons to deal with us in connection with it and execute required documents;

•

Demand Promissory Note for INR 40,00,00,000/- to be executed under the common seal, in terms of the Articles of Association of the Company (INR 1/- revenue stamp to be affixed) in our prescribed format;

•	Letter of Continuity to be executed under the common seal, in terms of the Articles of Association of the Company in our prescribed format;

•	Credit Facility Agreement to be executed under the common seal, in terms of the Articles of Association of the Company in our prescribed format;

•	Composite Deed of Hypothecation of stocks and book debts, to be executed in our prescribed form under the common seal, on the requisite stamp as prescribed under the prevailing Stamp Act;

•	Personal Guarantee of Mr. Raghav Bahl to be executed in our prescribed form, on the requisite stamp as prescribed under the prevailing Stamp Act;

•	Unconditional and Irrevocable Corporate Guarantee of Network 18 Media & Investments Limited to be executed in our prescribed form, on the requisite stamp as prescribed under the prevailing Stamp Act;

•	Certified true copy of the Guarantor’s Board Resolution accepting the Facilities and authorising particular persons to deal with us in connection with it and execute required documents;

•	Post Dated Cheques to be provided;

•

Undertaking from promoters that they will ensure positive TNW for HS 18 throughout tenor of facility. TNW would include unsecured promoter loans and share application money planned to be converted to equity;

•	Such other documents as we may reasonably consider to be relevant.

2.	Other conditions precedent

•	Network 18 group to remain as the largest shareholder and retain management control in the Borrower Company during the currency of the facility.

•	Network 18 Media & Investments Limited to maintain Total Debt / TNW of less than 0.5x throughout the tenor of facility.

Conditions Subsequent

1.	Execution and submission of the Facility / Security Documentation to the satisfaction of the Bank:

•	Registered form 8 to be submitted within 30 days

•	Such other documents as we may reasonably consider to be relevant.

2.	Other conditions Subsequent

•	Security to be created within 30 days from 1st disbursement.

•	All sales and expenses of Borrower Company to be routed through current account with RBL.

•	Borrower to submit quarterly information report including update on source of funding for losses incurred during the quarter and plan for the next quarter within 30 days of close of each quarter.

•

The Borrower will place with the Bank all its banking business, including foreign exchange/insurance, if any, and deposits. In case the borrower goes in for public issue / rights issue our Bank must be given pro-rata merchant banking business failing which the Bank may consider increasing the rate of interest on all funded limits.

•	The borrower hereby undertakes:

•

Not to use the funds for capital market activities or real estate or utilized for meeting capital expenditure or any other long term use or Subscription to or purchase of shares/debentures or Extending loans to subsidiary companies/associates or for making inter- corporate deposits or any speculative purposes.

•	The directors / senior executives of the company and /or their relatives are not connected with the bank (RBL) and are not directors in any other bank.

•	The company/ its directors are not defaulters with any bank/FI, and there are no legal proceedings initiated or pending against them for recovery of any borrowings

•

The Borrower shall maintain adequate books and records which should correctly reflect their financial position and operations and it should submit to the Bank at regular intervals such statements as may be prescribed by the Bank in terms of the RBI / Bank’s instructions issued from time to time

•

The Borrower shall furnish to the Bank, the position vis-à-vis the outstanding statutory obligations such as income tax, payment of provident fund, additional emoluments (compulsory deposit), gratuity, electricity dues etc. as and when demanded by the Bank with reasons, if any, for increase from the earlier month and the proposed plan of payments thereof.

•	The Company consents to the Bank’s right to recover the loan / any outstandings through appointment of a private agency as the Bank deems appropriate.

•	The credit facilities granted will be subject to RBI guidelines /Bank’s policies from time to time.

Exhibit 10.8.2

[One Hundred Rupees_India Non Judicial Stamp]

This stamp paper of Rs. 100 forms an Integral part of Credit Facility Agreement dated 27/4/2012 executed between TV 18 Home Shopping Network Ltd. and The Ratnakar Bank Ltd.

[Authorised Signatory Stamp]

[One Hundred Rupees_India Non Judicial Stamp]

This stamp paper of Rs. 100 forms an Integral part of Credit Facility Agreement dated 27/4/2012 executed between TV 18 Home Shopping Network Ltd. and The Ratnakar Bank Ltd.

[Authorised Signatory Stamp]

R - 03

CREDIT FACILITY AGREEMENT

THIS Agreement (hereinafter referred to as the “Agreement”) is made at New Delhi on 27th April 2012

BETWEEN

M/s. TV18 Home Shopping Network Limited, a public / private limited company incorporated under the Companies Act, 1956 and having its registered office at 503, 504 & 507, 5th Floor, Mercantile House, 15 Kasturba Gandhi Marg, New Delhi - 110001 (hereinafter referred to as “Borrower”, which expression shall include its executors, administrators, successors and permitted assigns as the case may be)

And

THE RATNAKAR BANK LIMITED, a company incorporated under the Indian Companies Act, 1913 and an existing Company within the purview of the Companies Act, 1956 and registered with the Reserve Bank of India as Scheduled Commercial Bank and having its registered office at Shahupuri, Kolhapur – 416 001 and administrative office at “MAHAVEER”, Shri Shahu Market Yard Shahupuri, Kolhapur – 416 005 (hereinafter referred to as “the Bank” which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors in interest, assigns, holding or subsidiary company and/or associates), of the OTHER PART

WHEREAS the Borrower has requested the Bank to grant to the Borrower credit facilities aggregating to a sum of Rs.40,00,00,000/- (Rupees Forty Crores only), which the Bank has granted / agreed to grant to the Borrower, upon the Borrower agreeing to repay the dues under the credit facilities with interest and other charges as hereinafter mentioned and on the Borrower agreeing to comply with the terms and conditions contained herein in addition to the other terms and conditions that may be stipulated by the Bank from time to time either in the letter of sanction dated 23/4/12 (“Letter of Sanction”) and also in the hypothecation agreement, pledge agreement, mortgage deed and/or any other documents that may be executed hereafter in respect of the aforesaid credit facilities or any of them notified from time to time by the Bank to the Borrower.

NOW IT IS AGREED BY AND BETWEEN THE PARTIES as follows:

1.	The Borrower agrees to unconditionally abide by and observe all the terms and conditions herein after set out and as may be stipulated by the Bank from time to time.

2.	In pursuance of this Agreement and in consideration of the sum of Rs.40,00,00,000/- (Rupees Forty Crores only), agreed to be lent / lent and advanced by the Bank to the Borrower in one or more installments or according to the needs of the Borrower / nature of the credit facility, more particularly described in Schedule hereunder, (hereinafter referred to as ‘the Credit Facility/ies’), the Borrower hereby covenants with the Bank to repay the Credit Facility/ies or such sum as may be actually advanced in such installments and on such dates and in the manner set out in the Schedule hereunder written. In the event of failure of the Borrower to pay any one installment on its due date the entire amount then outstanding shall at the option of the Bank become due and payable immediately.

3.	The Borrower further covenants with the Bank to pay interest on the Credit Facility/ies or such sum as may be due by the Borrower to the Bank from time to time at the rate and periodicity as mentioned in the Schedule hereunder written till the entire outstanding loan and interest thereon is repaid by the Borrower. The Borrower further agrees, in case of working capital limits, to pay minimum interest amounting to three months’ interest on the sanctioned limit as and by way of commitment charges. Provided that the interest payable by the Borrower shall be subject to the changes in the interest rates made by the Reserve Bank of India and/or the Bank from time to time.

4.	The Bank shall have the right to terminate all and/or any undrawn part of the Credit Facility/ies without giving notice to the Borrower. The Borrower shall be informed and intimated by the Bank of such termination of the undrawn the Credit Facility/ies as soon as practicable by the Bank.

5.	In one or more of the events specified below in this Agreement hereinafter referred to as the “Events of Default”) the Bank shall be entitled to demand payment of the entire amount then outstanding in respect of the said credit facilities, as if the period for repayment has expired and shall also be entitled, on failure to pay the interest at the end of each month to debit to the Borrower’s accounts and capitalize the amount of such interest as if such amount was a fresh loan advanced by the Bank to the Borrower and shall be entitled to charge like interest thereon, in addition to the charging penal interest at the rate mentioned in the Schedule hereunder written from the date of default to the date of payment of entire overdue amount with interest.

6.	The following event/s, either singly or together shall constitute an Event of Default, that is to say-

(a) Default in payment of any installments of principal amount, interests, commissions etc., due and payable under any or all the Credit Facility/ies sanctioned by the Bank;

(b) Default has occurred in the performance or observance of any other covenant, condition, warranty or stipulation on the part of the Borrower under this Agreement or any other Agreement, documents executed and security created in favour of the Bank and such default has continued for a period of seven days;

(c) Any information given by the Borrower is / are found to be misleading or incorrect or false or materially affecting the sanction or continuation of the Credit Facility/ies;

(d) Default by the Borrower and/or other person, as may be applicable, in creation of security interest to the satisfaction of the Bank within the period stipulated in this Agreement or Letter of Sanction or such other period as may be extended by the Bank.

(e) If there is any deterioration or impairment of the security or any part thereof or any decline in the value or market price thereof (whether actual or reasonably anticipated), or any event occurs which causes or may in the opinion of the Bank cause the security or any part thereof to become unsatisfactory as to character or value:

(f) The Borrower, without the Bank’s prior written consent, charges; assigns, purports to charge or purports to assign credit funds;

(g) Default by the Borrower and/or other person, as may be applicable, in creation of security interest to the satisfaction of the bank within the period stipulated in this Agreement/Letter of Sanction/ such other period as may be extended by the Bank.

(h) If any execution or distress or attachment or receiver or other process being enforced or levied upon or against the whole or any part of the Borrower’s property, whether secured to the Bank or not;

(i) If the management of the Borrower is taken over or is nationalized by the Central Government or State Government;

(j) If any event or circumstance shall occur which shall in the opinion of the Bank be prejudicial or endanger or be likely to prejudice or endanger any security created in favour of the Bank;

(k) Any proceeding initiated against the Borrower under laws of insolvency or under any other laws applicable to the Borrower for liquidation, winding up or declaration as insolvent and for the purpose of this Clause such a proceeding need not be against all the Borrowers and a proceeding only against one of the Borrowers shall be construed as Event of Default;

(I) If any Governmental or other license, approval authorisation, consent or exception, required to enable the Borrower to perform any of its obligations under this Agreement, is withdrawn or modified or if it becomes otherwise unlawful for the Borrower to perform any of its obligations under this Agreement;

(m) In case security (ies) is offered as security by the Borrower and/or related party and/or security provider any land, building, structures, plant and machinery of the Borrower are sold, disposed of and/or charged encumbered or alienated or the said buildings, structures, machinery plant and other equipments are removed, pulled down or demolished without the prior approval of the Bank.

(n) Any indebtedness of the Borrower becomes due prior to its stated maturity by reason of default of terms thereof by the Borrower or any such indebtedness is not paid at its stated maturity and such default, in the opinion of the Bank, will have a material adverse effect on the Credit Facility/ies.

(o) any change taking place in the ownership or control of the Borrower whereby the effective beneficial ownership or control of the Borrower will change;

(p) any material change in the management of the business of the Borrower.

7.	The Borrower further agrees that the Bank shall be entitled to change the rate of interest, additional interest and / or periodicity of charging interest etc. as mentioned herein at any time by giving notice to the Borrower and / or notifying on the notice board of the Bank or in the local Newspaper and shall thereafter be entitled to charge interest at the changed rate / rests as if the same was provided for in this Agreement.

8.	The Borrower covenants that the Credit Facility/ies or amount advanced will be utilised for the purpose as stated in the Letter of Sanction and for no other purpose and all the terms and conditions of sanction of the Credit Facility/ies will be duly observed.

9.	The Borrower agrees to give/create security for repayment of the Credit Facility/ies as and if required by the Bank and to execute such further documents by way of registered / equitable mortgage of the immovable property belonging to the Borrower and / or hypothecation of movable plant and machinery, stocks of raw materials, current assets etc., as may be required by the Bank from time to time to secure the Credit Facility/ies agreed to be lent / lent and advanced by the Bank of the balance outstanding in the Credit Facility/ies account from time to time. The Borrower shall procure execution of such mortgage documents by all the persons having any right, title or interest in the property that may be offered in mortgage and to make out clear and marketable title to such property.

10.	The Borrower further agrees to obtain solvent guarantors to the satisfaction of the Bank to guarantee the due repayment by the Borrower of the Credit Facility/ies and / or the balance outstanding from time to time thereon and further agrees to procures the execution by the said guarantors of guarantee deeds in favour of the Bank and secured by way of registered or equitable mortgage of the guarantor’s immovable property to secure the guarantee to be undertaken by the guarantors.

11.	Nothing herein contained shall prejudice any other security present or future or any right or remedy available to the Bank against the Borrower, their partners, guarantors or other persons liable to pay or contribute towards the recovery of the moneys due by the Borrower to the Bank hereunder.

12.	If a cross default as below occurs it shall be treated as an Event of Default under this Agreement:

(a)	Any financial indebtedness including any money borrowed or raised, receivables sold or discounted or any other transaction entered into by the Borrower having the commercial effect of borrowing or any guarantee or indemnity given by the Borrower (hereinafter together collectively referred to as “financial indebtedness”) is/are not paid when due nor within any originally applicable grace period;

(b)	Any financial indebtedness of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (howsoever described);

(c)	Any commitment for any financial indebtedness of the Borrower is cancelled or suspended by a creditor as a result of an event of default (howsoever described);

(d)	Any creditor of the Borrower becomes entitled to declare any financial indebtedness due and payable prior to its specified maturity as a result of an event of default (howsoever described);

If any of the foregoing event occurs or there is reasonable apprehension in the opinion of the Bank that any of the foregoing event may occur in respect of the said credit facility or in respect of any of the security(ies) provided by any person in terms of this Agreement to secure the Credit Facility/ies.

On the question whether any of the above events/circumstances has occurred/ happened, the decision of the Bank shall be final, conclusive and binding on the Borrower.

13.	No change whatsoever in the constitution of the Borrower shall impair or discharge the liability of the Borrower to the Bank hereunder.

14.	The Borrower agrees that this Agreement shall be in full force and effect and shall not be terminated till the Credit Facility/ies account is closed and all outstanding thereon satisfied in full, nor shall it be treated as merged into, or modified or altered due to execution of the security and other documents hereafter.

15.	The Bank shall be entitled at any time and from time to time without any notice, reference or intimation to Borrower and without Borrower’s consent to adjust,

appropriate or set off any credit balance or any part thereof due or to become due to Borrower in any of Borrower’s current, savings, term deposit or any deposit account or any account whatsoever at any of the Bank’s branches in Borrower’s name with or without joint names of any other persons or before or after the maturity dates thereof towards satisfaction or part satisfaction of outstanding loan due or to become due by Borrower to the Bank in any account at any of the Bank’s branches whatsoever.

16.	Notwithstanding the Bank’s decision / action / policy, if any to reverse any debit entry or not to debit interest or not to make any debit entry in Bank’s books or in ledger account or in statement of account or any account, for any period whatsoever, the Borrower shall be bound and liable to pay jointly and severally to the Bank, the entire outstanding, debit balance-and compound interest thereon with monthly rests till the date of realization, recovery or collection by the Bank of all such amounts plus interest, penal interest, interest tax, additional interest, liquidated damages, insurance premium, commission, costs, charges and expenses at such rates as may be prevailing or fixed or to be fixed by the Bank from time to time without any reference, notice or intimation by the Bank at any time whatsoever.

17.	The Borrower do hereby agree, undertake, record, declare, admit, assure, promise, acknowledge and confirm to abide by, accept, satisfy, fulfill, carry out, perform and comply fully with all the terms, conditions, requirements, sanctions, provisions and stipulations or any amendments or modifications therein made or to be made by the Bank at any time or from time to time in its discretion concerning any of the Credit Facility/ies, limits or accounts without any reference, notice or intimation by the Bank in that behalf.

18.	Any demand or notice to be made or given to the Borrower may be made or given by leaving the same at or posting the same by post in an envelope under Certificate of posting addressed to the Borrower at their place of business, residence or office and every such demand or notice shall be deemed to be received as the case may be at the time at which it is left or at the time at which it should have been delivered in the ordinary course of post.

19.	The Bank may, in its sole discretion, permit prepayment of the Credit Facility/ies at the request of Borrower, subject to the Borrower paying prepayment charges at the rate as may be decided by the Bank, on the amount due under the said credit facilities.

20.	The Borrower represents, warrants, declares, affirms, confirms and covenants on continuing basis that:-

(a)	the execution on behalf of the Borrower of this Agreement has been and the execution on behalf of the Borrower of the security documents will be validly authorised and the obligations expressed as being assumed by the Borrower hereunder and under the security documents by the Borrower constitute and will constitute valid legal and binding obligations of the Borrower enforceable against the Borrower in accordance with their terms;

(b)	Neither the execution and delivery hereof and of the security documents by the Borrower nor the performance or observance of any of obligations of the Borrower thereunder shall;

i.	conflict with or result in any breach of law, statute, rule, order, trust, agreement or other instrument, arrangement, obligation or duty by which the Borrower is bound; or

ii.	cause any limitation on any of the powers whatsoever of the Borrower however imposed, or on the right or ability of the directors of the Borrower where the Borrower is a company to exercise such powers to be exceeded

(c)	the Borrower has all the requisite legal power and authority to execute this Agreement and to carry out the terms, conditions and provisions, hereof, and to carry out the terms, conditions and provisions and the execution and delivery of this Agreement by the Borrower has been duly authorized by all requisite action, and will not contravene any provision of, or constitute a default under, any other arrangement or instrument to which it is a part or by which it or its property may be bound;

(d)	The Borrower or related party is not in default under any law, rule, regulation, order, mortgage, trust, instrument, agreement or other instrument, arrangement, obligation or duty by which the Borrower is bound ;

(e)	The Borrower and its related party is of good financial standing and in a position to meet its ongoing obligations and has not been served with (or threatened with) a notice of insolvency or bankruptcy and no petition has been filed or action initiated by the Borrower or any of the Borrower’s creditors or any outside party towards the Borrower’s insolvency or bankruptcy or winding up or for declaration or registration as Sick under Sick Industrial Companies (Special Provisions) Act, 1985 or any other similar legislation in force.

(f)	The Borrower and related party, its proprietor or any of its directors or partners do not figure in any Defaulter List. The Borrower shall not induct a person in any capacity whatsoever, who is a director/partner/member/trustee of an entity identified as willful defaulter.

(g)	The copies, certified by the Borrower’s company secretary or authorized signatory or Managing Director, of the Certificate of Incorporation and the Memorandum and Articles of Association of the Borrower are true and effective and the Borrower shall not during the currency of this Agreement cause any alteration to be made in any of them without prior notification to and written consent of the Bank;

(h)	The Borrower is aware of and complies with the requirements of all laws, acts, ordinance, rules, regulations, orders of court, etc, of the Government of India and which are applicable to the activities of the Borrower (“Environmental Laws”) standards applying to the Borrowers’ property and to the conduct of the Borrower’s business.

(i)	The Borrower and its officers exercise due diligence and take all necessary precautions to detect and prevent the commission of an offence under any Environmental Law resulting in pollution of or harm to the environment or to any person or property, including the Borrower’s property.

(j)	At the date hereof such due diligence has not revealed any contamination of or emanating from any of the Borrower’s property. The Borrower’s occupation and use of its property and the conduct of its business on its property does not breach any Environmental Law or standard.

(k)	There has been no notices or complaints from any environmental authority pursuant to any Environmental Law

(I)	Any notice or complaints that may have been received from any environmental authority pursuant to any Environmental Law have been answered to the satisfaction of the complainant.

(m)	There is no proposal to revoke, suspend, modify or not renew any authorization or approval under any Environmental Law relating to any of the Borrower’s property or the conduct of its business.

(n)	No proceedings or suits have been commenced, no court orders have been issued and no penalty has been imposed, in each case in relation to an offence by the Borrower or its officers under any Environmental Law.

(o)	The Borrower agrees to:

i.	Comply with all reasonable requirements of the Bank concerning the application of all Environmental Laws and/or standards to or in relation to the Borrower’s property or any part thereof.

ii.	Inform the Bank promptly of a) any existence of any contamination of or emanating from the Borrower’s property contrary to any Environmental Law and/or standards b) the receipt of any penalty notices or directions to “clean up” the Borrower’s property issued under any Environmental Law c) the receipt of any notice or complaint referred to in (k) and (I) above; and d) the commencement of any proceeding or suite, the issue of any order or the imposition of any penalty.

(p)	Any cost incurred by the Bank for investigating or remediating such Environmental Laws and / or standard lapses, shall be borne by the Borrower.

21.	The Borrower agrees and undertakes:

a.	to furnish to the Bank all such information, statements, particulars, estimates and reports as the Bank may require from time to time as to the compliance with the terms of this Agreement and shall also submit to the Bank, in form and detail satisfactory to the Bank, the Financial Statements at such intervals and time, as may be prescribed / required by the Bank from time to time;

b.	to comply with the reporting requirements (including semi-annual compliance certificates, annual (audited) and semi-annual financial statements, notices of default, notices of material litigation, and such other information and such access to the Borrower’s properties, books and records as the Bank may reasonably request);

c.	to provide quarterly, unaudited financial statements within 45 days of the close of relevant quarter;

d.	to provide audited financial statements within 6 (Six) months of year end and Drawing Power statements on a monthly basis.

The Borrower further agrees and undertakes NOT TO, without the prior written permission of the Bank (a) diversify or change the line of business (b) change or allow to be changed the ownership/ management structure of the Borrower including change in shareholding of promoters, directors and principal shareholders (c) dilute the capital holding of the promoters in the borrower’s business as on date of this agreement (d) issue further capital or raise loan (e) use the Borrower’s funds towards unrelated activity (f) invest the Borrower’s funds in shares, debentures, deposits or other instrument of any entity (g) pay dividend or distribute or withdraw profit (h) enter into an arrangement or compromise with creditors or shareholders or merger, amalgamation, consolidation, structuring, restructuring, or sell of its unit or major property, (i) withdraw or allow to be withdrawn any monies brought in by the promoters and directors or relatives and friends of the promoters or directors of the borrower (j) borrow or obtain facilities of any description from any other bank or other credit provider or enter into any hire purchase or lease agreement (k) shall not withdraw except with the Bank’s prior permission in writing or divert or misuse the funds and assets invested in or brought into the business by the Borrower as capital, deposits or otherwise.

22.	The Bank shall have uninterrupted and unobstructed access to the Borrowers’ premises, godowns and place or places for the purpose of inspection, valuation, verification and taking inventory of goods, stock, plant and machinery and such other movable and immovable property charged or mortgaged to the Bank and for which purpose the Bank may authorise any person and the Borrower shall permit/allow such person/persons without any obstruction to exercise the rights of the Bank under this clause.

23.	The Bank shall have right through its officers, nominees, agents, auditors, technical experts and such other persons to inspect or audit such books of accounts, registers, books and documents of the Borrower and shall have right to be furnished at such intervals as the Bank may direct from time to time copy or copies of such documents, books and registers and the Bank shall further be entitled to appoint whenever it considers necessary for such period for such terms as the Bank deems necessary and reasonable, any person, firm, company or association of persons engaged in technical, management, accounting, auditing or any other consultancy business to inspect and examine the working of the Borrower and its undertaking and to audit its Books of Accounts, the method of accounting and such other things as the Bank may direct. All the costs, charges and expenses incurred by the Bank towards any person so appointed shall be to the account of the Borrower.

24.	All sums payable by the Borrower under this Agreement shall be paid free of any restriction or condition and free and clear of and without any counter-claim, set off, deduction or withholding, whether on account of tax deductions, charges, stamp duty, liability or impost or otherwise, if any, and the Borrower agrees as follows:

(a)	The Borrower shall make all payments to be made by it without any tax deduction, unless a tax deduction is required by law;

(b)	The Borrower shall promptly upon becoming aware that it must make a tax deduction (or that there is any change in the rate or the basis of a tax deduction) notify the Bank accordingly;

(c)	If a tax deduction is required by Law to be made by the Borrower, the amount of the payment due from the Borrower shall be increased to an amount which (after making any tax deduction) leaves an amount equal to the payment which would have been due if no tax deduction had been required;

(d)	If the Borrower is required to make a tax deduction, the Borrower shall make that tax deduction and any payment required in connection with that tax deduction within the time allowed and in the minimum amount required by Law;

(e)	Within 30 (Thirty) days of making either a tax deduction or any payment required in connection with that tax deduction, the Borrower shall deliver to the Bank evidence reasonably satisfactory to the Bank that the tax deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

25.	The Bank may assign any of its rights or transfer any of its rights and obligations or sell the Credit Facility/ies or any part of the Credit Facility/ies or any other right under this Agreement, with or without any underlying security, in any manner as the Bank deems fit whether with or without recourse to the Bank and without any reference or notice to the Borrower or without requiring to obtain any consent from the Borrower and such assignment, transfer or sale can be in favor of any person whether located /placed in India or outside India.

The Borrower shall not assign any of its rights or transfer any of its rights or obligations under the Agreement.

26.	The Borrower shall indemnify and hold the Bank harmless from and against any and all loss, damage or other consequences which may arise or result from giving the Credit Facility/ies to the Borrower or performing any service to the Borrower thereunder and shall reimburse the Bank upon demand for any payment, loss and damage which the Bank may make, suffer or sustain by reason or on account thereof and shall upon request appear and defend at the Borrower’s own cost and expense any action which may be brought against the Bank in connection therewith.

27.	The Borrower accepts, confirms and consents for the disclosure and sharing by the Bank of all or any information and data relating to the Borrower, the said credit facilities, any other transactions that the Borrower has with the Bank, the Borrower’s account, and the agreements and documents related to the Credit Facility/ies and transactions, including but not limited to information relating to default, if any, committed by the Borrower, in the discharge of the Borrower’s obligations in relation to the Credit Facility/ies or other transactions, as the Bank may deem appropriate and necessary to disclose and furnish, to the Reserve Bank of India (“RBI”) and/or to the Credit Information Bureau (India) Ltd and/or to any other agency or body as authorized in this behalf by RBI, to other banks and lenders including assignees and potential assignees, to its professional advisers and consultants and to its service providers instructed by it in relation to the said credit facilities, and/or as required under law or any applicable regulation, at the order of a court of law, or at the request or order of any statutory, regulatory or supervisory authority with whom it customarily complies.

28.	The Borrower undertakes and covenants that it shall provide all information, including information regarding other credit facilities enjoyed by the Borrower, as and when required by the Bank. The Borrower declares that the information furnished to the Bank from time to time is and shall be true and correct.

The Borrower:

(a)	accepts that the RBI or the Credit Information Bureau (India) Ltd. and any other agency so authorized, any statutory, regulatory or supervisory authority or other lenders, may use, process, disseminate the said information and data disclosed by the Bank in such manner as deemed fit by them in any particular circumstances; and

(b)	shall not hold the Bank at all responsible or liable in this regard.

It is agreed by the Borrower, that without prejudice to any rights of the Bank, all acts / steps as are necessary for the Bank to take in order to monitor the Credit Facility/ies and utilization thereof and/or the obligations of the Borrower and /or the Borrower’s compliance with the terms thereof and / or to recover amounts due to the Bank or any part or portion thereof, shall and/or may be carried out by and / or through such other person (including a company, a firm or body corporate) as may from time to time be appointed by the Bank in respect thereof and that the Bank will at all times be entitled to share with any such other person that may thus be appointed by the Bank, all documents statements of accounts and other information of whatsoever nature pertaining to the Borrower and/or the said credit facilities. Further, the Borrower expressly recognises and accepts that the Bank shall, without prejudice to its rights to perform such activities either itself or through its officers or servants, be absolutely entitled and have full power and authority to appoint one or more third parties of the Bank’s choice and to transfer or delegate to such third parties the right and authority to collect on behalf of the Bank all unpaid amounts and to perform and execute all acts, deeds, matters and things connected therewith or incidental thereto including receiving the amounts due, and generally performing all lawful acts as the third party may consider appropriate for such purposes.

29.	All rights and powers conferred on the Bank by this Agreement shall be in addition and supplemental to any rights the Bank has as a creditor against the Borrower under any law for the time being in force and security documents and shall not be in derogation thereof.

30.	No delay in exercising or omission to exercise any right, power or remedy accruing to the Bank upon any default under this Agreement, security documents or any other Agreement or document shall not impair any such right, power or remedy and nor shall the same be construed to be a waiver thereof or any acquiescence in such default, nor shall the action or inaction of the Bank in respect of any default or any acquiescence by it in any default, affect or impair any right, power or remedy of the Bank in respect of any other default. Nor shall any single or partial exercise of any right, power or privilege by the Bank shall preclude any further exercise of the same or the exercise of any other right, power or privilege by the Bank. The rights and remedies of the Bank provided herein and in the Security documents are cumulative and in addition to any rights and remedies provided by law which the Bank shall be entitled, but without being bound, to exercise at its absolute discretion.

31.	This Agreement and any other documents attached hereto or referred to herein, integrate all the terms and conditions mentioned herein or incidental hereto, and supersede all oral negotiations and prior writings in respect of the subject matter hereof, except for those provisions of the sanction letters, agreements, security documents issued or executed prior to this Agreement which are in addition to and complement to, and are not the same or in conflict with, the terms of this Agreement.

32.	This Agreement shall always be read with the Schedule hereunder written, sanction letters and all other agreements and documents executed or to be executed by the parties hereto and interpreted accordingly.

33.	The clauses of this Agreement, and the sub-clauses contained in each clause are severable and any illegality, invalidity or irregularity inconsistency or repugnancy of any clause or any sub-clause in the clause shall not in any way affect the legality, validity or regularity of any other clause or clause of the sub-clauses.

34.	This Agreement shall be governed by and construed in all respects with the Indian Laws and the parties hereto agree that any matter or issues arising hereunder or any dispute hereunder shall, at the option/discretion of the Bank, be subject to the exclusive jurisdiction of the Courts of New Delhi. This shall not however limit the rights of the Bank to file/take proceedings in any other court of competent jurisdiction.

35.	Nothing contained in these presents shall be deemed to limit or affect prejudicially the rights and powers of the Bank under the Security documents or at law or equity.

SCHEDULE

(Details of Credit Facilities)

Nature of Credit Facility	Amt. Rs.	Rate of Interest*	Penal Interest	Periodicity of charging interest	Repayment
Working Capital Demand Loan	30.00 Crs	To be decided at the time of disbursement.	2% p.a.	Monthly	On Demand
Cash Credit	10.00 Crs	BR +2.50% p.a. i.e. 13.50 %p.a.	2% p.a.	Monthly	On Demand

*	In case of working capital limits, the minimum interest shall be equal to three months’ interest at agreed rate on the sanctioned limit, as and by way of commitment charges

SIGNED AND DELIVERED BY

For TV 18 Home Shopping Network Ltd.

For TV 18 Home Shopping Network Limited

/s/ SACHIN RASTOGI

Director/ Authorised Signatory/ (ies)

The common Seal of

For TV 18 Home Shopping Network Limited

the Borrower withinnamed has been affixed

hereunto in the presence of:

Shri. / Smt. Roshni Tandon (company secretary)

Shri. / Smt.

Directors /                              of the Borrowers

in pursuance of the Board Resolution

dated 26/04/12 and they have signed below

the Seal to confirm that the Seal was affixed

in their presence.

Exhibit 10.8.3

[Fifty Rupees_India Non Judicial]

This stamp paper of Rs. 100 forms an integral part of the Deed of Guarantee dated 27/4/2012 executed between Network 18 Media & Investment Ltd. and The Ratnakar Bank Ltd.

[Fifty Rupees_India Non Judicial]

This stamp paper of Rs. 100 forms an integral part of the Deed of Guarantee dated 27/4/2012 executed between Network 18 Media & Investment Ltd. and The Ratnakar Bank Ltd.

DEED OF GUARANTEE

THIS DEED OF GUARANTEE is made at New Delhi on this 27 day of April 2012 (“Deed”)

BY

Network 18 Media & Investments Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 503,504 & 507, 5th Floor, Mercantile House, 15 Kasturba Gandhi Marg, New Delhi- 110 001 (Co – Borrower/Guarantor hereinafter referred to as “Guarantor”, which expression shall include its executors, administrators, successors and permitted assigns as the case may be)

in favour of THE RATNAKAR BANK LIMITED, a company incorporated under the Indian Companies Act, 1913 and an existing Company within the purview of the Companies Act, 1956 and registered with the Reserve Bank of India as Scheduled Commercial Bank and having its registered office at Shahupuri, Kolhapur – 416 001 and administrative office at “MAHAVEER”, Shri Shahu Market Yard Shahupuri, Kolhapur – 416 001 (hereinafter referred to as “Bank” which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors in interest, assigns, holding or subsidiary company and/or associates)

WHEREAS in terms of an Credit Facility Agreement dated 27/4/12 (“Agreement”) entered into by TV 18 Home Shopping Network Limited (herein under referred to as “the Borrower”, which expression shall unless repugnant to the context or meaning thereof be deemed to include his / her / its heirs, executors, administrators and legal representatives / the partners for the time being of the said firm, the survivor or survivors of them and their respective heirs, executors, administrators and legal representatives / its successors and permitted assigns, as the case may be) with The Ratnakar Bank Limited (hereinafter referred to as “the Bank” which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors in interest, assigns, holding or subsidiary company and/or associates) of the Other Part, Bank has agreed to finance the Borrower for the purpose of working capital, more particularly mentioned therein (“Purpose”) and such other facilities as may be agreed upon from time to time between the Bank and Borrower for sums not exceeding in the aggregate of Rs. 40,00,00,000/- (Rupees Forty Crores Only) (hereinafter referred to as “Credit Facility/ies”) on the terms and conditions specified and contained therein.

AND WHEREAS one of the conditions specified and contained in the Agreement is that the Borrower shall procure and furnish to Bank a guarantee from the Guarantor(s) guaranteeing due repayment (hereinafter referred to as “Guarantee”) by the Borrower of the said sum of Rs. 40,00,00,000/- (Rupees Forty Crores Only) (hereinafter for the sake of brevity referred to as “the Guaranteed Sum”) together with interest, costs charges, expenses and/or other monies due to Bank in respect of or under the aforesaid Credit Facility/ies or any of them on demand by Bank.

AND WHEREAS the Guarantor at the request of the Borrower and in consideration of Bank having agreed to grant or granted at the request of the Guarantor the aforesaid Credit Facility/ies to the Borrower, have agreed to execute this Guarantee in favour of Bank on the terms and in the manner hereinafter appearing.

NOW THIS DEED WITNESSETH that in consideration of the above premises it is hereby covenanted and agreed (all the Guarantor/s covenanting and agreeing jointly and severally) as follows;

1.	If at any time default shall be made by the Borrower in repayment of the Guaranteed Sum together with interest, costs, charges, expenses and/or other monies for the time being due to Bank in respect of/or under the Credit Facility/ies the Guarantor shall forthwith on demand, without any demur or protest, irrevocably and unconditionally pay to Bank the whole of such Guaranteed Sum together with interest, costs, charges, expenses and/or any other monies as may be then due to Bank in respect of the Credit Facility/ies and shall indemnify and keep indemnified Bank against all losses of the said Guaranteed Sum, interest or other monies due and all costs charges and expenses whatsoever which Bank may incur by reason of any default on the part of the Borrower.

2.	The Guarantor/s agrees and confirms that interest shall be charged on the outstanding amount of the Credit Facility/ies at such rate(s) as may be determined by Bank from time to time. Interest shall be calculated on the daily balance of the account(s) maintained by Bank and be debited thereto on the last working day of the month Bank shall also be entitled to charge at its own discretion such enhanced rates of interest on the account(s) either on the entire outstanding or on a portion thereof as it may fix for any irregularity and the charging of such enhanced rate of interest shall be without prejudice to Bank’s other rights and remedies.

3.	Bank shall have the fullest liberty without affecting this Guarantee to vary the amounts of the individual limits of the Credit Facility/ies as may be agreed upon from time to time between Bank and the Borrower subject to the aggregate thereof not exceeding the Guaranteed Sum together with interest and other monies due and payable by the Borrower under the Agreement and/or to postpone for any time or from time to time enforce or forbear to enforce any remedies of securities available to Bank at its liberty with reference to the matters aforesaid or any of them or by reason of time being given to the Borrower or of any other forbearance act or omission on the part of Bank or any other indulgence by Bank to the Borrower or by any other matters or things whatsoever which under the law relating to sureties would but for this provision have the effect of so releasing the Guarantees.

4.	**As the Credit Facility/ies has been further secured by creation of equitable mortgage by way of deposit of title deeds of the property/ies under separate security documents executed by the Borrower with Bank which security documents would contain stipulations as to the margin or value of property/ies to be maintained and other matters, the Guarantor/s agrees that no failure in requiring or obtaining such security or in the observance or performance of any of the stipulations or terms of the said security documents and no default of Bank in requiring or enforcing the observance or performance of any of the said stipulations or terms shall have the effect of releasing or discharging or in any manner affecting the liability of the Guarantor under these presents.

5.	Bank shall be at liberty to take in addition to the subsisting securities any other securities for the Credit Facility/ies or any of them or any part thereof and to release or forbear to enforce all or any of the remedies upon or under such securities and any collateral security or securities now held by Bank and that no such release or forbearance as aforesaid shall have the effect of releasing or discharging or in any manner affecting the liability of the Guarantor under the Guarantee and that the Guarantor shall have no right to the benefit of the said security that may be held by Bank until the claims of Bank against the Borrower in respect of the Credit Facility/ies and of all other claims (if any) are fully satisfied and then in so far only as such security shall not have been exhausted for the purpose of realising the amount of Bank’s claims and rateably only with other Guarantor or other persons (if any) entitled to the benefit of such securities respectively.

6.	The Guarantee herein contained shall be enforceable against the Guarantor notwithstanding the securities aforesaid or any of them or any other collateral securities that Bank may have obtained or may obtain from the Borrower or any other person shall at the time when proceedings are taken against the Guarantor hereunder be outstanding and/or not enforced and/or remain unrealised.

7.	The Guarantor/s hereby confirm, declare and affirm that their liability under the Guarantee herein contained, shall be joint and several and co-extensive with the liability of the Borrower and Bank shall be entitled to act as if the Guarantor/s was/were principal debtor/s to Bank for all the payments guaranteed by them as aforesaid to Bank.

8.

The Guarantee herein contained is a continuing one for all amounts advanced by Bank to the Borrower in respect of the Credit Facility/ies or under the Agreement as also for all interest costs and other monies which may from time to time become due and remain unpaid to Bank thereunder and shall not be determined or in any way be affected by any account or accounts opened or to be opened in a bank approved by Bank becoming nil or coming into credit at any time or from time to time or by reason of the said account or accounts being closed and fresh account or accounts being opened with the bank approved by Bank in respect of fresh facilities being granted within the overall limit sanctioned to the Borrower.

9.	Notwithstanding Bank’s rights under any security which Bank may have obtained or may obtain, Bank shall have the fullest liberty to call upon the Guarantor/s to pay the Guaranteed Sum together with interest as well as costs charges and expenses and/or other monies for the time being due to Bank in respect of the Credit Facility/ies or under the Agreement, or any of them without requiring Bank to realise from the Borrower the amount due to Bank in respect of the Credit Facility/ies and/or requiring Bank to enforce any remedies or securities available to Bank.

10.	The Guarantee herein contained shall not be determined or in any way prejudiced by any absorption of or by Bank or by any amalgamation thereof or therewith but shall inure and be available for and by the absorbing or amalgamated Bank or concern.

11.	The Guarantee shall be irrevocable and enforceable against the Guarantor/s notwithstanding any dispute between Bank and the Borrower.

12.	The Guarantor/s affirms and confirms and declare that any balance confirmation and/or acknowledgment of debt and/or admission of liability given or promise or part payment made by the Borrower or the authorised agents of the Borrower to Bank shall be deemed to have been made and/or given by or on behalf of the Guarantor themselves and shall be binding upon each of them.

13.	The Guarantor/s shall forthwith on demand made by Bank deposit with Bank such sum or security as Bank may from time to time specify for the due fulfillment of their obligations under this Guarantee and any security deposited with Bank may be sold by Bank after giving to the Guarantor a reasonable notice of sale and the said sum or the proceeds of sale of the securities may be appropriated by Bank in or towards satisfaction of the Guaranteed Sum together with interest and other monies due and payable by the Borrower under the Agreement and any liability arising out of non-fulfillment thereof by the Guarantor.

14.

The Guarantor/s hereby agrees that notwithstanding any variation made in the terms and conditions of the Agreement and/or any of the said security documents including reallocation / interchange of the individual limits within the Guaranteed Sum, variation in the rate of interest, extension of the date for payment of the installments, if any, composition made between Bank and the Borrower to give time to or not to sue the Borrower, or Bank parting with any of the securities given by the Borrower, the Guarantor/s shall not be released or discharged of their obligation under this Guarantee provided that in the event of any such variation or composition or agreement the liability of the Guarantor/s shall notwithstanding anything herein contained be deemed to have accrued and the Guarantor/s shall be deemed to have become liable hereunder on the date or dates on which the Borrower shall become liable to pay the amount/amounts due under the Agreement and/or any of the said security documents as a result of such variation or composition or arrangement.

15.	The Guarantor/s hereby agrees and confirms that Bank shall be entitled to adjust or set-off all monies held by Bank to the credit of or for the benefit of the Guarantor/s on any account or otherwise howsoever towards the discharge and satisfaction of the liability of the Guarantor/s under these presents.

16.	Without prejudice to the liability to pay the Guaranteed Sum together with interest and other monies due to Bank as aforesaid, the Guarantor/s hereby declares that Bank shall be at liberty to sue the Borrower and the Guarantor/s jointly and/or severally or Bank shall be entitled to proceed against the Borrower and/or Guarantor/s in the first instance. The Guarantor/s hereby bind(s) themselves/himself to pay on the first demand, the amount due with costs thereon.

17.	Bank may recover against me/us to the extent herein before mentioned notwithstanding that the principal or his agents, partners, directors or officers may have exceeded his or their powers or that the arrangements with Bank may have been ultra virus and without being bound to enforce its claim against the principal or any other person or other security held by Bank. Bank shall not be bound to inquire into powers of the principal or his agents or partners, directors or officers purporting to act on behalf of the principal and all moneys dues or liabilities incurred shall be deemed to form part of the present guarantee notwithstanding that the principal or his agents, partners, directors and officers may have exceeded his or their power or the arrangement with Bank may have been ultra virus.

18.	The Guarantor/s agrees that notwithstanding Bank for any reason whatsoever losing and/or parting with any of the securities given by the Borrower the Guarantor/s shall not be released or discharged of their obligations under this Guarantee and in the event of Bank so losing or parting with the security the Guarantor/s shall be deemed to have consented to or acquiesced in the same.

19.

The Guarantor/s agrees that if the Borrower being an individual becomes an insolvent or being a company goes into liquidation or winding up (whether compulsory or voluntary) or if the management of the undertaking of the Borrower is taken over under any law or if the Borrower and/or the undertaking of the Borrower is nationalised under any law or make any arrangement or composition with creditors, Bank may (notwithstanding payment to Bank by the Guarantor/s or any other person of the whole or any part of the amount hereby secured) rank as creditor and prove against the estate of the Borrower for the full amount of Bank’s claim against the Borrower or agrees to and accepts any composition in respect thereof and Bank may receive and retain the whole of the dividends composition or other payments thereon to the exclusion of all the rights of the Guarantor/s in competition with Bank until all, Bank’s claims are fully satisfied and the Guarantor/s will not be paying off the amounts payable by them or otherwise prove or claim against the estate of the Borrower till such time the whole of Banks claims against the Borrower have been satisfied and Bank may enforce and recover payment from the Guarantor/s of the full amount payable by the Guarantor/s notwithstanding any such proof or composition as aforesaid. On the happening of any of the aforesaid events, the Guarantor/s shall forthwith inform Bank in writing of the same.

20.	The Guarantee hereby given is independent and distinct from any security that Bank has taken or may take in any manner whatsoever whether it be by way of hypothecation pledge and/or mortgage and of any other charge over goods, movables or other assets and/or any other property movable or immovable and the Guarantor/s have not given this guarantee upon any understanding faith or belief that Bank has taken and/or may hereafter take any or other such security and that notwithstanding the provisions of Sections 140 and 141 of the Indian Contract Act, 1872 or other section of that Act or any other law the Guarantor/s will not claim to be discharged to any extent because of Bank’s failure to take any or other such security or in requiring or obtaining any such or other security or losing for any reason whatsoever including reasons attributable to its default and negligence benefit of any or other such security or any of rights to any or other such security that have been or could have been taken.

21.	This Deed shall be governed by and construed in all respects with the Indian Laws and the parties hereto agree that any matter or issues arising hereunder or any dispute hereunder shall, at the option/discretion of Bank, be subject to the non-exclusive jurisdiction of the Courts of the City of New Delhi in India. This shall not however limit the rights of Bank to file/take proceedings in any other Court of Competent Jurisdiction.

22.	The Guarantor/s agrees and accepts and consents for the disclosure and sharing by Bank of all or any information and data relating to the Guarantor/s, the Guarantor’s account, and this Deed, including but not limited to information relating to default, if any, committed by the Guarantor/s, in the discharge of the Guarantor’ obligations, as Bank may deem appropriate and necessary to disclose and furnish, to Reserve Bank of India (“RBI”) and/or to Credit Information Bureau (India) Ltd. and/or to any other agency authorized in this behalf by RBI, to its professional advisers and consultants and to its service providers, third party or otherwise, instructed by it in relation to this Deed and/or the Credit Facility/ies, and/or as required under law or any applicable regulation, at the order of a court of law, or at the request or order of any statutory, regulatory or supervisory authority with whom it customarily complies.

(I)	The Guarantor/s declares that the information and data furnished and to be furnished to Bank are and shall be true and correct.

(II)	The Guarantor/s:

a)	accepts that Reserve Bank of India (RBI) or Credit Information Bureau (India) Ltd. and any other agency so authorized, any statutory, regulatory or supervisory authority, may use, process, disseminate the said information and data disclosed by Bank in such manner as deemed fit by them in any particular circumstances; and

b)	shall not hold Bank at all responsible or liable in this regard

23.	The Guarantor/s agrees that any admission or acknowledgment made in writing signed by the Borrower of the liability or indebtedness of the Borrower or otherwise in relation to the Credit Facility/ies and/or any part payment as may be made by the Borrower towards the principal sum hereby guaranteed or any judgment, award or order obtained by Bank against the Borrower shall be binding on the Guarantor/s and the Guarantor/s accepts the correctness of any statement of account that may be served on the Borrower and the same shall be binding and conclusive as against the Guarantor/s also and the Guarantor/s further agrees that in the Borrower making an acknowledgment or making a payment the Borrower shall in addition to his personal capacity be deemed to act as the Guarantor’s duly authorised agent in that behalf for the purpose of but not limited to Sections 18 and 19 of the Limitation Act of 1963.

24.	The Guarantor shall not assign or transfer any of their rights and/or obligations under this Deed of Guarantee. No delay in exercising or omission to exercise any right, power or remedy accruing/available to Bank upon any default or otherwise hereunder or any other security documents/letters of guarantee shall impair or prejudice any such right, power or remedy or shall be construed to be a waiver thereof or any acquiescence therein and any single or partial exercise of any right, power or remedy hereunder shall not preclude the further exercise thereof and every right and remedy of Bank shall continue in full force and effect until such right, power or remedy is specifically waived by an instrument in writing executed by Bank.

However Bank shall be entitled to, without issuing any notice or obtaining any consent from the Guarantor/s, sell, assign, this Deed with or without any other security in favour of Bank (including all guarantee/s, if any) to any person (“Intending Assignee”) of Bank’s choice in whole or in part and in such manner and on such terms and conditions as Bank shall decide. Any such sale, assignment, securitization or transfer shall conclusively bind the Guarantor/s and all other related persons.

25.	The Guarantor agrees that the amount due under the Agreement and hereby guaranteed shall be payable to Bank on Bank serving the Guarantor/s with a notice requiring payment of the amount and such notice shall be deemed to have been served on the Guarantor/s by actual delivery thereof to the Guarantor/s or by dispatch thereof by Registered Post or Certificate of Posting or by courier or by any other means to the Guarantor’s address herein given or any other address in India to which, the Guarantor/s may by written intimation give Bank or request that communication addressed to the Guarantor’s be dispatched. Any notice dispatched by Bank by Registered Post or Certificate of Posting or by courier or by any other means to the address to which it is required to be dispatched under this clause shall be deemed to have been duly served on the Guarantor/s four days after the date thereof, and shall be sufficient if it is established that such notice, communication or demand was properly addressed and sent.

26.	This Deed shall be enforceable notwithstanding any change in the name or constitution of Bank and it shall inure for the benefit of company/entity with which Bank may become amalgamated or to which Bank shall assign / novate / transfer / securities.

IN WITNESS WHEREOF the Guarantor/s (abovementioned) have executed these presents the day and year first hereinabove written.

SIGNED AND DELIVERED

by within named Guarantor

For Network 18 Media & Investments Limited

/s/ R.D.S Bawa
R.D.S Bawa

Director/Authorised Signatory (ies)

The Common Seal of

Network 18 Media & Investments Limited

the Borrower within named was affixed hereunto

in the presence of:

Shri./ Smt. /s/ Yug Samrat
Shri./ Smt. Yug Samrat Directors / of the Borrowers in pursuance of the Board Resolution dated 09/02/2012 and they have signed below the Seal to confirm that the Seal was affixed in their presence.

Exhibit 10.8.4

[Fifty Rupees_India Non Judicial]

This stamp paper of Rs. 50 forms an integral part of the Deed of Guarantee dated 27 April 2012 given by Shri Raghav Bahl and The Ratnakar Bank Ltd.

[Fifty Rupees_India Non Judicial]

This stamp paper of Rs. 50 forms an integral part of the Deed of Guarantee dated 27 April 2012 given by Shri Raghav Bahl and The Ratnakar Bank Ltd.

[Fifty Rupees_India Non Judicial]

This stamp paper of Rs. 50 forms an integral part of the Deed of Guarantee dated 27 April 2012 given by Shri Raghav Bahl and The Ratnakar Bank Ltd.

PERSONAL GUARANTEE

THIS DEED OF GUARANTEE is executed at New Delhi on this 27 day of APRIL 2012 (“Guarantee”)

BY

Shri Raghav Bahl, son/wife of Shri                                                          , age          years, residing at                                               in his capacity as Individual,

hereinafter called the Guarantors (which expression shall include each of them and their respective heirs, executors, administrators and permitted assigns as the case may be) of the ONE PART,

IN FAVOUR OF

THE RATNAKAR BANK LIMITED, a company incorporated under the Indian Companies Act, 1913 and an existing Company within the purview of the Companies Act, 1956 and registered with the Reserve Bank of India as Scheduled Commercial Bank and having its registered office at Shahupuri, Kolhapur – 416 001 and administrative office at “MAHAVEER”, Shri Shahu Market Yard Shahupuri, Kolhapur – 416 005 (hereinafter referred to as “the Bank” which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors in interest, assigns, holding or subsidiary company and/or associates) of the OTHER PART.

WHEREAS

1.	**M/s. TV 18 Home Shopping Network Limited, a public / private limited company incorporated under the Companies Act, 1956 and having its registered office at 503, 504 & 507, 5th Floor, Mercantile House, 15 Kasturba Gandhi Marg, New Delhi – 110001 (hereinafter referred to as “Borrower”, which expression shall include its executors, administrators, successors and permitted assigns as the case may be)

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2.	The Bank agreed to grant / continue to grant to the Borrower the said credit facilities (defined hereinafter) upon the terms and conditions mentioned in the letter of sanction dated 23/4/12 addressed by the Bank to the Borrower for the purpose of working capital (the “Purpose”), more particularly mentioned in loan agreement dated (hereinafter referred to as “Facility Agreement”) and other documents executed by the Borrower which have been perused and understood by the Guarantors.

3.	One of the conditions specified and contained in the Facility Agreement is that the Borrower shall procure and furnish to Bank a guarantee from the Guarantor(s) guaranteeing due repayment by the Borrower of the said sum of Rs.40,00,00,000/- (Rupees Forty Crores only) together with interest, costs, charges, expenses and/or other monies due to Bank (hereinafter referred to as “the Guaranteed Sum”) in respect of or under the said credit facilities or any of them on demand by Bank.

4.	The Guarantors have requested the Bank to grant / continue to grant the said credit facilities to the Borrower which the Bank has agreed to do in consideration of the Guarantors having offered to guarantee repayment of the said credit facilities with interest and all other moneys that may become due and payable by the Borrower to the Bank in connection with the said credit facilities.

5.	The Bank has advised the Guarantors to execute these presents, which they have agreed to do.

NOW THESE PRESENTS WITNESSETH that in consideration of the above premises it is hereby covenanted and agreed (all the Guarantor/s covenanting and agreeing jointly and severally) as follows:

1.	In consideration of the Bank, at the request of the Guarantors, having agreed to grant / continue to grant the said credit facilities of the aggregate sum of Rs.40,00,00,000/- (Rupees Forty Crores only) to the Borrower as detailed in the SCHEDULE hereunder written, hereinafter referred to as “the said credit facilities”, the Guarantors do hereby guarantee payment by the Borrower to the Bank of all the amounts of the principal and all interest, costs, charges and expenses chargeable by the Bank to the Borrower in respect of the said credit facilities in accordance with the terms and conditions on which the said credit facilities are granted.

2.

The Guarantors agree that the amount hereby guaranteed shall be due and payable by the Guarantors jointly and severally to the Bank, two days after demand and without demur merely upon the Bank sending to the Guarantors a demand notice requiring payment of the amount. Any such demand made by the Bank on the Guarantors shall be conclusive as regards the amount claimed therein having become due and payable by the Borrower to the Bank in respect of the said credit facilities mentioned therein and also conclusive as regards the default having been committed by the Borrower in repayment of the said amount to the Bank. The Guarantors agree that they will not require any further proof of these facts from the Bank and will pay the amount demanded forthwith on receipt of the demand notice. Any such demand notice sent by the Bank by hand delivery or by post to the Guarantors at their address mentioned above or such address as may be known to the Bank, shall be deemed to have been duly served on Guarantors at the time when the notice would in the ordinary course of post be delivered at such address,

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notwithstanding that the notice may not in fact have been received by the Guarantors or that the address to which it is dispatched may have ceased to the Guarantors’ address. It is agreed that the Bank may in its sole discretion invoke this Guarantee as regards the amounts due from the Borrower under some of the said credit facilities without prejudice to its right to invoke this Guarantee thereafter in respect of the other credit facilities.

3.	The Guarantor accepts, confirms and consents for the disclosure and sharing by the Bank of all or any information and data relating to the Guarantor, the said credit facilities, any other transactions that the Guarantor has with the Bank, the Borrower’s account, and the agreements and documents related to the said credit facilities and transactions, including but not limited to information relating to default, if any, committed by the Guarantor, in the discharge of the Guarantor’s obligations in relation to the said credit facilities or other transactions, as the Bank may deem appropriate and necessary to disclose and furnish, to the Reserve Bank of India (“RBI”) and/or to the Credit Information Bureau (India) Ltd and/or to any other agency or body as authorized in this behalf by RBI, to other banks and lenders including assignees and potential assignees, to its professional advisers and consultants and to its service providers instructed by it in relation to the said credit facilities, and/or as required under law or any applicable regulation, at the order of a court of law, or at the request or order of any statutory, regulatory or supervisory authority with whom it customarily complies.
The Guarantor undertakes and covenants that it shall provide all information, as and when required by the Bank. The Guarantor declares that the information furnished to the Bank from time to time is and shall be true and correct.

The Guarantor:

(a) accepts that the RBI or the Credit Information Bureau (India) Ltd. and any other agency so authorized, any statutory, regulatory or supervisory authority or other lenders, may use, process, disseminate the said information and data disclosed by the Bank in such manner as deemed fit by them in any particular circumstances; and

(b) shall not hold the Bank at all responsible or liable in this regard.

It is agreed by the Guarantor, that without prejudice to any rights of the Bank, all acts / steps as are necessary for the Bank to take in order to monitor the said credit facilities and utilization thereof and/or the obligations of the Guarantor and / or the Guarantor’s compliance with the terms thereof and / or to recover amounts due to the Bank or any part or portion thereof, shall and/or may be carried out by and / or through such other person (including a company, firm or body corporate) as may from time to time be appointed by the Bank in respect thereof and that the Bank will at all times be entitled to share with any such other person that may thus be appointed by the Bank, all documents statements of accounts and other information of whatsoever nature pertaining to the Guarantor and/or the said credit facilities. Further, the Guarantor expressly recognises and accepts that the Bank shall, without prejudice to its rights to perform such activities either itself or through its

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officers or servants, be absolutely entitled and have full power and authority to appoint one or more third parties of the Bank’s choice and to transfer or delegate to such third parties the right and authority to collect on behalf of the Bank all unpaid amounts and to perform and execute all acts, deeds, matters and things connected therewith or incidental thereto including receiving the amounts due, and generally performing all lawful acts as the third party may consider appropriate for such purposes.

4.	The Guarantee herein contained shall be enforceable against the Guarantor notwithstanding the securities the Bank has obtained as collateral for the said credit facilities said credit facilities or under the Facility Agreement as also for all interest costs and other monies which may from time to time become due and remain unpaid to Bank thereunder and shall not be determined or in any way be affected by any account or accounts opened or to be opened in a bank approved by Bank becoming nil or coming into credit at any time or from time to time or by reason of the said account(s) being closed and fresh account(s) being opened with the bank approved by Bank in respect of fresh facilities being granted within the overall limit sanctioned to the Borrower.

5.	Notwithstanding Bank’s rights under any security which Bank may have obtained or may obtain, Bank shall have the fullest liberty to call upon the Guarantor/s to pay the Guaranteed Sum together with interest as well as costs charges and expenses and/or other monies for the time being due to Bank in respect of the said credit facilities or under the Facility Agreement, or any of them without requiring Bank to realise from the Borrower the amount due to Bank in respect of the said credit facilities and/or requiring Bank to enforce any remedies or securities available to Bank.

6.	The Guarantee herein contained shall not be determined or in any way prejudiced by any absorption of or by the Bank or by any amalgamation thereof or therewith but shall inure and be available for and by the absorbing or amalgamated Bank or concern.

7.	The Guarantee shall be irrevocable and enforceable against the Guarantor/s notwithstanding any dispute between Bank and the Borrower.

8.	The Guarantor/s affirms and confirms and declare that any balance confirmation and/or acknowledgment of debt and/or admission of liability given or promise or part payment made by the Borrower or the authorised agents of the Borrower to Bank shall be deemed to have been made and/or given by or on behalf of the Guarantor/s themselves and shall be binding upon each of them.

9.	The Guarantor/s shall forthwith on demand made by Bank deposit with Bank such sum or security as Bank may from time to time specify for the due fulfillment of their obligations under this Guarantee and any security deposited with Bank may be sold by Bank after giving to the Guarantor a reasonable notice of sale and the Guaranteed Sum or the proceeds of sale of the securities may be appropriated by Bank in or towards satisfaction of the Guaranteed Sum together with interest and other monies due and payable by the Borrower under the Facility Agreement and any liability arising out of non-fulfillment thereof by the Guarantor.

10.

The Guarantor/s hereby agrees that notwithstanding any variation made in the terms and conditions of the Facility Agreement and/or any of the said security documents including reallocation / interchange of the individual limits within the Guaranteed Sum, variation in the rate of interest, extension of the date for payment

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of the installments, if any, composition made between the Bank and the Borrower to give time to or not to sue the Borrower, or the Bank parting with any of the securities given by the Borrower, the Guarantor/s shall not be released or discharged of their obligation under this Guarantee provided that in the event of any such variation or composition or agreement the liability of the Guarantor/s shall notwithstanding anything herein contained be deemed to have accrued and the Guarantor/s shall be deemed to have become liable hereunder on the date or dates on which the Borrower shall become liable to pay the amount/amounts due under the Facility Agreement and/or any of the said security documents as a result of such variation or composition or arrangement.

11.	The Guarantor(s) agree that any admission or acknowledgement made in writing signed by the Borrower of the liability and indebtedness of the Borrower or otherwise in relation to the said credit facilities and/or any part payment made by the Borrower in respect of / towards repayment of the amounts and their indebtedness or otherwise in relation to the said credit facilities and / or the subject matter of this guarantee or any judgment, award or order obtained by Bank against the Borrower shall be binding on the Guarantors and shall be treated as given on behalf of the Guarantors also. The Guarantors shall accept the correctness of any statement of account served on the Borrower, generated through computer or which is duly certified by the authorized signatory of the Bank, and the same shall be binding and conclusive against the Guarantors also and the Guarantor/s further agrees that in the Borrower making an acknowledgment or making a payment the Borrower shall in addition to his personal capacity be deemed to act as the Guarantor’s duly authorised agent in that behalf for the purpose of but not limited to Sections 18 and 19 of the Limitation Act of 1963.

12.	It is further agreed by the Guarantors that the Bank shall be entitled to give temporary or extra overdrafts or other advances to the Borrower and to appropriate payments made to it by the Borrower towards recovery of any moneys advanced / disbursed by the Bank to the Borrower from time to time including temporary over-drafts enhancement of facility or otherwise whether through the accounts guaranteed by the Guarantors herein or otherwise without affecting the liabilities of the Guarantors and the Guarantors shall not be entitled to question such appropriation or to require the Bank to appropriate such payments towards previous disbursals so as to reduce the liability of the Guarantors hereunder on account of any such payments.

13.	In the event of death of any/or all of the Guarantors during the continuance of the guarantee, the estate and effects and the heirs, executors, administrators and assigns of such deceased Guarantors will continue to be liable for full repayment of the moneys then due under the said credit facilities together with future interest, costs and charges payable by the Borrower in respect thereof. It is further agreed by the Guarantors that until written notice of the Guarantor’s death is delivered to the Bank, the Bank shall be entitled to continue the said credit facilities to the Borrower so as to bind the estate effects heirs, executors, administrators and assigns of the deceased Guarantors also for the moneys advanced subsequent to his death.

14.

This guarantee shall not be revoked by the Guarantors and shall remain in force till all the amounts due and payable to the Bank by the Borrower in respect of the said credit facilities are paid in full inclusive of interest and other charges payable by the Borrower. The Guarantors further specifically agree that this guarantee shall continue to remain in force and the Guarantors shall continue to be liable there under for all amount due and payable to the Bank by the Borrower even though some of the said credit facilities may have been unutilised or utilised and then repaid in full so long as the said credit facilities are continued by the Bank to the Borrower. This guarantee shall be in full force even though the Borrower have not renewed the

5

documents and even though the claim of the Bank for the amounts due from the Borrower get time barred and the Bank cannot recover the same from Borrower by filing a suit or any legal proceeding against the Borrower.

15.	The Guarantors hereby consents to the Bank making any variance, change or modification that the Bank may think fit in the terms of Facility agreement; to the Bank determining enlarging or varying any credit facility to the Borrower; to the Bank making any composition with or promising to give time or installments to the Borrower; or not to sue the Borrower or to the Bank’s parting with any security which it may be holding for the Guaranteed Sum. The Guarantors also agree that they shall not be discharged from their liabilities to the Bank by the Bank releasing the Borrower or by any act or omission of the Bank as indicated above the legal consequences whereof may be to discharge the Guarantors or by any act of the Bank which would, but for this provision, be inconsistent with the Guarantor’s rights as sureties or by the Bank’s omission to do any act which, but for these present provisions, the Bank’s duty to the Guarantors would have required the Bank to do. The Guarantors do hereby waive all the rights available to the sureties under Sections 133, 134, 135, 139, and 141 of Contract Act. The Guarantors also agree that they will not be entitled to the benefit of subrogation to the securities until all moneys due to the Bank secured by such securities are fully repaid and also if the same securities are held by the Bank for any other indebtedness of the Borrower.

16.	The Bank may recover against the Guarantor/s to the extent herein before mentioned notwithstanding that the Borrower or his agents, partners, directors or officers may have exceeded his or their powers or that the arrangements with the Bank may have been ultra-virus and without being bound to enforce its claim against the principal or any other person or other security held by Bank. Bank shall not be bound to inquire into powers of the principal or his agents or partners, directors or officers purporting to act on behalf of the principal and all moneys dues or liabilities incurred shall be deemed to form part of the present guarantee notwithstanding that the principal or his agents, partners, directors and officers may have exceeded his or their power or the arrangement with Bank may have been ultra-virus.

17.	The Guarantor/s agrees that notwithstanding the Bank for any reason whatsoever losing and/or parting with any of the securities given by the Borrower the Guarantor/s shall not be released or discharged of their obligations under this Guarantee and in the event of the Bank so losing or parting with the security the Guarantor/s shall be deemed to have consented to or acquiesced in the same.

18.	The Guarantor/s agrees that if the Borrower being an individual becomes an insolvent or being a company goes into liquidation or winding up (whether compulsory or voluntary) or if the management of the undertaking of the Borrower is taken over under any law or if the Borrower and/or the undertaking of the Borrower is nationalised under any law or make any arrangement or composition with creditors, Bank may (notwithstanding payment to Bank by the Guarantor/s or any other person of the whole or any part of the amount hereby secured) rank as creditor and prove against the estate of the Borrower for the full amount of Bank’s claim against the Borrower or agrees to and accepts any composition in respect thereof and Bank may receive and retain the whole of the dividends composition or other payments thereon to the exclusion of all the rights of the Guarantor/s in competition with Bank until all, Bank’s claims are fully satisfied and the Guarantor/s will not be paying off the amounts payable by them or otherwise prove or claim against the estate of the Borrower till such time the whole of Banks claims against the Borrower have been satisfied and Bank may enforce and recover payment from the Guarantor/s of the full amount payable by the Guarantor/s notwithstanding any such proof or composition as aforesaid. On the happening of any of the aforesaid events, the Guarantor/s shall forthwith inform Bank in writing of the same.

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19.	The Guarantee hereby given is independent and distinct from any security that Bank has taken or may take in any manner whatsoever whether it be by way of hypothecation pledge and/or mortgage and of any other charge over goods, movables or other assets and/or any other property movable or immovable and the Guarantor/s have not given this guarantee upon any understanding faith or belief that Bank has taken and/or may hereafter take any or other such security and that notwithstanding the provisions of Sections 140 and 141 of the Indian Contract Act, 1872 or other section of that Act or any other law the Guarantor/s will not claim to be discharged to any extent because of Bank’s failure to take any or other such security or in requiring or obtaining any such or other security or losing for any reason whatsoever including reasons attributable to its default and negligence benefit of any or other such security or any of rights to any or other such security that have been or could have been taken.

20.	The Guarantors do hereby represent to the Bank that the Borrower and the Guarantors are competent to contract within the meaning of the Indian Contract Act and that there is no impediment to their capacity to enter into contracts with the Bank. The Guarantors further agree that if Borrower shall be found not to be liable to the Bank in law for the advances made or the said credit facilities given by the Bank to him by reason of his incapacity to borrow or to contract or for any other reason, the Guarantors shall nevertheless be liable to indemnify the Bank and to pay the Bank all the sums that would have been otherwise recoverable by the Bank from the Borrower.

21.	The Guarantors hereby declare that this guarantee is in addition to and not by way of any limitation of or substitution for, any other guarantee or guarantees that the Guarantors may have previously given or may hereafter give to the Bank (whether alone or jointly with any other parties) and that this Guaranteed Sum shall not revoke or limit any such other guarantee or guarantees.

22.	Without prejudice to the Bank’s absolute right in its uncontrolled discretion to adjust, appropriate or set off at any time and from time to time any amount received or to be received by the Bank from Guarantors or any amount due or to become due to Guarantors towards any amount due or to become due by Guarantors to the Bank in any account at any of the Bank’s branches whatsoever, any amount received or to be received by the Bank may first be appropriated by the Bank towards costs, charges and expense incurred by the bank and surplus amount, if any, may thereafter be appropriated by the Bank towards interest chargeable by the Bank and surplus amount, if any, may lastly be appropriated by the Bank towards principal amount due from the Guarantors after invoking this guarantee, to the Bank.

23.	The Bank shall be entitled at any time and from time to time without any notice, reference or intimation to the Guarantors to adjust, appropriate or set off any credit balance or any part thereof due or to become due to the Guarantors in any of the Guarantors’ current, savings, term deposit or any deposit account or any account whatsoever at any of the Bank’s branches in the Guarantors’ name/s with or without joint names of any other persons on or before or after the maturity dates thereof towards satisfaction or part satisfaction of outstanding debit balances due or to become due by the Guarantors to the Bank, after invoking this guarantee.

24.

Notwithstanding the Bank’s decision / action / policy, if any, to reverse any debit entry or not to debit interest or not to make any debit entry in Bank’s books or in ledger account or in statement of account or any account of the Borrower, for any

7

period whatsoever, upon invoking this guarantee, the Guarantors shall be bound and liable to pay jointly and severally the Bank, the entire outstanding debit balance and compound interest thereon by the Borrower under the said credit facilities, with monthly rests till the date of realization, recovery or collection by the Bank of all such amounts plus additional interest, additional interest, liquidated damages, commission, costs, charges and expenses at such rates as may be prevailing or fixed or to be fixed by the Bank from time to time without reference, notice or intimation by the Bank at any time whatsoever.

25.	Guarantors do hereby agree, undertake, record, declare, admit, assure, promise, acknowledge and confirm to abide by, accept, satisfy, fulfill, carry out., perform and comply fully with all the terms, conditions, requirements, sanctions, provisions and stipulations or any amendments or modifications therein made or to be made by the Bank at any time or from time to time in its discretion concerning any of his/their liabilities, limits or accounts without any reference, notice or intimation by the Bank in that behalf.

26.	No delay in exercising or omission to exercise any right, power or remedy accruing/available to Bank upon any default or otherwise hereunder or any other security documents/letters of guarantee shall impair or prejudice any such right power or remedy or shall be construed to be a waiver thereof or any acquiescence therein and any single or partial exercise of any right, power or remedy hereunder shall not preclude the further exercise thereof and every right and remedy of Bank shall continue in full force and effect until such right, power or remedy is specifically waived by an instrument in writing executed by Bank.

27.	The Guarantor shall not assign or transfer any of their rights and/or obligations under this Deed of Guarantee. However Bank shall be entitled to, without issuing any notice or obtaining any consent from the Guarantor/s, sell, assign, this Deed with or without any other security in favour of Bank (including all guarantee/s, if any) to any person of Bank’s choice in whole or in part and in such manner and on such terms and conditions as Bank shall decide.

28.	Any demand or notice to be made or given to the Guarantors for the payment of the Guaranteed Sum payable to the Bank may be made by actual delivery thereof to the Guarantor/s or by dispatch thereof by Registered Post or Certificate of Posting or by courier or by any other means to the Guarantor’s place of business, residence or office or any other address in India to which, the Guarantor/s may by written intimation give Bank or request that communication addressed to the Guarantor’s be dispatched. Any notice dispatched by Bank by Registered Post or Certificate of Posting or by courier or by any other means to the address to which it is required to be dispatched under this clause shall be deemed to have been duly served on the Guarantor/s four days after the date thereof, and shall be sufficient if it is established that such notice, communication or demand was properly addressed and sent.

29.	This Deed shall be governed by and construed in all respects with the Indian Laws and the parties hereto agree that any matter or issues arising hereunder or any dispute hereunder shall, at the option/discretion of Bank, be subject to the non-exclusive jurisdiction of the Courts of the City of New Delhi in India. This shall not however limit the rights of Bank to file/take proceedings in any other Court of Competent Jurisdiction.

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SCHEDULE

(Details of Credit Facilities to be granted / continued to the Borrower)

Nature of Credit Facility	Amt. Rs.	Rate of Interest*	Penal Interest	Periodicity of charging interest	Margin	Repayment
Working Capital Demand Loan	30.00 Crs	To be decided at the time of disbursement.	2% p.a.	Monthly	25%	On Demand
Cash Credit	10.00 Crs	BR +2.50% p.a. i.e. 13.50% p.a.	2% p.a.	Monthly	25%	On Demand

*	In case of working capital limits, the minimum interest shall be equal to three months’ interest at agreed rate on the sanctioned limit, as and by way of commitment charges

IN WITNESS WHEREOF the Guarantors have executed these presents on the date mentioned hereinabove.

SIGNED AND DELIVERED BY

/s/ Raghav Bahl
Mr. Raghav Bahl
The GUARANTOR within named

9

Exhibit 10.8.5

[One Hundred Rupees_India Non Judicial]

This stamp pages of RS. 100 forms an integral part of Composite Deed of Hypothecation at 27/4/2012 executed between Tv 18 Home Shopping Network Ltd and the Ratnakar Bank Ltd.

[Authorised Signatory Stamp]

[One Hundred Rupees_India Non Judicial]

This stamp pages of RS. 100 forms an integral part of Composite Deed of Hypothecation at 27th April 2012 executed between Tv 18 Home Shopping Network Ltd and the Ratnakar Bank Ltd.

[Authorised Signatory Stamp]

R-06

COMPOSITE DEED OF HYPOTHECATION

This Composite Deed of Hypothecation is made at Delhi on 27 day of APRIL 2012 (hereinafter referred to as the “Deed”)

BY

TV 18 Home Shopping Network Limited, a company incorporated under the Companies Act. 1956 and having its registered office at 503. 504 & 507. 5th Floor, Mercantile House, 15 Kasturba Gandhi Marg. New Delhi - 110001 (hereinafter referred to as “Borrower”, which expression shall include its executors, administrators, successors and permitted assigns as the case may be)

of the ONE PART

IN FAVOUR OF

THE RATNAKAR BANK LIMITED, a company incorporated under the Indian Companies Act, 1913 and an existing Company within the purview of the Companies Act, 1956 and registered with the Reserve Bank of India as Scheduled Commercial Bank and having its registered office at Shahupuri, Kolhapur - 416 001 and administrative office at “MAHAVEER”. Shri Shahu Market Yard Shahupuri, Kolhapur - 416 005 (hereinafter referred to as “the Bank” which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors in interest, assigns, holding or subsidiary company and/or associates) of the OTHER PART

WHEREAS the Borrower has requested the Bank to grant or continue to grant to the Borrower the credit facilities aggregating to the sum of Rs.40,00,00,000/- (Rupees Forty Crores only) which the Bank has agreed to do, on the Borrower agreeing to repay the said dues under the credit facilities with interest as mentioned in the sanction letter dated 23/4/2012 (hereinafter referred to as “Sanction Letter”)and/or on the terms and conditions agreed between the Bank and the Borrower under the Credit Facility Agreement dated 27/4/2012 (hereinafter referred to as the “Agreement”)* and on the Borrower securing repayment of the dues under the credit facilities with interest, costs, charges, expenses etc., to the Bank by hypothecation of the Borrower’s movable assets on the terms and conditions as hereinafter contained.

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED AND

DECLARED BY AND BETWEEN THE PARTIES HERETO AS FOLLOWS:

1.

In pursuance of the said arrangement and in consideration of the credit facilities aggregating to Rs.40,00,00,000/- (Rupees Forty Crores only), more particularly described in the SCHEDULE - I hereunder written, hereinafter referred to as “the Credit Facility/ies’, granted / agreed to be granted by the Bank to the Borrower in one or more installments according to the needs of the Borrower or the nature of the Credit Facility/ies and as the Bank deems fit, the Borrower hereby covenants with the Bank that the Borrower shall repay the dues under the Credit Facility/ies to the Bank in the manner detailed in Schedule - I hereunder written or such repayment programme as may be mutually agreed between the Borrower and the Bank and also all costs, charges and expenses incurred or to be incurred by the Bank till the date of repayment or realisation of the entire balance, for the preservation, protection, defence and perfection of the security hereby created or for attempted or actual realisation or enforcement of the security

2.	The Borrower agrees with the Bank that so long as the Credit Facility/ies or any portion thereof will remain outstanding or unpaid, the Borrower will pay to the Bank interest on the outstanding from time to time and costs, charges, expenses, additional interest etc. at such rate and rests and periodicity as mentioned in the Bank’s Sanction Letter and also in the Schedule - I hereunder written. The Borrower shall abide by and comply fully with all the terms, conditions, provisions and stipulations contained in the Sanction Letter and/or the Agreement (if executed) together with such amendments, modifications, changes, variations or alterations, if any, made or to be made by the Bank therein in its discretion without any notice reference or intimation by the Bank, or as contained in any specific agreement / document executed or to be executed in relation to all or any of the Credit Facility/ies, at any time or from time to time.

3.	The Borrower hereby agrees that in the event of failure to pay any installment of interest on its due date, such interest shall be capitalised and will carry interest at the same rate as applicable to the Credit Facility/ies in addition to charging additional interest at the rate as mentioned in Schedule - I hereunder from the date of default to the date of actual payment of the defaulted amount and will be treated as an advance secured by these presents. The Borrower further agrees, in case of working capital limits, to pay minimum interest amounting to three months’ interest on the sanctioned limit as and by way of commitment charges.

4.	Notwithstanding the Bank’s decision / action / policy, if any, to reverse any debit entry or not to debit interest or not to make any debit entry in the Bank’s books or in ledger account or in statement of account or any account for any period whatsoever, the Borrowers shall be bound and liable to pay jointly and severally to the Bank, the entire outstanding debit balance and compound interest thereon with monthly rests till the date of realization, recovery or collection by the Bank of all such amounts plus penal interest, additional interest, liquidated damages, commission, costs, charges and expenses at such rates as may be prevailing or fixed or to be fixed by the Bank from time to time, without reference, notice or intimation by the Bank at any time whatsoever.

5.

In pursuance of the premises aforesaid and in consideration of the Bank having granted and / or agreed to grant the Credit Facility/ies to the Borrower all or any of the Credit Facility/ies for the purposes and subject to the terms and conditions as agreed, the Borrower doth hereby hypothecate by way of exclusive charge to and in favour of the Bank all tangible and intangible assets of the Borrower now belonging to or that may at any time, during the continuance of the Credit Facility/ies, and this security, belong to the Borrower or that may be held by any party to the order or disposition of the Borrowers, more particularly described in the

SCHEDULE - II hereunder written (hereinafter referred to as “the Hypothecated Assets”) and that the charge by way of hypothecation hereby created on the Hypothecated Assets shall be a security by way of exclusive charge in favour of the Bank for the due repayment and discharge on demand of the Credit Facility/ies to the Bank together with interest thereon at the agreed rates and periodicity as mentioned in the Schedule - I hereunder and all costs, charges, expenses and other moneys payable in respect of the Credit Facility/ies or which may give rise to a pecuniary liability and for all costs (between Attorney and Client) on full indemnity basis charges, expenses and other moneys whatsoever, enforcement or realization of the security. The security hereby created shall be and shall always be and remain a continuing security for all moneys, indebtedness and liabilities aforesaid notwithstanding the existence of a credit balance in the Credit Facility/ies account(s) opened with the Bank (hereinafter referred to as “Account(s)”) at any time or any partial payments or fluctuations of accounts and the said security shall be in addition to any other security for any such indebtedness or liability now held or hereafter to be held by the Bank provided, however, that where the Bank has at the specific request of the Borrower and in its sole discretion communicated in writing to the Borrower that in respect of any specific items of goods, book debts, movables and other assets, this charge by way of hypothecation will not operate such goods, book-debts, movables and other assets shall be deemed as not having been hypothecated to the Bank as stated herein before.

6.	The Borrower hereby declares, covenants, engages and agrees with the Bank as follows.

a)	All moneys drawn or disbursed from the Bank and credited in the Account(s) shall be solely applied and used and utilized for the purpose for which the Credit Facility/ies is/are sanctioned and for no other purpose.

b)	The Borrower agrees to repay the Credit Facility/ies in the manner detailed in the Schedule - I hereunder written and in the event of failure to pay any one of the installments on due date the entire Credit Facility/ies shall, at the option of the Bank become due and payable immediately and forthwith. All advances made by the Bank under the Account(s) and the balances due to the Bank, thereunder shall be repayable to the Bank on demand.

c)	Subject to the powers conferred hereunder on the Bank, the Borrower may in the ordinary course of business sell or dispose of any of the Hypothecated Assets but the Borrower shall on any and every such sale or on receipt of documents or sale proceeds thereof deliver the documents or pay the net proceeds of the sale in satisfaction (so far as the same shall extend) of the balances then due and owing on the said Account(s) to the Bank. Provided further that the Borrower shall not make any sale of any of the Hypothecated Assets upon being prohibited in writing by the Bank from doing so.

d) i)

The Borrower shall from time to time on demand by the Bank furnish to the Bank and verify a list of all the book debts with the particulars, statements, reports, returns, certificates and vouchers of the debts and the debtors and produce to the Bank the books of account and other documents to enable the Bank to ascertain the book debts from time to time and the Borrower shall whenever required produce the evidence in support thereof. The Borrower shall also without such demand furnish to the Bank on the 10th (Tenth) day of each calendar month a similar list of all the book debts outstanding on the last day of the previous month

ii)	The Borrower shall execute on demand by the Bank such further documents as may be required by the Bank to vest the said book debts and to render the same readily realizable or transferable by the Bank at any time.

iii)	The Borrower declares that the book debts shall always be the Borrower’s absolute property at its sole disposal and free from any prior charge or encumbrance and declares that nothing contained in this Deed shall operate to prejudice the rights and remedies of the Bank in respect of any present or future security, guarantee, obligation or decree for any indebtedness or liability of the Borrower to the Bank.

iv)	The Borrower agrees that it will not compound or release any of the book debts nor do anything whereby the recovery of the same may be impeded, delayed or prevented without the consent of the Bank and further agrees to keep proper books of account of its business and will at all times as and when required produce such books of accounts and all vouchers, papers and documents relating thereto for the inspection of the Bank and any of its officers or agents and allow free access to them without any demur.

v)	Subject as aforesaid the Borrower shall be at liberty to deal with the book debts and claims in due course of business on the express understanding that the book debts and all proceeds and/or realizations thereof and documents of title relating thereto are always kept distinguishable and held as the exclusive property of the Bank specifically appropriated to this security to be dealt with only under the directions of the Bank and the Borrower shall not create or suffer any charge, lien or encumbrance to affect the same or any part thereof nor do or allow anything to be done that may prejudice the security of the Bank created hereunder.

vi)	The Borrower shall at all times during the continuance of this security keep and maintain such percentage or percentages of security (hereinafter referred to as “Margin”) in favour of the Bank between the amounts outstanding under the Account(s) or any other facilities and the market value (or book value whichever is lower) of the Hypothecated Assets, at such percentage as mentioned in the Schedule - I hereunder written

vii)	The Borrower agrees to furnish such other additional security, in case the required Margin for the Hypothecated Assets is not maintained by the Borrower, as may be required by the Bank to secure the repayment of the Credit Facility/ies.

viii)	The Hypothecated Assets shall be at all times during the continuance of the Credit Facility/ies and so long as any money shall remain due and owing under the said loan account be maintained in good and working condition and insured and kept insured by and at the expenses of the Borrowers against loss or damage by fire, flood, theft, burglary and such other risks as may be from time to time required by the Bank or be required by law to the full extent of the value thereof, in an insurance office or offices of repute, approved by the Bank in the name of the Borrower and assign to the Bank and in either case the policies shall be handed over to the Bank The Borrower shall duty and punctually pay the premium, due on the policies at least one week before the same shall have become due or payable and hand over the receipts to the Bank and Borrower agrees not to raise at anytime any dispute as to the amount of insurable interest of the Bank.

ix)	If the Borrower shall make the default in effecting such insurance as aforesaid or renewing any policy or in respect of payment of such premium or in keeping the Hypothecated Assets so insured or in delivering to the Bank the policies or receipts for the premium it shall be lawful for (but not obligatory on) the Bank at its option to effect such insurance or to renew or to pay such premium and to keep the Hypothecated Assets insured and to debit the expenses incurred by the Bank for that purpose to the Borrower’s account and the same shall be treated as an advance secured by these presents.

x)

The Borrower shall keep all the Hypothecated Assets in a good state of repair and in perfect working order and condition and further that the Hypothecated Assets at present or for me time being not in use, if necessary, be properly coated with rust proof preservatives and oiled, packed and encased and stored or housed in proper rain and weather proof premises. The Borrower shall submit to the Bank punctually monthly or as often as and when required by the Bank full particulars of all the assets of the Borrower and of the Hypothecated Assets and shall allow the Bank or its authorized agent representative to take inspection of the Hypothecated Assets and of all records and will produce such evidence as Bank may require as to the cost and value of any of the Hypothecated Assets and it shall be lawful for the Bank at any time and from time to time during the continuance of this security to appoint and employ at the expense of the Borrower in all respects and either temporarily or for such periods as such Bank shall think fit a person or persons or firm or company to inspect and value on behalf of the Bank of all or any of the Hypothecated Assets and the Borrower shall pay to the Bank on demand the fees or other remuneration payable to any such person, firm or company and the costs, charges and expenses of and incidental to such valuation (the Bank’s statement thereof being conclusive in that behalf) and in default Bank shall be at liberty to debit the amount thereof to the respective account/s of the Borrower and the amount so debited shall form part of the moneys hereby secured.

e)

If the Borrower shall fail to repay the Credit Facility/ies or any part thereof as and when due or to repay on demand any moneys which ought to be paid by it hereunder including principal, interest and other moneys or shall commit any breach of any covenant, agreement, undertaking or declaration on its part to be performed as herein contained or it appears to the Bank that false or misleading information in any material particular was given in the Borrower’s proposals made to the Bank and such breach or default is not remedied forthwith and on the failure of the Borrower to remedy the same or if any circumstance shall occur which, in the opinion of the Bank is prejudicial to or imperil or is likely to prejudice or imperil this security or if any distress or execution is levied or enforced against any property or assets whatsoever of the Borrower if any person, firm or company shall take steps towards applying for or obtaining an order for the appointment of a Receiver of any property or assets whatsoever of the Borrower, or if such Receiver is appointed, or if any person, firm or company shall apply or obtain an order for the winding up of the Borrower or if any such order is made, or if any step is taken by any person, firm or company towards passing any resolution to wind up the Borrower, or if any such resolution shall be passed, or if the Borrower shall suspend or cease to carry on business or to conduct its business to the satisfaction of the Bank then and in any such case the entire sums in respect of the Credit Facility/ies due to the Bank together with interest, costs, charges and other moneys payable in respect thereof shall forthwith become, at the option of the Bank, payable at once and further it shall be lawful, for the Bank forthwith or any time thereafter and without any notice to enter into or upon any place or premises where or wherein any of the Hypothecated Assets may be or are situated or kept or stored and for the purpose of such entry to do all acts, deeds or things as are deemed necessary by the Bank and to inspect, value, insure and/or to take charge of and/or to seize, recover, receive. appoint receivers of and/or take possession of all or any of the Hypothecated Assets and thereupon either forthwith or at any time and from time to time and without any notice either by public auction or tender or private contract or tender to sell and dispose of all or any part of the Hypothecated Assets in such manner as the Bank shall think fit and to apply the net proceeds of such sale in or towards payment of all principal and interest then outstanding on all the Account(s) or any of them in such manner and subject thereto in payment of all moneys due hereunder to the Bank in such manner as the Bank may decide and to enforce, realize, settle compromise and deal with any rights aforesaid without being bound to exercise any of such powers or being liable for any losses in the exercise thereof and without prejudice to the Bank’s rights and remedies of suit or otherwise and notwithstanding there may be any pending suits or other proceedings the Borrower hereby undertakes to transfer and deliver to the Bank all relative contracts securities bills, notes, hundies and documents and agrees to accept the Bank accounts and sales and realizations and to pay any shortfall or deficiency thereby shown and if the net sum realized by such sale shall be insufficient to pay the amount secured, the Bank shall be at liberty to apply any other money or moneys in the hands of the Bank standing to the credit or belonging to the Borrower in or towards the payment of the balance without giving any notice to the Borrower and in the event of there being still deficiency, the Borrower shall forthwith pay such deficiency, provided that nothing herein contained shall in any manner prejudice or affect the rights or remedies of the Bank against the Borrower individually. The Bank shall not be responsible in any way for the quantity, condition or safety of the Hypothecated Assets of which possession shall be given to or taken or obtained by the Bank.

f)	The Bank shall not be in any way liable or responsible for any loss, damage or depreciation which the Hypothecated Assets may suffer or sustain on any account whatsoever while the same are in possession of the Bank during the continuance of this security or thereafter and all such damage or depreciation shall be wholly on account of the Borrower howsoever the same may have been caused nor shall the Bank be responsible for any shortage resulting from theft or pilferage or otherwise howsoever notwithstanding that the Hypothecated Assets may be in the possession of or under the control of the Bank.

g)	The Borrower shall not remove or dismantle any of the Hypothecated Assets without the consent in writing of the Bank except in any case where such removal or dismantling shall in the opinion of the Borrower be rendered necessary by reason of the same being worn out, obsolete, discarded, injured, damaged or broken and in such case will replace those so worn out, obsolete, discarded, injured, damaged or broken by other of a similar nature and of at least equal value and shall also whenever necessary renew or replace all such assets to be used for the purpose of or in connection with the business of the Borrower when and as the same shall be worn out, obsolete, discarded, injured, damaged or broken and shall intimate the same to the Bank.

h)	The Borrower agrees that pending seizure by the Bank of the Hypothecated Assets and any documents thereof, any insurance moneys received by the Borrower shall be held by the Borrower as the exclusive property of the Bank specifically appropriated to the security created hereunder and the Borrower will not without the written consent of the Bank first had and obtained make or suffer nor attempt to make or suffer any mortgage, charge, lien or encumbrance to affect the same or any part thereof nor do or allow anything which may prejudice the security hereby created or agreed to be created nor create security whatsoever save as approved by the Bank.

i)	If the net sum realised by such sale be insufficient to satisfy the balance then due to the Bank, the Bank shall be at liberty to sue the Borrower for the balance thereof. Nothing herein contained shall be deemed to negative quality or otherwise prejudice the right of the Bank to recover from the Borrower the entire amount due under the loan account notwithstanding that all or any of the Hypothecated Assets have not been realised.

j)	If the Bank shall take possession of the Hypothecated Assets the Bank shall not be responsible, notwithstanding anything to the contrary contained in Section 151 of the Indian Contract Act, 1872 for any loss or deterioration of, or damage to the Hypothecated Assets whether by theft, fire, rain, flood, earthquake, lightning, accident or any other cause whatever.

k)	The Borrower shall if so required by the Bank and in default, the Bank may itself cause, a Board or boards with the name of the Bank legibly and distinctly printed or written thereon to be placed and at all times maintained in a conspicuous position upon and within all godowns, or other places of storage into or upon which any of the Hypothecated Assets for the time being hypothecated and charged as aforesaid are or shall be brought in during the continuance of this security.

l)	The Borrower shall forthwith upon obtaining any lease or tenancy, leave or license to occupy any godown or any place containing any of the Hypothecated Assets which is not its own property if so required by the Bank (and subject to the provisions of any law in this behalf) register the same in the name of the Bank and hand over the receipts for any rents or other dues payable in respect thereof to the Bank and keep the Bank indemnified against any and all liabilities in consequence of such transfer or registration in the Bank’s name and shall pay any sum becoming, payable to the Bank under the Account(s) and all such sums shall carry like interest and shall be treated as advance secured by this security.

m)	The Borrower shall pay all rents, rates, taxes, payments and outgoings in respect of any immovable property in or which the Hypothecated Assets may for the time being be lying and shall keep such property and Hypothecated Assets insured against loss or damage by fire and shall also insure the same against such other risks as the Bank shall require and Shall produce the policies of Insurance to the Bank whenever required by it.

n)	The Borrower hereby declares and guarantees that the Hypothecated Assets now in existence are same as aforesaid the absolute unencumbered property of the Borrower and that the Borrower has/have full power of disposition there over and that all Hypothecated Assets which may belong to the Borrower in future shall likewise be the absolute and unencumbered property of the Borrower with power of disposition there over of the Borrower.

o)	The Borrower shall furnish and verify all statements, reports, returns, certificates and information from time to time as required by the Bank in respect of the Hypothecated Assets and execute any documents as required by the Bank as in its opinion necessary to give effect to this security and file appropriate forms with the Registrar of Companies and if the Borrower shall fail to do so within 30 (Thirty) days of date of execution of this Deed the Bank may execute such documents on behalf of the Borrower for its own benefit.

p)	This security shall be a continuing security for the balance from time to time due and payable by the Borrower to the Bank under the Account(s) and the liability of the Borrowers shall not be affected impaired or discharged by winding up (voluntary or otherwise) or by any merger or amalgamation. reconstruction or otherwise of the Borrower with any other company or by takeover of the management or nationalization of the undertaking of the Borrower or by change of name or constitution of the Borrowers.

7.	Nothing herein contained shall prejudice or affect any general or special lien to which the Bank shall by law or otherwise be entitled or shall operate to prejudice its rights and remedies in respect of any present or future security or guarantee for any obligation, indebtedness or liability of the Borrowers to the Bank.

8.	The Borrower agrees to accept as conclusive proof of the correctness of any sums claimed to be due from the Borrower to the Bank under this Deed, a statement of account made out from the books of the Bank either computer generated or manual statement signed by the officials of the Bank without production of any other voucher, documents or paper.

9.	It shall be lawful for the Bank to exercise any one or more or all of the powers or authorities or rights hereby expressed to be exercisable by the Bank and that the rights and powers conferred on the Bank by these presents shall be deemed always to be so and accordingly, it shall be open to the Bank to bring or take any suit or other proceedings or take any steps for enforcement of the securities created in its favour for realization of the dues from the Borrower.

10.	If a cross default as mentioned herein below occurs, it shall be treated as an event of default under this Deed:

(a)	Any financial indebtedness including any money borrowed or raised. receivables sold or discounted or any other transaction entered into by the Borrower having the commercial effect of borrowing or any guarantee or indemnity given by the Borrower (hereinafter together collectively referred to as “financial indebtedness”) is/are not paid when due nor within any originally applicable grace period;

(b)	Any financial indebtedness of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (howsoever described);

(c)	Any commitment for any financial indebtedness of the Borrower is cancelled or suspended by a creditor as a result of an event of default (howsoever described);

(d)	Any creditor of the Borrower becomes entitled to declare any financial indebtedness due and payable prior to its specified maturity as a result of an event of default (howsoever described).

If any of the foregoing event occurs or there is reasonable apprehension in the opinion of the Bank that any of the foregoing event may occur in respect of the said credit facility or in respect of any of the security(ies) provided by any person in terms of this Deed to secure the said credit facility.

On the question whether any of the above events/circumstances has occurred/ happened, the decision of the Bank shall be final, conclusive and binding on the Borrower.

11.	The Borrower hereby authorizes and irrevocably appoints the Bank and/or its officer as its Attorney and authorizes the Bank to act for or in the name of the Borrower hereunder and generally to use the name of the Borrower to do whatever the Borrower may be required to do under this Deed and generally to use the name of the Borrower in the exercise of all or any of the powers by this Deed conferred on the Bank including to recover, receive, collect, demand, sue for any of book debts, money receivables, money outstanding, claims, bills, supply bills of the Borrower and the Borrower shall bear the expenses that may be incurred in this regard The Bank or any person or persons appointed or nominated by it shall have the right at all times with or without notice to the Borrower and if so required as Attorneys / Attorney for and in the name of the Borrower to enter in all premises, where the Hypothecated Assets including the premises where the books of accounts or other records documents etc. relating to the Hypothecated Assets are lying or left and to inspect value and take particulars of the same and/or to take abstracts from such books of account etc and the Borrower shall produce all such records, books, vouchers evidences and other information as the Bank or the person(s) appointed or nominated as aforesaid by the Bank may require.

12.	Without prejudice to the Bank’s absolute right in its uncontrolled discretion to adjust, appropriate or setoff at any time and from time to time any amount received or to be received by the Bank from the Borrower or any amount due or to become due to Borrower towards any amount due or to become due by Borrower to the Bank in any account at any of the Bank’s branches whatsoever any amount received or to be received by the Bank may first be appropriated by the Bank towards interest chargeable by the Bank and surplus amount, if any, may lastly be appropriated by the Bank towards principal amount due to the Bank.

13.	The Bank shall be entitled at any time and from time to time without any notice, reference or intimation to the Borrower and without the Borrower’s consent to adjust, appropriate or set off any credit balance or any part thereof due or to become due to the Borrower in any of its current, savings, term deposit or any deposit account or any account whatsoever at any of the Bank’s branches in the name of the Borrower with or without joint names of any other persons on or before or after the maturity dates thereof towards satisfaction or part satisfaction of outstanding debit balances due or to become due by the Borrower to the Bank in any account at any of the Bank’s branches whatsoever.

14.	The Borrower accepts, confirms and consents for me disclosure and sharing by the Bank of all or any information and data relating to the Borrower the Credit Facility/ies any other transactions that the Borrower has with the Bank the Borrowers Account(s), and the agreements and documents related to the Credit Facility/ies and transactions, including but not limited to information relating to default if any, committed by the Borrower, in the discharge of the Borrower’s obligations in relation to the Credit Facility/ies or other transactions, as the Bank may deem appropriate and necessary to disclose and furnish, to Reserve Bank of India (“RBI”) and/or to Credit information Bureau (India) ltd and/or to any other agency or body as authorized in this behalf by RBI. to other banks and lenders including assignees and potential assignees, to its professional advisers and consultants and to its service providers instructed by it in relation to the said facilities, and/or as required under law or any applicable regulation, at the order of a court of law, or at the request or order of any statutory, regulatory or supervisory authority with whom it customarily complies.

The Borrower undertakes and covenants that it shall provide all information, including information regarding other credit facilities enjoyed by the Borrower, as and when required by the Bank. The Borrower declares that the information furnished to the Bank from time to time is and shall be true and correct.

The Borrower:

(a)	accepts that RBI or Credit Information Bureau (India) Ltd. and any other agency so authorized, any statutory, regulatory or supervisory authority or other lenders, may use, process, disseminate the said information and data disclosed by the Bank in such manner as deemed fit by them in any particular circumstances; and

(b)	shall not hold the Bank at all responsible or liable in this regard.

It is agreed by the Borrower, that without prejudice to any rights of the Bank, all acts / steps as are necessary for the Bank to take in order to monitor the Credit Facility/ies and utilization thereof and/or the obligations of the Borrower and /or the Borrower’s compliance with the terms thereof and / or to recover amounts due to the Bank or any part or portion thereof, shall and/or may be carried out by and / or through such other person (including a company or body corporate) as may from time to time be appointed by the Bank in respect thereof and that the Bank will at all times be entitled to share with any such other person that may thus be appointed by the Bank, all documents statements of accounts and other information of whatsoever nature pertaining to the Borrower and/or the Credit Facility/ies. Further, the Borrower expressly recognises and accepts that the Bank shall, without prejudice to its rights to perform such activities either itself or through its officers or servants, be absolutely entitled and have full power and authority to appoint one or more third parties of the Bank’s choice and to transfer or delegate to such third parties the right and authority to collect on behalf of the Bank all unpaid amounts and to perform and execute all acts, deeds, matters and things connected therewith or incidental thereto including receiving the amounts due, and generally performing all lawful acts as the third party may consider appropriate for such purposes.

15.	Any delay in exercising or omission to exercise any rights power or remedy exercisable by the Bank under the security or under these presents or otherwise under any law or rules shall not impair any such right, power or remedy or be construed to be a waiver thereof or be construed to be an acquiescence in any default nor shall the action of the Bank in respect of any such default or any acquiescence in any default affect or impair any right, power or remedy of the Bank in respect of any other or subsequent default.

16.	Any demand or notice to be made or given on or to any party hereto may be made or given by leaving the same at or posting the same by registered post or under Certificate of Posting or courier or any other mode addressed in the case of the Borrower to its last known address on the records of the Bank or at its registered office or branch office with which the Borrower has dealings under this Deed and every such demand or notice shall when dispatched by the Bank to the post office be deemed to be duly received by the Borrower as the case may be at the time at which it would have been delivered in the ordinary course at the office in question.

17.	The Borrower shall indemnify and keep indemnified the Bank against all losses, demands, damages costs, charges and expenses in respect of the said Hypothecated Assets sustained or made against the Bank. The Borrower shall pay forthwith on demand to the Bank the costs on full indemnity basis incurred by it or in connection with the preparation, engrossment, stamping and execution of this Deed and of the registration of the security with the Registrar of Companies and all other costs, on full indemnity basis, incurred or that may be incurred by the Bank hereafter in connection herewith or with the enforcement or attempted enforcement of the security hereby created or the protection or defense or perfection thereof or for the recovery of any moneys hereby secured and of all suits and proceedings of whatsoever nature for the enforcement or realisation of the security hereby created or the recovery of such moneys or otherwise in connection herewith or in which the Bank may be joined as a party or otherwise involved by reason of the existence of the security hereby created or otherwise.

18.	The terms and conditions laid down by the Bank and set out in the Sanction Letter and the Agreement (if executed) to the Borrower be deemed to be a part and parcel of this Deed as between the Bank and the Borrower and be binding as between them.

19.	The clauses of this Deed, the Schedule-I and the sub-clauses contained in each clause are severable and any illegality, invalidity or irregularity inconsistency or repugnancy of any clause or any sub-clause in the clause shall not in any way affect the legality, validity or regularity of any other clause or clause of the sub-clauses.

20.	This Deed shall be governed by and construed in all respects with the Indian Laws and the parties hereto agree that any matter or issues arising hereunder or any dispute hereunder shall, at the option/discretion of the Bank, be subject to the nonexclusive jurisdiction of the courts of the city of New Delhi, India. This shall not however limit the rights of the Bank to file/take proceedings in any other court of competent jurisdiction.

SCHEDULE - I

(Details of Credit Facilities)

Nature of Credit Facility	Amt. Rs.	Rate of Interest*	Penal Interest	Periodicity of charging interest	Margin	Repayment
Working Capital Demand Loan	30.00 Crs	To be decided at the time of disbursement.	2% p.a.	Monthly	25%	On Demand
Cash Credit	10.00 Crs	BR +2.50% p.a. i.e. 13.50% p.a.	2% p.a.	Monthly	25%	On Demand

*	The Borrower further agrees that the Bank shall be entitled to change the rate of interest, additional interest, penal interest and / or periodicity of charging interest etc. as mentioned herein at any time by giving notice to the Borrower and / or notifying on the notice board of the Bank or in the local Newspaper and shall thereafter he entitled to charge interest at the changed rate / rests as if the same was provided for in this Deed.

SCHEDULE - II

(Short particulars of Hypothecated Assets)

PART – I

A. Current Assets:

The whole of Current Assets of the Borrower namely, Stocks of Raw Materials, Stocks in process, Semi-Finished and Finished Goods. Stores and Spares not relating to Receivables and Book-Debts and all other movable, both present and future whether now lying loose or in cases or which are now lying or stored in or about or shall hereinafter from time to time during the continuance of the security be brought into or upon or be stored or be in or about of the Borrower’s factories, premises and godowns or any other place wherever the same may be or be held by any party to the order or disposition of the Borrower or in the courts of the transit or on high-seas or on order or delivery howsoever and whatsoever in the possession of the Borrower and either by way of substitution or addition.

B. Book Debts:

All the present and future book-debts, outstanding, money receivables, claims, bills hereunder which are now due and owing or which may at any time hereinafter during the continuance of this security become due owing to the Borrower in the course of his business by any persons, firm, company or body corporate or by the Central Government or any State Government, or any Government department or office or any municipal or local or public or semi-government body or authority or any body corporate or undertaking or project whatsoever

PART-II

Movable Fixed Assets:

All present and future movable fixed assets of the Borrower of the following description lying or stored in the Borrowers factories premises and godowns or any other place, particularly plant and machinery, equipments, furniture & fixtures, equipments, computers vehicles, whether installed on the factory shed or not and all present and future plant and machinery purchased from time to time by availing of the said facilities as mentioned hereinabove, in possession of or in transit now belonging to or that may at any time belong to the Borrower or that may be held by any party to the order or disposition of the Borrower together with all its accessories, spares, tools and implements.

IN WITNESS WHEREOF the Borrowers have executed these presents on the date mentioned above.

SIGNED AND DELIVERED BY

For TV 18 Home Shopping Network Limited

/s/ SACHIN RASTOGI

SACHIN RASTOGI

Director/Authorised Signatory (ies)

The Common Seal of

TV 18 Home Shopping Network Limited

the Borrower within named was affixed hereunto

in the presence of:

Shri./Smt.	/s/ ROSHNI TANDON (Company Secretary)
Shri./Smt.
Directors / of the Borrowers in pursuance of the Board Resolution dated 26/04/12 and they have signed below the Seal to confirm that the Seal was affixed in their presence.

Exhibit 10.9

INDIA NON JUDICIAL Government of National Capital Territory of Delhi e-Stamp

Certificate No.	:	IN-DL15733251032521K

Certificate Issued Date	:	25-Aug-2012 04:07 PM

Account Reference	:	IMPACC (IV)/ dI711403/ DELHI/ DL-DLH

Unique Doc. Reference	:	SUBIN-DLDL71140331621032807355K

Purchased by	:	NETWORK 18

Description of Document	:	Article 5 General Agreement

Property Description	:	NA

Consideration Price (Rs.)	:	0

(Zero)

First Party	:	NETWORK 18

Second Party	:	NA

Stamp Duty Paid By	:	NETWORK 18

Stamp Duty Amount(Rs.)	:	100

(One Hundred only)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Please write or type below this line - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

THIS STAMP PAPER IS ATTACHED WITH TRADEMARK LICENSE AGREEMENT DATED 01 SEPTEMBER 2012 EXECUTED

BETWEEN

NETWORK18 MEDIA & INVESTMENTS LIMITED

AND

TV18 HSN HOLDINGS LIMITED

Statuatory Alert:

1.	The authenticity of the Stamp Certificate can be verified at Authorised Collection Centers (ACCs), SHCIL Offices and Sub-registrar Offices (SROs).
2.	The Contact Details of ACCs, SHCIL Offices and SROs are available on the Web site “www.shcilestamp.com”

TRADEMARK LICENSE AGREEMENT

This Trademark License Agreement (the “Agreement”) is made and entered into this 1st day of September, 2012 (the “Effective Date”), by and between

Network18 Media & Investments Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 503, 504 & 507, 5th Floor, Mercantile House, 15, K.G. Marg, New Delhi – 110 001 hereinafter referred to as the “Licensor”) which expression shall unless repugnant to the context or meaning thereof, include the legal heirs, successors, legal representatives, assigns, administrators, executors of estate of the party of the FIRST PART.

AND

TV18 HSN Holdings Limited, a company incorporated under the laws of Cyprus, and having its registered office at 10, Diomidous Street, Alphamega Akropolis Building, 3rd Floor, Office 401, 2024 Nicosia, Cyprus, (hereinafter referred to as the “Licensee”) which expression shall unless repugnant to the context or meaning thereof, include the heirs, successors, nominees, administrators, legal representatives, and assigns of the party of the OTHER PART.

The Licensor and the Licensee are collectively referred to as ‘Parties’ and individually as ‘Party’.

WHEREAS:

A.	Licensor has adopted, and has been using and owns exclusive rights in and to the trademarks set forth in Schedule A attached hereto (the “Licensed Marks”);

B.	The Licensee is desirous of using the Licensed Marks for purposes of and in connection with all business and other activities undertaken by the Licensee.

C.	Licensor has agreed to license the Licensed Marks to the Licensee on the terms and conditions hereinafter contained.

Now, therefore, in consideration of the foregoing premises and the mutual covenants and obligations contained herein, the Parties agree as follows:

1. GRANT AND SCOPE OF LICENSE.

1.1 License. Subject to the limitations set forth below, Licensor hereby grants to Licensee and all its present and future subsidiaries, for the Term (defined below), a non-exclusive, worldwide, non-assignable, non-transferable, personal, revocable, limited license to use the Licensed Marks for purposes of and in connection with all business and other activities undertaken by the Licensee.

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1.2 Reservation of Rights. All rights not expressly granted herein are reserved by Licensor. Licensee acknowledges that nothing in this Agreement shall give it any right, title, or interest in the Licensed Marks, other than the license rights granted herein.

2. OBLIGATIONS OF LICENSEE.

2.1 Quality Control. Licensee agrees that the nature and quality of all goods, services, publications, promotional material, or items bearing or including the Licensed Marks, if any, and offered by Licensee shall conform to any reasonable and appropriate standards set by Licensor and notified to the Licensee.

2.2 Compliance with Law. Licensee shall comply with all applicable laws and regulations and obtain all appropriate government approvals pertaining to any goods, services, publication, promotional material, or items bearing or including the Licensed Marks.

2.3 Use of the Mark. Licensee shall not at any time, do, or suffer to be done, any act or thing which will in any way impair the rights of Licensor in and to the Licensed Marks, or any registrations thereof which may depreciate the value of the Licensed Marks or the reputation of Licensor. Licensee shall observe any reasonable directions given by Licensor to alter or modify the form as to colors and size of the representations of the Licensed Marks. Licensee further agrees to comply with such further trademark usage guidelines as may be issued by Licensor from time to time.

3. Fee. In consideration of the License granted herein, the Licensee agrees to pay the Licensor an all inclusive yearly fee of INR 10 payable within 30 days of receipt of invoice from the Licensor (the “Fees”). The Fees shall be payable in Indian Rupees. The applicable service tax or such other applicable rate on the Consideration shall be borne by the Licensee.

4. OWNERSHIP OF LICENSED MARK.

4.1 Licensee’s Acknowledgment. Licensee acknowledges that Licensor is the exclusive owner of all right, title and interest in the Licensed Marks and all goodwill associated therewith. Licensee agrees that Licensee’s use of the Licensed Marks will inure solely to the benefit of Licensor and will not create any right, title, or interest for Licensee in the Licensed Marks other than the limited license granted under this Agreement. Licensee shall not challenge Licensor’s rights in or attempt to register the Licensed Marks or any other illustration, item, design, logo, or mark including the Licensed Marks, unless the said registration is with the consent of the Licensor. Licensee shall take no action inconsistent with Licensor’s rights in the Licensed Marks. If at any time Licensee acquires any rights in, or registrations or applications for, the Licensed Marks by operation of law or otherwise, it will immediately upon request by Licensor and at no expense to Licensor, assign such rights, registrations, or applications to

2

Licensor, along with any and all associated goodwill. Licensor may at its option commence, prosecute, or defend any action or claim concerning the Licensed Marks in the name of Licensor or Licensee, or join Licensee as a party thereto. Licensor shall have the right to control any such litigation. Licensee shall not commence any action regarding the Licensed Marks. Notwithstanding the foregoing, the Licensor hereby grants consent and waives all objections to the registration of HomeShop18 under several classes as a trademark in India and to the registration of domain names by the Licensee, including without limitation, www.HomeShop18.com, www.HomeShop18.in, and www.HomeShop18.co.in.

4.2 Licensor’s Representation. Licensor represents that it has the right and ability to grant to Licensee the limited license provided under this Agreement.

4.3 Infringement. The Licensee shall as soon as it becomes aware thereof give the Licensor in writing full particulars of any use or the proposed use by any other Person of any of the Licensed Marks which amounts or might amount to infringement of the Licensor’s rights in relation to the Licensed Marks. The Licensee shall also notify the Licensor in writing of any allegation that the Licensed Marks are invalid or infringes the rights of any third party, and shall make no comment or admission to any third party in respect thereof.

5. TERM AND TERMINATION.

5.1 Term of Use. This Agreement shall commence from the Effective Date and shall continue in force till 31st August, 2016 (“Term”) unless terminated in accordance with the Termination clause below. This Agreement may be extended for such further period and on such terms and conditions as may be mutually agreed upon and recorded in writing by the Parties atleast 1 month prior to the end of the Term.

5.2 Termination. In case of material breach of the terms of this Agreement by the Licensee, the Licensor shall give 1 (one) month written notice to the Licensee to rectify such material breach. In case the material breach is not rectified within 1 (one) month of written notice, the licensor shall have the right to immediately terminate the Agreement.

5.3 Consequences of Termination:

5.3.1 In case the Parties are not able to negotiate a renewal of the Agreement atleast 1 month prior to the end of the Term, the Licensee shall insure that within 2 months of end of the Term, the Licensee shall make all necessary efforts in order to stop usage of Licensed Marks and shall apply for such amendments with regulatory authorities as required to effect a change in the marks being used by the Licensee so that they do not include or resemble the Licensed Marks.

5.3.2 In case of Termination of the Agreement due to breach on part of the Licensee, the Licensee shall insure that within 15 (fifteen) days of termination, the Licensee shall make all necessary efforts in order to stop usage of Licensed Marks and shall apply for such amendments with regulatory authorities as required to effect a change in the marks being used by the Licensee so that they do not include or resemble the Licensed Marks.

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6. INDEMNITY

6.1 The Licensee shall indemnify, defend and hold harmless the Licensor and their respective officers, directors, employees and agents (collectively the “Indemnified Persons”) from and against any and all direct losses, claims, costs, liabilities, judgments, expenses or damages (including without limitation reasonable attorney’s fees) that the Indemnified Person may incur or suffer as a result of or arising out of breach of any representation or misrepresentation made by the Licensee under this Agreement.

7. MISCELLANEOUS.

7.1 Governing Law and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the Republic of India and courts of Delhi shall have exclusive jurisdiction in relation to any disputes arising hereunder. Any and all disputes or claims arising under this Agreement or out of or in connection with the execution, interpretation, performance, or non-performance of this Agreement or any or all of the foregoing shall be solely and finally settled by arbitration under the Indian Arbitration and Conciliation Act, 1996. All arbitration proceedings shall be conducted by a sole arbitrator to be appointed by the Licensor and shall be conducted in the English language and the place of arbitration shall be Delhi.

7.2 Notices. Any notice given under this Agreement shall be in writing and shall be delivered to the addresses set forth below the signatures of the parties, unless a party changes its address by written notice to the other party. Notices shall be deemed effectively received upon five days following being mailed by registered mail, return receipt requested, or upon receipt of confirmation following transmission by facsimile machine.

7.3 Entire Agreement. This Agreement constitutes the complete, final and exclusive agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior oral or written representations, conditions, warranties, understandings, proposals or agreements between the parties regarding the subject matter hereof.

7.4 Amendment and Waiver. No provision of this Agreement may be amended or waived except by a writing signed by both parties.

7.5 Severability. Any invalidity, in whole or in part, of one provision of this Agreement shall not affect the validity of any other provision of this Agreement.

7.6 Successors. Subject to the prohibitions against assignment contained herein, this Agreement shall inure to the benefit of and shall be binding on the parties hereto and their respective successors and permitted assigns.

4

7.7 Survival. Paragraphs and subparagraphs 1.2, 2, 3, 4, 5, 6 and 7.7 shall survive termination of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the last date below.

LICENSOR:		LICENSEE:

Network18 Media & Investments Limited		TV18 HSN Holdings Limited

By:	/s/ R.D.S BAWA	By:	/s/ MILORAD VUJNOVIC
Title:	GROUP CFO	Title:	DIRECTOR
Date:	1st SEPT 2012	Date:	01 SEP 2012

5

SCHEDULE A TO TRADEMARK LICENSE AGREEMENT

1.	Licensor Trademarks shall include the “18” name and logo and any other aspects of Licensee’s trade/service names/dress/logo in which Licensor has a proprietary interest decided at the sole discretion of the Licensor.

“18 Logo”

6

Exhibit 21.1

List of Subsidiaries of NW18 HSN Holding Plc

Name of the Company	Country of Incorporation
1. TV18 Home Shopping Network Limited	India

Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Grant Thornton India LLP

GRANT THORNTON INDIA LLP

New Delhi, India

September 27, 2012

Exhibit 99.2

MATTERS TO BE SPECIFIED IN PROSPECTUS AND REPORTS TO BE SET OUT THEREIN IN COMPLIANCE WITH THE COMPANIES LAW, CHAPTER 113, FOURTH SCHEDULE OF THE STATUTE LAWS OF THE REPUBLIC OF CYPRUS

A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED FOR REGISTRATION TO THE DEPARTMENT OF OFFICIAL RECEIVER AND REGISTRAR OF COMPANIES IN CYPRUS IN ACCORDANCE WITH THE COMPANIES LAW, CHAPTER 113.

1. There are no founders, management or deferred shares in the share capital of the company.

2. A director is not required to hold any share qualification.

3. Remuneration of the directors shall be ultimately and finally approved by the general meeting/the board/by a committee duly authorized by the board. In relation to compensation of Directors information can also be found in section titled COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS beginning on page 111 of the Prospectus.

4. The names, descriptions and addresses of the directors or proposed directors can be found in section titled MANAGEMENT beginning on page 104 of the Prospectus.

5. The minimum amount which in the opinion of the directors will be required to provide for the matters set out in paragraph 4 of Part 1 of the Fourth Schedule to the Companies Law, Cap 113 is US$ 86,250,000, made up as follows:

(i) Information in relation to any property to be purchased by the company, to be paid in full or partly by the use of proceeds has not yet been ascertained. The company has not purchased and currently does not intend to purchase any property which is to be defrayed in whole or in part out of the proceeds of the offering before the listing.

(ii) To pay preliminary expenses of US$ 2.3 million. Further information as to preliminary expenses payable by the company and any commission so payable to any person can be found in section titled UNDERWRITING beginning on page 159 of the Prospectus;

(iii) To repay outstanding borrowings of US$ 6.8 million from the Ratnakar Bank Limited. Further information in relation to the repayment of any moneys borrowed by the company in respect of any of the foregoing matters and use of the proceeds of this offering can be found in section titled USE OF PROCEEDS beginning on page 44 of the Prospectus;

(iv) The balance of the net proceeds of this offering (after repayment of any moneys owed under 5(iii) above) may inter alia be provided in respect of working capital. Such information has not yet been ascertained.

(b) Currently there is no information and it has not been ascertained if any other amounts will be provided in respect of the matters aforesaid otherwise than out of the proceeds of the offering of the shares.

6. There will not be any subscription lists. The offering will be made as a book building offering. The offering will take place after a public filing of the Prospectus with SEC. Further information can be found on the section titled UNDERWRITING beginning on page 159 of the Prospectus.

7. The amount payable on application and allotment on each share to be offered will be the full price of the shares, i.e., only fully paid shares will be issued and the price will be determined by the book-building method. Prior to this offering there has not been any other public offer of our shares. Information in relation to previous allotments made during the past three fiscal years can be found in section titled HISTORY OF SHARE ISSUANCES beginning on page 145 of the Prospectus.

8. Information as to number, description and amount of any shares in the company which a person holds can be found in section titled DESCRIPTION OF SHARE CAPITAL and PRINCIPAL AND SELLING SHAREHOLDERS beginning on page 123 and page 120, respectively of the Prospectus.

9. The company has in place the following share option plans:

(i) The TV18 HSN Holdings Limited Stock Option Plan 2008; Information of the TV18 HSN Holdings Limited Stock Option Plan 2008 can be found in section titled SHARE INCENTIVE PLANS beginning on page 146 of the Prospectus; and

(ii) The TV18 HSN Holdings Limited Stock Appreciation Rights Scheme; Information on the TV18 HSN Holdings Limited Stock Appreciation Rights Scheme can be found in section titled SHARE INCENTIVE PLANS beginning on page 146 of the Prospectus.

10. No share or debenture has been issued or has been agreed to be issued or is proposed to be issued as fully or partly paid up otherwise than in cash. No such share or debenture within the two preceding years has been issued as fully or partly paid up otherwise than in cash.

11. The company currently does not intend to purchase or acquire any property which is to be paid wholly or partly out of the proceeds of the offering other than as may occur consistent with the disclosure in the section titled USE OF PROCEEDS beginning on page 44 of the Prospectus.

12. No amount has been paid within the two preceding years, or are payable, as commission for subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, for any shares in or debentures of the company, or the rate of any such commission.

13. Information in relation to the amount or estimated amount of preliminary expenses and the persons by whom any of those expenses have been paid or are payable, and the amount or estimated amount of the expenses of the offering and persons by whom any of those expenses have been paid or are payable can be found in section titled UNDERWRITING beginning on page 159 of the Prospectus.

14. No amount or benefit has been paid or given within the two preceding years or intended to be paid or given to any promoter, and the consideration for the payment or the giving of the benefit, except as disclosed in the section titled RELATED PARTY TRANSACTIONS beginning on page 118 of the Prospectus.

15. Information in relation to any material contracts not being a contract entered into in the ordinary course of the business carried on or intended to be carried on by the company or a contract entered into more than two years before the date of issue of the prospectus can be found in sections titled BUSINESS, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS and DESCRIPTION OF SHARE CAPITAL beginning on page 82, 55, and 123, respectively of the Prospectus. Such material contracts are also listed in the EXHIBIT INDEX list (items 10.3.1 to 10.9).

16. The statutory auditors of the company are Grant Thornton (Cyprus) Limited of 41-49, Agiou Nicolaou Street, Nimeli Court, PO Box 23907, 1687 Nicosia, Cyprus.

17. The directors of the company have no interests in the promotion of, or in any assets of the company, except as disclosed in the section titled RELATED PARTY TRANSACTIONS beginning on page 118 of the Prospectus.

18. Information on the rights of voting at meetings of the company conferred by, and the rights in respect of capital and dividends attached to, the several classes of shares respectively can be found in the section titled DESCRIPTION OF THE SHARE CAPITAL beginning on page 123 of the Prospectus.

19. Information in relation to the business of the company can be found in the section titled BUSINESS beginning on page 82 of the Prospectus.

References to executive officers in this Prospectus does not include references to directors